Registration No. 333-165395
                                                     Registration No. 811-07659
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM N-4/A

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

         Pre-Effective Amendment No. 2                                     [X]


         Post-Effective Amendment No.                                      [ ]


                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]


         Amendment No. 251                                                 [X]


                        (Check appropriate box or boxes)

                              --------------------

                            SEPARATE ACCOUNT No. 49
                                       of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                              --------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                              --------------------



                                   DODIE KENT
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)


                              --------------------

                  Please send copies of all communications to:

                           CHRISTOPHER E. PALMER, ESQ.
                               GOODWIN PROCTER LLP
                            901 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20001

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

         It is proposed that this filing will become effective (check appropriate box):

  [X]    Immediately upon filing pursuant to paragraph (b) of Rule 485.

  [ ]    On (DATE) pursuant to paragraph (b) of Rule 485.

  [ ]    60 days after filing pursuant to paragraph (a)(1) of Rule 485.

  [ ]    On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

  [ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

         Units of interest in Separate Account 49 under variable annuity contracts.

                                      NOTE

This Pre-Effective Amendment No. 2 ("PEA") on Form N-4/A Registration Statement No. 333-165395 ("Registration Statement") of AXA Equitable Life Insurance Company ("AXA Equitable") and its Separate Account No. 49 is being filed for the purpose of including in the Registration Statement the additions/modifications reflected in the Prospectus and Statement of Additional Information. Part C has also been updated pursuant to the requirements of Form N-4. The PEA does not amend any other part of the Registration Statement except as specifically noted herein.

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Structured Capital Strategies(SM)

A variable and index-linked deferred annuity contract

PROSPECTUS DATED September 27, 2010

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust which contain important information about the portfolios.

--------------------------------------------------------------------------------

WHAT IS STRUCTURED CAPITAL STRATEGIES(SM)?

Structured Capital Strategies(SM) is a variable and index-linked deferred annuity contract issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options and/or in one or more of the Segments comprising the Structured Investment Option. See "Definition of key terms" later in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features described in this Prospectus may vary in your state. Not all indices are available under all contracts, and may not be available in all states. For a state-by-state description of all material variations to this contract, see "Appendix I" later in this Prospectus. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract.

WE RESERVE THE RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY OR ALL OF THE SEGMENTS COMPRISING THE STRUCTURED INVESTMENT OPTION. IF WE EXERCISE THIS RIGHT, YOUR ABILITY TO INVEST IN YOUR CONTRACT, INCREASE YOUR CONTRACT VALUE AND, CONSEQUENTLY, INCREASE YOUR DEATH BENEFIT WILL BE LIMITED.

--------------------------------------------------------------------------------
PLEASE REFER TO PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS.
--------------------------------------------------------------------------------

Our variable investment options are subaccounts offered through Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("portfolio") of the EQ Advisors Trust (the "Trust"). Your investment results in a variable investment option will depend on the investment performance of the related portfolio. Below is a complete list of the variable investment options:

--------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
--------------------------------------------------------------------------------
o EQ/Core Bond Index   o EQ/Equity 500 Index   o EQ/Money Market
--------------------------------------------------------------------------------

We also offer our Structured Investment Option, which permits you to invest in one or more segments, each of which provides performance tied to the performance of a securities or commodities index for a set period (1 year, 3 years or 5 years). The Structured Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA Equitable Life Insurance Company. Unlike an index fund, the Structured Investment Option provides a return at maturity designed to provide a combination of protection against certain decreases in the index and a limitation on participation in certain increases in the index. The extent of the downside protection at maturity varies by segment, ranging from the first 10%, 20% or 30% of loss. THERE IS A RISK OF A SUBSTANTIAL LOSS OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY EXCEED THE PROTECTION PROVIDED BY THE STRUCTURED INVESTMENT OPTION AT MATURITY. IF YOU WOULD LIKE A GUARANTEE OF PRINCIPAL, WE OFFER OTHER PRODUCTS THAT PROVIDE SUCH GUARANTEES.


The total amount earned on an investment in a segment of the Structured Investment Option is only applied at maturity. If you take a withdrawal from a segment on any date prior to maturity, we calculate the interim value of the segment as described in "Appendix II -- Segment Interim Value". This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.


We currently offer the Structured Investment Option using the following indices:

--------------------------------------------------------------------------------
 INDICES
--------------------------------------------------------------------------------
o  S&P 500 Price         o Russell 2000 Price   o MSCI EAFE Price
   Return Index            Return Index           Return Index

o  London Gold Market    o NYMEX West Texas
   Fixing Ltd PM           Intermediate Crude
   Fix Price/USD           Oil Generic
   (the "Gold Index")*     Front-Month Futures
                           (the "Oil Index")*
--------------------------------------------------------------------------------

*     Available in IRA contract only

TYPES OF CONTRACTS. We offer the contracts for use as:

o    A nonqualified annuity ("NQ") for after-tax contributions only.

o    An individual retirement annuity ("IRA"), either traditional IRA or Roth
     IRA.


A minimum contribution of $25,000 is required to purchase a contract.

You can purchase this contract in one of two ways: (i) as a Series B contract, which has withdrawal charges, or (ii) as a Series ADV contract, if you are a participant in an account established under a fee-based program sponsored by a registered investment adviser that we accept.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                         X03028
                                                                             SCS

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

The principal underwriters of the contract are AXA Advisors, LLC and AXA Distributors, LLC. The offering of the contract is intended to be continuous.

Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated September 27, 2010, is a part of the registration statement filed on Form N-4. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Contents of this Prospectus

--------------------------------------------------------------------------------



STRUCTURED CAPITAL STRATEGIES(SM)
--------------------------------------------------------------------------------
Who is AXA Equitable?                                                        5
Definitions of key terms                                                     6
Structured Capital Strategies(SM) at a glance -- key features                8


--------------------------------------------------------------------------------
FEE TABLE                                                                   11
--------------------------------------------------------------------------------
Examples                                                                    12
Condensed financial information                                             13


--------------------------------------------------------------------------------
1. RISK FACTORS                                                             14
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
2. HOW TO REACH US                                                          16
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3. CONTRACT FEATURES AND BENEFITS                                           18
--------------------------------------------------------------------------------
How you can purchase and contribute to your contract                        18
Owner and annuitant requirements                                            20
How you can make your contributions                                         20
Allocating your contributions                                               21
What are your investment options under the contract?                        21
Portfolios of the Trust                                                     22
Structured Investment Option                                                23
Your right to cancel within a certain number of days                        28


--------------------------------------------------------------------------------
4. DETERMINING YOUR CONTRACT'S VALUE                                        30
--------------------------------------------------------------------------------
Your account value and cash value                                           30
Your contract's value in the variable investment options
     and Segment Type Holding Accounts                                      30
Your contract's value in the Structured Investment Option                   30


--------------------------------------------------------------------------------
5. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         32
--------------------------------------------------------------------------------
Transferring your account value                                             32
Disruptive transfer activity                                                32




----------------
"We," "our" and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.




                                                  Contents of this Prospectus  3

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

--------------------------------------------------------------------------------
6. ACCESSING YOUR MONEY                                                     34
--------------------------------------------------------------------------------
Withdrawing your account value                                              34
How withdrawals are taken from your account value                           35
Surrendering your contract to receive its cash value                        35
Withdrawals treated as surrenders                                           35
When to expect payments                                                     35
Your annuity payout options                                                 35


--------------------------------------------------------------------------------
7. CHARGES AND EXPENSES                                                     38
--------------------------------------------------------------------------------
Charges that AXA Equitable deducts                                          38
Charges under the contracts                                                 38
Charges that the Trust deducts                                              39
Group or sponsored arrangements                                             40
Other distribution arrangements                                             40


--------------------------------------------------------------------------------
8. PAYMENT OF DEATH BENEFIT                                                 41
--------------------------------------------------------------------------------
Your beneficiary and payment of benefit                                     41
Beneficiary continuation option                                             42


--------------------------------------------------------------------------------
9. TAX INFORMATION                                                          45
--------------------------------------------------------------------------------
Overview                                                                    45
Buying a contract to fund a retirement arrangement                          45
Transfers among investment options                                          45
Taxation of nonqualified annuities                                          45
Individual retirement arrangements ("IRAs")                                 47
Roth individual retirement annuities ("Roth IRAs")                          52
Federal and state income tax withholding and
     information reporting                                                  55
Impact of taxes to AXA Equitable                                            55


--------------------------------------------------------------------------------
10. MORE INFORMATION                                                        56
--------------------------------------------------------------------------------
About our Separate Account No. 49                                           56
About our Separate Account No. 68                                           56
About the Trust                                                             56
About the general account                                                   56
About other methods of payment                                              57
Dates and prices at which contract events occur                             57
About your voting rights                                                    58
Statutory compliance                                                        58
About legal proceedings                                                     58
Financial statements                                                        58
Transfers of ownership, loans,
     and borrowing                                                          58
About Custodial IRAs                                                        59
Distribution of the contracts                                               59


--------------------------------------------------------------------------------
11. INCORPORATION OF CERTAIN
     DOCUMENTS BY REFERENCE                                                 61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
APPENDICES
--------------------------------------------------------------------------------
I    -- State contract availability and/or variations of
        certain features and benefits                                      A-1
II   -- Segment Interim Value                                              B-1
III  -- Index Publishers                                                   C-1
IV   -- Segment Maturity Date and Segment Start Date
           examples                                                        D-1


--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

4  Contents of this Prospectus

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $581.2 billion in assets as of December 31, 2009. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


                                                        Who is AXA Equitable?  5

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

Definitions of key terms

--------------------------------------------------------------------------------

ACCOUNT VALUE -- Your "account value" is the total of: (i) the values you have in the variable investment options, (ii) the values you have in the Segment Type Holding Accounts and (iii) your Segment Interim Values.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's cash value is equal to the account value less any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.

CONTRACT YEAR -- The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year."

INDEX -- An Index used to determine the Segment Rate of Return for a Segment. We currently offer Segment Types based on two types of Indices: Indices based on the performance of securities ("Securities Indices") and Indices based on the performance of commodities ("Commodities Indices"). In the future, we may offer Segment Types based on other types of Indices.

INDEX PERFORMANCE RATE -- For a Segment, the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. The Index Performance Rate may be positive or negative.

IRS -- Internal Revenue Service

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

PERFORMANCE CAP RATE -- The highest Segment Rate of Return that can be credited on a Segment Maturity Date. The Performance Cap Rate is not an annual rate of return.

PERFORMANCE CAP THRESHOLD -- A minimum rate you may specify as a participation requirement that the Performance Cap Rate for a new Segment must equal or exceed in order for amounts to be transferred from a Segment Type Holding Account into a new Segment.

SAI -- Statement of Additional Information.

SEC -- Securities and Exchange Commission.

SEGMENT -- An investment option we establish with a specific Index, Segment Duration, Segment Buffer, Segment Maturity Date and Performance Cap Rate.

SEGMENT BUFFER -- The portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment's Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of -10%, -20% and -30%.

SEGMENT BUSINESS DAY -- A business day that all Indices underlying available Segments are scheduled to be open and to publish prices. A scheduled holiday for any one Index disqualifies that day from being scheduled as a Segment Business Day for all Segments. We use Segment Business Days in this manner so that, based on published holiday schedules, we mature all Segments on the same day and start all new Segments on a subsequent day. This design, among other things, facilitates the roll over of maturing Segment Investments into new Segments. It is possible that due to emergency conditions, an Index cannot provide a price on a day that was scheduled to be a Segment Business Day. These unforeseen events can have two results. (1) If the NYSE experiences an emergency close and cannot publish a price, we cannot mature or start any Segments for any Index. (2) If any Index other than the NYSE experiences an emergency close and cannot publish a price, we will mature or start Segments for all unaffected Indices.

SEGMENT DURATION -- The period from the Segment Start Date to the Segment Maturity Date. We currently offer Segment Durations of 1 year, 3 years or 5 years.

SEGMENT INTERIM VALUE -- The value of your investment in a Segment prior to the Segment Maturity Date.

SEGMENT INVESTMENT -- The amount transferred to a Segment on its Segment Start Date, as adjusted for any withdrawals from that Segment.

SEGMENT MATURITY DATE -- The Segment Business Day on which a Segment ends. This is generally the first Segment Business Day occurring after the 13th of the same month as the Segment Start Date in the calendar year in which the Segment Duration ends.

SEGMENT MATURITY DATE REQUIREMENT -- You will not be invested in a Segment if the Segment Maturity Date is later than your contract maturity date.

SEGMENT MATURITY VALUE -- The value of your investment in a Segment on the Segment Maturity Date.


6  Definitions of key terms

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

SEGMENT PARTICIPATION REQUIREMENTS -- The requirements that must be met before we transfer amounts from a Segment Type Holding Account to a new Segment on a Segment Start Date.

SEGMENT RATE OF RETURN -- If the Index Performance Rate is positive, then the Segment Rate of Return is a rate equal to the Index Performance Rate, but not more than the Performance Cap Rate. If the Index Performance Rate is negative, but declines by a percentage less than or equal to the Segment Buffer, then the Segment Rate of Return is 0%. If the Index Performance Rate is negative, and declines by more than the Segment Buffer, then the Segment Rate of Return is negative, but will not reflect the first -10%, -20% or -30% of downside performance, depending on the Segment Buffer applicable to that Segment.

SEGMENT RETURN AMOUNT -- Equals the Segment Investment multiplied by the Segment Rate of Return.

SEGMENT START DATE -- The Segment Business Day on which a new Segment is established. This is generally the second Segment Business Day occurring after the 13th of each month.

SEGMENT TYPE -- All Segments having the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a corresponding Segment Type Holding Account. We currently offer 15 Segment Types.

SEGMENT TYPE HOLDING ACCOUNT -- An account that holds all contributions and transfers allocated to a Segment Type pending investment in a Segment. There is a Segment Type Holding Account for each Segment Type. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option.

STRUCTURED INVESTMENT OPTION -- An investment option that permits you to invest in various Segments, each tied to the performance of an Index, and participate in the performance of that Index.


                                                      Definitions of key terms 7

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Structured Capital Strategies(SM) at a glance -- key features

------------------------------------------------------------------------------------------------------------------------------------
TWO CONTRACT SERIES         This Prospectus describes two contract series of Structured Capital Strategies(SM) -- Series B and
                            Series ADV. Series B contracts are subject to a withdrawal charge schedule, while the Series ADV contracts are not subject to a withdrawal charge schedule, but can only be purchased through an account established under a fee-based program offered by an investment adviser. The fees and expenses of your fee-based program are separate from and in addition to the fees and expenses of the contract and generally provide for various advisory and other services. We do not create or approve these fee-based programs, which are the sole responsibility of the adviser that maintains them.

                            Each series provides for the accumulation of retirement savings and income, and provides for the payment of account value to your beneficiary upon death, and offers various payout options.

                            Each series has a different charge structure. For details, please see the "Fee table" and "Charges and expenses" sections later in this Prospectus.

                            Throughout the Prospectus, any differences in the series are identified. Also see "Definition of key terms" earlier in this Prospectus for a more detailed explanation of terms associated with the
                            Structured Investment Option.

                            You should work with your financial professional to decide which series of the contract may be appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.
------------------------------------------------------------------------------------------------------------------------------------
VARIABLE INVESTMENT         Structured Capital Strategies(SM) variable investment options invest in portfolios sub-advised by
OPTIONS                     professional investment advisers. The contract currently offers three variable investment options.
                            Depending upon the performance of the variable investment options, you could lose money by investing in one or more variable investment options.
------------------------------------------------------------------------------------------------------------------------------------
STRUCTURED INVESTMENT       See "Definition of key terms" on the prior page and "Contract features and benefits" later in this
OPTION                      Prospectus for more detailed explanations of terms associated with the Structured Investment Option.
                            --------------------------------------------------------------------------------------------------------
                            o 15 Segment Types with Segment Durations of 1, 3 and 5 years.

                            o Investments in Segments are not investments in underlying mutual funds: Segments are not "index funds." Each Segment Type offers an opportunity to invest in a Segment that is tied to the performance of a Securities or Commodities Index. You participate in the performance of that Index by investing in the Segment. You do not participate in the investment results of any assets we hold in relation to the
                              Segments. We hold assets in a "non-unitized" separate account we have established under the New York
                              Insurance Law to support our obligations under the Structured Investment Option. We calculate the results of an investment in a Segment pursuant to one or more formulas described later in this
                              Prospectus. Depending upon the performance of the Indices, you could lose money by investing in one or more Segments.

                            o An "Index" is used to determine the Segment Rate of Return for a Segment. We currently offer Segment
                              Types based on two types of Indices: Indices based on the performance of securities ("Securities
                              Indices") and Indices based on the performance of commodities ("Commodities Indices"). In the future, we may offer Segment Types based on other types of Indices. The Indices are as follows:

                               -- S&P 500 Price Return Index;
                               -- Russell 2000 Price Return Index;
                               -- MSCI EAFE Price Return Index;
                               -- London Gold Market Fixing Ltd PM Fix Price /USD (the "Gold Index") (only available for IRA contracts); and
                               -- NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures (the "Oil Index") (only available for IRA contracts).

                            o The Segment Return Amount (which equals the Segment Investment multiplied by the Segment Rate of
                              Return) will only be applied on the Segment Maturity Date.
------------------------------------------------------------------------------------------------------------------------------------

8 Structured Capital Strategies(SM) at a glance -- key features

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
STRUCTURED INVESTMENT       o The Segment Rate of Return could be positive, zero, or negative. THERE IS A RISK OF A SUBSTANTIAL
OPTION (CONTINUED)            LOSS OF YOUR PRINCIPAL BECAUSE YOU AGREE TO ABSORB ALL LOSSES TO THE EXTENT THEY EXCEED THE
                              APPLICABLE SEGMENT BUFFER.

                            o On any date prior to maturity, we calculate the Segment Interim Value for each Segment as described in
                              "Appendix II -- Segment Interim Value". This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. The Segment Interim
                              Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, the Segment
                              Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

                            o BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT BUFFER ARE RATES OF RETURN FROM THE SEGMENT START DATE
                              TO THE SEGMENT MATURITY DATE, NOT ANNUAL RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN
                              ONE YEAR. THEREFORE YOUR PERFORMANCE CAP THRESHOLD IS ALSO NOT AN ANNUAL RATE, AS IT IS BASED ON THE
                              SEGMENT DURATION.

                            o THE HIGHEST LEVEL OF PROTECTION AT MATURITY IS THE -30% SEGMENT BUFFER AND LOWEST LEVEL OF PROTECTION
                              IS THE -10% SEGMENT BUFFER.

                            o THIS PRODUCT GENERALLY OFFERS GREATER UPSIDE POTENTIAL, BUT LESS DOWNSIDE PROTECTION, AT MATURITY
                              THAN FIXED INDEXED ANNUITIES, WHICH PROVIDE A GUARANTEED MINIMUM RETURN.
------------------------------------------------------------------------------------------------------------------------------------
TAX CONSIDERATIONS          o On earnings inside the      No tax until you make withdrawals from your contract or receive annuity
                              contract                    payments.
                            o On transfers inside the     No tax on transfers among investment options, including on a Segment
                              contract                    Maturity Date.
                            --------------------------------------------------------------------------------------------------------
                            If you are purchasing an annuity contract as an Individual Retirement Annuity (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal
                            Revenue Code for individual retirement arrangements. Before purchasing this contract, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of this contract with any other investment that you may use in connection with your individual retirement arrangement. You should also be aware that income received under the contract is taxable as ordinary income and not as capital gain. For more information, see "Tax information" later in this Prospectus.
------------------------------------------------------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS        o NQ
                              $25,000 (initial) (minimum)
                              $500 (additional) (minimum)

                            o Traditional or Roth IRA
                              $25,000 (initial) (minimum)
                              $50 (subsequent) (minimum)

                            o Maximum contribution limitations apply to all contracts.
                            --------------------------------------------------------------------------------------------------------
                            In general, contributions are limited to $1.5 million under all Structured Capital Strategies(SM)
                            contracts with the same owner or annuitant and $2.5 million under all AXA Equitable annuity accumulation contracts with the same owner or annuitant. Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to (i) change minimum and maximum contribution requirements and limitations, and (ii) discontinue acceptance of contributions including contributions in general, or to particular investment options. For more information, see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this
                            Prospectus.
------------------------------------------------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY        o Partial withdrawals

                            o Contract surrender

                            o You may be subject to tax on any income you receive and, unless you are 59-1/2 or another exception applies, an additional 10% federal income tax penalty. For Series B, you may also incur a withdrawal charge for certain withdrawals or if you surrender your contract.
------------------------------------------------------------------------------------------------------------------------------------



                 Structured Capital Strategies(SM) at a glance -- key features 9

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
PAYOUT OPTIONS              o Fixed annuity payout options

                            o Other payout options through other contracts
------------------------------------------------------------------------------------------------------------------------------------
FEES AND CHARGES            Please see "Fee table" later in this section for complete details.
------------------------------------------------------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE   0-85
AGES
------------------------------------------------------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL        To exercise your cancellation right you must notify us, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
------------------------------------------------------------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. ALL SEGMENT TYPES ARE NOT AVAILABLE IN ALL CONTRACTS, AND MAY NOT BE AVAILABLE IN ALL STATES. FOR A STATE-BY-STATE DESCRIPTION OF ALL MATERIAL VARIATIONS TO THIS CONTRACT, SEE "APPENDIX I" LATER IN THIS PROSPECTUS.


For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts. You should work with your financial professional to decide whether this contract is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.


10 Structured Capital Strategies(SM) at a glance -- key features

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract, make certain withdrawals, purchase a Variable Immediate Annuity payout option or make certain transfers and exchanges. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.(1)

------------------------------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
------------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions withdrawn (deducted
if you surrender your contract or make certain withdrawals or apply your cash value        SERIES B(2)     SERIES ADV
to certain payout options).                                                                5.00%           N/A
------------------------------------------------------------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12 transfers per contract year:(3)          Maximum Charge: $35
                                                                                             Current Charge: $0
------------------------------------------------------------------------------------------------------------------------------------


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying Trust portfolio fees and expenses.

------------------------------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS (INCLUDING THE SEGMENT TYPE HOLDING ACCOUNTS) EXPRESSED AS AN
 ANNUAL PERCENTAGE OF DAILY NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Separate account annual expenses:
                                                                                           SERIES B     SERIES ADV
Contract fee(4)                                                                            1.25%        0.65%
------------------------------------------------------------------------------------------------------------------------------------

                                   ADJUSTMENTS FOR EARLY SURRENDER OR WITHDRAWAL FROM A SEGMENT
------------------------------------------------------------------------------------------------------------------------------------
 WHEN CALCULATION IS MADE                                                 MAXIMUM AMOUNT THAT MAY BE LOST(5)
------------------------------------------------------------------------------------------------------------------------------------
                                                           -10% BUFFER       -20% BUFFER         -30% BUFFER
------------------------------------------------------------------------------------------------------------------------------------
Segment Interim Value is applied on surrender              90% of Segment    80% of Segment      70% of Segment
or withdrawal from a Segment prior to its                  Investment        Investment          Investment
Segment Maturity Date

You also bear your proportionate share of all fees and expenses paid by a "portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio's fees and expenses is contained in the Trust Prospectus for the portfolio.

--------------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
--------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2009 (expenses that are deducted        Lowest     Highest
from portfolio assets including management fees, 12b-1 fees, service fees, and/or     ------     -------
other expenses)                                                                       0.64%      0.74%
--------------------------------------------------------------------------------------------------------

This table shows the fees and expenses for 2009 as an annual percentage of each Portfolio's daily average net assets.

----------------------------------------------------------------------------------------------
                                                12B-1                           TOTAL ANNUAL
 PORTFOLIO NAME         MANAGEMENT FEES(6)      FEES    OTHER EXPENSES(7)         EXPENSES
----------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------------
EQ/Core Bond Index         0.35%                0.25%         0.14%                0.74%
EQ/Equity 500 Index        0.25%                0.25%         0.14%                0.64%
EQ/Money Market            0.31%                0.25%         0.16%                0.72%
----------------------------------------------------------------------------------------------

                                                                    Fee table 11

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Notes:

(1) The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge.

     The withdrawal charge percentage we use is determined       Contract
     by the contract year in which you make the withdrawal,      Year
     surrender your contract to receive its cash value, or       1.........5.00%
     surrender your contract to apply your cash value to a       2.........5.00%
     non-life contingent annuity payment option. For each        3.........5.00%
     contribution, we consider the contract year in which        4.........4.00%
     we receive that contribution to be "contract year 1").      5.........3.00%
                                                                 6+........0.00%

(3) Currently, we do not charge for transfers among variable investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each variable transfer at the time each transfer is processed. See "Transfer charge" in "Charges and expenses" later in this Prospectus. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a Segment Maturity Date in calculating the number of transfers subject to this charge.

(4) On a non-guaranteed basis, we may waive any portion of the contract fee as it applies to the EQ/Money Market variable investment option to the extent that the fee exceeds the income distributed by the underlying EQ/Money Market Portfolio. This waiver is limited to the contract fee, and it is not a fee waiver or performance guarantee for the underlying EQ/Money Market Portfolio. See "Contract fee" in "Charges and expenses" later in this Prospectus.

(5) The actual amount of the Interim Value Calculation is determined by a formula that depends on, among other things, the Segment Buffer and how the Index has performed since the Segment Start Date, as discussed in detail under "Appendix II" later in this Prospectus. The maximum loss would occur if there is a total distribution for a Segment with a 10%, 20% or 30% buffer at a time when the Index price has declined to zero. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate.

(6) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders.

(7) Other expenses shown are those incurred in 2009. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, separate account annual expenses, and underlying Trust fees and expenses (including underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectuses for the Trust.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated first under a Series B contract and then under a Series ADV contract.

The Structured Investment Option is not covered by the fee table and examples. However, the withdrawal charge, if any, and the charge if you elect a Variable Immediate Annuity payout option do apply to the Structured Investment Option.

These examples should not be considered a representation of past or future expenses for any variable investment option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

The examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment has a 5% return each year. The examples also assume (i) the total annual expenses of the portfolios set forth in the previous tables; and (ii) there is no waiver of any withdrawal charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


12 Fee table

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

                                    SERIES B

----------------------------------------------------------------------------------------------------------------
                           IF YOU SURRENDER YOUR CONTRACT AT THE        IF YOU ANNUITIZE AT THE END OF THE
                             END OF THE APPLICABLE TIME PERIOD                APPLICABLE TIME PERIOD
----------------------------------------------------------------------------------------------------------------
  PORTFOLIO NAME          1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------------------------------------------------------------------------------------------------------------
  EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------------------------------
  EQ/Core Bond Index       $709     $1,145     $1,407      $2,386     N/A       $1,145     $1,407      $2,386
  EQ/Equity 500 Index      $698     $1,113     $1,354      $2,277     N/A       $1,113     $1,354      $2,277
  EQ/Money Market          $707     $1,139     $1,397      $2,364     N/A       $1,139     $1,397      $2,364
----------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------
                          IF YOU DO NOT SURRENDER YOUR CONTRACT
                            AT THE END OF THE APPLICABLE TIME
                                          PERIOD
-------------------------------------------------------------------
  PORTFOLIO NAME          1 YEAR    3 YEARS    5 YEARS    10 YEARS
-------------------------------------------------------------------
  EQ ADVISORS TRUST:
-------------------------------------------------------------------
  EQ/Core Bond Index       $209      $645      $1,107     $2,386
  EQ/Equity 500 Index      $198      $613      $1,054     $2,277
  EQ/Money Market          $207      $639      $1,097     $2,364

                                  SERIES ADV

--------------------------------------------------------------------------------------------------------------------
                                                                            IF YOU SURRENDER OR DO NOT SURRENDER
                                 IF YOU ANNUITIZE AT THE END OF THE        YOUR CONTRACT AT THE END OF THE APPLI-
                                       APPLICABLE TIME PERIOD                        CABLE TIME PERIOD
--------------------------------------------------------------------------------------------------------------------
  PORTFOLIO NAME              1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
--------------------------------------------------------------------------------------------------------------------
  EQ ADVISORS TRUST:
--------------------------------------------------------------------------------------------------------------------
  EQ/Core Bond Index           N/A        $804      $1,133      $2,065      $146      $454       $783      $1,715
  EQ/Equity 500 Index          N/A        $771      $1,078      $1,950      $135      $421       $728      $1,600
  EQ/Money Market              N/A        $797      $1,122      $2,042      $144      $447       $772      $1,692


CONDENSED FINANCIAL INFORMATION

Because the contracts offered by this Prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this Prospectus.


                                                                    Fee table 13

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

1. Risk factors


--------------------------------------------------------------------------------

This section discusses risks associated with some features of the the contract. See "Definition of key terms" earlier in this Prospectus and "Contract features and benefits" later in this Prospectus for more detailed explanations of terms associated with the Structured Investment Option.

o There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index Performance Rate that exceeds the Segment Buffer for any Segment at maturity. The highest level of protection is the -30% Segment Buffer and the lowest level of protection is the -10% Segment Buffer at maturity.

o Your Segment Rate of Return for any Segment is limited by its Performance Cap Rate, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index.

o The Performance Cap Rate is determined on the Segment Start Date. You will not know the rate in advance. Prior to the Segment Start Date, you may elect a Performance Cap Threshold. The threshold represents the minimum Performance Cap Rate you find acceptable for a particular Segment. If we declare a cap that is lower than the threshold you specify, you will not be invested in that Segment and your contribution will remain in that Segment Type Holding Account, until the next available Segment for which your threshold is met or you provide us with alternative instructions. If you do not specify a threshold, you risk the possibility that the Performance Cap Rate established will have a lower cap than you would find acceptable. Currently, we will not establish a Segment if the Performance Cap Rate would be less than 2% for a 1-Year Segment, 6% for a 3-Year Segment or 10% for a 5-Year Segment. The Performance Cap Rate is a rate of return from the Segment Start Date to the Segment Maturity Date, NOT an annual rate of return, even if the Segment Duration is longer than one year. We reserve the right to reduce or remove our current minimum threshold for setting the Performance Cap Rate. Please see "Appendix I" later in this Prospectus for state variations.

o The method we use in calculating your Segment Interim Value may result in an amount lower than your Segment Investment, even if the corresponding Index has experienced positive investment performance since the Segment Start Date. Also, this amount may be less than the amount you would receive had you held the investment until maturity.

   o If you take a withdrawal, including required minimum distributions, and there is insufficient value in the variable investment options and the Segment Type Holding Accounts, we will withdraw amounts from any active Segments in your contract. Amounts withdrawn from active Segments will be valued using the formula for calculating the Segment Interim Value.

   o If you die or cancel or surrender your contract before the Sego ment Maturity Date, we will pay the Segment Interim Value.


   o Any calculation of the Segment Interim Value will generally be affected by changes in both the volatility and level of the relevant Index, as well as interest rates. The calculation of the Segment Interim Value is linked to various factors, including the value of a basket of put and call options on the relevant Index as described in "Appendix II" of this Prospectus. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate decreases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.


o You cannot transfer out of a Segment prior to its maturity to another investment option. You can only make withdrawals out of a Segment or surrender your contract. The amount you would receive would be calculated using the formula for the Segment Interim Value.

o We may not offer new Segments of any or all Segment Types, so a Segment may not be available for you to transfer your Segment Maturity Value into after the Segment Maturity Date.

o We have the right to substitute an alternative index prior to Segment Maturity if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed. If we substitute an index for an existing Segment, we would not change the Segment Buffer or Performance Cap Rate. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index.

o If a Segment cannot be matured until after the scheduled Segment Start Date for a particular month, we may create new Segments of Segment Types that utilize unaffected Indices on the scheduled Segment Start Date. This may occur if the Segment Maturity Date for a Segment is delayed more than once because the value for the relevant underlying Index of the Segment is not published on the designated Segment Maturity Date. If your instructions include an allocation from a Segment whose Segment Maturity Date has been delayed to a new Segment whose underlying Index is unaffected, we will not be able to transfer that portion of your Segment Maturity Value from the affected Segment to the unaffected Segment. We will use reasonable efforts to allocate your Segment Maturity Value in accordance with your instructions, which may include holding amounts in Segment Type Holding Accounts until the next Segment Start Date.

o The amounts held in a Segment Type Holding Account may earn a return that is less than the return you might have earned if those amounts were held in another variable investment option.


14  Risk factors

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

o Segment Types with greater protection tend to have lower Performance Cap Rates than other Segment Types that use the same index and duration but provide less protection.

o The value of your variable investment options will fluctuate and you could lose some or all of your account value.

o The level of risk you bear and your potential investment performance will differ depending on the investments you choose.

o If your account value falls below the applicable minimum account size as a result of a withdrawal, the contract will terminate.

o For Series B contracts only, if you surrender your contract, any applicable withdrawal charge is calculated as a percentage of contributions, not account value. It is possible that the percentage of account value withdrawn could exceed the applicable withdrawal charge percentage. For example, assume you make a one-time contribution of $1,000 at contract issue. If your account value is $800 in contract year 3 and you surrender your contract, a withdrawal charge percentage of 5% is applied. The withdrawal charge would be $50 (5% of the $1,000 contribution). This is a 6.25% reduction of your account value, which results in a cash value of $750 paid to you.

o No company other than AXA Equitable has any legal responsibility to pay amounts that AXA Equitable owes under the contract. An owner should look to the financial strength of AXA Equitable for its claims-paying ability.


                                                                Risk factors  15

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

2. How to reach us


--------------------------------------------------------------------------------

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

--------------------------------------------------------------------------------
FOR CORRESPONDENCE WITH CHECKS:
--------------------------------------------------------------------------------

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:
     Retirement Service Solutions
     P.O. Box 1577
     Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
     Retirement Service Solutions
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094

--------------------------------------------------------------------------------
FOR CORRESPONDENCE WITHOUT CHECKS:
--------------------------------------------------------------------------------

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:
     Retirement Service Solutions
     P.O. Box 1547
     Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
     Retirement Service Solutions
     500 Plaza Drive, 6th Floor
     Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.

--------------------------------------------------------------------------------
Our "business day" is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur in "More Information" later in this Prospectus."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:
--------------------------------------------------------------------------------
o written confirmation of financial transactions and certain non-financial transactions, including when money is transferred into a Segment from a Segment Type Holding Account; when money is not transferred from a Segment Type Holding Account into a Segment on a Segment Start Date for any reason; when a Segment matures; when you change a Performance Cap Threshold; or when you change your current instructions; and

o at the close of each calendar quarter for which there is a financial transaction and statement of your contract values at the close of each calendar year.

See "Definition of key terms" earlier in this Prospectus for a more detailed explanation of terms associated with the Structured Investment Option.

--------------------------------------------------------------------------------
TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
ONLINE ACCOUNT ACCESS SYSTEMS:
--------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. This service will be available beginning on or about January 24, 2011. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

o  your current account value;

o  your current allocation percentages;

o  your Performance Cap Threshold;

o your instructions on file for allocating the Segment Maturity Value on the Segment Maturity Date;

o the number of units you have in the variable investment options and the Segment Type Holding Accounts;

o the daily unit values for the variable investment options and the Segment Type Holding Accounts; and


16  How to reach us

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o  elect or change your Performance Cap Threshold;

o change your allocation percentages and/or transfer among the variable investment options (not available for transfers to Segment Type Holding Accounts); and

o change your TOPS personal identification number ("PIN") (through TOPS only) and your Online Account Access password (through Online Account Access only).

With Online Account Access only you can:

o  elect to receive certain contract statements electronically;

o  change your address;

o  elect or change your Performance Cap Threshold; and

o  access "Frequently Asked Questions" and certain service forms.

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll-free 1-888-909-7770. You may use Online Account Access by visiting our website at www.axa-equitable.com and clicking on Online Account Access. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------
You may also use our toll-free number (1-877-899-3743) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.


WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1) authorization for transfers, including transfers of your Segment Maturity Value on a Segment Maturity Date, by your financial professional;

(2)  conversion of a traditional IRA to a Roth IRA contract;

(3)  tax withholding elections;

(4)  election of the beneficiary continuation option;

(5)  IRA contribution recharacterizations;

(6)  Section 1035 exchanges;

(7)  direct transfers and specified direct rollovers;

(8)  death claims;

(9)  change in ownership (NQ only, if available under your contract);

(10) purchase by, or change of ownership to, a non-natural owner;

(11) requests to transfer, re-allocate, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems);

(12) establishing and changing a Performance Cap Threshold; and

(13) providing instructions for allocating the Segment Maturity Value on the Segment Maturity Date.


WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)  beneficiary changes; and

(2)  contract surrender and withdrawal requests.

To cancel or change any of the following, we recommend that you provide the required written notification at least seven calendar days before the next scheduled transaction:

(1) instructions on file for allocating the Segment Maturity Value on the Segment Maturity Date; and

(2) instructions to withdraw your Segment Maturity Value on the Segment Maturity Date.


TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)  the date annuity payments are to begin.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.


                                                             How to reach us  17

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

3. Contract features and benefits


--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The following table summarizes our current rules regarding contributions to your contract, which rules are subject to change. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer or rollover contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an eligible retirement plan or "designated Roth contribution account". Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix I later in this Prospectus for any applicable state variations.
--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------
We currently do not accept any contribution if (i) the aggregate contributions under one or more Structured Capital Strategies(SM) contracts with the same owner or annuitant would then total more than $1,500,000; or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria we determine, including issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix I later in this Prospectus for more information on state variations.
--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------
Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:
o Change our contribution requirements and limitations and our transfer rules, including to:

     -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

     -- discontinue the acceptance of subsequent contributions to the contract;

     -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options; and

     -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the Segment Type Holding Accounts or the Segments.

o Further limit the number of Segment Type Holding Accounts and Segments you may invest in at any one time.

o Limit or terminate new contributions or transfers to any variable investment option, Segment Type Holding Account or Segment ("investment options").

WE RESERVE THE RIGHT IN OUR SOLE DISCRETION TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON CONTRIBUTIONS INTO CERTAIN INVESTMENT OPTIONS, INCLUDING ANY OR ALL OF THE SEGMENT TYPES. IF WE EXERCISE THIS RIGHT, YOUR ABILITY TO INVEST IN YOUR CONTRACT, INCREASE YOUR CONTRACT VALUE AND, CONSEQUENTLY, INCREASE YOUR DEATH BENEFIT WILL BE LIMITED.

-----------------------------------------------------------------------------------------------------------------------------------
                                                        SERIES B & SERIES ADV
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   ADDITIONAL LIMITATIONS ON
CONTRACT     AVAILABLE FOR OWNER AND     MINIMUM                SOURCE OF                          CONTRIBUTIONS TO YOUR
TYPE         ANNUITANT ISSUE AGES        CONTRIBUTIONS          CONTRIBUTIONS                      CONTRACT*
-----------------------------------------------------------------------------------------------------------------------------------
NQ           0 through 85                $25,000 (initial)      o After-tax money.                 o You may make subsequent
                                         $500 (subsequent)                                           contributions to the contract
                                                                o Paid to us by check or             until the later of attained
                                                                  transfer of contract value in      age 86 or, if later, the first
                                                                  a tax deferred exchange            contract date anniversary.**
                                                                  under Section 1035 of the
                                                                  Internal Revenue Code.
-----------------------------------------------------------------------------------------------------------------------------------

* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix I later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into any investment option at any time.
** The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniver sary is April 30.

18 Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green


------------------------------------------------------------------------------------------------------------------------------------
                                                        SERIES B & SERIES ADV
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                      ADDITIONAL LIMITATIONS ON
CONTRACT          AVAILABLE FOR OWNER AND    MINIMUM                 SOURCE OF                        CONTRIBUTIONS TO YOUR
TYPE              ANNUITANT ISSUE AGES       CONTRIBUTIONS           CONTRIBUTIONS                    CONTRACT*
------------------------------------------------------------------------------------------------------------------------------------
Traditional IRA   0 through 85               $25,000 (initial)       o Eligible rollover distribu-    o You may make rollover or
                                             $50 (subsequent)          tions from 403(b) plans,         direct transfer
                                                                       qualified plans and govern-      contributions until the
                                                                       mental employer 457(b)           later of attained age 86 or
                                                                       plans.                           the first contract date
                                                                                                        anniversary.
                                                                     o Rollovers from another
                                                                       traditional individual         o Contributions made after age
                                                                       retirement arrangement.          70-1/2 must be net of
                                                                                                        required minimum
                                                                     o Direct custodian-to-             distributions.
                                                                       custodian transfers from
                                                                       another traditional indi-      o Although we accept regular
                                                                       vidual retirement                IRA contributions (limited
                                                                       arrangement.                     to $5,000 per calendar year)
                                                                                                        under traditional IRA con-
                                                                     o Regular IRA contributions.       tracts, we intend that the
                                                                                                        contract be used primarily
                                                                     o Additional catch-up contri-      for rollover and direct
                                                                       butions.                         transfer contributions.

                                                                                                      o Subsequent catch-up contri-
                                                                                                        butions of up to $1,000 per
                                                                                                        calendar year where the
                                                                                                        owner is at least age 50 but
                                                                                                        under age 70-1/2 at any time
                                                                                                        during the calendar year for
                                                                                                        which the contribution is
                                                                                                        made.
------------------------------------------------------------------------------------------------------------------------------------
Roth IRA          0 through 85               $25,000 (initial)       o Rollovers from another Roth    o You may make rollover or
                                             $50 (subsequent)          IRA.                             direct transfer
                                                                                                        contributions until the
                                                                     o Rollovers from a "desig-         later of attained age 86 or
                                                                       nated Roth contribution          the first contract date
                                                                       account" under a 401(k) plan     anniversary.
                                                                       or 403(b) plan.
                                                                                                      o Conversion rollovers after
                                                                     o Conversion rollovers from a      age 70-1/2 must be net of
                                                                       traditional IRA or other         required minimum distribu-
                                                                       eligible retirement plan.        tions for the traditional
                                                                                                        IRA or other eligible
                                                                     o Direct custodian-to-             retirement plan that is the
                                                                       custodian transfers from         source of the conversion
                                                                       another Roth IRA.                rollover.

                                                                     o Regular Roth IRA contribu-     o Although we accept Roth IRA
                                                                       tions.                           contributions (limited to
                                                                                                        $5,000 per calendar year)
                                                                     o Additional catch-up contri-      under Roth IRA contracts, we
                                                                       butions.                         intend that the contract be
                                                                                                        used primarily for rollover
                                                                                                        and direct transfer
                                                                                                        contributions.

                                                                                                      o Subsequent catch-up contri-
                                                                                                        butions of up to $1,000 per
                                                                                                        calendar year where the
                                                                                                        owner is at least 50 at any
                                                                                                        time during the calendar
                                                                                                        year for which the
                                                                                                        contribution is made.
------------------------------------------------------------------------------------------------------------------------------------

* Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix I later in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into any investment option at any time.
** The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is April 30.


                                               Contract features and benefits 19

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. We reserve the right to prohibit availability of this contract to any non-natural owner.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and may be required to take post-death distributions.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

In this Prospectus, when we use the terms owner and joint owner, we intend these to be references to annuitant and joint annuitant, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Structured Investment Option, you should strongly consider "split-funding": that is the trust holds investments in addition to this Structured Capital Strategies(SM) contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Structured Capital Strategies(SM) contract is the only source for such distributions, you may need to take withdrawals from Segments before their Segment Maturity Dates. See the discussion of the Structured Investment Option later in this section.

--------------------------------------------------------------------------------
SEGMENT -- an investment option we establish with a specific Index, Segment Duration, Segment Buffer, Segment Maturity Date and Performance Cap Rate.

SEGMENT MATURITY DATE --  the Segment Business Day on which a Segment ends.
This is generally the first Segment Business Day occurring after the 13th of the same month as the Segment Start Date in the calendar year in which the Segment Duration ends.
--------------------------------------------------------------------------------

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made for NQ contracts, pursuant to an intended Section 1035 tax-free exchange or for IRA contracts, pursuant to a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer or rollover contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an eligible retirement plan or "designated Roth contribution account". We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

For your convenience, we will accept initial and subsequent contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose, including circumstances under which such contributions are considered received by us when your order is taken by such broker-dealers. These methods of payment are discussed in detail in "More information" later in this Prospectus.

--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year."
The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is
April 30.
--------------------------------------------------------------------------------

If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the time requirements set by applicable rules of the Financial Industry Regulatory Authority ("FINRA"). Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing. If the period for this review extends through a Segment Start Date, your initial investment will not be allocated to new Segments until the next Segment Start Date.

If your application is in good order when we receive it from AXA Advisors for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied


20  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.


ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to one or more of the investment options. The total number of Segments and Segment Type Holding Accounts that may be active in your contract at any time is 70. If a transfer from a Segment Type Holding Account into a Segment will cause a contract to exceed this limit, such transfers will be defaulted to the EQ/Money Market variable investment option. If there are multiple Segments scheduled to be established on a Segment Start Date, new Segments will be established in the order of those that would have the largest initial Segment Investment first until the limit of 70 is reached. Any remaining amount that is not transferred into a Segment will then be defaulted to the EQ/Money Market variable investment option. Allocations must be in whole percentages and you may change your allocation percentages at any time. However, the total of your allocations must equal 100%. Once your contributions are allocated to the investment options they become part of your account value. We discuss account value in "Determining your contract's value" later in this Prospectus.

--------------------------------------------------------------------------------
SEGMENT TYPE HOLDING ACCOUNT -- an account that holds all contributions and transfers allocated to a Segment Type pending investment in a Segment. There is a Segment Type Holding Account for each Segment Type. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option.

SEGMENT START DATE -- the Segment Business Day on which a new Segment is established. This is generally the second Segment Business Day occurring after the 13th of each month.

SEGMENT INVESTMENT -- the amount transferred to a Segment on its Segment Start Date, as adjusted for any withdrawals from that Segment.
--------------------------------------------------------------------------------

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. Your AXA Advisors financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a [=[registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply, particularly with regard to any fee- based arrangement you may have in connection with your Series ADV contract.


WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the variable investment options and the Segments comprising the Structured Investment Option. The term variable investment options includes the Segment Type Holding Accounts unless otherwise noted. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option. The Structured Investment Option and the Segment Type Holding Accounts are discussed later in this section under "Structured Investment Option."


VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available portfolios, their investment objectives, and their sub-advisers. We may, at any time, exercise our rights to limit or terminate your contributions and allocations and to limit the number of variable investment options you may elect.


                                              Contract features and benefits  21

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

PORTFOLIOS OF THE TRUST

AXA Equitable serves as the investment manager of the portfolios of EQ Advisors Trust (the "Trust"). AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trust and is responsible for retaining or discontinuing the services of those sub- advisers. The chart below indicates the objective and the sub-adviser for each portfolio.

------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
(CLASS IB SHARES)
PORTFOLIO NAME        OBJECTIVE                                                   SUB-ADVISER
------------------------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX    Seeks to achieve a total return before expenses that        o SSgA Funds Management, Inc.
                      approximates the total return performance of the Barclays
                      Capital U.S. Aggregate Bond Index, including reinvest-
                      ment of dividends, at a risk level consistent with that of the Barclays Capital U.S. Aggregate Bond Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX   Seeks to achieve a total return before expenses that        o AllianceBernstein L.P.
                      approximates the total return performance of the S&P
                      500 Index, including reinvestment of dividends, at a risk
                      level consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET       Seeks to obtain a high level of current income, preserve    o The Dreyfus Corporation
                      its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUST CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF THE TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-877-899-3743.


22 Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

STRUCTURED INVESTMENT OPTION

The Structured Investment Option consists of 15 Segment Types, each of which provides a rate of return tied to the performance of a specified Securities or Commodities Index. Each month, you have the opportunity to invest in any of the Segment Types described below, subject to the requirements, limitations and procedures disclosed in this section. You participate in the performance of an Index by investing in the corresponding Segment. Investments in Segments are not investments in underlying mutual funds; Segments are not "index funds."


SEGMENT TYPES

We currently offer a total of 15 Segment Types. We intend to offer each Segment Type each month, with a Segment Start Date which is generally the second Segment Business Day occurring after the 13th of the month. We are not obligated to offer any one particular Segment Type. Also, we are not obligated to offer any Segment Types. Each investment in a Segment Type that starts on a particular Segment Start Date is a Segment. A Segment Type refers to Segments that have the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a corresponding Segment Type Holding Account. We currently offer 15 Segment Types. Please refer to the "Definitions of key terms" section earlier in this Prospectus for a discussion of these terms.

--------------------------------------------------------------------------------
SEGMENT BUSINESS DAY -- a business day that all Indices underlying available Segments are scheduled to be open and to publish prices. A scheduled holiday for any one Index disqualifies that day from being scheduled as a Segment Business Day for all Segments. We use Segment Business Days in this manner so that, based on published holiday schedules, we mature all Segments on the same day and start all new Segments on a subsequent day. This design, among other things, facilitates the roll over of maturing Segment Investments into new Segments. It is possible that due to emergency conditions, an Index cannot provide a price on a day that was scheduled to be a Segment Business Day. These unforeseen events can have two results. (1) If the NYSE experiences an emergency close and cannot publish a price, we cannot mature or start any Segments for any Index. (2) If any Index other than the NYSE experiences an emergency close and cannot publish a price, we will mature or start Segments for all unaffected Indices.

SEGMENT DURATION -- the period from the Segment Start Date to the Segment Maturity Date. We currently offer Segment Durations of 1 year, 3 years or 5 years.

SEGMENT BUFFER -- the portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment's Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of
-10%, -20% and -30%.
--------------------------------------------------------------------------------

The following chart lists the current Segment Types:

--------------------------------------------------------------------------------
          INDEX               SEGMENT DURATION       SEGMENT BUFFER
--------------------------------------------------------------------------------
S&P 500 Price Return             5 year           -10%; -20%; -30%
Index

S&P 500 Price Return             3 year              -10%; -20%
Index

S&P 500 Price Return             1 year                 -10%
Index

Russell 2000 Price               5 year           -10%; -20%; -30%
Return Index

Russell 2000 Price               3 year              -10%; -20%
Return Index

Russell 2000 Price               1 year                 -10%
Return Index

MSCI EAFE Price Return           1 year                 -10%
Index

Gold Index*                      1 year                 -10%

Oil Index*                       1 year                 -10%
--------------------------------------------------------------------------------
     * Available in IRA contracts only.

AT MATURITY, THE HIGHEST LEVEL OF PROTECTION IS THE -30% SEGMENT BUFFER AND LOWEST LEVEL OF PROTECTION IS THE -10% SEGMENT BUFFER.

The Indices are described in more detail below, under the heading "Indices."

Each Segment has a Performance Cap Rate that we set on the Segment Start Date. See "Performance Cap Rate" below. For example, a Segment could be S&P 500 Price Return Index/3 year/-20%/ September 2013 with a 30% Performance Cap Rate declared on the Segment Start Date. This means that you will participate in the performance of the S&P 500 Price Return Index for three years starting from the September 2010 Segment Start Date. If the Index performs positively during this period, your rate of return at maturity could be as much as 30% for that Segment Duration. If the Index performs negatively during this period, at maturity you will be protected from the first 20% of the Index's decline. If the Index performance is between -20% and 0%, your Segment Return Amount at maturity will equal your Segment Investment. PLEASE NOTE, SEGMENT TYPES WITH GREATER PROTECTION TEND TO HAVE LOWER PERFORMANCE CAP RATES THAN OTHER SEGMENT TYPES THAT USE THE SAME INDEX AND DURATION BUT PROVIDE LESS PROTECTION.

--------------------------------------------------------------------------------
PERFORMANCE CAP RATE -- the highest Segment Rate of Return that can be credited on a Segment Maturity Date. The Performance Cap Rate is not an annual rate of return.

INDEX PERFORMANCE RATE -- for a Segment, the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date. The Index Performance Rate may be positive or negative.

PERFORMANCE CAP THRESHOLD -- the minimum rate you may specify as a participation requirement that the Performance Cap Rate for a new Segment must equal or exceed in order for amounts to be transferred from a Segment Type Holding Account into a new Segment.
--------------------------------------------------------------------------------

BOTH THE PERFORMANCE CAP RATE AND THE SEGMENT BUFFER ARE RATES OF RETURN FROM THE SEGMENT START DATE TO THE SEGMENT


                                              Contract features and benefits  23

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

MATURITY DATE, NOT ANNUAL RATES OF RETURN, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR. THEREFORE THE INDEX PERFORMANCE RATE AND THE PERFORMANCE CAP THRESHOLD ARE ALSO NOT ANNUAL RATES. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see "Your contract's value in the Structured Investment Option" in "Determining your contract's value" later in this Prospectus. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity Date.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see "Suspension, termination and changes to Segment Types" later in this section. All Segment Types may not be available in all states. We may also add Segment Types in the future.

The total number of Segments and Segment Type Holding Accounts that may be active in your contract at any time is 70.


INDICES

The performance of a Segment of each Segment Type is based on the performance of an Index. We offer Segment Types based on two types of Indices: Indices based on the performance of securities ("Securities Indices") and Indices based on the performance of commodities ("Commodities Indices").

SECURITIES INDICES. The following Securities Indices are currently available:

S&P 500 Price Return Index. The S&P 500 Price Return Index was established by Standard & Poor's. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

Russell 2000 Price Return Index. The Russell 2000 Price Return Index was established by Russell Investments. The Russell 2000 Price Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000 Price Return Index is a subset of the Russell 3000(R) Index representing approximately 8% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000 Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index. The MSCI EAFE Price Return Index was established by MSCI Barra. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As of May 27, 2010 the MSCI EAFE Index consisted of the following 22 developed market country indices:
Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index.

COMMODITIES INDICES (available in IRA contracts only). The following Commodities Indices are currently available:

Gold Index. The Gold Index is the "London Gold Market Fixing Ltd PM Fix Price /USD" as published by the London Gold/Market Fixing LTD at 3 p.m. London Time. For historical performance information go to www.lbma.org.uk to see the current London gold price. We use the USD PM price. Go to `Statistics / Historical Statistics / Gold Fixings' for daily price data back to 1968.

Oil Index. The Oil Index is the "NYMEX West Texas Intermediate Crude Oil Generic Front-Month Futures" contract price. We use the closing price on the NYMEX designated market of the New York Mercantile Exchange. For historical performance information go to http://www.cmegroup.com/ trading/energy/crude-oil/light-sweet-crude-cash-settled.html to see the current Oil price. Go to `Charts' for historic price information.

Please see Appendix III later in this Prospectus for important information regarding the publishers of the Indices.

SEGMENT TYPE HOLDING ACCOUNTS

Any contribution or transfer designated for a Segment Type will be allocated to the corresponding Segment Type Holding Account until the Segment Start Date. The Segment Type Holding Accounts are part of the EQ/Money Market variable investment option. The Segment Type Holding Accounts have the same rate of return as the EQ/Money Market variable investment option. You must transfer or contribute to the Segment Type Holding Account for the corresponding Segment Type if you want to invest in a Segment; you cannot transfer or contribute directly to a Segment.

You can transfer amounts from a Segment Type Holding Account into any of the variable investment options, or another Segment Type Holding Account at any time up to the close of business on the last business day before the Segment Start Date.


SEGMENT START DATE

Each Segment will have a Segment Start Date, which is generally the second Segment Business Day occurring after the 13th of the month. However, the Segment Start Date may sometimes be a later date under certain circumstances. Please see "Setting the Segment Maturity Date and Segment Start Date" below.


24  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

PERFORMANCE CAP RATE

The Performance Cap Rate is the maximum Segment Rate of Return that each Segment will be credited with on the Segment Maturity Date. We will declare a Performance Cap Rate for each Segment on the Segment Start Date.

--------------------------------------------------------------------------------
SEGMENT RATE OF RETURN -- if the Index Performance Rate is positive, then the Segment Rate of Return is a rate equal to the Index Performance Rate, but not more than the Performance Cap Rate. If the Index Performance Rate is negative, but declines by a percentage less than or equal to the Segment Buffer, then the Segment Rate of Return is 0%. If the Index Performance Rate is negative, and declines by more than the Segment Buffer, then the Segment Rate of Return is negative, but will not reflect the first -10%, -20% or -30% of downside performance, depending on the Segment Buffer applicable to that Segment.
--------------------------------------------------------------------------------

Please note that this means that you will not know the Performance Cap Rate for a new Segment until after your account value has been transferred from the corresponding Segment Type Holding Account into the Segment. You may not transfer out of a Segment before the Segment Maturity Date. Please see "Transfers" below. For this reason, we permit you to specify a Performance Cap Threshold, which we describe below under "Segment Participation Requirements." For more information regarding transfer restrictions, please see "Transferring your account value" later in this Prospectus.

PLEASE NOTE THAT THE PERFORMANCE CAP RATE AND SEGMENT RATE OF RETURN ARE RATES OF RETURN FROM THE SEGMENT START DATE TO THE SEGMENT MATURITY DATE, NOT ANNUAL RATES, EVEN IF THE SEGMENT DURATION IS LONGER THAN ONE YEAR. THE PERFORMANCE CAP RATE IS SET AT OUR SOLE DISCRETION.


SEGMENT PARTICIPATION REQUIREMENTS

All amounts in a Segment Type Holding Account as of the close of business on the business day preceding the Segment Start Date, plus any earnings on those amounts, will be transferred into the Segment on the Segment Start Date, provided that all participation requirements are met.

Amounts transferred into a Segment Type Holding Account on a Segment Start Date will not be included in any new Segment created that day. These amounts will remain in the Segment Type Holding Account until they are transferred out or the next Segment Start Date on which the participation requirements are met for the amounts to be transferred into a new Segment.

If you change your Performance Cap Threshold on a Segment Start Date, that Performance Cap Threshold will not affect the participation requirements for any Segment created that day. For example if you have a Performance Cap Threshold on file of 12%, but change it to 15% on a Segment Start Date, any amounts in that Segment Type Holding Account will be transferred into a new Segment of that Segment Type that we create that day with a Participation Cap Rate of 13%, if the other participation requirements are met.

The following participation requirements must be met on a Segment Start Date in order for any amount designated for a Segment Type to be transferred from a Segment Type Holding Account into the designated new Segment: (1) Segment is available; (2) Segment Maturity Date Requirement is met; and (3) Performance Cap Threshold is met. If these requirements are met, your account value in the Segment Type Holding Account will be transferred into a new Segment. This amount is your initial Segment Investment.

(1) SEGMENT IS AVAILABLE. We may suspend or terminate any Segment Type, at our sole discretion, at any time. If we terminate a Segment Type, no new Segments of that Segment Type will be created, and the amount that would have been transferred to the Segment will be transferred to the EQ/Money Market variable investment option instead. If we suspend a Segment Type, no new Segments of that Segment Type will be created until the suspension ends, and the amount that would have been transferred to the Segment will remain in the Segment Type Holding Account.

(2) SEGMENT MATURITY DATE REQUIREMENT IS MET. The Segment Maturity Date must occur on or before the contract maturity date. If the Segment Maturity Date is after the contract maturity date, your account value in the Segment Type Holding Account will be transferred to the EQ/Money Market variable investment option.

(3) PERFORMANCE CAP THRESHOLD IS MET. When you allocate a contribution or transfer to a Segment Type, you may specify a Performance Cap Threshold in a whole percentage rate. Your value in the Segment Type Holding Account will not be transferred into the corresponding Segment unless the Performance Cap Rate we declare on the Segment Start Date is equal to or higher than your Performance Cap Threshold, and the other participation requirements are met.

For example, you may specify a Performance Cap Threshold of 10%. If we set a Performance Cap Rate of 10% or higher for the next available Segment of that Segment Type, then we will transfer the applicable account value to the new Segment, provided all other requirements and conditions are met. However, if we set the Performance Cap Rate at 9.9% for that Segment, the applicable account value would not be transferred to the new Segment.

If you have allocated amounts to multiple Segment Types in a particular month, you may specify a different Performance Cap Threshold for each Segment Type.

If you specify a Performance Cap Threshold, it will remain in effect until the later of 90 days after we receive your election and the date amounts in the Segment Type Holding Account are transferred into a Segment. If you specify a Performance Cap Threshold on the required form in connection with your application, the 90 days will be measured from your contract date.

If you do not specify a Performance Cap Threshold, then we will transfer your account value from the Segment Type Holding Account into a Segment, regardless of how low the Performance Cap Rate may be if the other participation requirements are met.

Once your account value has been swept from a Segment Type Holding Account into a Segment, transfers into or out of that Segment before its Segment Maturity Date are not permitted.

We permit you, but do not require you, to specify a Performance Cap Threshold so that you have additional flexibility in managing your contract. The Performance Cap Threshold is an option for owners who


                                              Contract features and benefits  25

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

want to invest in a particular Segment Type only if we set a Performance Cap Rate at a certain level or higher.

The threshold represents the minimum Performance Cap Rate you find acceptable for a particular Segment. If we declare a cap that is lower than the threshold you specify, you will not be invested in that Segment and your contribution will remain in that Segment Type Holding Account, until the next available Segment for which your threshold is met or you provide us with alternative instructions. We do not require that you select a Performance Cap Threshold because some owners may wish to invest in a Segment regardless of the particular Performance Cap Rate. If you do not specify a threshold, you risk the possibility that the Performance Cap Rate established will have a lower cap on returns than you would otherwise find acceptable. You may wish to discuss with your financial professional whether to specify a Performance Cap Threshold and, if so, at what percentage.


SEGMENT MATURITY DATE

Your Segment Maturity Date is generally the first Segment Business Day occurring after the 13th day of the same month as the Segment Start Date in the calendar year in which the Segment Duration ends. However, the Segment Maturity Date in a particular month may be a later date under certain circumstances. Please see "Setting the Segment Maturity Date and Segment Start Date" below.

You may tell us how to allocate the Segment Maturity Value among the investment options. You may tell us either to follow your allocation instructions on file for new contributions, to withdraw all or part of your Segment Maturity Value, or to transfer your Segment Maturity Value to the next available Segment of the same Segment Type, provided the participation requirements are met.

--------------------------------------------------------------------------------
SEGMENT MATURITY VALUE -- the value of your investment in a Segment on the Segment Maturity Date.
--------------------------------------------------------------------------------

As stated above, you may elect to have maturing Segments invested according to your allocations on file, and those instructions may include allocations to a Segment Type, or you may elect to transfer your Segment Maturity Value to the next available Segment of the same Segment Type in which you are currently invested. If you take either of these steps, then the designated portion of your Segment Maturity Value will be transferred to the corresponding Segment Type Holding Account, as of the close of business on the Segment Maturity Date. Assuming that all participation requirements are met, the designated amounts will be treated like any other amounts in a Segment Type Holding Account. On the next Segment Start Date, the designated amounts in the Segment Type Holding Account will be transferred into the corresponding Segment. Typically, this means the designated amounts would be held in a Segment Type Holding Account for one business day.

If you have not provided us with maturity instructions, the Segment Maturity Value will be transferred to the Segment Type Holding Account for the same Segment Type as the maturing Segment. Your Segment Maturity Value would then be transferred from that Segment Type Holding Account into the next Segment of that Segment Type on the Segment Start Date per your maturity instructions we have on file. If the next Segment to be created in the Segment Type would not meet the Segment Maturity Date Requirement or that Segment Type has been terminated, we will instead transfer your Segment Maturity Value to the EQ/Money Market variable investment option. Alternatively, if you designate a Performance Cap Threshold that is not met on the next Segment Start Date or if the Segment Type has been suspended, your Segment Maturity Value will remain in the Segment Type Holding Account. If you are impacted by these delays, you may transfer your Segment Maturity Value into another Segment Type Holding Account or any other variable investment option at any time before the next month's Segment Start Date.


SEGMENT MATURITY VALUE

On the Segment Maturity Date, we calculate your Segment Maturity Value using your Segment Investment and the Segment Rate of Return. The Segment Rate of Return is equal to the Index Performance Rate, subject to the Performance Cap Rate and Segment Buffer, as follows:

--------------------------------------------------------------------------------
IF THE INDEX PERFORMANCE RATE:    YOUR SEGMENT RATE OF RETURN
                                  WILL BE:
--------------------------------------------------------------------------------
goes up by more than the          positive, equal to the
Performance Cap Rate              Performance Cap Rate

goes up by less than the          positive, equal to the Index
Performance Cap Rate              Performance Rate

stays flat or goes down by a      equal to 0%
percentage equal to or less
than the Segment Buffer

goes down by a percentage         negative, to the extent of the
greater than the Segment          percentage exceeding the Segment
Buffer                            Buffer
--------------------------------------------------------------------------------

Your Segment Maturity Value is calculated as follows:

We multiply your Segment Investment by your Segment Rate of Return to get your Segment Return Amount. Your Segment Maturity Value is equal to your Segment Investment plus your Segment Return Amount. Your Segment Return Amount may be negative, in which case your Segment Maturity Value will be less than your Segment Investment. All of these values are based on the value of the relevant Index on the Segment Start Date and the Segment Maturity Date. Any fluctuations in the value of the Index between those dates is ignored in calculating the Segment Maturity Value.

For example, assume that you invest $1,000 in an S&P 500 Index, 3-year Segment with a -20% Segment Buffer, we set the Performance Cap Rate for that Segment at 17%, and you make no withdrawal from the Segment. If the S&P 500 Index is 20% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 17% Segment Rate of Return, and your Segment Maturity Value would be $1,170. We reach that amount as follows:

o The Index Performance Rate (20%) is greater than the Performance Cap Rate (17%), so the Segment Rate of Return (17%) is equal to the Performance Cap Rate.

o The Segment Return Amount ($170) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (17%).


26  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

o The Segment Maturity Value ($1,170) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($170).

If the S&P Index is only 15% higher on the Segment Maturity Date than on the Segment Start Date, then you will receive a 15% Segment Rate of Return, and your Segment Maturity Value would be $1,150. We reach that amount as follows:

o The Index Performance Rate (15%) is less than the Performance Cap Rate (17%), so the Segment Rate of Return (15%) is equal to the Index Performance Rate.

o The Segment Return Amount ($150) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (15%).

o The Segment Maturity Value ($1,150) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($150).

If the S&P Index is -10% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be $1,000. We reach that amount as follows:

o The Index Performance Rate is -10% and the Segment Buffer absorbs the first -20% of negative performance, so the Segment Rate of Return is 0%.

o The Segment Return Amount ($0) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (0%).

o The Segment Maturity Value ($1,000) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($0).

If the S&P Index is -30% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -10% Segment Rate of Return, and your Segment Maturity Value would be $900. We reach that amount as follows:

o The Index Performance Rate is -30% and the Segment Buffer absorbs the first -20% of negative performance, so the Segment Rate of Return is -10%.

o The Segment Return Amount (-$100) is equal to the product of the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-10%).

o The Segment Maturity Value ($900) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$100).


SETTING THE SEGMENT MATURITY DATE AND SEGMENT START DATE

There will be a Segment Maturity Date and Segment Start Date each month that the contract is outstanding. The Segment Maturity Date for Segments maturing in a given month and the Segment Start Date for new Segments starting in that same month will always be scheduled to occur on the first two consecutive business days that are also Segment business days occurring after the 13th of a month. There will be no Segment Maturity Dates until we have been offering this contract to the public for at least one year, so until October, 2011 the Segment Start Date will be the first Segment Business Day after the 14th of the month.

Please see Appendix IV later in this prospectus for a demonstration of the effects weekends and scheduled holidays can have on the Segment Maturity Date and the Segment Start Date.

EFFECT OF AN EMERGENCY CLOSE. Segments are scheduled to mature and start on Segment Business Days. The Segment Maturity Date for Segments maturing in a given month and the Segment Start Date for new Segments starting in that same month will always occur on the first two consecutive business days that are also Segment Business Days occurring after the 13th of the month. It is possible that an Index could experience an emergency close on a Segment Business Date, thereby affecting the Index's ability to publish a price and our ability to mature or start Segments based on the affected Index. Emergency closes can have two consequences.

   1. If the New York Stock Exchange ("NYSE") experiences an emergency close and cannot publish any prices, we will delay the maturity or start of all Segments for all Indices.

   2. If any Index other than the NYSE experiences an emergency close, we will delay the maturity and start of the Segments using the affected Index and mature or start Segments for all unaffected Indices.

The emergency closure of an INDEX OTHER THAN THE NYSE can have a different effect if it occurs on a Segment Maturity Date rather than a Segment Start Date.

o If an emergency close occurs on a scheduled Segment Maturity Date, then the Segment Maturity Date for that Segment will be delayed until the next Segment Business Day. The next Segment Business Day would be the Segment Start Date. If the emergency close only lasted that one day, the Segment Start Date and the Segment Maturity Date for the affected Segment would occur on the same day.

   - For example, assume Monday the 14th is the scheduled Seg ment Maturity Date in a given month. If the NYMEX does not open due to an emergency condition, there would be no reference price that day for the Oil Index. If the NYSE opened on the 14th, the S&P 500 Price Return Index and Russell 2000 Price Return Index would be published. In this case, the Segment Maturity Date for any Segments based on the S&P 500 Price Return Index or Russell 2000 Price Return Index would be Monday the 14th. Any Segment based on the Oil Index that was scheduled to mature on the 14th of that month could not mature, because we would not have a price with which to calculate the Segment Maturity Value. This would mean the Segment Maturity Date for Segments that utilize the S&P 500 Price Return Index or Russell 2000 Price Return Index would be Monday the 14th, and if the NYMEX opens on the Tuesday the 15th the Segment Maturity Date for Segments that utilize the Oil Index would be Tuesday the 15th. However, the Segment Start Date for all new Segments created that month (including both those that utilize the S&P 500 Price Return Index or Russell 2000 Price Return Index and those that utilize the Oil Index) would be Tuesday the 15th.

o If an emergency close occurs on an Index other than the NYSE on a scheduled Segment Start Date, then we would not create Segments that utilize the affected Index. However, on that day we would cre-


                                              Contract features and benefits  27

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

   ate Segments that utilize unaffected Indices. Consequently, Segment Maturity Values designated for Segment Types that utilize an affected Index would not be allocated to Segments that month and would remain in the corresponding Segment Type Holding Account.

   - For example, assume that the only the Oil Index could not mature on the 14th or the 15th . This would mean that the Segment Maturity Date for Segments that utilize the S&P 500 Price Return Index or the Russell 2000 Price Return Index would be Monday the 14th and the Segment Start Date for those indices would be Tuesday the 15th. However, Segments that utilize the Oil Index would be matured at the next available price after the 15th and, consequently, could not participate in Segments established for that month. The resulting Segment Maturity Values would remain in the corresponding Segment Type Holding Account until the following month or until further instruction was provided from the contract owner.

If the conditions that cause an emergency close persist, we will use reasonable efforts to calculate the Segment Maturity Value of any affected Segments. If the affected Index cannot be priced within eight days, we will contact a calculating agency, normally a bank we have a contractual relationship with, which will determine a price to reflect a reasonable estimate of the Index level.

SUSPENSION, TERMINATION AND CHANGES TO SEGMENT TYPES AND INDICES

We may decide at any time until the close of business on each Segment Start Date whether to offer any or all of the Segment Types described in this Prospectus on a Segment Start Date for a particular Segment. We may suspend a Segment Type for a month or a period of several months, or we may terminate a Segment Type entirely.

If a Segment Type is suspended, your account value will remain in the Segment Type Holding Account until a Segment of that Segment Type is offered or you transfer out of the Segment Type Holding Account.

If a Segment Type is terminated, your account value in the corresponding Segment Type Holding Account will be defaulted into the EQ/Money Market variable investment option on the date that would have been the Segment Start Date.

We have the right to substitute an alternative index prior to Segment Maturity if the publication of one or more Indices is discontinued or at our sole discretion we determine that our use of such Indices should be discontinued or if the calculation of one or more of the Indices is substantially changed. In addition, we reserve the right to use any or all reasonable methods to end any outstanding Segments that use such Indices. We also have the right to add additional Indices under the contract at any time. We would provide notice about the use of additional or alternative Indices, as soon as practicable, in a supplement to this Prospectus. If an alternative index is used, its performance could impact the Index Performance Rate, Segment Rate of Return, Segment Maturity Value and Segment Interim Value. An alternative index would not change the Segment Buffer or Performance Cap Rate for an existing Segment. If a similar index cannot be found, we will end the affected Segments prematurely by applying the Performance Cap Rate and Segment Buffer that were established on the applicable Segment Start Date to the actual gains or losses on the original Index as of the date of termination. We would attempt to choose a substitute index that has a similar investment objective and risk profile to the replaced index. For example, if the Russell 2000 Price Return Index were not available, we might use the NASDAQ or the S&P 400 Price Return Index.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. If we stop offering or suspend certain Segment Types, each existing Segment of those Segment Types will remain invested until its respective Segment Maturity Date.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix I to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive written notification of your decision to cancel the contract and will reflect any investment gain or loss in the investment options (less the daily charges we deduct) through the date we receive your contract. This includes the Segment Interim Value for amounts allocated to existing Segments. Some states, however, require that we refund the full amount of your contribution (not reflecting investment gain or loss). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

--------------------------------------------------------------------------------
SEGMENT INTERIM VALUE -- the value of your investment in a Segment prior to the Segment Maturity Date.
--------------------------------------------------------------------------------

We may require that you wait six months before you may apply for a contract with us again if:

o  you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon sur-


28  Contract features and benefits

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

render may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.


CONTRACT CANCELLATION PROVISION FOR LACK OF SEGMENT

In addition to your right to cancel within a certain number of days, as described in the previous section, you may also cancel your contract under certain other conditions.

If you allocate all or a portion of your initial investment to Segment Type Holding Accounts on your application, and no Segments are created in any of the corresponding Segment Types on the first Segment Start Date following your contract's issue date, you may cancel your contract, without paying any applicable withdrawal charges. You may exercise this cancellation right by mailing the contract, with a signed letter of instruction electing this right, to our processing office by the first day of the month following the first Segment Start Date after your contract date. If you transfer any amounts into or out of any Segment Type Holding Accounts prior to the first Segment Start Date under your contract, you will give up this right.

If your state's law requires that we refund the full amount of your contribution upon cancellation, and you are within the time period specified by your state's law to exercise your right to cancel, then you will receive the full amount of your contribution. If that time has expired before we receive your contract, or if your state's law does not require that we return the full amount of your contribution, we will refund your account value, as described in the previous section.


PARTIAL WITHDRAWAL PROVISION FOR LACK OF SEGMENT

We reserve the right, in our sole discretion, to terminate or suspend Segment Types. It is possible that when you designate your entire initial investment to more than one Segment Type Holding Account, or to one or more variable investment options and one or more Segment Type Holding Accounts on your application, no Segments are created in some or all of the corresponding Segment Types on the first Segment Start Date following your contract date because we have exercised our right to terminate or suspend those Segment Types. If the Segment Type has been suspended, you may request that we return to you the amount of your initial contribution to any Segment Type Holding Account from which no Segment was created. The amount we return to you will not be greater than your account value in the corresponding Segment Type Holding Accounts on the date your request is received at our processing office. If the Segment Type has been terminated and the account value in the Segment Type Holding Account has been transferred to the EQ/Money Market variable investment option, then the amount we return to you may not be greater than the amount transferred from the Segment Type Holding Account to the EQ/Money Market variable investment option. Under these circumstances, we will not assess any otherwise applicable withdrawal charge on amounts returned to you. You will have until the first day of the month following the first Segment Start Date to exercise this right. Exercising this right will not cancel the rest of your contract.

You may also exercise this right if you make (i) a subsequent contribution,
(ii) a contribution or transfer pursuant to an intended Section 1035 tax-free exchange, or (iii) a IRA direct transfer, after your contract's issue date. In these cases, we will measure your ability to exercise this right using the Segment Start Date after we receive funds at our processing office, rather than your contract date.

We reserve the right to change or cancel this provision at any time.

                                              Contract features and benefits  29

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

4. Determining your contract's value


--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of: (i) the values you have in the variable investment options, (ii) the values you have in the Segment Type Holding Accounts and (iii) your Segment Interim Values.

Your Series B contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value less any applicable withdrawal charges. Please see "Surrender of your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

For Series ADV contracts, at any time before annuity payments begin, your contract's cash value is equal to its account value.

If you have a Series ADV contract, disregard any references to "withdrawal charges" or "free withdrawal amount" in this section; these terms only apply to Series B contracts, not Series ADV contracts.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS AND SEGMENT TYPE HOLDING ACCOUNTS

Each variable investment option and Segment Type Holding Account invests in shares of a corresponding portfolio. Your value in each variable investment option and Segment Type Holding Account is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

The unit value for each variable investment option and Segment Type Holding Account depends on the investment performance of that option minus daily charges for the Contract fee. Each Segment Type Holding Account is part of the EQ/Money Market variable investment option. On any day, your value in any variable investment option or Segment Type Holding Account equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option or Segment Type Holding Account does not change unless it is:

(i)   increased to reflect additional contributions;

(ii) decreased to reflect a withdrawal (including applicable withdrawal charges); or

(iii) increased to reflect a transfer into, or decreased to reflect a transfer out of a variable investment option and Segment Type Holding Account.

A description of how unit values are calculated is found in the SAI.

YOUR CONTRACT'S VALUE IN THE STRUCTURED INVESTMENT OPTION

Your value in each Segment on the Segment Maturity Date is calculated as described under "Segment Rate of Return" in "Contract Features and Benefits" earlier in this Prospectus.

In setting the Performance Cap Rate that we use in calculating the Segment Maturity Value, we assume that you are going to hold a Segment until the Segment Maturity Date. However, you have the right under the contract to access amounts in the Segments before the Segment Maturity Date under certain circumstances. Therefore, we calculate a Segment Interim Value on each business day, which is also a Segment Business Day, between the Segment Start Date and the Segment Maturity Date. The method we use to calculate the Segment Interim Value is different than the method we use to calculate the value of the Segment on the Segment Maturity Date. Prior to the Segment Maturity Date, we use the Segment Interim Value to calculate (1) your account value; (2) the amount your beneficiary would receive as a death benefit; (3), the amount you would receive if you make a withdrawal from a Segment; (4) the amount you would receive if you surrender your contract; or (5) the amount you would receive if you cancel your contract and return it to us for a refund within your state's "free look" period (unless your state requires that we refund the full amount of your contribution upon cancellation).


The Segment Interim Value is calculated based on a formula that provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. Appendix II later in this Prospectus sets forth in detail the specific calculation formula as well as numerous hypothetical examples. The formula is calculated by adding the fair value of three components. These components provide us with a market value estimate of the risk of loss and the possibility of gain at the end of a Segment. As detailed in Appendix II, these components are used to calculate the Segment Interim Value, as well as, the Segment Maturity Value. The three components are:

(1) Fair value of fixed instruments is calculated as the present value of the Segment Investment (using a risk-free swap interest rate for the remaining duration of the Segment). This is because we are forgoing the opportunity to earn interest on the Segment Investment by having to make an early distribution.


                                      PLUS


(2) Fair value of derivatives is calculated by using the Black Scholes model, as described in Appendix II, to value three hypothetical options (one put and two call options) on the index underlying the Segment. The put option is used to estimate the potential losses at Segment Maturity. The call options are used to estimate the potential gains at Segment Maturity. The value of these options also reflects the limits on positive performance (i.e., the Performance Cap Rate) and some protection against negative performance (i.e., the Segment Buffer).



30  Determining your contract's value

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

                                      PLUS

(3) Cap calculation factor is a positive adjustment of the percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. This component reflects the fact that an early withdrawal from a Segment means that we no longer have to incur expected expenses associated with administering the Segment for the full period.

We then compare the sum of the three components above with a limitation based on the Performance Cap Rate. In particular, the Segment Interim Value is never greater than the Segment Investment multiplied by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration. For more information, please see Appendix II.

EVEN IF THE CORRESPONDING INDEX HAS EXPERIENCED POSITIVE INVESTMENT PERFORMANCE SINCE THE SEGMENT START DATE, BECAUSE OF THE FACTORS WE TAKE INTO ACCOUNT IN CALCULATING YOUR SEGMENT INTERIM VALUE, IT MAY BE LOWER THAN YOUR SEGMENT INVESTMENT.


                                           Determining your contract's value  31

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

5. Transferring your money among investment options


--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following current limitations:

o  you may not transfer out of a Segment before its Segment Maturity Date.

o you may not transfer out of a Segment Type Holding Account on a Segment Start Date.

o a contribution or transfer into a Segment Type Holding Account on a Segment Start Date will not be transferred into the Segment that is created on that Segment Start Date. Your money will be transferred into a Segment on the following month's Segment Start Date, provided you meet the participation requirements.

o you may not contribute or transfer money into a Segment Type Holding Account and designate a Segment Start Date. The account value in the Segment Type Holding Account will be transferred on the first Segment Start date on which you meet the participation requirements.

o you may not contribute or transfer into a Segment Type Holding Account if the Segment Maturity Date of the Segment that will be created on the Segment Start Date would be after the maturity date of your contract.

o you may not contribute to a Segment Type Holding Account or transfer to a Segment Type Holding Account or a Segment if the total number of Segments and Segment Type Holding Accounts that would be active in your contract after such contribution or transfer would be greater than 70. If a transfer from a Segment Type Holding Account into a Segment will cause a contract to exceed this limit, such transfers will be defaulted to the EQ/Money Market variable investment option. If there are multiple Segments scheduled to be established on a Segment Start Date, new Segments will be established in the order of those that would have the largest initial Segment Investment first until the limit of 70 is reached. Any remaining amount that is not transferred into a Segment will then be defaulted to the EQ/Money Market variable investment option.

o transfers from a Segment Type Holding Account to a Segment will not occur if you do not meet the participation requirements. See "Segment Participation Requirements" in "Contract features and benefits" earlier in this Prospectus.

Upon advance notice to you, via a client communication mailing, we may change or establish additional restrictions on transfers among the investment options, including limitations on the number, frequency, or dollar amount of transfers. We currently do not impose any transfer restrictions among the variable investment options. A transfer request does not change your allocation instructions on file. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

You may request a transfer in writing using the specified form, or by telephone using TOPS or on line using Online Account Access. You must send in all signed written requests directly to our processing office. Transfer requests should specify:

(1) the contract number,

(2) the dollar amounts or percentage to be transferred, and

(3) the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

We may charge a transfer charge for any transfers among the variable investment options in excess of 12 transfers in a contract year. For more information, see "Transfer charge" in "Charges and expenses" later in this Prospectus.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values


32  Transferring your money among investment options

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of the EQ Advisors Trust (the "trust"). The trust has adopted policies and procedures regarding disruptive transfer activity. The trust discourages frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. The trust aggregates inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In most cases, the trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trust for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that the trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trust has not implemented such a fee. If a redemption fee is implemented by the trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trust to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trust will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


                            Transferring your money among investment options  33

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

6. Accessing your money


--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have two ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table. For the tax consequences of taking withdrawals, see "Tax information" later in this Prospectus.

If you have a Series ADV contract, disregard any references to "withdrawal charges" or "free withdrawal amount" in this section; these terms only apply to Series B contracts, not Series ADV contracts.


--------------------------------------------------------------------------------
                           METHOD OF WITHDRAWAL
--------------------------------------------------------------------------------
                                                            LIFETIME
                                                            REQUIRED
                                                            MINIMUM
 CONTRACT                       PARTIAL                   DISTRIBUTION
--------------------------------------------------------------------------------
NQ                              Yes                            No
--------------------------------------------------------------------------------
traditional IRA                 Yes                            Yes
--------------------------------------------------------------------------------
Roth IRA                        Yes                            No
--------------------------------------------------------------------------------

We impose no withdrawal charge for withdrawals from Series ADV contracts. However, withdrawals, including withdrawals made to pay all or part of any fee that may be associated with the fee-based program, may be subject to income tax and, unless the taxpayer is under 59-1/2 or another exception applies, an additional 10% federal income tax penalty, as described in "Tax information" later in this Prospectus. In addition, the fee-based program sponsor may apply a charge if you decide to no longer participate in the program. You should consult with your program sponsor for more details about your particular fee-based arrangement.

PARTIAL WITHDRAWALS
(All contracts)

You may take partial withdrawals from your account value at any time before annuity payments begin. The minimum amount you may withdraw at any time is $300. If you request a withdrawal that leaves you with an account value of less than $500, we reserve the right to terminate the contract and pay you the cash value. See "Surrender of your contract to receive its cash value" below.

For Series B contracts, partial withdrawals in excess of the 10% free withdrawal amount may be subject to a withdrawal charge (see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus).

Partial withdrawals out of Segments are permitted, subject to certain restrictions. See "How withdrawals are taken from your account value" later in this section.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS

(Traditional IRA contracts only -- See "Tax information" later in this Prospectus.)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions (we refer to them as "RMDs") yourself and request partial withdrawals. In such a case, a withdrawal charge could apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. Please refer to "Required minimum distributions" under "Individual Retirement Arrangements ("IRAs")" in "Tax information" later in this Prospectus.

You may elect this service in the calendar year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually each December.

We do not impose a withdrawal charge on the RMD payment made if you are enrolled in our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

This service does not generate an automatic RMD payment during the first contract year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70-1/2, you must take an RMD before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMD amount may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

The RMD amount is based on your entire interest in your traditional IRA contract whether your investments are allocated to one or more variable investment options and one or more Segments. We will withdraw your RMD amount from the variable investment options first on a pro rata basis. If there is insufficient account value in the variable investment options, then we will withdraw the balance of the RMD amount from the Segment Type Holding Accounts on a pro rata basis. If there is insufficient value in the variable investment options and the Segment Type Holding Accounts, we will withdraw amounts from the Segments on a pro rata basis.

As you approach age 70-1/2 you should consider the effect of allocations to any Segment. You should consider whether you have a sufficient amount allocated to the variable investment options under this contract and/or sufficient liquidity under other traditional IRAs that you maintain in order to satisfy your RMD for this contract without affecting amounts allocated to a Segment under this contract.

We will send to traditional IRA owners a form outlining the minimum distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).


34  Accessing your money

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE


WITHDRAWALS

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the variable investment options (excluding the Segment Type Holding Accounts). If there is insufficient value or no value in the variable investment options (excluding the Segment Type Holding Accounts), any additional amount of the withdrawal required or the total amount of the withdrawal will be taken on a pro rata basis from the Segment Type Holding Accounts. If there is insufficient value in the Segment Type Holding Accounts, we will deduct all or a portion of the withdrawal from the Segments on a pro rata basis.

If you specify the investment options from which you want us to deduct your withdrawal, the following restrictions apply: If the amount of your withdrawal is equal to or less than your account value in the variable investment options and Segment Type Holding Accounts, the entire withdrawal must come from the account value in the variable investment options and Segment Type Holding Accounts, and the withdrawal cannot be pro rata; you must specify the dollar amount or percentage withdrawal for the variable investment options and Segment Type Holding Accounts from which to take the withdrawal. In other words, you cannot take a withdrawal from the Segments if there is any value remaining in the variable investment options and Segment Type Holding Accounts.

After 100% of the value has been taken from the variable investment options and Segment Type Holding Accounts, you can specify the dollar amount or percentage of the withdrawal to be taken from any Segment.

If you have amounts in a Segment Type Holding Account and you make a withdrawal on a Segment Start Date, that amount will not be transferred into the Segment created on that date.

Withdrawals from a Segment prior to your Segment Maturity Date reduce the Segment Investment on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the withdrawal. We use the Segment Investment to determine your Segment Maturity Value.

You can request, in advance of your Segment Maturity Date, a withdrawal of your Segment Maturity Value on the Segment Maturity Date, which is not subject to the restrictions described above regarding the need to withdraw amounts in variable investment options and Segment Type Holding Accounts before withdrawing amounts from Segments.

A withdrawal from a Series ADV NQ contract, including a withdrawal to pay the fees of the fee-based program, may be a taxable event. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.


SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

When a contract is surrendered in certain states, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal. See "10% free withdrawal amount" under "Charges under the contract" in "Charges and expenses" later in this Prospectus.


WITHDRAWALS TREATED AS SURRENDERS

If you withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate the contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.


WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity payout option, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender or termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1) the New York Stock Exchange is closed or restricts trading,

(2) the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of an investment option's assets is not reasonably practicable, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.


YOUR ANNUITY PAYOUT OPTIONS

Deferred annuity contracts such as Structured Capital Strategies(SM) provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When your contract is annuitized, your Structured Capital Strategies(SM) contract and all its benefits will terminate and you will receive a supplemental payout annuity contract ("payout option") that provides for periodic payments for life or for a specified period of time. In general, the periodic pay-


                                                        Accessing your money  35

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

ment amount is determined by the account value or cash value of your Structured Capital Strategies(SM) contract at the time of annuitization, the annuity payout option that you select, and the annuity purchase factor to which that value is applied, as described below. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your Structured Capital Strategies(SM) contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth contract date anniversary and at not less than five year intervals after the first change. Any change to the annuity purchase factor will only apply to contributions made after the date of the change. (Please see your contract and SAI for more information). In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We may offer other payout options not outlined here. Your financial professional can provide details.

Structured Capital Strategies(SM) currently offers you several choices of annuity payout options. Some enable you to receive fixed annuity payments and others enable you to receive variable annuity payments.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own and the annuitant's age at contract issue. We reserve the right to add, remove or change these annuity payout options at anytime.


ANNUITY PAYOUT OPTIONS

--------------------------------------------------------------------------------
Fixed annuity payout options     o Life annuity

                                 o Life annuity with period certain

                                 o Life annuity with refund certain

                                 o Period certain annuity
--------------------------------------------------------------------------------

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy or the joint life expectancy of the annuitant and the joint annuitant. A life annuity with period certain is the form of annuity under the contracts that you will receive if you do not elect a different payout option. In this case the period certain will be based on the annuitant's age and will not exceed 10 years or the annuitant's life expectancy.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guarantee period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor.

With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

For the fixed annuity payout options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.

The withdrawal charge applicable under your Structured Capital Strategies(SM) Series B contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of your account value. Non-life contingent period certain payouts are not available for variable payouts, so no withdrawal charge is applicable to variable payouts.


SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. Unless you choose a different payout option, we will pay annuity payments under a life annuity with a maximum period certain of 10 years. You choose whether these payments will be fixed or variable. The contract owner and annuitant must meet the issue age and payment requirements.


36  Accessing your money

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

You can choose the date annuity payments are to begin, but generally it may not be earlier than thirteen months from the Structured Capital Strategies(SM) contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month or later than your contract's maturity date. Your contract's maturity date is the date by which you must either take a lump sum withdrawal or select an annuity payout option. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday.

We will send you a notice with your contract statement one year prior to your maturity date. Once you have selected an annuity payout option and payments have begun, no change can be made other than transfers among the variable investment options if a variable immediate annuity is selected. If you do not respond to the notice within 30 days following your maturity date, your contract will be annuitized automatically.

We currently offer different payment frequencies on certain annuity payout options. In general, the total annual payout will be lower for more frequent payouts (such as monthly) because of the increased administrative expenses associated with more frequent payouts. Also, in general, the longer the period over which we expect to make payments, the lower will be your payment each year.

The amount of the annuity payments will depend on:

(1) the amount applied to purchase the annuity;

(2) the type of annuity chosen, and whether it is fixed or variable;

(3) in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages); and

(4) in certain instances, the sex of the annuitant(s).

The amount applied to provide the annuity payments will be (1) the account value for any life annuity form, or (2) the cash value for any annuity certain (an annuity form that does not guarantee payments for a person's lifetime) except that if the period certain is more than five years, the amount applied will be no less than 95% of the account value.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

Please see Appendix I later in this Prospectus for state variations.


ANNUITY MATURITY DATE

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant's, if your contract has joint annuitants). The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option if you do not provide an election by the time of your contract maturity date. The default payout option is a life annuity with a maximum period certain of 10 years.


                                                        Accessing your money  37

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

7. Charges and expenses


--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charge each day from the net assets of each variable investment option and Segment Type Holding Account. This charge is reflected in the unit values of each variable investment option:

o   A Contract fee

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o for Series B contracts, at the time you make certain withdrawals or surrender your contract, or your contract is terminated -- a withdrawal charge.

o at the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

o at the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no transfer charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" below.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.


CHARGES UNDER THE CONTRACTS


CONTRACT FEE

We deduct a daily charge from the net assets in each variable investment option and Segment Type Holding Account to compensate us for administrative expenses, sales expenses and certain expense risks we assume under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

     Series B:                        1.25%
     Series ADV:                      0.65%

The expense risk we assume is the risk that our expenses in providing the benefits and administering the contracts will be greater than we expect. To the extent that the expense risk charges are not needed to cover the actual expenses incurred, they may be considered an indirect reimbursement for certain sales and promotional expenses relating to the contracts. This charge also compensates us for administrative expenses and a portion of our sales expenses, under the contract.

On a non-guaranteed basis, we may waive this fee under certain conditions. If the return on the EQ/Money Market variable investment option on any day is positive, but lower than the amount of this fee, then we will waive the difference between the two, so that you do not receive a negative return. If the return on the EQ/Money Market variable investment option on any day is negative, we will waive this fee entirely for that day, although your account value would be reduced by the negative performance of the EQ/Money Market variable investment option itself. We reserve the right to change or cancel this provision at any time.


FEE-BASED EXPENSES
(Applicable to Series ADV contracts only)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the annuity contract. Please consult with your program sponsor for more details about your fee-based program.


TRANSFER CHARGE

Currently, we do not charge for transfers among variable investment options under the contract. However, we reserve the right to charge for any transfers among variable investment options in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge is designed to compensate the company with respect to adminstering the transaction. The charge is also designed to deter disruptive transfer activity. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Each time you request a transfer from one variable investment option to another, we will assess the transfer charge (if applicable). Separate requests submitted on the same day will each be treated as a separate transfer. Any transfer charge will be deducted from the variable investment options from which the transfer is made. We will not count transfers from Segment Type Holding Accounts into Segments on a Segment Start Date, or the allocation of Segment Maturity Value on a Segment Maturity Date in calculating the number of transfers subject to this charge.


WITHDRAWAL CHARGE
(Applicable to Series B contracts only)

A withdrawal charge may apply in three circumstances: (1) you make one or more withdrawals during a contract year; (2) you surrender your contract to receive its cash value; or (3) we terminate your contract. The amount of the charge will depend on whether the 10% free withdrawal amount applies, and the availability of one or more exceptions.

The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


38  Charges and expenses

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green


------------------------------------------------------
                   CONTRACT YEAR
------------------------------------------------------
                    1     2     3     4     5     6+
------------------------------------------------------
Percentage of
contribution       5%    5%    5%    4%    3%    0%
------------------------------------------------------

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considered a withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under most NQ contracts as withdrawn first. See "Tax information" later in this Prospectus.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the amount of the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage.

We deduct the withdrawal amount and the withdrawal charge pro rata from the variable investment options (excluding the Segment Type Holding Accounts). If those amounts are insufficient, we will deduct all or a portion of the required amounts pro rata from the Segment Type Holding Accounts. If the amounts in the Segment Type Holding Accounts are still insufficient, we deduct all or a portion of the required amounts from the Segments on a pro rata basis. If you specify that your withdrawal be taken from specific investment options, the amount of the withdrawal charge will first be taken from the investment options you specify. If there is insufficient value in those options to pay the withdrawal charge after your withdrawal is deducted, then the remainder of the withdrawal charge is deducted as described above.

Withdrawals for a Segment or a Segment Type Holding Account are subject to the same withdrawal charge calculations as a withdrawal from any other investment option. Any withdrawal from a Segment will trigger the calculation of the Segment Interim Value, which is in addition to any applicable withdrawal charge. A withdrawal from a Segment Type Holding Account reduces the amount that will be transferred to a Segment. For more information, see "Structured Investment Option" in "Contract features and benefits," earlier in this Prospectus.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. For Series B contracts, each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. No withdrawal charge applies to Series ADV contracts. The 10% free withdrawal amount is determined using your account value at the beginning of the contract year. When a contract is surrendered in certain states, the free withdrawal amount is not taken into account when calculating the amount of the withdrawal.


DEATH. The withdrawal charge does not apply if the owner dies and a death benefit is payable to the beneficiary.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

(i) An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

      - its main function is to provide skilled, intermediate, or custodial nursing care;
      -  it provides continuous room and board to three or more persons;
      -  it is supervised by a registered nurse or licensed practical nurse;
      -  it keeps daily medical records of each patient;
      -  it controls and records all medications dispensed; and
      -  its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or
(iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


ADJUSTMENTS WITH RESPECT TO EARLY WITHDRAWALS FROM SEGMENTS


We calculate the Segment Interim Value when a withdrawal is taken, whether a partial withdrawal or a full contract surrender, from a Segment prior to the Segment Maturity Date. The Segment Interim Value is calculated based on a formula that provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. For more information on the calculation of the Segment Interim Value, please see Appendix II.



CHARGES THAT THE TRUST DEDUCTS

The Trust deducts charges for the following types of fees and expenses:
o  Management fees.
o  12b-1 fees of 0.25%.
o Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.
o  Investment-related expenses, such as brokerage commissions.

                                                        Charges and expenses  39

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

These charges are reflected in the daily share price of each portfolio. Since shares of the Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for the Trusts.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the contract fee, or change the minimum contribution requirements. We also may change the minimum death benefit or offer variable investment options that invest in shares of a Trust that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales and administration generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974, or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it will be unfairly discriminatory.


40  Charges and expenses

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

8. Payment of death benefit


--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

If you have a Series ADV contract, disregard any references to "withdrawal charges," "cash value" or "free withdrawal amount" in this section; these terms only apply to Series B contracts, not Series ADV contracts.

You designate your beneficiary when you apply for your contract. You may change your beneficiary during your lifetime and while the contract is inforce. The change will be effective on the date the written request for the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request. Any part of a death benefit for which there is no named or designated beneficiary living at your death will be payable in a single sum to your surviving spouse, if any; if there is no surviving spouse, then to the surviving children in equal shares; if there are no surviving children, then to your estate. Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary.

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.


DEATH BENEFIT

The death benefit is equal to the account value as of the date we receive satisfactory proof of the owner's death, any required instructions for the method of payment, and all information and forms necessary to effect payment.


EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner.

Once we have received notice of the Owner's death, we will not make any transfers from Segment Type Holding Accounts to Segments. Amounts in the Segment Type Holding Accounts will be defaulted into the EQ/Money Market variable investment option. When Segments mature, the Segment Maturity Value will be transferred to the EQ/Money Market variable investment option.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature, or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner, under "Spousal continuation" or under our Beneficiary continuation option, as discussed below.

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death.


NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years, unless one of the exceptions described here applies. The surviving owner may instead elect to take an installment payout or annuity, provided payments begin within one year of the deceased owner's death. If an annuity or installment payout is elected, the contract terminates and a supplemental contract is issued.

If the older owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) take an installment payout or annuity within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option discussed below. If the contract continues, withdrawal charges will no longer apply, and no additional contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) take an installment payout or annuity within one year;
(3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option discussed below. If the contract continues, withdrawal charges (for Series B contracts) will continue to apply and no additional contributions will


                                                    Payment of death benefit  41

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

be permitted. The death benefit becomes payable to the beneficiary if the older owner dies within five years after the death of the younger owner.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, or if the contract owner is a non-natural person and you and your younger spouse are joint annuitants, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract) may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

o In general, withdrawal charges (for Series B contracts) will no longer apply to contributions made before your death. Withdrawal charges will apply if additional contributions are made.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

o  The withdrawal charge schedule (for Series B contracts) remains in effect.

The transfer restrictions on amounts in Segments prior to election of Spousal continuation remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Segment Maturity Value may be reinvested in other investment options.

If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix I later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues with your name on it for the benefit of your beneficiary.

o  The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o  If there is more than one beneficiary:

   -- each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen; and

   -- as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature for the first beneficiary, all Segments will be terminated and all Segment Interim Values will be transferred into the EQ/Money Market variable investment option.

o If there is one beneficiary, the transfer restrictions on amounts in Segments prior to election of the beneficiary continuation option


42  Payment of death benefit

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

   remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Segment Maturity Value may be reinvested in other investment options. However, if the beneficiary has chosen the "5-year rule," amounts may not be invested in Segments with Segment Maturity Dates later than December 31st of the calendar year which contains the fifth anniversary of your death.

o A beneficiary who chooses to receive annual payments over his life expectancy should consult his tax adviser about selecting Segments that provide sufficient liquidity to satisfy the payout requirements under this option.


o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the variable investment options but no additional contributions will be permitted.

o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o  Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner or the surviving joint owner who elects this feature. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o  The beneficiary automatically replaces the existing annuitant.

o The contract continues with your name on it for the benefit of your beneficiary.

o  If there is more than one beneficiary:

   -- each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen; and

   -- as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature for the first beneficiary, all Segments will be terminated and all Segment Interim Values will be transferred into the EQ/Money Market variable investment option.

o If there is one beneficiary, the transfer restrictions on amounts in Segments prior to the election of the beneficiary continuation option remain in place. Any amounts in Segments may not be transferred out of the Segments until their Segment Maturity Dates. The Segment Maturity Value may be reinvested in other investment options. However, if the beneficiary has chosen the "5-year rule," amounts may not be invested in Segments with Segment Maturity Dates later than December 31st of the calendar year which contains the fifth anniversary of your death.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

o  Any partial withdrawals must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or older joint owner:

o  No withdrawal charges will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

o The contract's withdrawal charge schedule will continue to be applied to any withdrawal or surrender other than scheduled pay-


                                                    Payment of death benefit  43

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

   ments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

o We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus.

                    --------------------------------------

A beneficiary should speak to his or her tax professional about which continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the beneficiary's age, need for immediate income and a desire to continue the contract.


44  Payment of death benefit

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

9. Tax information


--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Structured Capital Strategies(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA or Roth IRA. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 (ERISA). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or an individual retirement custodial or trusteed account. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other such arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options you elect.


TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.


TAXATION OF NONQUALIFIED ANNUITIES


CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.


CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.


ANNUITY PAYMENTS

Annuitization under a Structured Capital Strategies(SM) contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract). For income tax purposes, in order to get annuity payment tax treatment, all amounts under the contract must be applied to the annuity payout option; we do not "partially annuitize" nonqualified deferred annuity contracts.

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.


                                                             Tax information  45

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this Structured Capital Strategies(SM) contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one or more of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this Structured Capital Strategies(SM) contract constitutes an annuity contract under current federal tax rules.


WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable. If you have a Series ADV contract, withdrawals made by your investment advisor are taxable to you.


1035 EXCHANGES

You may purchase a nonqualified deferred annuity through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

     o the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

     o the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.

Section 1035 exchanges are generally not available after the death of the owner.


SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.


DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see '"Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.


EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

     o  on or after your death; or

     o  because you are disabled (special federal income tax definition); or

     o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.


INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxed on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. Recently, the IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have


46  Tax information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

the right only to choose among the portfolios, and must have no right to direct the particular investment decisions within the portfolios.

Also we do not believe that these rules apply to the assets of Separate Account No. 68, because contract owners have no interest in the performance of those assets.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No 49.


INDIVIDUAL RETIREMENT ARRANGEMENTS ("IRAS")


GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o traditional IRAs, typically funded on a pre-tax basis; and

o Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as "individual retirement annuities" under Section 408(b) of the Internal Revenue Code. We offer the Structured Capital Strategies(SM) contract in both traditional IRA and Roth IRA versions.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contracts. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional IRA and Roth IRA contracts for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either version of the Structured Capital Strategies(SM) IRA contract (traditional IRA or Roth IRA) by following the directions under "Your right to cancel within a certain number of days" in "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA, or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.


TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES
(TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:

o "regular" contributions out of earned income or compensation; or

o Tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

The initial contribution to purchase this contract must be a rollover or direct transfer contribution.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct


                                                             Tax information  47

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the taxable year in which you reach age 70-1/2 or any taxable year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation, or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth
IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70-1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a nonworking spouse until the year in which the nonworking spouse reaches age 70-1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70-1/2 at any time during the taxable year for which the contribution is being made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored-tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the nonworking spouse's traditional IRA) may not, however, exceed the maximum $5,000 per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70-1/2 "catch-up" contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" below.

If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a tax year. Make sure you designate the year for which you are making the contribution.


ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

o qualified plans;

o governmental employer 457(b) plans;

o 403(b) plans; and

o other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70-1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.


ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant.

There are two ways to do rollovers:

o Do it yourself:
  You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o Direct rollover:
  You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:


48  Tax information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

o "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o hardship withdrawals; or

o corrective distributions that fit specified technical tax rules; or

o loans that are treated as distributions; or

o death benefit payments to a beneficiary who is not your surviving spouse; or

o qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another, because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan, such as a traditional IRA, and subsequently take a premature distribution.


ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of payments" later in this Prospectus under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.


ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.


SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.


EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

o regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

o regular contributions to a traditional IRA made after you reach age 70-1/2; or

o rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70-1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See Publication 590 for further details.


RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total


                                                             Tax information  49

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

o the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and direct transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457 plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457 plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.


REQUIRED MINIMUM DISTRIBUTIONS


BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS.

Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, various guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Currently we believe that these provisions would not apply to Structured Capital Strategies(SM) contracts because of the type of benefits provided under the contracts. However, if you take annual withdrawals instead of annuitizing, please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April
1). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

If you choose an account-based method, the RMD amount for your Structured Capital Strategies(SM) traditional IRA contract is calculated with respect to your entire interest in the contract, including your allocations to one or more variable investment options and one or more of the Segments in the Structured Investment Option.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not


50  Tax information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

If you are at an age where you are required to take lifetime required minimum distributions from traditional IRAs you should consider the effect of allocations to the Structured Investment Option under a Structured Capital Strategies(SM) traditional IRA contract. You should consider whether you have a sufficient amount allocated to the Variable Investment Options under this contract and/or sufficient liquidity under other traditional IRAs that you maintain in order to satisfy your RMD for this contract without affecting amounts allocated to the Structured Investment Option under this contract.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed above under "Individual beneficiary." PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.


SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.


PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional


                                                             Tax information  51

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.


EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o on or after your death; or

o because you are disabled (special federal income tax definition); or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

o to pay certain first-time home buyer expenses (special federal income tax definition -- there is a $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o to pay certain higher education expenses (special federal income tax definition); or

o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.


ROTH INDIVIDUAL RETIREMENT ANNUITIES
("ROTH IRAS")

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."

The Structured Capital Strategies(SM) Roth IRA contracts are designed to qualify as Roth individual retirement annuities under Sections 408A(b) and 408(b) of the Internal Revenue Code.


CONTRIBUTIONS TO ROTH IRAS

Individuals may make four different types of contributions to a Roth IRA:

o regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion" rollover contributions); or

o tax-free rollover contributions from other Roth individual retirement arrangements (or designated Roth accounts under defined contribution plans); or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

The initial contribution to purchase this contract must be a rollover or direct transfer contribution.


REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion above under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach 70-1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.


ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS? The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over, or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee, or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:


52  Tax information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

o another Roth IRA;

o a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

o a "designated Roth contribution account" under a 401(k) plan or a 403(b) plan (direct or 60-day); or

o from non-Roth accounts under another eligible retirement plan as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court ordered divorce or separation decree.


CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59-1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

There are special rules for conversion rollovers to Roth IRAs in 2010. Pre-2010 limitations on conversion rollovers to Roth IRAs of pre-tax amounts distributed from qualified plans, 403(b) plans and governmental employer 457(b) plans (as well as traditional IRA to Roth IRA conversions) based on income levels and filing status are removed beginning in 2010. For conversion rollovers or traditional IRA conversions in 2010 only, the resulting federal income tax can be paid in two installments in 2011 and 2012.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Proposed and Temporary Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.


RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization, and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original


                                                             Tax information  53

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution you must use our forms.


WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.


DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender and termination of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o Rollovers from a Roth IRA to another Roth IRA;

o Direct transfers from a Roth IRA to another Roth IRA;

o Qualified distributions from a Roth IRA; and

o return of excess contributions or amounts recharacterized to a traditional
  IRA.


QUALIFIED DISTRIBUTIONS FROM ROTH IRAS

Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o you are age 59-1/2 or older; or

o you die; or

o you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1) Regular contributions

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

    (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

    (b) Nontaxable portion.

(3) Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amounts distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- within any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3) All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.


REQUIRED MINIMUM DISTRIBUTIONS

Lifetime minimum distribution requirements do not apply.


REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.


54  Tax information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.


BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.


EXCESS CONTRIBUTIONS

Generally the same as traditional IRA, except that regular contributions made after age 70-1/2 are not "excess contributions."

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.


EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.


FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o we might have to withhold and/or report on amounts we pay under a free look or cancellation.

o we are required to withhold on the gross amount of a distribution from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.


FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on '"periodic"' and '"non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.


FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.


                                                             Tax information  55

To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

10. More information


--------------------------------------------------------------------------------
ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in Class IA/A or Class IB/B shares issued by the corresponding Portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2) to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5) to deregister Separate Account No. 49 under the Investment Company Act of 1940;

(6) to restrict or eliminate any voting rights as to Separate Account No. 49;
    and

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.


ABOUT SEPARATE ACCOUNT NO. 68

We hold assets in a "non-unitized" separate account we have established under the New York Insurance Law to support our obligations under the Structured Investment Option. We own the assets of the separate account, as well as any favorable investment performance on those assets. You do not participate in the performance of the assets held in this separate account. We may, subject to state law that applies, transfer all assets allocated to the separate account to our general account. We guarantee all benefits relating to your value in the Structured Investment Option, regardless of whether assets supporting the Structured Investment Option are held in a separate account or our general account.

Our current plans are to invest separate account assets in fixed-income obligations, including corporate bonds, mortgage-backed and asset-backed securities, and government and agency issues. We may also invest in interest rate swaps. Although the above generally describes our plans for investing the assets supporting our obligations under the Structured Investment Option, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.


ABOUT THE TRUST

The Trust is registered under the Investment Company Act of 1940. It is classified as an "open-end management investment company," more commonly called a mutual fund. The Trust issues different shares relating to each of its portfolios.

The Trust does not impose sales charges or "loads" for buying and selling its shares. All dividends and other distributions on the Trust's shares are reinvested in full. The Board of Trustees or Board of Directors, as applicable, of the Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about the Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan relating to its Class IB shares, and other aspects of its operations, appears in the prospectuses for the Trust, which generally accompany this Prospectus, or in its SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT

Our general obligations, including our obligations with respect to amounts invested in the Structured Investment Option, under the con-


56  More information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

tract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. An owner should look to the financial strength of AXA Equitable for its claims-paying ability. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. Interest in the Structured Investment Option under the contracts are issued by AXA Equitable and are registered under the Securities Act of 1933. The contract is a "covered security" under the federal securities laws.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.


DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the NYSE is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

      - on a non-business day;
      - after 4:00 p.m. Eastern Time on a business day; or
      - after an early close of regular trading on the NYSE on a business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution. Such arrangements may apply to initial contributions, subsequent contributions, or both, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.


CONTRIBUTIONS, TRANSFERS, WITHDRAWALS AND SURRENDERS

o Contributions allocated to the variable investment options or the Segment Type Holding Accounts are invested at the unit value next determined after the receipt of the contribution.


                                                            More information  57

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

o Transfers to or from the variable investment options or the Segment Type Holding Accounts will be made at the unit value next determined after the receipt of the transfer request.

o Requests for withdrawals or surrenders from the variable investment options or the Segment Type Holding Accounts will be made at the unit value next determined on the business day that we receive the information that we require.


ABOUT YOUR VOTING RIGHTS

As the owner of shares of the Trusts we have the right to vote on certain matters involving the portfolios, such as:

o the election of trustees;

o the formal approval of independent auditors selected for each Trust; or

o any other matters described in the Prospectus for the Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.

The Trust sells its shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust also sells its shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of the Trust intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.


SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to Separate Account No. 49 require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon Separate Account No. 49, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is part of the registration statement filed on Form N-4. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin, subject to our acceptance. We will continue to treat you as the owner until we receive written notification of any change at our processing office. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

You cannot assign or transfer ownership of a traditional IRA or Roth IRA contract except by surrender to us.

You cannot assign your contract as collateral or security for a loan. Loans are also not available under your contract. For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your traditional IRA or Roth IRA contract to another similar arrangement under federal income tax


58  More information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge if one applies.


ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.


DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.

For Series B contracts, compensation paid to AXA Advisors is based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation") and will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable on the sale of a contract to the AXA Advisors financial professional and/or Selling broker-dealer making the sale. In some instances, a financial professional or Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.00% of the account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

For Series B contracts, contribution-based compensation paid by AXA Equitable to AXA Distributors on sales of AXA Equitable contracts by its Selling broker-dealers will generally not exceed 7.00% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of a contract in combination with annual asset-based compensation of up to 1.00% of contract account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker- dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors also receives compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.

For Series ADV contracts sold through AXA Advisors, AXA Advisors will retain 50% of the advisory fee and the financial representative will get the other 50%. For Series ADV contracts sold through AXA Distributors, AXA Distributors will not receive any compensation.

The Distributors may pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. The Distributors may also pay certain broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or Structured Capital Strategies(SM) on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of Selling


                                                            More information  59

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or cash compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." Certain components of the compensation of financial professionals who are managers are based on the sale of affiliated variable products. Managers earn higher compensation (and credits toward awards and bonuses) if those they manage sell more affiliated variable products. AXA Advisors may provide other forms of compensation to its financial professionals, including health and retirement benefits. For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of FINRA, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any contribution-based and asset-based compensation paid by AXA Equitable to the Distributors will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.


60  More information

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

11. Incorporation of certain documents by reference

--------------------------------------------------------------------------------


AXA Equitable's Annual Report on Form 10-K for the period ended December 31, 2009 (the "Annual Report") as amended on Form 10-K/A on September 17, 2010, and quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 are considered to be part of this Prospectus because they are incorporated by reference.


AXA Equitable files reports and other information with the SEC, as required by law. You may read and copy this information at the SEC's public reference facilities at Room 1580, 100 F Street, NE, Washington, DC 20549, or by accessing the SEC's website at www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Under the Securities Act of 1933, AXA Equitable has filed with the SEC a registration statement relating to the Structured Investment Option (the "Registration Statement"). This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement.

After the date of this Prospectus and before we terminate the offering of the securities under the Registration Statement, all documents or reports we file with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"), will be considered to become part of this Prospectus because they are incorporated by reference.

Any statement contained in a document that is or becomes part of this Prospectus, will be considered changed or replaced for purposes of this Prospectus if a statement contained in this Prospectus changes or is replaced. Any statement that is considered to be a part of this Prospectus because of its incorporation will be considered changed or replaced for the purpose of this Prospectus if a statement contained in any other subsequently filed document that is considered to be part of this Prospectus changes or replaces that statement. After that, only the statement that is changed or replaced will be considered to be part of this Prospectus.

We file the Registration Statement and our Exchange Act documents and reports, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, electronically according to EDGAR under CIK No. 0000727920. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Upon written or oral request, we will provide, free of charge, to each person to whom this Prospectus is delivered, a copy of any or all of the documents considered to be part of this Prospectus because they are incorporated herein. In accordance with SEC rules, we will provide copies of any exhibits specifically incorporated by reference into the text of the Exchange Act reports (but not any other exhibits). Requests for documents should be directed to AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, New York 10104. Attention: Corporate Secretary (telephone: (212) 554-1234). You can access our website at www.axa-equitable.com.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of AXA Equitable at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 are incorporated by reference herein in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.


                            Incorporation of certain documents by reference   61

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Appendix I: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Structured Capital Strategies(SM) contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.


STATES WHERE CERTAIN STRUCTURED CAPITAL STRATEGIES(SM) FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

------------------------------------------------------------------------------------------------------------------------------------
STATE           FEATURES AND BENEFITS                                 AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA      See "Contract features and benefits"--"Your           If you reside in the state of California and you are age 60
                right to cancel within a certain number of days"      or older at the time the contract is issued, you may return your variable annuity contract within 30 days from the date that you receive it and receive a refund as described below.

                                                                      If you allocate your entire initial contribution to the
                                                                      EQ/Money Market option, the amount of your refund will be
                                                                      equal to your contribution, unless you make a transfer, in which case the amount of your refund will be equal to your account value on the date we receive your request to cancel at our processing office. This amount could be less than your initial contribution. If you allocate any portion of your
                                                                      initial contribution to the variable investment options
                                                                      (other than the EQ/Money Market option), your refund will be equal to your account value on the date we receive your
                                                                      request to cancel at our processing office.

                                                                      "RETURN OF CONTRIBUTION" FREE LOOK TREATMENT AVAILABLE
                                                                      THROUGH CERTAIN SELLING BROKERS-DEALERS

                                                                      Certain selling broker-dealers offer an allocation method
                                                                      designed to preserve your right to a return of your
                                                                      contributions during the free look period. At the time of
                                                                      application, you will instruct your financial professional as to how your initial contribution and any subsequent
                                                                      contributions should be treated for the purpose of
                                                                      maintaining your free look right under the contract. Please consult your financial professional to learn more about the availability of "return of contribution" free look treatment.

                                                                      If you choose "return of contribution" free look treatment of your contract, we will allocate your entire contribution and any subsequent contributions made during the 40 day period following the Contract Date, to the EQ/Money Market
                                                                      investment option. In the event you choose to exercise your free look right under the contract, you will receive a
                                                                      refund equal to your contributions.

                                                                      If you choose the "return of contribution" free look
                                                                      treatment and your contract is still in effect on the 40th day (or next business day) following the Contract Date, we will automatically reallocate your account value to the
                                                                      investment options chosen on your application.

                                                                      Any transfers made prior to the expiration of the 30 day free look will terminate your right to "return of contribution"
                                                                      treatment in the event you choose to exercise your free look right under the contract. Any transfer made prior to the 40th day following the Contract Date will cancel the automatic
                                                                      reallocation on the 40th day (or next business day) following the Contract Date described above. If you do not want AXA
                                                                      Equitable to perform this scheduled one-time reallocation, you must call one of our customer service representatives at
                                                                      1 (800) 789-7771 before the 40th day following the Contract
                                                                      Date to cancel.

                See "Charges and expenses" -- "Disability, ter-       Item (iii) under this section is deleted in its entirety.
                minal illness, or confinement to a nursing home"
                (For Series B contracts only)
------------------------------------------------------------------------------------------------------------------------------------

A-1 Appendix I: State contract availability and/or variations of certain features and benefits

    To receive this document electronically, sign up for e-delivery today at
                          www.axa-equitable.com/green

------------------------------------------------------------------------------------------------------------------------------------
STATE           FEATURES AND BENEFITS                                 AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------------------------------------------------------
CALIFORNIA      See "More information" -- "Transfers of               You can transfer ownership of an NQ contract at any time
(CONTINUED)     ownership, collateral assignments, loans,             before annuity payments begin. You may assign your contract,
                and borrowing"                                        unless otherwise restricted for tax qualification purposes.
------------------------------------------------------------------------------------------------------------------------------------
FLORIDA         See "How you can purchase and contribute to           In the third paragraph of this section, item (i) now reads:
                your contract" in "Contract features and ben-         "(i) contributions under a Structured Capital Strategies(SM)
                efits"                                                contract would then total more than $1,500,000;" and item
                                                                      (ii) regarding the $2,500,000 limitation on contributions is deleted. The remainder of this section is unchanged.

                See "Selecting an annuity payout option" under        The following sentence replaces the first sentence of the
                "Your annuity payout options" in "Accessing your      second paragraph in this section:
                money"

                                                                      You can choose the date annuity payments are to begin, but it may not be earlier than twelve months from the contract date.
------------------------------------------------------------------------------------------------------------------------------------
IDAHO           See "Your right to cancel within a certain number     If you reside in the state of Idaho, you may return your
                of days" in "Contract features and benefits"          contract within 20 days from the date that you receive it and receive a refund of your initial contribution.
------------------------------------------------------------------------------------------------------------------------------------
ILLINOIS        See "Selecting an annuity payout option" under        The following sentence replaces the first sentence of the
                "Your annuity payout options" in "Accessing your      second paragraph in this section:
                money"

                                                                      You can choose the date annuity payments are to begin but it may not be earlier than twelve months from your contract
                                                                      date.
------------------------------------------------------------------------------------------------------------------------------------
IOWA                                                                  The Gold Index and the Oil Index are not available.
------------------------------------------------------------------------------------------------------------------------------------
MARYLAND        See "Your annuity payout options" in "Accessing       The table of guaranteed annuity payments cannot be changed
                your money"                                           after contract issue.
------------------------------------------------------------------------------------------------------------------------------------
MASSACHUSETTS   See "Disability, terminal illness or confinement to   This section is deleted in its entirety.
                nursing home" under "Withdrawal charge" in
                "Charges and expenses" (For Series B contracts
                only)
------------------------------------------------------------------------------------------------------------------------------------
MINNESOTA       See "Your right to cancel within a certain number     If you reside in the state of Minnesota at the time the
                of days" in "Contract features and benefits"          contract is issued, you may return your contract within 10 days from the date that you receive a refund equal to the sum of (a) the difference between the contributions made and the amounts allocated to any investment option and (b) the
                                                                      account value in any investment option on the date your
                                                                      contract is received by our processing office or your
                                                                      financial professional. Such amount will be paid within 10 days after we receive notice of cancellation and the contract.
------------------------------------------------------------------------------------------------------------------------------------


                                  Appendix I: State contract availability and/or
                                 variations of certain features and benefits A-2

              To receive this document electronically, sign up for
                 e-delivery today at www.axa-equitable.com/green


---------------------------------------------------------------------------------------------------------------------------------
STATE          FEATURES AND BENEFITS                                 AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------
NEW HAMPSHIRE   See "Charges and Expenses -- Disability, termi-       Waiver (iii) regarding the definition of a nursing home
                nal illness, or confinement to a nursing home"        is deleted, and replaced with the following:
                (For Series B contracts only)
                                                                      You are confined to a nursing home for more than 90 days
                                                                      (or such other period, as required in your state) as
                                                                      verified by a licensed physician. A nursing home for
                                                                      this purpose means one that is (a) a provider of skilled
                                                                      nursing care service, or qualified to receive approval
                                                                      of Medicare benefits, or (b) operated pursuant to law as
                                                                      a skilled nursing home by the state or territory in
                                                                      which it is located (it must be within the United
                                                                      States, Puerto Rico, U.S Virgin Islands, or Guam) and
                                                                      meets all of the following

                                                                      o its main function is to provide skilled, intermediate,
                                                                        or custodial nursing care;
                                                                      o it provides continuous room and board;
                                                                      o it is supervised by a registered nurse or licensed
                                                                        practical nurse;
                                                                      o it keeps daily medical records of each patient
                                                                      o it controls and records all medications dispenses; and
                                                                      o its primary service is other than to provide housing
                                                                        for residents.
---------------------------------------------------------------------------------------------------------------------------------
NORTH DAKOTA    See "Your right to cancel within a certain number     To exercise your cancellation right, you must return
                of days" in "Contract features and benefits"          the certificate directly to our processing office
                                                                      within 20 days after you receive it.
---------------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA    Contributions                                         Your contract refers to contributions as premiums.

                See "Disability, terminal illness or confinement to   The Withdrawal Charge Waiver does not apply during
                nursing home" in "Charges and expenses" (For          the first 12 months of the contract with respect to
                Series B contracts only)                              the Social Security Disability Waiver, the Six Month
                                                                      Life Expectancy Waiver, or if the owner is confined
                                                                      to a nursing home during such period.

                Required disclosure for Pennsylvania customers        Any person who knowingly and with intent to defraud
                                                                      any insurance company or other person files an
                                                                      application for insurance or statement of claim
                                                                      containing any materially false information or
                                                                      conceals for the purpose of misleading, information
                                                                      concerning any fact material thereto commits a
                                                                      fraudulent insurance act, which is a crime and
                                                                      subjects such person to criminal and civil
                                                                      penalties.
---------------------------------------------------------------------------------------------------------------------------------
PUERTO RICO     Beneficiary continuation option (IRA)                 Not Available

                IRA and Roth IRA                                      Available for direct rollovers from U.S. source
                                                                      401(a) plans and direct transfers from the same type
                                                                      of U.S. source IRAs.

                See "Purchase considerations for a charitable         We do not offer Structured Capital Strategies(SM)
                remainder trusts" under "Owner and annuitant          contracts to charitable remainder trusts in Puerto
                requirements" in "Contract features and ben-          Rico.
                efits"

                See "Taxation of nonqualified annuities" in "Tax      There are special rules for nonqualified contracts
                information"                                          issued in Puerto Rico.

                                                                      Income from NQ contracts we issue is U.S. source. A
                                                                      Puerto Rico resident is subject to U.S. taxation on
                                                                      such U.S. source income. Only Puerto Rico source
                                                                      income of Puerto Rico residents is excludable from
                                                                      U.S. taxation. Income from NQ contracts is also
                                                                      subject to Puerto Rico tax. The calculation of the
                                                                      taxable portion of amounts distributed from a
                                                                      contract may differ in the two jurisdictions.
                                                                      Therefore, you might have to file both U.S. and
                                                                      Puerto Rico tax returns, showing different amounts
                                                                      of income from the contract for each tax return.
                                                                      Puerto Rico generally provides a credit against
                                                                      Puerto Rico tax for U.S. tax paid. Depending on your
                                                                      personal situation and the timing of the different
                                                                      tax liabilities, you may not be able to take full
                                                                      advantage of this credit.
---------------------------------------------------------------------------------------------------------------------------------


A-3 Appendix I: State contract availability and/or variations of certain features and benefits

              To receive this document electronically, sign up for
                 e-delivery today at www.axa-equitable.com/green


---------------------------------------------------------------------------------------------------------------------------------
STATE           FEATURES AND BENEFITS                                 AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------------------------
RHODE ISLAND    See "Your right to cancel within a certain number     If you reside in the state of Rhode Island at the
                of days" in "Contract features and benefits"          time the contract is issued, you may return your
                                                                      contract within 20 days from the date that you
                                                                      receive it and receive a refund of your
                                                                      contribution.
---------------------------------------------------------------------------------------------------------------------------------
TEXAS           See "How you can purchase and contribute to           The $2,500,000 limitation on the sum of all
                your contract" in "Contract features and ben-         contributions under all AXA Equitable annuity
                efits"                                                accumulation contracts with the same owner or
                                                                      annuitant does not apply.

                See "Disability, terminal illness or confinement to   There is no 12 month waiting period following a
                nursing home" in "Charges and expenses" (For          contribution for the Six Month Life Expectancy
                Series B contracts only)                              Waiver. The withdrawal charge can be waived even if
                                                                      the condition begins within 12 months of the
                                                                      remittance of the contribution.
---------------------------------------------------------------------------------------------------------------------------------
WASHINGTON      See "10% free withdrawal amount" under                The 10% free withdrawal amount applies to full
                "Withdrawal charge" in "Charges and expenses"         surrenders.

                See "Disability, terminal illness, or confinement to  The owner (or older joint owner, if applicable) has
                nursing home" in "Charges and expenses" (For          qualified to receive Social Security disability
                Series B contracts only)                              benefits as certified by the Social Security
                                                                      Administration or a statement from an independent
                                                                      U.S. licensed physician stating that the owner (or
                                                                      older joint owner, if applicable) meets the
                                                                      definition of total disability for at least 6
                                                                      continuous months prior to the notice of claim. Such
                                                                      disability must be re-certified every 12 months.
---------------------------------------------------------------------------------------------------------------------------------



                                  Appendix I: State contract availability and/or
                                 variations of certain features and benefits A-4

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Appendix II: Segment Interim Value

--------------------------------------------------------------------------------


We calculate the Segment Interim Value for each Segment on each business day, which is also a Segment Business Day, between the Segment Start Date and Segment Maturity Date. The calculation is based on a formula designed to measure the fair value of your Segment Investment on the particular interim date based on the downside protection provided by the Segment Buffer, the limit on participation in investment gain provided by the Performance Cap Rate, and an adjustment for the effect of a withdrawal prior to the Segment Maturity Date. The formula we use, in part, derives the fair value of hypothetical investments in fixed instruments and derivatives (put and call options). These values provide us with protection from the risk that we will have to pay out account value related to a Segment prior to the Segment Maturity Date. The hypothetical put option provides us with a market value of the potential loss at Segment Maturity and the hypothetical call options provide us with a market value of the potential gain at Segment Maturity. This formula provides a treatment for an early distribution that is designed to be consistent with how distributions at the end of a Segment are treated. We may hold such investments in relation to Segments but are not required to do so. You have no interest in the performance of any of our investments relating to Segments. The formula also includes an adjustment relating to the Cap Calculation Factor. This is a positive adjustment of the percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. Appendix II sets forth the actual calculation formula, an overview of the purposes and impacts of the calculation, and detailed descriptions of the specific inputs into the calculation. You should note, even if a corresponding Index has experienced positive growth, the calculation of your Segment Interim Value may result in an amount lower than your Segment Investment because of other market conditions, such as the volatility of index prices and interest rates. Finally, Appendix II includes examples of calculations of Segment Interim Values under various hypothetical situations.



CALCULATION FORMULA

Your Segment Interim Value is equal to the lesser of (A) or (B).

(A)  equals the sum of the following three components:

     (1) Fair Value of Fixed Instruments; plus

     (2) Fair Value of Derivatives; plus

     (3) Cap Calculation Factor.

(B) equals the Segment Investment multiplied by (1 + the Performance Cap Rate limiting factor).


OVERVIEW OF THE PURPOSES AND IMPACTS OF THE CALCULATION


FAIR VALUE OF FIXED INSTRUMENTS. The Segment Interim Value formula includes an element designed to compensate us for the fact that when we have to pay out account value related to a Segment before the Segment Maturity Date we forgo the opportunity to earn interest on the Segment Investment from the date of withdrawal or surrender until the Segment Maturity Date. We accomplish this estimate by calculating the present value of the Segment Investment using a risk-free swap interest rate widely used in derivative markets.

FAIR VALUE OF DERIVATIVES. We use put and call options that are designated for each Segment to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment. This calculation reflects the value of the downside protection that would be provided at maturity by the Segment Buffer as well as the upper limit that would be placed on gains at maturity due to the Performance Cap Rate.


At the time the Segment Interim Value is determined, the Fair Value of Derivatives is calculated using the three different hypothetical options. These options are designated for each Segment and are described in more detail later in this Appendix.

  At-the-Money Call Option. (strike price equals the index value at Segment inception) The potential for gain is estimated using the value of this hypothetical option.

  Out-of-the-Money Call Option. (strike price equals the index increased by the Performance Cap Rate established at Segment inception) The potential for gain in excess of the Performance Cap Rate is estimated using the value of this hypothetical option.

  o The net amount of the At-the-Money Call Option less the value of the Out-of-the-Money Call Option is an estimate of the market value of the pos-sibility of gain at the end of the Segment as limited by the Performance Cap Rate.

  Out-of-the-Money Put Option. (strike price equals the index decreased by the Segment Buffer) The risk of loss is estimated using the value of this hypo-thetical option.


B-1 Appendix II: Segment Interim Value

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

  o It is important to note that this value will almost always reduce the principal you receive, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. The Segment Interim Value formula includes item (3) above, the Cap Calculation Factor, which is designed to reflect the fact that we will not incur those expenses for the entire duration of the Segment if you withdraw your investment prior to the Segment Maturity Date. Therefore, the Cap Calculation Factor is always positive and declines during the course of the Segment.

PERFORMANCE CAP RATE LIMITING FACTOR. The formula provides that the Segment Interim Value is never greater than (B) above, which is the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. This limitation is imposed to discourage owners from withdrawing from a Segment before the Segment Maturity Date where there may have been significant increases in the relevant Index early in the Segment Duration. Although the Performance Cap Rate limiting factor pro-rates the upside potential on amounts withdrawn early, there is no similar adjustment to pro-rate the downside protection. This means, if you surrender or cancel your contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate.


DETAILED DESCRIPTIONS OF SPECIFIC INPUTS TO THE CALCULATION


(A)(1) FAIR VALUE OF FIXED INSTRUMENTS. The Fair Value of Fixed Instrument in a Segment is based on the swap rate associated with the Segment's remaining time to maturity. Swap rates are the risk-free interest rates widely used in derivative markets. There is no standard quote for swap rates. However, because of their high liquidity and popularity, swap rate quotes from different dealers generally fall within a close range, the differences among which are not meaningful. Swap rates can be obtained from inter-dealer systems or financial data vendors who have feeds from swap dealers. For example, "Bloomberg Composite" swap rates are the weighted average of swap rates provided by a number of dealers to Bloomberg. Individual dealers and brokers also publish swap rates of their own on Bloomberg or Reuters. We may, in the future, utilize exchange traded swaps that become available. These exchange traded swaps would have a standard quote associated with them. The Fair Value of Fixed Instruments is defined as its present value, as expressed in the following formula:


(Segment Investment)/(1 + swap rate)(time to maturity)

The time to maturity is expressed as a fraction, in which the numerator is the number of days remaining in the Segment Duration and the denominator is the average number of days in each year of the Segment Duration for that Segment.

(A)(2) FAIR VALUE OF DERIVATIVES. We utilize a fair market value methodology to determine the Fair Value of Derivatives.

For each Segment, we designate and value three hypothetical options, each of which is tied to the performance of the Index underlying the Segment in which you are invested: (1) the At-the-Money Call Option, (2) the Out-of-the-Money Call Option and (3) the Out-of-the-Money Put Option. At Segment Maturity the Put Option is designed to value the loss below the buffer, while the call options are designed to provide gains up to the Performance Cap Rate. These options are described in more detail below.

In a put option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the strike price - which was set at issue - and the underlying index closing price, in the event that the closing price is below the strike price. In a call option on an index, the seller will pay the buyer, at the maturity of the option, the difference between the underlying index closing price and the strike price, in the event that the closing price is above the strike price. Generally, a put option has an inverse relationship with its underlying Index, while a call option has a direct relationship. In addition to the inputs discussed above, the Fair Value of Derivatives is also affected by the time remaining until the Segment Maturity Date. More information about the three designated options is set forth below:

 (1) At-the-Money Call Option: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Seg ment Maturity Date, at the price of the Index on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment on the Segment Maturity Date equal to the percentage growth in the Index between the Segment Start Date and the Segment Maturity Date, multiplied by the Segment Investment.

 (2) Out-of-the-Money Call Option: This is an option to buy a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date increased by a percentage equal to the Performance Cap Rate. At any time during the Segment Duration, the fair value of the Out-of-the-Money Call Option represents the market value of the potential to receive an amount in excess of the Segment Investment equal to the percentage growth in the Index between the Segment Start Date

                                          Appendix II: Segment Interim Value B-2

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

     and the Segment Maturity Date in excess of the Performance Cap Rate, multiplied by the Segment Investment. The value of this option is used to offset the value of the At-the-Money Call Option, thus recognizing in the Interim Segment Value a ceiling on gains at Segment Maturity imposed by the Performance Cap Rate.

 (3) Out-of-the-Money Put Option: This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the-Money Put Option represents the market value of the potential to receive an amount equal to the excess of the negative return of the Index between the Segment Start Date and the Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment Investment. The value of this option reduces the Interim Segment Value, as it reflects losses that may be incurred in excess of the Segment Buffer at Segment Maturity.

The Fair Value of Derivatives is equal to (1) minus (2) minus (3), as defined above.

We determine the fair value of each of the three designated options using the Black Scholes model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with current market prices. Each option has a notional value on the Segment Start Date equal to the Segment Investment on that date. The notional value is the price of the underlying Index at the inception of the contract. In the event that a number of options, or a fractional number of options was purchased, the notional value would be the number of options multiplied by the price of the Index at inception.

For Securities Indices, we use the following inputs to the Black Scholes model:

 (1) Implied Volatility of the Index -- This input varies with (i) how much time remains until the Segment Maturity Date of the Segment, which is determined by using an expiration date for the designated option that corresponds to that time remaining and (ii) the relationship between the strike price of that option and the level of the Index at the time of the calculation.

     This relationship is referred to as the "moneyness" of the option described above, and is calculated as the ratio of current price to the strike price. Direct market data for these inputs for any given early distribution are generally not available, because options on the Index that actually trade in the market have specific maturity dates and moneyness values that are unlikely to correspond precisely to the Segment Maturity Date and moneyness of the designated option that we use for purposes of the calculation.

     Accordingly, we use the following method to estimate the implied volatility of the Index. We receive daily quotes of implied volatility from banks using the same Black Scholes model described above and based on the market prices for certain options. Specifically, implied volatility quotes are obtained for options with the closest maturities above and below the actual time remaining in the Segment at the time of the calculation and, for each maturity, for those options having the closest moneyness value above and below the actual moneyness of the designated option, given the level of the Index at the time of the calculation. In calculating the Segment Interim Value, we will derive a volatility input for your Segment's time to maturity and strike price by linearly interpolating between the implied volatility quotes that are based on the actual adjacent maturities and moneyness values described above, as follows:

     (a) We first determine the implied volatility of an option that has the same moneyness as the designated option but with the closest avail able time to maturity shorter than your Segment's remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the hypothetical option.

     (b) We then determine the implied volatility of an option that has the same moneyness as the designated option but with the closest available time to maturity longer than your Segment's remaining time to maturity. This volatility is derived by linearly interpolating between the implied volatilities of options having the times to maturity that are above and below the moneyness value of the designated option.

     (c) The volatility input for your Segment's time to maturity will then be determined by linearly interpolating between the volatilities derived in steps (a) and (b).

 (2) Swap Rate -- Key duration Swap rates are retrieved from a recognized financial reporting vendor. Swap rates are retrieved for maturities adjacent to the actual time remaining in the Segment at the time of the early distribution. We use linear interpolation to derive the exact remaining duration rate needed as the input.

 (3) Index Dividend Yield -- On a daily basis, we obtain the projected annual dividend yield across the entire Index. This value is a widely used assumption and is readily available from recognized financial reporting vendors.


For Commodities Indices, we use the first two inputs listed above (Implied Volatility of the Index and Swap Rate), but for the third input, instead of using the Index Dividend Yield, we use the Net Convenience Value. This approach is based on standard option pricing methodology, which recognizes that commodities do not pay dividends. Instead, Net Convenience Value represents the market's valuation of the yield of two offsetting factors: (1) the fact that the option does not give the holder the benefit of the ability to use the commodity itself (much like a security option does not give the holder the right to receive dividends); and (2) the fact that the holder is not burdened with the obligation to store the commodity.



B-3 Appendix II: Segment Interim Value

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green


 (3) Net Convenience Value - On a daily basis, we calculate the net convenience value for the commodity underlying the Index. The net convenience value for a commodity equals the spot price minus the present value of the futures price (with the present value based on the Swap Rate). The spot prices and futures prices are available from a variety of recognized financial reporting vendors, the differences among which are not meaningful.


Generally, a put option has an inverse relationship with its underlying Index, while a call option has a direct relationship. In addition to the inputs discussed above, the Fair Value of Derivatives is also affected by the time to the Segment Maturity Date.

(A)(3) CAP CALCULATION FACTOR. In setting the Performance Cap Rate, we take into account that we incur expenses in connection with a contract, including insurance and administrative expenses. In particular, if there were no such expenses, the Performance Cap Rate might have been greater. If you withdraw account value prior to the Segment Maturity Date, we will not incur expenses for the entire duration of the Segment. If you withdraw your investment prior to the Segment Maturity Date, we provide a positive adjustment as part of the calculation of Segment Interim Value, which we call the Cap Calculation Factor. The Cap Calculation Factor is a portion of the estimate annual expenses that we used in calculating the Performance Cap Rate, which is approximately 1.80% of the Segment Investment for Series B contracts and approximately 1.20% of the Segment Investment for Series ADV contracts. The calculation includes not only anticipated expenses, but an element of profit as well. The Cap Calculation Factor is a percentage of the estimated expenses corresponding to the portion of the Segment Duration that has not elapsed. For example, if we estimated expenses for a one year Segment at $10, then at the end of 146 days (with 219 days remaining in the Segment), the Cap Calculation Factor would be $6, because $10 x 219/365 (60%) = $6. The Cap Calculation Factor is not used at the time we calculate your Segment Maturity Value. Instead, for any Segment held to its Segment Maturity Date, the values are provided by the contractual guarantees based on Index performance as adjusted by the Performance Cap Rate and the Segment Buffer. A Segment is not a variable investment option with an underlying portfolio, and therefore the percentages we use in setting the performance caps do not reflect a daily charge against assets held on your behalf in a separate account.

(B) PRO RATA SHARE OF PERFORMANCE CAP RATE. In setting the Performance Cap Rate, we assume that you are going to hold the Segment for the entire Segment Duration. If you hold a Segment until its Segment Maturity Date, the Segment Return will be calculated subject to the Performance Cap Rate. Prior to the Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. For example, if the Performance Cap Rate for a one-year Segment is 10%, then at the end of 146 days, the Pro Rata Share of the Performance Cap Rate would be 4%, because 10% x 146/365 = 4%; as a result, the Interim Value at the end of the 146 days could not exceed 104% of the Segment Investment.


EXAMPLES

On the following pages are hypothetical examples of how the Segment Interim Value would be calculated for three different Segments. On the first page, Segments 1, 2 and 3 all have the same Index and Segment Start Date, but have different Segment Durations. The Segments are each shown on the same date, approximately 8-1/2 months after the Segment Start Date. On the second page, Segments 2 and 3 are valued again, but this time on later dates, with approximately 3-1/2 months remaining until their respective Segment Maturity Dates. On the third page, Segments 1, 2 and 3 all have the same Index and Segment Start Date, but have different Segment Durations. The Segments are each shown making a partial withdrawal on the same date, approximately 8-1/2 months after the Segment Start Date.


                                          Appendix II: Segment Interim Value B-4

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

EXAMPLE OF SEGMENT INTERIM VALUE

----------------------------------------------------------------------------------------------------------
 ITEM                                                 1-YEAR SEGMENT     3-YEAR SEGMENT     5-YEAR SEGMENT
----------------------------------------------------------------------------------------------------------
Segment Duration (in months)                               12                36                 60
Valuation Date (Months since Segment Start Date)           8.5               8.5                8.5
Segment Investment                                        $1,000            $1,000             $1,000
Segment Buffer                                            -10%              -20%               -30%
Performance Cap Rate                                       11%               19%                35%
Time to Maturity
 (in months)                                               3.5              27.5                51.5
 (in years)                                               0.288             2.290               4.290
-----------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument               999.24             971.31            905.58
Fair Value of Hypothetical Derivatives                   (302.76)           (234.48)          (158.69)
Cap Calculation Factor                                     5.19              41.22              77.23
Sum of Above                                              701.68             778.05             824.12
Segment Investment Multiplied by prorated
Performance Cap Rate                                     1,078.36           1,044.98           1,049.67
Segment Interim Value                                     701.68             778.05             824.12
-------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

-------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument               999.24              971.31              905.58
Fair Value of Hypothetical Derivatives                    (43.81)            (61.28)              (19.70)
Cap Calculation Factor                                     5.19               41.22                77.23
Sum of Above                                              960.63             951.24               963.11
Segment Investment Multiplied by prorated
Performance Cap Rate                                     1,078.36           1,044.98             1,049.67
Segment Interim Value                                     960.63             951.24               963.11
---------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

--------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument               999.24             971.31           905.58
Fair Value of Hypothetical Derivatives                     53.36              15.41            49.73
Cap Calculation Factor                                      5.19              41.22            77.23
Sum of Above                                              1,057.80          1,027.94         1,032.54
Segment Investment Multiplied by prorated
Performance Cap Rate                                      1,078.36          1,044.98         1,049.67
Segment Interim Value                                     1,057.80          1,027.94         1,032.54
--------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

---------------------------------------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument               999.24             971.31           905.58
Fair Value of Hypothetical Derivatives                    105.69              91.01           129.03
Cap Calculation Factor                                     5.19               41.22            77.23
Sum of Above                                             1,110.13           1,103.54        1,111.84
Segment Investment Multiplied by prorated
Performance Cap Rate                                     1,078.36           1,044.98        1,049.67
Segment Interim Value                                    1,078.36           1,044.98        1,049.67
---------------------------------------------------------------------------------------------------------------

The input values to the Black Scholes model that have been utilized to generate the hypothetical examples above are as follows:

(1) Implied volatility of 25% for the at-the-money call option and 27% for the out-of-the-money call and out-of-the-money put options

(2) Swap rate corresponding to remainder of segment term is .26% (1-year), 1.28% (3-year) and 2.34% (5-year) annually

(3) Index dividend yield - 1.95% annually.


B-5 Appendix II: Segment Interim Value

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

EXAMPLE OF SEGMENT INTERIM VALUE

--------------------------------------------------------------------------------
 ITEM                                          3-YEAR SEGMENT     5-YEAR SEGMENT
--------------------------------------------------------------------------------
Segment Duration (in months)                          36             60
Valuation Date (Months since Segment
Start Date)                                          32.5           56.5
Segment Investment                                 $1,000          $1,000
Segment Buffer                                       -20%           -30%
Performance Cap Rate                                  19%            35%
Time to Maturity
 (in months)                                         3.5            3.5
 (in years)                                         0.288          0.288
-------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)
-------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        999.25         999.25
Fair Value of Hypothetical Derivatives            (203.56)       (109.27)
Cap Calculation Factor                              5.18           5.18
Sum of Above                                       800.87         895.16
Segment Investment Multiplied by prorated
Performance Cap Rate                             1,171.76        1,329.86
Segment Interim Value                             800.87          895.16
-------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)
-------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        999.25         999.25
Fair Value of Hypothetical Derivatives             (2.00)         12.45
Cap Calculation Factor                              5.18          5.18
Sum of Above                                     1,002.43       1,016.88
Segment Investment Multiplied by prorated
Performance Cap Rate                             1,171.76       1,329.86
Segment Interim Value                            1,002.43       1,016.88
--------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)
--------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        999.25         999.25
Fair Value of Hypothetical Derivatives              85.84         109.65
Cap Calculation Factor                              5.18           5.18
Sum of Above                                      1,090.27      1,114.07
Segment Investment Multiplied by prorated
Performance Cap Rate                              1,171.76      1,329.86
Segment Interim Value                             1,090.27      1,114.07
--------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)
--------------------------------------------------------------------------------
Fair Value of Hypothetical Fixed Instrument        999.25         999.25
Fair Value of Hypothetical Derivatives             177.13         290.69
Cap Calculation Factor                              5.18           5.18
Sum of Above                                     1,181.56      1,295.12
Segment Investment Multiplied by prorated
Performance Cap Rate                             1,171.76      1,329.86
Segment Interim Value                            1,171.76      1,295.12
--------------------------------------------------------------------------------


                                          Appendix II: Segment Interim Value B-6

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

EXAMPLE OF PARTIAL WITHDRAWAL

----------------------------------------------------------------------------------------------------------
 ITEM                                                 1-YEAR SEGMENT     3-YEAR SEGMENT     5-YEAR SEGMENT
----------------------------------------------------------------------------------------------------------
Segment Duration (in months)                               12                36                 60
Valuation Date (Months since Segment Start Date)           8.5               8.5                8.5
Segment Investment                                      $1,000            $1,000             $1,000
Segment Buffer                                            -10%              -20%               -30%
Performance Cap Rate                                       11%               19%                35%
Time to Maturity
 (in months)                                              3.5              27.5               51.5
 (in years)                                              0.288             2.290              4.290
Amount Withdrawn(1)                                       $100              $100               $100
-----------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -40% (FOR EXAMPLE FROM 100.00 TO
60.00)

-----------------------------------------------------------------------------------------------------------
Segment Interim Value                                   701.68            778.05               824.12
Percent Withdrawn                                       14.25%            12.85%               12.13%
New Segment Investment                                 $857.48           $871.47              $878.66
New Segment Interim Value                              $601.68           $678.05              $724.12
-----------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS -10% (FOR EXAMPLE FROM 100.00 TO
90.00)

-------------------------------------------------------------------------------------------------------------
Segment Interim Value                                 960.63              951.24               963.11
Percent Withdrawn                                     10.41%              10.51%               10.38%
New Segment Investment                              $895.90              $894.87              $896.17
New Segment Interim Value                           $860.63              $851.24              $863.11
-------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +10% (FOR EXAMPLE FROM 100.00 TO
110.00)

---------------------------------------------------------------------------------------------------------------
Segment Interim Value                              1,057.80             1,027.94             1,032.54
Percent Withdrawn                                     9.45%                9.73%                9.68%
New Segment Investment                              $905.46              $902.72              $903.15
New Segment Interim Value                           $957.80              $927.94              $932.54
--------------------------------------------------------------------------------------------------------------

ASSUMING THE CHANGE IN THE INDEX VALUE IS +40% (FOR EXAMPLE FROM 100.00 TO
140.00)

--------------------------------------------------------------------------------------------------------------
Segment Interim Value                              1,078.36             1,044.98             1,049.67
Percent Withdrawn                                     9.27%                9.57%                9.53%
New Segment Investment                             $907.27              $904.30               $904.73
New Segment Interim Value                          $978.36              $944.98               $949.67
---------------------------------------------------------------------------------------------------------------

Definitions:
(1)  Amount withdrawn is net of applicable withdrawal charge
Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value New Segment Investment is equal to the original Segment Investment ($1,000) multiplied by [1 - Percent Withdrawn]
New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by [1-Percent Withdrawn]


B-7 Appendix II: Segment Interim Value

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Appendix III: Index Publishers

--------------------------------------------------------------------------------

The Structured Investment Option of the Structured Capital Strategies(SM) contract tracks certain Securities Indices that are published by third parties. AXA Equitable uses these Securities Indices under license from the Indices' respective publishers. The following information about the Indices is included in this Prospectus in accordance with AXA Equitable's license agreements with the publishers of the Indices:

Standard & Poor's requires that the following disclaimer be included in this
Prospectus:

The Structured Capital Strategies(SM) contract is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P") or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Structured Capital Strategies(SM) contract or any member of the public regarding the advisability of investing in securities generally or in the Structured Capital Strategies(SM) contract particularly or the ability of the S&P 500 Price Return Index (the "Index") to track general stock market performance. S&P's and its third party licensor's only relationship to AXA Equitable is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to AXA Equitable or the Structured Capital Strategies(SM) contract. S&P and its third party licensors have no obligation to take the needs of AXA Equitable or the owners of the Structured Capital Strategies(SM) contract into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Structured Capital Strategies(SM) contract or the timing of the issuance or sale of the Structured Capital Strategies(SM) contract or in the determination or calculation of the equation by which the Structured Capital Strategies contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Structured Capital Strategies contract.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN.WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The name "S&P 500 Price Return Index" is a trademark of Standard & Poor's and has been licensed for use by AXA Equitable.

Frank Russell Company requires that the following disclosure be included in this Prospectus:

The Structured Capital Strategies(SM) contract is not sponsored, endorsed, sold or promoted by Frank Russell Company ("Russell"). Russell makes no representation or warranty, express or implied, to the owners of the Structured Capital Strategies(SM) contract or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the Russell 2000 Price Return Index to track general stock market performance or a segment of the same. Russell's publication of the Russell 2000 Price Return Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000 Price Return Index is based. Russell's only relationship to AXA Equitable is the licensing of certain trademarks and trade names of Russell and of the Russell 2000 Price Return Index which is determined, composed and calculated by Russell without regard to AXA Equitable or the Structured Capital Strategies(SM) contract. Russell is not responsible for and has not reviewed the Structured Capital Strategies(SM) contract nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the the Structured Capital Strategies(SM) contract. Russell has no obligation or liability in connection with the administration, marketing or trading of the Structured Capital Strategies(SM) contract.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY AXA EQUITABLE, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI Inc. requires that the following disclosure be included in this
Prospectus:

                                              Appendix III: Index Publishers C-1

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY [LICENSEE]. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.


C-2 Appendix III: Index Publishers

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Appendix IV: Segment Maturity Date and Segment Start Date examples

--------------------------------------------------------------------------------

The Segment Maturity Date for Segments maturing in a given month and the Segment Start Date for new Segments starting in that same month will always be scheduled to occur on the first two consecutive business days that are also Segment Business Days occurring after the 13th of a month. However, as described earlier in this Prospectus, the Segment Maturity Date and Segment Start Date may sometimes occur on later dates.

Set forth below are representative examples of how the Segment Maturity Date and Segment Start Date may be moved to a later date in a given month due to weekends and holidays, which are not Segment Business Days.

The first table below assumes that the 14th and/or 15th of the month falls on a weekend, and the following Monday and Tuesday are both Segment Business Days:

--------------------------------------------------------------------------------
                            THEN THE SEGMENT        AND THE SEGMENT
     IF THE 14TH IS A:     MATURITY DATE IS:        START DATE IS:
--------------------------------------------------------------------------------
          Friday            Friday the 14th        Monday the 17th
--------------------------------------------------------------------------------
          Saturday          Monday the 16th        Tuesday the 17th
--------------------------------------------------------------------------------
          Sunday            Monday the 15th        Tuesday the 16th
--------------------------------------------------------------------------------

The second table below assumes that the 14th or 15th of the month falls on a scheduled holiday and therefore, is not a Segment Business Day:

--------------------------------------------------------------------------------
    IF A SCHEDULED HOLIDAY     THEN THE SEGMENT        AND THE SEGMENT
         FALLS ON:             MATURITY DATE IS:        START DATE IS:
--------------------------------------------------------------------------------
       Monday the 14th          Tuesday the 15th       Wednesday the 16th
--------------------------------------------------------------------------------
       Friday the 15th          Monday the 18th        Tuesday the 19th
--------------------------------------------------------------------------------

                            Appendix IV: Segment Maturity Date and Segment Start
                                                               Date examples D-1

    To receive this document electronically, sign up for e-delivery today at
                           www.axa-equitable.com/green

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page
Who is AXA Equitable?                                                        2
Unit Values                                                                  2
Custodian and independent registered public accounting firm                  2
Distribution of the contracts                                                2
Financial statements                                                         2


HOW TO OBTAIN A STRUCTURED CAPITAL STRATEGIES STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NO. 49

Send this request form to:
     Structured Capital Strategies
     P.O. Box 1547
     Secaucus, NJ 07096-1547


-----------------------------------------------------------------------------
Please send me a Structured Capital Strategies(SM) Statement of Additional Information dated September 27, 2010.


--------------------------------------------------------------------------------
Name

--------------------------------------------------------------------------------
Address

--------------------------------------------------------------------------------
City                          State          Zip






                                                                           X3070

STRUCTURED CAPITAL STRATEGIES(SM)

A combination variable and index-linked deferred annuity contract

STATEMENT OF ADDITIONAL INFORMATION
September 27, 2010


AXA EQUITABLE LIFE INSURANCE COMPANY
1290 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10104

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related Structured Capital Strategies(SM) Prospectus, dated September 27, 2010. That Prospectus provides detailed information concerning the contract and the variable investment options and/or in one or more of the Segments comprising the Structured Investment Option. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 49. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-889-3743 toll free, or by contacting your financial professional.


TABLE OF CONTENTS

Who is AXA Equitable?                                                        2

Unit Values                                                                  2

Custodian and Independent Registered Public Accounting Firm                  2

Distribution of the Contracts                                                2

Financial Statements                                                         2



              Copyright 2010 AXA Equitable Life Insurance Company.
                              All rights reserved.
Structured Capital Strategies(SM) is a service mark of AXA Equitable Life
                              Insurance Company.



                                                                          x03070

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Equitable Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings, Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly and indirectly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.


UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Structured Capital Strategies(SM).

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                 (a)
                                (---) - c
                                 (b)

where:

(a) is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b) is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c) is the contract fee, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 0.003446% for Series B contracts and 0.001787% for Series ADV contracts. Your contract charges may be less.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 49.

The financial statements of the Separate Account at December 31, 2009 and for each of the two years in the period ended December 31, 2009, and the consolidated financial statements of AXA Equitable at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 are included in this SAI in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.


DISTRIBUTION OF THE CONTRACTS

Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Distributors, LLC, distribution fees of $429,091,474 in 2009, $750,235,874 in 2008 and $1,007,208,067 in 2007, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49. Of these amounts, for each of these three years, AXA Distributors, LLC retained $40,223,293, $81,519,894 and $95,562,846, respectively.

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2009, 2008 and 2007. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49, $557,277,070 in 2009, $677,871,467 in 2008 and
$731,920,627 in 2007. Of these amounts, AXA Advisors retained $306,063,542, $356,304,358 and $386,036,299, respectively.


FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statements of Separate Account No. 49 list variable investment options not currently offered under this contract.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

INDEX TO FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm..................  FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2009...............  FSA-3
   Statements of Operations for the Year Ended December 31, 2009......... FSA-43
   Statements of Changes in Net Assets for the Years Ended
     December 31, 2009 and 2008.......................................... FSA-60
   Notes to Financial Statements......................................... FSA-90


AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm..................    F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2009 and 2008...............    F-2
   Consolidated Statements of (Loss) Earnings, Years Ended December 31,
     2009, 2008 and 2007 ................................................    F-3
   Consolidated Statements of Equity, Years Ended December 31, 2009,
     2008 and 2007 ......................................................    F-5
   Consolidated Statements of Comprehensive (Loss) Income, Years Ended
     December 31, 2009, 2008 and 2007 ...................................    F-6
   Consolidated Statements of Cash Flows, Years Ended December 31, 2009,
     2008 and 2007 ......................................................    F-7
   Notes to Consolidated Financial Statements ...........................    F-9




                                     FSA-1

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account No. 49 of AXA Equitable Life Insurance Company:


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the separate Variable Investment Options of AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account No. 49, as listed in Note 1 to such financial statements, at December 31, 2009, and the results of each of their operations and the changes in each of their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2009 by correspondence with the underlying funds' transfer agents, provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
New York, New York
April 19, 2010

                                     FSA-2

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2009


                                                                                  AIM V.I. MID
                                                               AIM V.I. GLOBAL      CAP CORE      ALL ASSET
                                                              REAL ESTATE FUND*   EQUITY FUND*   ALLOCATION
                                                             ------------------- -------------- ------------
Assets:
Investments in shares of The Trusts, at fair value..........       $11,509            $634         $10,568
Receivable for The Trusts shares sold.......................            --              --              --
Receivable for policy-related transactions..................         9,999              --              --
                                                                   -------            ----         -------
  Total assets..............................................        21,508             634          10,568
                                                                   -------            ----         -------
Liabilities:
Payable for The Trusts shares purchased.....................         9,999              --              --
Payable for policy-related transactions.....................            --              --              58
                                                                   -------            ----         -------
  Total liabilities.........................................         9,999              --              58
                                                                   -------            ----         -------
Net Assets..................................................       $11,509            $634         $10,510
                                                                   =======            ====         =======
Net Assets:
Accumulation Units..........................................        11,509             634              --
Retained by AXA Equitable in Separate Account No. 49........            --              --          10,510
                                                                   -------            ----         -------
Total net assets............................................       $11,509            $634         $10,510
                                                                   =======            ====         =======
Investments in shares of The Trusts, at cost................       $11,499            $639         $10,372
The Trusts shares held
 Class A....................................................            --              --             632
 Class B....................................................           965              59              --



                                                              AMERICAN CENTURY
                                                                 VP MID CAP      AXA AGGRESSIVE   AXA BALANCED
                                                                 VALUE FUND*       ALLOCATION       STRATEGY
                                                             ------------------ ---------------- -------------
Assets:
Investments in shares of The Trusts, at fair value..........        $951         $2,913,764,706   $93,289,241
Receivable for The Trusts shares sold.......................          --                     --            --
Receivable for policy-related transactions..................          --                     --     1,155,022
                                                                    ----         --------------   -----------
  Total assets..............................................         951          2,913,764,706    94,444,263
                                                                    ----         --------------   -----------
Liabilities:
Payable for The Trusts shares purchased.....................          --                 38,485     1,155,022
Payable for policy-related transactions.....................          --                  8,162            --
                                                                    ----         --------------   -----------
  Total liabilities.........................................          --                 46,647     1,155,022
                                                                    ----         --------------   -----------
Net Assets..................................................        $951         $2,913,718,059   $93,289,241
                                                                    ====         ==============   ===========
Net Assets:
Accumulation Units..........................................         951          2,913,660,651    93,170,916
Retained by AXA Equitable in Separate Account No. 49........          --                 57,408       118,325
                                                                    ----         --------------   -----------
Total net assets............................................        $951         $2,913,718,059   $93,289,241
                                                                    ====         ==============   ===========
Investments in shares of The Trusts, at cost................        $962         $3,769,391,278   $92,534,713
The Trusts shares held
 Class A....................................................          --                  3,128           910
 Class B....................................................          78            316,499,642     8,236,873

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-3

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                              AXA CONSERVATIVE  AXA CONSERVATIVE   AXA CONSERVATIVE
                                                                 ALLOCATION      GROWTH STRATEGY       STRATEGY
                                                             ----------------- ------------------ ------------------
Assets:
Investments in shares of The Trusts, at fair value..........  $1,893,334,755       $53,902,902        $33,171,379
Receivable for The Trusts shares sold.......................         508,974                --                 --
Receivable for policy-related transactions..................              --           635,584            209,225
                                                              --------------       -----------        -----------
  Total assets..............................................   1,893,843,729        54,538,486         33,380,604
                                                              --------------       -----------        -----------
Liabilities:
Payable for The Trusts shares purchased.....................              --           635,584            209,225
Payable for policy-related transactions.....................         508,974                --                 --
                                                              --------------       -----------        -----------
  Total liabilities.........................................         508,974           635,584            209,225
                                                              --------------       -----------        -----------
Net Assets..................................................  $1,893,334,755       $53,902,902        $33,171,379
                                                              ==============       ===========        ===========
Net Assets:
Accumulation Units..........................................   1,893,018,412        53,791,426         33,064,507
Retained by AXA Equitable in Separate Account No. 49........         316,343           111,476            106,872
                                                              --------------       -----------        -----------
Total net assets............................................  $1,893,334,755       $53,902,902        $33,171,379
                                                              ==============       ===========        ===========
Investments in shares of The Trusts, at cost................  $1,902,589,011       $53,820,171        $33,470,829
The Trusts shares held
 Class A....................................................              --                --                 --
 Class B....................................................     198,956,472         4,827,471          3,124,763



                                                              AXA CONSERVATIVE-PLUS     AXA GROWTH      AXA MODERATE
                                                                    ALLOCATION           STRATEGY        ALLOCATION
                                                             ----------------------- --------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........      $1,682,568,824      $196,249,190    $7,164,863,009
Receivable for The Trusts shares sold.......................                  --                --                --
Receivable for policy-related transactions..................             134,387         2,168,757           282,157
                                                                  --------------      ------------    --------------
  Total assets..............................................       1,682,703,211       198,417,947     7,165,145,166
                                                                  --------------      ------------    --------------
Liabilities:
Payable for The Trusts shares purchased.....................             134,387         2,168,757           282,157
Payable for policy-related transactions.....................                  --                --                --
                                                                  --------------      ------------    --------------
  Total liabilities.........................................             134,387         2,168,757           282,157
                                                                  --------------      ------------    --------------
Net Assets..................................................      $1,682,568,824      $196,249,190    $7,164,863,009
                                                                  ==============      ============    ==============
Net Assets:
Accumulation Units..........................................       1,682,551,495       196,220,464     7,164,814,347
Retained by AXA Equitable in Separate Account No. 49........              17,329            28,726            48,662
                                                                  --------------      ------------    --------------
Total net assets............................................      $1,682,568,824      $196,249,190    $7,164,863,009
                                                                  ==============      ============    ==============
Investments in shares of The Trusts, at cost................      $1,841,195,152      $192,353,996    $8,293,162,579
The Trusts shares held
 Class A....................................................                  --               876             1,847
 Class B....................................................         181,523,536        16,486,615       563,197,227

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-4

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                AXA MODERATE    AXA MODERATE-PLUS
                                                              GROWTH STRATEGY       ALLOCATION
                                                             ----------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value..........    $214,820,354     $10,483,331,634
Receivable for The Trusts shares sold.......................              --                  --
Receivable for policy-related transactions..................       2,153,473             170,233
                                                                ------------     ---------------
  Total assets..............................................     216,973,827      10,483,501,867
                                                                ------------     ---------------
Liabilities:
Payable for The Trusts shares purchased.....................       2,153,473             123,586
Payable for policy-related transactions.....................              --                  --
                                                                ------------     ---------------
  Total liabilities.........................................       2,153,473             123,586
                                                                ------------     ---------------
Net Assets..................................................    $214,820,354     $10,483,378,281
                                                                ============     ===============
Net Assets:
Accumulation Units..........................................     214,806,407      10,483,378,281
Retained by AXA Equitable in Separate Account No. 49........          13,947                  --
                                                                ------------     ---------------
Total net assets............................................    $214,820,354     $10,483,378,281
                                                                ============     ===============
Investments in shares of The Trusts, at cost................    $211,691,637     $13,136,872,396
The Trusts shares held
 Class A....................................................              --              34,464
 Class B....................................................      18,180,700       1,080,999,613



                                                                                                                AXA TACTICAL
                                                               AXA TACTICAL     AXA TACTICAL    AXA TACTICAL       MANAGER
                                                              MANAGER 2000 I   MANAGER 400 I   MANAGER 500 I   INTERNATIONAL I
                                                             ---------------- --------------- --------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value..........     $322,231         $321,523        $503,597        $316,781
Receivable for The Trusts shares sold.......................           --               --              --              --
Receivable for policy-related transactions..................       41,047           41,047         172,591           4,198
                                                                 --------         --------        --------        --------
  Total assets..............................................      363,278          362,570         676,188         320,979
                                                                 --------         --------        --------        --------
Liabilities:
Payable for The Trusts shares purchased.....................       41,047           41,047         172,591           4,198
Payable for policy-related transactions.....................           --               --              --              --
                                                                 --------         --------        --------        --------
  Total liabilities.........................................       41,047           41,047         172,591           4,198
                                                                 --------         --------        --------        --------
Net Assets..................................................     $322,231         $321,523        $503,597        $316,781
                                                                 ========         ========        ========        ========
Net Assets:
Accumulation Units..........................................       78,414           74,985         260,799          80,909
Retained by AXA Equitable in Separate Account No. 49........      243,817          246,538         242,798         235,872
                                                                 --------         --------        --------        --------
Total net assets............................................     $322,231         $321,523        $503,597        $316,781
                                                                 ========         ========        ========        ========
Investments in shares of The Trusts, at cost................     $288,164         $285,034        $470,712        $291,207
The Trusts shares held
 Class A....................................................       20,015           20,021          20,051          20,119
 Class B....................................................        7,016            6,674          21,700           7,426

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-5

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                             BLACKROCK GLOBAL     EQ/ALLIANCEBERNSTEIN
                                                          ALLOCATION V.I. FUND*       INTERNATIONAL
                                                         ----------------------- ----------------------
Assets:
Investments in shares of The Trusts, at fair value......         $643,784            $  703,752,433
Receivable for The Trusts shares sold...................               --                        --
Receivable for policy-related transactions..............          245,001                   537,288
                                                                 --------            --------------
  Total assets..........................................          888,785               704,289,721
                                                                 --------            --------------
Liabilities:
Payable for The Trusts shares purchased.................          244,977                   537,288
Payable for policy-related transactions.................               --                        --
                                                                 --------            --------------
  Total liabilities.....................................          244,977                   537,288
                                                                 --------            --------------
Net Assets..............................................         $643,808            $  703,752,433
                                                                 ========            ==============
Net Assets:
Accumulation Units......................................          643,808               703,686,195
Retained by AXA Equitable in Separate Account No. 49....               --                    66,238
                                                                 --------            --------------
Total net assets........................................         $643,808            $  703,752,433
                                                                 ========            ==============
Investments in shares of The Trusts, at cost............         $646,052            $1,055,806,158
The Trusts shares held
 Class A................................................               --                        --
 Class B................................................           47,972                85,545,160



                                                                                 EQ/AXA FRANKLIN  EQ/BLACKROCK   EQ/BLACKROCK
                                                          EQ/ALLIANCEBERNSTEIN      SMALL CAP      BASIC VALUE   INTERNATIONAL
                                                            SMALL CAP GROWTH       VALUE CORE        EQUITY          VALUE
                                                         ---------------------- ---------------- -------------- --------------
Assets:
Investments in shares of The Trusts, at fair value......      $342,153,224        $102,007,181    $745,511,467   $743,302,875
Receivable for The Trusts shares sold...................           160,546                  --              --             --
Receivable for policy-related transactions..............                --              37,227         701,817        212,484
                                                              ------------        ------------    ------------   ------------
  Total assets..........................................       342,313,770         102,044,408     746,213,284    743,515,359
                                                              ------------        ------------    ------------   ------------
Liabilities:
Payable for The Trusts shares purchased.................                --              37,227         701,817        212,484
Payable for policy-related transactions.................           160,546                  --              --             --
                                                              ------------        ------------    ------------   ------------
  Total liabilities.....................................           160,546              37,227         701,817        212,484
                                                              ------------        ------------    ------------   ------------
Net Assets..............................................      $342,153,224        $102,007,181    $745,511,467   $743,302,875
                                                              ============        ============    ============   ============
Net Assets:
Accumulation Units......................................       342,140,976         101,917,016     745,367,482    743,273,902
Retained by AXA Equitable in Separate Account No. 49....            12,248              90,165         143,985         28,973
                                                              ------------        ------------    ------------   ------------
Total net assets........................................      $342,153,224        $102,007,181    $745,511,467   $743,302,875
                                                              ============        ============    ============   ============
Investments in shares of The Trusts, at cost............      $409,076,902        $ 93,492,061    $850,060,095   $934,373,753
The Trusts shares held
 Class A................................................               193                   0             243            713
 Class B................................................        28,792,092          12,374,549      60,438,205     66,859,618

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-6

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                              EQ/BOSTON ADVISORS  EQ/CALVERT SOCIALLY
                                                                EQUITY INCOME         RESPONSIBLE
                                                             ------------------- ---------------------
Assets:
Investments in shares of The Trusts, at fair value..........     $182,135,061         $45,680,783
Receivable for The Trusts shares sold.......................           12,163                  --
Receivable for policy-related transactions..................               --               2,390
                                                                 ------------         -----------
  Total assets..............................................      182,147,224          45,683,173
                                                                 ------------         -----------
Liabilities:
Payable for The Trusts shares purchased.....................               --               2,390
Payable for policy-related transactions.....................           12,163                  --
                                                                 ------------         -----------
  Total liabilities.........................................           12,163               2,390
                                                                 ------------         -----------
Net Assets..................................................     $182,135,061         $45,680,783
                                                                 ============         ===========
Net Assets:
Accumulation Units..........................................      182,082,267          45,654,317
Retained by AXA Equitable in Separate Account No. 49........           52,794              26,466
                                                                 ------------         -----------
Total net assets............................................     $182,135,061         $45,680,783
                                                                 ============         ===========
Investments in shares of The Trusts, at cost................     $209,665,904         $54,987,023
The Trusts shares held
 Class A....................................................                0                  --
 Class B....................................................       39,108,317           7,142,334



                                                                 EQ/CAPITAL         EQ/CAPITAL        EQ/COMMON
                                                              GUARDIAN GROWTH   GUARDIAN RESEARCH    STOCK INDEX
                                                             ----------------- ------------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........    $327,490,730      $  882,287,500    $776,122,431
Receivable for The Trusts shares sold.......................         154,946                  --         241,113
Receivable for policy-related transactions..................              --              62,995              --
                                                                ------------      --------------    ------------
  Total assets..............................................     327,645,676         882,350,495     776,363,544
                                                                ------------      --------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................              --              62,995              --
Payable for policy-related transactions.....................         154,946                  --         241,113
                                                                ------------      --------------    ------------
  Total liabilities.........................................         154,946              62,995         241,113
                                                                ------------      --------------    ------------
Net Assets..................................................    $327,490,730      $  882,287,500    $776,122,431
                                                                ============      ==============    ============
Net Assets:
Accumulation Units..........................................     327,422,687         882,191,284     776,118,468
Retained by AXA Equitable in Separate Account No. 49........          68,043              96,216           3,963
                                                                ------------      --------------    ------------
Total net assets............................................    $327,490,730      $  882,287,500    $776,122,431
                                                                ============      ==============    ============
Investments in shares of The Trusts, at cost................    $373,373,793      $1,069,314,963    $950,789,224
The Trusts shares held
 Class A....................................................              --                  --              --
 Class B....................................................      28,019,485          83,454,855      55,580,600



                                                                  EQ/CORE
                                                                 BOND INDEX
                                                             -----------------
Assets:
Investments in shares of The Trusts, at fair value..........  $1,014,135,925
Receivable for The Trusts shares sold.......................         270,476
Receivable for policy-related transactions..................              --
                                                              --------------
  Total assets..............................................   1,014,406,401
                                                              --------------
Liabilities:
Payable for The Trusts shares purchased.....................              --
Payable for policy-related transactions.....................         274,052
                                                              --------------
  Total liabilities.........................................         274,052
                                                              --------------
Net Assets..................................................  $1,014,132,349
                                                              ==============
Net Assets:
Accumulation Units..........................................   1,013,961,707
Retained by AXA Equitable in Separate Account No. 49........         170,642
                                                              --------------
Total net assets............................................  $1,014,132,349
                                                              ==============
Investments in shares of The Trusts, at cost................  $1,137,476,744
The Trusts shares held
 Class A....................................................              --
 Class B....................................................     107,873,611

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-7

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                              EQ/DAVIS NEW      EQ/EQUITY         EQ/EQUITY
                                                              YORK VENTURE      500 INDEX        GROWTH PLUS
                                                             -------------- ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........  $339,037,397   $1,151,672,634    $1,316,758,197
Receivable for The Trusts shares sold.......................            --               --           537,063
Receivable for policy-related transactions..................        21,250          263,138                --
                                                              ------------   --------------    --------------
  Total assets..............................................   339,058,647    1,151,935,772     1,317,295,260
                                                              ------------   --------------    --------------
Liabilities:
Payable for The Trusts shares purchased.....................        21,250          263,138                --
Payable for policy-related transactions.....................            --               --           544,510
                                                              ------------   --------------    --------------
  Total liabilities.........................................        21,250          263,138           544,510
                                                              ------------   --------------    --------------
Net Assets..................................................  $339,037,397   $1,151,672,634    $1,316,750,750
                                                              ============   ==============    ==============
Net Assets:
Accumulation Units..........................................   338,931,988    1,151,636,766     1,316,634,651
Retained by AXA Equitable in Separate Account No. 49........       105,409           35,868           116,099
                                                              ------------   --------------    --------------
Total net assets............................................  $339,037,397   $1,151,672,634    $1,316,750,750
                                                              ============   ==============    ==============
Investments in shares of The Trusts, at cost................  $364,246,628   $1,288,188,352    $1,529,572,398
The Trusts shares held
 Class A....................................................           777            1,764                --
 Class B....................................................    38,619,193       59,534,020       101,273,822



                                                              EQ/EVERGREEN    EQ/FRANKLIN        EQ/FRANKLIN
                                                                  OMEGA      CORE BALANCED   TEMPLETON ALLOCATION
                                                             -------------- --------------- ---------------------
Assets:
Investments in shares of The Trusts, at fair value..........  $295,445,709   $597,049,728       $1,341,357,512
Receivable for The Trusts shares sold.......................            --        177,920                   --
Receivable for policy-related transactions..................       504,123             --              460,522
                                                              ------------   ------------       --------------
  Total assets..............................................   295,949,832    597,227,648        1,341,818,034
                                                              ------------   ------------       --------------
Liabilities:
Payable for The Trusts shares purchased.....................       504,123             --              460,522
Payable for policy-related transactions.....................            --        177,920                   --
                                                              ------------   ------------       --------------
  Total liabilities.........................................       504,123        177,920              460,522
                                                              ------------   ------------       --------------
Net Assets..................................................  $295,445,709   $597,049,728       $1,341,357,512
                                                              ============   ============       ==============
Net Assets:
Accumulation Units..........................................   295,437,041    596,850,442        1,341,291,506
Retained by AXA Equitable in Separate Account No. 49........         8,668        199,286               66,006
                                                              ------------   ------------       --------------
Total net assets............................................  $295,445,709   $597,049,728       $1,341,357,512
                                                              ============   ============       ==============
Investments in shares of The Trusts, at cost................  $261,544,791   $682,286,594       $1,526,593,390
The Trusts shares held
 Class A....................................................            --             --               11,291
 Class B....................................................    32,828,916     75,229,153          186,407,574

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-8

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                              EQ/GAMCO MERGERS   EQ/GAMCO SMALL     EQ/GLOBAL
                                                              AND ACQUISITIONS    COMPANY VALUE     BOND PLUS
                                                             ------------------ ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........    $138,089,880      $620,000,611    $414,232,053
Receivable for The Trusts shares sold.......................          59,855                --              --
Receivable for policy-related transactions..................              --           414,265         170,476
                                                                ------------      ------------    ------------
  Total assets..............................................     138,149,735       620,414,876     414,402,529
                                                                ------------      ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................              --           414,265         170,476
Payable for policy-related transactions.....................          59,855                --              --
                                                                ------------      ------------    ------------
  Total liabilities.........................................          59,855           414,265         170,476
                                                                ------------      ------------    ------------
Net Assets..................................................    $138,089,880      $620,000,611    $414,232,053
                                                                ============      ============    ============
Net Assets:
Accumulation Units..........................................     137,991,577       619,902,388     414,075,582
Retained by AXA Equitable in Separate Account No. 49........          98,303            98,223         156,471
                                                                ------------      ------------    ------------
Total net assets............................................    $138,089,880      $620,000,611    $414,232,053
                                                                ============      ============    ============
Investments in shares of The Trusts, at cost................    $137,962,431      $589,173,259    $447,800,225
The Trusts shares held
 Class A....................................................               3               778           1,550
 Class B....................................................      11,839,591        20,972,524      43,016,412



                                                                                    EQ/INTERMEDIATE
                                                                   EQ/GLOBAL          GOVERNMENT     EQ/INTERNATIONAL
                                                              MULTI-SECTOR EQUITY     BOND INDEX        CORE PLUS
                                                             --------------------- ---------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........     $1,130,853,172      $369,786,670      $769,320,511
Receivable for The Trusts shares sold.......................            475,883                --                --
Receivable for policy-related transactions..................                 --           177,977           352,138
                                                                 --------------      ------------      ------------
  Total assets..............................................      1,131,329,055       369,964,647       769,672,649
                                                                 --------------      ------------      ------------
Liabilities:
Payable for The Trusts shares purchased.....................                 --           177,977           352,138
Payable for policy-related transactions.....................            475,883                --                --
                                                                 --------------      ------------      ------------
  Total liabilities.........................................            475,883           177,977           352,138
                                                                 --------------      ------------      ------------
Net Assets..................................................     $1,130,853,172      $369,786,670      $769,320,511
                                                                 ==============      ============      ============
Net Assets:
Accumulation Units..........................................      1,130,798,818       369,725,418       769,256,290
Retained by AXA Equitable in Separate Account No. 49........             54,354            61,252            64,221
                                                                 --------------      ------------      ------------
Total net assets............................................     $1,130,853,172      $369,786,670      $769,320,511
                                                                 ==============      ============      ============
Investments in shares of The Trusts, at cost................     $1,394,038,990      $382,050,192      $962,873,130
The Trusts shares held
 Class A....................................................              2,517                --                --
 Class B....................................................         99,976,993        38,765,358        85,878,485

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-9

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                     EQ/INTERNATIONAL
                                                              EQ/INTERNATIONAL ETF        GROWTH
                                                             ---------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........       $1,984,837          $272,167,868
Receivable for The Trusts shares sold.......................               --               108,598
Receivable for policy-related transactions..................               --                    --
                                                                   ----------          ------------
  Total assets..............................................        1,984,837           272,276,466
                                                                   ----------          ------------
Liabilities:
Payable for The Trusts shares purchased.....................               --                    --
Payable for policy-related transactions.....................               --               108,598
                                                                   ----------          ------------
  Total liabilities.........................................               --               108,598
                                                                   ----------          ------------
Net Assets..................................................       $1,984,837          $272,167,868
                                                                   ==========          ============
Net Assets:
Accumulation Units..........................................               --           272,005,512
Retained by AXA Equitable in Separate Account No. 49........        1,984,837               162,356
                                                                   ----------          ------------
Total net assets............................................       $1,984,837          $272,167,868
                                                                   ==========          ============
Investments in shares of The Trusts, at cost................       $2,689,366          $276,205,311
The Trusts shares held
 Class A....................................................          144,044                19,024
 Class B....................................................          142,445            47,726,225



                                                                  EQ/JPMORGAN       EQ/LARGE CAP   EQ/LARGE CAP   EQ/LARGE CAP
                                                              VALUE OPPORTUNITIES     CORE PLUS    GROWTH INDEX    GROWTH PLUS
                                                             --------------------- -------------- -------------- --------------
Assets:
Investments in shares of The Trusts, at fair value..........      $258,338,263      $153,789,501   $317,251,600   $252,675,000
Receivable for The Trusts shares sold.......................            52,448            34,682        165,115         17,169
Receivable for policy-related transactions..................                --                --             --             --
                                                                  ------------      ------------   ------------   ------------
  Total assets..............................................       258,390,711       153,824,183    317,416,715    252,692,169
                                                                  ------------      ------------   ------------   ------------
Liabilities:
Payable for The Trusts shares purchased.....................                --                --             --             --
Payable for policy-related transactions.....................            52,448            34,682        165,115         17,169
                                                                  ------------      ------------   ------------   ------------
  Total liabilities.........................................            52,448            34,682        165,115         17,169
                                                                  ------------      ------------   ------------   ------------
Net Assets..................................................      $258,338,263      $153,789,501   $317,251,600   $252,675,000
                                                                  ============      ============   ============   ============
Net Assets:
Accumulation Units..........................................       258,291,594       153,764,497    317,224,176    252,640,719
Retained by AXA Equitable in Separate Account No. 49........            46,669            25,004         27,424         34,281
                                                                  ------------      ------------   ------------   ------------
Total net assets............................................      $258,338,263      $153,789,501   $317,251,600   $252,675,000
                                                                  ============      ============   ============   ============
Investments in shares of The Trusts, at cost................      $329,203,727      $184,034,677   $299,417,712   $260,762,326
The Trusts shares held
 Class A....................................................                --                --             --             --
 Class B....................................................        29,255,599        22,339,404     42,603,547     17,316,634

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-10

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                               EQ/LARGE CAP     EQ/LARGE CAP
                                                               VALUE INDEX       VALUE PLUS
                                                             --------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........  $104,203,662    $1,181,149,734
Receivable for The Trusts shares sold.......................            --           272,754
Receivable for policy-related transactions..................        45,372                --
                                                              ------------    --------------
  Total assets..............................................   104,249,034     1,181,422,488
                                                              ------------    --------------
Liabilities:
Payable for The Trusts shares purchased.....................        45,372                --
Payable for policy-related transactions.....................            --           272,754
                                                              ------------    --------------
  Total liabilities.........................................        45,372           272,754
                                                              ------------    --------------
Net Assets..................................................  $104,203,662    $1,181,149,734
                                                              ============    ==============
Net Assets:
Accumulation Units..........................................   102,573,267     1,181,002,811
Retained by AXA Equitable in Separate Account No. 49........     1,630,395           146,923
                                                              ------------    --------------
Total net assets............................................  $104,203,662    $1,181,149,734
                                                              ============    ==============
Investments in shares of The Trusts, at cost................  $158,917,701    $1,849,646,595
The Trusts shares held
 Class A....................................................        11,779                --
 Class B....................................................    22,418,211       129,457,171



                                                                EQ/LORD ABBETT    EQ/LORD ABBETT     EQ/MID CAP
                                                              GROWTH AND INCOME   LARGE CAP CORE       INDEX
                                                             ------------------- ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........     $117,430,220      $155,168,017    $652,642,936
Receivable for The Trusts shares sold.......................               --                --              --
Receivable for policy-related transactions..................          172,719            72,751         133,985
                                                                 ------------      ------------    ------------
  Total assets..............................................      117,602,939       155,240,768     652,776,921
                                                                 ------------      ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................          172,719            72,751         126,538
Payable for policy-related transactions.....................               --                --              --
                                                                 ------------      ------------    ------------
  Total liabilities.........................................          172,719            72,751         126,538
                                                                 ------------      ------------    ------------
Net Assets..................................................     $117,430,220      $155,168,017    $652,650,383
                                                                 ============      ============    ============
Net Assets:
Accumulation Units..........................................      117,413,287       154,971,458     652,650,383
Retained by AXA Equitable in Separate Account No. 49........           16,933           196,559              --
                                                                 ------------      ------------    ------------
Total net assets............................................     $117,430,220      $155,168,017    $652,650,383
                                                                 ============      ============    ============
Investments in shares of The Trusts, at cost................     $137,010,259      $140,201,814    $919,683,710
The Trusts shares held
 Class A....................................................                0             1,853              --
 Class B....................................................       13,275,269        14,558,109      98,116,402



                                                                 EQ/MID CAP
                                                                 VALUE PLUS
                                                             -----------------
Assets:
Investments in shares of The Trusts, at fair value..........  $1,102,897,856
Receivable for The Trusts shares sold.......................         659,407
Receivable for policy-related transactions..................              --
                                                              --------------
  Total assets..............................................   1,103,557,263
                                                              --------------
Liabilities:
Payable for The Trusts shares purchased.....................              --
Payable for policy-related transactions.....................         659,407
                                                              --------------
  Total liabilities.........................................         659,407
                                                              --------------
Net Assets..................................................  $1,102,897,856
                                                              ==============
Net Assets:
Accumulation Units..........................................   1,102,629,801
Retained by AXA Equitable in Separate Account No. 49........         268,055
                                                              --------------
Total net assets............................................  $1,102,897,856
                                                              ==============
Investments in shares of The Trusts, at cost................  $1,479,762,744
The Trusts shares held
 Class A....................................................              --
 Class B....................................................     134,351,095

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-11

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                  EQ/MONTAG &
                                                              EQ/MONEY MARKET   CALDWELL GROWTH
                                                             ----------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........    $941,674,805      $172,791,858
Receivable for The Trusts shares sold.......................       1,244,195            87,046
Receivable for policy-related transactions..................         207,799                --
                                                                ------------      ------------
  Total assets..............................................     943,126,799       172,878,904
                                                                ------------      ------------
Liabilities:
Payable for The Trusts shares purchased.....................         207,799                --
Payable for policy-related transactions.....................       1,244,195            87,046
                                                                ------------      ------------
  Total liabilities.........................................       1,451,994            87,046
                                                                ------------      ------------
Net Assets..................................................    $941,674,805      $172,791,858
                                                                ============      ============
Net Assets:
Accumulation Units..........................................     941,616,851       172,783,873
Retained by AXA Equitable in Separate Account No. 49........          57,954             7,985
                                                                ------------      ------------
Total net assets............................................    $941,674,805      $172,791,858
                                                                ============      ============
Investments in shares of The Trusts, at cost................    $941,743,569      $162,808,735
The Trusts shares held
 Class A....................................................         214,590               991
 Class B....................................................     941,430,325        30,375,524



                                                              EQ/MUTUAL LARGE   EQ/OPPENHEIMER   EQ/PIMCO ULTRA     EQ/QUALITY
                                                                 CAP EQUITY         GLOBAL         SHORT BOND       BOND PLUS
                                                             ----------------- ---------------- ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........    $238,555,289     $163,060,273    $1,415,255,319   $558,343,163
Receivable for The Trusts shares sold.......................              --               --                --             --
Receivable for policy-related transactions..................           7,963           19,015         1,525,054         30,294
                                                                ------------     ------------    --------------   ------------
  Total assets..............................................     238,563,252      163,079,288     1,416,780,373    558,373,457
                                                                ------------     ------------    --------------   ------------
Liabilities:
Payable for The Trusts shares purchased.....................           7,963           19,015         1,525,054         30,294
Payable for policy-related transactions.....................              --               --                --             --
                                                                ------------     ------------    --------------   ------------
  Total liabilities.........................................           7,963           19,015         1,525,054         30,294
                                                                ------------     ------------    --------------   ------------
Net Assets..................................................    $238,555,289     $163,060,273    $1,415,255,319   $558,343,163
                                                                ============     ============    ==============   ============
Net Assets:
Accumulation Units..........................................     238,329,995      162,906,515     1,414,970,769    558,181,614
Retained by AXA Equitable in Separate Account No. 49........         225,294          153,758           284,550        161,549
                                                                ------------     ------------    --------------   ------------
Total net assets............................................    $238,555,289     $163,060,273    $1,415,255,319   $558,343,163
                                                                ============     ============    ==============   ============
Investments in shares of The Trusts, at cost................    $295,050,039     $161,787,552    $1,469,899,069   $577,287,083
The Trusts shares held
 Class A....................................................          16,160            8,231            20,536             --
 Class B....................................................      29,762,489       17,687,315       142,829,862     62,192,049

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-12

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                 EQ/SMALL     EQ/T. ROWE PRICE
                                                              COMPANY INDEX     GROWTH STOCK
                                                             --------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value..........  $440,147,476      $313,082,416
Receivable for The Trusts shares sold.......................       227,206                --
Receivable for policy-related transactions..................            --           432,186
                                                              ------------      ------------
  Total assets..............................................   440,374,682       313,514,602
                                                              ------------      ------------
Liabilities:
Payable for The Trusts shares purchased.....................            --           432,186
Payable for policy-related transactions.....................       227,206                --
                                                              ------------      ------------
  Total liabilities.........................................       227,206           432,186
                                                              ------------      ------------
Net Assets..................................................  $440,147,476      $313,082,416
                                                              ============      ============
Net Assets:
Accumulation Units..........................................   440,108,632       313,063,670
Retained by AXA Equitable in Separate Account No. 49........        38,844            18,746
                                                              ------------      ------------
Total net assets............................................  $440,147,476      $313,082,416
                                                              ============      ============
Investments in shares of The Trusts, at cost................  $498,175,299      $319,382,197
The Trusts shares held
 Class A....................................................         1,316             2,151
 Class B....................................................    52,186,408        17,712,656



                                                               EQ/TEMPLETON   EQ/UBS GROWTH   EQ/VAN KAMPEN   EQ/VAN KAMPEN
                                                              GLOBAL EQUITY     AND INCOME       COMSTOCK     MID CAP GROWTH
                                                             --------------- --------------- --------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........  $183,702,369     $63,799,068    $219,391,530    $406,455,362
Receivable for The Trusts shares sold.......................            --              --         246,140              --
Receivable for policy-related transactions..................       128,053          49,022              --         431,310
                                                              ------------     -----------    ------------    ------------
  Total assets..............................................   183,830,422      63,848,090     219,637,670     406,886,672
                                                              ------------     -----------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................       128,053          49,022              --         431,310
Payable for policy-related transactions.....................            --              --         246,140              --
                                                              ------------     -----------    ------------    ------------
  Total liabilities.........................................       128,053          49,022         246,140         431,310
                                                              ------------     -----------    ------------    ------------
Net Assets..................................................  $183,702,369     $63,799,068    $219,391,530    $406,455,362
                                                              ============     ===========    ============    ============
Net Assets:
Accumulation Units..........................................   183,695,897      63,781,316     219,382,745     406,416,120
Retained by AXA Equitable in Separate Account No. 49........         6,472          17,752           8,785          39,242
                                                              ------------     -----------    ------------    ------------
Total net assets............................................  $183,702,369     $63,799,068    $219,391,530    $406,455,362
                                                              ============     ===========    ============    ============
Investments in shares of The Trusts, at cost................  $221,826,485     $68,953,515    $262,937,360    $398,825,987
The Trusts shares held
 Class A....................................................           311              --             224           1,783
 Class B....................................................    22,647,394      12,034,601      26,141,858      31,286,746

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-13

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                              FIDELITY(R) VIP  FIDELITY(R) VIP    FIDELITY(R) VIP
                                                                CONTRAFUND         MID CAP           STRATEGIC
                                                                PORTFOLIO*        PORTFOLIO*     INCOME PORTFOLIO*
                                                             ---------------- ----------------- -------------------
Assets:
Investments in shares of The Trusts, at fair value..........      $17,561          $ 5,881            $23,071
Receivable for The Trusts shares sold.......................           --               --                  1
Receivable for policy-related transactions..................       17,563            5,881                  1
                                                                  -------          -------            -------
  Total assets..............................................       35,124           11,762             23,073
                                                                  -------          -------            -------
Liabilities:
Payable for The Trusts shares purchased.....................       17,561            5,881                 --
Payable for policy-related transactions.....................           --               --                 --
                                                                  -------          -------            -------
  Total liabilities.........................................       17,561            5,881                 --
                                                                  -------          -------            -------
Net Assets..................................................      $17,563          $ 5,881            $23,073
                                                                  =======          =======            =======
Net Assets:
Accumulation Units..........................................       17,563            5,881             23,073
Retained by AXA Equitable in Separate Account No. 49........           --               --                 --
                                                                  -------          -------            -------
Total net assets............................................      $17,563          $ 5,881            $23,073
                                                                  =======          =======            =======
Investments in shares of The Trusts, at cost................      $17,561          $ 5,881            $23,050
The Trusts shares held
 Class A....................................................           --               --                 --
 Class B....................................................          866              234              2,077



                                                               FRANKLIN STRATEGIC   GOLDMAN SACHS   IVY FUNDS VIP
                                                                     INCOME          VIT MID CAP       DIVIDEND
                                                                SECURITIES FUND*     VALUE FUND*    OPPORTUNITIES*
                                                              -------------------- --------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........         $46,336            $2,505         $13,417
Receivable for The Trusts shares sold.......................              --                --              --
Receivable for policy-related transactions..................          10,924             1,875          10,001
                                                                     -------            ------         -------
  Total assets..............................................          57,260             4,380          23,418
                                                                     -------            ------         -------
Liabilities:
Payable for The Trusts shares purchased.....................          10,921             1,875           9,999
Payable for policy-related transactions.....................              --                --              --
                                                                     -------            ------         -------
  Total liabilities.........................................          10,921             1,875           9,999
                                                                     -------            ------         -------
Net Assets..................................................         $46,339            $2,505         $13,419
                                                                     =======            ======         =======
Net Assets:
Accumulation Units..........................................          46,339             2,505          13,419
Retained by AXA Equitable in Separate Account No. 49........              --                --              --
                                                                     -------            ------         -------
Total net assets............................................         $46,339            $2,505         $13,419
                                                                     =======            ======         =======
Investments in shares of The Trusts, at cost................         $46,278            $2,514         $13,452
The Trusts shares held
 Class A....................................................              --                --              --
 Class B....................................................           3,845               220           2,250

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-14

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                               IVY FUNDS VIP
                                                              IVY FUNDS VIP   GLOBAL NATURAL   IVY FUNDS VIP
                                                                 ENERGY*        RESOURCES*      HIGH INCOME*
                                                             --------------- ---------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........       $471          $ 73,203         $25,055
Receivable for The Trusts shares sold.......................         --                --              --
Receivable for policy-related transactions..................         --            28,751           3,362
                                                                   ----          --------         -------
  Total assets..............................................        471           101,954          28,417
                                                                   ----          --------         -------
Liabilities:
Payable for The Trusts shares purchased.....................         --            28,747           3,360
Payable for policy-related transactions.....................         --                --              --
                                                                   ----          --------         -------
  Total liabilities.........................................         --            28,747           3,360
                                                                   ----          --------         -------
Net Assets..................................................       $471          $ 73,207         $25,057
                                                                   ====          ========         =======
Net Assets:
Accumulation Units..........................................        471            73,207          25,057
Retained by AXA Equitable in Separate Account No. 49........         --                --              --
                                                                   ----          --------         -------
Total net assets............................................       $471          $ 73,207         $25,057
                                                                   ====          ========         =======
Investments in shares of The Trusts, at cost................       $479          $ 73,573         $24,948
The Trusts shares held
 Class A....................................................         --                --              --
 Class B....................................................         90            12,736           7,593



                                                                                IVY FUNDS VIP   IVY FUNDS VIP
                                                               IVY FUNDS VIP     SCIENCE AND      SMALL CAP
                                                              MID CAP GROWTH*    TECHNOLOGY*       GROWTH*
                                                             ----------------- --------------- ---------------
Assets:
Investments in shares of The Trusts, at fair value..........      $20,630           $1,984          $3,280
Receivable for The Trusts shares sold.......................           --               --              --
Receivable for policy-related transactions..................       20,001               --           2,520
                                                                  -------           ------          ------
  Total assets..............................................       40,631            1,984           5,800
                                                                  -------           ------          ------
Liabilities:
Payable for The Trusts shares purchased.....................       19,999               --           2,520
Payable for policy-related transactions.....................           --               --              --
                                                                  -------           ------          ------
  Total liabilities.........................................       19,999               --           2,520
                                                                  -------           ------          ------
Net Assets..................................................      $20,632           $1,984          $3,280
                                                                  =======           ======          ======
Net Assets:
Accumulation Units..........................................       20,632            1,984           3,280
Retained by AXA Equitable in Separate Account No. 49........           --               --              --
                                                                  -------           ------          ------
Total net assets............................................      $20,632           $1,984          $3,280
                                                                  =======           ======          ======
Investments in shares of The Trusts, at cost................      $20,638           $1,979          $3,288
The Trusts shares held
 Class A....................................................           --               --              --
 Class B....................................................        3,122              130             401

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-15

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                              LAZARD RETIREMENT
                                                               EMERGING MARKETS   MFS(R) INTERNATIONAL
                                                              EQUITY PORTFOLIO*     VALUE PORTFOLIO*
                                                             ------------------- ----------------------
Assets:
Investments in shares of The Trusts, at fair value..........       $22,520               $2,520
Receivable for The Trusts shares sold.......................            --                   --
Receivable for policy-related transactions..................        22,522                2,520
                                                                   -------               ------
  Total assets..............................................        45,042                5,040
                                                                   -------               ------
Liabilities:
Payable for The Trusts shares purchased.....................        22,520                2,520
Payable for policy-related transactions.....................            --                   --
                                                                   -------               ------
  Total liabilities.........................................        22,520                2,520
                                                                   -------               ------
Net Assets..................................................       $22,522               $2,520
                                                                   =======               ======
Net Assets:
Accumulation Units..........................................        22,522                2,520
Retained by AXA Equitable in Separate Account No. 49........            --                   --
                                                                   -------               ------
Total net assets............................................       $22,522               $2,520
                                                                   =======               ======
Investments in shares of The Trusts, at cost................       $22,520               $2,520
The Trusts shares held
 Class A....................................................            --                   --
 Class B....................................................         1,171                  175



                                                                                                     MULTIMANAGER   MULTIMANAGER
                                                                 MULTIMANAGER       MULTIMANAGER    INTERNATIONAL     LARGE CAP
                                                              AGGRESSIVE EQUITY      CORE BOND          EQUITY       CORE EQUITY
                                                             ------------------- ----------------- --------------- --------------
Assets:
Investments in shares of The Trusts, at fair value..........     $338,113,909     $1,038,133,642    $457,906,636    $132,963,324
Receivable for The Trusts shares sold.......................           81,293                 --              --              --
Receivable for policy-related transactions..................               --             80,399          77,374         187,341
                                                                 ------------     --------------    ------------    ------------
  Total assets..............................................      338,195,202      1,038,214,041     457,984,010     133,150,665
                                                                 ------------     --------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................               --             80,399          77,374         187,341
Payable for policy-related transactions.....................           86,599                 --              --              --
                                                                 ------------     --------------    ------------    ------------
  Total liabilities.........................................           86,599             80,399          77,374         187,341
                                                                 ------------     --------------    ------------    ------------
Net Assets..................................................     $338,108,603     $1,038,133,642    $457,906,636    $132,963,324
                                                                 ============     ==============    ============    ============
Net Assets:
Accumulation Units..........................................      337,967,959      1,038,055,939     457,904,925     132,944,046
Retained by AXA Equitable in Separate Account No. 49........          140,644             77,703           1,711          19,278
                                                                 ------------     --------------    ------------    ------------
Total net assets............................................     $338,108,603     $1,038,133,642    $457,906,636    $132,963,324
                                                                 ============     ==============    ============    ============
Investments in shares of The Trusts, at cost................     $363,827,073     $1,023,652,665    $575,492,385    $146,238,713
The Trusts shares held
 Class A....................................................               --                 --              --              --
 Class B....................................................       14,726,941        100,776,894      43,174,880      14,543,079

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-16

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                MULTIMANAGER       MULTIMANAGER     MULTIMANAGER
                                                              LARGE CAP GROWTH   LARGE CAP VALUE   MID CAP GROWTH
                                                             ------------------ ----------------- ----------------
Assets:
Investments in shares of The Trusts, at fair value..........    $211,942,954       $386,803,234     $297,525,830
Receivable for The Trusts shares sold.......................         209,773            120,052          191,845
Receivable for policy-related transactions..................              --                 --               --
                                                                ------------       ------------     ------------
  Total assets..............................................     212,152,727        386,923,286      297,717,675
                                                                ------------       ------------     ------------
Liabilities:
Payable for The Trusts shares purchased.....................              --                 --               --
Payable for policy-related transactions.....................         209,773            120,052          191,845
                                                                ------------       ------------     ------------
  Total liabilities.........................................         209,773            120,052          191,845
                                                                ------------       ------------     ------------
Net Assets..................................................    $211,942,954       $386,803,234     $297,525,830
                                                                ============       ============     ============
Net Assets:
Accumulation Units..........................................     211,938,143        386,794,503      297,479,995
Retained by AXA Equitable in Separate Account No. 49........           4,811              8,731           45,835
                                                                ------------       ------------     ------------
Total net assets............................................    $211,942,954       $386,803,234     $297,525,830
                                                                ============       ============     ============
Investments in shares of The Trusts, at cost................    $261,123,107       $483,726,748     $348,551,858
The Trusts shares held
 Class A....................................................              --                 --               --
 Class B....................................................      29,438,062         44,360,958       41,999,456



                                                                MULTIMANAGER      MULTIMANAGER       MULTIMANAGER
                                                               MID CAP VALUE   MULTI-SECTOR BOND   SMALL CAP GROWTH
                                                              --------------- ------------------- -----------------
Assets:
Investments in shares of The Trusts, at fair value..........   $341,759,757       $578,486,196       $199,961,211
Receivable for The Trusts shares sold.......................         82,797                 --            413,241
Receivable for policy-related transactions..................             --            715,754                 --
                                                               ------------       ------------       ------------
  Total assets..............................................    341,842,554        579,201,950        200,374,452
                                                               ------------       ------------       ------------
Liabilities:
Payable for The Trusts shares purchased.....................             --            710,449                 --
Payable for policy-related transactions.....................         82,797                 --            413,241
                                                               ------------       ------------       ------------
  Total liabilities.........................................         82,797            710,449            413,241
                                                               ------------       ------------       ------------
Net Assets..................................................   $341,759,757       $578,491,501       $199,961,211
                                                               ============       ============       ============
Net Assets:
Accumulation Units..........................................    341,723,612        578,491,501        199,903,994
Retained by AXA Equitable in Separate Account No. 49........         36,145                 --             57,217
                                                               ------------       ------------       ------------
Total net assets............................................   $341,759,757       $578,491,501       $199,961,211
                                                               ============       ============       ============
Investments in shares of The Trusts, at cost................   $368,039,986       $756,202,010       $226,475,933
The Trusts shares held
 Class A....................................................             --                 --                 --
 Class B....................................................     42,948,688        155,392,819         28,915,433

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-17

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                MULTIMANAGER    MULTIMANAGER
                                                              SMALL CAP VALUE    TECHNOLOGY
                                                             ----------------- --------------
Assets:
Investments in shares of The Trusts, at fair value..........    $418,768,089    $365,032,119
Receivable for The Trusts shares sold.......................         341,963         294,289
Receivable for policy-related transactions..................              --              --
                                                                ------------    ------------
  Total assets..............................................     419,110,052     365,326,408
                                                                ------------    ------------
Liabilities:
Payable for The Trusts shares purchased.....................              --              --
Payable for policy-related transactions.....................         338,387         294,289
                                                                ------------    ------------
  Total liabilities.........................................         338,387         294,289
                                                                ------------    ------------
Net Assets..................................................    $418,771,665    $365,032,119
                                                                ============    ============
Net Assets:
Accumulation Units..........................................     418,771,665     364,954,875
Retained by AXA Equitable in Separate Account No. 49........              --          77,244
                                                                ------------    ------------
Total net assets............................................    $418,771,665    $365,032,119
                                                                ============    ============
Investments in shares of The Trusts, at cost................    $607,263,553    $337,208,819
The Trusts shares held
 Class A....................................................               8              --
 Class B....................................................      48,234,742      33,543,787



                                                               PIMCO VARIABLE       PIMCO VARIABLE     PIMCO VARIABLE
                                                               INSURANCE TRUST     INSURANCE TRUST     INSURANCE TRUST
                                                              EMERGING MARKETS       REAL RETURN        TOTAL RETURN    PROFUND
                                                               BOND PORTFOLIO*   STRATEGY PORTFOLIO*     PORTFOLIO*     VP BEAR*
                                                             ------------------ --------------------- ---------------- ---------
Assets:
Investments in shares of The Trusts, at fair value..........      $ 95,938             $ 70,961           $ 78,127      $11,110
Receivable for The Trusts shares sold.......................            --                   --                 --           --
Receivable for policy-related transactions..................        22,501               33,751             30,001        4,201
                                                                  --------             --------           --------      -------
  Total assets..............................................       118,439              104,712            108,128       15,311
                                                                  --------             --------           --------      -------
Liabilities:
Payable for The Trusts shares purchased.....................        22,497               33,747             29,997        4,201
Payable for policy-related transactions.....................            --                   --                 --           --
                                                                  --------             --------           --------      -------
  Total liabilities.........................................        22,497               33,747             29,997        4,201
                                                                  --------             --------           --------      -------
Net Assets..................................................      $ 95,942             $ 70,965           $ 78,131      $11,110
                                                                  ========             ========           ========      =======
Net Assets:
Accumulation Units..........................................        95,942               70,965             78,131       11,110
Retained by AXA Equitable in Separate Account No. 49........            --                   --                 --           --
                                                                  --------             --------           --------      -------
Total net assets............................................      $ 95,942             $ 70,965           $ 78,131      $11,110
                                                                  ========             ========           ========      =======
Investments in shares of The Trusts, at cost................      $ 96,100             $ 70,982           $ 78,173      $11,045
The Trusts shares held
 Class A....................................................            --                   --                 --           --
 Class B....................................................         7,566                5,704              7,221          448

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-18

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                PROFUND VP     TARGET 2035   TARGET 2045
                                                              BIOTECHNOLOGY*    ALLOCATION    ALLOCATION
                                                             ---------------- ------------- -------------
Assets:
Investments in shares of The Trusts, at fair value..........      $3,604       $  917,932    $  893,207
Receivable for The Trusts shares sold.......................          --               --            --
Receivable for policy-related transactions..................          --               --            --
                                                                  ------       ----------    ----------
  Total assets..............................................       3,604          917,932       893,207
                                                                  ------       ----------    ----------
Liabilities:
Payable for The Trusts shares purchased.....................          --               --            --
Payable for policy-related transactions.....................          --               --            --
                                                                  ------       ----------    ----------
  Total liabilities.........................................          --               --            --
                                                                  ------       ----------    ----------
Net Assets..................................................      $3,604       $  917,932    $  893,207
                                                                  ======       ==========    ==========
Net Assets:
Accumulation Units..........................................       3,604               --            --
Retained by AXA Equitable in Separate Account No. 49........          --          917,932       893,207
                                                                  ------       ----------    ----------
Total net assets............................................      $3,604       $  917,932    $  893,207
                                                                  ======       ==========    ==========
Investments in shares of The Trusts, at cost................      $3,639       $1,129,510    $1,148,835
The Trusts shares held
 Class A....................................................          --           57,811        58,878
 Class B....................................................         166           57,315        58,377


                                                                   TEMPLETON
                                                              DEVELOPING MARKETS      TEMPLETON GOLBAL     VAN ECK WORLDWIDE
                                                               SECURITIES FUND*    BOND SECURITIES FUND*   HARD ASSETS FUND*
                                                             -------------------- ----------------------- ------------------
Assets:
Investments in shares of The Trusts, at fair value..........        $28,111               $26,733               $ 9,797
Receivable for The Trusts shares sold.......................             --                    --                    --
Receivable for policy-related transactions..................          3,751                 3,362                    --
                                                                    -------               -------               -------
  Total assets..............................................         31,862                30,095                 9,797
                                                                    -------               -------               -------
Liabilities:
Payable for The Trusts shares purchased.....................          3,749                 3,360                    --
Payable for policy-related transactions.....................             --                    --                    --
                                                                    -------               -------               -------
  Total liabilities.........................................          3,749                 3,360                    --
                                                                    -------               -------               -------
Net Assets..................................................        $28,113               $26,735               $ 9,797
                                                                    =======               =======               =======
Net Assets:
Accumulation Units..........................................         28,113                26,735                 9,797
Retained by AXA Equitable in Separate Account No. 49........             --                    --                    --
                                                                    -------               -------               -------
Total net assets............................................        $28,113               $26,735               $ 9,797
                                                                    =======               =======               =======
Investments in shares of The Trusts, at cost................        $27,937               $26,688               $10,004
The Trusts shares held
 Class A....................................................             --                    --                    --
 Class B....................................................          2,874                 1,543                   340

-------
The accompanying notes are an integral part of these financial statements.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B shares.
  These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.

                                     FSA-19

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009



                                                                                           Units
                                                  Contract                              Outstanding
                                                   charges   Share Class   Unit Value     (000s)
                                                 ---------- ------------- ------------ ------------
AIM V.I. GLOBAL REAL ESTATE FUND..............       1.30%       B          $ 10.22           --
AIM V.I. GLOBAL REAL ESTATE FUND..............       1.55%       B          $ 10.22           --
AIM V.I. GLOBAL REAL ESTATE FUND..............       1.65%       B          $ 10.22           --
AIM V.I. GLOBAL REAL ESTATE FUND..............       1.70%       B          $ 10.22            1

AIM V.I. MID CAP CORE EQUITY FUND.............       1.30%       B          $ 10.39           --
AIM V.I. MID CAP CORE EQUITY FUND.............       1.55%       B          $ 10.39           --
AIM V.I. MID CAP CORE EQUITY FUND.............       1.65%       B          $ 10.38           --
AIM V.I. MID CAP CORE EQUITY FUND.............       1.70%       B          $ 10.38           --

ALL ASSET ALLOCATION..........................       1.30%       A          $ 10.18           --
ALL ASSET ALLOCATION..........................       1.55%       A          $ 10.17           --
ALL ASSET ALLOCATION..........................       1.65%       A          $ 10.17           --
ALL ASSET ALLOCATION..........................       1.70%       A          $ 10.17           --

AMERICAN CENTURY VP MID CAP VALUE FUND........       1.30%       B          $ 10.51           --
AMERICAN CENTURY VP MID CAP VALUE FUND........       1.55%       B          $ 10.50           --
AMERICAN CENTURY VP MID CAP VALUE FUND........       1.65%       B          $ 10.50           --
AMERICAN CENTURY VP MID CAP VALUE FUND........       1.70%       B          $ 10.50           --

AXA AGGRESSIVE ALLOCATION.....................       1.30%       A          $ 10.23            3
AXA AGGRESSIVE ALLOCATION.....................       1.55%       A          $ 10.23           --
AXA AGGRESSIVE ALLOCATION.....................       1.65%       A          $ 10.23           --
AXA AGGRESSIVE ALLOCATION.....................       1.70%       A          $ 10.23           --
AXA AGGRESSIVE ALLOCATION.....................       0.50%       B          $ 10.92           --
AXA AGGRESSIVE ALLOCATION.....................       0.95%       B          $ 10.63          118
AXA AGGRESSIVE ALLOCATION.....................       1.15%       B          $ 10.51          665
AXA AGGRESSIVE ALLOCATION.....................       1.20%       B          $ 10.48        3,887
AXA AGGRESSIVE ALLOCATION.....................       1.25%       B          $ 11.59       22,033
AXA AGGRESSIVE ALLOCATION.....................       1.30%       B          $ 10.99       58,442
AXA AGGRESSIVE ALLOCATION.....................       1.35%       B          $ 10.38        1,542
AXA AGGRESSIVE ALLOCATION.....................       1.40%       B          $ 10.35        4,748
AXA AGGRESSIVE ALLOCATION.....................       1.50%       B          $ 11.40       22,438
AXA AGGRESSIVE ALLOCATION.....................       1.55%       B          $ 10.26       47,988
AXA AGGRESSIVE ALLOCATION.....................       1.60%       B          $ 10.23        2,633
AXA AGGRESSIVE ALLOCATION.....................       1.65%       B          $ 11.29       91,369
AXA AGGRESSIVE ALLOCATION.....................       1.70%       B          $ 11.26        8,367
AXA AGGRESSIVE ALLOCATION.....................       1.80%       B          $ 10.11            3
AXA AGGRESSIVE ALLOCATION.....................       1.90%       B          $ 10.05           49

AXA BALANCED STRATEGY.........................       1.30%       B          $ 10.09            7
AXA BALANCED STRATEGY.........................       1.30%       B          $ 11.27        4,766
AXA BALANCED STRATEGY.........................       1.55%       B          $ 10.09           22
AXA BALANCED STRATEGY.........................       1.55%       B          $ 11.25        1,803
AXA BALANCED STRATEGY.........................       1.65%       B          $ 10.09           --
AXA BALANCED STRATEGY.........................       1.65%       B          $ 11.25        1,625
AXA BALANCED STRATEGY.........................       1.70%       B          $ 10.09           --
AXA BALANCED STRATEGY.........................       1.70%       B          $ 11.24           52

AXA CONSERVATIVE ALLOCATION...................       0.50%       B          $ 11.40           --
AXA CONSERVATIVE ALLOCATION...................       0.95%       B          $ 11.10           --
AXA CONSERVATIVE ALLOCATION...................       1.15%       B          $ 10.97          431
AXA CONSERVATIVE ALLOCATION...................       1.20%       B          $ 10.93        4,898
AXA CONSERVATIVE ALLOCATION...................       1.25%       B          $ 11.43       13,575
AXA CONSERVATIVE ALLOCATION...................       1.30%       B          $ 11.39       27,962
AXA CONSERVATIVE ALLOCATION...................       1.35%       B          $ 10.84        2,398
AXA CONSERVATIVE ALLOCATION...................       1.40%       B          $ 10.80        7,709
AXA CONSERVATIVE ALLOCATION...................       1.50%       B          $ 11.25       19,693
AXA CONSERVATIVE ALLOCATION...................       1.55%       B          $ 10.71       25,907
AXA CONSERVATIVE ALLOCATION...................       1.60%       B          $ 10.67        3,583
AXA CONSERVATIVE ALLOCATION...................       1.65%       B          $ 11.14       56,858
AXA CONSERVATIVE ALLOCATION...................       1.70%       B          $ 11.11        7,276

                                     FSA-20

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                     Units
                                            Contract                              Outstanding
                                             charges   Share Class   Unit Value     (000s)
                                           ---------- ------------- ------------ ------------
AXA CONSERVATIVE ALLOCATION.............       1.80%       B          $ 10.55            12
AXA CONSERVATIVE ALLOCATION.............       1.90%       B          $ 10.48             5

AXA CONSERVATIVE GROWTH STRATEGY........       1.30%       B          $ 10.06            --
AXA CONSERVATIVE GROWTH STRATEGY........       1.30%       B          $ 11.14         2,471
AXA CONSERVATIVE GROWTH STRATEGY........       1.55%       B          $ 10.05            --
AXA CONSERVATIVE GROWTH STRATEGY........       1.55%       B          $ 11.13         1,192
AXA CONSERVATIVE GROWTH STRATEGY........       1.65%       B          $ 10.05            --
AXA CONSERVATIVE GROWTH STRATEGY........       1.65%       B          $ 11.12         1,085
AXA CONSERVATIVE GROWTH STRATEGY........       1.70%       B          $ 10.05            12
AXA CONSERVATIVE GROWTH STRATEGY........       1.70%       B          $ 11.12            73

AXA CONSERVATIVE STRATEGY...............       1.30%       B          $  9.98            --
AXA CONSERVATIVE STRATEGY...............       1.30%       B          $ 10.65         1,386
AXA CONSERVATIVE STRATEGY...............       1.55%       B          $  9.98            --
AXA CONSERVATIVE STRATEGY...............       1.55%       B          $ 10.63           457
AXA CONSERVATIVE STRATEGY...............       1.65%       B          $  9.98             3
AXA CONSERVATIVE STRATEGY...............       1.65%       B          $ 10.63         1,112
AXA CONSERVATIVE STRATEGY...............       1.70%       B          $  9.98            --
AXA CONSERVATIVE STRATEGY...............       1.70%       B          $ 10.62           151

AXA CONSERVATIVE-PLUS ALLOCATION........       0.50%       B          $ 11.16            --
AXA CONSERVATIVE-PLUS ALLOCATION........       0.95%       B          $ 10.86            --
AXA CONSERVATIVE-PLUS ALLOCATION........       1.15%       B          $ 10.73           460
AXA CONSERVATIVE-PLUS ALLOCATION........       1.20%       B          $ 10.70         3,293
AXA CONSERVATIVE-PLUS ALLOCATION........       1.25%       B          $ 11.37        16,395
AXA CONSERVATIVE-PLUS ALLOCATION........       1.30%       B          $ 11.34        27,256
AXA CONSERVATIVE-PLUS ALLOCATION........       1.35%       B          $ 10.61         1,190
AXA CONSERVATIVE-PLUS ALLOCATION........       1.40%       B          $ 10.57         5,065
AXA CONSERVATIVE-PLUS ALLOCATION........       1.50%       B          $ 11.19        21,464
AXA CONSERVATIVE-PLUS ALLOCATION........       1.55%       B          $ 10.48        20,920
AXA CONSERVATIVE-PLUS ALLOCATION........       1.60%       B          $ 10.45         2,907
AXA CONSERVATIVE-PLUS ALLOCATION........       1.65%       B          $ 11.08        48,383
AXA CONSERVATIVE-PLUS ALLOCATION........       1.70%       B          $ 11.05         4,925
AXA CONSERVATIVE-PLUS ALLOCATION........       1.80%       B          $ 10.32            --
AXA CONSERVATIVE-PLUS ALLOCATION........       1.90%       B          $ 10.26            22

AXA GROWTH STRATEGY.....................       1.30%       B          $ 10.16             4
AXA GROWTH STRATEGY.....................       1.30%       B          $ 11.76         9,085
AXA GROWTH STRATEGY.....................       1.55%       B          $ 10.16            --
AXA GROWTH STRATEGY.....................       1.55%       B          $ 11.74         3,580
AXA GROWTH STRATEGY.....................       1.65%       B          $ 10.16            --
AXA GROWTH STRATEGY.....................       1.65%       B          $ 11.74         3,815
AXA GROWTH STRATEGY.....................       1.70%       B          $ 10.16             6
AXA GROWTH STRATEGY.....................       1.70%       B          $ 11.73           200

AXA MODERATE ALLOCATION.................       1.30%       A          $ 10.10             2
AXA MODERATE ALLOCATION.................       1.55%       A          $ 10.09            --
AXA MODERATE ALLOCATION.................       1.65%       A          $ 10.09            --
AXA MODERATE ALLOCATION.................       1.70%       A          $ 10.09            --
AXA MODERATE ALLOCATION.................       0.50%       B          $ 55.12            --
AXA MODERATE ALLOCATION.................       0.95%       B          $ 49.45             3
AXA MODERATE ALLOCATION.................       1.15%       B          $ 47.11           450
AXA MODERATE ALLOCATION.................       1.20%       B          $ 46.54         4,129
AXA MODERATE ALLOCATION.................       1.25%       B          $ 11.52        66,947
AXA MODERATE ALLOCATION.................       1.30%       B          $ 11.42       127,613
AXA MODERATE ALLOCATION.................       1.35%       B          $ 44.88         1,234
AXA MODERATE ALLOCATION.................       1.40%       B          $ 44.34         7,003
AXA MODERATE ALLOCATION.................       1.50%       B          $ 11.34        83,661

                                     FSA-21

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                         Units
                                                Contract                              Outstanding
                                                 charges   Share Class   Unit Value     (000s)
                                               ---------- ------------- ------------ ------------
AXA MODERATE ALLOCATION.....................       1.55%       B          $ 42.75        23,023
AXA MODERATE ALLOCATION.....................       1.60%       B          $ 42.24         3,090
AXA MODERATE ALLOCATION.....................       1.65%       B          $ 11.23       187,530
AXA MODERATE ALLOCATION.....................       1.70%       B          $ 41.22         4,527
AXA MODERATE ALLOCATION.....................       1.80%       B          $ 40.23            33
AXA MODERATE ALLOCATION.....................       1.90%       B          $ 39.26             3

AXA MODERATE GROWTH STRATEGY................       1.30%       B          $ 10.13           175
AXA MODERATE GROWTH STRATEGY................       1.30%       B          $ 11.73         9,521
AXA MODERATE GROWTH STRATEGY................       1.55%       B          $ 10.12           119
AXA MODERATE GROWTH STRATEGY................       1.55%       B          $ 11.71         4,999
AXA MODERATE GROWTH STRATEGY................       1.65%       B          $ 10.12            39
AXA MODERATE GROWTH STRATEGY................       1.65%       B          $ 11.70         3,014
AXA MODERATE GROWTH STRATEGY................       1.70%       B          $ 10.12            --
AXA MODERATE GROWTH STRATEGY................       1.70%       B          $ 11.70           504

AXA MODERATE-PLUS ALLOCATION................       1.30%       A          $ 10.17            32
AXA MODERATE-PLUS ALLOCATION................       1.55%       A          $ 10.16            --
AXA MODERATE-PLUS ALLOCATION................       1.65%       A          $ 10.16             1
AXA MODERATE-PLUS ALLOCATION................       1.70%       A          $ 10.16            --
AXA MODERATE-PLUS ALLOCATION................       0.50%       B          $ 11.30            --
AXA MODERATE-PLUS ALLOCATION................       0.95%       B          $ 11.00             7
AXA MODERATE-PLUS ALLOCATION................       1.15%       B          $ 10.87         2,184
AXA MODERATE-PLUS ALLOCATION................       1.20%       B          $ 10.84        11,520
AXA MODERATE-PLUS ALLOCATION................       1.25%       B          $ 11.96        92,197
AXA MODERATE-PLUS ALLOCATION................       1.30%       B          $ 11.92       175,685
AXA MODERATE-PLUS ALLOCATION................       1.35%       B          $ 10.74         5,278
AXA MODERATE-PLUS ALLOCATION................       1.40%       B          $ 10.71        18,681
AXA MODERATE-PLUS ALLOCATION................       1.50%       B          $ 11.77       100,690
AXA MODERATE-PLUS ALLOCATION................       1.55%       B          $ 10.61       147,651
AXA MODERATE-PLUS ALLOCATION................       1.60%       B          $ 10.58         8,360
AXA MODERATE-PLUS ALLOCATION................       1.65%       B          $ 11.66       319,013
AXA MODERATE-PLUS ALLOCATION................       1.70%       B          $ 11.62        27,631
AXA MODERATE-PLUS ALLOCATION................       1.80%       B          $ 10.46            47
AXA MODERATE-PLUS ALLOCATION................       1.90%       B          $ 10.39             1

AXA TACTICAL MANAGER 2000 I.................       1.30%       B          $ 10.75             7
AXA TACTICAL MANAGER 2000 I.................       1.55%       B          $ 10.74            --
AXA TACTICAL MANAGER 2000 I.................       1.65%       B          $ 10.74            --
AXA TACTICAL MANAGER 2000 I.................       1.70%       B          $ 10.74            --

AXA TACTICAL MANAGER 400 I..................       1.30%       B          $ 10.45             7
AXA TACTICAL MANAGER 400 I..................       1.55%       B          $ 10.44            --
AXA TACTICAL MANAGER 400 I..................       1.65%       B          $ 10.44            --
AXA TACTICAL MANAGER 400 I..................       1.70%       B          $ 10.44            --

AXA TACTICAL MANAGER 500 I..................       1.30%       B          $ 10.23            25
AXA TACTICAL MANAGER 500 I..................       1.55%       B          $ 10.23            --
AXA TACTICAL MANAGER 500 I..................       1.65%       B          $ 10.23            --
AXA TACTICAL MANAGER 500 I..................       1.70%       B          $ 10.23            --

AXA TACTICAL MANAGER INTERNATIONAL I........       1.30%       B          $ 10.00             8
AXA TACTICAL MANAGER INTERNATIONAL I........       1.55%       B          $  9.99            --
AXA TACTICAL MANAGER INTERNATIONAL I........       1.65%       B          $  9.99            --
AXA TACTICAL MANAGER INTERNATIONAL I........       1.70%       B          $  9.99            --

                                     FSA-22

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                          Units
                                                 Contract                              Outstanding
                                                  charges   Share Class   Unit Value     (000s)
                                                ---------- ------------- ------------ ------------
BLACKROCK GLOBAL ALLOCATION V.I. FUND........       1.30%       B          $ 10.13           60
BLACKROCK GLOBAL ALLOCATION V.I. FUND........       1.55%       B          $ 10.13            1
BLACKROCK GLOBAL ALLOCATION V.I. FUND........       1.65%       B          $ 10.13           --
BLACKROCK GLOBAL ALLOCATION V.I. FUND........       1.70%       B          $ 10.13            2

EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.30%       A          $ 10.00           --
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.55%       A          $ 10.00           --
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.65%       A          $ 10.00           --
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.70%       A          $  9.99           --
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       0.50%       B          $ 14.05           --
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       0.95%       B          $ 13.14            1
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.20%       B          $ 12.66        3,842
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.25%       B          $ 12.23        7,341
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.30%       B          $ 12.14        7,762
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.35%       B          $ 12.38        1,319
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.40%       B          $ 12.28        5,893
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.50%       B          $ 12.04        9,665
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.55%       B          $ 12.01        6,599
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.60%       B          $ 11.92        2,139
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.65%       B          $ 11.92       11,782
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.70%       B          $ 11.74        1,714
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.80%       B          $ 11.57           48
EQ/ALLIANCEBERNSTEIN INTERNATIONAL...........       1.90%       B          $ 11.40            6

EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.30%       A          $ 10.73           --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.55%       A          $ 10.72           --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.65%       A          $ 10.72           --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.70%       A          $ 10.72           --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       0.50%       B          $ 17.04           --
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       0.95%       B          $ 16.09           12
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.20%       B          $ 15.58        2,049
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.25%       B          $ 12.12        3,041
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.30%       B          $ 12.04        2,475
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.35%       B          $ 15.28        1,789
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.40%       B          $ 15.19        3,238
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.50%       B          $ 11.93        4,681
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.55%       B          $ 14.90        2,587
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.60%       B          $ 14.80        1,585
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.65%       B          $ 11.81        3,707
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.70%       B          $ 14.61          346
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.80%       B          $ 14.42            7
EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH........       1.90%       B          $ 14.24            2

EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.30%       A          $ 10.57           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.55%       A          $ 10.57           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.65%       A          $ 10.57           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.70%       A          $ 10.57           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       0.50%       B          $  8.34           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       0.95%       B          $  8.21           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.20%       B          $  8.15          341
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.25%       B          $  8.13          710
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.30%       B          $  8.12        3,612
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.35%       B          $  8.11           99
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.40%       B          $  8.09          384
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.50%       B          $  8.06          668
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.55%       B          $  8.05        2,073
EQ/AXA FRANKLIN SMALL CAP VALUE CORE.........       1.60%       B          $  8.04          145

                                     FSA-23

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                         Units
                                                Contract                              Outstanding
                                                 charges   Share Class   Unit Value     (000s)
                                               ---------- ------------- ------------ ------------
EQ/AXA FRANKLIN SMALL CAP VALUE CORE........       1.65%       B          $  8.02        4,217
EQ/AXA FRANKLIN SMALL CAP VALUE CORE........       1.70%       B          $  8.01          380
EQ/AXA FRANKLIN SMALL CAP VALUE CORE........       1.80%       B          $  7.98           --
EQ/AXA FRANKLIN SMALL CAP VALUE CORE........       1.90%       B          $  7.96           --

EQ/BLACKROCK BASIC VALUE EQUITY.............       1.30%       A          $ 10.36           --
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.55%       A          $ 10.36           --
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.65%       A          $ 10.36           --
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.70%       A          $ 10.36           --
EQ/BLACKROCK BASIC VALUE EQUITY.............       0.50%       B          $ 21.64           --
EQ/BLACKROCK BASIC VALUE EQUITY.............       0.95%       B          $ 20.43           --
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.20%       B          $ 19.79        3,557
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.25%       B          $ 11.67        7,160
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.30%       B          $ 11.59        7,088
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.35%       B          $ 19.41        1,562
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.40%       B          $ 19.29        5,417
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.50%       B          $ 11.48       10,304
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.55%       B          $ 18.92        4,776
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.60%       B          $ 18.80        2,050
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.65%       B          $ 11.37        9,718
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.70%       B          $ 18.56          880
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.80%       B          $ 18.32           19
EQ/BLACKROCK BASIC VALUE EQUITY.............       1.90%       B          $ 18.09            3

EQ/BLACKROCK INTERNATIONAL VALUE............       1.30%       A          $  9.92            1
EQ/BLACKROCK INTERNATIONAL VALUE............       1.55%       A          $  9.92           --
EQ/BLACKROCK INTERNATIONAL VALUE............       1.65%       A          $  9.92           --
EQ/BLACKROCK INTERNATIONAL VALUE............       1.70%       A          $  9.92           --
EQ/BLACKROCK INTERNATIONAL VALUE............       0.50%       B          $ 20.05           --
EQ/BLACKROCK INTERNATIONAL VALUE............       0.95%       B          $ 18.93           17
EQ/BLACKROCK INTERNATIONAL VALUE............       1.20%       B          $ 18.33        3,102
EQ/BLACKROCK INTERNATIONAL VALUE............       1.25%       B          $ 14.28        5,740
EQ/BLACKROCK INTERNATIONAL VALUE............       1.30%       B          $ 14.19        4,627
EQ/BLACKROCK INTERNATIONAL VALUE............       1.35%       B          $ 17.99        3,639
EQ/BLACKROCK INTERNATIONAL VALUE............       1.40%       B          $ 17.87        4,006
EQ/BLACKROCK INTERNATIONAL VALUE............       1.50%       B          $ 14.05        8,129
EQ/BLACKROCK INTERNATIONAL VALUE............       1.55%       B          $ 17.53        5,490
EQ/BLACKROCK INTERNATIONAL VALUE............       1.60%       B          $ 17.42        2,216
EQ/BLACKROCK INTERNATIONAL VALUE............       1.65%       B          $ 13.92        9,672
EQ/BLACKROCK INTERNATIONAL VALUE............       1.70%       B          $ 17.19          984
EQ/BLACKROCK INTERNATIONAL VALUE............       1.80%       B          $ 16.97           39
EQ/BLACKROCK INTERNATIONAL VALUE............       1.90%       B          $ 16.76            7

EQ/BOSTON ADVISORS EQUITY INCOME............       1.30%       A          $ 10.15           --
EQ/BOSTON ADVISORS EQUITY INCOME............       1.55%       A          $ 10.15           --
EQ/BOSTON ADVISORS EQUITY INCOME............       1.65%       A          $ 10.14           --
EQ/BOSTON ADVISORS EQUITY INCOME............       1.70%       A          $ 10.14           --
EQ/BOSTON ADVISORS EQUITY INCOME............       0.50%       B          $  5.60           --
EQ/BOSTON ADVISORS EQUITY INCOME............       0.95%       B          $  5.33            1
EQ/BOSTON ADVISORS EQUITY INCOME............       1.20%       B          $  5.18        1,513
EQ/BOSTON ADVISORS EQUITY INCOME............       1.25%       B          $  5.15        4,976
EQ/BOSTON ADVISORS EQUITY INCOME............       1.30%       B          $  2.09       12,019
EQ/BOSTON ADVISORS EQUITY INCOME............       1.35%       B          $  5.10          352
EQ/BOSTON ADVISORS EQUITY INCOME............       1.40%       B          $  5.07        2,152
EQ/BOSTON ADVISORS EQUITY INCOME............       1.50%       B          $  5.01        8,195
EQ/BOSTON ADVISORS EQUITY INCOME............       1.55%       B          $  4.98        5,308
EQ/BOSTON ADVISORS EQUITY INCOME............       1.60%       B          $  4.95          481
EQ/BOSTON ADVISORS EQUITY INCOME............       1.65%       B          $  4.93        7,687

                                     FSA-24

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009

                                                                                     Units
                                            Contract                              Outstanding
                                             charges   Share Class   Unit Value     (000s)
                                           ---------- ------------- ------------ ------------
EQ/BOSTON ADVISORS EQUITY INCOME........       1.70%       B          $  4.90          611
EQ/BOSTON ADVISORS EQUITY INCOME........       1.80%       B          $  4.84            1
EQ/BOSTON ADVISORS EQUITY INCOME........       1.90%       B          $  4.79           24

EQ/CALVERT SOCIALLY RESPONSIBLE.........       0.50%       B          $  7.63           --
EQ/CALVERT SOCIALLY RESPONSIBLE.........       0.95%       B          $  7.28           --
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.20%       B          $  7.09          416
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.25%       B          $  9.28          771
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.30%       B          $  9.23          723
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.35%       B          $  6.98          113
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.40%       B          $  6.94          612
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.50%       B          $  9.13          829
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.55%       B          $  6.83          641
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.60%       B          $  6.80          187
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.65%       B          $  9.04          976
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.70%       B          $  6.72          265
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.80%       B          $  6.65            1
EQ/CALVERT SOCIALLY RESPONSIBLE.........       1.90%       B          $  6.58           --

EQ/CAPITAL GUARDIAN GROWTH..............       1.30%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN GROWTH..............       1.55%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN GROWTH..............       1.65%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN GROWTH..............       1.70%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN GROWTH..............       0.50%       B          $ 11.77           --
EQ/CAPITAL GUARDIAN GROWTH..............       0.95%       B          $ 11.11            2
EQ/CAPITAL GUARDIAN GROWTH..............       1.20%       B          $ 10.76        1,557
EQ/CAPITAL GUARDIAN GROWTH..............       1.25%       B          $  9.66        3,404
EQ/CAPITAL GUARDIAN GROWTH..............       1.30%       B          $  9.59        3,953
EQ/CAPITAL GUARDIAN GROWTH..............       1.35%       B          $ 10.56        3,755
EQ/CAPITAL GUARDIAN GROWTH..............       1.40%       B          $ 10.49        1,782
EQ/CAPITAL GUARDIAN GROWTH..............       1.50%       B          $  9.50        2,537
EQ/CAPITAL GUARDIAN GROWTH..............       1.55%       B          $ 10.29        2,912
EQ/CAPITAL GUARDIAN GROWTH..............       1.60%       B          $ 10.22        1,536
EQ/CAPITAL GUARDIAN GROWTH..............       1.65%       B          $  9.41       10,253
EQ/CAPITAL GUARDIAN GROWTH..............       1.70%       B          $ 10.09        1,490
EQ/CAPITAL GUARDIAN GROWTH..............       1.80%       B          $  9.96           10
EQ/CAPITAL GUARDIAN GROWTH..............       1.90%       B          $  9.84            8

EQ/CAPITAL GUARDIAN RESEARCH............       1.30%       A          $ 10.42           --
EQ/CAPITAL GUARDIAN RESEARCH............       1.55%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN RESEARCH............       1.65%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN RESEARCH............       1.70%       A          $ 10.41           --
EQ/CAPITAL GUARDIAN RESEARCH............       0.50%       B          $ 11.09           --
EQ/CAPITAL GUARDIAN RESEARCH............       0.95%       B          $ 10.57           52
EQ/CAPITAL GUARDIAN RESEARCH............       1.20%       B          $ 10.29       11,050
EQ/CAPITAL GUARDIAN RESEARCH............       1.25%       B          $ 10.58       10,220
EQ/CAPITAL GUARDIAN RESEARCH............       1.30%       B          $ 10.52        3,080
EQ/CAPITAL GUARDIAN RESEARCH............       1.35%       B          $ 10.12        7,935
EQ/CAPITAL GUARDIAN RESEARCH............       1.40%       B          $ 10.06       12,046
EQ/CAPITAL GUARDIAN RESEARCH............       1.50%       B          $ 10.41        8,530
EQ/CAPITAL GUARDIAN RESEARCH............       1.55%       B          $  9.90        5,543
EQ/CAPITAL GUARDIAN RESEARCH............       1.60%       B          $  9.85       11,353
EQ/CAPITAL GUARDIAN RESEARCH............       1.65%       B          $ 10.31       14,379
EQ/CAPITAL GUARDIAN RESEARCH............       1.70%       B          $  9.74        2,196
EQ/CAPITAL GUARDIAN RESEARCH............       1.80%       B          $  9.64           77
EQ/CAPITAL GUARDIAN RESEARCH............       1.90%       B          $  9.53           11

                                     FSA-25

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                              Units
                                     Contract                              Outstanding
                                      charges   Share Class   Unit Value     (000s)
                                    ---------- ------------- ------------ ------------
EQ/COMMON STOCK INDEX............       1.30%       A          $  10.32           --
EQ/COMMON STOCK INDEX............       1.55%       A          $  10.32           --
EQ/COMMON STOCK INDEX............       1.65%       A          $  10.32           --
EQ/COMMON STOCK INDEX............       1.70%       A          $  10.32           --
EQ/COMMON STOCK INDEX............       0.50%       B          $ 256.03           --
EQ/COMMON STOCK INDEX............       0.95%       B          $ 219.55            1
EQ/COMMON STOCK INDEX............       1.20%       B          $ 201.51          301
EQ/COMMON STOCK INDEX............       1.25%       B          $   9.97        9,230
EQ/COMMON STOCK INDEX............       1.30%       B          $   9.79        6,300
EQ/COMMON STOCK INDEX............       1.35%       B          $ 191.39          486
EQ/COMMON STOCK INDEX............       1.40%       B          $ 188.13          462
EQ/COMMON STOCK INDEX............       1.50%       B          $   9.81       15,628
EQ/COMMON STOCK INDEX............       1.55%       B          $ 178.67          502
EQ/COMMON STOCK INDEX............       1.60%       B          $ 175.62          270
EQ/COMMON STOCK INDEX............       1.65%       B          $   9.72        8,285
EQ/COMMON STOCK INDEX............       1.70%       B          $ 169.68           60
EQ/COMMON STOCK INDEX............       1.80%       B          $ 163.92            2
EQ/COMMON STOCK INDEX............       1.90%       B          $ 158.35            1

EQ/CORE BOND INDEX...............       0.50%       B          $  14.70           --
EQ/CORE BOND INDEX...............       0.95%       B          $  13.92           11
EQ/CORE BOND INDEX...............       1.20%       B          $  13.51        7,161
EQ/CORE BOND INDEX...............       1.25%       B          $  10.11       11,826
EQ/CORE BOND INDEX...............       1.30%       B          $   9.92           32
EQ/CORE BOND INDEX...............       1.30%       B          $  10.05        9,215
EQ/CORE BOND INDEX...............       1.35%       B          $  13.26        3,654
EQ/CORE BOND INDEX...............       1.40%       B          $  13.18       10,278
EQ/CORE BOND INDEX...............       1.50%       B          $   9.95       14,762
EQ/CORE BOND INDEX...............       1.55%       B          $   9.91           --
EQ/CORE BOND INDEX...............       1.55%       B          $  12.94        8,565
EQ/CORE BOND INDEX...............       1.60%       B          $  12.87        6,863
EQ/CORE BOND INDEX...............       1.65%       B          $   9.85       15,630
EQ/CORE BOND INDEX...............       1.65%       B          $   9.91           --
EQ/CORE BOND INDEX...............       1.70%       B          $   9.91            6
EQ/CORE BOND INDEX...............       1.70%       B          $  12.71        1,504
EQ/CORE BOND INDEX...............       1.80%       B          $  12.56          108
EQ/CORE BOND INDEX...............       1.90%       B          $  12.40           15

EQ/DAVIS NEW YORK VENTURE........       1.30%       A          $  10.28           --
EQ/DAVIS NEW YORK VENTURE........       1.55%       A          $  10.27           --
EQ/DAVIS NEW YORK VENTURE........       1.65%       A          $  10.27           --
EQ/DAVIS NEW YORK VENTURE........       1.70%       A          $  10.27           --
EQ/DAVIS NEW YORK VENTURE........       0.50%       B          $   8.96           --
EQ/DAVIS NEW YORK VENTURE........       0.95%       B          $   8.83           --
EQ/DAVIS NEW YORK VENTURE........       1.20%       B          $   8.76        1,352
EQ/DAVIS NEW YORK VENTURE........       1.25%       B          $   8.74        2,865
EQ/DAVIS NEW YORK VENTURE........       1.30%       B          $   8.73        8,363
EQ/DAVIS NEW YORK VENTURE........       1.35%       B          $   8.71          397
EQ/DAVIS NEW YORK VENTURE........       1.40%       B          $   8.70        1,529
EQ/DAVIS NEW YORK VENTURE........       1.50%       B          $   8.67        3,565
EQ/DAVIS NEW YORK VENTURE........       1.55%       B          $   8.65        6,031
EQ/DAVIS NEW YORK VENTURE........       1.60%       B          $   8.64          803
EQ/DAVIS NEW YORK VENTURE........       1.65%       B          $   8.63       12,570
EQ/DAVIS NEW YORK VENTURE........       1.70%       B          $   8.61        1,601
EQ/DAVIS NEW YORK VENTURE........       1.80%       B          $   8.58           --
EQ/DAVIS NEW YORK VENTURE........       1.90%       B          $   8.55            4

                                     FSA-26

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                              Units
                                     Contract                              Outstanding
                                      charges   Share Class   Unit Value     (000s)
                                    ---------- ------------- ------------ ------------
EQ/EQUITY 500 INDEX..............       1.30%       A          $ 10.26            3
EQ/EQUITY 500 INDEX..............       1.55%       A          $ 10.26           --
EQ/EQUITY 500 INDEX..............       1.65%       A          $ 10.26           --
EQ/EQUITY 500 INDEX..............       1.70%       A          $ 10.26           --
EQ/EQUITY 500 INDEX..............       0.50%       B          $ 27.29           --
EQ/EQUITY 500 INDEX..............       0.95%       B          $ 25.40            4
EQ/EQUITY 500 INDEX..............       1.20%       B          $ 24.40        4,963
EQ/EQUITY 500 INDEX..............       1.25%       B          $ 10.96       10,178
EQ/EQUITY 500 INDEX..............       1.30%       B          $ 10.87        8,430
EQ/EQUITY 500 INDEX..............       1.35%       B          $ 23.82        3,275
EQ/EQUITY 500 INDEX..............       1.40%       B          $ 23.63        7,232
EQ/EQUITY 500 INDEX..............       1.50%       B          $ 10.78       14,347
EQ/EQUITY 500 INDEX..............       1.55%       B          $ 23.07        4,766
EQ/EQUITY 500 INDEX..............       1.60%       B          $ 22.89        4,502
EQ/EQUITY 500 INDEX..............       1.65%       B          $ 10.68       16,494
EQ/EQUITY 500 INDEX..............       1.70%       B          $ 22.52        1,432
EQ/EQUITY 500 INDEX..............       1.80%       B          $ 22.16           94
EQ/EQUITY 500 INDEX..............       1.90%       B          $ 21.81            8

EQ/EQUITY GROWTH PLUS............       0.50%       B          $ 14.75           --
EQ/EQUITY GROWTH PLUS............       0.95%       B          $ 14.20            6
EQ/EQUITY GROWTH PLUS............       1.20%       B          $ 13.91        8,286
EQ/EQUITY GROWTH PLUS............       1.25%       B          $ 11.43       14,342
EQ/EQUITY GROWTH PLUS............       1.30%       B          $ 11.38       11,370
EQ/EQUITY GROWTH PLUS............       1.35%       B          $ 13.73        1,079
EQ/EQUITY GROWTH PLUS............       1.40%       B          $ 13.67       12,414
EQ/EQUITY GROWTH PLUS............       1.50%       B          $ 11.24       19,010
EQ/EQUITY GROWTH PLUS............       1.55%       B          $ 13.50        9,136
EQ/EQUITY GROWTH PLUS............       1.60%       B          $ 13.44        4,931
EQ/EQUITY GROWTH PLUS............       1.65%       B          $ 11.14       25,216
EQ/EQUITY GROWTH PLUS............       1.70%       B          $ 13.33        2,904
EQ/EQUITY GROWTH PLUS............       1.80%       B          $ 13.22           41
EQ/EQUITY GROWTH PLUS............       1.90%       B          $ 13.11            3

EQ/EVERGREEN OMEGA...............       0.50%       B          $ 10.64           --
EQ/EVERGREEN OMEGA...............       0.95%       B          $ 10.13           --
EQ/EVERGREEN OMEGA...............       1.20%       B          $  9.85        2,394
EQ/EVERGREEN OMEGA...............       1.25%       B          $ 13.22        2,715
EQ/EVERGREEN OMEGA...............       1.30%       B          $ 13.14        2,913
EQ/EVERGREEN OMEGA...............       1.35%       B          $  9.68          407
EQ/EVERGREEN OMEGA...............       1.40%       B          $  9.63        3,116
EQ/EVERGREEN OMEGA...............       1.50%       B          $ 13.01        3,275
EQ/EVERGREEN OMEGA...............       1.55%       B          $  9.47        3,886
EQ/EVERGREEN OMEGA...............       1.60%       B          $  9.42        1,281
EQ/EVERGREEN OMEGA...............       1.65%       B          $ 12.88        5,221
EQ/EVERGREEN OMEGA...............       1.70%       B          $  9.31          537
EQ/EVERGREEN OMEGA...............       1.80%       B          $  9.21           --
EQ/EVERGREEN OMEGA...............       1.90%       B          $  9.11            2

EQ/FRANKLIN CORE BALANCED........       1.30%       A          $ 10.29           --
EQ/FRANKLIN CORE BALANCED........       1.55%       A          $ 10.29           --
EQ/FRANKLIN CORE BALANCED........       1.65%       A          $ 10.29           --
EQ/FRANKLIN CORE BALANCED........       1.70%       A          $ 10.28           --
EQ/FRANKLIN CORE BALANCED........       0.50%       B          $  9.36           --
EQ/FRANKLIN CORE BALANCED........       0.95%       B          $  9.22           15
EQ/FRANKLIN CORE BALANCED........       1.20%       B          $  9.14        2,199
EQ/FRANKLIN CORE BALANCED........       1.25%       B          $  9.13        5,541

                                     FSA-27

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                      Units
                                             Contract                              Outstanding
                                              charges   Share Class   Unit Value     (000s)
                                            ---------- ------------- ------------ ------------
EQ/FRANKLIN CORE BALANCED................       1.30%       B          $  9.11        9,627
EQ/FRANKLIN CORE BALANCED................       1.35%       B          $  9.10          550
EQ/FRANKLIN CORE BALANCED................       1.40%       B          $  9.08        3,211
EQ/FRANKLIN CORE BALANCED................       1.50%       B          $  9.05        6,931
EQ/FRANKLIN CORE BALANCED................       1.55%       B          $  9.03        8,263
EQ/FRANKLIN CORE BALANCED................       1.60%       B          $  9.02        1,591
EQ/FRANKLIN CORE BALANCED................       1.65%       B          $  9.00       26,123
EQ/FRANKLIN CORE BALANCED................       1.70%       B          $  8.99        1,908
EQ/FRANKLIN CORE BALANCED................       1.80%       B          $  8.96           11
EQ/FRANKLIN CORE BALANCED................       1.90%       B          $  8.93           --

EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.30%       A          $ 10.23           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.55%       A          $ 10.23           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.65%       A          $ 10.23           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.70%       A          $ 10.23           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       0.50%       B          $  7.68           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       0.95%       B          $  7.59           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.15%       B          $  7.55          702
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.20%       B          $  7.54        1,026
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.25%       B          $  7.53        3,919
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.30%       B          $  7.52       53,600
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.35%       B          $  7.51          558
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.40%       B          $  7.50        2,091
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.50%       B          $  7.48        4,821
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.55%       B          $  7.47       29,210
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.60%       B          $  7.46        1,076
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.65%       B          $  7.45       77,428
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.70%       B          $  7.44        4,971
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.80%       B          $  7.42           --
EQ/FRANKLIN TEMPLETON ALLOCATION.........       1.90%       B          $  7.40           --

EQ/GAMCO MERGERS AND ACQUISITIONS........       1.30%       A          $ 10.18           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.55%       A          $ 10.18           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.65%       A          $ 10.18           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.70%       A          $ 10.18           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       0.50%       B          $ 12.08           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       0.95%       B          $ 11.82           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.20%       B          $ 11.68          338
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.25%       B          $ 11.66        1,452
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.30%       B          $ 11.42        2,024
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.35%       B          $ 11.60           84
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.40%       B          $ 11.57          966
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.50%       B          $ 11.52        2,090
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.55%       B          $ 11.49        1,717
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.60%       B          $ 11.47          175
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.65%       B          $ 11.44        2,904
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.70%       B          $ 11.41          248
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.80%       B          $ 11.36           --
EQ/GAMCO MERGERS AND ACQUISITIONS........       1.90%       B          $ 11.30           --

EQ/GAMCO SMALL COMPANY VALUE.............       1.30%       A          $ 10.59            1
EQ/GAMCO SMALL COMPANY VALUE.............       1.55%       A          $ 10.58            1
EQ/GAMCO SMALL COMPANY VALUE.............       1.65%       A          $ 10.58           --
EQ/GAMCO SMALL COMPANY VALUE.............       1.70%       A          $ 10.58           --
EQ/GAMCO SMALL COMPANY VALUE.............       0.50%       B          $ 34.01           --
EQ/GAMCO SMALL COMPANY VALUE.............       0.95%       B          $ 30.86           --
EQ/GAMCO SMALL COMPANY VALUE.............       1.20%       B          $ 29.24          996
EQ/GAMCO SMALL COMPANY VALUE.............       1.25%       B          $ 28.92        2,481

                                     FSA-28

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                          Units
                                                 Contract                              Outstanding
                                                  charges   Share Class   Unit Value     (000s)
                                                ---------- ------------- ------------ ------------
EQ/GAMCO SMALL COMPANY VALUE.................       1.30%       B          $ 44.36        2,346
EQ/GAMCO SMALL COMPANY VALUE.................       1.35%       B          $ 28.30          281
EQ/GAMCO SMALL COMPANY VALUE.................       1.40%       B          $ 27.99        1,672
EQ/GAMCO SMALL COMPANY VALUE.................       1.50%       B          $ 27.39        4,025
EQ/GAMCO SMALL COMPANY VALUE.................       1.55%       B          $ 27.10        3,958
EQ/GAMCO SMALL COMPANY VALUE.................       1.60%       B          $ 26.80          352
EQ/GAMCO SMALL COMPANY VALUE.................       1.65%       B          $ 26.51        4,361
EQ/GAMCO SMALL COMPANY VALUE.................       1.70%       B          $ 26.23          666
EQ/GAMCO SMALL COMPANY VALUE.................       1.80%       B          $ 25.66            1
EQ/GAMCO SMALL COMPANY VALUE.................       1.90%       B          $ 25.11            6

EQ/GLOBAL BOND PLUS..........................       1.30%       A          $  9.85            2
EQ/GLOBAL BOND PLUS..........................       1.55%       A          $  9.85           --
EQ/GLOBAL BOND PLUS..........................       1.65%       A          $  9.85           --
EQ/GLOBAL BOND PLUS..........................       1.70%       A          $  9.85           --
EQ/GLOBAL BOND PLUS..........................       0.50%       B          $ 11.75           --
EQ/GLOBAL BOND PLUS..........................       0.95%       B          $ 11.53           --
EQ/GLOBAL BOND PLUS..........................       1.20%       B          $ 11.41        1,509
EQ/GLOBAL BOND PLUS..........................       1.25%       B          $ 11.38        3,352
EQ/GLOBAL BOND PLUS..........................       1.30%       B          $ 11.36        5,026
EQ/GLOBAL BOND PLUS..........................       1.35%       B          $ 11.41          463
EQ/GLOBAL BOND PLUS..........................       1.40%       B          $ 11.31        2,574
EQ/GLOBAL BOND PLUS..........................       1.50%       B          $ 11.26        6,162
EQ/GLOBAL BOND PLUS..........................       1.55%       B          $ 11.24        5,491
EQ/GLOBAL BOND PLUS..........................       1.60%       B          $ 11.21        1,156
EQ/GLOBAL BOND PLUS..........................       1.65%       B          $ 11.19        9,976
EQ/GLOBAL BOND PLUS..........................       1.70%       B          $ 11.16        1,037
EQ/GLOBAL BOND PLUS..........................       1.80%       B          $ 11.12           --
EQ/GLOBAL BOND PLUS..........................       1.90%       B          $ 11.07            1

EQ/GLOBAL MULTI-SECTOR EQUITY................       1.30%       A          $ 10.16            2
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.55%       A          $ 10.16           --
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.65%       A          $ 10.16           --
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.70%       A          $ 10.16           --
EQ/GLOBAL MULTI-SECTOR EQUITY................       0.50%       B          $ 18.29           --
EQ/GLOBAL MULTI-SECTOR EQUITY................       0.95%       B          $ 17.29           30
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.20%       B          $ 16.76        3,162
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.25%       B          $ 21.81        5,923
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.30%       B          $ 21.67        6,856
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.35%       B          $ 16.45        1,671
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.40%       B          $ 16.34        6,743
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.50%       B          $ 21.46       10,074
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.55%       B          $ 16.04        9,622
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.60%       B          $ 15.94        2,334
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.65%       B          $ 21.26       10,747
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.70%       B          $ 15.74        1,600
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.80%       B          $ 15.54           22
EQ/GLOBAL MULTI-SECTOR EQUITY................       1.90%       B          $ 15.35            3

EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       0.50%       B          $ 23.11           --
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       0.95%       B          $ 21.23            1
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.20%       B          $ 20.25        2,027
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.25%       B          $ 10.79        2,428
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.30%       B          $  9.89            3
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.30%       B          $ 10.68        4,131
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.35%       B          $ 19.68          524
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.40%       B          $ 19.49        3,150
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.50%       B          $ 10.62        3,441

                                     FSA-29

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                          Units
                                                 Contract                              Outstanding
                                                  charges   Share Class   Unit Value     (000s)
                                                ---------- ------------- ------------ ------------
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.55%       B          $  9.89           --
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.55%       B          $ 18.94        2,248
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.60%       B          $ 18.76        1,385
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.65%       B          $  9.89           --
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.65%       B          $ 10.51        6,213
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.70%       B          $  9.89            6
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.70%       B          $ 18.41          875
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.80%       B          $ 18.06            1
EQ/INTERMEDIATE GOVERNMENT BOND INDEX........       1.90%       B          $ 17.72            1

EQ/INTERNATIONAL CORE PLUS...................       1.30%       A          $ 10.07           --
EQ/INTERNATIONAL CORE PLUS...................       1.55%       A          $ 10.07           --
EQ/INTERNATIONAL CORE PLUS...................       1.65%       A          $ 10.07           --
EQ/INTERNATIONAL CORE PLUS...................       1.70%       A          $ 10.07           --
EQ/INTERNATIONAL CORE PLUS...................       0.50%       B          $ 13.14           --
EQ/INTERNATIONAL CORE PLUS...................       0.95%       B          $ 12.52           37
EQ/INTERNATIONAL CORE PLUS...................       1.20%       B          $ 12.18        4,895
EQ/INTERNATIONAL CORE PLUS...................       1.25%       B          $ 14.15        6,923
EQ/INTERNATIONAL CORE PLUS...................       1.30%       B          $ 14.08        5,399
EQ/INTERNATIONAL CORE PLUS...................       1.35%       B          $ 11.99        1,671
EQ/INTERNATIONAL CORE PLUS...................       1.40%       B          $ 11.92        6,378
EQ/INTERNATIONAL CORE PLUS...................       1.50%       B          $ 13.93        7,101
EQ/INTERNATIONAL CORE PLUS...................       1.55%       B          $ 11.73        6,484
EQ/INTERNATIONAL CORE PLUS...................       1.60%       B          $ 11.67        5,230
EQ/INTERNATIONAL CORE PLUS...................       1.65%       B          $ 13.80       12,800
EQ/INTERNATIONAL CORE PLUS...................       1.70%       B          $ 11.54        2,278
EQ/INTERNATIONAL CORE PLUS...................       1.80%       B          $ 11.42           18
EQ/INTERNATIONAL CORE PLUS...................       1.90%       B          $ 11.29            2

EQ/INTERNATIONAL ETF.........................       1.30%       A          $ 10.00           --
EQ/INTERNATIONAL ETF.........................       1.55%       A          $  9.99           --
EQ/INTERNATIONAL ETF.........................       1.65%       A          $  9.99           --
EQ/INTERNATIONAL ETF.........................       1.70%       A          $  9.99           --

EQ/INTERNATIONAL GROWTH......................       1.30%       A          $ 10.18           --
EQ/INTERNATIONAL GROWTH......................       1.55%       A          $ 10.18           --
EQ/INTERNATIONAL GROWTH......................       1.65%       A          $ 10.18           --
EQ/INTERNATIONAL GROWTH......................       1.70%       A          $ 10.18           --
EQ/INTERNATIONAL GROWTH......................       0.50%       B          $ 13.56           --
EQ/INTERNATIONAL GROWTH......................       0.95%       B          $ 13.28           --
EQ/INTERNATIONAL GROWTH......................       1.20%       B          $ 13.12          939
EQ/INTERNATIONAL GROWTH......................       1.25%       B          $ 13.09        1,995
EQ/INTERNATIONAL GROWTH......................       1.30%       B          $  5.80        7,396
EQ/INTERNATIONAL GROWTH......................       1.35%       B          $ 13.03          214
EQ/INTERNATIONAL GROWTH......................       1.40%       B          $ 13.00        1,298
EQ/INTERNATIONAL GROWTH......................       1.50%       B          $ 12.94        2,941
EQ/INTERNATIONAL GROWTH......................       1.55%       B          $ 12.91        3,313
EQ/INTERNATIONAL GROWTH......................       1.60%       B          $ 12.88          458
EQ/INTERNATIONAL GROWTH......................       1.65%       B          $ 12.85        5,774
EQ/INTERNATIONAL GROWTH......................       1.70%       B          $ 12.82          777
EQ/INTERNATIONAL GROWTH......................       1.80%       B          $ 12.76           13
EQ/INTERNATIONAL GROWTH......................       1.90%       B          $ 12.70            1

EQ/JPMORGAN VALUE OPPORTUNITIES..............       1.30%       A          $ 10.26           --
EQ/JPMORGAN VALUE OPPORTUNITIES..............       1.55%       A          $ 10.26           --
EQ/JPMORGAN VALUE OPPORTUNITIES..............       1.65%       A          $ 10.26           --
EQ/JPMORGAN VALUE OPPORTUNITIES..............       1.70%       A          $ 10.26           --
EQ/JPMORGAN VALUE OPPORTUNITIES..............       0.50%       B          $ 13.54           --

                                     FSA-30

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                    Units
                                           Contract                              Outstanding
                                            charges   Share Class   Unit Value     (000s)
                                          ---------- ------------- ------------ ------------
EQ/JPMORGAN VALUE OPPORTUNITIES........       0.95%       B          $ 12.78            3
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.20%       B          $ 12.38        1,918
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.25%       B          $ 11.12        1,342
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.30%       B          $ 11.05        1,315
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.35%       B          $ 12.14        5,750
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.40%       B          $ 12.06        2,640
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.50%       B          $ 10.94        1,477
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.55%       B          $ 11.83        2,758
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.60%       B          $ 11.76        2,244
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.65%       B          $ 10.84        2,250
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.70%       B          $ 11.61          275
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.80%       B          $ 11.46           42
EQ/JPMORGAN VALUE OPPORTUNITIES........       1.90%       B          $ 11.31           14

EQ/LARGE CAP CORE PLUS.................       0.50%       B          $  9.18           --
EQ/LARGE CAP CORE PLUS.................       0.95%       B          $  8.73            3
EQ/LARGE CAP CORE PLUS.................       1.20%       B          $  8.50        2,214
EQ/LARGE CAP CORE PLUS.................       1.25%       B          $ 10.89          933
EQ/LARGE CAP CORE PLUS.................       1.30%       B          $ 10.82          588
EQ/LARGE CAP CORE PLUS.................       1.35%       B          $  8.35        1,599
EQ/LARGE CAP CORE PLUS.................       1.40%       B          $  8.31        2,676
EQ/LARGE CAP CORE PLUS.................       1.50%       B          $ 10.71        1,069
EQ/LARGE CAP CORE PLUS.................       1.55%       B          $  8.17        2,683
EQ/LARGE CAP CORE PLUS.................       1.60%       B          $  8.12        3,499
EQ/LARGE CAP CORE PLUS.................       1.65%       B          $ 10.61        1,676
EQ/LARGE CAP CORE PLUS.................       1.70%       B          $  8.03          367
EQ/LARGE CAP CORE PLUS.................       1.80%       B          $  7.94           33
EQ/LARGE CAP CORE PLUS.................       1.90%       B          $  7.86            2

EQ/LARGE CAP GROWTH INDEX..............       1.30%       A          $ 10.39           --
EQ/LARGE CAP GROWTH INDEX..............       1.55%       A          $ 10.39           --
EQ/LARGE CAP GROWTH INDEX..............       1.65%       A          $ 10.38           --
EQ/LARGE CAP GROWTH INDEX..............       1.70%       A          $ 10.38           --
EQ/LARGE CAP GROWTH INDEX..............       0.50%       B          $  7.28           --
EQ/LARGE CAP GROWTH INDEX..............       0.95%       B          $  6.93           29
EQ/LARGE CAP GROWTH INDEX..............       1.20%       B          $  6.75        3,809
EQ/LARGE CAP GROWTH INDEX..............       1.25%       B          $ 11.77        2,408
EQ/LARGE CAP GROWTH INDEX..............       1.30%       B          $ 11.71        1,648
EQ/LARGE CAP GROWTH INDEX..............       1.35%       B          $  6.64        3,463
EQ/LARGE CAP GROWTH INDEX..............       1.40%       B          $  6.60        5,711
EQ/LARGE CAP GROWTH INDEX..............       1.50%       B          $ 11.58        3,111
EQ/LARGE CAP GROWTH INDEX..............       1.55%       B          $  6.50        7,663
EQ/LARGE CAP GROWTH INDEX..............       1.60%       B          $  6.46        6,521
EQ/LARGE CAP GROWTH INDEX..............       1.65%       B          $ 11.47        4,165
EQ/LARGE CAP GROWTH INDEX..............       1.70%       B          $  6.39        1,047
EQ/LARGE CAP GROWTH INDEX..............       1.80%       B          $  6.32           51
EQ/LARGE CAP GROWTH INDEX..............       1.90%       B          $  6.26           26

EQ/LARGE CAP GROWTH PLUS...............       1.30%       A          $ 10.28           --
EQ/LARGE CAP GROWTH PLUS...............       1.55%       A          $ 10.28           --
EQ/LARGE CAP GROWTH PLUS...............       1.65%       A          $ 10.27           --
EQ/LARGE CAP GROWTH PLUS...............       1.70%       A          $ 10.27           --
EQ/LARGE CAP GROWTH PLUS...............       0.50%       B          $ 15.55           --
EQ/LARGE CAP GROWTH PLUS...............       0.95%       B          $ 14.68           12
EQ/LARGE CAP GROWTH PLUS...............       1.20%       B          $ 14.22        1,109
EQ/LARGE CAP GROWTH PLUS...............       1.25%       B          $ 12.11        1,512
EQ/LARGE CAP GROWTH PLUS...............       1.30%       B          $ 12.04        1,863
EQ/LARGE CAP GROWTH PLUS...............       1.35%       B          $ 13.95        3,051

                                     FSA-31

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                     Units
                                            Contract                              Outstanding
                                             charges   Share Class   Unit Value     (000s)
                                           ---------- ------------- ------------ ------------
EQ/LARGE CAP GROWTH PLUS................       1.40%       B          $ 13.86        1,713
EQ/LARGE CAP GROWTH PLUS................       1.50%       B          $ 11.92        2,551
EQ/LARGE CAP GROWTH PLUS................       1.55%       B          $ 13.60        3,016
EQ/LARGE CAP GROWTH PLUS................       1.60%       B          $ 13.51        1,897
EQ/LARGE CAP GROWTH PLUS................       1.65%       B          $ 11.81        2,475
EQ/LARGE CAP GROWTH PLUS................       1.70%       B          $ 13.34          249
EQ/LARGE CAP GROWTH PLUS................       1.80%       B          $ 13.17            5
EQ/LARGE CAP GROWTH PLUS................       1.90%       B          $ 13.00            1

EQ/LARGE CAP VALUE INDEX................       1.30%       A          $ 10.24           --
EQ/LARGE CAP VALUE INDEX................       1.55%       A          $ 10.24           --
EQ/LARGE CAP VALUE INDEX................       1.65%       A          $ 10.24           --
EQ/LARGE CAP VALUE INDEX................       1.70%       A          $ 10.24           --
EQ/LARGE CAP VALUE INDEX................       0.50%       B          $  5.42           --
EQ/LARGE CAP VALUE INDEX................       0.95%       B          $  5.31           --
EQ/LARGE CAP VALUE INDEX................       1.20%       B          $  5.26          382
EQ/LARGE CAP VALUE INDEX................       1.25%       B          $  5.25        2,221
EQ/LARGE CAP VALUE INDEX................       1.30%       B          $  5.24        2,573
EQ/LARGE CAP VALUE INDEX................       1.35%       B          $  5.30          136
EQ/LARGE CAP VALUE INDEX................       1.40%       B          $  5.21          695
EQ/LARGE CAP VALUE INDEX................       1.50%       B          $  5.19        3,152
EQ/LARGE CAP VALUE INDEX................       1.55%       B          $  5.18        2,425
EQ/LARGE CAP VALUE INDEX................       1.60%       B          $  5.17          341
EQ/LARGE CAP VALUE INDEX................       1.65%       B          $  5.16        6,971
EQ/LARGE CAP VALUE INDEX................       1.70%       B          $  5.15          868
EQ/LARGE CAP VALUE INDEX................       1.80%       B          $  5.12           --
EQ/LARGE CAP VALUE INDEX................       1.90%       B          $  5.10           --

EQ/LARGE CAP VALUE PLUS.................       1.30%       A          $ 10.24           --
EQ/LARGE CAP VALUE PLUS.................       1.55%       A          $ 10.23           --
EQ/LARGE CAP VALUE PLUS.................       1.65%       A          $ 10.23           --
EQ/LARGE CAP VALUE PLUS.................       1.70%       A          $ 10.23           --
EQ/LARGE CAP VALUE PLUS.................       0.50%       B          $ 12.44           --
EQ/LARGE CAP VALUE PLUS.................       0.95%       B          $ 11.78           26
EQ/LARGE CAP VALUE PLUS.................       1.20%       B          $ 11.43       13,118
EQ/LARGE CAP VALUE PLUS.................       1.25%       B          $  9.60       15,428
EQ/LARGE CAP VALUE PLUS.................       1.30%       B          $  9.54        5,376
EQ/LARGE CAP VALUE PLUS.................       1.35%       B          $ 11.22        3,670
EQ/LARGE CAP VALUE PLUS.................       1.40%       B          $ 11.16       19,583
EQ/LARGE CAP VALUE PLUS.................       1.50%       B          $  9.45       22,628
EQ/LARGE CAP VALUE PLUS.................       1.55%       B          $ 10.95        7,574
EQ/LARGE CAP VALUE PLUS.................       1.60%       B          $ 10.89        9,238
EQ/LARGE CAP VALUE PLUS.................       1.65%       B          $  9.36       15,820
EQ/LARGE CAP VALUE PLUS.................       1.70%       B          $ 10.76        2,313
EQ/LARGE CAP VALUE PLUS.................       1.80%       B          $ 10.63          115
EQ/LARGE CAP VALUE PLUS.................       1.90%       B          $ 10.50           22

EQ/LORD ABBETT GROWTH AND INCOME........       0.50%       B          $  9.49           --
EQ/LORD ABBETT GROWTH AND INCOME........       0.95%       B          $  9.29           --
EQ/LORD ABBETT GROWTH AND INCOME........       1.20%       B          $  9.18          306
EQ/LORD ABBETT GROWTH AND INCOME........       1.25%       B          $  9.16        1,631
EQ/LORD ABBETT GROWTH AND INCOME........       1.30%       B          $  9.18        1,771
EQ/LORD ABBETT GROWTH AND INCOME........       1.35%       B          $  9.12          205
EQ/LORD ABBETT GROWTH AND INCOME........       1.40%       B          $  9.10          511
EQ/LORD ABBETT GROWTH AND INCOME........       1.50%       B          $  9.06        1,813
EQ/LORD ABBETT GROWTH AND INCOME........       1.55%       B          $  9.03        1,759
EQ/LORD ABBETT GROWTH AND INCOME........       1.60%       B          $  9.01          235
EQ/LORD ABBETT GROWTH AND INCOME........       1.65%       B          $  8.99        4,379

                                     FSA-32

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                     Units
                                            Contract                              Outstanding
                                             charges   Share Class   Unit Value     (000s)
                                           ---------- ------------- ------------ ------------
EQ/LORD ABBETT GROWTH AND INCOME........       1.70%       B          $  8.97          344
EQ/LORD ABBETT GROWTH AND INCOME........       1.80%       B          $  8.93           --
EQ/LORD ABBETT GROWTH AND INCOME........       1.90%       B          $  8.89           --

EQ/LORD ABBETT LARGE CAP CORE...........       0.50%       B          $ 11.25           --
EQ/LORD ABBETT LARGE CAP CORE...........       0.95%       B          $ 11.01           --
EQ/LORD ABBETT LARGE CAP CORE...........       1.20%       B          $ 10.88          532
EQ/LORD ABBETT LARGE CAP CORE...........       1.25%       B          $ 10.86        1,427
EQ/LORD ABBETT LARGE CAP CORE...........       1.30%       B          $ 10.91        2,462
EQ/LORD ABBETT LARGE CAP CORE...........       1.35%       B          $ 10.81          265
EQ/LORD ABBETT LARGE CAP CORE...........       1.40%       B          $ 10.78        1,042
EQ/LORD ABBETT LARGE CAP CORE...........       1.50%       B          $ 10.73        1,881
EQ/LORD ABBETT LARGE CAP CORE...........       1.55%       B          $ 10.71        2,041
EQ/LORD ABBETT LARGE CAP CORE...........       1.60%       B          $ 10.68          241
EQ/LORD ABBETT LARGE CAP CORE...........       1.65%       B          $ 10.66        4,065
EQ/LORD ABBETT LARGE CAP CORE...........       1.70%       B          $ 10.63          455
EQ/LORD ABBETT LARGE CAP CORE...........       1.80%       B          $ 10.58           --
EQ/LORD ABBETT LARGE CAP CORE...........       1.90%       B          $ 10.53            1

EQ/MID CAP INDEX........................       1.30%       A          $ 10.51           --
EQ/MID CAP INDEX........................       1.55%       A          $ 10.50           --
EQ/MID CAP INDEX........................       1.65%       A          $ 10.50           --
EQ/MID CAP INDEX........................       1.70%       A          $ 10.50           --
EQ/MID CAP INDEX........................       0.50%       B          $  9.99           --
EQ/MID CAP INDEX........................       0.95%       B          $  9.57           24
EQ/MID CAP INDEX........................       1.20%       B          $  9.35        7,234
EQ/MID CAP INDEX........................       1.25%       B          $ 10.81        7,651
EQ/MID CAP INDEX........................       1.30%       B          $ 10.76        5,325
EQ/MID CAP INDEX........................       1.35%       B          $  9.22          861
EQ/MID CAP INDEX........................       1.40%       B          $  9.17        9,656
EQ/MID CAP INDEX........................       1.50%       B          $ 10.64       10,281
EQ/MID CAP INDEX........................       1.55%       B          $  9.04        7,799
EQ/MID CAP INDEX........................       1.60%       B          $  9.00        4,410
EQ/MID CAP INDEX........................       1.65%       B          $ 10.54       10,675
EQ/MID CAP INDEX........................       1.70%       B          $  8.92        1,781
EQ/MID CAP INDEX........................       1.80%       B          $  8.83           27
EQ/MID CAP INDEX........................       1.90%       B          $  8.75            3

EQ/MID CAP VALUE PLUS...................       1.30%       A          $ 10.51           --
EQ/MID CAP VALUE PLUS...................       1.55%       A          $ 10.50           --
EQ/MID CAP VALUE PLUS...................       1.65%       A          $ 10.50           --
EQ/MID CAP VALUE PLUS...................       1.70%       A          $ 10.50           --
EQ/MID CAP VALUE PLUS...................       0.50%       B          $ 15.18           --
EQ/MID CAP VALUE PLUS...................       0.95%       B          $ 14.33            8
EQ/MID CAP VALUE PLUS...................       1.20%       B          $ 13.88        5,762
EQ/MID CAP VALUE PLUS...................       1.25%       B          $ 12.22       12,503
EQ/MID CAP VALUE PLUS...................       1.30%       B          $ 12.15        9,184
EQ/MID CAP VALUE PLUS...................       1.35%       B          $ 13.61          838
EQ/MID CAP VALUE PLUS...................       1.40%       B          $ 13.53        8,652
EQ/MID CAP VALUE PLUS...................       1.50%       B          $ 12.03       17,862
EQ/MID CAP VALUE PLUS...................       1.55%       B          $ 13.27        8,258
EQ/MID CAP VALUE PLUS...................       1.60%       B          $ 13.18        3,462
EQ/MID CAP VALUE PLUS...................       1.65%       B          $ 11.92       19,394
EQ/MID CAP VALUE PLUS...................       1.70%       B          $ 13.01        2,158
EQ/MID CAP VALUE PLUS...................       1.80%       B          $ 12.85           31
EQ/MID CAP VALUE PLUS...................       1.90%       B          $ 12.68           10

                                     FSA-33

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                Units
                                       Contract                              Outstanding
                                        charges   Share Class   Unit Value     (000s)
                                      ---------- ------------- ------------ ------------
EQ/MONEY MARKET....................       1.30%       A          $  9.99           11
EQ/MONEY MARKET....................       1.55%       A          $  9.98           11
EQ/MONEY MARKET....................       1.65%       A          $  9.98           --
EQ/MONEY MARKET....................       1.70%       A          $  9.98           --
EQ/MONEY MARKET....................       0.00%       B          $ 44.43           15
EQ/MONEY MARKET....................       0.50%       B          $ 38.52           --
EQ/MONEY MARKET....................       0.95%       B          $ 33.86            1
EQ/MONEY MARKET....................       1.15%       B          $ 11.20           50
EQ/MONEY MARKET....................       1.15%       B          $ 31.97           30
EQ/MONEY MARKET....................       1.20%       B          $ 31.51        1,674
EQ/MONEY MARKET....................       1.25%       B          $ 10.69        5,685
EQ/MONEY MARKET....................       1.30%       B          $ 10.53        8,092
EQ/MONEY MARKET....................       1.35%       B          $ 30.18        1,654
EQ/MONEY MARKET....................       1.40%       B          $ 29.75        2,902
EQ/MONEY MARKET....................       1.50%       B          $ 10.52       12,105
EQ/MONEY MARKET....................       1.55%       B          $ 28.48        3,955
EQ/MONEY MARKET....................       1.55%       B          $ 31.78        1,514
EQ/MONEY MARKET....................       1.60%       B          $ 28.08        2,814
EQ/MONEY MARKET....................       1.65%       B          $ 10.42       19,098
EQ/MONEY MARKET....................       1.70%       B          $ 27.28        1,227
EQ/MONEY MARKET....................       1.70%       B          $ 31.71          141
EQ/MONEY MARKET....................       1.80%       B          $ 26.50            6
EQ/MONEY MARKET....................       1.90%       B          $ 25.74            5

EQ/MONTAG & CALDWELL GROWTH........       1.30%       A          $ 10.28           --
EQ/MONTAG & CALDWELL GROWTH........       1.55%       A          $ 10.27           --
EQ/MONTAG & CALDWELL GROWTH........       1.65%       A          $ 10.27            1
EQ/MONTAG & CALDWELL GROWTH........       1.70%       A          $ 10.27           --
EQ/MONTAG & CALDWELL GROWTH........       0.50%       B          $  5.45           --
EQ/MONTAG & CALDWELL GROWTH........       0.95%       B          $  5.18           --
EQ/MONTAG & CALDWELL GROWTH........       1.20%       B          $  5.04        1,701
EQ/MONTAG & CALDWELL GROWTH........       1.25%       B          $  5.01        3,417
EQ/MONTAG & CALDWELL GROWTH........       1.30%       B          $  2.00        9,924
EQ/MONTAG & CALDWELL GROWTH........       1.35%       B          $  4.96          460
EQ/MONTAG & CALDWELL GROWTH........       1.40%       B          $  4.93        3,761
EQ/MONTAG & CALDWELL GROWTH........       1.50%       B          $  4.87        6,278
EQ/MONTAG & CALDWELL GROWTH........       1.55%       B          $  4.85        6,055
EQ/MONTAG & CALDWELL GROWTH........       1.60%       B          $  4.82        1,089
EQ/MONTAG & CALDWELL GROWTH........       1.65%       B          $  4.79        7,498
EQ/MONTAG & CALDWELL GROWTH........       1.70%       B          $  4.77        1,099
EQ/MONTAG & CALDWELL GROWTH........       1.80%       B          $  4.71           13
EQ/MONTAG & CALDWELL GROWTH........       1.90%       B          $  4.66            1

EQ/MUTUAL LARGE CAP EQUITY.........       1.30%       A          $ 10.24           --
EQ/MUTUAL LARGE CAP EQUITY.........       1.55%       A          $ 10.24           --
EQ/MUTUAL LARGE CAP EQUITY.........       1.65%       A          $ 10.24           --
EQ/MUTUAL LARGE CAP EQUITY.........       1.70%       A          $ 10.24           --
EQ/MUTUAL LARGE CAP EQUITY.........       0.50%       B          $  8.33           --
EQ/MUTUAL LARGE CAP EQUITY.........       0.95%       B          $  8.20            4
EQ/MUTUAL LARGE CAP EQUITY.........       1.20%       B          $  8.14          848
EQ/MUTUAL LARGE CAP EQUITY.........       1.25%       B          $  8.12        2,571
EQ/MUTUAL LARGE CAP EQUITY.........       1.30%       B          $  8.11        5,808
EQ/MUTUAL LARGE CAP EQUITY.........       1.35%       B          $  8.09          173
EQ/MUTUAL LARGE CAP EQUITY.........       1.40%       B          $  8.08        1,104
EQ/MUTUAL LARGE CAP EQUITY.........       1.50%       B          $  8.05        2,182
EQ/MUTUAL LARGE CAP EQUITY.........       1.55%       B          $  8.04        3,613
EQ/MUTUAL LARGE CAP EQUITY.........       1.60%       B          $  8.03          450

                                     FSA-34

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                               Units
                                      Contract                              Outstanding
                                       charges   Share Class   Unit Value     (000s)
                                     ---------- ------------- ------------ ------------
EQ/MUTUAL LARGE CAP EQUITY........       1.65%       B          $  8.01       11,439
EQ/MUTUAL LARGE CAP EQUITY........       1.70%       B          $  8.00        1,402
EQ/MUTUAL LARGE CAP EQUITY........       1.80%       B          $  7.97            1
EQ/MUTUAL LARGE CAP EQUITY........       1.90%       B          $  7.95           --

EQ/OPPENHEIMER GLOBAL.............       1.30%       A          $ 10.18           --
EQ/OPPENHEIMER GLOBAL.............       1.55%       A          $ 10.18           --
EQ/OPPENHEIMER GLOBAL.............       1.65%       A          $ 10.18            1
EQ/OPPENHEIMER GLOBAL.............       1.70%       A          $ 10.18           --
EQ/OPPENHEIMER GLOBAL.............       0.50%       B          $  9.51           --
EQ/OPPENHEIMER GLOBAL.............       0.95%       B          $  9.37           --
EQ/OPPENHEIMER GLOBAL.............       1.20%       B          $  9.29          496
EQ/OPPENHEIMER GLOBAL.............       1.25%       B          $  9.28        1,377
EQ/OPPENHEIMER GLOBAL.............       1.30%       B          $  9.26        3,449
EQ/OPPENHEIMER GLOBAL.............       1.35%       B          $  9.25          187
EQ/OPPENHEIMER GLOBAL.............       1.40%       B          $  9.23          930
EQ/OPPENHEIMER GLOBAL.............       1.50%       B          $  9.20        1,615
EQ/OPPENHEIMER GLOBAL.............       1.55%       B          $  9.18        3,094
EQ/OPPENHEIMER GLOBAL.............       1.60%       B          $  9.17          301
EQ/OPPENHEIMER GLOBAL.............       1.65%       B          $  9.15        5,394
EQ/OPPENHEIMER GLOBAL.............       1.70%       B          $  9.14          860
EQ/OPPENHEIMER GLOBAL.............       1.80%       B          $  9.11           --
EQ/OPPENHEIMER GLOBAL.............       1.90%       B          $  9.08           --

EQ/PIMCO ULTRA SHORT BOND.........       1.30%       A          $  9.99            6
EQ/PIMCO ULTRA SHORT BOND.........       1.55%       A          $  9.98            3
EQ/PIMCO ULTRA SHORT BOND.........       1.65%       A          $  9.98           --
EQ/PIMCO ULTRA SHORT BOND.........       1.70%       A          $  9.98           --
EQ/PIMCO ULTRA SHORT BOND.........       0.50%       B          $ 11.36           --
EQ/PIMCO ULTRA SHORT BOND.........       0.95%       B          $ 11.12           --
EQ/PIMCO ULTRA SHORT BOND.........       1.20%       B          $ 10.99        4,278
EQ/PIMCO ULTRA SHORT BOND.........       1.25%       B          $ 10.96       12,957
EQ/PIMCO ULTRA SHORT BOND.........       1.30%       B          $  9.54       18,851
EQ/PIMCO ULTRA SHORT BOND.........       1.35%       B          $ 10.91        1,795
EQ/PIMCO ULTRA SHORT BOND.........       1.40%       B          $ 10.89        8,807
EQ/PIMCO ULTRA SHORT BOND.........       1.50%       B          $ 10.83       20,961
EQ/PIMCO ULTRA SHORT BOND.........       1.55%       B          $ 10.81       17,971
EQ/PIMCO ULTRA SHORT BOND.........       1.60%       B          $ 10.78        3,688
EQ/PIMCO ULTRA SHORT BOND.........       1.65%       B          $ 10.76       39,919
EQ/PIMCO ULTRA SHORT BOND.........       1.70%       B          $ 10.73        3,673
EQ/PIMCO ULTRA SHORT BOND.........       1.80%       B          $ 10.68           25
EQ/PIMCO ULTRA SHORT BOND.........       1.90%       B          $ 10.63           21

EQ/QUALITY BOND PLUS..............       0.50%       B          $ 18.73           --
EQ/QUALITY BOND PLUS..............       0.95%       B          $ 17.40            2
EQ/QUALITY BOND PLUS..............       1.20%       B          $ 16.70        2,934
EQ/QUALITY BOND PLUS..............       1.25%       B          $ 10.78        5,975
EQ/QUALITY BOND PLUS..............       1.30%       B          $ 10.69        4,912
EQ/QUALITY BOND PLUS..............       1.35%       B          $ 16.29          425
EQ/QUALITY BOND PLUS..............       1.40%       B          $ 16.16        5,096
EQ/QUALITY BOND PLUS..............       1.50%       B          $ 10.61        9,223
EQ/QUALITY BOND PLUS..............       1.55%       B          $ 15.77        3,756
EQ/QUALITY BOND PLUS..............       1.60%       B          $ 15.64        1,604
EQ/QUALITY BOND PLUS..............       1.65%       B          $ 10.51        9,834
EQ/QUALITY BOND PLUS..............       1.70%       B          $ 15.38        1,133
EQ/QUALITY BOND PLUS..............       1.80%       B          $ 15.13            4
EQ/QUALITY BOND PLUS..............       1.90%       B          $ 14.88            8

                                     FSA-35

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                  Units
                                         Contract                              Outstanding
                                          charges   Share Class   Unit Value     (000s)
                                        ---------- ------------- ------------ ------------
EQ/SMALL COMPANY INDEX...............       1.30%       A          $ 10.76            1
EQ/SMALL COMPANY INDEX...............       1.55%       A          $ 10.76           --
EQ/SMALL COMPANY INDEX...............       1.65%       A          $ 10.76           --
EQ/SMALL COMPANY INDEX...............       1.70%       A          $ 10.76           --
EQ/SMALL COMPANY INDEX...............       0.50%       B          $ 14.88           --
EQ/SMALL COMPANY INDEX...............       0.95%       B          $ 14.09            6
EQ/SMALL COMPANY INDEX...............       1.20%       B          $ 13.67        2,399
EQ/SMALL COMPANY INDEX...............       1.25%       B          $ 11.72        3,897
EQ/SMALL COMPANY INDEX...............       1.30%       B          $ 11.64        4,873
EQ/SMALL COMPANY INDEX...............       1.35%       B          $ 13.42          864
EQ/SMALL COMPANY INDEX...............       1.40%       B          $ 13.34        3,860
EQ/SMALL COMPANY INDEX...............       1.50%       B          $ 11.53        5,543
EQ/SMALL COMPANY INDEX...............       1.55%       B          $ 13.10        4,503
EQ/SMALL COMPANY INDEX...............       1.60%       B          $ 13.02        1,522
EQ/SMALL COMPANY INDEX...............       1.65%       B          $ 11.42        7,505
EQ/SMALL COMPANY INDEX...............       1.70%       B          $ 12.86        1,024
EQ/SMALL COMPANY INDEX...............       1.80%       B          $ 12.70           12
EQ/SMALL COMPANY INDEX...............       1.90%       B          $ 12.55            3

EQ/T. ROWE PRICE GROWTH STOCK........       1.30%       A          $ 10.35            3
EQ/T. ROWE PRICE GROWTH STOCK........       1.55%       A          $ 10.35           --
EQ/T. ROWE PRICE GROWTH STOCK........       1.65%       A          $ 10.34           --
EQ/T. ROWE PRICE GROWTH STOCK........       1.70%       A          $ 10.34           --
EQ/T. ROWE PRICE GROWTH STOCK........       0.50%       B          $ 16.84           --
EQ/T. ROWE PRICE GROWTH STOCK........       0.95%       B          $ 15.28            4
EQ/T. ROWE PRICE GROWTH STOCK........       1.20%       B          $ 14.47        1,513
EQ/T. ROWE PRICE GROWTH STOCK........       1.25%       B          $ 14.32        2,034
EQ/T. ROWE PRICE GROWTH STOCK........       1.30%       B          $  5.42        7,194
EQ/T. ROWE PRICE GROWTH STOCK........       1.35%       B          $ 14.01          419
EQ/T. ROWE PRICE GROWTH STOCK........       1.40%       B          $ 13.86        2,357
EQ/T. ROWE PRICE GROWTH STOCK........       1.50%       B          $ 13.56        3,312
EQ/T. ROWE PRICE GROWTH STOCK........       1.55%       B          $ 13.41        3,402
EQ/T. ROWE PRICE GROWTH STOCK........       1.60%       B          $ 13.27        1,232
EQ/T. ROWE PRICE GROWTH STOCK........       1.65%       B          $ 13.12        5,286
EQ/T. ROWE PRICE GROWTH STOCK........       1.70%       B          $ 12.98          610
EQ/T. ROWE PRICE GROWTH STOCK........       1.80%       B          $ 12.70           12
EQ/T. ROWE PRICE GROWTH STOCK........       1.90%       B          $ 12.43           11

EQ/TEMPLETON GLOBAL EQUITY...........       1.30%       A          $ 10.17           --
EQ/TEMPLETON GLOBAL EQUITY...........       1.55%       A          $ 10.17           --
EQ/TEMPLETON GLOBAL EQUITY...........       1.65%       A          $ 10.17           --
EQ/TEMPLETON GLOBAL EQUITY...........       1.70%       A          $ 10.17           --
EQ/TEMPLETON GLOBAL EQUITY...........       0.50%       B          $  8.35           --
EQ/TEMPLETON GLOBAL EQUITY...........       0.95%       B          $  8.22            1
EQ/TEMPLETON GLOBAL EQUITY...........       1.20%       B          $  8.15          503
EQ/TEMPLETON GLOBAL EQUITY...........       1.25%       B          $  8.14        1,698
EQ/TEMPLETON GLOBAL EQUITY...........       1.30%       B          $  8.13        5,026
EQ/TEMPLETON GLOBAL EQUITY...........       1.35%       B          $  8.11          165
EQ/TEMPLETON GLOBAL EQUITY...........       1.40%       B          $  8.10          757
EQ/TEMPLETON GLOBAL EQUITY...........       1.50%       B          $  8.07        1,721
EQ/TEMPLETON GLOBAL EQUITY...........       1.55%       B          $  8.06        3,207
EQ/TEMPLETON GLOBAL EQUITY...........       1.60%       B          $  8.04          355
EQ/TEMPLETON GLOBAL EQUITY...........       1.65%       B          $  8.03        8,585
EQ/TEMPLETON GLOBAL EQUITY...........       1.70%       B          $  8.02          735
EQ/TEMPLETON GLOBAL EQUITY...........       1.80%       B          $  7.99            2
EQ/TEMPLETON GLOBAL EQUITY...........       1.90%       B          $  7.96           --

                                     FSA-36

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                         Units
                                                Contract                              Outstanding
                                                 charges   Share Class   Unit Value     (000s)
                                               ---------- ------------- ------------ ------------
EQ/UBS GROWTH AND INCOME....................       0.50%       B          $  5.30           --
EQ/UBS GROWTH AND INCOME....................       0.95%       B          $  5.04           --
EQ/UBS GROWTH AND INCOME....................       1.20%       B          $  4.90          340
EQ/UBS GROWTH AND INCOME....................       1.25%       B          $  4.88        1,716
EQ/UBS GROWTH AND INCOME....................       1.30%       B          $  1.90        4,312
EQ/UBS GROWTH AND INCOME....................       1.35%       B          $  4.82           80
EQ/UBS GROWTH AND INCOME....................       1.40%       B          $  4.79          639
EQ/UBS GROWTH AND INCOME....................       1.50%       B          $  4.74        3,231
EQ/UBS GROWTH AND INCOME....................       1.55%       B          $  4.71        2,496
EQ/UBS GROWTH AND INCOME....................       1.60%       B          $  4.69          166
EQ/UBS GROWTH AND INCOME....................       1.65%       B          $  4.66        2,887
EQ/UBS GROWTH AND INCOME....................       1.70%       B          $  4.63          166
EQ/UBS GROWTH AND INCOME....................       1.80%       B          $  4.58           --
EQ/UBS GROWTH AND INCOME....................       1.90%       B          $  4.53           --

EQ/VAN KAMPEN COMSTOCK......................       1.30%       A          $ 10.21           --
EQ/VAN KAMPEN COMSTOCK......................       1.55%       A          $ 10.21           --
EQ/VAN KAMPEN COMSTOCK......................       1.65%       A          $ 10.21           --
EQ/VAN KAMPEN COMSTOCK......................       1.70%       A          $ 10.21           --
EQ/VAN KAMPEN COMSTOCK......................       0.50%       B          $  9.41           --
EQ/VAN KAMPEN COMSTOCK......................       0.95%       B          $  9.21            1
EQ/VAN KAMPEN COMSTOCK......................       1.20%       B          $  9.10          361
EQ/VAN KAMPEN COMSTOCK......................       1.25%       B          $  9.08        3,717
EQ/VAN KAMPEN COMSTOCK......................       1.30%       B          $  9.06        2,994
EQ/VAN KAMPEN COMSTOCK......................       1.35%       B          $  9.04          202
EQ/VAN KAMPEN COMSTOCK......................       1.40%       B          $  9.01          694
EQ/VAN KAMPEN COMSTOCK......................       1.50%       B          $  8.97        3,068
EQ/VAN KAMPEN COMSTOCK......................       1.55%       B          $  8.95        2,153
EQ/VAN KAMPEN COMSTOCK......................       1.60%       B          $  8.93          427
EQ/VAN KAMPEN COMSTOCK......................       1.65%       B          $  8.91       10,345
EQ/VAN KAMPEN COMSTOCK......................       1.70%       B          $  8.89          490
EQ/VAN KAMPEN COMSTOCK......................       1.80%       B          $  8.85            2
EQ/VAN KAMPEN COMSTOCK......................       1.90%       B          $  8.80           --

EQ/VAN KAMPEN MID CAP GROWTH................       1.30%       A          $ 10.21            2
EQ/VAN KAMPEN MID CAP GROWTH................       1.55%       A          $ 10.21            1
EQ/VAN KAMPEN MID CAP GROWTH................       1.65%       A          $ 10.20           --
EQ/VAN KAMPEN MID CAP GROWTH................       1.70%       A          $ 10.20           --
EQ/VAN KAMPEN MID CAP GROWTH................       0.50%       B          $ 13.50           --
EQ/VAN KAMPEN MID CAP GROWTH................       0.95%       B          $ 13.21            4
EQ/VAN KAMPEN MID CAP GROWTH................       1.20%       B          $ 13.06        1,227
EQ/VAN KAMPEN MID CAP GROWTH................       1.25%       B          $ 13.03        3,700
EQ/VAN KAMPEN MID CAP GROWTH................       1.30%       B          $ 13.00        4,560
EQ/VAN KAMPEN MID CAP GROWTH................       1.35%       B          $ 12.97          470
EQ/VAN KAMPEN MID CAP GROWTH................       1.40%       B          $ 12.94        2,331
EQ/VAN KAMPEN MID CAP GROWTH................       1.50%       B          $ 12.87        4,827
EQ/VAN KAMPEN MID CAP GROWTH................       1.55%       B          $ 12.84        5,105
EQ/VAN KAMPEN MID CAP GROWTH................       1.60%       B          $ 12.81          511
EQ/VAN KAMPEN MID CAP GROWTH................       1.65%       B          $ 12.78        7,909
EQ/VAN KAMPEN MID CAP GROWTH................       1.70%       B          $ 12.75          885
EQ/VAN KAMPEN MID CAP GROWTH................       1.80%       B          $ 12.69           --
EQ/VAN KAMPEN MID CAP GROWTH................       1.90%       B          $ 12.63           --

FIDELITY(R) VIP CONTRAFUND PORTFOLIO........       1.30%       B          $ 10.37            1
FIDELITY(R) VIP CONTRAFUND PORTFOLIO........       1.55%       B          $ 10.37           --
FIDELITY(R) VIP CONTRAFUND PORTFOLIO........       1.65%       B          $ 10.37           --
FIDELITY(R) VIP CONTRAFUND PORTFOLIO........       1.70%       B          $ 10.37            1

                                     FSA-37

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                                        Units
                                                               Contract                              Outstanding
                                                                charges   Share Class   Unit Value     (000s)
                                                              ---------- ------------- ------------ ------------
FIDELITY(R) VIP MID CAP PORTFOLIO..........................       1.30%       B          $ 10.17          1
FIDELITY(R) VIP MID CAP PORTFOLIO..........................       1.55%       B          $ 10.17         --
FIDELITY(R) VIP MID CAP PORTFOLIO..........................       1.65%       B          $ 10.17         --
FIDELITY(R) VIP MID CAP PORTFOLIO..........................       1.70%       B          $ 10.17         --

FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.................       1.30%       B          $ 10.14          2
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.................       1.55%       B          $ 10.13         --
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.................       1.65%       B          $ 10.13         --
FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO.................       1.70%       B          $ 10.13         --

FRANKLIN STRATEGIC INCOME SECURITIES FUND..................       1.30%       B          $ 10.15          5
FRANKLIN STRATEGIC INCOME SECURITIES FUND..................       1.55%       B          $ 10.15         --
FRANKLIN STRATEGIC INCOME SECURITIES FUND..................       1.65%       B          $ 10.15         --
FRANKLIN STRATEGIC INCOME SECURITIES FUND..................       1.70%       B          $ 10.15         --

GOLDMAN SACHS VIT MID CAP VALUE FUND.......................       1.30%       B          $ 10.48         --
GOLDMAN SACHS VIT MID CAP VALUE FUND.......................       1.55%       B          $ 10.47         --
GOLDMAN SACHS VIT MID CAP VALUE FUND.......................       1.65%       B          $ 10.47         --
GOLDMAN SACHS VIT MID CAP VALUE FUND.......................       1.70%       B          $ 10.47         --

IVY FUNDS VIP DIVIDEND OPPORTUNITIES.......................       1.30%       B          $ 10.15         --
IVY FUNDS VIP DIVIDEND OPPORTUNITIES.......................       1.55%       B          $ 10.15         --
IVY FUNDS VIP DIVIDEND OPPORTUNITIES.......................       1.65%       B          $ 10.15         --
IVY FUNDS VIP DIVIDEND OPPORTUNITIES.......................       1.70%       B          $ 10.15          1

IVY FUNDS VIP ENERGY.......................................       1.30%       B          $ 10.32         --
IVY FUNDS VIP ENERGY.......................................       1.55%       B          $ 10.32         --
IVY FUNDS VIP ENERGY.......................................       1.65%       B          $ 10.32         --
IVY FUNDS VIP ENERGY.......................................       1.70%       B          $ 10.32         --

IVY FUNDS VIP GLOBAL NATURAL RESOURCES.....................       1.30%       B          $ 10.35          6
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.....................       1.55%       B          $ 10.35         --
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.....................       1.65%       B          $ 10.34         --
IVY FUNDS VIP GLOBAL NATURAL RESOURCES.....................       1.70%       B          $ 10.34          1

IVY FUNDS VIP HIGH INCOME..................................       1.30%       B          $ 10.30          2
IVY FUNDS VIP HIGH INCOME..................................       1.55%       B          $ 10.29         --
IVY FUNDS VIP HIGH INCOME..................................       1.65%       B          $ 10.29         --
IVY FUNDS VIP HIGH INCOME..................................       1.70%       B          $ 10.29         --

IVY FUNDS VIP MID CAP GROWTH...............................       1.30%       B          $ 10.43         --
IVY FUNDS VIP MID CAP GROWTH...............................       1.55%       B          $ 10.42         --
IVY FUNDS VIP MID CAP GROWTH...............................       1.65%       B          $ 10.42         --
IVY FUNDS VIP MID CAP GROWTH...............................       1.70%       B          $ 10.42          2

IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......................       1.30%       B          $ 10.62         --
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......................       1.55%       B          $ 10.62         --
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......................       1.65%       B          $ 10.61         --
IVY FUNDS VIP SCIENCE AND TECHNOLOGY.......................       1.70%       B          $ 10.61         --

IVY FUNDS VIP SMALL CAP GROWTH.............................       1.30%       B          $ 10.57         --
IVY FUNDS VIP SMALL CAP GROWTH.............................       1.55%       B          $ 10.56         --
IVY FUNDS VIP SMALL CAP GROWTH.............................       1.65%       B          $ 10.56         --
IVY FUNDS VIP SMALL CAP GROWTH.............................       1.70%       B          $ 10.56         --

LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO........       1.30%       B          $ 10.21         --
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO........       1.55%       B          $ 10.21         --
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO........       1.65%       B          $ 10.21         --
LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO........       1.70%       B          $ 10.21          2

                                     FSA-38

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                         Units
                                                Contract                              Outstanding
                                                 charges   Share Class   Unit Value     (000s)
                                               ---------- ------------- ------------ ------------
MFS(R) INTERNATIONAL VALUE PORTFOLIO........       1.30%       B          $ 10.09           --
MFS(R) INTERNATIONAL VALUE PORTFOLIO........       1.55%       B          $ 10.08           --
MFS(R) INTERNATIONAL VALUE PORTFOLIO........       1.65%       B          $ 10.08           --
MFS(R) INTERNATIONAL VALUE PORTFOLIO........       1.70%       B          $ 10.08           --

MULTIMANAGER AGGRESSIVE EQUITY..............       0.50%       B          $ 57.33           --
MULTIMANAGER AGGRESSIVE EQUITY..............       0.95%       B          $ 51.43            1
MULTIMANAGER AGGRESSIVE EQUITY..............       1.20%       B          $ 48.41          665
MULTIMANAGER AGGRESSIVE EQUITY..............       1.25%       B          $ 10.29        3,811
MULTIMANAGER AGGRESSIVE EQUITY..............       1.30%       B          $ 10.16        2,900
MULTIMANAGER AGGRESSIVE EQUITY..............       1.35%       B          $ 46.68          317
MULTIMANAGER AGGRESSIVE EQUITY..............       1.40%       B          $ 46.12          984
MULTIMANAGER AGGRESSIVE EQUITY..............       1.50%       B          $ 10.13        6,121
MULTIMANAGER AGGRESSIVE EQUITY..............       1.55%       B          $ 44.47          764
MULTIMANAGER AGGRESSIVE EQUITY..............       1.60%       B          $ 43.93          370
MULTIMANAGER AGGRESSIVE EQUITY..............       1.65%       B          $ 10.03        5,825
MULTIMANAGER AGGRESSIVE EQUITY..............       1.70%       B          $ 42.88          144
MULTIMANAGER AGGRESSIVE EQUITY..............       1.80%       B          $ 41.84            3
MULTIMANAGER AGGRESSIVE EQUITY..............       1.90%       B          $ 40.84           --

MULTIMANAGER CORE BOND......................       0.50%       B          $ 13.95           --
MULTIMANAGER CORE BOND......................       0.95%       B          $ 13.45           --
MULTIMANAGER CORE BOND......................       1.20%       B          $ 13.18        7,850
MULTIMANAGER CORE BOND......................       1.25%       B          $ 12.21        7,470
MULTIMANAGER CORE BOND......................       1.30%       B          $ 12.20        8,726
MULTIMANAGER CORE BOND......................       1.35%       B          $ 13.02          834
MULTIMANAGER CORE BOND......................       1.40%       B          $ 12.97       13,028
MULTIMANAGER CORE BOND......................       1.50%       B          $ 12.01       11,182
MULTIMANAGER CORE BOND......................       1.55%       B          $ 12.81        7,487
MULTIMANAGER CORE BOND......................       1.60%       B          $ 12.76        4,407
MULTIMANAGER CORE BOND......................       1.65%       B          $ 11.90       19,288
MULTIMANAGER CORE BOND......................       1.70%       B          $ 12.66        3,238
MULTIMANAGER CORE BOND......................       1.80%       B          $ 12.55           15
MULTIMANAGER CORE BOND......................       1.90%       B          $ 12.45            3

MULTIMANAGER INTERNATIONAL EQUITY...........       0.50%       B          $ 13.43           --
MULTIMANAGER INTERNATIONAL EQUITY...........       0.95%       B          $ 12.95           --
MULTIMANAGER INTERNATIONAL EQUITY...........       1.20%       B          $ 12.69        2,645
MULTIMANAGER INTERNATIONAL EQUITY...........       1.25%       B          $ 13.71        3,660
MULTIMANAGER INTERNATIONAL EQUITY...........       1.30%       B          $ 13.65        3,873
MULTIMANAGER INTERNATIONAL EQUITY...........       1.35%       B          $ 12.53          439
MULTIMANAGER INTERNATIONAL EQUITY...........       1.40%       B          $ 12.48        4,149
MULTIMANAGER INTERNATIONAL EQUITY...........       1.50%       B          $ 13.49        5,445
MULTIMANAGER INTERNATIONAL EQUITY...........       1.55%       B          $ 12.33        4,312
MULTIMANAGER INTERNATIONAL EQUITY...........       1.60%       B          $ 12.28        1,474
MULTIMANAGER INTERNATIONAL EQUITY...........       1.65%       B          $ 13.36        8,035
MULTIMANAGER INTERNATIONAL EQUITY...........       1.70%       B          $ 12.18          967
MULTIMANAGER INTERNATIONAL EQUITY...........       1.80%       B          $ 12.08            9
MULTIMANAGER INTERNATIONAL EQUITY...........       1.90%       B          $ 11.99            1

MULTIMANAGER LARGE CAP CORE EQUITY..........       0.50%       B          $ 10.67           --
MULTIMANAGER LARGE CAP CORE EQUITY..........       0.95%       B          $ 10.29           --
MULTIMANAGER LARGE CAP CORE EQUITY..........       1.20%       B          $ 10.08        1,573
MULTIMANAGER LARGE CAP CORE EQUITY..........       1.25%       B          $ 10.99          905
MULTIMANAGER LARGE CAP CORE EQUITY..........       1.30%       B          $ 10.94          759
MULTIMANAGER LARGE CAP CORE EQUITY..........       1.35%       B          $  9.96          166
MULTIMANAGER LARGE CAP CORE EQUITY..........       1.40%       B          $  9.92        2,854
MULTIMANAGER LARGE CAP CORE EQUITY..........       1.50%       B          $ 10.81        1,611

                                     FSA-39

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                       Units
                                              Contract                              Outstanding
                                               charges   Share Class   Unit Value     (000s)
                                             ---------- ------------- ------------ ------------
MULTIMANAGER LARGE CAP CORE EQUITY........       1.55%       B          $  9.80        1,086
MULTIMANAGER LARGE CAP CORE EQUITY........       1.60%       B          $  9.76          922
MULTIMANAGER LARGE CAP CORE EQUITY........       1.65%       B          $ 10.71        2,563
MULTIMANAGER LARGE CAP CORE EQUITY........       1.70%       B          $  9.68          452
MULTIMANAGER LARGE CAP CORE EQUITY........       1.80%       B          $  9.60            2
MULTIMANAGER LARGE CAP CORE EQUITY........       1.90%       B          $  9.52           --

MULTIMANAGER LARGE CAP GROWTH.............       0.50%       B          $  8.22           --
MULTIMANAGER LARGE CAP GROWTH.............       0.95%       B          $  7.93           --
MULTIMANAGER LARGE CAP GROWTH.............       1.20%       B          $  7.77        3,233
MULTIMANAGER LARGE CAP GROWTH.............       1.25%       B          $  9.24        2,381
MULTIMANAGER LARGE CAP GROWTH.............       1.30%       B          $  9.21        1,451
MULTIMANAGER LARGE CAP GROWTH.............       1.35%       B          $  7.68          357
MULTIMANAGER LARGE CAP GROWTH.............       1.40%       B          $  7.64        5,891
MULTIMANAGER LARGE CAP GROWTH.............       1.50%       B          $  9.10        3,437
MULTIMANAGER LARGE CAP GROWTH.............       1.55%       B          $  7.55        1,893
MULTIMANAGER LARGE CAP GROWTH.............       1.60%       B          $  7.52        2,237
MULTIMANAGER LARGE CAP GROWTH.............       1.65%       B          $  9.01        3,935
MULTIMANAGER LARGE CAP GROWTH.............       1.70%       B          $  7.46          747
MULTIMANAGER LARGE CAP GROWTH.............       1.80%       B          $  7.40           36
MULTIMANAGER LARGE CAP GROWTH.............       1.90%       B          $  7.34            3

MULTIMANAGER LARGE CAP VALUE..............       0.50%       B          $ 11.76           --
MULTIMANAGER LARGE CAP VALUE..............       0.95%       B          $ 11.34           16
MULTIMANAGER LARGE CAP VALUE..............       1.20%       B          $ 11.11        3,376
MULTIMANAGER LARGE CAP VALUE..............       1.25%       B          $ 11.97        3,372
MULTIMANAGER LARGE CAP VALUE..............       1.30%       B          $ 11.92        3,180
MULTIMANAGER LARGE CAP VALUE..............       1.35%       B          $ 10.98          384
MULTIMANAGER LARGE CAP VALUE..............       1.40%       B          $ 10.93        5,614
MULTIMANAGER LARGE CAP VALUE..............       1.50%       B          $ 11.78        5,400
MULTIMANAGER LARGE CAP VALUE..............       1.55%       B          $ 10.80        3,315
MULTIMANAGER LARGE CAP VALUE..............       1.60%       B          $ 10.76        2,160
MULTIMANAGER LARGE CAP VALUE..............       1.65%       B          $ 11.67        6,264
MULTIMANAGER LARGE CAP VALUE..............       1.70%       B          $ 10.67          860
MULTIMANAGER LARGE CAP VALUE..............       1.80%       B          $ 10.58           32
MULTIMANAGER LARGE CAP VALUE..............       1.90%       B          $ 10.50            3

MULTIMANAGER MID CAP GROWTH...............       0.50%       B          $ 10.06           --
MULTIMANAGER MID CAP GROWTH...............       0.95%       B          $  9.70            1
MULTIMANAGER MID CAP GROWTH...............       1.20%       B          $  9.51        4,099
MULTIMANAGER MID CAP GROWTH...............       1.25%       B          $ 11.61        2,493
MULTIMANAGER MID CAP GROWTH...............       1.30%       B          $ 11.57        1,900
MULTIMANAGER MID CAP GROWTH...............       1.35%       B          $  9.39          367
MULTIMANAGER MID CAP GROWTH...............       1.40%       B          $  9.35        6,425
MULTIMANAGER MID CAP GROWTH...............       1.50%       B          $ 11.43        3,637
MULTIMANAGER MID CAP GROWTH...............       1.55%       B          $  9.24        2,357
MULTIMANAGER MID CAP GROWTH...............       1.60%       B          $  9.20        2,263
MULTIMANAGER MID CAP GROWTH...............       1.65%       B          $ 11.32        4,627
MULTIMANAGER MID CAP GROWTH...............       1.70%       B          $  9.13          810
MULTIMANAGER MID CAP GROWTH...............       1.80%       B          $  9.05           10
MULTIMANAGER MID CAP GROWTH...............       1.90%       B          $  8.98            2

MULTIMANAGER MID CAP VALUE................       0.50%       B          $ 13.24           --
MULTIMANAGER MID CAP VALUE................       0.95%       B          $ 12.77            2
MULTIMANAGER MID CAP VALUE................       1.20%       B          $ 12.52        3,037
MULTIMANAGER MID CAP VALUE................       1.25%       B          $ 13.39        2,352
MULTIMANAGER MID CAP VALUE................       1.30%       B          $ 13.34        2,341
MULTIMANAGER MID CAP VALUE................       1.35%       B          $ 12.37          352

                                     FSA-40

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2009


                                                                                   Units
                                          Contract                              Outstanding
                                           charges   Share Class   Unit Value     (000s)
                                         ---------- ------------- ------------ ------------
MULTIMANAGER MID CAP VALUE............       1.40%       B          $ 12.32        5,142
MULTIMANAGER MID CAP VALUE............       1.50%       B          $ 13.18        3,723
MULTIMANAGER MID CAP VALUE............       1.55%       B          $ 12.17        2,667
MULTIMANAGER MID CAP VALUE............       1.60%       B          $ 12.12        1,844
MULTIMANAGER MID CAP VALUE............       1.65%       B          $ 13.06        4,569
MULTIMANAGER MID CAP VALUE............       1.70%       B          $ 12.02          803
MULTIMANAGER MID CAP VALUE............       1.80%       B          $ 11.92           10
MULTIMANAGER MID CAP VALUE............       1.90%       B          $ 11.82            1

MULTIMANAGER MULTI-SECTOR BOND........       0.50%       B          $ 32.86           --
MULTIMANAGER MULTI-SECTOR BOND........       0.95%       B          $ 29.61            3
MULTIMANAGER MULTI-SECTOR BOND........       1.20%       B          $ 27.94        2,255
MULTIMANAGER MULTI-SECTOR BOND........       1.25%       B          $ 10.47        5,696
MULTIMANAGER MULTI-SECTOR BOND........       1.30%       B          $ 10.34        3,205
MULTIMANAGER MULTI-SECTOR BOND........       1.35%       B          $ 26.98        1,101
MULTIMANAGER MULTI-SECTOR BOND........       1.40%       B          $ 26.67        3,644
MULTIMANAGER MULTI-SECTOR BOND........       1.50%       B          $ 10.30        9,334
MULTIMANAGER MULTI-SECTOR BOND........       1.55%       B          $ 25.75        1,890
MULTIMANAGER MULTI-SECTOR BOND........       1.60%       B          $ 25.45        1,854
MULTIMANAGER MULTI-SECTOR BOND........       1.65%       B          $ 10.21        8,522
MULTIMANAGER MULTI-SECTOR BOND........       1.70%       B          $ 24.86          663
MULTIMANAGER MULTI-SECTOR BOND........       1.80%       B          $ 24.29           10
MULTIMANAGER MULTI-SECTOR BOND........       1.90%       B          $ 23.72           --

MULTIMANAGER SMALL CAP GROWTH.........       0.50%       B          $  7.50           --
MULTIMANAGER SMALL CAP GROWTH.........       0.95%       B          $  7.13            1
MULTIMANAGER SMALL CAP GROWTH.........       1.20%       B          $  6.93          736
MULTIMANAGER SMALL CAP GROWTH.........       1.25%       B          $  6.89        3,951
MULTIMANAGER SMALL CAP GROWTH.........       1.30%       B          $  3.95        7,492
MULTIMANAGER SMALL CAP GROWTH.........       1.35%       B          $  6.82          366
MULTIMANAGER SMALL CAP GROWTH.........       1.40%       B          $  6.78        1,675
MULTIMANAGER SMALL CAP GROWTH.........       1.50%       B          $  6.70        5,666
MULTIMANAGER SMALL CAP GROWTH.........       1.55%       B          $  6.66        4,460
MULTIMANAGER SMALL CAP GROWTH.........       1.60%       B          $  6.63          322
MULTIMANAGER SMALL CAP GROWTH.........       1.65%       B          $  6.59        7,464
MULTIMANAGER SMALL CAP GROWTH.........       1.70%       B          $  6.55          786
MULTIMANAGER SMALL CAP GROWTH.........       1.80%       B          $  6.48            1
MULTIMANAGER SMALL CAP GROWTH.........       1.90%       B          $  6.41           --

MULTIMANAGER SMALL CAP VALUE..........       0.50%       B          $ 14.82           --
MULTIMANAGER SMALL CAP VALUE..........       0.95%       B          $ 14.04            5
MULTIMANAGER SMALL CAP VALUE..........       1.20%       B          $ 13.62        3,946
MULTIMANAGER SMALL CAP VALUE..........       1.25%       B          $ 10.23        5,478
MULTIMANAGER SMALL CAP VALUE..........       1.30%       B          $ 10.17        1,415
MULTIMANAGER SMALL CAP VALUE..........       1.35%       B          $ 13.37        1,914
MULTIMANAGER SMALL CAP VALUE..........       1.40%       B          $ 13.29        5,208
MULTIMANAGER SMALL CAP VALUE..........       1.50%       B          $ 10.07        7,062
MULTIMANAGER SMALL CAP VALUE..........       1.55%       B          $ 13.05        1,909
MULTIMANAGER SMALL CAP VALUE..........       1.60%       B          $ 12.97        2,646
MULTIMANAGER SMALL CAP VALUE..........       1.65%       B          $  9.97        6,164
MULTIMANAGER SMALL CAP VALUE..........       1.70%       B          $ 12.81          586
MULTIMANAGER SMALL CAP VALUE..........       1.80%       B          $ 12.66           29
MULTIMANAGER SMALL CAP VALUE..........       1.90%       B          $ 12.50            6

MULTIMANAGER TECHNOLOGY...............       0.50%       B          $ 10.80           --
MULTIMANAGER TECHNOLOGY...............       0.95%       B          $ 10.42           21
MULTIMANAGER TECHNOLOGY...............       1.20%       B          $ 10.21        2,254
MULTIMANAGER TECHNOLOGY...............       1.25%       B          $ 11.89        2,741

                                     FSA-41

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2009


                                                                                                                   Units
                                                                          Contract                              Outstanding
                                                                           charges   Share Class   Unit Value     (000s)
                                                                         ---------- ------------- ------------ ------------
MULTIMANAGER TECHNOLOGY...............................................       1.30%       B           $ 11.84        3,012
MULTIMANAGER TECHNOLOGY...............................................       1.35%       B           $ 10.08          657
MULTIMANAGER TECHNOLOGY...............................................       1.40%       B           $ 10.04        5,089
MULTIMANAGER TECHNOLOGY...............................................       1.50%       B           $ 11.70        5,807
MULTIMANAGER TECHNOLOGY...............................................       1.55%       B           $  9.92        5,240
MULTIMANAGER TECHNOLOGY...............................................       1.60%       B           $  9.88        2,062
MULTIMANAGER TECHNOLOGY...............................................       1.65%       B           $ 11.59        5,856
MULTIMANAGER TECHNOLOGY...............................................       1.70%       B           $  9.80          766
MULTIMANAGER TECHNOLOGY...............................................       1.80%       B           $  9.72            8
MULTIMANAGER TECHNOLOGY...............................................       1.90%       B           $  9.64           --

PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO........       1.30%       B           $ 10.05           10
PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO........       1.55%       B           $ 10.05           --
PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO........       1.65%       B           $ 10.04           --
PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO........       1.70%       B           $ 10.04           --

PIMCO VARIABLE INSURANCE TRUST REAL RETURN STRATEGY PORTFOLIO.........       1.30%       B           $  9.98            6
PIMCO VARIABLE INSURANCE TRUST REAL RETURN STRATEGY PORTFOLIO.........       1.55%       B           $  9.98           --
PIMCO VARIABLE INSURANCE TRUST REAL RETURN STRATEGY PORTFOLIO.........       1.65%       B           $  9.97            1
PIMCO VARIABLE INSURANCE TRUST REAL RETURN STRATEGY PORTFOLIO.........       1.70%       B           $  9.97           --

PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO.................       1.30%       B           $  9.98            8
PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO.................       1.55%       B           $  9.98           --
PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO.................       1.65%       B           $  9.98           --
PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO.................       1.70%       B           $  9.98           --

PROFUND VP BEAR.......................................................       1.30%       B           $  9.67            1
PROFUND VP BEAR.......................................................       1.55%       B           $  9.66           --
PROFUND VP BEAR.......................................................       1.65%       B           $  9.66           --
PROFUND VP BEAR.......................................................       1.70%       B           $  9.66           --

PROFUND VP BIOTECHNOLOGY..............................................       1.30%       B           $ 10.09           --
PROFUND VP BIOTECHNOLOGY..............................................       1.55%       B           $ 10.09           --
PROFUND VP BIOTECHNOLOGY..............................................       1.65%       B           $ 10.08           --
PROFUND VP BIOTECHNOLOGY..............................................       1.70%       B           $ 10.08           --

TEMPLETON DEVELOPING MARKETS SECURITIES FUND..........................       1.30%       B           $ 10.30            2
TEMPLETON DEVELOPING MARKETS SECURITIES FUND..........................       1.55%       B           $ 10.29           --
TEMPLETON DEVELOPING MARKETS SECURITIES FUND..........................       1.65%       B           $ 10.29           --
TEMPLETON DEVELOPING MARKETS SECURITIES FUND..........................       1.70%       B           $ 10.29           --

TEMPLETON GLOBAL BOND SECURITIES FUND.................................       1.30%       B           $ 10.05            3
TEMPLETON GLOBAL BOND SECURITIES FUND.................................       1.55%       B           $ 10.05           --
TEMPLETON GLOBAL BOND SECURITIES FUND.................................       1.65%       B           $ 10.05           --
TEMPLETON GLOBAL BOND SECURITIES FUND.................................       1.70%       B           $ 10.05           --

VAN ECK WORLDWIDE HARD ASSETS FUND....................................       1.30%       B           $ 10.30            1
VAN ECK WORLDWIDE HARD ASSETS FUND....................................       1.55%       B           $ 10.30           --
VAN ECK WORLDWIDE HARD ASSETS FUND....................................       1.65%       B           $ 10.30           --
VAN ECK WORLDWIDE HARD ASSETS FUND....................................       1.70%       B           $ 10.30           --

The accompanying notes are an integral part of these financial statements.

                                     FSA-42

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                          AIM V.I.          AIM V.I.
                                                        GLOBAL REAL       MID CAP CORE
                                                      ESTATE FUND (b)   EQUITY FUND (b)
                                                     ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................       $--               $--
 Expenses:
  Less: Asset-based charges.........................         1                --
                                                           ---               ---
Net Investment Income (Loss)........................        (1)               --
                                                           ---               ---
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............        --                --
  Realized gain distribution from The Trusts........        --                --
                                                           ---               ---
 Net realized gain (loss)...........................        --                --
                                                           ---               ---
 Change in unrealized appreciation
  (depreciation) of investments.....................        10                (5)
                                                           ---               ---
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        10                (5)
                                                           ---               ---
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................       $ 9               $(5)
                                                           ===               ===



                                                                       AMERICAN CENTURY
                                                         ALL ASSET        VP MID CAP       AXA AGGRESSIVE   AXA BALANCED
                                                      ALLOCATION (b)    VALUE FUND (b)       ALLOCATION     STRATEGY (a)
                                                     ---------------- ------------------ ----------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................       $222             $  3          $    24,943,454   $  955,033
 Expenses:
  Less: Asset-based charges.........................         --               --               37,645,648      274,554
                                                           ----             ----          ---------------   ----------
Net Investment Income (Loss)........................        222                3              (12,702,194)     680,479
                                                           ----             ----          ---------------   ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............         --               --             (240,538,810)     133,154
  Realized gain distribution from The Trusts........        150               --              302,440,732      402,748
                                                           ----             ----          ---------------   ----------
 Net realized gain (loss)...........................        150               --               61,901,922      535,902
                                                           ----             ----          ---------------   ----------
 Change in unrealized appreciation
  (depreciation) of investments.....................        196              (11)             553,620,619      754,528
                                                           ----             ----          ---------------   ----------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        346              (11)             615,522,541    1,290,430
                                                           ----             ----          ---------------   ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................       $568             $ (8)         $   602,820,347   $1,970,909
                                                           ====             ====          ===============   ==========

-------
The accompanying notes are an integral part of these financial statements.
(a) Units were made available for sale on June 8, 2009.
(b) Units were made available for sale on December 14, 2009.

                                     FSA-43

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                      AXA CONSERVATIVE    AXA CONSERVATIVE
                                                         ALLOCATION     GROWTH STRATEGY (a)
                                                     ----------------- ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................   $  39,941,016          $674,279
 Expenses:
  Less: Asset-based charges.........................      25,302,597           158,101
                                                       -------------          --------
Net Investment Income (Loss)........................      14,638,419           516,178
                                                       -------------          --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (81,086,045)           53,032
  Realized gain distribution from The Trusts........      57,869,672           191,333
                                                       -------------          --------
 Net realized gain (loss)...........................     (23,216,373)          244,365
                                                       -------------          --------
 Change in unrealized appreciation
  (depreciation) of investments.....................     157,791,510            82,731
                                                       -------------          --------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................     134,575,137           327,096
                                                       -------------          --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................   $ 149,213,556          $843,274
                                                       =============          ========



                                                      AXA CONSERVATIVE   AXA CONSERVATIVE-PLUS    AXA GROWTH      AXA MODERATE
                                                        STRATEGY (a)           ALLOCATION        STRATEGY (a)      ALLOCATION
                                                     ------------------ ----------------------- -------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................    $   508,923          $  29,240,776        $1,341,180    $    90,223,488
 Expenses:
  Less: Asset-based charges.........................         96,731             22,188,793           570,687         92,907,433
                                                        -----------          -------------        ----------    ---------------
Net Investment Income (Loss)........................        412,192              7,051,983           770,493         (2,683,945)
                                                        -----------          -------------        ----------    ---------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............         29,126            (63,650,130)          112,546       (139,165,511)
  Realized gain distribution from The Trusts........         57,470             93,204,788           842,474        447,853,874
                                                        -----------          -------------        ----------    ---------------
 Net realized gain (loss)...........................         86,596             29,554,658           955,020        308,688,363
                                                        -----------          -------------        ----------    ---------------
 Change in unrealized appreciation
  (depreciation) of investments.....................       (299,450)           156,537,422         3,895,194        647,151,022
                                                        -----------          -------------        ----------    ---------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................       (212,854)           186,092,080         4,850,214        955,839,385
                                                        -----------          -------------        ----------    ---------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................    $   199,338          $ 193,144,063        $5,620,707    $   953,155,440
                                                        ===========          =============        ==========    ===============

-------
The accompanying notes are an integral part of these financial statements.
(a) Units were made available for sale on June 8, 2009.
(b) Units were made available for sale on December 14, 2009.

                                     FSA-44

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                        AXA MODERATE    AXA MODERATE-PLUS      AXA TACTICAL
                                                      GROWTH STRATEGY       ALLOCATION      MANAGER 2000 I (b)
                                                     ----------------- ------------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................     $1,821,625      $  124,893,351           $   165
 Expenses:
  Less: Asset-based charges.........................        647,902         137,883,194                17
                                                         ----------      --------------           -------
Net Investment Income (Loss)........................      1,173,723         (12,989,843)              148
                                                         ----------      --------------           -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............        121,596        (284,668,833)               --
  Realized gain distribution from The Trusts........      1,079,585         845,085,854                --
                                                         ----------      --------------           -------
 Net realized gain (loss)...........................      1,201,181         560,417,021                --
                                                         ----------      --------------           -------
 Change in unrealized appreciation
  (depreciation) of investments.....................      3,128,717       1,232,444,209            34,067
                                                         ----------      --------------           -------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      4,329,898       1,792,861,230            34,067
                                                         ----------      --------------           -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................     $5,503,621      $1,779,871,387           $34,215
                                                         ==========      ==============           =======



                                                                                                 AXA TACTICAL
                                                         AXA TACTICAL        AXA TACTICAL           MANAGER
                                                      MANAGER 400 I (b)   MANAGER 500 I (b)   INTERNATIONAL I (b)
                                                     ------------------- ------------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................       $   217             $   580              $   811
 Expenses:
  Less: Asset-based charges.........................            16                  46                   33
                                                           -------             -------              -------
Net Investment Income (Loss)........................           201                 534                  778
                                                           -------             -------              -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............            --                  --                   --
  Realized gain distribution from The Trusts........            --                  --                  715
                                                           -------             -------              -------
 Net realized gain (loss)...........................            --                  --                  715
                                                           -------             -------              -------
 Change in unrealized appreciation
  (depreciation) of investments.....................        36,489              32,885               25,574
                                                           -------             -------              -------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        36,489              32,885               26,289
                                                           -------             -------              -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................       $36,690             $33,419              $27,067
                                                           =======             =======              =======

-------
The accompanying notes are an integral part of these financial statements.
(a) Units were made available for sale on June 8, 2009.
(b) Units were made available for sale on December 14, 2009.

                                     FSA-45

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                          BLACKROCK GLOBAL       EQ/ALLIANCEBERNSTEIN
                                                      ALLOCATION V.I. FUND (b)       INTERNATIONAL
                                                     -------------------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................          $  1,139              $  14,874,002
 Expenses:
  Less: Asset-based charges.........................                60                  9,183,006
                                                              --------              -------------
Net Investment Income (Loss)........................             1,079                  5,690,996
                                                              --------              -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............                --                (91,509,083)
  Realized gain distribution from The Trusts........                --                         --
                                                              --------              -------------
 Net realized gain (loss)...........................                --                (91,509,083)
                                                              --------              -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................            (2,268)               232,468,311
                                                              --------              -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................            (2,268)               140,959,228
                                                              --------              -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................          $ (1,189)             $ 146,650,224
                                                              ========              =============



                                                                             EQ/AXA FRANKLIN   EQ/BLACKROCK     EQ/BLACKROCK
                                                      EQ/ALLIANCEBERNSTEIN      SMALL CAP       BASIC VALUE     INTERNATIONAL
                                                        SMALL CAP GROWTH       VALUE CORE         EQUITY            VALUE
                                                     ---------------------- ---------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................     $       52,070      $      849,949   $  16,463,074    $  13,245,128
 Expenses:
  Less: Asset-based charges.........................          4,362,202           1,234,568       8,708,356        9,362,483
                                                         --------------      --------------   -------------    -------------
Net Investment Income (Loss)........................         (4,310,132)           (384,619)      7,754,718        3,882,645
                                                         --------------      --------------   -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............        (34,343,729)        (17,913,800)    (35,090,646)     (48,807,629)
  Realized gain distribution from The Trusts........                 --                  --              --               --
                                                         --------------      --------------   -------------    -------------
 Net realized gain (loss)...........................        (34,343,729)        (17,913,800)    (35,090,646)     (48,807,629)
                                                         --------------      --------------   -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................        128,581,249          38,569,835     189,036,589      208,617,978
                                                         --------------      --------------   -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................         94,237,520          20,656,035     153,945,943      159,810,349
                                                         --------------      --------------   -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................     $   89,927,388      $   20,271,416   $ 161,700,661    $ 163,692,994
                                                         ==============      ==============   =============    =============

-------
The accompanying notes are an integral part of these financial statements.
(b) Units were made available for sale on December 14, 2009.


                                     FSA-46

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                      EQ/BOSTON ADVISORS       EQ/CALVERT
                                                        EQUITY INCOME     SOCIALLY RESPONSIBLE
                                                     ------------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................   $    4,197,605         $     95,516
 Expenses:
  Less: Asset-based charges.........................        2,417,840              569,706
                                                       --------------         ------------
Net Investment Income (Loss)........................        1,779,765             (474,190)
                                                       --------------         ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............      (25,947,444)          (3,614,940)
  Realized gain distribution from The Trusts........               --                   --
                                                       --------------         ------------
 Net realized gain (loss)...........................      (25,947,444)          (3,614,940)
                                                       --------------         ------------
 Change in unrealized appreciation
  (depreciation) of investments.....................       43,864,420           14,488,579
                                                       --------------         ------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................       17,916,976           10,873,639
                                                       --------------         ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................   $   19,696,741         $ 10,399,449
                                                       ==============         ============



                                                         EQ/CAPITAL         EQ/CAPITAL         EQ/COMMON         EQ/CORE
                                                      GUARDIAN GROWTH   GUARDIAN RESEARCH     STOCK INDEX      BOND INDEX
                                                     ----------------- ------------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $      941,431      $   8,849,078     $  11,775,585    $   23,670,565
 Expenses:
  Less: Asset-based charges.........................       4,266,378         11,228,995         9,474,270        13,198,765
                                                      --------------      -------------     -------------    --------------
Net Investment Income (Loss)........................      (3,324,947)        (2,379,917)        2,301,315        10,471,800
                                                      --------------      -------------     -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (17,504,333)       (36,538,854)      (47,722,505)      (41,741,742)
  Realized gain distribution from The Trusts........              --                 --                --                --
                                                      --------------      -------------     -------------    --------------
 Net realized gain (loss)...........................     (17,504,333)       (36,538,854)      (47,722,505)      (41,741,742)
                                                      --------------      -------------     -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................     101,412,213        244,976,815       205,511,015        36,863,152
                                                      --------------      -------------     -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      83,907,880        208,437,961       157,788,510        (4,878,590)
                                                      --------------      -------------     -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   80,582,933      $ 206,058,044     $ 160,089,825    $    5,593,210
                                                      ==============      =============     =============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-47

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                       EQ/DAVIS NEW       EQ/EQUITY       EQ/EQUITY
                                                       YORK VENTURE       500 INDEX      GROWTH PLUS
                                                     ---------------- ---------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $    4,804,192   $  19,314,221    $  10,018,475
 Expenses:
  Less: Asset-based charges.........................       4,163,759      14,402,511       17,281,651
                                                      --------------   -------------    -------------
Net Investment Income (Loss)........................         640,433       4,911,710       (7,263,176)
                                                      --------------   -------------    -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (26,279,448)    (61,649,990)     (52,280,543)
  Realized gain distribution from The Trusts........              --       2,819,074               --
                                                      --------------   -------------    -------------
 Net realized gain (loss)...........................     (26,279,448)    (58,830,916)     (52,280,543)
                                                      --------------   -------------    -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................     105,138,412     280,996,890      342,994,624
                                                      --------------   -------------    -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      78,858,964     222,165,974      290,714,081
                                                      --------------   -------------    -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   79,499,397   $ 227,077,684    $ 283,450,905
                                                      ==============   =============    =============



                                                      EQ/EVERGREEN    EQ/FRANKLIN        EQ/FRANKLIN
                                                          OMEGA      CORE BALANCED   TEMPLETON ALLOCATION
                                                     -------------- --------------- ---------------------
Income and Expenses:
 nvestment Income:
  Dividends from The Trusts.........................  $    367,028   $  29,692,576      $  28,150,298
 Expenses:
  Less: Asset-based charges.........................     2,788,468       7,552,501         17,410,196
                                                      ------------   -------------      -------------
Net Investment Income (Loss)........................    (2,421,440)     22,140,075         10,740,102
                                                      ------------   -------------      -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............    (9,138,410)    (41,977,203)       (68,257,655)
  Realized gain distribution from The Trusts........            --              --                 --
                                                      ------------   -------------      -------------
 Net realized gain (loss)...........................    (9,138,410)    (41,977,203)       (68,257,655)
                                                      ------------   -------------      -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................    77,956,029     149,692,792        343,049,903
                                                      ------------   -------------      -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................    68,817,619     107,715,589        274,792,248
                                                      ------------   -------------      -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $ 66,396,179   $ 129,855,664      $ 285,532,350
                                                      ============   =============      =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-48

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                        EQ/GAMCO        EQ/GAMCO
                                                       MERGERS AND   SMALL COMPANY      EQ/GLOBAL
                                                      ACQUISITIONS       VALUE          BOND PLUS
                                                     -------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $         --   $   2,150,947   $    3,158,091
 Expenses:
  Less: Asset-based charges.........................     1,793,681       7,200,981        5,863,255
                                                      ------------   -------------   --------------
Net Investment Income (Loss)........................    (1,793,681)     (5,050,034)      (2,705,164)
                                                      ------------   -------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............    (6,400,132)    (22,466,131)     (24,770,624)
  Realized gain distribution from The Trusts........       633,260              --        1,452,885
                                                      ------------   -------------   --------------
 Net realized gain (loss)...........................    (5,766,872)    (22,466,131)     (23,317,739)
                                                      ------------   -------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................    24,311,739     198,092,476       26,152,690
                                                      ------------   -------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................    18,544,867     175,626,345        2,834,951
                                                      ------------   -------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $ 16,751,186   $ 170,576,311   $      129,787
                                                      ============   =============   ==============



                                                         EQ/GLOBAL      EQ/INTERMEDIATE
                                                        MULTI-SECTOR       GOVERNMENT     EQ/INTERNATIONAL
                                                           EQUITY          BOND INDEX        CORE PLUS
                                                     ----------------- ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $    11,860,644    $   3,890,176     $  19,900,816
 Expenses:
  Less: Asset-based charges.........................       13,199,182        5,727,293         9,391,428
                                                      ---------------    -------------     -------------
Net Investment Income (Loss)........................       (1,338,538)      (1,837,117)       10,509,388
                                                      ---------------    -------------     -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (134,958,138)      (5,818,927)      (46,621,982)
  Realized gain distribution from The Trusts........               --               --                --
                                                      ---------------    -------------     -------------
 Net realized gain (loss)...........................     (134,958,138)      (5,818,927)      (46,621,982)
                                                      ---------------    -------------     -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................      486,494,355       (7,140,455)      225,338,883
                                                      ---------------    -------------     -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      351,536,217      (12,959,382)      178,716,901
                                                      ---------------    -------------     -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   350,197,679    $ (14,796,499)    $ 189,226,289
                                                      ===============    =============     =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-49

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                                             EQ/INTERNATIONAL
                                                      EQ/INTERNATIONAL ETF        GROWTH
                                                     ---------------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................        $164,334         $    2,631,249
 Expenses:
  Less: Asset-based charges.........................             --               3,082,517
                                                            --------         --------------
Net Investment Income (Loss)........................         164,334               (451,268)
                                                            --------         --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............              (1)           (26,477,852)
  Realized gain distribution from The Trusts........          64,866                      --
                                                            --------         --------------
 Net realized gain (loss)...........................          64,865            (26,477,852)
                                                            --------         --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................         151,754             92,760,178
                                                            --------         --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................         216,619             66,282,326
                                                            --------         --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................        $380,953         $   65,831,058
                                                            ========         ==============



                                                          EQ/JPMORGAN        EQ/LARGE CAP     EQ/LARGE CAP     EQ/LARGE CAP
                                                      VALUE OPPORTUNITIES      CORE PLUS      GROWTH INDEX      GROWTH PLUS
                                                     --------------------- ---------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................    $    3,232,082      $    5,940,298   $    5,727,643   $    2,794,843
 Expenses:
  Less: Asset-based charges.........................         3,134,261           1,993,377        3,961,684        3,117,800
                                                        --------------      --------------   --------------   --------------
Net Investment Income (Loss)........................            97,821           3,946,921        1,765,959         (322,957)
                                                        --------------      --------------   --------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............       (29,711,065)        (15,412,420)     (13,310,399)     (12,614,811)
  Realized gain distribution from The Trusts........                --                  --               --               --
                                                        --------------      --------------   --------------   --------------
 Net realized gain (loss)...........................       (29,711,065)        (15,412,420)     (13,310,399)     (12,614,811)
                                                        --------------      --------------   --------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................        89,134,293          42,870,315      100,800,552       75,552,967
                                                        --------------      --------------   --------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        59,423,228          27,457,895       87,490,153       62,938,156
                                                        --------------      --------------   --------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................    $   59,521,049      $   31,404,816   $   89,256,112   $   62,615,199
                                                        ==============      ==============   ==============   ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-50

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                       EQ/LARGE CAP      EQ/LARGE CAP
                                                        VALUE INDEX       VALUE PLUS
                                                     ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $    8,096,912   $    22,859,653
 Expenses:
  Less: Asset-based charges.........................       1,323,688        15,381,569
                                                      --------------   ---------------
Net Investment Income (Loss)........................       6,773,224         7,478,084
                                                      --------------   ---------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (27,527,716)     (116,190,615)
  Realized gain distribution from The Trusts........              --                --
                                                      --------------   ---------------
 Net realized gain (loss)...........................     (27,527,716)     (116,190,615)
                                                      --------------   ---------------
 Change in unrealized appreciation
  (depreciation) of investments.....................      38,402,053       296,761,284
                                                      --------------   ---------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      10,874,337       180,570,669
                                                      --------------   ---------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   17,647,561   $   188,048,753
                                                      ==============   ===============



                                                        EQ/LORD ABBETT    EQ/LORD ABBETT     EQ/MID CAP       EQ/MID CAP
                                                      GROWTH AND INCOME   LARGE CAP CORE       INDEX          VALUE PLUS
                                                     ------------------- ---------------- --------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................   $      745,579     $      826,605   $   6,039,641   $   10,163,157
 Expenses:
  Less: Asset-based charges.........................        1,513,052          1,808,040       8,081,652        8,797,350
                                                       --------------     --------------   -------------   --------------
Net Investment Income (Loss)........................         (767,473)          (981,435)     (2,042,011)       1,365,807
                                                       --------------     --------------   -------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............      (12,823,244)       (10,046,237)    (76,754,441)    (124,353,745)
  Realized gain distribution from The Trusts........               --                 --              --               --
                                                       --------------     --------------   -------------   --------------
 Net realized gain (loss)...........................      (12,823,244)       (10,046,237)    (76,754,441)    (124,353,745)
                                                       --------------     --------------   -------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................       31,280,658         41,151,180     249,782,270       36,575,607
                                                       --------------     --------------   -------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................       18,457,414         31,104,943     173,027,829      (87,778,138)
                                                       --------------     --------------   -------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................   $   17,689,941     $   30,123,508   $ 170,985,818   $  (86,412,331)
                                                       ==============     ==============   =============   ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-51

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                         EQ/MONEY        EQ/MONTAG &
                                                          MARKET       CALDWELL GROWTH
                                                     ---------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $           8    $      591,270
 Expenses:
  Less: Asset-based charges.........................     18,440,074         2,302,593
                                                      -------------    --------------
Net Investment Income (Loss)........................    (18,440,066)       (1,711,323)
                                                      -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............       (233,096)      (14,655,162)
  Realized gain distribution from The Trusts........             --                --
                                                      -------------    --------------
 Net realized gain (loss)...........................       (233,096)      (14,655,162)
                                                      -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................        156,107        55,673,036
                                                      -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        (76,989)       41,017,874
                                                      -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $ (18,517,055)   $   39,306,551
                                                      =============    ==============



                                                          EQ/MUTUAL      EQ/OPPENHEIMER       EQ/PIMCO         EQ/QUALITY
                                                      LARGE CAP EQUITY       GLOBAL       ULTRA SHORT BOND      BOND PLUS
                                                     ------------------ ---------------- ------------------ ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................   $      391,798    $      788,883    $   13,313,175    $   15,246,409
 Expenses:
  Less: Asset-based charges.........................        3,229,718         1,788,395        17,043,301         5,629,440
                                                       --------------    --------------    --------------    --------------
Net Investment Income (Loss)........................       (2,837,920)         (999,512)       (3,730,126)        9,616,969
                                                       --------------    --------------    --------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............      (25,424,474)      (12,845,925)      (38,359,983)      (16,834,854)
  Realized gain distribution from The Trusts........               --                --         2,829,582                --
                                                       --------------    --------------    --------------    --------------
 Net realized gain (loss)...........................      (25,424,474)      (12,845,925)      (35,530,401)      (16,834,854)
                                                       --------------    --------------    --------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................       74,942,306        52,404,085        69,287,120        27,244,526
                                                       --------------    --------------    --------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................       49,517,832        39,558,160        33,756,719        10,409,672
                                                       --------------    --------------    --------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................   $   46,679,912    $   38,558,648    $   30,026,593    $   20,026,641
                                                       ==============    ==============    ==============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-52

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                         EQ/SMALL      EQ/T. ROWE PRICE
                                                       COMPANY INDEX     GROWTH STOCK
                                                     ---------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $    5,081,397    $           --
 Expenses:
  Less: Asset-based charges.........................       4,797,496         3,334,900
                                                      --------------    --------------
Net Investment Income (Loss)........................         283,901        (3,334,900)
                                                      --------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (47,942,631)      (11,405,129)
  Realized gain distribution from The Trusts........              --                --
                                                      --------------    --------------
 Net realized gain (loss)...........................     (47,942,631)      (11,405,129)
                                                      --------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................     125,840,042        93,287,481
                                                      --------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      77,897,411        81,882,352
                                                      --------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   78,181,312    $   78,547,452
                                                      ==============    ==============



                                                       EQ/TEMPLETON          EQ/UBS         EQ/VAN KAMPEN   EQ/VAN KAMPEN
                                                       GLOBAL EQUITY   GROWTH AND INCOME      COMSTOCK      MID CAP GROWTH
                                                     ---------------- ------------------- ---------------- ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $    2,398,888     $    448,409      $    2,724,014   $          --
 Expenses:
  Less: Asset-based charges.........................       2,416,588          784,997           2,854,892       4,344,315
                                                      --------------     ------------      --------------   -------------
Net Investment Income (Loss)........................         (17,700)        (336,588)           (130,878)     (4,344,315)
                                                      --------------     ------------      --------------   -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (20,976,814)      (7,822,551)        (22,515,911)    (25,824,738)
  Realized gain distribution from The Trusts........              --               --                  --              --
                                                      --------------     ------------      --------------   -------------
 Net realized gain (loss)...........................     (20,976,814)      (7,822,551)        (22,515,911)    (25,824,738)
                                                      --------------     ------------      --------------   -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................      62,319,576       22,719,844          68,993,230     155,347,475
                                                      --------------     ------------      --------------   -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      41,342,762       14,897,293          46,477,319     129,522,737
                                                      --------------     ------------      --------------   -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   41,325,062     $ 14,560,705      $   46,346,441   $ 125,178,422
                                                      ==============     ============      ==============   =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-53

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                      FIDELITY(R) VIP  FIDELITY(R) VIP    FIDELITY(R) VIP
                                                        CONTRAFUND         MID CAP       STRATEGIC INCOME
                                                       PORTFOLIO (b)    PORTFOLIO (b)      PORTFOLIO (b)
                                                     ---------------- ----------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................       $--               $--               $--
 Expenses:
  Less: Asset-based charges.........................         1                --                 2
                                                           ---               ---               ---
Net Investment Income (Loss)........................        (1)               --                (2)
                                                           ---               ---               ---
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............        --                --                --
  Realized gain distribution from The Trusts........        --                --                --
                                                           ---               ---               ---
 Net realized gain (loss)...........................        --                --                --
                                                           ---               ---               ---
 Change in unrealized appreciation
  (depreciation) of investments.....................        --                --                21
                                                           ---               ---               ---
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        --                --                21
                                                           ---               ---               ---
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................       $(1)              $--               $19
                                                           ===               ===               ===



                                                      FRANKLIN STRATEGIC    GOLDMAN SACHS     IVY FUNDS VIP
                                                       INCOME SECURITIES     VIT MID CAP        DIVIDEND
                                                           FUND (b)        VALUE FUND (b)   OPPORTUNITIES (b)
                                                     -------------------- ---------------- ------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................        $   --              $--              $ --
 Expenses:
  Less: Asset-based charges.........................            12               --                 1
                                                            ------              ---              ----
Net Investment Income (Loss)........................           (12)              --                (1)
                                                            ------              ---              ----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............            --               --                --
  Realized gain distribution from The Trusts........            --               --                --
                                                            ------              ---              ----
 Net realized gain (loss)...........................            --               --                --
                                                            ------              ---              ----
 Change in unrealized appreciation
  (depreciation) of investments.....................            58               (9)              (35)
                                                            ------              ---              ----
Net Realized and Unrealized Gain (Loss) on
 Investments........................................            58               (9)              (35)
                                                            ------              ---              ----
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................        $   46              $(9)             $(36)
                                                            ======              ===              ====

-------
The accompanying notes are an integral part of these financial statements.
(b) Units were made available for sale on December 14, 2009.


                                     FSA-54

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                                       IVY FUNDS VIP
                                                      IVY FUNDS VIP   GLOBAL NATURAL
                                                        ENERGY (b)     RESOURCES (b)
                                                     --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................      $--             $  --
 Expenses:
  Less: Asset-based charges.........................       --                 9
                                                          ---             -----
Net Investment Income (Loss)........................       --                (9)
                                                          ---             -----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............       --                --
  Realized gain distribution from The Trusts........       --                --
                                                          ---             -----
 Net realized gain (loss)...........................       --                --
                                                          ---             -----
 Change in unrealized appreciation
  (depreciation) of investments.....................       (8)             (370)
                                                          ---             -----
Net Realized and Unrealized Gain (Loss) on
 Investments........................................       (8)             (370)
                                                          ---             -----
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................      $(8)            $(379)
                                                          ===             =====



                                                                        IVY FUNDS VIP   IVY FUNDS VIP
                                                       IVY FUNDS VIP       MID CAP       SCIENCE AND     IVY FUNDS VIP
                                                      HIGH INCOME (b)     GROWTH (b)      TECHNOLOGY    SMALL CAP GROWTH
                                                     ----------------- --------------- --------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................      $   --            $--             $--              $--
 Expenses:
  Less: Asset-based charges.........................          10              1               1               --
                                                          ------            ---             ---              ---
Net Investment Income (Loss)........................         (10)            (1)             (1)              --
                                                          ------            ---             ---              ---
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............          --             --              --               --
  Realized gain distribution from The Trusts........          --             --              --               --
                                                          ------            ---             ---              ---
 Net realized gain (loss)...........................          --             --              --               --
                                                          ------            ---             ---              ---
 Change in unrealized appreciation
  (depreciation) of investments.....................         107             (8)              5               (8)
                                                          ------            ---             ---              ---
Net Realized and Unrealized Gain (Loss) on
 Investments........................................         107             (8)              5               (8)
                                                          ------            ---             ---              ---
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................      $   97            $(9)            $ 4              $(8)
                                                          ======            ===             ===              ===

-------
The accompanying notes are an integral part of these financial statements.
(b) Units were made available for sale on December 14, 2009.


                                     FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                        LAZARD RETIREMENT
                                                        EMERGING MARKETS     MFS(R) INTERNATIONAL
                                                      EQUITY PORTFOLIO (b)      VALUE PORTFOLIO
                                                     ---------------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................          $--                     $--
 Expenses:
  Less: Asset-based charges.........................            1                      --
                                                              ---                     ---
Net Investment Income (Loss)........................           (1)                     --
                                                              ---                     ---
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............           --                      --
  Realized gain distribution from The Trusts........           --                      --
                                                              ---                     ---
 Net realized gain (loss)...........................           --                      --
                                                              ---                     ---
 Change in unrealized appreciation
  (depreciation) of investments.....................           --                      --
                                                              ---                     ---
Net Realized and Unrealized Gain (Loss) on
 Investments........................................           --                      --
                                                              ---                     ---
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................          $(1)                    $--
                                                              ===                     ===



                                                                                          MULTIMANAGER   MULTIMANAGER
                                                         MULTIMANAGER     MULTIMANAGER   INTERNATIONAL     LARGE CAP
                                                      AGGRESSIVE EQUITY     CORE BOND        EQUITY       CORE EQUITY
                                                     ------------------- -------------- --------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................   $      293,191     $ 32,241,641   $   6,317,243   $  1,610,653
 Expenses:
  Less: Asset-based charges.........................        2,083,221       13,183,060       5,787,849      1,586,744
                                                       --------------     ------------   -------------   ------------
Net Investment Income (Loss)........................       (1,790,030)      19,058,581         529,394         23,909
                                                       --------------     ------------   -------------   ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............      (12,286,920)      (4,260,289)    (40,200,014)    (9,143,855)
  Realized gain distribution from The Trusts........               --        2,313,084              --             --
                                                       --------------     ------------   -------------   ------------
 Net realized gain (loss)...........................      (12,286,920)      (1,947,205)    (40,200,014)    (9,143,855)
                                                       --------------     ------------   -------------   ------------
 Change in unrealized appreciation
  (depreciation) of investments.....................       18,886,872       40,797,591     140,444,319     38,805,231
                                                       --------------     ------------   -------------   ------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................        6,599,952       38,850,386     100,244,305     29,661,376
                                                       --------------     ------------   -------------   ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................   $    4,809,922     $ 57,908,967   $ 100,773,699   $ 29,685,285
                                                       ==============     ============   =============   ============

-------
The accompanying notes are an integral part of these financial statements.
(b) Units were made available for sale on December 14, 2009.


                                     FSA-56

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                       MULTIMANAGER     MULTIMANAGER
                                                         LARGE CAP        LARGE CAP
                                                          GROWTH            VALUE
                                                     ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $      289,497   $    6,343,595
 Expenses:
  Less: Asset-based charges.........................       2,638,304        5,111,962
                                                      --------------   --------------
Net Investment Income (Loss)........................      (2,348,807)       1,231,633
                                                      --------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (20,651,082)     (46,653,561)
  Realized gain distribution from The Trusts........              --               --
                                                      --------------   --------------
 Net realized gain (loss)...........................     (20,651,082)     (46,653,561)
                                                      --------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................      78,511,066      112,693,080
                                                      --------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      57,859,984       66,039,519
                                                      --------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   55,511,177   $   67,271,152
                                                      ==============   ==============



                                                       MULTIMANAGER                     MULTIMANAGER     MULTIMANAGER
                                                          MID CAP       MULTIMANAGER    MULTI-SECTOR       SMALL CAP
                                                          GROWTH       MID CAP VALUE        BOND            GROWTH
                                                     ---------------- --------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $           --   $   8,551,261   $   25,191,451   $           --
 Expenses:
  Less: Asset-based charges.........................       3,614,543       4,033,814        7,997,328        2,370,794
                                                      --------------   -------------   --------------   --------------
Net Investment Income (Loss)........................      (3,614,543)      4,517,447       17,194,123       (2,370,794)
                                                      --------------   -------------   --------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (25,660,047)    (35,769,543)     (63,176,365)     (23,652,038)
  Realized gain distribution from The Trusts........              --              --               --               --
                                                      --------------   -------------   --------------   --------------
 Net realized gain (loss)...........................     (25,660,047)    (35,769,543)     (63,176,365)     (23,652,038)
                                                      --------------   -------------   --------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments.....................     114,933,970     131,949,303       87,731,032       74,520,459
                                                      --------------   -------------   --------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      89,273,923      96,179,760       24,554,667       50,868,421
                                                      --------------   -------------   --------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   85,659,380   $ 100,697,207   $   41,748,790   $   48,497,627
                                                      ==============   =============   ==============   ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-57

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                       MULTIMANAGER
                                                         SMALL CAP      MULTIMANAGER
                                                           VALUE         TECHNOLOGY
                                                     ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................  $    3,758,557   $          --
 Expenses:
  Less: Asset-based charges.........................       5,303,818       3,925,576
                                                      --------------   -------------
Net Investment Income (Loss)........................      (1,545,261)     (3,925,576)
                                                      --------------   -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............     (60,110,466)    (24,402,155)
  Realized gain distribution from The Trusts........              --              --
                                                      --------------   -------------
 Net realized gain (loss)...........................     (60,110,466)    (24,402,155)
                                                      --------------   -------------
 Change in unrealized appreciation
  (depreciation) of investments.....................     145,403,986     146,694,797
                                                      --------------   -------------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................      85,293,520     122,292,642
                                                      --------------   -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................  $   83,748,259   $ 118,367,066
                                                      ==============   =============



                                                        PIMCO VARIABLE         PIMCO VARIABLE       PIMCO VARIABLE
                                                        INSURANCE TRUST        INSURANCE TRUST      INSURANCE TRUST
                                                       EMERGING MARKETS          REAL RETURN         TOTAL RETURN    PROFUND VP
                                                      BOND PORTFOLIO (b)   STRATEGY PORTFOLIO (b)    PORTFOLIO (b)    BEAR (b)
                                                     -------------------- ------------------------ ---------------- -----------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................        $  82                 $ --                   $ --           $--
 Expenses:
  Less: Asset-based charges.........................           18                    5                      6             2
                                                            -----                 ----                   ----           ---
Net Investment Income (Loss)........................           64                   (5)                    (6)           (2)
                                                            -----                 ----                   ----           ---
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............           --                   --                     --            --
  Realized gain distribution from The Trusts........           --                    6                     15            --
                                                            -----                 ----                   ----           ---
 Net realized gain (loss)...........................           --                    6                     15            --
                                                            -----                 ----                   ----           ---
 Change in unrealized appreciation
  (depreciation) of investments.....................         (162)                 (21)                   (46)           65
                                                            -----                 ----                   ----           ---
Net Realized and Unrealized Gain (Loss) on
 Investments........................................         (162)                 (15)                   (31)           65
                                                            -----                 ----                   ----           ---
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................        $ (98)                $(20)                  $(37)          $63
                                                            =====                 ====                   ====           ===

-------
The accompanying notes are an integral part of these financial statements.
(b) Units were made available for sale on December 14, 2009.


                                     FSA-58

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR ENDED DECEMBER 31, 2009


                                                          PROFUND VP      TARGET 2035   TARGET 2045
                                                      BIOTECHNOLOGY (b)    ALLOCATION    ALLOCATION
                                                     ------------------- ------------- -------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................        $ --            $ 32,204      $ 31,332
 Expenses:
  Less: Asset-based charges.........................           1                  --            --
                                                            ----            --------      --------
Net Investment Income (Loss)........................          (1)             32,204        31,332
                                                            ----            --------      --------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............          --                  --            --
  Realized gain distribution from The Trusts........          --               2,803         3,755
                                                            ----            --------      --------
 Net realized gain (loss)...........................          --               2,803         3,755
                                                            ----            --------      --------
 Change in unrealized appreciation
  (depreciation) of investments.....................         (35)            152,774       159,872
                                                            ----            --------      --------
Net Realized and Unrealized Gain (Loss) on
 Investments........................................         (35)            155,577       163,627
                                                            ----            --------      --------
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................        $(36)           $187,781      $194,959
                                                            ====            ========      ========



                                                           TEMPLETON             TEMPLETON            VAN ECK
                                                       DEVELOPING MARKETS       GLOBAL BOND       WORLDWIDE HARD
                                                      SECURITIES FUND (b)   SECURITIES FUND (b)   ASSETS FUND (b)
                                                     --------------------- --------------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts.........................        $ --                   $--                $  --
 Expenses:
  Less: Asset-based charges.........................           4                     3                    2
                                                            ----                   ---                -----
Net Investment Income (Loss)........................          (4)                   (3)                  (2)
                                                            ----                   ---                -----
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments...............          --                    --                   --
  Realized gain distribution from The Trusts........          --                    --                   --
                                                            ----                   ---                -----
 Net realized gain (loss)...........................          --                    --                   --
                                                            ----                   ---                -----
 Change in unrealized appreciation
  (depreciation) of investments.....................         174                    45                 (207)
                                                            ----                   ---                -----
Net Realized and Unrealized Gain (Loss) on
 Investments........................................         174                    45                 (207)
                                                            ----                   ---                -----
Net Increase (Decrease) in Net Assets
 Resulting from Operations..........................        $170                   $42                $(209)
                                                            ====                   ===                =====

-------
The accompanying notes are an integral part of these financial statements.
(b) Units were made available for sale on December 14, 2009.


                                     FSA-59

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,


                                                      AIM V.I. GLOBAL         AIM V.I. MID CAP
                                                   REAL ESTATE FUND* (b)   CORE EQUITY FUND* (b)
                                                  ----------------------- -----------------------
                                                            2009                    2009
                                                  ----------------------- -----------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................         $    (1)                 $ --
 Net realized gain (loss) on investments.........              --                    --
 Change in unrealized appreciation
  (depreciation) of investments..................              10                    (5)
                                                          -------                  ----
 Net Increase (decrease) in net assets from
  operations.....................................               9                    (5)
                                                          -------                  ----
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........          11,500                   639
  Transfers between funds including
   guaranteed interest account, net..............              --                    --
  Transfers for contract benefits and
   terminations..................................              --                    --
  Contract maintenance charges...................              --                    --
                                                          -------                  ----
 Net increase (decrease) in net assets from
  contractowners transactions....................          11,500                   639
                                                          -------                  ----
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......               --                    --
                                                          -------                  ----
Increase (Decrease) in Net Assets................          11,509                   634
Net Assets -- Beginning of Period................              --                    --
                                                          -------                  ----
Net Assets -- End of Period......................         $11,509                  $634
                                                          =======                  ====
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              --                    --
 Redeemed........................................              --                    --
                                                          -------                  ----
 Net Increase (Decrease).........................              --                    --
                                                          =======                  ====
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................               1                    --
 Redeemed........................................              --                    --
                                                          -------                  ----
 Net Increase (Decrease).........................               1                    --
                                                          =======                  ====



                                                      ALL ASSET       AMERICAN CENTURY VP      AXA AGGRESSIVE
                                                   ALLOCATION (b)   MID CAP VALUE FUND* (b)      ALLOCATION
                                                  ---------------- ------------------------- ------------------
                                                        2009                  2009                  2009
                                                  ---------------- ------------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................      $   222               $  3              $  (12,702,194)
 Net realized gain (loss) on investments.........          150                 --                  61,901,922
 Change in unrealized appreciation
  (depreciation) of investments..................          196                (11)                553,620,619
                                                       -------               ----              --------------
 Net Increase (decrease) in net assets from
  operations.....................................          568                 (8)                602,820,347
                                                       -------               ----              --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........           --                959                 223,542,346
  Transfers between funds including
   guaranteed interest account, net..............           --                 --                  13,000,917
  Transfers for contract benefits and
   terminations..................................           --                 --                 (85,123,342)
  Contract maintenance charges...................           --                 --                 (39,107,266)
                                                       -------               ----              --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................           --                959                 112,312,655
                                                       -------               ----              --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......         9,942                 --                     (46,646)
                                                       -------               ----              --------------
Increase (Decrease) in Net Assets................       10,510                951                 715,086,356
Net Assets -- Beginning of Period................           --                 --               2,198,631,703
                                                       -------               ----              --------------
Net Assets -- End of Period......................      $10,510               $951              $2,913,718,059
                                                       =======               ====              ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................           --                 --                           3
 Redeemed........................................           --                 --                          --
                                                       -------               ----              --------------
 Net Increase (Decrease).........................           --                 --                           3
                                                       =======               ====              ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           --                 --                      56,105
 Redeemed........................................           --                 --                     (41,587)
                                                       -------               ----              --------------
 Net Increase (Decrease).........................           --                 --                      14,518
                                                       =======               ====              ==============



                                                    AXA AGGRESSIVE
                                                      ALLOCATION
                                                  -------------------
                                                          2008
                                                  -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $       3,936,104
 Net realized gain (loss) on investments.........        131,282,366
 Change in unrealized appreciation
  (depreciation) of investments..................     (1,449,797,143)
                                                   -----------------
 Net Increase (decrease) in net assets from
  operations.....................................     (1,314,578,673)
                                                   -----------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........        779,016,877
  Transfers between funds including
   guaranteed interest account, net..............         75,436,777
  Transfers for contract benefits and
   terminations..................................        (99,788,750)
  Contract maintenance charges...................        (29,008,368)
                                                   -----------------
 Net increase (decrease) in net assets from
  contractowners transactions....................        725,656,536
                                                   -----------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            (405,768)
                                                   -----------------
Increase (Decrease) in Net Assets................       (589,327,905)
Net Assets -- Beginning of Period................      2,787,959,608
                                                   -----------------
Net Assets -- End of Period......................  $   2,198,631,703
                                                   =================
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................                 --
 Redeemed........................................                 --
                                                   -----------------
 Net Increase (Decrease).........................                 --
                                                   =================
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................             87,524
 Redeemed........................................            (26,948)
                                                   -----------------
 Net Increase (Decrease).........................             60,576
                                                   =================

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-60

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                    AXA BALANCED            AXA CONSERVATIVE
                                                    STRATEGY (a)               ALLOCATION
                                                  --------------- -------------------------------------
                                                        2009             2009               2008
                                                  --------------- ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   680,479     $   14,638,419     $   47,036,051
 Net realized gain (loss) on investments.........       535,902        (23,216,373)        (7,608,777)
 Change in unrealized appreciation
  (depreciation) of investments..................       754,528        157,791,510       (159,266,295)
                                                    -----------     --------------     --------------
 Net Increase (decrease) in net assets from
  operations.....................................     1,970,909        149,213,556       (119,839,021)
                                                    -----------     --------------     --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........    79,291,653        152,514,419        224,125,509
  Transfers between funds including
   guaranteed interest account, net..............    12,046,790        377,779,118        820,180,316
  Transfers for contract benefits and
   terminations..................................      (130,041)      (104,850,458)       (87,145,892)
  Contract maintenance charges...................           (70)       (22,090,232)        (9,569,855)
                                                    -----------     --------------     --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    91,208,332        403,352,847        947,590,078
                                                    -----------     --------------     --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......        110,000                 --            327,000
                                                    -----------     --------------     --------------
Increase (Decrease) in Net Assets................    93,289,241        552,566,403        828,078,057
Net Assets -- Beginning of Period................            --      1,340,768,352        512,690,295
                                                    -----------     --------------     --------------
Net Assets -- End of Period......................   $93,289,241     $1,893,334,755     $1,340,768,352
                                                    ===========     ==============     ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................            --                 --                 --
 Redeemed........................................            --                 --                 --
                                                    -----------     --------------     --------------
 Net Increase (Decrease).........................            --                 --                 --
                                                    ===========     ==============     ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         8,389             93,356            113,047
 Redeemed........................................          (114)           (53,577)           (26,206)
                                                    -----------     --------------     --------------
 Net Increase (Decrease).........................         8,275             39,779             86,841
                                                    ===========     ==============     ==============



                                                     AXA CONSERVATIVE    AXA CONSERVATIVE
                                                   GROWTH STRATEGY (a)     STRATEGY (a)
                                                  --------------------- ------------------
                                                           2009                2009
                                                  --------------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................      $   516,178         $   412,192
 Net realized gain (loss) on investments.........          244,365              86,596
 Change in unrealized appreciation
  (depreciation) of investments..................           82,731            (299,450)
                                                       -----------         -----------
 Net Increase (decrease) in net assets from
  operations.....................................          843,274             199,338
                                                       -----------         -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       45,961,434          27,686,539
  Transfers between funds including
   guaranteed interest account, net..............        7,104,601           5,307,743
  Transfers for contract benefits and
   terminations..................................         (106,386)           (122,238)
  Contract maintenance charges...................              (21)                 (2)
                                                       -----------         -----------
 Net increase (decrease) in net assets from
  contractowners transactions....................       52,959,628          32,872,042
                                                       -----------         -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           100,000              99,999
                                                       -----------         -----------
Increase (Decrease) in Net Assets................       53,902,902          33,171,379
Net Assets -- Beginning of Period................               --                  --
                                                       -----------         -----------
Net Assets -- End of Period......................      $53,902,902         $33,171,379
                                                       ===========         ===========
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                 --
 Redeemed........................................               --                 --
                                                       -----------         ----------
 Net Increase (Decrease).........................               --                 --
                                                       ===========         ==========
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................            4,880              3,191
 Redeemed........................................              (47)               (82)
                                                       -----------         ----------
 Net Increase (Decrease).........................            4,833              3,109
                                                       ===========         ==========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-61

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          AXA CONSERVATIVE-PLUS            AXA GROWTH
                                                               ALLOCATION                 STRATEGY (a)
                                                  ------------------------------------- ----------------
                                                         2009               2008              2009
                                                  ------------------ ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $    7,051,983     $   29,928,322     $    770,493
 Net realized gain (loss) on investments.........       29,554,658          6,879,854          955,020
 Change in unrealized appreciation
  (depreciation) of investments..................      156,537,422       (315,384,042)       3,895,194
                                                    --------------     --------------     ------------
 Net Increase (decrease) in net assets from
  operations.....................................      193,144,063       (278,575,866)       5,620,707
                                                    --------------     --------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      144,801,364        292,413,908      169,843,492
  Transfers between funds including
   guaranteed interest account, net..............      205,477,444        309,105,532       21,199,210
  Transfers for contract benefits and
   terminations..................................      (84,418,936)       (97,480,974)        (523,922)
  Contract maintenance charges...................      (18,367,816)       (11,725,004)            (297)
                                                    --------------     --------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      247,492,056        492,313,462      190,518,483
                                                    --------------     --------------     ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            14,000             17,098          110,000
                                                    --------------     --------------     ------------
Increase (Decrease) in Net Assets................      440,650,119        213,754,694      196,249,190
Net Assets -- Beginning of Period................    1,241,918,705      1,028,164,011               --
                                                    --------------     --------------     ------------
Net Assets -- End of Period......................   $1,682,568,824     $1,241,918,705     $196,249,190
                                                    ==============     ==============     ============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                 --               --
 Redeemed........................................               --                 --               --
                                                    --------------     --------------     ------------
 Net Increase (Decrease).........................               --                 --               --
                                                    ==============     ==============     ============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           49,081             66,914           16,746
 Redeemed........................................          (23,515)           (23,283)             (56)
                                                    --------------     --------------     ------------
 Net Increase (Decrease).........................           25,566             43,631           16,690
                                                    ==============     ==============     ============



                                                               AXA MODERATE                  AXA MODERATE
                                                                ALLOCATION                GROWTH STRATEGY (a)
                                                  -------------------------------------- --------------------
                                                         2009                2008                2009
                                                  ------------------ ------------------- --------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   (2,683,945)   $     144,603,235      $  1,173,723
 Net realized gain (loss) on investments.........      308,688,363          240,684,807         1,201,181
 Change in unrealized appreciation
  (depreciation) of investments..................      647,151,022       (2,048,184,961)        3,128,717
                                                    --------------    -----------------      ------------
 Net Increase (decrease) in net assets from
  operations.....................................      953,155,440       (1,662,896,919)        5,503,621
                                                    --------------    -----------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      659,910,353        1,414,673,639       189,621,506
  Transfers between funds including
   guaranteed interest account, net..............      593,807,303          452,134,313        19,930,669
  Transfers for contract benefits and
   terminations..................................     (325,164,385)        (367,318,946)         (335,398)
  Contract maintenance charges...................      (78,875,394)         (55,459,239)              (44)
                                                    --------------    -----------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      849,677,877        1,444,029,767       209,216,733
                                                    --------------    -----------------      ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......             9,500             (242,999)          100,000
                                                    --------------    -----------------      ------------
Increase (Decrease) in Net Assets................    1,802,842,817         (219,110,151)      214,820,354
Net Assets -- Beginning of Period................    5,362,020,192        5,581,130,343                --
                                                    --------------    -----------------      ------------
Net Assets -- End of Period......................   $7,164,863,009    $   5,362,020,192      $214,820,354
                                                    ==============    =================      ============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................                2                   --                --
 Redeemed........................................               --                   --                --
                                                    --------------    -----------------      ------------
 Net Increase (Decrease).........................                2                   --                --
                                                    ==============    =================      ============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          104,723              125,254            18,446
 Redeemed........................................          (33,617)             (26,736)              (75)
                                                    --------------    -----------------      ------------
 Net Increase (Decrease).........................           71,106               98,518            18,371
                                                    ==============    =================      ============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-62

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             AXA MODERATE-PLUS
                                                                ALLOCATION
                                                  ---------------------------------------
                                                          2009                2008
                                                  ------------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   (12,989,843)   $      83,344,261
 Net realized gain (loss) on investments.........       560,417,021          454,578,706
 Change in unrealized appreciation
  (depreciation) of investments..................     1,232,444,209       (4,240,331,255)
                                                    ---------------    -----------------
 Net Increase (decrease) in net assets from
  operations.....................................     1,779,871,387       (3,702,408,288)
                                                    ---------------    -----------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       715,346,985        2,281,673,853
  Transfers between funds including
   guaranteed interest account, net..............       298,695,560          310,927,122
  Transfers for contract benefits and
   terminations..................................      (374,477,153)        (454,122,102)
  Contract maintenance charges...................      (134,003,544)        (102,426,627)
                                                    ---------------    -----------------
 Net increase (decrease) in net assets from
  contractowners transactions....................       505,561,848        2,036,052,246
                                                    ---------------    -----------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            110,647              (30,197)
                                                    ---------------    -----------------
Increase (Decrease) in Net Assets................     2,285,543,882       (1,666,386,239)
Net Assets -- Beginning of Period................     8,197,834,399        9,864,220,638
                                                    ---------------    -----------------
Net Assets -- End of Period......................   $10,483,378,281    $   8,197,834,399
                                                    ===============    =================
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................                33                   --
 Redeemed........................................                --                   --
                                                    ---------------    -----------------
 Net Increase (Decrease).........................                33                   --
                                                    ===============    =================
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           123,441              220,674
 Redeemed........................................           (68,006)             (56,396)
                                                    ---------------    -----------------
 Net Increase (Decrease).........................            55,435              164,278
                                                    ===============    =================



                                                      AXA TACTICAL         AXA TACTICAL        AXA TACTICAL
                                                   MANAGER 2000 I (a)   MANAGER 400 I (a)   MANAGER 500 I (a)
                                                  -------------------- ------------------- -------------------
                                                          2009                 2009                2009
                                                  -------------------- ------------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................       $    148             $    201            $    534
 Net realized gain (loss) on investments.........             --                   --                  --
 Change in unrealized appreciation
  (depreciation) of investments..................         34,067               36,489              32,885
                                                        --------             --------            --------
 Net Increase (decrease) in net assets from
  operations.....................................         34,215               36,690              33,419
                                                        --------             --------            --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........         78,016               74,833             260,178
  Transfers between funds including
   guaranteed interest account, net..............             --                   --                  --
  Transfers for contract benefits and
   terminations..................................             --                   --                  --
  Contract maintenance charges...................             --                   --                  --
                                                        --------             --------            --------
 Net increase (decrease) in net assets from
  contractowners transactions....................         78,016               74,833             260,178
                                                        --------             --------            --------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......         210,000              210,000             210,000
                                                        --------             --------            --------
Increase (Decrease) in Net Assets................        322,231              321,523             503,597
Net Assets -- Beginning of Period................             --                   --                  --
                                                        --------             --------            --------
Net Assets -- End of Period......................       $322,231             $321,523            $503,597
                                                        ========             ========            ========
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                   --                  --
 Redeemed........................................             --                   --                  --
                                                        --------             --------            --------
 Net Increase (Decrease).........................             --                   --                  --
                                                        ========             ========            ========
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................              7                    7                  25
 Redeemed........................................             --                   --                  --
                                                        --------             --------            --------
 Net Increase (Decrease).........................              7                    7                  25
                                                        ========             ========            ========



                                                      AXA TACTICAL
                                                         MANAGER
                                                   INTERNATIONAL I (a)
                                                  --------------------
                                                          2009
                                                  --------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................       $    778
 Net realized gain (loss) on investments.........            715
 Change in unrealized appreciation
  (depreciation) of investments..................         25,574
                                                        --------
 Net Increase (decrease) in net assets from
  operations.....................................         27,067
                                                        --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........         79,714
  Transfers between funds including
   guaranteed interest account, net..............             --
  Transfers for contract benefits and
   terminations..................................             --
  Contract maintenance charges...................             --
                                                        --------
 Net increase (decrease) in net assets from
  contractowners transactions....................         79,714
                                                        --------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......         210,000
                                                        --------
Increase (Decrease) in Net Assets................        316,781
Net Assets -- Beginning of Period................             --
                                                        --------
Net Assets -- End of Period......................       $316,781
                                                        ========
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --
 Redeemed........................................             --
                                                        --------
 Net Increase (Decrease).........................             --
                                                        ========
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................              8
 Redeemed........................................             --
                                                        --------
 Net Increase (Decrease).........................              8
                                                        ========

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-63

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                        BLACKROCK GLOBAL             EQ/ALLIANCEBERNSTEIN
                                                   ALLOCATION V.I. FUND* (b)            INTERNATIONAL
                                                  --------------------------- ----------------------------------
                                                              2009                  2009              2008
                                                  --------------------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................          $  1,079            $   5,690,996    $    12,477,227
 Net realized gain (loss) on investments.........                --              (91,509,083)        24,979,731
 Change in unrealized appreciation
  (depreciation) of investments..................            (2,268)             232,468,311       (689,165,353)
                                                           --------            -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................            (1,189)             146,650,224       (651,708,395)
                                                           --------            -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........           644,972               25,408,173        115,436,752
  Transfers between funds including
   guaranteed interest account, net..............                --              (40,078,664)       (74,025,783)
  Transfers for contract benefits and
   terminations..................................                --              (26,744,869)       (55,977,050)
  Contract maintenance charges...................                --               (9,506,547)       (10,506,171)
                                                           --------            -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................           644,972              (50,921,907)       (25,072,252)
                                                           --------            -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......                 25                   35,500           (150,998)
                                                           --------            -------------    ---------------
Increase (Decrease) in Net Assets................           643,808               95,763,817       (676,931,645)
Net Assets -- Beginning of Period................                --              607,988,616      1,284,920,261
                                                           --------            -------------    ---------------
Net Assets -- End of Period......................          $643,808            $ 703,752,433    $   607,988,616
                                                           ========            =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................                --                       --                 --
 Redeemed........................................                --                       --                 --
                                                           --------            -------------    ---------------
 Net Increase (Decrease).........................                --                       --                 --
                                                           ========            =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................                63                    6,780             10,714
 Redeemed........................................                --                  (11,521)           (12,308)
                                                           --------            -------------    ---------------
 Net Increase (Decrease).........................                63                   (4,741)            (1,594)
                                                           ========            =============    ===============



                                                         EQ/ALLIANCEBERNSTEIN
                                                           SMALL CAP GROWTH
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (4,310,132)   $    (6,084,011)
 Net realized gain (loss) on investments.........    (34,343,729)        (8,309,262)
 Change in unrealized appreciation
  (depreciation) of investments..................    128,581,249       (222,476,523)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     89,927,388       (236,869,796)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     11,021,593         37,063,336
  Transfers between funds including
   guaranteed interest account, net..............    (19,645,959)       (12,427,376)
  Transfers for contract benefits and
   terminations..................................    (15,544,293)       (30,315,140)
  Contract maintenance charges...................     (4,041,448)        (3,982,954)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (28,210,107)        (9,662,134)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......          14,000           (186,999)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     61,731,281       (246,718,929)
Net Assets -- Beginning of Period................    280,421,943        527,140,872
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 342,153,224    $   280,421,943
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,574              5,966
 Redeemed........................................         (5,924)            (6,343)
                                                   -------------    ---------------
 Net Increase (Decrease).........................         (2,350)              (377)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-64

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/AXA FRANKLIN                     EQ/BLACKROCK
                                                        SMALL CAP VALUE CORE                BASIC VALUE EQUITY
                                                  --------------------------------- ----------------------------------
                                                        2009             2008             2009              2008
                                                  ---------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $    (384,619)   $     (282,146)  $   7,754,718    $     1,906,849
 Net realized gain (loss) on investments.........    (17,913,800)       (8,686,880)    (35,090,646)        (6,807,761)
 Change in unrealized appreciation
  (depreciation) of investments..................     38,569,835       (21,900,745)    189,036,589       (305,492,350)
                                                   -------------    --------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     20,271,416       (30,869,771)    161,700,661       (310,393,262)
                                                   -------------    --------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     14,311,029        21,810,440      47,095,848         61,465,787
  Transfers between funds including
   guaranteed interest account, net..............     (1,956,707)       29,154,742      51,752,878         (1,458,766)
  Transfers for contract benefits and
   terminations..................................     (3,890,916)       (3,083,154)    (29,184,159)       (49,860,219)
  Contract maintenance charges...................     (1,258,682)         (794,269)     (8,147,908)        (6,975,396)
                                                   -------------    --------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      7,204,724        47,087,759      61,516,659          3,171,406
                                                   -------------    --------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......               3        (2,911,325)         28,000            109,003
                                                   -------------    --------------   -------------    ---------------
Increase (Decrease) in Net Assets................     27,476,143        13,306,663     223,245,320       (307,112,853)
Net Assets -- Beginning of Period................     74,531,038        61,224,375     522,266,147        829,379,000
                                                   -------------    --------------   -------------    ---------------
Net Assets -- End of Period......................  $ 102,007,181    $   74,531,038   $ 745,511,467    $   522,266,147
                                                   =============    ==============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                --              --                 --
 Redeemed........................................             --                --              --                 --
                                                   -------------    --------------   -------------    ---------------
 Net Increase (Decrease).........................             --                --              --                 --
                                                   =============    ==============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          6,410            10,493          12,385              9,070
 Redeemed........................................         (5,439)           (4,820)         (6,336)            (7,786)
                                                   -------------    --------------   -------------    ---------------
 Net Increase (Decrease).........................            971             5,673           6,049              1,284
                                                   =============    ==============   =============    ===============



                                                             EQ/BLACKROCK
                                                         INTERNATIONAL VALUE
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   3,882,645    $     6,280,675
 Net realized gain (loss) on investments.........    (48,807,629)        21,522,769
 Change in unrealized appreciation
  (depreciation) of investments..................    208,617,978       (506,344,124)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    163,692,994       (478,540,680)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     26,971,529         73,740,015
  Transfers between funds including
   guaranteed interest account, net..............     (1,068,641)       (81,316,769)
  Transfers for contract benefits and
   terminations..................................    (30,573,768)       (57,703,962)
  Contract maintenance charges...................     (8,607,247)        (8,272,098)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (13,278,127)       (73,552,814)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --           (299,000)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................    150,414,867       (552,392,494)
Net Assets -- Beginning of Period................    592,888,008      1,145,280,502
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 743,302,875    $   592,888,008
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              1                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................              1                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          6,779              6,597
 Redeemed........................................         (7,696)           (10,323)
                                                   -------------    ---------------
 Net Increase (Decrease).........................           (917)            (3,726)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-65

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                         EQ/BOSTON ADVISORS                    EQ/CALVERT
                                                            EQUITY INCOME                 SOCIALLY RESPONSIBLE
                                                  --------------------------------- --------------------------------
                                                        2009             2008             2009            2008
                                                  ---------------- ---------------- --------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   1,779,765    $   1,709,506    $   (474,190)   $     (596,506)
 Net realized gain (loss) on investments.........    (25,947,444)      (5,007,006)     (3,614,940)         (675,783)
 Change in unrealized appreciation
  (depreciation) of investments..................     43,864,420      (66,805,964)     14,488,579       (28,608,826)
                                                   -------------    -------------    ------------    --------------
 Net Increase (decrease) in net assets from
  operations.....................................     19,696,741      (70,103,464)     10,399,449       (29,881,115)
                                                   -------------    -------------    ------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     18,478,474       25,954,321       1,296,389         5,781,713
  Transfers between funds including
   guaranteed interest account, net..............     (4,971,161)      10,982,143          77,436         1,659,449
  Transfers for contract benefits and
   terminations..................................     (6,227,957)      (9,708,716)     (1,594,732)       (3,334,442)
  Contract maintenance charges...................     (2,312,153)      (1,874,063)       (592,183)         (526,541)
                                                   -------------    -------------    ------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      4,967,203       25,353,685        (813,090)        3,580,179
                                                   -------------    -------------    ------------    --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --         (127,317)             --           (31,001)
                                                   -------------    -------------    ------------    --------------
Increase (Decrease) in Net Assets................     24,663,944      (44,877,096)      9,586,359       (26,331,937)
Net Assets -- Beginning of Period................    157,471,117      202,348,213      36,094,424        62,426,361
                                                   -------------    -------------    ------------    --------------
Net Assets -- End of Period......................  $ 182,135,061    $ 157,471,117    $ 45,680,783    $   36,094,424
                                                   =============    =============    ============    ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --              --                --
 Redeemed........................................             --               --              --                --
                                                   -------------    -------------    ------------    --------------
 Net Increase (Decrease).........................             --               --              --                --
                                                   =============    =============    ============    ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         14,993           15,282             760             1,822
 Redeemed........................................        (11,017)          (7,368)           (900)           (1,489)
                                                   -------------    -------------    ------------    --------------
 Net Increase (Decrease).........................          3,976            7,914            (140)              333
                                                   =============    =============    ============    ==============



                                                              EQ/CAPITAL
                                                           GUARDIAN GROWTH
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (3,324,947)   $    (4,829,881)
 Net realized gain (loss) on investments.........    (17,504,333)        (3,137,954)
 Change in unrealized appreciation
  (depreciation) of investments..................    101,412,213       (175,765,854)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     80,582,933       (183,733,689)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     10,812,945         36,011,938
  Transfers between funds including
   guaranteed interest account, net..............     (9,163,405)           272,383
  Transfers for contract benefits and
   terminations..................................    (14,604,093)       (24,908,574)
  Contract maintenance charges...................     (4,076,869)        (3,683,428)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (17,031,422)         7,692,319
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --           (314,998)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     63,551,511       (176,356,368)
Net Assets -- Beginning of Period................    263,939,219        440,295,587
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 327,490,730    $   263,939,219
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,817              6,098
 Redeemed........................................         (5,720)            (5,209)
                                                   -------------    ---------------
 Net Increase (Decrease).........................         (1,903)               889
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-66

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/CAPITAL                          EQ/COMMON
                                                           GUARDIAN RESEARCH                    STOCK INDEX (k)
                                                  ------------------------------------ ----------------------------------
                                                         2009               2008             2009              2008
                                                  ------------------ ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $ (2,379,917)     $    (6,249,033)  $   2,301,315    $     1,660,456
 Net realized gain (loss) on investments.........    (36,538,854)          34,860,177     (47,722,505)        (9,877,898)
 Change in unrealized appreciation
  (depreciation) of investments..................    244,976,815         (581,110,378)    205,511,015       (509,119,672)
                                                    ------------      ---------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    206,058,044         (552,499,234)    160,089,825       (517,337,114)
                                                    ------------      ---------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     14,307,833           25,369,585      27,411,518         56,901,214
  Transfers between funds including
   guaranteed interest account, net..............    (34,828,972)        (105,957,845)     16,577,675        (59,248,095)
  Transfers for contract benefits and
   terminations..................................    (50,856,646)         (95,335,590)    (36,812,734)       (75,547,301)
  Contract maintenance charges...................    (10,184,939)         (11,096,916)     (8,842,041)        (8,801,481)
                                                    ------------      ---------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (81,562,724)        (187,020,766)     (1,665,582)       (86,695,663)
                                                    ------------      ---------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              (3)           (58,999)         52,999             78,001
                                                    ------------      ---------------   -------------    ---------------
Increase (Decrease) in Net Assets................    124,495,317         (739,578,999)    158,477,242       (603,954,776)
Net Assets -- Beginning of Period................    757,792,183        1,497,371,182     617,645,189      1,221,599,965
                                                    ------------      ---------------   -------------    ---------------
Net Assets -- End of Period......................   $882,287,500      $   757,792,183   $ 776,122,431    $   617,645,189
                                                    ============      ===============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                   --              --                 --
 Redeemed........................................             --                   --              --                 --
                                                    ------------      ---------------   -------------    ---------------
 Net Increase (Decrease).........................             --                   --              --                 --
                                                    ============      ===============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,268                2,925          18,068              4,910
 Redeemed........................................        (13,083)             (19,878)        (16,682)            (6,642)
                                                    ------------      ---------------   -------------    ---------------
 Net Increase (Decrease).........................         (9,815)             (16,953)          1,386             (1,732)
                                                    ============      ===============   =============    ===============



                                                                EQ/CORE
                                                             BOND INDEX (i)
                                                  ------------------------------------
                                                         2009               2008
                                                  ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   10,471,800    $    28,459,286
 Net realized gain (loss) on investments.........      (41,741,742)       (33,827,360)
 Change in unrealized appreciation
  (depreciation) of investments..................       36,863,152       (114,440,875)
                                                    --------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................        5,593,210       (119,808,949)
                                                    --------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       54,084,596         42,075,735
  Transfers between funds including
   guaranteed interest account, net..............      116,014,734       (172,293,479)
  Transfers for contract benefits and
   terminations..................................      (64,156,687)       (97,989,775)
  Contract maintenance charges...................      (10,743,977)       (10,044,167)
                                                    --------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................       95,198,666       (238,251,686)
                                                    --------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            (4,574)           (76,301)
                                                    --------------    ---------------
Increase (Decrease) in Net Assets................      100,787,302       (358,136,936)
Net Assets -- Beginning of Period................      913,345,047      1,271,481,983
                                                    --------------    ---------------
Net Assets -- End of Period......................   $1,014,132,349    $   913,345,047
                                                    ==============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                 --
 Redeemed........................................               --                 --
                                                    --------------    ---------------
 Net Increase (Decrease).........................               --                 --
                                                    ==============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           45,162              6,426
 Redeemed........................................          (35,945)           (25,935)
                                                    --------------    ---------------
 Net Increase (Decrease).........................            9,217            (19,509)
                                                    ==============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-67

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/DAVIS NEW
                                                             YORK VENTURE                    EQ/EQUITY 500 INDEX
                                                  ---------------------------------- ------------------------------------
                                                        2009              2008              2009               2008
                                                  ---------------- ----------------- ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $     640,433    $    (2,474,216)   $    4,911,710    $     3,267,677
 Net realized gain (loss) on investments.........    (26,279,448)       (11,064,766)      (58,830,916)        13,446,841
 Change in unrealized appreciation
  (depreciation) of investments..................    105,138,412       (130,689,555)      280,996,890       (588,331,784)
                                                   -------------    ---------------    --------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     79,499,397       (144,228,537)      227,077,684       (571,617,266)
                                                   -------------    ---------------    --------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     20,370,499         75,415,343        71,573,078         68,657,789
  Transfers between funds including
   guaranteed interest account, net..............     10,733,646         51,212,766         5,751,524        (44,788,116)
  Transfers for contract benefits and
   terminations..................................    (10,072,230)       (10,623,100)      (53,397,314)      (104,782,497)
  Contract maintenance charges...................     (4,411,886)        (3,106,524)      (12,149,395)       (11,655,065)
                                                   -------------    ---------------    --------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     16,620,029        112,898,485        11,777,893        (92,567,889)
                                                   -------------    ---------------    --------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           8,002         (3,180,596)           39,999           (380,000)
                                                   -------------    ---------------    --------------    ---------------
Increase (Decrease) in Net Assets................     96,127,428        (34,510,648)      238,895,576       (664,565,155)
Net Assets -- Beginning of Period................    242,909,969        277,420,617       912,777,058      1,577,342,213
                                                   -------------    ---------------    --------------    ---------------
Net Assets -- End of Period......................  $ 339,037,397    $   242,909,969    $1,151,672,634    $   912,777,058
                                                   =============    ===============    ==============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --                 3                 --
 Redeemed........................................             --                 --                --                 --
                                                   -------------    ---------------    --------------    ---------------
 Net Increase (Decrease).........................             --                 --                 3                 --
                                                   =============    ===============    ==============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          9,250             17,626            17,357             10,494
 Redeemed........................................         (6,767)            (5,762)          (13,473)           (12,666)
                                                   -------------    ---------------    --------------    ---------------
 Net Increase (Decrease).........................          2,483             11,864             3,884             (2,172)
                                                   =============    ===============    ==============    ===============



                                                          EQ/EQUITY GROWTH PLUS
                                                  -------------------------------------
                                                         2009               2008
                                                  ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   (7,263,176)    $   (8,227,112)
 Net realized gain (loss) on investments.........      (52,280,543)        39,820,399
 Change in unrealized appreciation
  (depreciation) of investments..................      342,994,624       (832,575,684)
                                                    --------------     --------------
 Net Increase (decrease) in net assets from
  operations.....................................      283,450,905       (800,982,397)
                                                    --------------     --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       43,966,701        168,142,262
  Transfers between funds including
   guaranteed interest account, net..............      (83,152,124)       (23,278,056)
  Transfers for contract benefits and
   terminations..................................      (53,534,351)       (92,517,279)
  Contract maintenance charges...................      (17,627,653)       (17,082,652)
                                                    --------------     --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     (110,347,427)        35,264,275
                                                    --------------     --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            (7,448)          (487,000)
                                                    --------------     --------------
Increase (Decrease) in Net Assets................      173,096,030       (766,205,122)
Net Assets -- Beginning of Period................    1,143,654,720      1,909,859,842
                                                    --------------     --------------
Net Assets -- End of Period......................   $1,316,750,750     $1,143,654,720
                                                    ==============     ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                 --
 Redeemed........................................               --                 --
                                                    --------------     --------------
 Net Increase (Decrease).........................               --                 --
                                                    ==============     ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................            7,641             18,185
 Redeemed........................................          (17,554)           (15,258)
                                                    --------------     --------------
 Net Increase (Decrease).........................           (9,913)             2,927
                                                    ==============     ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-68

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/EVERGREEN                        EQ/FRANKLIN
                                                                OMEGA                          CORE BALANCED
                                                  --------------------------------- ------------------------------------
                                                        2009             2008              2009               2008
                                                  ---------------- ---------------- ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $ (2,421,440)   $  (1,287,298)    $ 22,140,075      $    26,339,942
 Net realized gain (loss) on investments.........     (9,138,410)      (4,442,278)     (41,977,203)         (25,473,569)
 Change in unrealized appreciation
  (depreciation) of investments..................     77,956,029      (45,017,948)     149,692,792         (210,034,118)
                                                    ------------    -------------     ------------      ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     66,396,179      (50,747,524)     129,855,664         (209,167,745)
                                                    ------------    -------------     ------------      ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     27,940,701       10,409,823       20,356,133           76,510,415
  Transfers between funds including
   guaranteed interest account, net..............     83,688,347        5,139,584       54,640,839           (8,634,358)
  Transfers for contract benefits and
   terminations..................................     (9,008,466)     (10,628,166)     (25,586,167)         (28,787,766)
  Contract maintenance charges...................     (2,575,434)      (1,701,654)      (7,929,027)          (6,278,297)
                                                    ------------    -------------     ------------      ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    100,045,148        3,219,587       41,481,778           32,809,994
                                                    ------------    -------------     ------------      ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --          (12,300)              (3)        (3,000,828)
                                                    ------------    -------------     ------------      ---------------
Increase (Decrease) in Net Assets................    166,441,327      (47,540,237)     171,337,439         (179,358,579)
Net Assets -- Beginning of Period................    129,004,382      176,544,619      425,712,289          605,070,868
                                                    ------------    -------------     ------------      ---------------
Net Assets -- End of Period......................   $295,445,709    $ 129,004,382     $597,049,728      $   425,712,289
                                                    ============    =============     ============      ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --               --                   --
 Redeemed........................................             --               --               --                   --
                                                    ------------    -------------     ------------      ---------------
 Net Increase (Decrease).........................             --               --               --                   --
                                                    ============    =============     ============      ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         14,711            6,380           15,593               17,101
 Redeemed........................................         (4,717)          (6,001)         (10,086)             (14,077)
                                                    ------------    -------------     ------------      ---------------
 Net Increase (Decrease).........................          9,994              379            5,507                3,024
                                                    ============    =============     ============      ===============



                                                               EQ/FRANKLIN
                                                           TEMPLETON ALLOCATION
                                                  --------------------------------------
                                                          2009                2008
                                                  -------------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................    $   10,740,102      $    35,966,558
 Net realized gain (loss) on investments.........       (68,257,655)         (26,485,382)
 Change in unrealized appreciation
  (depreciation) of investments..................       343,049,903         (501,379,956)
                                                     --------------      ---------------
 Net Increase (decrease) in net assets from
  operations.....................................       285,532,350         (491,898,780)
                                                     --------------      ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........        73,834,498          520,219,218
  Transfers between funds including
   guaranteed interest account, net..............        51,895,312          223,763,310
  Transfers for contract benefits and
   terminations..................................       (48,492,082)         (39,830,059)
  Contract maintenance charges...................       (17,534,193)          (9,501,659)
                                                     --------------      ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................        59,703,535          694,650,810
                                                     --------------      ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......                 (1)           (42,839)
                                                     --------------      ---------------
Increase (Decrease) in Net Assets................       345,235,884          202,709,191
Net Assets -- Beginning of Period................       996,121,628          793,412,437
                                                     --------------      ---------------
Net Assets -- End of Period......................    $1,341,357,512      $   996,121,628
                                                     ==============      ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................                --                   --
 Redeemed........................................                --                   --
                                                     --------------      ---------------
 Net Increase (Decrease).........................                --                   --
                                                     ==============      ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................            26,660               94,300
 Redeemed........................................           (15,841)              (9,168)
                                                     --------------      ---------------
 Net Increase (Decrease).........................            10,819               85,132
                                                     ==============      ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-69

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                          EQ/GAMCO MERGERS                    EQ/GAMCO SMALL
                                                          AND ACQUISITIONS                    COMPANY VALUE
                                                  --------------------------------- ----------------------------------
                                                        2009             2008             2009              2008
                                                  ---------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $ (1,793,681)   $  (1,223,527)   $  (5,050,034)   $    (3,884,593)
 Net realized gain (loss) on investments.........     (5,766,872)       1,037,676      (22,466,131)         6,189,537
 Change in unrealized appreciation
  (depreciation) of investments..................     24,311,739      (20,056,018)     198,092,476       (172,866,113)
                                                    ------------    -------------    -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     16,751,186      (20,241,869)     170,576,311       (170,561,169)
                                                    ------------    -------------    -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      6,583,314       16,641,524       32,344,187         87,585,184
  Transfers between funds including
   guaranteed interest account, net..............     10,433,400      (10,708,187)      49,285,762         28,597,473
  Transfers for contract benefits and
   terminations..................................     (4,763,059)      (5,144,520)     (17,447,466)       (18,342,653)
  Contract maintenance charges...................     (1,934,627)      (1,465,331)      (7,485,896)        (5,098,441)
                                                    ------------    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     10,319,028         (676,514)      56,696,587         92,741,563
                                                    ------------    -------------    -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           1,653          (33,346)          11,001            (45,513)
                                                    ------------    -------------    -------------    ---------------
Increase (Decrease) in Net Assets................     27,071,867      (20,951,729)     227,283,899        (77,865,119)
Net Assets -- Beginning of Period................    111,018,013      131,969,742      392,716,712        470,581,831
                                                    ------------    -------------    -------------    ---------------
Net Assets -- End of Period......................   $138,089,880    $ 111,018,013    $ 620,000,611    $   392,716,712
                                                    ============    =============    =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --                2                 --
 Redeemed........................................             --               --               --                 --
                                                    ------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................             --               --                2                 --
                                                    ============    =============    =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          4,139            3,900            5,849              6,224
 Redeemed........................................         (3,222)          (3,992)          (3,498)            (3,104)
                                                    ------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................            917              (92)           2,351              3,120
                                                    ============    =============    =============    ===============



                                                              EQ/GLOBAL
                                                              BOND PLUS
                                                  ---------------------------------
                                                        2009             2008
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (2,705,164)   $  65,495,492
 Net realized gain (loss) on investments.........    (23,317,739)       7,956,127
 Change in unrealized appreciation
  (depreciation) of investments..................     26,152,690      (67,209,876)
                                                   -------------    -------------
 Net Increase (decrease) in net assets from
  operations.....................................        129,787        6,241,743
                                                   -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     18,603,211       73,793,425
  Transfers between funds including
   guaranteed interest account, net..............      5,029,126      162,751,963
  Transfers for contract benefits and
   terminations..................................    (17,427,569)     (20,102,077)
  Contract maintenance charges...................     (5,422,618)      (3,679,230)
                                                   -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions....................        782,150      212,764,081
                                                   -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           1,000       (5,766,813)
                                                   -------------    -------------
Increase (Decrease) in Net Assets................        912,937      213,239,011
Net Assets -- Beginning of Period................    413,319,116      200,080,105
                                                   -------------    -------------
Net Assets -- End of Period......................  $ 414,232,053    $ 413,319,116
                                                   =============    =============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              2               --
 Redeemed........................................             --               --
                                                   -------------    -------------
 Net Increase (Decrease).........................              2               --
                                                   =============    =============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         11,490           34,200
 Redeemed........................................        (11,571)         (15,567)
                                                   -------------    -------------
 Net Increase (Decrease).........................            (81)          18,633
                                                   =============    =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-70

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                               EQ/GLOBAL
                                                          MULTI-SECTOR EQUITY
                                                  ------------------------------------
                                                         2009               2008
                                                  ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   (1,338,538)   $  (15,752,805)
 Net realized gain (loss) on investments.........     (134,958,138)       65,154,201
 Change in unrealized appreciation
  (depreciation) of investments..................      486,494,355      (985,591,293)
                                                    --------------    --------------
 Net Increase (decrease) in net assets from
  operations.....................................      350,197,679      (936,189,897)
                                                    --------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       38,055,350       174,385,806
  Transfers between funds including
   guaranteed interest account, net..............       97,751,626       (86,789,044)
  Transfers for contract benefits and
   terminations..................................      (37,615,341)      (70,211,440)
  Contract maintenance charges...................      (13,705,969)      (12,474,163)
                                                    --------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................       84,485,666         4,911,159
                                                    --------------    --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            52,000           (61,501)
                                                    --------------    --------------
Increase (Decrease) in Net Assets................      434,735,345      (931,340,239)
Net Assets -- Beginning of Period................      696,117,827     1,627,458,066
                                                    --------------    --------------
Net Assets -- End of Period......................   $1,130,853,172    $  696,117,827
                                                    ==============    ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................                2                --
 Redeemed........................................               --                --
                                                    --------------    --------------
 Net Increase (Decrease).........................                2                --
                                                    ==============    ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           18,642            16,383
 Redeemed........................................          (13,429)          (15,994)
                                                    --------------    --------------
 Net Increase (Decrease).........................            5,213               389
                                                    ==============    ==============



                                                           EQ/INTERMEDIATE                   EQ/INTERNATIONAL
                                                        GOVERNMENT BOND INDEX                   CORE PLUS
                                                  --------------------------------- ----------------------------------
                                                        2009             2008             2009              2008
                                                  ---------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (1,837,117)   $   7,821,746    $  10,509,388    $        93,764
 Net realized gain (loss) on investments.........     (5,818,927)      (1,366,840)     (46,621,982)        23,751,257
 Change in unrealized appreciation
  (depreciation) of investments..................     (7,140,455)       1,364,716      225,338,883       (488,516,584)
                                                   -------------    -------------    -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    (14,796,499)       7,819,622      189,226,289       (464,671,563)
                                                   -------------    -------------    -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     43,007,605       42,004,283       44,406,216         53,379,072
  Transfers between funds including
   guaranteed interest account, net..............    (27,226,727)      94,974,307       19,939,424          9,893,762
  Transfers for contract benefits and
   terminations..................................    (28,373,545)     (36,984,246)     (29,905,952)       (59,946,839)
  Contract maintenance charges...................     (4,494,560)      (3,042,890)      (8,681,146)        (8,694,364)
                                                   -------------    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (17,087,227)      96,951,454       25,758,542         (5,368,369)
                                                   -------------    -------------    -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --         (120,000)          13,199                 --
                                                   -------------    -------------    -------------    ---------------
Increase (Decrease) in Net Assets................    (31,883,726)     104,651,076      214,998,030       (470,039,932)
Net Assets -- Beginning of Period................    401,670,396      297,019,320      554,322,481      1,024,362,413
                                                   -------------    -------------    -------------    ---------------
Net Assets -- End of Period......................  $ 369,786,670    $ 401,670,396    $ 769,320,511    $   554,322,481
                                                   =============    =============    =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --               --                 --
 Redeemed........................................             --               --               --                 --
                                                   -------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................             --               --               --                 --
                                                   =============    =============    =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         14,039           19,978           10,926             10,626
 Redeemed........................................        (14,458)         (11,686)          (8,760)           (11,142)
                                                   -------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................           (419)           8,292            2,166               (516)
                                                   =============    =============    =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-71

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                         EQ/INTERNATIONAL
                                                      EQ/INTERNATIONAL ETF                    GROWTH
                                                  ----------------------------- ----------------------------------
                                                       2009           2008            2009              2008
                                                  ------------- --------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  164,334    $     152,463   $    (451,268)   $    (1,175,603)
 Net realized gain (loss) on investments.........      64,865         (319,534)    (26,477,852)        (9,610,248)
 Change in unrealized appreciation
  (depreciation) of investments..................     151,754       (1,432,902)     92,760,178       (105,847,924)
                                                   ----------    -------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     380,953       (1,599,973)     65,831,058       (116,633,775)
                                                   ----------    -------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........          --               --      16,047,281         44,238,330
  Transfers between funds including
   guaranteed interest account, net..............          --               --      33,138,245         14,441,973
  Transfers for contract benefits and
   terminations..................................          --               --      (7,613,344)        (9,281,621)
  Contract maintenance charges...................          --               --      (3,283,507)        (2,559,727)
                                                   ----------    -------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................          --               --      38,288,675         46,838,955
                                                   ----------    -------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           --         (500,000)             --            103,999
                                                   ----------    -------------   -------------    ---------------
Increase (Decrease) in Net Assets................     380,953       (2,099,973)    104,119,733        (69,690,821)
Net Assets -- Beginning of Period................   1,603,884        3,703,857     168,048,135        237,738,956
                                                   ----------    -------------   -------------    ---------------
Net Assets -- End of Period......................  $1,984,837    $   1,603,884   $ 272,167,868    $   168,048,135
                                                   ==========    =============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................          --               --              --                 --
 Redeemed........................................          --               --              --                 --
                                                   ----------    -------------   -------------    ---------------
 Net Increase (Decrease).........................          --               --              --                 --
                                                   ==========    =============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          --               --          10,081             11,798
 Redeemed........................................          --               --          (5,593)            (7,568)
                                                   ----------    -------------   -------------    ---------------
 Net Increase (Decrease).........................          --               --           4,488              4,230
                                                   ==========    =============   =============    ===============



                                                             EQ/JPMORGAN
                                                         VALUE OPPORTUNITIES
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $      97,821    $     1,064,921
 Net realized gain (loss) on investments.........    (29,711,065)       (16,710,861)
 Change in unrealized appreciation
  (depreciation) of investments..................     89,134,293       (141,195,370)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     59,521,049       (156,841,310)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      6,531,889         10,736,796
  Transfers between funds including
   guaranteed interest account, net..............        180,925        (25,761,728)
  Transfers for contract benefits and
   terminations..................................    (16,280,971)       (35,229,962)
  Contract maintenance charges...................     (2,183,887)        (2,218,023)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (11,752,044)       (52,472,917)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --           (266,998)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     47,769,005       (209,581,225)
Net Assets -- Beginning of Period................    210,569,258        420,150,483
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 258,338,263    $   210,569,258
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,078              1,967
 Redeemed........................................         (4,372)            (6,183)
                                                   -------------    ---------------
 Net Increase (Decrease).........................         (1,294)            (4,216)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-72

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/LARGE CAP                       EQ/LARGE CAP
                                                              CORE PLUS                         GROWTH INDEX
                                                  ---------------------------------- ----------------------------------
                                                        2009              2008             2009              2008
                                                  ---------------- ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   3,946,921    $    (2,128,351)  $   1,765,959    $    (4,384,494)
 Net realized gain (loss) on investments.........    (15,412,420)        (8,730,231)    (13,310,399)          (753,175)
 Change in unrealized appreciation
  (depreciation) of investments..................     42,870,315        (75,404,584)    100,800,552       (145,142,612)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     31,404,816        (86,263,166)     89,256,112       (150,280,281)
                                                   -------------    ---------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      5,079,841          5,525,159       6,243,861         24,221,650
  Transfers between funds including
   guaranteed interest account, net..............       (335,448)       (10,481,074)      5,339,497         (6,728,431)
  Transfers for contract benefits and
   terminations..................................    (10,302,564)       (21,858,504)    (17,160,470)       (29,710,764)
  Contract maintenance charges...................     (1,417,449)        (1,432,614)     (3,258,354)        (2,752,474)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     (6,975,620)       (28,247,033)     (8,835,466)       (14,970,019)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --                 --      (9,101,306)            17,000
                                                   -------------    ---------------   -------------    ---------------
Increase (Decrease) in Net Assets................     24,429,196       (114,510,199)     71,319,340       (165,233,300)
Net Assets -- Beginning of Period................    129,360,305        243,870,504     245,932,260        411,165,560
                                                   -------------    ---------------   -------------    ---------------
Net Assets -- End of Period......................  $ 153,789,501    $   129,360,305   $ 317,251,600    $   245,932,260
                                                   =============    ===============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --              --                 --
 Redeemed........................................             --                 --              --                 --
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................             --                 --              --                 --
                                                   =============    ===============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          2,386              1,617           6,245              6,807
 Redeemed........................................         (3,435)            (4,811)         (8,515)           (10,140)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................         (1,049)            (3,194)         (2,270)            (3,333)
                                                   =============    ===============   =============    ===============



                                                             EQ/LARGE CAP
                                                             GROWTH PLUS
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $    (322,957)   $    (3,847,420)
 Net realized gain (loss) on investments.........    (12,614,811)         3,819,000
 Change in unrealized appreciation
  (depreciation) of investments..................     75,552,967       (134,073,469)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     62,615,199       (134,101,889)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     14,839,377         23,776,388
  Transfers between funds including
   guaranteed interest account, net..............     (3,677,177)       (34,904,608)
  Transfers for contract benefits and
   terminations..................................    (11,850,074)       (22,544,757)
  Contract maintenance charges...................     (2,477,109)        (2,362,155)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     (3,164,983)       (36,035,132)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --           (226,500)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     59,450,216       (170,363,521)
Net Assets -- Beginning of Period................    193,224,784        363,588,305
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 252,675,000    $   193,224,784
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,789              5,289
 Redeemed........................................         (4,054)            (8,073)
                                                   -------------    ---------------
 Net Increase (Decrease).........................           (265)            (2,784)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-73

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             EQ/LARGE CAP
                                                             VALUE INDEX
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   6,773,224    $      (173,543)
 Net realized gain (loss) on investments.........    (27,527,716)       (14,982,245)
 Change in unrealized appreciation
  (depreciation) of investments..................     38,402,053        (88,532,502)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     17,647,561       (103,688,290)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      7,374,072         14,398,302
  Transfers between funds including
   guaranteed interest account, net..............      7,431,830         (9,927,410)
  Transfers for contract benefits and
   terminations..................................     (3,337,593)        (6,397,649)
  Contract maintenance charges...................     (1,422,213)        (1,535,834)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     10,046,096         (3,462,591)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --                 --
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     27,693,657       (107,150,881)
Net Assets -- Beginning of Period................     76,510,005        183,660,886
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 104,203,662    $    76,510,005
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          7,169              4,886
 Redeemed........................................         (4,403)            (5,297)
                                                   -------------    ---------------
 Net Increase (Decrease).........................          2,766               (411)
                                                   =============    ===============



                                                               EQ/LARGE CAP                       EQ/LORD ABBETT
                                                                VALUE PLUS                       GROWTH AND INCOME
                                                  -------------------------------------- ---------------------------------
                                                         2009                2008              2009             2008
                                                  ------------------ ------------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $    7,478,084    $      23,923,165   $    (767,473)   $       83,982
 Net realized gain (loss) on investments.........     (116,190,615)         (33,805,389)    (12,823,244)       (3,353,099)
 Change in unrealized appreciation
  (depreciation) of investments..................      296,761,284         (936,768,121)     31,280,658       (52,452,677)
                                                    --------------    -----------------   -------------    --------------
 Net Increase (decrease) in net assets from
  operations.....................................      188,048,753         (946,650,345)     17,689,941       (55,721,794)
                                                    --------------    -----------------   -------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       12,883,006           55,111,908       9,687,585        14,924,350
  Transfers between funds including
   guaranteed interest account, net..............      (59,306,982)        (196,962,458)      2,488,722        (5,583,383)
  Transfers for contract benefits and
   terminations..................................      (60,484,252)        (129,154,256)     (4,487,121)       (6,293,266)
  Contract maintenance charges...................      (14,986,398)         (17,490,591)     (1,495,789)       (1,322,119)
                                                    --------------    -----------------   -------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     (121,894,626)        (288,495,397)      6,193,397         1,725,582
                                                    --------------    -----------------   -------------    --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......                --               64,001              --        (3,650,654)
                                                    --------------    -----------------   -------------    --------------
Increase (Decrease) in Net Assets................       66,154,127       (1,235,081,741)     23,883,338       (57,646,866)
Net Assets -- Beginning of Period................    1,114,995,607        2,350,077,348      93,546,882       151,193,748
                                                    --------------    -----------------   -------------    --------------
Net Assets -- End of Period......................   $1,181,149,734    $   1,114,995,607   $ 117,430,220    $   93,546,882
                                                    ==============    =================   =============    ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                   --              --                --
 Redeemed........................................               --                   --              --                --
                                                    --------------    -----------------   -------------    --------------
 Net Increase (Decrease).........................               --                   --              --                --
                                                    ==============    =================   =============    ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................            2,747                5,339           3,916             2,682
 Redeemed........................................          (16,468)             (27,652)         (2,969)           (2,490)
                                                    --------------    -----------------   -------------    --------------
 Net Increase (Decrease).........................          (13,721)             (22,313)            947               192
                                                    ==============    =================   =============    ==============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-74

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                           EQ/LORD ABBETT                       EQ/MID CAP
                                                           LARGE CAP CORE                         INDEX
                                                  --------------------------------- ----------------------------------
                                                        2009             2008             2009              2008
                                                  ---------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $    (981,435)   $     (262,527)  $  (2,042,011)   $    (4,537,675)
 Net realized gain (loss) on investments.........    (10,046,237)       (3,275,849)    (76,754,441)       (24,256,556)
 Change in unrealized appreciation
  (depreciation) of investments..................     41,151,180       (30,541,689)    249,782,270       (472,975,556)
                                                   -------------    --------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     30,123,508       (34,080,065)    170,985,818       (501,769,787)
                                                   -------------    --------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     18,051,679        13,537,401      27,352,295         59,080,324
  Transfers between funds including
   guaranteed interest account, net..............     28,400,738        31,639,977     (11,457,023)       (32,303,620)
  Transfers for contract benefits and
   terminations..................................     (4,939,951)       (4,269,182)    (27,354,004)       (51,574,835)
  Contract maintenance charges...................     (1,712,105)       (1,052,344)     (7,924,887)        (8,240,422)
                                                   -------------    --------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     39,800,361        39,855,852     (19,383,619)       (33,038,553)
                                                   -------------    --------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --        (2,574,002)         31,447                 --
                                                   -------------    --------------   -------------    ---------------
Increase (Decrease) in Net Assets................     69,923,869         3,201,785     151,633,646       (534,808,340)
Net Assets -- Beginning of Period................     85,244,148        82,042,363     501,016,737      1,035,825,077
                                                   -------------    --------------   -------------    ---------------
Net Assets -- End of Period......................  $ 155,168,017    $   85,244,148   $ 652,650,383    $   501,016,737
                                                   =============    ==============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                --              --                 --
 Redeemed........................................             --                --              --                 --
                                                   -------------    --------------   -------------    ---------------
 Net Increase (Decrease).........................             --                --              --                 --
                                                   =============    ==============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          8,538             7,001           7,801              8,705
 Redeemed........................................         (3,920)           (3,312)        (10,020)           (11,260)
                                                   -------------    --------------   -------------    ---------------
 Net Increase (Decrease).........................          4,618             3,689          (2,219)            (2,555)
                                                   =============    ==============   =============    ===============



                                                               EQ/MID CAP
                                                         VALUE PLUS (c) (d) (e)
                                                  ------------------------------------
                                                         2009               2008
                                                  ------------------ -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $    1,365,807    $      (382,625)
 Net realized gain (loss) on investments.........     (124,353,745)       (79,877,282)
 Change in unrealized appreciation
  (depreciation) of investments..................       36,575,607       (212,234,558)
                                                    --------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................      (86,412,331)      (292,494,465)
                                                    --------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       13,599,011         17,465,982
  Transfers between funds including
   guaranteed interest account, net..............      815,533,724        (86,089,191)
  Transfers for contract benefits and
   terminations..................................      (31,291,287)       (44,393,137)
  Contract maintenance charges...................       (8,625,499)        (6,313,342)
                                                    --------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      789,215,949       (119,329,688)
                                                    --------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......            30,948           (122,000)
                                                    --------------    ---------------
Increase (Decrease) in Net Assets................      702,834,566       (411,946,153)
Net Assets -- Beginning of Period................      400,063,290        812,009,443
                                                    --------------    ---------------
Net Assets -- End of Period......................   $1,102,897,856    $   400,063,290
                                                    ==============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                 --
 Redeemed........................................               --                 --
                                                    --------------    ---------------
 Net Increase (Decrease).........................               --                 --
                                                    ==============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           73,314              2,829
 Redeemed........................................          (27,132)           (11,484)
                                                    --------------    ---------------
 Net Increase (Decrease).........................           46,182             (8,655)
                                                    ==============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-75

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                            EQ/MONEY MARKET
                                                  ------------------------------------
                                                         2009              2008
                                                  ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (18,440,066)    $    5,303,985
 Net realized gain (loss) on investments.........        (233,096)           (71,662)
 Change in unrealized appreciation
  (depreciation) of investments..................         156,107            (62,631)
                                                   --------------     --------------
 Net Increase (decrease) in net assets from
  operations.....................................     (18,517,055)         5,169,692
                                                   --------------     --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     343,074,508        737,101,790
  Transfers between funds including
   guaranteed interest account, net..............    (565,003,528)       301,263,885
  Transfers for contract benefits and
   terminations..................................    (300,033,661)      (392,439,992)
  Contract maintenance charges...................     (12,094,117)        (8,372,217)
                                                   --------------     --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (534,056,798)       637,553,466
                                                   --------------     --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......          273,686           (270,893)
                                                   --------------     --------------
Increase (Decrease) in Net Assets................    (552,300,167)       642,452,265
Net Assets -- Beginning of Period................   1,493,974,972        851,522,707
                                                   --------------     --------------
Net Assets -- End of Period......................  $  941,674,805     $1,493,974,972
                                                   ==============     ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              22                 --
 Redeemed........................................              --                 --
                                                   --------------     --------------
 Net Increase (Decrease).........................              22                 --
                                                   ==============     ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          69,086            101,142
 Redeemed........................................         (99,039)           (55,686)
                                                   --------------     --------------
 Net Increase (Decrease).........................         (29,953)            45,456
                                                   ==============     ==============



                                                             EQ/MONTAG &                        EQ/MUTUAL
                                                           CALDWELL GROWTH                   LARGE CAP EQUITY
                                                  --------------------------------- ----------------------------------
                                                        2009             2008             2009              2008
                                                  ---------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (1,711,323)   $  (1,730,976)   $  (2,837,920)   $     6,293,951
 Net realized gain (loss) on investments.........    (14,655,162)      (6,065,466)     (25,424,474)       (17,044,008)
 Change in unrealized appreciation
  (depreciation) of investments..................     55,673,036      (53,756,587)      74,942,306       (126,766,530)
                                                   -------------    -------------    -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     39,306,551      (61,553,029)      46,679,912       (137,516,587)
                                                   -------------    -------------    -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      3,647,314       28,840,231        7,462,774         37,815,910
  Transfers between funds including
   guaranteed interest account, net..............     (5,293,632)      84,271,697       (7,433,583)       (35,013,356)
  Transfers for contract benefits and
   terminations..................................     (6,259,023)      (6,620,843)      (9,814,336)       (11,816,877)
  Contract maintenance charges...................     (2,508,072)      (1,581,869)      (3,691,375)        (3,499,476)
                                                   -------------    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (10,413,413)     104,909,216      (13,476,520)       (12,513,799)
                                                   -------------    -------------    -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --         (138,933)              --        (18,384,000)
                                                   -------------    -------------    -------------    ---------------
Increase (Decrease) in Net Assets................     28,893,138       43,217,254       33,203,392       (168,414,386)
Net Assets -- Beginning of Period................    143,898,720      100,681,466      205,351,897        373,766,283
                                                   -------------    -------------    -------------    ---------------
Net Assets -- End of Period......................  $ 172,791,858    $ 143,898,720    $ 238,555,289    $   205,351,897
                                                   =============    =============    =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              1               --               --                 --
 Redeemed........................................             --               --               --                 --
                                                   -------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................              1               --               --                 --
                                                   =============    =============    =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         12,048           39,334            3,697              7,703
 Redeemed........................................        (14,313)         (14,430)          (5,500)            (9,140)
                                                   -------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................         (2,265)          24,904           (1,803)            (1,437)
                                                   =============    =============    =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-76

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                        EQ/OPPENHEIMER GLOBAL
                                                  ---------------------------------
                                                        2009             2008
                                                  ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $    (999,512)   $     (171,937)
 Net realized gain (loss) on investments.........    (12,845,925)      (10,852,762)
 Change in unrealized appreciation
  (depreciation) of investments..................     52,404,085       (51,264,819)
                                                   -------------    --------------
 Net Increase (decrease) in net assets from
  operations.....................................     38,558,648       (62,289,518)
                                                   -------------    --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     10,985,091        27,145,149
  Transfers between funds including
   guaranteed interest account, net..............     30,120,961        16,514,971
  Transfers for contract benefits and
   terminations..................................     (4,037,850)       (4,909,832)
  Contract maintenance charges...................     (1,941,981)       (1,293,315)
                                                   -------------    --------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     35,126,221        37,456,973
                                                   -------------    --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --        (6,490,003)
                                                   -------------    --------------
Increase (Decrease) in Net Assets................     73,684,869       (31,322,548)
Net Assets -- Beginning of Period................     89,375,404       120,697,952
                                                   -------------    --------------
Net Assets -- End of Period......................  $ 163,060,273    $   89,375,404
                                                   =============    ==============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              1                --
 Redeemed........................................             --                --
                                                   -------------    --------------
 Net Increase (Decrease).........................              1                --
                                                   =============    ==============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          7,976             7,529
 Redeemed........................................         (3,519)           (3,931)
                                                   -------------    --------------
 Net Increase (Decrease).........................          4,457             3,598
                                                   =============    ==============



                                                             EQ/PIMCO ULTRA
                                                           SHORT BOND (f) (g)              EQ/QUALITY BOND PLUS (j)
                                                  ------------------------------------ ---------------------------------
                                                         2009               2008             2009             2008
                                                  ------------------ ----------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $   (3,730,126)   $    13,950,836   $   9,616,969    $  13,394,151
 Net realized gain (loss) on investments.........      (35,530,401)        55,798,470     (16,834,854)      (7,378,896)
 Change in unrealized appreciation
  (depreciation) of investments..................       69,287,120       (139,568,977)     27,244,526      (36,321,748)
                                                    --------------    ---------------   -------------    -------------
 Net Increase (decrease) in net assets from
  operations.....................................       30,026,593        (69,819,671)     20,026,641      (30,306,493)
                                                    --------------    ---------------   -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       60,395,456        141,377,956      21,240,787       29,785,877
  Transfers between funds including
   guaranteed interest account, net..............      483,246,609        420,851,015     224,180,167      (32,254,968)
  Transfers for contract benefits and
   terminations..................................      (60,125,729)       (52,885,920)    (28,209,097)     (30,268,685)
  Contract maintenance charges...................      (16,164,814)        (8,645,672)     (5,183,336)      (3,825,471)
                                                    --------------    ---------------   -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      467,351,522        500,697,379     212,028,521      (36,563,247)
                                                    --------------    ---------------   -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......                --             48,998             600           27,469
                                                    --------------    ---------------   -------------    -------------
Increase (Decrease) in Net Assets................      497,378,115        430,926,706     232,055,762      (66,842,271)
Net Assets -- Beginning of Period................      917,877,204        486,950,498     326,287,401      393,129,672
                                                    --------------    ---------------   -------------    -------------
Net Assets -- End of Period......................   $1,415,255,319    $   917,877,204   $ 558,343,163    $ 326,287,401
                                                    ==============    ===============   =============    =============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A                                               --
 Issued..........................................                9                 --              --               --
 Redeemed........................................               --                 --              --               --
                                                    --------------    ---------------   -------------    -------------
 Net Increase (Decrease).........................                9                 --              --               --
                                                    ==============    ===============   =============    =============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           97,475             78,030          50,229            6,787
 Redeemed........................................          (55,852)           (32,285)        (31,789)          (9,265)
                                                    --------------    ---------------   -------------    -------------
 Net Increase (Decrease).........................           41,623             45,745          18,440           (2,478)
                                                    ==============    ===============   =============    =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-77

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                              EQ/T. ROWE PRICE
                                                      EQ/SMALL COMPANY INDEX (l)              GROWTH STOCK (d)
                                                  ---------------------------------- ----------------------------------
                                                        2009              2008             2009              2008
                                                  ---------------- ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $     283,901    $    (2,243,783)  $  (3,334,900)   $    (3,532,364)
 Net realized gain (loss) on investments.........    (47,942,631)        18,489,387     (11,405,129)        (1,812,083)
 Change in unrealized appreciation
  (depreciation) of investments..................    125,840,042       (168,643,358)     93,287,481       (120,650,775)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     78,181,312       (152,397,754)     78,547,452       (125,995,222)
                                                   -------------    ---------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     26,470,813         25,484,049      25,605,098         23,208,023
  Transfers between funds including
   guaranteed interest account, net..............     70,678,527         (8,035,308)     56,036,557             73,817
  Transfers for contract benefits and
   terminations..................................    (14,249,210)       (23,331,058)    (11,344,415)       (18,802,621)
  Contract maintenance charges...................     (4,521,055)        (3,832,287)     (3,031,774)        (2,409,909)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     78,379,075         (9,714,604)     67,265,466          2,069,310
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......       1,020,132            (13,000)             --            123,317
                                                   -------------    ---------------   -------------    ---------------
Increase (Decrease) in Net Assets................    157,580,519       (162,125,358)    145,812,918       (123,802,595)
Net Assets -- Beginning of Period................    282,566,957        444,692,315     167,269,498        291,072,093
                                                   -------------    ---------------   -------------    ---------------
Net Assets -- End of Period......................  $ 440,147,476    $   282,566,957   $ 313,082,416    $   167,269,498
                                                   =============    ===============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              1                 --               3                 --
 Redeemed........................................             --                 --              --                 --
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................              1                 --               3                 --
                                                   =============    ===============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         17,034              5,604          11,610              4,607
 Redeemed........................................         (9,500)            (6,112)         (3,248)            (3,534)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................          7,534               (508)          8,362              1,073
                                                   =============    ===============   =============    ===============



                                                             EQ/TEMPLETON
                                                            GLOBAL EQUITY
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $     (17,700)   $       121,902
 Net realized gain (loss) on investments.........    (20,976,814)       (15,288,794)
 Change in unrealized appreciation
  (depreciation) of investments..................     62,319,576        (95,839,083)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     41,325,062       (111,005,975)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      7,979,308         26,301,609
  Transfers between funds including
   guaranteed interest account, net..............     (4,747,160)       (36,421,901)
  Transfers for contract benefits and
   terminations..................................     (7,902,832)        (9,571,998)
  Contract maintenance charges...................     (2,749,566)        (2,661,067)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     (7,420,250)       (22,353,357)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --         (3,057,741)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     33,904,812       (136,417,073)
Net Assets -- Beginning of Period................    149,797,557        286,214,630
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 183,702,369    $   149,797,557
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,863              5,750
 Redeemed........................................         (4,876)            (8,149)
                                                   -------------    ---------------
 Net Increase (Decrease).........................         (1,013)            (2,399)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-78

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                      EQ/UBS GROWTH AND INCOME           EQ/VAN KAMPEN COMSTOCK
                                                  -------------------------------- ----------------------------------
                                                        2009            2008             2009              2008
                                                  --------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   (336,588)   $     (154,237)  $    (130,878)   $     1,146,291
 Net realized gain (loss) on investments.........    (7,822,551)       (2,709,534)    (22,515,911)        (6,783,819)
 Change in unrealized appreciation
  (depreciation) of investments..................    22,719,844       (30,779,777)     68,993,230       (103,659,127)
                                                   ------------    --------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    14,560,705       (33,643,548)     46,346,441       (109,296,655)
                                                   ------------    --------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     4,943,208         6,896,212       7,018,764         22,199,653
  Transfers between funds including
   guaranteed interest account, net..............      (973,192)       (5,415,471)     (7,191,990)          (286,039)
  Transfers for contract benefits and
   terminations..................................    (2,000,024)       (3,505,033)     (8,733,057)       (10,777,798)
  Contract maintenance charges...................      (801,991)         (759,129)     (3,102,049)        (2,816,201)
                                                   ------------    --------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     1,168,001        (2,783,421)    (12,008,332)         8,319,615
                                                   ------------    --------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......             --                --              --         (3,318,600)
                                                   ------------    --------------   -------------    ---------------
Increase (Decrease) in Net Assets................    15,728,706       (36,426,969)     34,338,109       (104,295,640)
Net Assets -- Beginning of Period................    48,070,362        84,497,331     185,053,421        289,349,061
                                                   ------------    --------------   -------------    ---------------
Net Assets -- End of Period......................  $ 63,799,068    $   48,070,362   $ 219,391,530    $   185,053,421
                                                   ============    ==============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................            --                --              --                 --
 Redeemed........................................            --                --              --                 --
                                                   ------------    --------------   -------------    ---------------
 Net Increase (Decrease).........................            --                --              --                 --
                                                   ============    ==============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         5,464             5,139           3,249              5,848
 Redeemed........................................        (4,392)           (5,300)         (4,883)            (4,779)
                                                   ------------    --------------   -------------    ---------------
 Net Increase (Decrease).........................         1,072              (161)         (1,634)             1,069
                                                   ============    ==============   =============    ===============



                                                            EQ/VAN KAMPEN
                                                            MID CAP GROWTH
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (4,344,315)   $    (4,334,837)
 Net realized gain (loss) on investments.........    (25,824,738)       (10,432,354)
 Change in unrealized appreciation
  (depreciation) of investments..................    155,347,475       (166,657,947)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    125,178,422       (181,425,138)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     17,349,251         56,603,270
  Transfers between funds including
   guaranteed interest account, net..............     69,598,413         38,012,249
  Transfers for contract benefits and
   terminations..................................    (11,360,676)       (13,513,191)
  Contract maintenance charges...................     (4,662,732)        (3,275,653)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................     70,924,256         77,826,675
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --         (4,880,466)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................    196,102,678       (108,478,929)
Net Assets -- Beginning of Period................    210,352,684        318,831,613
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 406,455,362    $   210,352,684
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              3                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................              3                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         12,167             12,774
 Redeemed........................................         (5,895)            (7,072)
                                                   -------------    ---------------
 Net Increase (Decrease).........................          6,272              5,702
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-79

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                   FIDELITY(R) VIP  FIDELITY(R) VIP    FIDELITY(R) VIP
                                                     CONTRAFUND         MID CAP       STRATEGIC INCOME
                                                   PORTFOLIO* (b)    PORTFOLIO* (b)    PORTFOLIO* (b)
                                                  ---------------- ----------------- ------------------
                                                        2009              2009              2009
                                                  ---------------- ----------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................     $    (1)            $   --           $    (2)
 Net realized gain (loss) on investments.........          --                 --                --
 Change in unrealized appreciation
  (depreciation) of investments..................          --                 --                21
                                                      -------             ------           -------
 Net Increase (decrease) in net assets from
  operations.....................................          (1)                --                19
                                                      -------             ------           -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      17,564              5,881            23,054
  Transfers between funds including
   guaranteed interest account, net..............          --                 --                --
  Transfers for contract benefits and
   terminations..................................          --                 --                --
  Contract maintenance charges...................          --                 --                --
                                                      -------             ------           -------
 Net increase (decrease) in net assets from
  contractowners transactions....................      17,564              5,881            23,054
                                                      -------             ------           -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           --                 --                --
                                                      -------             ------           -------
Increase (Decrease) in Net Assets................      17,563              5,881            23,073
Net Assets -- Beginning of Period................          --                 --                --
                                                      -------             ------           -------
Net Assets -- End of Period......................     $17,563             $5,881           $23,073
                                                      =======             ======           =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................          --                 --                --
 Redeemed........................................          --                 --                --
                                                      -------             ------           -------
 Net Increase (Decrease).........................          --                 --                --
                                                      =======             ======           =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................           2                  1                 2
 Redeemed........................................          --                 --                --
                                                      -------             ------           -------
 Net Increase (Decrease).........................           2                  1                 2
                                                      =======             ======           =======



                                                    FRANKLIN STRATEGIC     GOLDMAN SACHS      IVY FUNDS VIP
                                                          INCOME            VIT MID CAP          DIVIDEND
                                                   SECURITIES FUND* (b)   VALUE FUND* (b)   OPPORTUNITIES* (b)
                                                  ---------------------- ----------------- -------------------
                                                           2009                 2009               2009
                                                  ---------------------- ----------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................        $   (12)             $   --           $     (1)
 Net realized gain (loss) on investments.........             --                  --                 --
 Change in unrealized appreciation
  (depreciation) of investments..................             58                  (9)               (35)
                                                         -------              ------           --------
 Net Increase (decrease) in net assets from
  operations.....................................             46                  (9)               (36)
                                                         -------              ------           --------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........         46,293               2,514             13,455
  Transfers between funds including
   guaranteed interest account, net..............             --                  --                 --
  Transfers for contract benefits and
   terminations..................................             --                  --                 --
  Contract maintenance charges...................             --                  --                 --
                                                         -------              ------            -------
 Net increase (decrease) in net assets from
  contractowners transactions....................         46,293               2,514             13,455
                                                         -------              ------            -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --                  --                 --
                                                         -------              ------            -------
Increase (Decrease) in Net Assets................         46,339               2,505             13,419
Net Assets -- Beginning of Period................             --                  --                 --
                                                         -------              ------            -------
Net Assets -- End of Period......................        $46,339              $2,505            $13,419
                                                         =======              ======            =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                  --                 --
 Redeemed........................................             --                  --                 --
                                                         -------              ------            -------
 Net Increase (Decrease).........................             --                  --                 --
                                                         =======              ======            =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................              5                  --                  1
 Redeemed........................................             --                  --                 --
                                                         -------              ------            -------
 Net Increase (Decrease).........................              5                  --                  1
                                                         =======              ======            =======

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-80

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                    IVY FUNDS VIP
                                                   IVY FUNDS VIP   GLOBAL NATURAL     IVY FUNDS VIP
                                                    ENERGY* (b)    RESOURCES* (b)   HIGH INCOME* (b)
                                                  --------------- ---------------- ------------------
                                                        2009            2009              2009
                                                  --------------- ---------------- ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................      $ --            $    (9)          $   (10)
 Net realized gain (loss) on investments.........        --                 --                --
 Change in unrealized appreciation
  (depreciation) of investments..................        (8)              (370)              107
                                                       ----            -------           -------
 Net Increase (decrease) in net assets from
  operations.....................................        (8)              (379)               97
                                                       ----            -------           -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........       479             73,586            24,960
  Transfers between funds including
   guaranteed interest account, net..............        --                 --                --
  Transfers for contract benefits and
   terminations..................................        --                 --                --
  Contract maintenance charges...................        --                 --                --
                                                       ----            -------           -------
 Net increase (decrease) in net assets from
  contractowners transactions....................       479             73,586            24,960
                                                       ----            -------           -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......         --                 --                --
                                                       ----            -------           -------
Increase (Decrease) in Net Assets................       471             73,207            25,057
Net Assets -- Beginning of Period................        --                 --                --
                                                       ----            -------           -------
Net Assets -- End of Period......................      $471            $73,207           $25,057
                                                       ====            =======           =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................        --                 --                --
 Redeemed........................................        --                 --                --
                                                       ----            -------           -------
 Net Increase (Decrease).........................        --                 --                --
                                                       ====            =======           =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................        --                  7                 2
 Redeemed........................................        --                 --                --
                                                       ----            -------           -------
 Net Increase (Decrease).........................        --                  7                 2
                                                       ====            =======           =======



                                                                          IVY FUNDS VIP    IVY FUNDS VIP
                                                      IVY FUNDS VIP        SCIENCE AND       SMALL CAP
                                                   MID CAP GROWTH* (b)   TECHNOLOGY* (b)    GROWTH* (b)
                                                  --------------------- ----------------- ---------------
                                                           2009                2009             2009
                                                  --------------------- ----------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................        $    (1)          $   (1)          $   --
 Net realized gain (loss) on investments.........             --               --               --
 Change in unrealized appreciation
  (depreciation) of investments..................             (8)               5               (8)
                                                         -------           ------           ------
 Net Increase (decrease) in net assets from
  operations.....................................             (9)               4               (8)
                                                         -------           ------           ------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........         20,641            1,980            3,288
  Transfers between funds including
   guaranteed interest account, net..............             --               --               --
  Transfers for contract benefits and
   terminations..................................             --               --               --
  Contract maintenance charges...................             --               --               --
                                                         -------           ------           ------
 Net increase (decrease) in net assets from
  contractowners transactions....................         20,641            1,980            3,288
                                                         -------           ------           ------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --               --               --
                                                         -------           ------           ------
Increase (Decrease) in Net Assets................         20,632            1,984            3,280
Net Assets -- Beginning of Period................             --               --               --
                                                         -------           ------           ------
Net Assets -- End of Period......................        $20,632           $1,984           $3,280
                                                         =======           ======           ======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --               --
 Redeemed........................................             --               --               --
                                                         -------           ------           ------
 Net Increase (Decrease).........................             --               --               --
                                                         =======           ======           ======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................              2               --               --
 Redeemed........................................             --               --               --
                                                         -------           ------           ------
 Net Increase (Decrease).........................              2               --               --
                                                         =======           ======           ======

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-81

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                     LAZARD RETIREMENT
                                                      EMERGING MARKETS     MFS(R) INTERNATIONAL
                                                   EQUITY PORTFOLIO* (b)   VALUE PORTFOLIO* (b)
                                                  ----------------------- ----------------------
                                                            2009                   2009
                                                  ----------------------- ----------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................         $    (1)                 $   --
 Net realized gain (loss) on investments.........              --                      --
 Change in unrealized appreciation
  (depreciation) of investments..................              --                      --
                                                          -------                  ------
 Net Increase (decrease) in net assets from
  operations.....................................              (1)                     --
                                                          -------                  ------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........          22,523                   2,520
  Transfers between funds including
   guaranteed interest account, net..............              --                      --
  Transfers for contract benefits and
   terminations..................................              --                      --
  Contract maintenance charges...................              --                      --
                                                          -------                  ------
 Net increase (decrease) in net assets from
  contractowners transactions....................          22,523                   2,520
                                                          -------                  ------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......               --                      --
                                                          -------                  ------
Increase (Decrease) in Net Assets................          22,522                   2,520
Net Assets -- Beginning of Period................              --                      --
                                                          -------                  ------
Net Assets -- End of Period......................         $22,522                  $2,520
                                                          =======                  ======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................              --                      --
 Redeemed........................................              --                      --
                                                          -------                  ------
 Net Increase (Decrease).........................              --                      --
                                                          =======                  ======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................               2                      --
 Redeemed........................................              --                      --
                                                          -------                  ------
 Net Increase (Decrease).........................               2                      --
                                                          =======                  ======



                                                            MULTIMANAGER                       MULTIMANAGER
                                                        AGGRESSIVE EQUITY (h)                    CORE BOND
                                                  --------------------------------- -----------------------------------
                                                        2009             2008              2009              2008
                                                  ---------------- ---------------- ------------------ ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (1,790,030)   $  (1,118,102)    $   19,058,581    $  23,798,189
 Net realized gain (loss) on investments.........    (12,286,920)      (1,624,330)        (1,947,205)      15,603,058
 Change in unrealized appreciation
  (depreciation) of investments..................     18,886,872      (58,474,374)        40,797,591      (31,731,111)
                                                   -------------    -------------     --------------    -------------
 Net Increase (decrease) in net assets from
  operations.....................................      4,809,922      (61,216,806)        57,908,967        7,670,136
                                                   -------------    -------------     --------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      3,248,390        9,564,526         85,620,629       41,424,004
  Transfers between funds including
   guaranteed interest account, net..............    271,330,555       (5,793,823)       225,583,404       97,217,901
  Transfers for contract benefits and
   terminations..................................     (6,664,007)      (8,692,522)       (54,135,987)     (58,488,580)
  Contract maintenance charges...................     (1,938,975)        (926,538)       (11,596,104)      (7,142,205)
                                                   -------------    -------------     --------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    265,975,963       (5,848,357)       245,471,942       73,011,120
                                                   -------------    -------------     --------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......        (419,927)          (2,000)                --            7,001
                                                   -------------    -------------     --------------    -------------
Increase (Decrease) in Net Assets................    270,365,958      (67,067,163)       303,380,909       80,688,257
Net Assets -- Beginning of Period................     67,742,645      134,809,808        734,752,733      654,064,476
                                                   -------------    -------------     --------------    -------------
Net Assets -- End of Period......................  $ 338,108,603    $  67,742,645     $1,038,133,642    $ 734,752,733
                                                   =============    =============     ==============    =============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --                 --               --
 Redeemed........................................             --               --                 --               --
                                                   -------------    -------------     --------------    -------------
 Net Increase (Decrease).........................             --               --                 --               --
                                                   =============    =============     ==============    =============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         47,962            1,451             41,077           20,826
 Redeemed........................................        (31,144)          (1,314)           (20,178)         (14,144)
                                                   -------------    -------------     --------------    -------------
 Net Increase (Decrease).........................         16,818              137             20,899            6,682
                                                   =============    =============     ==============    =============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-82

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             MULTIMANAGER
                                                         INTERNATIONAL EQUITY
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $     529,394    $       486,272
 Net realized gain (loss) on investments.........    (40,200,014)         8,237,064
 Change in unrealized appreciation
  (depreciation) of investments..................    140,444,319       (341,084,511)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    100,773,699       (332,361,175)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     31,467,106         56,365,595
  Transfers between funds including
   guaranteed interest account, net..............     (7,993,196)       (10,558,070)
  Transfers for contract benefits and
   terminations..................................    (16,720,684)       (31,963,390)
  Contract maintenance charges...................     (5,708,119)        (5,916,942)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      1,045,107          7,927,193
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......          12,001             (9,998)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................    101,830,807       (324,443,980)
Net Assets -- Beginning of Period................    356,075,829        680,519,809
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 457,906,636    $   356,075,829
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          7,015              8,713
 Redeemed........................................         (6,890)            (8,554)
                                                   -------------    ---------------
 Net Increase (Decrease).........................            125                159
                                                   =============    ===============



                                                            MULTIMANAGER
                                                              LARGE CAP                        MULTIMANAGER
                                                             CORE EQUITY                     LARGE CAP GROWTH
                                                  --------------------------------- ----------------------------------
                                                        2009             2008             2009              2008
                                                  ---------------- ---------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................   $     23,909    $  (1,282,817)   $  (2,348,807)   $    (3,718,749)
 Net realized gain (loss) on investments.........     (9,143,855)      (3,053,168)     (20,651,082)        (9,797,892)
 Change in unrealized appreciation
  (depreciation) of investments..................     38,805,231      (63,496,754)      78,511,066       (130,114,572)
                                                    ------------    -------------    -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     29,685,285      (67,832,739)      55,511,177       (143,631,213)
                                                    ------------    -------------    -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........      5,491,082        9,354,533        6,360,377         16,849,861
  Transfers between funds including
   guaranteed interest account, net..............      8,806,980       (9,332,214)      (3,640,831)        (8,336,400)
  Transfers for contract benefits and
   terminations..................................     (6,050,730)     (11,469,633)     (10,347,375)       (17,897,682)
  Contract maintenance charges...................     (1,542,848)      (1,476,378)      (2,619,849)        (2,756,466)
                                                    ------------    -------------    -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      6,704,484      (12,923,692)     (10,247,678)       (12,140,687)
                                                    ------------    -------------    -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --          (20,000)           7,503             17,799
                                                    ------------    -------------    -------------    ---------------
Increase (Decrease) in Net Assets................     36,389,769      (80,776,431)      45,271,002       (155,754,101)
Net Assets -- Beginning of Period................     96,573,555      177,349,986      166,671,952        322,426,053
                                                    ------------    -------------    -------------    ---------------
Net Assets -- End of Period......................   $132,963,324    $  96,573,555    $ 211,942,954    $   166,671,952
                                                    ============    =============    =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --               --               --                 --
 Redeemed........................................             --               --               --                 --
                                                    ------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................             --               --               --                 --
                                                    ============    =============    =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,231            2,988            3,129              5,329
 Redeemed........................................         (2,617)          (4,180)          (4,693)            (6,618)
                                                    ------------    -------------    -------------    ---------------
 Net Increase (Decrease).........................            614           (1,192)          (1,564)            (1,289)
                                                    ============    =============    =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-83

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             MULTIMANAGER                       MULTIMANAGER
                                                           LARGE CAP VALUE                     MID CAP GROWTH
                                                  ---------------------------------- ----------------------------------
                                                        2009              2008             2009              2008
                                                  ---------------- ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   1,231,633    $      (319,364)  $  (3,614,543)   $    (4,650,103)
 Net realized gain (loss) on investments.........    (46,653,561)       (16,837,588)    (25,660,047)       (10,437,894)
 Change in unrealized appreciation
  (depreciation) of investments..................    112,693,080       (209,296,551)    114,933,970       (161,055,636)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     67,271,152       (226,453,503)     85,659,380       (176,143,633)
                                                   -------------    ---------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     19,030,078         49,428,992      14,960,375         19,078,584
  Transfers between funds including
   guaranteed interest account, net..............    (30,645,008)       (17,111,832)     (3,633,243)       (14,926,472)
  Transfers for contract benefits and
   terminations..................................    (17,195,237)       (30,886,054)    (12,645,095)       (22,102,169)
  Contract maintenance charges...................     (5,043,108)        (5,157,236)     (3,546,127)        (3,456,566)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (33,853,275)        (3,726,130)     (4,864,090)       (21,406,623)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......           6,000            (22,001)         17,773             27,430
                                                   -------------    ---------------   -------------    ---------------
Increase (Decrease) in Net Assets................     33,423,877       (230,201,634)     80,813,063       (197,522,826)
Net Assets -- Beginning of Period................    353,379,357        583,580,991     216,712,767        414,235,593
                                                   -------------    ---------------   -------------    ---------------
Net Assets -- End of Period......................  $ 386,803,234    $   353,379,357   $ 297,525,830    $   216,712,767
                                                   =============    ===============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --              --                 --
 Redeemed........................................             --                 --              --                 --
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................             --                 --              --                 --
                                                   =============    ===============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          4,234              8,703           4,409              4,150
 Redeemed........................................         (7,871)            (9,492)         (5,060)            (6,229)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................         (3,637)              (789)           (651)            (2,079)
                                                   =============    ===============   =============    ===============



                                                             MULTIMANAGER
                                                            MID CAP VALUE
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $   4,517,447    $    (3,143,018)
 Net realized gain (loss) on investments.........    (35,769,543)       (27,146,095)
 Change in unrealized appreciation
  (depreciation) of investments..................    131,949,303       (107,537,998)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................    100,697,207       (137,827,111)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     21,788,983         20,268,911
  Transfers between funds including
   guaranteed interest account, net..............      3,060,672        (14,425,378)
  Transfers for contract benefits and
   terminations..................................    (14,330,374)       (23,248,754)
  Contract maintenance charges...................     (3,901,407)        (3,408,946)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      6,617,874        (20,814,167)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......          11,000            (39,702)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................    107,326,081       (158,680,980)
Net Assets -- Beginning of Period................    234,433,676        393,114,656
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 341,759,757    $   234,433,676
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          6,361              5,114
 Redeemed........................................         (5,763)            (6,695)
                                                   -------------    ---------------
 Net Increase (Decrease).........................            598             (1,581)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-84

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                             MULTIMANAGER                       MULTIMANAGER
                                                          MULTI-SECTOR BOND                   SMALL CAP GROWTH
                                                  ---------------------------------- ----------------------------------
                                                        2009              2008             2009              2008
                                                  ---------------- ----------------- ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  17,194,123    $    52,758,725   $  (2,370,794)   $    (2,723,714)
 Net realized gain (loss) on investments.........    (63,176,365)       (38,020,929)    (23,652,038)       (16,613,041)
 Change in unrealized appreciation
  (depreciation) of investments..................     87,731,032       (201,076,743)     74,520,459        (81,669,836)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     41,748,790       (186,338,947)     48,497,627       (101,006,591)
                                                   -------------    ---------------   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     20,333,762         29,911,093      16,716,400         19,629,713
  Transfers between funds including
   guaranteed interest account, net..............     28,501,019       (119,893,179)      7,922,857        (15,042,379)
  Transfers for contract benefits and
   terminations..................................    (37,010,611)       (64,454,973)     (6,276,872)        (8,451,130)
  Contract maintenance charges...................     (6,919,475)        (7,024,175)     (2,436,003)        (2,125,982)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................      4,904,695       (161,461,234)     15,926,382         (5,989,778)
                                                   -------------    ---------------   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......          31,305             78,000              --         (3,699,991)
                                                   -------------    ---------------   -------------    ---------------
Increase (Decrease) in Net Assets................     46,684,790       (347,722,181)     64,424,009       (110,696,360)
Net Assets -- Beginning of Period................    531,806,711        879,528,892     135,537,202        246,233,562
                                                   -------------    ---------------   -------------    ---------------
Net Assets -- End of Period......................  $ 578,491,501    $   531,806,711   $ 199,961,211    $   135,537,202
                                                   =============    ===============   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --              --                 --
 Redeemed........................................             --                 --              --                 --
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................             --                 --              --                 --
                                                   =============    ===============   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          9,422              3,397          11,195              7,074
 Redeemed........................................         (7,909)           (11,958)         (7,055)            (6,975)
                                                   -------------    ---------------   -------------    ---------------
 Net Increase (Decrease).........................          1,513             (8,561)          4,140                 99
                                                   =============    ===============   =============    ===============



                                                             MULTIMANAGER
                                                           SMALL CAP VALUE
                                                  ----------------------------------
                                                        2009              2008
                                                  ---------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (1,545,261)   $    (6,670,841)
 Net realized gain (loss) on investments.........    (60,110,466)       (43,863,204)
 Change in unrealized appreciation
  (depreciation) of investments..................    145,403,986       (199,190,979)
                                                   -------------    ---------------
 Net Increase (decrease) in net assets from
  operations.....................................     83,748,259       (249,725,024)
                                                   -------------    ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     11,015,985         13,780,041
  Transfers between funds including
   guaranteed interest account, net..............    (19,337,941)       (69,210,950)
  Transfers for contract benefits and
   terminations..................................    (20,673,166)       (44,406,413)
  Contract maintenance charges...................     (4,967,555)        (5,530,698)
                                                   -------------    ---------------
 Net increase (decrease) in net assets from
  contractowners transactions....................    (33,962,677)      (105,368,020)
                                                   -------------    ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......          15,573            (89,998)
                                                   -------------    ---------------
Increase (Decrease) in Net Assets................     49,801,155       (355,183,042)
Net Assets -- Beginning of Period................    368,970,510        724,153,552
                                                   -------------    ---------------
Net Assets -- End of Period......................  $ 418,771,665    $   368,970,510
                                                   =============    ===============
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --
 Redeemed........................................             --                 --
                                                   -------------    ---------------
 Net Increase (Decrease).........................             --                 --
                                                   =============    ===============
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................          3,265              2,332
 Redeemed........................................         (6,656)           (10,119)
                                                   -------------    ---------------
 Net Increase (Decrease).........................         (3,391)            (7,787)
                                                   =============    ===============

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-85

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                                                         PIMCO VARIABLE
                                                                                        INSURANCE TRUST
                                                             MULTIMANAGER               EMERGING MARKETS
                                                              TECHNOLOGY              BOND PORTFOLIO* (b)
                                                  ---------------------------------- ---------------------
                                                        2009              2008                2009
                                                  ---------------- ----------------- ---------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $  (3,925,576)   $    (4,289,714)        $    64
 Net realized gain (loss) on investments.........    (24,402,155)         4,441,497              --
 Change in unrealized appreciation
  (depreciation) of investments..................    146,694,797       (179,730,920)           (162)
                                                   -------------    ---------------         -------
 Net Increase (decrease) in net assets from
  operations.....................................    118,367,066       (179,579,137)            (98)
                                                   -------------    ---------------         -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........     11,993,177         35,208,395          96,040
  Transfers between funds including
   guaranteed interest account, net..............     58,399,558        (15,171,707)             --
  Transfers for contract benefits and
   terminations..................................    (12,679,557)       (18,827,762)             --
  Contract maintenance charges...................     (3,816,883)        (2,908,072)             --
                                                   -------------    ---------------         -------
 Net increase (decrease) in net assets from
  contractowners transactions....................     53,896,295         (1,699,146)         96,040
                                                   -------------    ---------------         -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......              --           (131,500)             --
                                                   -------------    ---------------         -------
Increase (Decrease) in Net Assets................    172,263,361       (181,409,783)         95,942
Net Assets -- Beginning of Period................    192,768,758        374,178,541              --
                                                   -------------    ---------------         -------
Net Assets -- End of Period......................  $ 365,032,119    $   192,768,758         $95,942
                                                   =============    ===============         =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................             --                 --              --
 Redeemed........................................             --                 --              --
                                                   -------------    ---------------         -------
 Net Increase (Decrease).........................             --                 --              --
                                                   =============    ===============         =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................         15,683             10,081              10
 Redeemed........................................         (9,926)           (10,616)             --
                                                   -------------    ---------------         -------
 Net Increase (Decrease).........................          5,757               (535)             10
                                                   =============    ===============         =======



                                                        PIMCO VARIABLE       PIMCO VARIABLE
                                                       INSURANCE TRUST       INSURANCE TRUST
                                                         REAL RETURN          TOTAL RETURN
                                                   STRATEGY PORTFOLIO* (b)   PORTFOLIO* (b)   PROFUND VP BEAR* (b)
                                                  ------------------------- ---------------- ---------------------
                                                             2009                 2009                2009
                                                  ------------------------- ---------------- ---------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................          $    (5)             $    (6)            $    (2)
 Net realized gain (loss) on investments.........                6                   15                  --
 Change in unrealized appreciation
  (depreciation) of investments..................              (21)                 (46)                 65
                                                           -------              -------             -------
 Net Increase (decrease) in net assets from
  operations.....................................              (20)                 (37)                 63
                                                           -------              -------             -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........           70,985               78,168              11,047
  Transfers between funds including
   guaranteed interest account, net..............               --                   --                  --
  Transfers for contract benefits and
   terminations..................................               --                   --                  --
  Contract maintenance charges...................               --                   --                  --
                                                           -------              -------             -------
 Net increase (decrease) in net assets from
  contractowners transactions....................           70,985               78,168              11,047
                                                           -------              -------             -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......                --                   --                  --
                                                           -------              -------             -------
Increase (Decrease) in Net Assets................           70,965               78,131              11,110
Net Assets -- Beginning of Period................               --                   --                  --
                                                           -------              -------             -------
Net Assets -- End of Period......................          $70,965              $78,131             $11,110
                                                           =======              =======             =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                   --                  --
 Redeemed........................................               --                   --                  --
                                                           -------              -------             -------
 Net Increase (Decrease).........................               --                   --                  --
                                                           =======              =======             =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................                7                    8                   1
 Redeemed........................................               --                   --                  --
                                                           -------              -------             -------
 Net Increase (Decrease).........................                7                    8                   1
                                                           =======              =======             =======

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-86

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,


                                                       PROFUND VP            TARGET 2035
                                                   BIOTECHNOLOGY* (b)         ALLOCATION
                                                  -------------------- ------------------------
                                                          2009            2009         2008
                                                  -------------------- ---------- -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................        $   (1)        $ 32,204   $    24,776
 Net realized gain (loss) on investments.........            --            2,803        14,656
 Change in unrealized appreciation
  (depreciation) of investments..................           (35)         152,774      (486,172)
                                                         ------         --------   -----------
 Net Increase (decrease) in net assets from
  operations.....................................           (36)         187,781      (446,740)
                                                         ------         --------   -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........         3,640               --            --
  Transfers between funds including
   guaranteed interest account, net..............            --               --            --
  Transfers for contract benefits and
   terminations..................................            --               --            --
  Contract maintenance charges...................            --               --            --
                                                         ------         --------   -----------
 Net increase (decrease) in net assets from
  contractowners transactions....................         3,640               --            --
                                                         ------         --------   -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......             --               --            --
                                                         ------         --------   -----------
Increase (Decrease) in Net Assets................         3,604          187,781      (446,740)
Net Assets -- Beginning of Period................            --          730,151     1,176,891
                                                         ------         --------   -----------
Net Assets -- End of Period......................        $3,604         $917,932   $   730,151
                                                         ======         ========   ===========
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................            --               --            --
 Redeemed........................................            --               --            --
                                                         ------         --------   -----------
 Net Increase (Decrease).........................            --               --            --
                                                         ======         ========   ===========
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................            --               --            --
 Redeemed........................................            --               --            --
                                                         ------         --------   -----------
 Net Increase (Decrease).........................            --               --            --
                                                         ======         ========   ===========



                                                                            TEMPLETON DEVELOPING
                                                        TARGET 2045               MARKETS
                                                         ALLOCATION         SECURITIES FUND* (b)
                                                  ------------------------ ---------------------
                                                     2009         2008              2009
                                                  ---------- ------------- ---------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................  $ 31,332   $    21,233         $    (4)
 Net realized gain (loss) on investments.........     3,755        20,734              --
 Change in unrealized appreciation
  (depreciation) of investments..................   159,872      (532,414)            174
                                                   --------   -----------         -------
 Net Increase (decrease) in net assets from
  operations.....................................   194,959      (490,447)            170
                                                   --------   -----------         -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........        --            --          27,943
  Transfers between funds including
   guaranteed interest account, net..............        --            --              --
  Transfers for contract benefits and
   terminations..................................        --            --              --
  Contract maintenance charges...................        --            --              --
                                                   --------   -----------         -------
 Net increase (decrease) in net assets from
  contractowners transactions....................        --            --          27,943
                                                   --------   -----------         -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......         --            --              --
                                                   --------   -----------         -------
Increase (Decrease) in Net Assets................   194,959      (490,447)         28,113
Net Assets -- Beginning of Period................   698,248     1,188,695              --
                                                   --------   -----------         -------
Net Assets -- End of Period......................  $893,207   $   698,248         $28,113
                                                   ========   ===========         =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................        --            --              --
 Redeemed........................................        --            --              --
                                                   --------   -----------         -------
 Net Increase (Decrease).........................        --            --              --
                                                   ========   ===========         =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................        --            --               2
 Redeemed........................................        --            --              --
                                                   --------   -----------         -------
 Net Increase (Decrease).........................        --            --               2
                                                   ========   ===========         =======

-------
The accompanying notes are an integral part of these financial statements.


                                     FSA-87

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,


                                                           TEMPLETON              VAN ECK
                                                          GLOBAL BOND          WORLDWIDE HARD
                                                     SECURITIES FUND* (b)     ASSETS FUND* (b)
                                                    ----------------------   -----------------
                                                             2009                   2009
                                                    ----------------------   -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss)....................          $    (3)               $    (2)
 Net realized gain (loss) on investments.........               --                     --
 Change in unrealized appreciation
  (depreciation) of investments..................               45                   (207)
                                                           -------                -------
 Net Increase (decrease) in net assets from
  operations.....................................               42                   (209)
                                                           -------                -------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners..........           26,693                 10,006
  Transfers between funds including
   guaranteed interest account, net..............               --                     --
  Transfers for contract benefits and
   terminations..................................               --                     --
  Contract maintenance charges...................               --                     --
                                                           -------                -------
 Net increase (decrease) in net assets from
  contractowners transactions....................           26,693                 10,006
                                                           -------                -------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49......                --                     --
                                                           -------                -------
Increase (Decrease) in Net Assets................           26,735                  9,797
Net Assets -- Beginning of Period................               --                     --
                                                           -------                -------
Net Assets -- End of Period......................          $26,735                $ 9,797
                                                           =======                =======
Changes in Units (000's):
Unit Activity 1.30% to 1.70% Class A
 Issued..........................................               --                     --
 Redeemed........................................               --                     --
                                                           -------                -------
 Net Increase (Decrease).........................               --                     --
                                                           =======                =======
Unit Activity 0.00% to 1.90% Class B
 Issued..........................................                3                      1
 Redeemed........................................               --                     --
                                                           -------                -------
 Net Increase (Decrease).........................                3                      1
                                                           =======                =======

-------
The accompanying notes are an integral part of these financial statements.
(a) Units were made available for sale on June 08, 2009.
(b) Units were made available for sale on December 14, 2009.
(c) EQ/Mid Cap Value PLUS replaced EQ/Ariel Appreciation II due to a fund merger on September 11, 2009.
(d) EQ/Mid Cap Value PLUS replaced EQ/Lord Abbett Mid Cap Value due to a fund merger on September 11, 2009.
(e) EQ/Mid Cap Value PLUS replaced EQ/Van Kampen Real Estate due to a fund merger on September 11, 2009.
(f) EQ/PIMCO Ultra Short Bond replaced EQ/AXA Rosenberg Value Long/Short Equity due to a fund merger on September 11, 2009.

                                     FSA-88

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

(g) EQ/PIMCO Ultra Short Bond replaced EQ/Short Duration Bond due to a fund merger on September 11, 2009.
(h) Multimanager Aggressive Equity replaced Multimanger Health Care due to a fund merger on September 18, 2009.
(i) EQ/Core Bond Index replaced EQ/Long Term Bond due to a fund merger on September 25, 2009.
(j) EQ/Quality Bond PLUS replaced EQ/Caywood-Scholl High Yield due to a fund merger on September 25, 2009.
(k) EQ/Common Stock Index replaced EQ/Oppenheimer Main Street Opportunity due to a fund merger on September 18, 2009.
(l) EQ/Small Company Index replaced EQ/Oppenheimer Main Street Small Cap Index due to a fund merger on September 18, 2009.
* Denotes Variable Investment Options that invest in shares of non EQ Advisors Trust or AXA Premier VIP Trust portfolios that are categorized as Class B units. These are classified as Class B, based on the 12b-1 fees imposed, as further described in Note 5.


                                     FSA-89

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements

December 31, 2009


1. Organization

   AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account No. 49 ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account has Variable Investment Options, each of which invests in shares of a mutual fund portfolio of AIM Variable Insurance Funds, AllianceBernstein Variable Products Series Fund, Inc. , American Century Variable Portfolios, Inc. , AXA Premier VIP Trust ("VIP"), BlackRock Variable Series Funds, Inc. , EQ Advisors Trust ("EQAT"), Fidelity Variable Insurance Products Funds, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Funds Variable Insurance Portfolios, Lazard Retirement Series, Inc., MFS Variable Insurance Trust, PIMCO Variable Insurance Trust , ProFunds, T.Rowe Price Equity Series, Inc., and Van Eck Worldwide Insurance Trust ("The Trusts"). The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts have separate investment objectives. These financial statements and notes are those of the Variable Investment Options of the Account.

   The Account consists of the following separate Variable Investment Options:

     AIM Variable Insurance Funds
     ----------------------------
   o AIM V.I. Financial Services Fund**
   o AIM V.I. Global Real Estate Fund
   o AIM V.I. International Growth Fund**
   o AIM V.I. Leisure Fund**
   o AIM V.I. Mid Cap Core Equity Fund
   o AIM V.I. Small Cap Equity Fund**

     AllianceBernstein Variable Product
     ----------------------------------
     Series Fund, Inc.*
     ------------------
   o AllianceBernstein Balanced Wealth Strategy Portfolio**
   o AllianceBernstein International Growth Portfolio**

     American Century Variable Portfolios, Inc.
     ------------------------------------------
   o American Century VP Large Company Value Fund**
   o American Century VP Mid Cap Value Fund

     AXA Premier VIP Trust*
     ----------------------
   o AXA Aggressive Allocation
   o AXA Conservative Allocation
   o AXA Conservative-Plus Allocation
   o AXA Moderate Allocation
   o AXA Moderate-Plus Allocation
   o Multimanager Aggressive Equity
   o Multimanager Core Bond
   o Multimanager International Equity
   o Multimanager Large Cap Core Equity
   o Multimanager Large Cap Growth
   o Multimanager Large Cap Value
   o Multimanager Mid Cap Growth
   o Multimanager Mid Cap Value
   o Multimanager Multi-Sector Bond(13)
   o Multimanager Small Cap Growth
   o Multimanager Small Cap Value
   o Multimanager Technology
   o Target 2035 Allocation
   o Target 2045 Allocation

     BlackRock Variable Series Funds, Inc.
     -------------------------------------
   o BlackRock Global Allocation V.I. Fund
   o BlackRock Large Cap Growth V.I Fund**

     EQ Advisors Trust*
     ------------------
   o All Asset Allocation
   o AXA Balanced Strategy
   o AXA Conservative Growth Strategy
   o AXA Conservative Strategy
   o AXA Growth Strategy
   o AXA Moderate Growth Strategy
   o AXA Tactical Manager 2000 I
   o AXA Tactical Manager 400 I
   o AXA Tactical Manager 500 I
   o AXA Tactical Manager International I
   o EQ/AllianceBernstein International
   o EQ/AllianceBernstein Small Cap Growth
   o EQ/AXA Franklin Small Cap Value Core(2)
   o EQ/BlackRock Basic Value Equity
   o EQ/BlackRock International Value
   o EQ/Boston Advisors Equity Income
   o EQ/Calvert Socially Responsible
   o EQ/Capital Guardian Growth
   o EQ/Capital Guardian Research
   o EQ/Common Stock Index(3)
   o EQ/Core Bond Index(4)
   o EQ/Davis New York Venture
   o EQ/Equity 500 Index
   o EQ/Equity Growth PLUS(5)
   o EQ/Evergreen Omega
   o EQ/Franklin Core Balanced(1)
   o EQ/Franklin Templeton Allocation(6)
   o EQ/GAMCO Mergers and Acquisitions
   o EQ/GAMCO Small Company Value
   o EQ/Global Bond PLUS(7)
   o EQ/Global Multi-Sector Equity(8)
   o EQ/Intermediate Government Bond Index(9)
   o EQ/International Core PLUS

                                        FSA-90

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


1. Organization (Continued)

   o EQ/International ETF
   o EQ/International Growth
   o EQ/JPMorgan Value Opportunities
   o EQ/Large Cap Core PLUS
   o EQ/Large Cap Growth Index
   o EQ/Large Cap Growth PLUS
   o EQ/Large Cap Value Index
   o EQ/Large Cap Value PLUS
   o EQ/Lord Abbett Growth and Income
   o EQ/Lord Abbett Large Cap Core
   o EQ/Mid Cap Index
   o EQ/Mid Cap Value PLUS
   o EQ/Money Market
   o EQ/Montag & Caldwell Growth
   o EQ/Mutual Large Cap Equity(10)
   o EQ/Oppenheimer Global
   o EQ/PIMCO Ultra Short Bond(11)
   o EQ/Quality Bond PLUS
   o EQ/Small Company Index
   o EQ/T. Rowe Price Growth Stock
   o EQ/Templeton Global Equity(12)
   o EQ/UBS Growth and Income
   o EQ/Van Kampen Comstock
   o EQ/Van Kampen Mid Cap Growth

     Fidelity(R) Variable Insurance Products Funds
     ---------------------------------------------
   o Fidelity(R) VIP Asset Manager: Growth Portfolio**
   o Fidelity(R) VIP Contrafund(R) Portfolio
   o Fidelity(R) VIP Mid Cap Portfolio
   o Fidelity(R) VIP Strategic Income Portfolio

     Franklin Templeton Variable Insurance Products Trust
     ----------------------------------------------------
   o Franklin Strategic Income Securities Fund
   o Templeton Developing Markets Securities Fund
   o Templeton Foreign Securities Fund**
   o Templeton Global Bond Securities Fund


     Goldman Sachs Variable Insurance Trust - Variable Insurance Portfolios
     ----------------------------------------------------------------------
   o Goldman Sachs VIT Mid Cap Value Fund

     Ivy Funds Variable Insurance Portfolios
     ---------------------------------------
   o Ivy Funds VIP Dividend Opportunities
   o Ivy Funds VIP Energy
   o Ivy Funds VIP Global Natural Resources
   o Ivy Funds VIP High Income
   o Ivy Funds VIP Mid Cap Growth
   o Ivy Funds VIP Science and Technology
   o Ivy Funds VIP Small Cap Growth

     Lazard Retirement Series, Inc.
     ------------------------------
   o Lazard Retirement Emerging Markets Equity Portfolio

     MFS(R) Variable Insurance Trust
     -------------------------------
   o MFS(R) International Value Portfolio
   o MFS(R) Investors Growth Stock Series**
   o MFS(R) Investors Trust Series**
   o MFS(R) Technology Portfolio**
   o MFS(R) Utilities Series**

     PIMCO Variable Insurance Trust
     ------------------------------
   o PIMCO Variable Insurance Trust CommodityRealReturn(R)
     Strategy Portfolio**
   o PIMCO Variable Insurance Trust Emerging Markets Bond
     Portfolio
   o PIMCO Variable Insurance Trust Real Return Strategy Portfolio
   o PIMCO Variable Insurance Trust Total Return Portfolio

     ProFunds
     --------
   o ProFund VP Bear
   o ProFund VP Biotechnology

     T. Rowe Price Equity Series, Inc.
     ---------------------------------
   o T. Rowe Price Health Sciences Portfolio II**

     Van Eck Worldwide Insurance Trust
     ---------------------------------
   o Van Eck Worldwide Hard Assets Fund


                                     FSA-91

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


1. Organization (Concluded)

   (1) Fund was renamed twice this year. EQ/Franklin Income was the former name, until 05/01/09 when name changed to EQ/AXA Franklin Income Core. On 09/18/09 the second change resulted in the current name.
   (2)  Formerly known as EQ/Franklin Small Cap Value
   (3)  Formerly known as EQ/AllianceBernstein Common Stock
   (4)  Formerly known as EQ/JPMorgan Core Bond
   (5) Fund was renamed twice this year. EQ/Marsico Focus was the former name, until 05/01/09 when name changed to EQ/Focus PLUS. On 09/11/09 the second change resulted in the current name.
   (6) Fund was renamed twice this year. EQ/Franklin Templeton Founding Strategy was the former name, until 05/01/09 when name changed to EQ/AXA Franklin Templeton Founding Strategy Core. On 09/18/09 the second name change resulted in the current name.
   (7)  Formerly known as EQ/Evergreen International Bond
   (8)  Formerly known as EQ/Van Kampen Emerging Markets Equity
   (9)  Formerly known as EQ/AllianceBernstein Intermediate Government
        Securities
   (10) Fund was renamed twice this year. EQ/Mutual Shares was the former name, until 05/01/09 when name changed to EQ/AXA Mutual Shares Core. On 09/18/09 the second name change resulted in the current name.
   (11) Formerly known as EQ/PIMCO Real Return
   (12) Fund was renamed twice this year. EQ/Templeton Growth was the former name, until 05/01/09 name changed to EQ/AXA Templeton Templeton Growth Core. On 09/18/09 the second name change resulted in the current name.
   (13) Formerly known as Multimanager High Yield

   * An affiliate of AXA Equitable provides advisory services to one or more Portfolios of this Trust.

   ** Fund is only included on the list of Variable Investment Options included in the Account. Although available for sale on 12/14/2009, there were no purchases for 2009. With zero balance and no activity to report, the fund is excluded from all other sections of the financial statements.


   Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

   The Account is used to fund benefits for variable annuities issued by AXA Equitable including the Accumulator, Accumulator Plus, Accumulator Elite, Accumulator Select, Stylus, Accumulator Advisor, Accumulator Express, Retirement Income for Life, Retirement Cornerstone, including all contracts issued currently. These annuities in the Accumulator series and Retirement Cornerstone Series are offered with the same Variable Investment Options for use as a nonqualified annuity (NQ) for after-tax contributions only, or when used as an investment vehicle for certain qualified plans (QP), an individual retirement annuity (IRA) or a tax-shelter annuity (TSA). The Accumulator series and Retirement Cornerstone Series of annuities are offered under group and individual variable annuity forms.

   The amount retained by AXA Equitable in the Account arises principally from
   (1) contributions from AXA Equitable, (2) mortality and expense charges and asset-based administration charges and distribution charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets attributable to accumulation units. Amounts retained by AXA Equitable are not subject to charges for mortality and expense risks, asset-based administration charges and distribution charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account.


   Each of the Variable Investment Options of the Account bears indirectly exposure to the market, credit, and liquidity risks of the Portfolio in which it invests. These financial statements and footnotes should be read in conjunction with the financial statements and footnotes of the Portfolios of the Trusts, which are distributed by AXA Equitable to the Contractowners.

   In the normal course of business, the Variable Investment Options of the Account enter into contracts that may include agreements to indemnify another party under given circumstances. The Variable Investment Options' maximum exposure under these arrangements is unknown as this would involve future claims that may be, but have not been, made against the Variable Investment Options of the Account.


2. Significant Accounting Policies

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Effective April 1, 2009, and as further described in Note 3 of the financial statements, the Account implemented the new guidance related to Fair Value Measurements and Disclosures. This modification retains the "exit price" objective of fair value measurement and provides additional guidance for estimating fair value when the volume and level of market activity for the asset or liability have significantly


                                     FSA-92

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


2. Significant Accounting Policies (Concluded)

   decreased in relation to normal market activity. This guidance also references guidance on distinguishing distressed or forced transactions not determinative of fair value from orderly transactions between market participants under prevailing market conditions. Implementation of the revised guidance did not have an impact on the net assets of the Account.

   Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by The Trusts using the fair value of the underlying assets of the Portfolio less liabilities.

   Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts' shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

   Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable's General Account primarily related to premiums, surrenders and death benefits.

   Payments received from Contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to Variable Investment Options of the Account and/or to the guaranteed interest account of AXA Equitable's General Account, and/or fixed maturity options of Separate Account No. 46. Transfers between funds including guaranteed interest account, net, are amounts that participants have directed to be moved among funds, including permitted transfers to and from the guaranteed interest account and the fixed maturity option of Separate Account No. 46. The net assets of any Variable Investment Option may not be less than the aggregate value of the Contractowner accounts allocated to that Variable Investment Option. AXA Equitable is required by state insurance laws to set aside additional assets in AXA Equitable's General Account to provide for other policy benefits. AXA Equitable's General Account is subject to creditor rights.

   Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges (which represent deferred contingent withdrawal charges) are included in transfers, benefits and terminations to the extent that such charges apply to the contracts. Administrative charges are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

   The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

                                     FSA-93

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


3. Fair Value Disclosures

   Under GAAP fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

   Level 1 - Quotes prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

   Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are not directly observable or can be corroborated by observable market data.

   Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

   All investment and receivable assets of each Variable Investment Option of the Account have been classified as Level 1. As described in Note 1 to the financial statements, the Account invests in open-ended mutual funds, available to Contractholders of variable insurance policies. The Variable Investment Options may, without restriction, transact at the daily Net Asset Value(s) ("NAV") of the mutual funds. The NAV represents the daily per share value of the Portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

   As of December 31, 2009, the Account did not hold any investments with significant unobservable inputs (Level 3).


4. Purchases and Sales of Investments

   The cost of purchases and proceeds from sales of investments for the year ended December 31, 2009 were as follows:


                                                    Purchases         Sales
                                                ---------------- --------------
AIM V.I. Global Real Estate Fund.............    $       11,500   $          1
AIM V.I. Mid Cap Core Equity Fund............               639             --
All Asset Allocation.........................            10,372             --
American Century VP Mid Cap Value Fund.......               962             --
AXA Aggressive Allocation....................       827,633,849    425,582,655
AXA Balanced Strategy........................        93,934,204      1,532,645
AXA Conservative Allocation..................     1,068,101,425    592,240,487
AXA Conservative Growth Strategy.............        54,449,975        682,836
AXA Conservative Strategy....................        34,403,127        961,424
AXA Conservative-Plus Allocation.............       608,054,999    260,292,172
AXA Growth Strategy..........................       193,443,251      1,201,801
AXA Moderate Allocation......................     1,862,902,044    568,044,738
AXA Moderate Growth Strategy.................       213,049,789      1,479,748
AXA Moderate-Plus Allocation.................     2,156,059,258    818,337,399
AXA Tactical Manager 2000 I..................           288,181             17
AXA Tactical Manager 400 I...................           285,050             16
AXA Tactical Manager 500 I...................           470,758             46
AXA Tactical Manager International I.........           291,240             33
BlackRock Global Allocation V.I. Fund........           646,112             60
EQ/AllianceBernstein International...........        81,149,577    126,318,988
EQ/AllianceBernstein Small Cap Growth........        35,843,669     68,349,908
EQ/AXA Franklin Small Cap Value Core.........        42,646,092     35,825,984
EQ/BlackRock Basic Value Equity..............       154,382,959     85,083,582
EQ/BlackRock International Value.............       101,569,340    110,964,822
EQ/Boston Advisors Equity Income.............        50,841,010     44,094,042
EQ/Calvert Socially Responsible..............         5,297,639      6,584,919
EQ/Capital Guardian Growth...................        31,265,325     51,621,694
EQ/Capital Guardian Research.................        36,176,109    120,118,753
EQ/Common Stock Index........................       105,293,413    104,604,681
EQ/Core Bond Index...........................       316,236,169    210,557,701
EQ/Davis New York Venture....................        69,051,120     51,738,656
EQ/Equity 500 Index..........................       208,791,884    189,243,208
EQ/Equity Growth PLUS........................        80,464,522    198,075,126

                                     FSA-94

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


4. Purchases and Sales of Investments (Continued)


                                                                         Purchases          Sales
                                                                      --------------- ----------------
EQ/Evergreen Omega.................................................    $140,479,865    $   42,856,157
EQ/Franklin Core Balanced..........................................     149,420,625        85,798,775
EQ/Franklin Templeton Allocation...................................     188,859,828       118,416,192
EQ/GAMCO Mergers and Acquisitions..................................      44,835,388        35,613,128
EQ/GAMCO Small Company Value.......................................     139,337,548        87,642,994
EQ/Global Bond PLUS................................................     132,136,069       132,560,198
EQ/Global Multi-Sector Equity......................................     288,986,049       205,759,921
EQ/Intermediate Government Bond Index..............................     192,123,547       211,047,891
EQ/International Core PLUS.........................................     137,831,904       101,550,775
EQ/International ETF...............................................         229,200                --
EQ/International Growth............................................      93,066,650        55,229,243
EQ/JPMorgan Value Opportunities....................................      33,617,574        45,271,797
EQ/Large Cap Core PLUS.............................................      24,916,207        27,944,906
EQ/Large Cap Growth Index..........................................      52,417,811        59,487,315
EQ/Large Cap Growth PLUS...........................................      42,057,750        45,545,690
EQ/Large Cap Value Index...........................................      37,886,637        21,067,317
EQ/Large Cap Value PLUS............................................      45,133,197       159,549,739
EQ/Lord Abbett Growth and Income...................................      30,018,610        24,592,686
EQ/Lord Abbett Large Cap Core......................................      77,043,305        38,224,379
EQ/Mid Cap Index...................................................      67,306,970        88,708,600
EQ/Mid Cap Value PLUS..............................................     927,976,673       137,363,969
EQ/Money Market....................................................     989,637,914     1,542,134,779
EQ/Montag & Caldwell Growth........................................      41,619,573        53,744,309
EQ/Mutual Large Cap Equity.........................................      24,306,265        40,620,705
EQ/Oppenheimer Global..............................................      63,333,943        29,207,234
EQ/Pimco Ultra Short Bond..........................................     871,177,721       404,726,743
EQ/Quality Bond PLUS...............................................     364,802,277       143,156,187
EQ/Small Company Index.............................................     163,555,307        83,872,199
EQ/T. Rowe Price Growth Stock......................................      98,917,590        34,987,024
EQ/Templeton Global Equity.........................................      27,604,276        35,042,226
EQ/UBS Growth and Income...........................................      15,925,260        15,093,847
EQ/Van Kampen Comstock.............................................      26,386,487        38,525,697
EQ/Van Kampen Mid Cap Growth.......................................     131,365,034        64,785,093
Fidelity(R) VIP Contrafund Portfolio...............................          17,562                 1
Fidelity(R) VIP Mid Cap Portfolio..................................           5,881                --
Fidelity(R) VIP Strategic Income Portfolio.........................          23,052                 2
Franklin Strategic Income Securities Fund..........................          46,290                12
Goldman Sachs VIT Mid Cap Value Fund...............................           2,514                --
Ivy Funds VIP Dividend Opportunities...............................          13,453                 1
Ivy Funds VIP Energy...............................................             479                --
Ivy Funds VIP Global Natural Resources.............................          73,582                 9
Ivy Funds VIP High Income..........................................          24,958                10
Ivy Funds VIP Mid Cap Growth.......................................          20,639                 1
Ivy Funds VIP Science and Technology...............................           1,980                 1
Ivy Funds VIP Small Cap Growth.....................................           3,288                --
Lazard Retirement Emerging Markets Equity Portfolio................          22,521                 1
MFS(R) International Value Portfolio...............................           2,520                --
Multimanager Aggressive Equity.....................................     300,922,995        36,737,063
Multimanager Core Bond.............................................     524,248,109       257,404,502
Multimanager International Equity..................................      82,428,471        80,841,969
Multimanager Large Cap Core Equity.................................      30,556,425        23,828,032
Multimanager Large Cap Growth......................................      21,282,231        33,871,213
Multimanager Large Cap Value.......................................      45,782,482        78,398,124
Multimanager Mid Cap Growth........................................      36,790,955        45,250,087
Multimanager Mid Cap Value.........................................      73,616,366        62,470,045
Multimanager Multi-Sector Bond.....................................     150,409,425       128,284,607
Multimanager Small Cap Growth......................................      52,462,052        38,906,464
Multimanager Small Cap Value.......................................      33,110,433        68,606,374
Multimanager Technology............................................     136,461,633        86,490,914
PIMCO Variable Insurance Trust Emerging Markets Bond Portfolio....           96,118                18

                                     FSA-95

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


4. Purchases and Sales of Investments (Concluded)


                                                                         Purchases   Sales
                                                                        ----------- ------
PIMCO Variable Insurance Trust Real Return Strategy Portfolio........     $70,987    $ 5
PIMCO Variable Insurance Trust Total Return Portfolio................      78,179      6
ProFund VP Bear......................................................      11,047      2
ProFund VP Biotechnology.............................................       3,640      1
Target 2035 Allocation...............................................      35,007     --
Target 2045 Allocation...............................................      35,087     --
Templeton Developing Markets Securities Fund.........................      27,941      4
Templeton Global Bond Securities Fund................................      26,691      3
Van Eck Worldwide Hard Assets Fund...................................      10,006      2

5. Expenses and Related Party Transactions

   The assets in each Variable Investment Option are invested in shares of a corresponding mutual fund Portfolio of The Trusts. Shares are offered by The Trusts at net asset value. Shares in which the Variable Investment Options invest are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that the EQAT and VIP Trusts, on behalf of each related Variable Portfolio, may charge a maximum annual distribution and/or service (12b-1) fee of 0.50% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. Under arrangements approved by each Trust's Board of Trustees, the 12b-1 fee currently is limited to 0.25% of the average daily net assets. These fees are reflected in the net asset value of the shares of the Trusts and the total returns of the investment options, but are not included in the expenses or expense ratios of the investment options.

   AXA Equitable and its affiliates serves as investment manager of Portfolios of EQAT and VIP. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual Portfolios and range for EQAT and VIP from a low of 0.07% to high of 1.19% of the average daily net assets of the Portfolios of the Trusts. AXA Equitable as investment manager of EQAT and VIP pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12b-1 Plans as described above.

   AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for a number of Portfolios in EQAT and VIP, including the EQ/AllianceBernstein Portfolios, EQ/Common Stock Index, EQ/Large Cap Growth Index, EQ/Equity 500 Index, and EQ/Small Company Index; as well as a portion of AXA Tactical Manager 500 I, AXA Tactical Manager 400 I, AXA Tactical Manager 2000 I, AXA Tactical Manager International I, EQ/Large Cap Value PLUS, EQ/Quality Bond PLUS, Multimanager Aggressive Equity, Multimanager International Equity, Multimanager Large Cap Core Equity, Multimanager Large Cap Value, Multimanager Mid Cap Growth. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

   AXA Advisors and AXA Distributors are distributors and principal underwriters of the Contracts and the Account. They are both registered with the SEC as broker-dealers and are members of the Financial Industrial Regulatory Authority ("FINRA").

   The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network LLC, or its subsidiaries ("AXA Network") (affiliates of AXA Equitable). AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the FINRA) that have entered into selling agreements with Distributors. The licensed insurance agents who sell AXA Equitable policies for these companies are appointed as agents of AXA Equitable and are registered representatives of the broker-dealers under contract with Distributors.


                                     FSA-96

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


6. Reorganizations

   In 2009, several fund reorganizations were made within EQ Advisors Trust, and corresponding reorganizations were made within the Variable Investment Options of the Account. In these reorganizations, certain Portfolios of EQ Advisors Trust (the "Removed Portfolios") exchanged substantially all of their assets and liabilities for interests in certain other Portfolios of EQ Advisors Trust (the "Surviving Portfolios"). Correspondingly, the Variable Investment Options that invested in the Removed Portfolios (the "Removed Investment Options") were merged with the Variable Investment Options that invest in the Surviving Portfolios (the "Surviving Investment Options"). Contractholders of the Removed Investment Options received interests in the Surviving Investment Options with a value equivalent to the value they held in the Removed Investment Options immediately prior to the reorganization.


----------------------------------------------------------------------------------------------------------
September 11, 2009         Removed Portfolio                           Surviving Portfolio
----------------------------------------------------------------------------------------------------------
                           EQ/Ariel Appreciation II
                           EQ/Lord Abbett Mid Cap Value
                           EQ/Van Kampen Real Estate                    EQ/Mid Cap Value PLUS
----------------------------------------------------------------------------------------------------------
                           EQ/Ariel Appreciation II
Shares -- Class B             7,932,043
Value -- Class B           $       9.40
Net Assets Before Merger   $ 74,538,275
Net Assets After Merger    $         --
                           EQ/Lord Abbett Mid Cap Value
Shares -- Class B            26,391,753
Value -- Class B           $       7.93
Net Assets Before Merger   $209,180,481
Net Assets After Merger    $         --
                           EQ/Van Kampen Real Estate
Shares -- Class B            63,532,140                                    142,251,793
Value -- Class B           $       5.48                                 $         7.74
Net Assets Before Merger   $347,961,699                                 $  469,149,515
Net Assets After Merger    $         --                                 $1,100,829,970
----------------------------------------------------------------------------------------------------------
September 11, 2009         EQ/AXA Rosenberg Value Long/Short           EQ/PIMCO Ultra Short Bond
                           Equity
                           EQ/Short Duration Bond
----------------------------------------------------------------------------------------------------------
                           EQ/AXA Rosenberg Value Long/Short
                           Equity
Shares -- Class B            12,716,910
Value -- Class B           $       8.60
Net Assets Before Merger   $109,365,428
Net Assets After Merger    $         --
                           EQ/Short Duration Bond
Shares -- Class B            23,494,513                                   140,859,863
Value -- Class B           $       9.13                                $         9.95
Net Assets Before Merger   $214,412,117                                $1,077,407,382
Net Assets After Merger    $         --                                $1,401,184,927
----------------------------------------------------------------------------------------------------------
September 18, 2009         Multimanager Health Care                    Multimanager Aggressive Equity
----------------------------------------------------------------------------------------------------------
Shares -- Class B            28,056,156                                    15,487,843
Value -- Class B           $       9.02                                $        21.67
Net Assets Before Merger   $253,119,777                                $   82,475,855
Net Assets After Merger    $         --                                $  335,595,632
----------------------------------------------------------------------------------------------------------
September 18, 2009         EQ/Oppenheimer Main Street Opportunity      EQ/Common Stock Index
----------------------------------------------------------------------------------------------------------
Shares -- Class B             5,440,613                                    56,841,883
Value -- Class B           $       8.39                                $        13.55
Net Assets Before Merger   $ 45,659,985                                $  724,313,556
Net Assets After Merger    $         --                                $  769,973,541
----------------------------------------------------------------------------------------------------------


                                     FSA-97

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


6. Reorganizations (Concluded)


----------------------------------------------------------------------------------------------------------
September 18, 2009         Removed Portfolio                       Surviving Portfolio
----------------------------------------------------------------------------------------------------------
                           EQ/Oppenheimer Main Street Small Cap
                           Index                                    EQ/Small Company Index
----------------------------------------------------------------------------------------------------------
Shares -- Class B             9,217,337                                53,685,152
Value -- Class B           $       8.91                            $         8.40
Net Assets Before Merger   $ 82,134,043                            $  368,998,628
Net Assets After Merger    $         --                            $  451,132,671
----------------------------------------------------------------------------------------------------------
September 25, 2009         EQ/Caywood Scholl High Yield Bond       EQ/Quality Bond PLUS
----------------------------------------------------------------------------------------------------------
Shares -- Class B            67,826,211                                64,244,370
Value -- Class B           $       3.99                            $         9.19
Net Assets Before Merger   $270,950,734                            $  319,272,226
Net Assets After Merger    $         --                            $  590,222,960
----------------------------------------------------------------------------------------------------------
September 25, 2009         EQ/Long Term Bond                       EQ/Core Bond Index
-------------------------- --------------------------------------- ------------------------
Shares -- Class B            11,533,864                               106,695,594
Value -- Class B           $      12.74                            $         9.62
Net Assets Before Merger   $146,995,303                            $  879,643,006
Net Assets After Merger    $         --                            $1,026,638,309
----------------------------------------------------------------------------------------------------------

7. Contractowner Charges

   Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. Under the Contracts, AXA Equitable charges the account for the following:



                                                                               Asset-based                    Current     Maximum
                                                             Mortality and   Administration   Distribution   Aggregate   Aggregate
                                                             Expense Risks       Charge          Charge        Charge     Charge
                                                            --------------- ---------------- -------------- ----------- ----------
Accumulator and Rollover IRA issued before
  May 1, 1997............................................   0.90%           0.30%            --             1.20%       1.20%
Accumulator issued on or after May 1, 1997...............   1.10%           0.25%            --             1.35%       1.35%
Accumulator issued on or after March 1, 2000.............   1.10%           0.25%            0.20%          1.55%       1.55%
Accumulator issued on or after April 1, 2002.............   0.75%           0.25%            0.20%          1.20%       1.20%
Accumulator issued on or after
  September 15, 2003.....................................   0.75%           0.30%            0.20%          1.25%       1.25%
Accumulator 06, 07, 8.0, 9.0.............................   0.80%           0.30%            0.20%          1.30%       1.30%
Accumulator Elite, Plus, Select..........................   1.10%           0.25%            0.25%          1.60%       1.60%
Accumulator Select II....................................   1.10%           0.35%            0.45%          1.90%       1.90%
Accumulator Select issued on or after
  April 1, 2002..........................................   1.10%           0.25%            0.35%          1.70%       1.70%
Accumulator Plus issued on or after April 1, 2002........   0.90%           0.25%            0.25%          1.40%       1.40%
Accumulator Plus issued on or after
  September 15, 2003.....................................   0.90%           0.35%            0.25%          1.50%       1.50%
Accumulator Plus 06, 07, 8.0, 9.0........................   0.95%           0.35%            0.25%          1.55%       1.55%
Accumulator Elite issued on or after
  September 15, 2003.....................................   1.10%           0.30%            0.25%          1.65%       1.65%
Accumulator Elite II.....................................   1.10%           0.25%            0.45%          1.80%       1.80%
Accumulator Elite 06, 07, 8.0, 9.0.......................   1.10%           0.30%            0.25%          1.65%       1.65%
Stylus...................................................   0.80%           0.30%            0.05%          1.15%       1.15%

                                     FSA-98

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


7. Contractowner Charges (Continued)


                                                             Asset-based                    Current     Maximum
                                           Mortality and   Administration   Distribution   Aggregate   Aggregate
                                           Expense Risks       Charge          Charge        Charge     Charge
                                          --------------- ---------------- -------------- ----------- ----------
Retirement Income for Life.............   0.75%           0.30%            0.20%          1.25%       1.25%
Retirement Income for Life (NY)........   0.80%           0.30%            0.20%          1.30%       1.30%
Accumulator Advisor (1)................   0.50%             --               --           0.50%       0.50%
Accumulator Express....................   0.70%           0.25%              --           0.95%       0.95%
Retirement Cornerstone Series CP.......   0.95%           0.35%            0.25%          1.55%       1.55%
Retirement Cornerstone Series B........   0.80%           0.30%            0.20%          1.30%       1.30%
Retirement Cornerstone Series L........   1.10%           0.30%            0.25%          1.65%       1.65%
Retirement Cornerstone Series C........   1.10%           0.25%            0.35%          1.70%       1.70%

----------
(1) The charges may be retained in the Account by AXA Equitable and participate in the net investment results of the Portfolios. Accumulator Advisor's daily charge of 0.50% includes mortality and expense risks charges and administrative charges to compensate for certain administrative expenses under the contract.

Included in the Contract maintenance charges line of the Statements of Changes in Net Assets are certain administrative charges which are deducted from the Contractowners account value (unit liquidation from account value).

The table below lists the fees charged by the Separate Account assessed as a redemption of units. The range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or a Contractowner's account value.



                                               When charge
               Charges                         is deducted
------------------------------------- ----------------------------
Charges for state premium and other   At time of transaction
applicable taxes
Charge for Trust expenses             Daily
Annual Administrative charge          Annually on each
                                      contract date anniversary.
Variable Immediate Annuity payout     At time of transaction
option administrative fee
Withdrawal charge                     At time of transaction
BaseBuilder benefit charge            Annually on each
                                      contract date anniversary.
Protection Plus                       Annually on each
                                      contract date anniversary.
Guaranteed minimum death benefit
options:
  Annual ratchet to age 85            Annually on each
                                      contract date anniversary.



               Charges                                    Amount deducted                          How deducted
------------------------------------- ------------------------------------------------------- ----------------------
Charges for state premium and other   Varies by state                                         Applied to an annuity
applicable taxes                                                                              payout option

Charge for Trust expenses             Varies by Portfolio                                     Unit value

Annual Administrative charge          Depending on account value, in Years 1 to 2 lesser      Unit liquidation from
                                      of $30 or 2% of account value, thereafter $30           account value

Variable Immediate Annuity payout     $350 annuity administrative fee                         Unit liquidation from
option administrative fee                                                                     account value

Withdrawal charge                     Low - 0% in contract year 10 and thereafter.            Unit liquidation from
                                                                                              account value
                                      High - 8% in contract years 1 and 2. The charge is
                                      7% in contract years 3 and 4, and declines 1%
                                      each contract year until it reaches 0% in contract
                                      year 10.

                                      *Note - Depending on the contract and/or certain
                                      elections made under the contract, the
                                      withdrawal charge may or may not apply.

BaseBuilder benefit charge            0.30%                                                   Unit liquidation from
                                                                                              account value

Protection Plus                       Low - 0.20%                                             Unit liquidation from
                                                                                              account value
                                      High - 0.35%.

Guaranteed minimum death benefit
options:

  Annual ratchet to age 85            Low - 0.20% of the Annual ratchet to age 85             Unit liquidation from
                                      benefit base                                            account value

                                      High - 0.30% of the Annual ratchet to age 85 benefit base

                                     FSA-99

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


7. Contractowner Charges (Continued)


                                                  When charge
                 Charges                          is deducted
                 -------                          -----------
  Greater of 4% roll up to age 85 Or     Annually on each
  Annual ratchet to age 85               contract date anniversary

  Greater of 5% rollup to age 85 or      Annually on each
  annual ratchet to age 85               contract date anniversary.

  6% rollup to age 80 or 70
  6% rollup to age 85                    Annually on each
                                         contract date anniversary.
  Greater of 6.5%, 6% or 3% rollup to    Annually on each
  age 85 or annual ratchet to age 85     contract date anniversary.

  Greater of 5% rollup to owner's age
  80 or Annual ratchet to owner's age
  80

Guaranteed Withdrawal Benefit for Life   Annually on each
Enhanced Death Benefit                   contract date anniversary

Earnings Enhancement Benefit             Annually on each
(additional death benefit)               contract date anniversary

Guaranteed Minimum Income Benefit        Annually on each
                                         contract date anniversary.

Guaranteed Principal Benefit             Annually on first 10
                                         contract date
                                         anniversaries

Guaranteed Withdrawal Benefit            Annually on each
                                         contract date anniversary

Net Loan Interest charge for Rollover    Netted against loan
                                         repayment

Retirement Income for Life Benefit       Annually on contract date
charge                                   anniversary

Guaranteed Withdrawal Benefit for Life   Annually on each
  (GWBL)                                 contract date anniversary

Death benefit under converted GWBL       Annually on each
                                         contract anniversary date



                 Charges                                     Amount deducted                         How deducted
---------------------------------------- ------------------------------------------------------ ----------------------
  Greater of 4% roll up to age 85 Or     1.00% of the greater of 4% roll-up to age 85 or
  Annual ratchet to age 85               Annual ratchet to age 85 benefit base (max to
                                         1.15%)

  Greater of 5% rollup to age 85 or      Low - 0.50% of the greater of 5% roll-up to age        Unit liquidation from
  annual ratchet to age 85               85 or annual ratchet to age 85 benefit base            account value

                                         High - 1.00% of 5% roll-up to age 85 or Annual
                                         ratchet to age 85 benefit base

  6% rollup to age 80 or 70              0.20% of 6% roll-up to age 80 (or 70) benefit base
  6% rollup to age 85                    Low - 0.35% of the 6% roll-up to age 85 benefit        Unit liquidation from
                                         base                                                   account value

                                         High - 0.45% of the 6% roll-up to age 85 benefit
                                         base

  Greater of 6.5%, 6% or 3% rollup to    Low - 0.45% of the 6% roll-up to age 85 benefit        Unit liquidation from
  age 85 or annual ratchet to age 85     base or the Annual ratchet to age 85 benefit base,     account value
                                         as applicable

                                         High - 0.80% of the 6.5%, 6% or 3% roll-up to
                                         age 85 benefit base or the Annual ratchet to age
                                         85 benefit base, as applicable

  Greater of 5% rollup to owner's age    Low - 0.80% (max 0.95%)
  80 or Annual ratchet to owner's age
  80
                                         High - 1.00% (max 1.15%)

Guaranteed Withdrawal Benefit for Life   0.30%                                                  Unit liquidation from
Enhanced Death Benefit                                                                          account value

Earnings Enhancement Benefit             0.35%                                                  Unit liquidation from
(additional death benefit)                                                                      account value

Guaranteed Minimum Income Benefit        Low - 0.45%                                            Unit liquidation from
                                                                                                account value
                                         High - 1.00% (max to 1.30%)

Guaranteed Principal Benefit             Low - 100% Guaranteed Principal Benefit -              Unit liquidation from
                                         0.50%                                                  account value

                                         High - 125% Guaranteed Principal Benefit -
                                         0.75%

Guaranteed Withdrawal Benefit            Low - 5% Withdrawal Option is 0.30%                    Unit liquidation from

                                         High - 7% Withdrawal Option is 0.50%                   account value

Net Loan Interest charge for Rollover    2.00%                                                  Unit liquidation from
                                                                                                account value

Retirement Income for Life Benefit       Low - 0.60% for Single life                            Unit liquidation from
charge                                      0.80% for Joint life                                account value

                                         High - 0.75% for Single life
                                            0.90% for Joint life

Guaranteed Withdrawal Benefit for Life   Low - 0.60% for Single life;                           Unit liquidation from
  (GWBL)                                    0.80% for Joint life                                account value

                                         High - 0.75% for Single life;
                                            0.95% for Joint life

Death benefit under converted GWBL       The GMDB charge in effect prior to conversion will     Unit liquidation from
                                         be deducted. Note - Charge will vary depending on      account value
                                         combination GMDB elections.

                                     FSA-100

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


7. Contractowner Charges (Concluded)


                                          When charge
             Charges                      is deducted
--------------------------------- ---------------------------
Converted Guaranteed withdrawal   Upon initial conversion
benefit for life charge           and annually on each
                                  contract date anniversary
                                  thereafter



             Charges                                Amount deducted                       How deducted
--------------------------------- --------------------------------------------------- --------------------
Converted Guaranteed withdrawal   Single and Joint life - charge is equal to the      Unit liquidation of
benefit for life charge           percentage of Guaranteed minimum income benefit     account value
                                  base charge deducted as the Guaranteed minimum
                                  income benefit charge on the conversion effective
                                  date. Annual ratchets may increase the charge to a
                                  percentage equal to the maximum charge for the
                                  Guaranteed minimum income benefit.

8. Accumulation Unit Values



   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
AIM V.I. Global Real Estate Fund
--------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.22                --                --          --           0.39%
         Highest contract charge 1.70% Class B (t)      $ 10.22                --                --          --           0.49%
         All contract charges                                --                 1       $        12          --
AIM V.I. Mid Cap Core Equity Fund
---------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.39                --                --          --           0.87%
         Highest contract charge 1.70% Class B (t)      $ 10.38                --                --          --           0.78%
         All contract charges                                --                --       $         1          --
All Asset Allocation
--------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.18                --                --          --           0.20%
         Highest contract charge 1.70% Class B (t)      $ 10.17                --                --          --           0.10%
         All contract charges                                --                --                --        0.75%
American Century VP Mid Cap Value Fund
--------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.51                --                --          --           1.55%
         Highest contract charge 1.70% Class B (t)      $ 10.50                --                --          --           1.45%
         All contract charges                                --                --       $         1        1.80%
AXA Aggressive Allocation
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.23                --                --          --           0.29%
         Highest contract charge 1.70% Class A (t)      $ 10.23                --                --          --           0.39%
         All contract charges                                --                 3       $        29          --
AXA Aggressive Allocation
-------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 10.92                --                --          --          26.71%
         Highest contract charge 1.90% Class B          $ 10.05                --                --          --          24.82%
         All contract charges                                --           264,282       $ 2,913,632        1.00%
  2008   Lowest contract charge 0.50% Class B           $  8.62                --                --          --        (39.51)%
         Highest contract charge 1.90% Class B          $  8.05                --                --          --        (40.33)%
         All contract charges                                --           249,764       $ 2,198,545        1.66%
  2007   Lowest contract charge 0.50% Class B           $ 14.25                --                --          --           5.63%
         Highest contract charge 1.90% Class B          $ 13.49                --                --          --           4.17%
         All contract charges                                             189,188       $ 2,787,372        3.04%
  2006   Lowest contract charge 0.50% Class B           $ 13.49                --                --          --          17.31%
         Highest contract charge 1.90% Class B          $ 12.95                --                --          --          15.46%
         All contract charges                                --           103,270       $ 1,472,607        3.07%            --
  2005   Lowest contract charge 0.50% Class B           $ 11.50                --                --          --           7.52%
         Highest contract charge 1.90% Class B          $ 11.22                --                --          --           6.01%
         All contract charges                                --            46,362       $   572,360        5.10%            --

                                     FSA-101

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
AXA Balanced Strategy
---------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (s)         $ 10.09             --                 --           --       (0.30)%
         Highest contract charge 1.70% Class B (s)        $ 10.09             --                 --           --       (0.20)%
         All contract charges                                  --          8,275        $    93,171         2.87%
AXA Conservative Allocation
---------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B             $ 11.40             --                 --           --         9.27%
         Highest contract charge 1.90% Class B            $ 10.48             --                 --           --         7.76%
         All contract charges                                  --        170,307        $ 1,893,018         2.38%
  2008   Lowest contract charge 0.50% Class B             $ 10.43             --                 --           --      (11.46)%
         Highest contract charge 1.90% Class B            $  9.73             --                 --           --      (12.74)%
         All contract charges                                  --        130,528        $ 1,340,728         6.68%
  2007   Lowest contract charge 0.50% Class B             $ 11.78             --                 --           --         5.27%
         Highest contract charge 1.90% Class B            $ 11.15             --                 --           --         3.82%
         All contract charges                                             43,687        $   512,686         4.38%
  2006   Lowest contract charge 0.50% Class B             $ 11.19             --                 --           --         5.84%
         Highest contract charge 1.90% Class B            $ 10.74             --                 --           --         4.35%
         All contract charges                                  --         27,021        $   304,681         4.30%          --
  2005   Lowest contract charge 0.50% Class B             $ 10.57             --                 --           --         1.93%
         Highest contract charge 1.90% Class B            $ 10.29             --                 --           --         0.50%
         All contract charges                                  --         18,040        $   194,239         4.02%          --
AXA Conservative Growth Strategy
--------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (s)         $ 10.06             --                 --           --       (0.40)%
         Highest contract charge 1.70% Class B (s)        $ 10.05             --                 --           --       (0.40)%
         All contract charges                                  --          4,833        $    53,791         3.54%
AXA Conservative Strategy
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (s)         $  9.98             --                 --           --       (0.70)%
         Highest contract charge 1.70% Class B (s)        $  9.98             --                 --           --       (0.70)%
         All contract charges                                  --          3,109        $    33,065         4.46%
AXA Conservative-Plus Allocation
--------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B             $ 11.16             --                 --           --        13.83%
         Highest contract charge 1.90% Class B            $ 10.26             --                 --           --        12.28%
         All contract charges                                  --        152,280        $ 1,682,551         1.98%
  2008   Lowest contract charge 0.50% Class B             $  9.80             --                 --           --      (19.80)%
         Highest contract charge 1.90% Class B            $  9.14             --                 --           --      (21.00)%
         All contract charges                                  --        126,714        $ 1,241,651         3.99%
  2007   Lowest contract charge 0.50% Class B             $ 12.22             --                 --           --         4.98%
         Highest contract charge 1.90% Class B            $ 11.57             --                 --           --         3.49%
         All contract charges                                             83,083        $ 1,028,164         3.70%
  2006   Lowest contract charge 0.50% Class B             $ 11.64             --                 --           --         8.22%
         Highest contract charge 1.90% Class B            $ 11.18             --                 --           --         6.70%
         All contract charges                                  --         62,323        $   744,035         3.65%          --
  2005   Lowest contract charge 0.50% Class B             $ 10.76             --                 --           --         2.73%
         Highest contract charge 1.90% Class B            $ 10.48             --                 --           --         1.29%
         All contract charges                                  --         40,493        $   451,307         4.68%          --
AXA Growth Strategy
-------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (s)         $ 10.16             --                 --           --         0.00%
         Highest contract charge 1.70% Class B (s)        $ 10.16             --                 --           --         0.00%
         All contract charges                                  --         16,690        $   196,220         1.94%

                                     FSA-102

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
AXA Moderate Allocation
-----------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.10               --                --           --          (0.20)%
         Highest contract charge 1.70% Class A (t)      $ 10.09               --                --           --          (0.20)%
         All contract charges                                --                2       $        24         1.45%
AXA Moderate Allocation
-----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 55.12               --                --           --           16.43%
         Highest contract charge 1.90% Class B          $ 39.26               --                --           --           14.80%
         All contract charges                                --          509,246       $ 7,164,791         1.45%
  2008   Lowest contract charge 0.50% Class B           $ 47.34               --                --           --         (24.86)%
         Highest contract charge 1.90% Class B          $ 34.20               --                --           --         (25.91)%
         All contract charges                                --          438,140       $ 5,361,993         4.05%
  2007   Lowest contract charge 0.50% Class B           $ 63.00               --                --           --            5.74%
         Highest contract charge 1.90% Class B          $ 46.16               --                --           --            4.25%
         All contract charges                                            339,622       $ 5,580,780         3.49%
  2006   Lowest contract charge 0.50% Class B           $ 59.58               --                --           --            9.77%
         Highest contract charge 1.90% Class B          $ 44.28               --                --           --            8.23%
         All contract charges                                --          267,779       $ 4,210,726         3.03%             --
  2005   Lowest contract charge 0.50% Class B           $ 54.27               --                --           --            4.27%
         Highest contract charge 1.90% Class B          $ 40.92               --                --           --            2.81%
         All contract charges                                --          188,833       $ 2,886,531         2.93%             --
AXA Moderate Growth Strategy
----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (s)       $ 10.13              --                --           --           (0.10)%
         Highest contract charge 1.70% Class B (s)      $ 10.12               --                --           --          (0.20)%
         All contract charges                                --           18,371       $   214,806         2.33%
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.17               --                --           --            0.10%
         Highest contract charge 1.70% Class A (t)      $ 10.16               --                --           --            0.10%
         All contract charges                                --               33       $       334         1.36%
AXA Moderate-Plus Allocation
----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 11.30               --                --           --           21.35%
         Highest contract charge 1.90% Class B          $ 10.39               --                --           --           19.61%
         All contract charges                                --          908,945       $10,483,044         1.36%
  2008   Lowest contract charge 0.50% Class B           $  9.31               --                --           --         (32.14)%
         Highest contract charge 1.90% Class B          $  8.69               --                --           --         (33.05)%
         All contract charges                                --          853,511       $ 8,197,686         2.40%
  2007   Lowest contract charge 0.50% Class B           $ 13.72               --                --           --            5.86%
         Highest contract charge 1.90% Class B          $ 12.98               --                --           --            4.34%
         All contract charges                                            689,233       $ 9,864,221         3.23%
  2006   Lowest contract charge 0.50% Class B           $ 12.96               --                --           --           13.93%
         Highest contract charge 1.90% Class B          $ 12.44               --                --           --           12.33%
         All contract charges                                --          450,637       $ 6,186,804         3.16%             --
  2005   Lowest contract charge 0.50% Class B           $ 11.37               --                --           --            6.14%
         Highest contract charge 1.90% Class B          $ 11.07               --                --           --            4.65%
         All contract charges                                --          231,245       $ 2,819,241         5.28%             --
AXA Tactical Manager 2000 I
---------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.75               --                --           --            2.67%
         Highest contract charge 1.70% Class B (t)      $ 10.74               --                --           --            2.58%
         All contract charges                                --                7       $        78         0.01%

                                     FSA-103

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
AXA Tactical Manager 400 I
--------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.45              --                --           --           1.65%
         Highest contract charge 1.70% Class B (t)      $ 10.44              --                --           --           1.66%
         All contract charges                                --               7        $       75         0.01%
AXA Tactical Manager 500 I
--------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.23              --                --           --           0.00%
         Highest contract charge 1.70% Class B (t)      $ 10.23              --                --           --           0.00%
         All contract charges                                --              25        $      261         0.03%
AXA Tactical Manager International I
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.00              --                --           --         (0.20)%
         Highest contract charge 1.70% Class B (t)      $  9.99              --                --           --         (0.30)%
         All contract charges                                --               8        $       81         0.05%
BlackRock Global Allocation V.I. Fund
-------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.13              --                --           --         (0.49)%
         Highest contract charge 1.70% Class B (t)      $ 10.13              --                --           --         (0.39)%
         All contract charges                                --              63        $      644         1.59%
EQ/AllianceBernstein International
----------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.00              --                --           --         (0.10)%
         Highest contract charge 1.70% Class A (t)      $  9.99              --                --           --         (0.20)%
         All contract charges                                --              --                --         2.38%
EQ/AllianceBernstein International
----------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 14.05              --                --           --          26.42%
         Highest contract charge 1.90% Class B          $ 11.40              --                --           --          24.68%
         All contract charges                                --          58,111        $  703,686         2.38%
  2008   Lowest contract charge 0.50% Class B           $ 11.11              --                --           --        (50.95)%
         Highest contract charge 1.90% Class B          $  9.14              --                --           --        (51.67)%
         All contract charges                                --          62,852        $  607,988         2.73%
  2007   Lowest contract charge 0.50% Class B           $ 22.65              --                --           --          11.14%
         Highest contract charge 1.90% Class B          $ 18.91              --                --           --           9.62%
         All contract charges                                            64,446        $1,284,350         1.43%
  2006   Lowest contract charge 0.50% Class B           $ 20.38              --                --           --          22.90%
         Highest contract charge 1.90% Class B          $ 17.25              --                --           --          21.18%
         All contract charges                                --          50,659        $  919,120         1.53%            --
  2005   Lowest contract charge 0.50% Class B           $ 16.58              --                --           --          14.72%
         Highest contract charge 1.90% Class B          $ 14.24              --                --           --          13.11%
         All contract charges                                --          39,214        $  585,935         1.67%            --
EQ/AllianceBernstein Small Cap Growth
-------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.73              --                --           --           3.27%
         Highest contract charge 1.70% Class A (t)      $ 10.72              --                --           --           3.18%
         All contract charges                                --              --        $        2         0.02%
EQ/AllianceBernstein Small Cap Growth
-------------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 17.04              --                --           --          35.03%
         Highest contract charge 1.90% Class B          $ 14.24              --                --           --          33.07%
         All contract charges                                --          25,519        $  342,139         0.02%
  2008   Lowest contract charge 0.50% Class B           $ 12.62              --                --           --        (44.94)%
         Highest contract charge 1.90% Class B          $ 10.70              --                --           --        (45.71)%
         All contract charges                                --          27,869        $  280,414           --

                                     FSA-104

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/AllianceBernstein Small Cap Growth (Continued)
-------------------------------------------------
  2007   Lowest contract charge 0.50% Class B           $ 22.92               --               --            --          16.11%
         Highest contract charge 1.90% Class B          $ 19.71               --               --            --          14.46%
         All contract charges                                             28,246        $ 526,859            --
  2006   Lowest contract charge 0.50% Class B           $ 19.74               --               --            --           8.46%
         Highest contract charge 1.90% Class B          $ 17.22               --               --            --           6.94%
         All contract charges                                --           29,035        $ 479,583            --             --
  2005   Lowest contract charge 0.50% Class B           $ 18.20               --               --            --          10.95%
         Highest contract charge 1.90% Class B          $ 16.10               --               --            --           9.40%
         All contract charges                                --           28,133        $ 443,581            --             --
EQ/AXA Franklin Small Cap Value Core
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.57               --               --            --           1.44%
         Highest contract charge 1.70% Class A (t)      $ 10.57               --               --            --           1.54%
         All contract charges                                --               --               --          1.03%
EQ/AXA Franklin Small Cap Value Core
------------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (c)       $  8.34               --               --            --          27.51%
         Highest contract charge 1.90% Class B (c)      $  7.96               --               --            --          25.69%
         All contract charges                                --           12,629        $ 101,917          1.03%
  2008   Lowest contract charge 0.50% Class B (c)       $  6.54                                                        (33.67)%
         Highest contract charge 1.90% Class B (c)      $  6.33                                                        (34.61)%
         All contract charges                                --           11,658        $  74,460          1.06%
  2007   Lowest contract charge 0.50% Class B (c)       $  9.86                                                         (9.12)%
         Highest contract charge 1.90% Class B (c)      $  9.68                                                        (10.37)%
         All contract charges                                              5,985        $  58,243          0.48%
  2006   Lowest contract charge 0.50% Class B (c)       $ 10.85               --               --            --           8.50%
         Highest contract charge 1.90% Class B (c)      $ 10.80               --               --            --           8.03%
         All contract charges                                --            1,481        $  16,022          0.54%            --
EQ/BlackRock Basic Value Equity
-------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.36               --               --            --           0.68%
         Highest contract charge 1.70% Class A (t)      $ 10.36               --               --            --           0.68%
         All contract charges                                --               --        $       3          2.75%
EQ/BlackRock Basic Value Equity
-------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 21.64               --               --            --          29.60%
         Highest contract charge 1.90% Class B          $ 18.09               --               --            --          27.82%
         All contract charges                                --           52,534        $ 745,364          2.75%
  2008   Lowest contract charge 0.50% Class B           $ 16.70               --               --            --        (36.86)%
         Highest contract charge 1.90% Class B          $ 14.15               --               --            --        (37.77)%
         All contract charges                                --           46,485        $ 522,247          1.73%
  2007   Lowest contract charge 0.50% Class B           $ 26.45               --               --            --           0.69%
         Highest contract charge 1.90% Class B          $ 22.74               --               --            --         (0.74)%
         All contract charges                                             45,201        $ 829,334          1.08%
  2006   Lowest contract charge 0.50% Class B           $ 26.27               --               --            --          20.31%
         Highest contract charge 1.90% Class B          $ 22.91               --               --            --          18.62%
         All contract charges                                --           44,747        $ 846,668          2.90%            --
  2005   Lowest contract charge 0.50% Class B           $ 21.84               --               --            --           2.44%
         Highest contract charge 1.90% Class B          $ 19.32               --               --            --           1.00%
         All contract charges                                --           43,949        $ 723,084          1.38%            --

                                     FSA-105

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/BlackRock International Value
--------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $  9.92                --                --           --         (0.40)%
         Highest contract charge 1.70% Class A (t)     $  9.92                --                --           --         (0.30)%
         All contract charges                               --                 1        $        8         2.07%
EQ/BlackRock International Value
--------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 20.05                --                --           --          29.61%
         Highest contract charge 1.90% Class B         $ 16.76                --                --           --          27.81%
         All contract charges                               --            47,668        $  743,266         2.07%
  2008   Lowest contract charge 0.50% Class B          $ 15.47                --                --           --        (43.29)%
         Highest contract charge 1.90% Class B         $ 13.11                --                --           --        (44.09)%
         All contract charges                               --            48,585        $  592,816         2.19%
  2007   Lowest contract charge 0.50% Class B          $ 27.28                --                --           --           9.65%
         Highest contract charge 1.90% Class B         $ 23.45                --                --           --           8.06%
         All contract charges                                             52,311        $1,144,877         1.85%
  2006   Lowest contract charge 0.50% Class B          $ 24.88                --                --           --          25.06%
         Highest contract charge 1.90% Class B         $ 21.70                --                --           --          23.30%
         All contract charges                               --            51,776        $1,057,795         3.58%            --
  2005   Lowest contract charge 0.50% Class B          $ 19.90                --                --           --          10.28%
         Highest contract charge 1.90% Class B         $ 17.60                --                --           --           8.74%
         All contract charges                               --            44,488        $  754,971         1.84%           --
EQ/Boston Advisors Equity Income
--------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.15                --                --           --         (0.39)%
         Highest contract charge 1.70% Class A (t)     $ 10.14                --                --           --         (0.39)%
         All contract charges                               --                --                --         2.55%
EQ/Boston Advisors Equity Income
--------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  5.60                --                --           --          10.97%
         Highest contract charge 1.90% Class B         $  4.79                --                --           --           9.34%
         All contract charges                               --            43,320        $  182,082         2.55%
  2008   Lowest contract charge 0.50% Class B          $  5.05                --                --           --        (32.67)%
         Highest contract charge 1.90% Class B         $  4.38                --                --           --        (33.54)%
         All contract charges                               --            39,344        $  157,390         2.44%
  2007   Lowest contract charge 0.50% Class B          $  7.50                --                --           --           3.31%
         Highest contract charge 1.90% Class B         $  6.59                --                --           --           1.70%
         All contract charges                                             31,430        $  202,051         1.82%
  2006   Lowest contract charge 0.50% Class B          $  7.26                --                --           --          15.39%
         Highest contract charge 1.90% Class B         $  6.48                --                --           --          13.77%
         All contract charges                               --            30,079        $  198,213         2.39%            --
  2005   Lowest contract charge 0.50% Class B          $  6.30                --                --           --          5.62%
         Highest contract charge 1.90% Class B         $  5.69                --                --           --          4.14%
         All contract charges                               --            22,950        $  135,055         2.19%           --
EQ/Calvert Socially Responsible
-------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  7.63                --                --           --         30.12%
         Highest contract charge 1.90% Class B         $  6.58                --                --           --         28.35%
         All contract charges                               --             5,534        $   45,654         0.24%
  2008   Lowest contract charge 0.50% Class B          $  5.86                --                --           --        (45.44)%
         Highest contract charge 1.90% Class B         $  5.13                --                --           --        (46.23)%
         All contract charges                               --             5,674        $   36,090         0.30%
  2007   Lowest contract charge 0.50% Class B          $ 10.74                --                --           --         11.53%
         Highest contract charge 1.90% Class B         $  9.54                --                --           --          9.91%
         All contract charges                                              5,341        $   62,358         0.23%

                                     FSA-106

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Calvert Socially Responsible (Continued)
-------------------------------------------
  2006   Lowest contract charge 0.50% Class B          $  9.63                --                --           --          4.70%
         Highest contract charge 1.90% Class B         $  8.68                --                --           --          3.24%
         All contract charges                               --             5,169        $   54,129           --            --
  2005   Lowest contract charge 0.50% Class B          $  9.20                --                --           --          8.20%
         Highest contract charge 1.90% Class B         $  8.40                --                --           --          6.68%
         All contract charges                               --             4,883        $   47,467           --            --
EQ/Capital Guardian Growth
--------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.41                --                --           --          1.66%
         Highest contract charge 1.70% Class A (t)     $ 10.41                --                --           --          1.76%
         All contract charges                               --                --                --         0.33%
EQ/Capital Guardian Growth
--------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 11.77                --                --           --         32.72%
         Highest contract charge 1.90% Class B         $  9.84                --                --           --         30.99%
         All contract charges                               --            33,199        $  327,423         0.33%
  2008   Lowest contract charge 0.50% Class B          $  8.87                --                --           --       (40.67)%
         Highest contract charge 1.90% Class B         $  7.51                --                --           --       (41.56)%
         All contract charges                               --            35,102        $  263,886         0.18%
  2007   Lowest contract charge 0.50% Class B          $ 14.95                --                --           --          4.91%
         Highest contract charge 1.90% Class B         $ 12.85                --                --           --          3.46%
         All contract charges                                             34,213        $  439,864           --
  2006   Lowest contract charge 0.50% Class B          $ 14.25                --                --           --          6.87%
         Highest contract charge 1.90% Class B         $ 12.42                --                --           --          5.37%
         All contract charges                               --            30,418        $  380,312         0.18%           --
  2005   Lowest contract charge 0.50% Class B          $ 13.33                --                --           --          4.58%
         Highest contract charge 1.90% Class B         $ 11.79                --                --           --          3.12%
         All contract charges                               --            23,591        $  283,809         0.21%           --
EQ/Capital Guardian Research
----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.42                --                --           --          1.56%
         Highest contract charge 1.70% Class A (t)     $ 10.41                --                --           --          1.56%
         All contract charges                               --                --                --         1.14%
EQ/Capital Guardian Research (d)
--------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 11.09                --                --           --         30.79%
         Highest contract charge 1.90% Class B         $  9.53                --                --           --         29.02%
         All contract charges                               --            86,472        $  882,191         1.14%
  2008   Lowest contract charge 0.50% Class B          $  8.48                --                --           --       (39.94)%
         Highest contract charge 1.90% Class B         $  7.39                --                --           --       (40.83)%
         All contract charges                               --            96,287        $  757,787         0.91%
  2007   Lowest contract charge 0.50% Class B          $ 14.12                --                --           --          1.15%
         Highest contract charge 1.90% Class B         $ 12.49                --                --           --        (0.32)%
         All contract charges                                            113,240        $1,497,202         1.28%
  2006   Lowest contract charge 0.50% Class B          $ 13.96                --                --           --         11.50%
         Highest contract charge 1.90% Class B         $ 12.53                --                --           --          9.93%
         All contract charges                               --            56,224        $  739,096         0.56%           --
  2005   Lowest contract charge 0.50% Class B          $ 12.52                --                --           --          5.53%
         Highest contract charge 1.90% Class B         $ 11.40                --                --           --          4.05%
         All contract charges                               --            59,370        $  704,554         0.56%           --

                                     FSA-107

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Common Stock Index
---------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $  10.32               --                --           --           0.39%
         Highest contract charge 1.70% Class A (t)     $  10.32               --                --           --           0.39%
         All contract charges                                --               --                --         1.80%
EQ/Common Stock Index (q)
-------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 256.03               --                --           --          27.69%
         Highest contract charge 1.90% Class B         $ 158.35               --                --           --          25.90%
         All contract charges                                --           41,528        $  776,118         1.80%
  2008   Lowest contract charge 0.50% Class B          $ 200.52               --                --           --        (44.08)%
         Highest contract charge 1.90% Class B         $ 125.78               --                --           --        (44.87)%
         All contract charges                                --           40,142        $  617,520         1.63%
  2007   Lowest contract charge 0.50% Class B          $ 358.57               --                --           --           2.96%
         Highest contract charge 1.90% Class B         $ 228.16               --                --           --           1.51%
         All contract charges                                             41,874        $1,221,553         0.97%
  2006   Lowest contract charge 0.50% Class B          $ 348.26               --                --           --          10.14%
         Highest contract charge 1.90% Class B         $ 224.77               --                --           --           8.59%
         All contract charges                                --           44,440        $1,355,393         1.20%            --
  2005   Lowest contract charge 0.50% Class B          $ 316.20               --                --           --           3.78%
         Highest contract charge 1.90% Class B         $ 206.99               --                --           --           2.33%
         All contract charges                                --           36,983        $1,277,968         0.84%            --
EQ/Core Bond Index (o)
----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  14.70               --                --           --           2.17%
         Highest contract charge 1.90% Class B         $  12.40               --                --           --           0.76%
         All contract charges                                --           89,630        $1,013,962         2.61%
  2008   Lowest contract charge 0.50% Class B          $  14.39               --                --           --         (9.38)%
         Highest contract charge 1.90% Class B         $  12.31               --                --           --        (10.67)%
         All contract charges                                --           80,413        $  913,345         4.06%
  2007   Lowest contract charge 0.50% Class B          $  15.88               --                --           --           2.58%
         Highest contract charge 1.90% Class B         $  13.78               --                --           --           1.10%
         All contract charges                                             99,922        $1,271,392         4.32%
  2006   Lowest contract charge 0.50% Class B          $  15.48               --                --           --           3.54%
         Highest contract charge 1.90% Class B         $  13.63               --                --           --           2.09%
         All contract charges                                --           99,116        $1,260,924         4.37%            --
  2005   Lowest contract charge 0.50% Class B          $  14.95               --                --           --           1.71%
         Highest contract charge 1.90% Class B         $  13.35               --                --           --           0.28%
         All contract charges                                --           93,448        $1,190,350         3.56%            --
EQ/Davis New York Venture
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $  10.28               --                --           --           1.48%
         Highest contract charge 1.70% Class A (t)     $  10.27               --                --           --           1.48%
         All contract charges                                --               --        $        7         1.73%
EQ/Davis New York Venture
-------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (c)      $   8.96               --                --           --         32.03%
         Highest contract charge 1.90% Class B (c)     $   8.55               --                --           --         30.18%
         All contract charges                                --           39,080        $  338,925         1.73%
  2008   Lowest contract charge 0.50% Class B (c)      $   6.79               --                --           --       (39.54)%
         Highest contract charge 1.90% Class B (c)     $   6.57               --                --           --       (40.38)%
         All contract charges                                --           36,597        $  242,910         0.62%
  2007   Lowest contract charge 0.50% Class B (c)      $  11.23               --                --           --          3.22%
         Highest contract charge 1.90% Class B (c)     $  11.02               --                --           --          1.75%
         All contract charges                                             24,733        $  273,949         0.62%

                                     FSA-108

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Davis New York Venture (Continued)
-------------------------------------
  2006   Lowest contract charge 0.50% Class B (c)       $ 10.88               --                --         --             8.76%
         Highest contract charge 1.90% Class B (c)      $ 10.83               --                --         --             8.29%
         All contract charges                                --            5,631       $    61,054       0.75%              --
EQ/Equity 500 Index
--------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.26               --                --         --             0.10%
         Highest contract charge 1.70% Class A (t)      $ 10.26               --                --         --             0.10%
         All contract charges                                --                3       $        34       1.96%
EQ/Equity 500 Index
-------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 27.29               --                --         --            25.25%
         Highest contract charge 1.90% Class B          $ 21.81               --                --         --            23.48%
         All contract charges                                --           75,725       $ 1,151,603       1.96%
  2008   Lowest contract charge 0.50% Class B           $ 21.79               --                --         --          (37.64)%
         Highest contract charge 1.90% Class B          $ 17.66               --                --         --          (38.51)%
         All contract charges                                --           71,841       $   912,729       1.72%
  2007   Lowest contract charge 0.50% Class B           $ 34.94               --                --         --             4.42%
         Highest contract charge 1.90% Class B          $ 28.72               --                --         --             2.94%
         All contract charges                                             74,013       $ 1,576,822       1.31%
  2006   Lowest contract charge 0.50% Class B           $ 33.46               --                --         --            14.52%
         Highest contract charge 1.90% Class B          $ 27.90               --                --         --            12.91%
         All contract charges                                --           76,302       $ 1,640,567       1.54%              --
  2005   Lowest contract charge 0.50% Class B           $ 29.22               --                --         --             3.88%
         Highest contract charge 1.90% Class B          $ 24.71               --                --         --             2.42%
         All contract charges                                --           76,052       $ 1,537,157       1.35%              --
EQ/Equity Growth PLUS
---------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 14.75               --                --         --            27.15%
         Highest contract charge 1.90% Class B          $ 13.11               --                --         --            25.42%
         All contract charges                                --          108,738       $ 1,316,635       0.85%
  2008   Lowest contract charge 0.50% Class B           $ 11.60               --                --         --          (40.57)%
         Highest contract charge 1.90% Class B          $ 10.45               --                --         --          (41.46)%
         All contract charges                                --          118,651       $ 1,143,520       0.95%
  2007   Lowest contract charge 0.50% Class B           $ 19.52               --                --         --            13.49%
         Highest contract charge 1.90% Class B          $ 17.85               --                --         --            11.91%
         All contract charges                                            115,724       $ 1,909,092       0.18%
  2006   Lowest contract charge 0.50% Class B           $ 17.20               --                --         --             8.78%
         Highest contract charge 1.90% Class B          $ 15.95               --                --         --             7.25%
         All contract charges                                --          110,995       $ 1,644,626       0.73%              --
  2005   Lowest contract charge 0.50% Class B           $ 15.82               --                --         --            10.15%
         Highest contract charge 1.90% Class B          $ 14.88               --                --         --             8.61%
         All contract charges                                --           91,026       $ 1,281,504         --               --
EQ/Evergreen Omega
------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 10.64               --                --         --            39.68%
         Highest contract charge 1.90% Class B          $  9.11               --                --         --            37.57%
         All contract charges                                --           25,747       $   295,437       0.19%
  2008   Lowest contract charge 0.50% Class B           $  7.62               --                --         --          (27.98)%
         Highest contract charge 1.90% Class B          $  6.62               --                --         --          (28.97)%
         All contract charges                                --           15,753       $   128,962       0.60%
  2007   Lowest contract charge 0.50% Class B           $ 10.58               --                --         --            10.79%
         Highest contract charge 1.90% Class B          $  9.32               --                --         --             9.26%
         All contract charges                                             15,374       $   176,492       0.00%

                                     FSA-109

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Evergreen Omega (Continued)
-------------------------------
  2006   Lowest contract charge 0.50% Class B          $  9.55                --                --           --          5.34%
         Highest contract charge 1.90% Class B         $  8.53                --                --           --          3.86%
         All contract charges                               --            13,748        $  141,667         2.13%           --
  2005   Lowest contract charge 0.50% Class B          $  9.07                --                --           --          3.44%
         Highest contract charge 1.90% Class B         $  8.21                --                --           --          1.99%
         All contract charges                               --            15,270        $  147,725         0.04%           --
EQ/Franklin Core Balanced
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.29                --                --           --          0.29%
         Highest contract charge 1.70% Class A (t)     $ 10.28                --                --           --          0.19%
         All contract charges                               --                --                --         5.95%
EQ/Franklin Core Balanced
-------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (c)      $  9.36                --                --           --         29.97%
         Highest contract charge 1.90% Class B (c)     $  8.93                --                --           --         28.10%
         All contract charges                               --            65,970        $  596,850         5.95%
  2008   Lowest contract charge 0.50% Class B (c)      $  7.20                --                --           --       (32.20)%
         Highest contract charge 1.90% Class B (c)     $  6.97                --                --           --       (33.11)%
         All contract charges                               --            60,463        $  425,663         6.36%
  2007   Lowest contract charge 0.50% Class B (c)      $ 10.62                --                --           --          1.53%
         Highest contract charge 1.90% Class B (c)     $ 10.42                --                --           --          0.10%
         All contract charges                                             57,439        $  601,803         4.16%
  2006   Lowest contract charge 0.50% Class B (c)      $ 10.46                --                --           --          4.56%
         Highest contract charge 1.90% Class B (c)     $ 10.41                --                --           --          4.11%
         All contract charges                               --            12,757        $  132,983         2.34%           --
EQ/Franklin Templeton Allocation (h)
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.23                --                --           --          0.29%
         Highest contract charge 1.70% Class A (t)     $ 10.23                --                --           --          0.29%
         All contract charges                               --                --        $        2         2.46%
EQ/Franklin Templeton Allocation (h)
------------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (h)      $  7.68                --                --           --         27.78%
         Highest contract charge 1.90% Class B (h)     $  7.40                --                --           --         26.04%
         All contract charges                               --           179,402        $1,341,290         2.46%
  2008   Lowest contract charge 0.50% Class B (h)      $  6.01                --                --           --       (37.20)%
         Highest contract charge 1.90% Class B (h)     $  5.87                --                --           --       (38.08)%
         All contract charges                               --           168,583        $  996,068         5.08%
  2007   Lowest contract charge 0.50% Class B (h)      $  9.57                --                --           --        (4.30)%
         Highest contract charge 1.90% Class B (h)     $  9.48                --                --           --        (5.20)%
         All contract charges                                             83,451        $  793,251         2.63%
EQ/GAMCO Mergers and Acquisitions
---------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.18                --                --           --          0.69%
         Highest contract charge 1.70% Class A (t)     $ 10.18                --                --           --          0.69%
         All contract charges                               --                --                --         0.00%
EQ/GAMCO Mergers and Acquisitions
---------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)      $ 12.08                --                --           --         16.01%
         Highest contract charge 1.90% Class B (a)     $ 11.30                --                --           --         14.41%
         All contract charges                               --            11,998        $  137,992         0.00%
  2008   Lowest contract charge 0.50% Class B (a)      $ 10.41                --                --           --       (14.25)%
         Highest contract charge 1.90% Class B (a)     $  9.88                --                --           --       (15.48)%
         All contract charges                               --            11,081        $  111,017         0.50%

                                     FSA-110

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/GAMCO Mergers and Acquisitions (Continued)
--------------------------------------------
  2007   Lowest contract charge 0.50% Class B (a)       $ 12.14               --               --            --           2.97%
         Highest contract charge 1.90% Class B (a)      $ 11.69               --               --            --           1.48%
         All contract charges                                             11,173        $ 131,859          0.78%
  2006   Lowest contract charge 0.50% Class B (a)       $ 11.79               --               --            --          11.65%
         Highest contract charge 1.90% Class B (a)      $ 11.52               --               --            --          10.08%
         All contract charges                                --            7,462        $  86,530          6.34%            --
  2005   Lowest contract charge 0.50% Class B (a)       $ 10.56               --               --            --           5.64%
         Highest contract charge 1.90% Class B (a)      $ 10.46               --               --            --           4.65%
         All contract charges                                --            2,307        $  24,225          5.28%            --
EQ/GAMCO Small Company Value
----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.59               --               --            --           1.53%
         Highest contract charge 1.70% Class A (t)      $ 10.58               --               --            --           1.44%
         All contract charges                                --                2        $      23          0.44%
EQ/GAMCO Small Company Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 34.01               --               --            --          40.72%
         Highest contract charge 1.90% Class B          $ 25.11               --               --            --          38.78%
         All contract charges                                --           21,145        $ 619,879          0.44%
  2008   Lowest contract charge 0.50% Class B           $ 24.17               --               --            --        (30.98)%
         Highest contract charge 1.90% Class B          $ 18.09               --               --            --        (31.99)%
         All contract charges                                --           18,794        $ 392,717          0.61%
  2007   Lowest contract charge 0.50% Class B           $ 35.02               --               --            --           8.72%
         Highest contract charge 1.90% Class B          $ 26.60               --               --            --           7.21%
         All contract charges                                             15,674        $ 470,454          0.52%
  2006   Lowest contract charge 0.50% Class B           $ 32.21               --               --            --          18.24%
         Highest contract charge 1.90% Class B          $ 24.81               --               --            --          16.58%
         All contract charges                                --            8,969        $ 243,842          1.60%            --
  2005   Lowest contract charge 0.50% Class B           $ 27.24               --               --            --           3.80%
         Highest contract charge 1.90% Class B          $ 21.28               --               --            --           2.34%
         All contract charges                                --            5,611        $ 129,461          1.01%            --
EQ/Global Bond PLUS
-------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $  9.85               --               --            --        ( 1.70)%
         Highest contract charge 1.70% Class A (t)      $  9.85               --               --            --        ( 1.70)%
         All contract charges                                --                2        $      15          0.80%
EQ/Global Bond PLUS
-------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (b)       $ 11.75               --               --            --           1.49%
         Highest contract charge 1.90% Class B (b)      $ 11.07               --               --            --           0.07%
         All contract charges                                --           36,747        $ 414,061          0.80%
  2008   Lowest contract charge 0.50% Class B (b)       $ 11.58               --               --            --           5.95%
         Highest contract charge 1.90% Class B (b)      $ 11.06               --               --            --           4.44%
         All contract charges                                --           36,828        $ 413,319         19.53%
  2007   Lowest contract charge 0.50% Class B (b)       $ 10.93               --               --            --           8.76%
         Highest contract charge 1.90% Class B (b)      $ 10.59               --               --            --           7.19%
         All contract charges                                             18,195        $ 194,602          3.41%
  2006   Lowest contract charge 0.50% Class B (b)       $ 10.05               --               --            --           2.90%
         Highest contract charge 1.90% Class B (b)      $  9.88               --               --            --           1.46%
         All contract charges                                --            8,137        $  80,817          0.43%            --
  2005   Lowest contract charge 0.50% Class B (b)       $  9.77               --               --            --         (2.31)%
         Highest contract charge 1.90% Class B (b)      $  9.74               --               --            --         (2.63)%
         All contract charges                                --              659        $   6,422            --             --

                                     FSA-111

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Global Multi-Sector Equity
-----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.16               --                --           --        (0.10)%
         Highest contract charge 1.70% Class A (t)      $ 10.16               --                --           --          0.00%
         All contract charges                                --                2        $       29         1.33%
EQ/Global Multi-Sector Equity
-----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 18.29               --                --           --         49.30%
         Highest contract charge 1.90% Class B          $ 15.35               --                --           --         47.16%
         All contract charges                                --           58,787        $1,130,770         1.33%
  2008   Lowest contract charge 0.50% Class B           $ 12.25               --                --           --       (57.55)%
         Highest contract charge 1.90% Class B          $ 10.43               --                --           --       (58.15)%
         All contract charges                                --           53,574        $  696,118         0.15%
  2007   Lowest contract charge 0.50% Class B           $ 28.86               --                --           --         41.26%
         Highest contract charge 1.90% Class B          $ 24.92               --                --           --         39.30%
         All contract charges                                             53,185        $1,627,247         0.00%
  2006   Lowest contract charge 0.50% Class B           $ 20.43               --                --           --         36.37%
         Highest contract charge 1.90% Class B          $ 17.89               --                --           --         34.46%
         All contract charges                                --           47,631        $1,034,450         0.45%           --
  2005   Lowest contract charge 0.50% Class B           $ 14.98               --                --           --         32.12%
         Highest contract charge 1.90% Class B          $ 13.30               --                --           --         30.27%
         All contract charges                                --           38,941        $  606,208         0.63%           --
EQ/Intermediate Government Bond Index
-------------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 23.11               --                --           --        (2.76)%
         Highest contract charge 1.90% Class B          $ 17.72               --                --           --        (4.11)%
         All contract charges                                --           26,434        $  369,725         1.00%
  2008   Lowest contract charge 0.50% Class B           $ 23.77               --                --           --          3.08%
         Highest contract charge 1.90% Class B          $ 18.48               --                --           --          1.59%
         All contract charges                                --           26,853        $  401,655         3.71%
  2007   Lowest contract charge 0.50% Class B           $ 23.06               --                --           --          6.32%
         Highest contract charge 1.90% Class B          $ 18.19               --                --           --          4.84%
         All contract charges                                             18,561        $  296,887         4.29%
  2006   Lowest contract charge 0.50% Class B           $ 21.69               --                --           --          2.61%
         Highest contract charge 1.90% Class B          $ 17.35               --                --           --          1.17%
         All contract charges                                --           18,923        $  295,751         3.88%           --
  2005   Lowest contract charge 0.50% Class B           $ 21.14               --                --           --          0.73%
         Highest contract charge 1.90% Class B          $ 17.15               --                --           --        (0.68)%
         All contract charges                                --           20,170        $  320,909         3.41%           --
EQ/International Core PLUS
--------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.07               --                --           --          0.00%
         Highest contract charge 1.70% Class A (t)      $ 10.07               --                --           --          0.10%
         All contract charges                                --               --                 -         3.14%
EQ/International Core PLUS
--------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 13.14               --                --           --         34.62%
         Highest contract charge 1.90% Class B          $ 11.29               --                --           --         32.72%
         All contract charges                                --           59,216        $  769,256         3.14%
  2008   Lowest contract charge 0.50% Class B           $  9.76               --                --           --       (45.11)%
         Highest contract charge 1.90% Class B          $  8.51               --                --           --       (45.90)%
         All contract charges                                --           57,050        $  554,312         1.49%
  2007   Lowest contract charge 0.50% Class B           $ 17.78               --                --           --         14.64%
         Highest contract charge 1.90% Class B          $ 15.73               --                --           --         13.08%
         All contract charges                                             57,566        $1,024,304         0.39%

                                     FSA-112

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/International Core PLUS (Continued)
--------------------------------------
  2006   Lowest contract charge 0.50% Class B           $ 15.51               --               --            --          18.65%
         Highest contract charge 1.90% Class B          $ 13.91               --               --            --          16.99%
         All contract charges                                --           62,676        $ 973,881          1.38%            --
  2005   Lowest contract charge 0.50% Class B           $ 13.07               --               --            --          16.51%
         Highest contract charge 1.90% Class B          $ 11.89               --               --            --          14.91%
         All contract charges                                --           56,000        $ 728,289          1.54%            --
EQ/International Growth
-----------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.18               --               --            --           0.30%
         Highest contract charge 1.70% Class A (t)      $ 10.18               --               --            --           0.39%
         All contract charges                                --               --        $       3          1.27%
EQ/International Growth
-----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)       $ 13.56               --               --            --          36.59%
         Highest contract charge 1.90% Class B (a)      $ 12.70               --               --            --          34.63%
         All contract charges                                --           25,119        $ 272,003          1.27%
  2008   Lowest contract charge 0.50% Class B (a)       $  9.93               --               --            --        (40.61)%
         Highest contract charge 1.90% Class B (a)      $  9.43               --               --            --        (41.43)%
         All contract charges                                --           20,631        $ 168,007          0.99%
  2007   Lowest contract charge 0.50% Class B (a)       $ 16.72               --               --            --          15.63%
         Highest contract charge 1.90% Class B (a)      $ 16.10               --               --            --          14.02%
         All contract charges                                             16,401        $ 237,725          0.72%
  2006   Lowest contract charge 0.50% Class B (a)       $ 14.46               --               --            --          25.01%
         Highest contract charge 1.90% Class B (a)      $ 14.12               --               --            --          23.26%
         All contract charges                                --            6,096        $  83,819          1.21%            --
  2005   Lowest contract charge 0.50% Class B (a)       $ 11.56               --               --            --          15.64%
         Highest contract charge 1.90% Class B (a)      $ 11.46               --               --            --          14.56%
         All contract charges                                --            1,394        $  16,015          2.07%            --
EQ/JPMorgan Value Opportunities
-------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.26               --               --            --           0.00%
         Highest contract charge 1.70% Class A (t)      $ 10.26               --               --            --           0.10%
         All contract charges                                --               --               --          1.48%
EQ/JPMorgan Value Opportunities
-------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 13.54               --               --            --          31.69%
         Highest contract charge 1.90% Class B          $ 11.31               --               --            --          29.73%
         All contract charges                                --           22,028        $ 258,292          1.48%
  2008   Lowest contract charge 0.50% Class B           $ 10.28               --               --            --        (40.09)%
         Highest contract charge 1.90% Class B          $  8.72               --               --            --        (40.88)%
         All contract charges                                --           23,322        $ 210,531          1.78%
  2007   Lowest contract charge 0.50% Class B           $ 17.16               --               --            --         (1.72)%
         Highest contract charge 1.90% Class B          $ 14.75               --               --            --         (3.09)%
         All contract charges                                             27,538        $ 419,788          1.32%
  2006   Lowest contract charge 0.50% Class B           $ 17.46               --               --            --          19.78%
         Highest contract charge 1.90% Class B          $ 15.22               --               --            --          18.10%
         All contract charges                                --           31,332        $ 492,862          4.27%            --
  2005   Lowest contract charge 0.50% Class B           $ 14.58               --               --            --           3.41%
         Highest contract charge 1.90% Class B          $ 12.89               --               --            --           1.95%
         All contract charges                                --           35,102        $ 468,128          1.50%            --

                                     FSA-113

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Large Cap Core PLUS
-----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  9.18                --               --            --          25.95%
         Highest contract charge 1.90% Class B         $  7.86                --               --            --          24.11%
         All contract charges                               --            17,342        $ 153,764          4.38%
  2008   Lowest contract charge 0.50% Class B          $  7.29                --               --            --        (37.75)%
         Highest contract charge 1.90% Class B         $  6.33                --               --            --        (38.60)%
         All contract charges                               --            18,391        $ 129,337          0.34%
  2007   Lowest contract charge 0.50% Class B          $ 11.71                --               --            --           3.35%
         Highest contract charge 1.90% Class B         $ 10.31                --               --            --           1.88%
         All contract charges                                             21,585        $ 243,826          1.14%
  2006   Lowest contract charge 0.50% Class B          $ 11.33                --               --            --          12.38%
         Highest contract charge 1.90% Class B         $ 10.12                --               --            --          10.80%
         All contract charges                               --            26,152        $ 286,441          0.84%            --
  2005   Lowest contract charge 0.50% Class B          $ 10.08                --               --            --           6.66%
         Highest contract charge 1.90% Class B         $  9.13                --               --            --           5.16%
         All contract charges                               --            30,163        $ 294,159          0.49%            --
EQ/Large Cap Growth Index
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.39                --               --            --           0.97%
         Highest contract charge 1.70% Class A (t)     $ 10.38                --               --            --           0.97%
         All contract charges                               --                --               --          2.14%
EQ/Large Cap Growth Index
-------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  7.28                --               --            --          35.53%
         Highest contract charge 1.90% Class B         $  6.26                --               --            --          33.67%
         All contract charges                               --            39,652        $ 317,224          2.14%
  2008   Lowest contract charge 0.50% Class B          $  5.37                --               --            --        (36.60)%
         Highest contract charge 1.90% Class B         $  4.68                --               --            --        (37.52)%
         All contract charges                               --            41,922        $ 248,887          0.14%
  2007   Lowest contract charge 0.50% Class B          $  8.47                --               --            --          13.39%
         Highest contract charge 1.90% Class B         $  7.49                --               --            --          11.79%
         All contract charges                                             45,255        $ 411,124            --
  2006   Lowest contract charge 0.50% Class B          $  7.47                --               --            --         (1.04)%
         Highest contract charge 1.90% Class B         $  6.70                --               --            --         (2.43)%
         All contract charges                               --            49,049        $ 384,363            --             --
  2005   Lowest contract charge 0.50% Class B          $  7.55                --               --            --          14.36%
         Highest contract charge 1.90% Class B         $  6.86                --               --            --          12.75%
         All contract charges                               --            53,599        $ 409,334            --             --
EQ/Large Cap Growth PLUS
------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.28                --               --            --           0.69%
         Highest contract charge 1.70% Class A (t)     $ 10.27                --               --            --           0.59%
         All contract charges                               --                --               --          1.31%
EQ/Large Cap Growth PLUS
------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 15.55                --               --            --          34.19%
         Highest contract charge 1.90% Class B         $ 13.00                --               --            --          32.35%
         All contract charges                               --            19,454        $ 252,641          1.31%
  2008   Lowest contract charge 0.50% Class B          $ 11.59                --               --            --        (38.55)%
         Highest contract charge 1.90% Class B         $  9.82                --               --            --        (39.42)%
         All contract charges                               --            19,719        $ 193,193          0.11%
  2007   Lowest contract charge 0.50% Class B          $ 18.86                --               --            --          15.07%
         Highest contract charge 1.90% Class B         $ 16.21                --               --            --          13.36%
         All contract charges                                             22,503        $ 363,276          0.41%

                                     FSA-114

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Large Cap Growth PLUS (Continued)
------------------------------------
  2006   Lowest contract charge 0.50% Class B           $ 16.39               --                 --         --            7.24%
         Highest contract charge 1.90% Class B          $ 14.30               --                 --         --            5.74%
         All contract charges                                --           18,659        $   269,728         --              --
  2005   Lowest contract charge 0.50% Class B           $ 15.29               --                 --         --            8.48%
         Highest contract charge 1.90% Class B          $ 13.52               --                 --         --            6.96%
         All contract charges                                --           19,808        $   272,973         --              --
EQ/Large Cap Value Index
------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.24               --                 --         --          (0.10)%
         Highest contract charge 1.70% Class A (t)      $ 10.24               --                 --         --            0.00%
         All contract charges                                --               --                 --       9.15%
EQ/Large Cap Value Index
------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (b)       $  5.42               --                 --         --           18.55%
         Highest contract charge 1.90% Class B (b)      $  5.10               --                 --         --           17.01%
         All contract charges                                --           19,764        $   102,573       9.15%
  2008   Lowest contract charge 0.50% Class B (b)       $  4.57               --                 --         --         (56.93)%
         Highest contract charge 1.90% Class B (b)      $  4.36               --                 --         --         (57.59)%
         All contract charges                                --           16,998        $    75,141       1.37%
  2007   Lowest contract charge 0.50% Class B (b)       $ 10.61                                                         (6.35)%
         Highest contract charge 1.90% Class B (b)      $ 10.28                                                         (7.72)%
         All contract charges                                             17,409        $   180,500       0.00%
  2006   Lowest contract charge 0.50% Class B (b)       $ 11.33               --                 --         --            6.30%
         Highest contract charge 1.90% Class B (b)      $ 11.14               --                 --         --            4.81%
         All contract charges                                --           15,831        $   177,206       0.05%             --
  2005   Lowest contract charge 0.50% Class B (b)       $ 10.66               --                 --         --            6.62%
         Highest contract charge 1.90% Class B (b)      $ 10.63               --                 --         --            6.26%
         All contract charges                                --            2,464        $    26,219       0.13%             --
EQ/Large Cap Value PLUS
-----------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.24               --                 --         --            0.00%
         Highest contract charge 1.70% Class A (t)      $ 10.23               --                 --         --          (0.10)%
         All contract charges                                --               --                  -       2.14%
EQ/Large Cap Value PLUS (g)
---------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 12.44               --                 --         --           19.87%
         Highest contract charge 1.90% Class B          $ 10.50               --                 --         --           18.20%
         All contract charges                                --          114,911        $ 1,181,003       2.14%
  2008   Lowest contract charge 0.50% Class B           $ 10.38               --                 --         --         (43.62)%
         Highest contract charge 1.90% Class B          $  8.88               --                 --         --         (44.43)%
         All contract charges                                --          128,632        $ 1,114,977       2.84%
  2007   Lowest contract charge 0.50% Class B           $ 18.41               --                 --         --          (5.05)%
         Highest contract charge 1.90% Class B          $ 15.98               --                 --         --          (6.39)%
         All contract charges                                            150,945        $ 2,349,958       1.61%
  2006   Lowest contract charge 0.50% Class B           $ 19.39               --                 --         --           20.78%
         Highest contract charge 1.90% Class B          $ 17.07               --                 --         --           19.09%
         All contract charges                                --          110,933        $ 1,850,638       1.64%             --
  2005   Lowest contract charge 0.50% Class B           $ 16.05               --                 --         --            4.91%
         Highest contract charge 1.90% Class B          $ 14.33               --                 --         --            3.44%
         All contract charges                                --          101,618        $ 1,439,640       1.18%             --

                                     FSA-115

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Lord Abbett Growth and Income
--------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)      $  9.49               --                --           --           17.49%
         Highest contract charge 1.90% Class B (a)     $  8.89               --                --           --           15.84%
         All contract charges                               --           12,954        $  117,413         0.74%
  2008   Lowest contract charge 0.50% Class B (a)      $  8.08               --                --           --         (36.88)%
         Highest contract charge 1.90% Class B (a)     $  7.67               --                --           --         (37.74)%
         All contract charges                               --           12,007        $   93,540         1.55%
  2007   Lowest contract charge 0.50% Class B (a)      $ 12.80               --                --           --            2.98%
         Highest contract charge 1.90% Class B (a)     $ 12.32               --                --           --            1.48%
         All contract charges                                            11,815        $  147,275         1.13%
  2006   Lowest contract charge 0.50% Class B (a)      $ 12.43               --                --           --           16.63%
         Highest contract charge 1.90% Class B (a)     $ 12.14               --                --           --           14.99%
         All contract charges                               --           11,071        $  135,386         1.21%             --
  2005   Lowest contract charge 0.50% Class B (a)      $ 10.66               --                --           --            6.59%
         Highest contract charge 1.90% Class B (a)     $ 10.56               --                --           --            5.59%
         All contract charges                               --            3,072        $   32,532         1.42%             --
EQ/Lord Abbett Large Cap Core
-----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)      $ 11.25               --                --           --           24.86%
         Highest contract charge 1.90% Class B (a)     $ 10.53               --                --           --           23.16%
         All contract charges                               --           14,412        $  154,971         0.68%
  2008   Lowest contract charge 0.50% Class B (a)      $  9.01               --                --           --         (31.27)%
         Highest contract charge 1.90% Class B (a)     $  8.55               --                --           --         (32.30)%
         All contract charges                               --            9,794        $   85,138         1.16%
  2007   Lowest contract charge 0.50% Class B (a)      $ 13.11               --                --           --           10.08%
         Highest contract charge 1.90% Class B (a)     $ 12.63               --                --           --            8.60%
         All contract charges                                             6,105        $   78,014         0.80%
  2006   Lowest contract charge 0.50% Class B (a)      $ 11.91               --                --           --           12.13%
         Highest contract charge 1.90% Class B (a)     $ 11.63               --                --           --           10.56%
         All contract charges                               --            4,229        $   49,544         1.21%             --
  2005   Lowest contract charge 0.50% Class B (a)      $ 10.62               --                --           --            6.21%
         Highest contract charge 1.90% Class B (a)     $ 10.52               --                --           --            5.22%
         All contract charges                               --            2,022        $   21,339         0.84%             --
EQ/Mid Cap Index
----------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.51               --                --           --            1.45%
         Highest contract charge 1.70% Class A (t)     $ 10.50               --                --           --            1.45%
         All contract charges                               --               --                --         1.09%
EQ/Mid Cap Index
----------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  9.99               --                --           --           35.67%
         Highest contract charge 1.90% Class B         $  8.75               --                --           --           33.76%
         All contract charges                               --           65,727        $  652,650         1.09%
  2008   Lowest contract charge 0.50% Class B          $  7.36               --                --           --         (49.55)%
         Highest contract charge 1.90% Class B         $  6.54               --                --           --         (50.27)%
         All contract charges                               --           67,946        $  500,886         0.89%
  2007   Lowest contract charge 0.50% Class B          $ 14.59               --                --           --            7.44%
         Highest contract charge 1.90% Class B         $ 13.15               --                --           --            5.96%
         All contract charges                                            70,501        $1,035,525         0.00%
  2006   Lowest contract charge 0.50% Class B          $ 13.58               --                --           --           10.97%
         Highest contract charge 1.90% Class B         $ 12.41               --                --           --            9.41%
         All contract charges                               --           72,246        $  989,519         3.28%             --

                                     FSA-116

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Mid Cap Index (Continued)
----------------------------
  2005   Lowest contract charge 0.50% Class B           $ 12.23               --                 --         --            5.84%
         Highest contract charge 1.90% Class B          $ 11.35               --                 --         --            4.35%
         All contract charges                                --           70,729        $   867,602       7.65%             --
EQ/Mid Cap Value PLUS
---------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.51               --                 --         --            1.06%
         Highest contract charge 1.70% Class A (t)      $ 10.50               --                 --         --            1.06%
         All contract charges                                --               --                 --       1.69%
EQ/Mid Cap Value PLUS (i) (j) (k)
---------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 15.18               --                 --         --           35.14%
         Highest contract charge 1.90% Class B          $ 12.68               --                 --         --           33.22%
         All contract charges                                --           88,122        $ 1,102,630       1.69%
  2008   Lowest contract charge 0.50% Class B           $ 11.23               --                 --         --         (39.85)%
         Highest contract charge 1.90% Class B          $  9.52               --                 --         --         (40.69)%
         All contract charges                                --           41,940        $   400,022       1.38%
  2007   Lowest contract charge 0.50% Class B           $ 18.67               --                 --         --          (2.10)%
         Highest contract charge 1.90% Class B          $ 16.05               --                 --         --          (3.49)%
         All contract charges                                             50,595        $   811,824       0.97%
  2006   Lowest contract charge 0.50% Class B           $ 19.07               --                 --         --           11.92%
         Highest contract charge 1.90% Class B          $ 16.63               --                 --         --           10.35%
         All contract charges                                --           57,023        $   948,678       0.31%             --
  2005   Lowest contract charge 0.50% Class B           $ 17.04               --                 --         --           10.77%
         Highest contract charge 1.90% Class B          $ 15.07               --                 --         --            9.21%
         All contract charges                                --           54,946        $   832,305       4.89%             --
EQ/Money Market
---------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $  9.99               --                 --         --            0.00%
         Highest contract charge 1.70% Class A (t)      $  9.98               --                 --         --          (0.10)%
         All contract charges                                --               22        $       215       0.00%
EQ/Money Market
---------------
         Unit Value 0.00% to 1.90%*
  2009   Lowest contract charge 0.00% Class B           $ 44.43               --                 --         --          (0.01)%
         Highest contract charge 1.90% Class B          $ 25.74               --                 --         --          (1.90)%
         All contract charges                                --           60,968        $   941,402         --
  2008   Lowest contract charge 0.00% Class B           $ 44.43               --                 --         --            2.11%
         Highest contract charge 1.90% Class B          $ 26.24               --                 --         --            0.15%
         All contract charges                                --           90,924        $ 1,493,712       1.93%
  2007   Lowest contract charge 0.00% Class B           $ 43.51               --                 --         --            4.72%
         Highest contract charge 1.90% Class B          $ 26.20               --                 --         --            2.70%
         All contract charges                                             45,468        $   851,459       4.59%
  2006   Lowest contract charge 0.00% Class B           $ 41.55               --                 --         --            4.48%
         Highest contract charge 1.90% Class B          $ 25.51               --                 --         --            2.51%
         All contract charges                                --           33,332        $   612,694       4.41%             --
  2005   Lowest contract charge 0.00% Class B           $ 39.77               --                 --         --            2.62%
         Highest contract charge 1.90% Class B          $ 24.88               --                 --         --            0.68%
         All contract charges                                --           24,414        $   483,274       2.57%             --
EQ/Montag & Caldwell Growth
---------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.28               --                 --         --            0.98%
         Highest contract charge 1.70% Class A (t)      $ 10.27               --                 --         --            0.98%
         All contract charges                                --                1        $         6       0.38%

                                     FSA-117

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Montag & Caldwell Growth
---------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $  5.45                --               --           --           29.18%
         Highest contract charge 1.90% Class B         $  4.66                --               --           --           27.29%
         All contract charges                               --            41,296        $ 172,778         0.38%
  2008   Lowest contract charge 0.50% Class B          $  4.22                --               --           --         (33.23)%
         Highest contract charge 1.90% Class B         $  3.66                --               --           --         (34.17)%
         All contract charges                               --            43,561        $ 143,894         0.26%
  2007   Lowest contract charge 0.50% Class B          $  6.32                --               --           --           20.15%
         Highest contract charge 1.90% Class B         $  5.56                --               --           --           18.55%
         All contract charges                                             18,657        $ 100,498         0.37%
  2006   Lowest contract charge 0.50% Class B          $  5.26                --               --           --            7.41%
         Highest contract charge 1.90% Class B         $  4.69                --               --           --            5.90%
         All contract charges                               --             6,440        $  30,006         0.21%             --
  2005   Lowest contract charge 0.50% Class B          $  4.90                --               --           --            4.88%
         Highest contract charge 1.90% Class B         $  4.43                --               --           --            3.41%
         All contract charges                               --             4,693        $  21,467         0.44%             --
EQ/Mutual Large Cap Equity
--------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.24                --               --           --            0.49%
         Highest contract charge 1.70% Class A (t)     $ 10.24                --               --           --            0.49%
         All contract charges                               --                --               --         0.18%
EQ/Mutual Large Cap Equity
--------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (c)      $  8.33                --               --           --           24.48%
         Highest contract charge 1.90% Class B (c)     $  7.95                --               --           --           22.81%
         All contract charges                               --            29,595        $ 238,330         0.18%
  2008   Lowest contract charge 0.50% Class B (c)      $  6.69                --               --           --         (38.40)%
         Highest contract charge 1.90% Class B (c)     $  6.47                --               --           --         (39.31)%
         All contract charges                               --            31,398        $ 205,168         3.61%
  2007   Lowest contract charge 0.50% Class B (c)      $ 10.86                --               --           --            1.12%
         Highest contract charge 1.90% Class B (c)     $ 10.66                --               --           --          (0.28)%
         All contract charges                                             32,835        $ 351,879         0.00%
  2006   Lowest contract charge 0.50% Class B (c)      $ 10.74                --               --           --            7.38%
         Highest contract charge 1.90% Class B (c)     $ 10.69                --               --           --            6.92%
         All contract charges                               --             7,714        $  82,586         0.39%             --
EQ/Oppenheimer Global
---------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.18                --               --           --            0.00%
         Highest contract charge 1.70% Class A (t)     $ 10.18                --               --           --            0.00%
         All contract charges                               --                 1        $       7         0.66%
EQ/Oppenheimer Global
---------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (c)      $  9.51                --               --           --           37.88%
         Highest contract charge 1.90% Class B (c)     $  9.08                --               --           --           35.88%
         All contract charges                               --            17,703        $ 162,900         0.66%
  2008   Lowest contract charge 0.50% Class B (c)      $  6.90                --               --           --         (41.03)%
         Highest contract charge 1.90% Class B (c)     $  6.68                --               --           --         (41.81)%
         All contract charges                               --            13,246        $  89,280         1.29%
  2007   Lowest contract charge 0.50% Class B (c)      $ 11.70                --               --           --            5.22%
         Highest contract charge 1.90% Class B (c)     $ 11.48                --               --           --            3.70%
         All contract charges                                              9,648        $ 111,407         0.39%
  2006   Lowest contract charge 0.50% Class B (c)      $ 11.12                --               --           --           11.23%
         Highest contract charge 1.90% Class B (c)     $ 11.07                --               --           --           10.75%
         All contract charges                               --             1,756        $  19,483         0.07%             --

                                     FSA-118

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/PIMCO Ultra Short Bond
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $  9.99                --                --          --          (0.10)%
         Highest contract charge 1.70% Class A (t)     $  9.98                --                --          --          (0.10)%
         All contract charges                               --                 9                90        1.17%
EQ/PIMCO Ultra Short Bond (l) (m)
---------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)      $ 11.36                --                --          --            7.45%
         Highest contract charge 1.90% Class B (a)     $ 10.63                --                --          --            5.99%
         All contract charges                               --           132,946       $ 1,414,881        1.17%
  2008   Lowest contract charge 0.50% Class B (a)      $ 10.57                --                --          --          (4.52)%
         Highest contract charge 1.90% Class B (a)     $ 10.03                --                --          --          (5.91)%
         All contract charges                               --            91,323       $   917,805        3.21%
  2007   Lowest contract charge 0.50% Class B (a)      $ 11.07                --                --          --           10.92%
         Highest contract charge 1.90% Class B (a)     $ 10.66                --                --          --            9.33%
         All contract charges                                             45,578       $   486,803        3.07%
  2006   Lowest contract charge 0.50% Class B (a)      $  9.98                --                --          --          (0.11)%
         Highest contract charge 1.90% Class B (a)     $  9.75                --                --          --          (1.51)%
         All contract charges                               --            31,108       $   304,380        4.98%             --
  2005   Lowest contract charge 0.50% Class B (a)      $  9.99                --                --          --          (0.09)%
         Highest contract charge 1.90% Class B (a)     $  9.90                --                --          --          (1.02)%
         All contract charges                               --            15,284       $   151,723        5.31%             --
EQ/Quality Bond PLUS (p)
------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 18.73                --                --          --            5.54%
         Highest contract charge 1.90% Class B         $ 14.88                --                --          --            4.06%
         All contract charges                               --            44,906       $   558,182        3.96%
  2008   Lowest contract charge 0.50% Class B          $ 17.75                --                --          --          (7.02)%
         Highest contract charge 1.90% Class B         $ 14.30                --                --          --          (8.33)%
         All contract charges                               --            26,466       $   326,277        5.04%
  2007   Lowest contract charge 0.50% Class B          $ 19.09                --                --          --            4.03%
         Highest contract charge 1.90% Class B         $ 15.60                --                --          --            2.56%
         All contract charges                                             28,944       $   393,130        4.95%
  2006   Lowest contract charge 0.50% Class B          $ 18.35                --                --          --            3.30%
         Highest contract charge 1.90% Class B         $ 15.21                --                --          --            1.85%
         All contract charges                               --            27,600       $   371,451        4.04%             --
  2005   Lowest contract charge 0.50% Class B          $ 17.77                --                --          --            1.49%
         Highest contract charge 1.90% Class B         $ 14.94                --                --          --            0.07%
         All contract charges                               --            25,641       $   349,668        3.92%             --
EQ/Small Company Index
----------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.76                --                --          --            2.57%
         Highest contract charge 1.70% Class A (t)     $ 10.76                --                --          --            2.57%
         All contract charges                               --                 1       $        11        1.55%
EQ/Small Company Index (r)
--------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B          $ 14.88                --                --          --           25.54%
         Highest contract charge 1.90% Class B         $ 12.55                --                --          --           23.76%
         All contract charges                               --            36,011       $   440,098        1.55%
  2008   Lowest contract charge 0.50% Class B          $ 11.85                --                --          --         (34.49)%
         Highest contract charge 1.90% Class B         $ 10.14                --                --          --         (35.41)%
         All contract charges                               --            28,477       $   282,432        0.85%
  2007   Lowest contract charge 0.50% Class B          $ 18.09                --                --          --          (2.32)%
         Highest contract charge 1.90% Class B         $ 15.70                --                --          --          (3.68)%
         All contract charges                                             28,985       $   444,440        1.31%

                                     FSA-119

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Small Company Index (r) (Continued)
--------------------------------------
  2006   Lowest contract charge 0.50% Class B           $ 18.52               --               --           --           17.12%
         Highest contract charge 1.90% Class B          $ 16.30               --               --           --           15.48%
         All contract charges                                --           29,757        $ 475,296         1.32%             --
  2005   Lowest contract charge 0.50% Class B           $ 15.81               --               --           --            3.74%
         Highest contract charge 1.90% Class B          $ 14.12               --               --           --            2.28%
         All contract charges                                --           26,002        $ 364,087         1.15%             --
EQ/T. Rowe Price Growth Stock
-----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.35               --               --           --            1.67%
         Highest contract charge 1.70% Class A (t)      $ 10.34               --               --           --            1.57%
         All contract charges                                --                3        $      38           --
EQ/T. Rowe Price Growth Stock (e)
---------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 16.84               --               --           --           41.96%
         Highest contract charge 1.90% Class B          $ 12.43               --               --           --           39.94%
         All contract charges                                --           27,386        $ 313,026           --
  2008   Lowest contract charge 0.50% Class B           $ 11.86               --               --           --         (42.51)%
         Highest contract charge 1.90% Class B          $  8.88               --               --           --         (43.33)%
         All contract charges                                --           19,024        $ 167,244           --
  2007   Lowest contract charge 0.50% Class B           $ 20.63               --               --           --            6.67%
         Highest contract charge 1.90% Class B          $ 15.67               --               --           --            5.24%
         All contract charges                                             17,951        $ 291,072         0.13%
  2006   Lowest contract charge 0.50% Class B           $ 19.34               --               --           --          (4.49)%
         Highest contract charge 1.90% Class B          $ 14.89               --               --           --          (5.83)%
         All contract charges                                --            3,277        $  51,291           --              --
  2005   Lowest contract charge 0.50% Class B           $ 20.25               --               --           --            3.47%
         Highest contract charge 1.90% Class B          $ 15.82               --               --           --            2.02%
         Unit Value 0.50% to 1.90%*                          --            2,742        $  47,015           --              --
EQ/Templeton Global Equity
--------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)       $ 10.17               --               --           --            0.10%
         Highest contract charge 1.70% Class A (t)      $ 10.17               --               --           --            0.10%
         All contract charges                                --               --        $       3         1.50%
EQ/Templeton Global Equity
--------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (c)       $  8.35               --               --           --           29.41%
         Highest contract charge 1.90% Class B (c)      $  7.96               --               --           --           27.63%
         All contract charges                                --           22,755        $ 183,693         1.50%
  2008   Lowest contract charge 0.50% Class B (c)       $  6.45               --               --           --         (41.15)%
         Highest contract charge 1.90% Class B (c)      $  6.24               --               --           --         (41.95)%
         All contract charges                                --           23,768        $ 149,788         1.56%
  2007   Lowest contract charge 0.50% Class B (c)       $ 10.96               --               --           --            1.58%
         Highest contract charge 1.90% Class B (c)      $ 10.75               --               --           --            0.09%
         All contract charges                                             26,167        $ 282,910         0.63%
  2006   Lowest contract charge 0.50% Class B (c)       $ 10.79               --               --           --            7.86%
         Highest contract charge 1.90% Class B (c)      $ 10.74               --               --           --            7.39%
         All contract charges                                --            6,220        $  66,882         0.46%             --
EQ/UBS Growth and Income
------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $  5.30               --               --           --           31.90%
         Highest contract charge 1.90% Class B          $  4.53               --               --           --           29.83%
         All contract charges                                --           16,033        $  63,781         0.85%

                                     FSA-120

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/UBS Growth and Income (Continued)
------------------------------------
  2008   Lowest contract charge 0.50% Class B          $  4.02                --               --           --         (40.36)%
         Highest contract charge 1.90% Class B         $  3.49                --               --           --         (41.15)%
         All contract charges                               --            14,961        $  48,057         1.26%
  2007   Lowest contract charge 0.50% Class B          $  6.74                --               --           --            0.60%
         Highest contract charge 1.90% Class B         $  5.93                --               --           --          (0.67)%
         All contract charges                                             15,122        $  84,474         0.85%
  2006   Lowest contract charge 0.50% Class B          $  6.70                --               --           --           13.58%
         Highest contract charge 1.90% Class B         $  5.97                --               --           --           11.99%
         All contract charges                               --            11,683        $  70,569         0.90%             --
  2005   Lowest contract charge 0.50% Class B          $  5.90                --               --           --           8.46%
         Highest contract charge 1.90% Class B         $  5.33                --               --           --           6.94%
         All contract charges                               --             6,468        $  35,639         1.24%             --
EQ/Van Kampen Comstock
----------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.21                --               --           --          (0.29)%
         Highest contract charge 1.70% Class A (t)     $ 10.21                --               --           --          (0.20)%
         All contract charges                               --                --        $       2         1.44%
EQ/Van Kampen Comstock
----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)      $  9.41                --               --           --           27.79%
         Highest contract charge 1.90% Class B (a)     $  8.80                --               --           --           25.94%
         All contract charges                               --            24,454        $ 219,381         1.44%
  2008   Lowest contract charge 0.50% Class B (a)      $  7.36                --               --           --         (37.25)%
         Highest contract charge 1.90% Class B (a)     $  6.99                --               --           --         (38.14)%
         All contract charges                               --            26,088        $ 185,024         1.98%
  2007   Lowest contract charge 0.50% Class B (a)      $ 11.73                --               --           --          (3.06)%
         Highest contract charge 1.90% Class B (a)     $ 11.30                --               --           --          (4.32)%
         All contract charges                                             25,019        $ 285,776         1.63%
  2006   Lowest contract charge 0.50% Class B (a)      $ 12.10                --               --           --           15.33%
         Highest contract charge 1.90% Class B (a)     $ 11.81                --               --           --           13.71%
         All contract charges                               --            21,516        $ 255,976         3.07%             --
  2005   Lowest contract charge 0.50% Class B (a)      $ 10.49                --               --           --            4.88%
         Highest contract charge 1.90% Class B (a)     $ 10.39                --               --           --            3.90%
         All contract charges                               --             9,231        $  96,174         2.07%             --
EQ/Van Kampen Mid Cap Growth
----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class A (t)      $ 10.21                --               --           --            0.79%
         Highest contract charge 1.70% Class A (t)     $ 10.20                --               --           --            0.69%
         All contract charges                               --                 3        $      23         0.00%
EQ/Van Kampen Mid Cap Growth
----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B (a)      $ 13.50                --               --           --           56.21%
         Highest contract charge 1.90% Class B (a)     $ 12.63                --               --           --           54.06%
         All contract charges                               --            31,529        $ 406,393         0.00%
  2008   Lowest contract charge 0.50% Class B (a)      $  8.64                --               --           --         (47.57)%
         Highest contract charge 1.90% Class B (a)     $  8.20                --               --           --         (48.33)%
         All contract charges                               --            25,257        $ 210,339         0.00%
  2007   Lowest contract charge 0.50% Class B (a)      $ 16.48                --               --           --           21.80%
         Highest contract charge 1.90% Class B (a)     $ 15.87                --               --           --           20.14%
         All contract charges                                             19,555        $ 313,835         0.33%
  2006   Lowest contract charge 0.50% Class B (a)      $ 13.53                --               --           --            8.71%
         Highest contract charge 1.90% Class B (a)     $ 13.21                --               --           --            7.19%
         All contract charges                               --             8,738        $ 116,309         0.47%          `   --

                                     FSA-121

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
EQ/Van Kampen Mid Cap Growth (Continued)
----------------------------------------
  2005   Lowest contract charge 0.50% Class B (a)       $ 12.44             --               --              --          24.44%
         Highest contract charge 1.90% Class B (a)      $ 12.33             --               --              --          23.28%
Fidelity(R) VIP Contrafund Portfolio
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.37             --               --              --           0.78%
         Highest contract charge 1.70% Class B (t)      $ 10.37             --               --              --           0.78%
         All contract charges                                --              2             $ 18            0.00%
Fidelity(R) VIP Mid Cap Portfolio
---------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.17             --               --              --           0.59%
         Highest contract charge 1.70% Class B (t)      $ 10.17             --               --              --           0.59%
         All contract charges                                --              1             $  6            0.00%
Fidelity(R) VIP Strategic Income Portfolio
------------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.14             --               --              --           0.10%
         Highest contract charge 1.70% Class B (t)      $ 10.13             --               --              --           0.00%
         All contract charges                                --              2             $ 23            0.00%
Franklin Strategic Income Securities Fund
-----------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.15             --               --              --           0.50%
         Highest contract charge 1.70% Class B (t)      $ 10.15             --               --              --           0.59%
         All contract charges                                --              5             $ 46              --
Goldman Sachs VIT Mid Cap Value Fund
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.48             --               --              --           0.87%
         Highest contract charge 1.70% Class B (t)      $ 10.47             --               --              --           0.77%
         All contract charges                                --             --             $  3              --
Ivy Funds VIP Dividend Opportunities
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.15             --               --              --           0.20%
         Highest contract charge 1.70% Class B (t)      $ 10.15             --               --              --           0.30%
         All contract charges                                --              1             $ 13              --
Ivy Funds VIP Energy
--------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.32             --               --              --           3.41%
         Highest contract charge 1.70% Class B (t)      $ 10.32             --               --              --           3.51%
         All contract charges                                --             --               --              --
Ivy Funds VIP Global Natural Resources
--------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.35             --               --              --           2.07%
         Highest contract charge 1.70% Class B (t)      $ 10.34             --               --              --           1.97%
         All contract charges                                --              7             $ 73              --
Ivy Funds VIP High Income
-------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.30             --               --              --           1.08%
         Highest contract charge 1.70% Class B (t)      $ 10.29             --               --              --           1.08%
         All contract charges                                --              2             $ 25            0.00%
Ivy Funds VIP Mid Cap Growth
----------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.43             --               --              --           1.16%
         Highest contract charge 1.70% Class B (t)      $ 10.42             --               --              --           1.17%
         All contract charges                                --              2             $ 21              --

                                     FSA-122

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
Ivy Funds VIP Science and Technology
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.62               --                --          --            2.61%
         Highest contract charge 1.70% Class B (t)      $ 10.61               --                --          --            2.61%
         All contract charges                                --               --       $         2          --
Ivy Funds VIP Small Cap Growth
------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.57               --                --          --            3.02%
         Highest contract charge 1.70% Class B (t)      $ 10.56               --                --          --            3.02%
         All contract charges                                --               --       $         3          --
Lazard Retirement Emerging Markets Equity Portfolio
---------------------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.21               --                --          --            0.10%
         Highest contract charge 1.70% Class B (t)      $ 10.21               --                --          --            0.20%
         All contract charges                                --                2       $        23          --
MFS(R) International Value Portfolio
------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.09               --                --          --          (0.79)%
         Highest contract charge 1.70% Class B (t)      $ 10.08               --                --          --          (0.88)%
         All contract charges                                --               --       $         3          --
Multimanager Aggressive Equity (n)
----------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 57.33               --                --          --           36.59%
         Highest contract charge 1.90% Class B          $ 40.84               --                --          --           34.68%
         All contract charges                                --           21,905       $   337,968        0.21%
  2008   Lowest contract charge 0.50% Class B           $ 41.97               --                --          --         (46.95)%
         Highest contract charge 1.90% Class B          $ 30.32               --                --          --         (47.70)%
         All contract charges                                --            5,087       $    67,727        0.36%
  2007   Lowest contract charge 0.50% Class B           $ 79.11               --                --          --           10.83%
         Highest contract charge 1.90% Class B          $ 57.97               --                --          --            9.25%
         All contract charges                                              4,950       $   134,774        0.00%
  2006   Lowest contract charge 0.50% Class B           $ 71.38               --                --          --            4.59%
         Highest contract charge 1.90% Class B          $ 53.06               --                --          --            3.12%
         All contract charges                                --            5,287       $   139,296          --              --
  2005   Lowest contract charge 0.50% Class B           $ 68.25               --                --          --            7.66%
         Highest contract charge 1.90% Class B          $ 51.46               --                --          --            6.15%
         All contract charges                                --            3,925       $   127,148          --              --
Multimanager Core Bond
----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 13.95               --                --          --            7.78%
         Highest contract charge 1.90% Class B          $ 12.45               --                --          --            6.25%
         All contract charges                                --           83,528       $ 1,038,056        3.59%
  2008   Lowest contract charge 0.50% Class B           $ 12.94               --                --          --            1.97%
         Highest contract charge 1.90% Class B          $ 11.72               --                --          --            0.51%
         All contract charges                                --           62,629       $   734,371        4.89%
  2007   Lowest contract charge 0.50% Class B           $ 12.69               --                --          --            5.66%
         Highest contract charge 1.90% Class B          $ 11.66               --                --          --            4.20%
         All contract charges                                             55,947       $   653,841        4.09%
  2006   Lowest contract charge 0.50% Class B           $ 12.01               --                --          --            3.25%
         Highest contract charge 1.90% Class B          $ 11.19               --                --          --            1.80%
         All contract charges                                --           58,160       $   651,206        4.11%             --
  2005   Lowest contract charge 0.50% Class B           $ 11.63               --                --          --            1.20%
         Highest contract charge 1.90% Class B          $ 10.99               --                --          --          (0.18)%
         All contract charges                                --           57,425       $   631,231        3.47%             --

                                     FSA-123

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager International Equity
---------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 13.43               --               --            --            29.22%
         Highest contract charge 1.90% Class B      $ 11.99               --               --            --            27.38%
         All contract charges                            --           35,009        $ 457,905          1.62%
  2008   Lowest contract charge 0.50% Class B       $ 10.39               --               --            --          (47.47)%
         Highest contract charge 1.90% Class B      $  9.41               --               --            --          (48.21)%
         All contract charges                            --           34,884        $ 355,985          1.57%
  2007   Lowest contract charge 0.50% Class B       $ 19.78               --               --            --            11.88%
         Highest contract charge 1.90% Class B      $ 18.17               --               --            --            10.25%
         All contract charges                                         34,725        $ 680,288          0.73%
  2006   Lowest contract charge 0.50% Class B       $ 17.68               --               --            --            24.69%
         Highest contract charge 1.90% Class B      $ 16.48               --               --            --            22.94%
         All contract charges                            --           32,231        $ 568,482          2.23%              --
  2005   Lowest contract charge 0.50% Class B       $ 14.18               --               --            --            14.87%
         Highest contract charge 1.90% Class B      $ 13.40               --               --            --            13.25%
         All contract charges                            --           23,219        $ 328,766          4.06%              --
Multimanager Large Cap Core Equity
----------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 10.67               --               --            --            31.84%
         Highest contract charge 1.90% Class B      $  9.52               --               --            --            29.91%
         All contract charges                            --           12,893        $ 132,944          1.49%
  2008   Lowest contract charge 0.50% Class B       $  8.09               --               --            --          (39.85)%
         Highest contract charge 1.90% Class B      $  7.33               --               --            --          (40.65)%
         All contract charges                            --           12,279        $  96,551          0.52%
  2007   Lowest contract charge 0.50% Class B       $ 13.45               --               --            --             4.51%
         Highest contract charge 1.90% Class B      $ 12.35               --               --            --             3.00%
         All contract charges                                         13,471        $ 177,274          0.41%
  2006   Lowest contract charge 0.50% Class B       $ 12.87               --               --            --            13.01%
         Highest contract charge 1.90% Class B      $ 11.99               --               --            --            11.43%
         All contract charges                            --           13,690        $ 173,297          0.60%              --
  2005   Lowest contract charge 0.50% Class B       $ 11.39               --               --            --             6.20%
         Highest contract charge 1.90% Class B      $ 10.76               --               --            --             4.71%
         All contract charges                                         13,468        $ 151,342          0.79%              --
Multimanager Large Cap Growth
-----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $  8.22               --               --            --            35.88%
         Highest contract charge 1.90% Class B      $  7.34               --               --            --            33.93%
         All contract charges                            --           25,601        $ 211,938          0.16%
  2008   Lowest contract charge 0.50% Class B       $  6.05               --               --            --          (45.64)%
         Highest contract charge 1.90% Class B      $  5.48               --               --            --          (46.43)%
         All contract charges                            --           27,165        $ 166,651            --
  2007   Lowest contract charge 0.50% Class B       $ 11.13               --               --            --            10.64%
         Highest contract charge 1.90% Class B      $ 10.23               --               --            --             9.18%
         All contract charges                                         28,454        $ 322,415            --
  2006   Lowest contract charge 0.50% Class B       $ 10.06               --               --            --           (0.39)%
         Highest contract charge 1.90% Class B      $  9.37               --               --            --           (1.79)%
         All contract charges                            --           30,036        $ 306,984            --               --
  2005   Lowest contract charge 0.50% Class B       $ 10.10               --               --            --             6.95%
         Highest contract charge 1.90% Class B      $  9.54               --               --            --             5.45%
         All contract charges                            --           28,903        $ 295,667            --               --

                                     FSA-124

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager Large Cap Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 11.76               --               --            --            22.21%
         Highest contract charge 1.90% Class B      $ 10.50               --               --            --            20.51%
         All contract charges                            --           33,976        $ 386,795          1.82%
  2008   Lowest contract charge 0.50% Class B       $  9.62               --               --            --          (37.73)%
         Highest contract charge 1.90% Class B      $  8.71               --               --            --          (38.62)%
         All contract charges                            --           37,613        $ 353,373          1.40%
  2007   Lowest contract charge 0.50% Class B       $ 15.45               --               --            --             3.07%
         Highest contract charge 1.90% Class B      $ 14.19               --               --            --             1.65%
         All contract charges                                         38,402        $ 583,473          1.08%
  2006   Lowest contract charge 0.50% Class B       $ 14.99               --               --            --            18.73%
         Highest contract charge 1.90% Class B      $ 13.96               --               --            --            17.06%
         All contract charges                            --           39,025        $ 577,966          2.82%              --
  2005   Lowest contract charge 0.50% Class B       $ 12.62               --               --            --             6.56%
         Highest contract charge 1.90% Class B      $ 11.93               --               --            --             5.07%
         All contract charges                            --           35,233        $ 440,121          3.02%              --
Multimanager Mid Cap Growth
---------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 10.06               --               --            --            41.09%
         Highest contract charge 1.90% Class B      $  8.98               --               --            --            39.02%
         All contract charges                            --           28,991        $ 297,480            --
  2008   Lowest contract charge 0.50% Class B       $  7.13               --               --            --          (43.86)%
         Highest contract charge 1.90% Class B      $  6.46               --               --            --          (44.64)%
         All contract charges                            --           29,642        $ 216,713            --
  2007   Lowest contract charge 0.50% Class B       $ 12.70               --               --            --            11.31%
         Highest contract charge 1.90% Class B      $ 11.67               --               --            --             9.78%
         All contract charges                                         31,721        $ 414,209            --
  2006   Lowest contract charge 0.50% Class B       $ 11.41               --               --            --             9.07%
         Highest contract charge 1.90% Class B      $ 10.63               --               --            --             7.54%
         All contract charges                            --           35,038        $ 410,676          0.51%              --
  2005   Lowest contract charge 0.50% Class B       $ 10.46               --               --            --             7.84%
         Highest contract charge 1.90% Class B      $  9.88               --               --            --             6.33%
         All contract charges                            --           35,078        $ 374,043          1.58%              --
Multimanager Mid Cap Value
--------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 13.24               --               --            --            43.65%
         Highest contract charge 1.90% Class B      $ 11.82               --               --            --            41.61%
         All contract charges                            --           26,843        $ 341,724          3.10%
  2008   Lowest contract charge 0.50% Class B       $  9.22               --               --            --          (36.28)%
         Highest contract charge 1.90% Class B      $  8.35               --               --            --          (37.17)%
         All contract charges                            --           26,245        $ 234,379          0.46%
  2007   Lowest contract charge 0.50% Class B       $ 14.47               --               --            --           (0.41)%
         Highest contract charge 1.90% Class B      $ 13.29               --               --            --           (1.85)%
         All contract charges                                         27,826        $ 392,988          0.00%
  2006   Lowest contract charge 0.50% Class B       $ 14.53               --               --            --            14.16%
         Highest contract charge 1.90% Class B      $ 13.54               --               --            --            12.56%
         All contract charges                            --           30,733        $ 438,437          1.72%              --
  2005   Lowest contract charge 0.50% Class B       $ 12.73               --               --            --             6.81%
         Highest contract charge 1.90% Class B      $ 12.03               --               --            --             5.31%
         All contract charges                            --           29,548        $ 370,654          6.98%              --
         All contract charges                            --           30,025        $ 353,096          4.10%              --

                                     FSA-125

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager Multi-Sector Bond
------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 32.86               --               --            --             9.11%
         Highest contract charge 1.90% Class B      $ 23.72               --               --            --             7.55%
         All contract charges                            --           38,177        $ 578,492          4.60%
  2008   Lowest contract charge 0.50% Class B       $ 30.12               --               --            --          (23.90)%
         Highest contract charge 1.90% Class B      $ 22.06               --               --            --          (24.94)%
         All contract charges                            --           36,664        $ 531,727          8.68%
  2007   Lowest contract charge 0.50% Class B       $ 39.58               --               --            --             2.62%
         Highest contract charge 1.90% Class B      $ 29.39               --               --            --             1.17%
         All contract charges                                         45,225        $ 879,446          7.17%
  2006   Lowest contract charge 0.50% Class B       $ 38.57               --               --            --             9.38%
         Highest contract charge 1.90% Class B      $ 29.05               --               --            --             7.85%
         All contract charges                            --           46,730        $ 935,762          6.95%              --
  2005   Lowest contract charge 0.50% Class B       $ 35.26               --               --            --             2.55%
         Highest contract charge 1.90% Class B      $ 26.94               --               --            --             1.11%
         All contract charges                            --           43,908        $ 877,332          7.68%              --
Multimanager Small Cap Growth (f)
---------------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $  7.50               --               --            --            33.85%
         Highest contract charge 1.90% Class B      $  6.41               --               --            --            32.08%
         All contract charges                            --           32,920        $ 199,904            --
  2008   Lowest contract charge 0.50% Class B       $  5.60               --               --            --          (42.39)%
         Highest contract charge 1.90% Class B      $  4.85               --               --            --          (43.27)%
         All contract charges                            --           28,780        $ 135,528            --
  2007   Lowest contract charge 0.50% Class B       $  9.72               --               --            --             3.18%
         Highest contract charge 1.90% Class B      $  8.55               --               --            --             1.79%
         All contract charges                                         28,681        $ 242,159            --
  2006   Lowest contract charge 0.50% Class B       $  9.42               --               --            --             9.66%
         Highest contract charge 1.90% Class B      $  8.40               --               --            --             8.12%
         All contract charges                            --           17,157        $ 147,393          1.40%                --
  2005   Lowest contract charge 0.50% Class B       $  8.59               --               --            --             6.95%
         Highest contract charge 1.90% Class B      $  7.77               --               --            --             5.45%
         All contract charges                            --            9,010        $  72,375          3.58%              --
Multimanager Small Cap Value
----------------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B       $ 14.82               --               --            --            25.82%
         Highest contract charge 1.90% Class B      $ 12.50               --               --            --            24.04%
         All contract charges                            --           36,368        $ 418,772          1.03%
  2008   Lowest contract charge 0.50% Class B       $ 11.78               --               --            --          (38.20)%
         Highest contract charge 1.90% Class B      $ 10.08               --               --            --          (39.06)%
         All contract charges                            --           39,759        $ 368,923          0.24%
  2007   Lowest contract charge 0.50% Class B       $ 19.06               --               --            --          (10.31)%
         Highest contract charge 1.90% Class B      $ 16.54               --               --            --          (11.55)%
         All contract charges                                         47,546        $ 723,958          0.29%
  2006   Lowest contract charge 0.50% Class B       $ 21.25               --               --            --            15.53%
         Highest contract charge 1.90% Class B      $ 18.70               --               --            --            13.91%
         All contract charges                            --           57,348        $ 992,117          5.49%              --
  2005   Lowest contract charge 0.50% Class B       $ 18.39               --               --            --             4.16%
         Highest contract charge 1.90% Class B      $ 16.42               --               --            --             2.70%
         All contract charges                            --           56,358        $ 874,837          4.46%              --

                                     FSA-126

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                            Years Ended December 31,
                                                 ------------------------------------------------------------------------------
                                                                Units Outstanding   Net Assets     Investment         Total
                                                  Units value         (000s)          (000s)     Income ratio**     Return***
                                                 ------------- ------------------- ------------ ---------------- --------------
Multimanager Technology
-----------------------
         Unit Value 0.50% to 1.90%*
  2009   Lowest contract charge 0.50% Class B           $ 10.80               --             --         --            57.69%
         Highest contract charge 1.90% Class B          $  9.64               --             --         --            55.54%
         All contract charges                                --           33,513      $ 364,955         --
  2008   Lowest contract charge 0.50% Class B           $  6.85               --             --         --          (47.35)%
         Highest contract charge 1.90% Class B          $  6.20               --             --         --          (48.12)%
         All contract charges                                --           27,756      $ 192,697         --
  2007   Lowest contract charge 0.50% Class B           $ 13.01               --             --         --            17.63%
         Highest contract charge 1.90% Class B          $ 11.95               --             --         --            15.91%
         All contract charges                                             28,291      $ 373,990         --
  2006   Lowest contract charge 0.50% Class B           $ 11.06               --             --         --             6.76%
         Highest contract charge 1.90% Class B          $ 10.31               --             --         --             5.26%
         All contract charges                                --           24,173      $ 271,064         --               --
  2005   Lowest contract charge 0.50% Class B           $ 10.36               --             --         --            10.71%
         Highest contract charge 1.90% Class B          $  9.79               --             --         --             9.16%
         All contract charges                                --           24,317      $ 253,676         --               --
PIMCO Variable Insurance Trust Emerging Markets Bond Portfolio
--------------------------------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.05               --             --         --           (0.50)%
         Highest contract charge 1.70% Class B (t)      $ 10.04               --             --         --           (0.50)%
         All contract charges                                --               10      $      96       0.38%
PIMCO Variable Insurance Trust Real Return Strategy Portfolio
-------------------------------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $  9.98               --             --         --           (0.40)%
         Highest contract charge 1.70% Class B (t)      $  9.97               --             --         --           (0.40)%
         All contract charges                                --                7      $      71         --
PIMCO Variable Insurance Trust Total Return Portfolio
-----------------------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $  9.98               --             --         --           (0.60)%
         Highest contract charge 1.70% Class B (t)      $  9.98               --             --         --           (0.60)%
         All contract charges                                --                8      $      78         --
ProFund VP Bear
---------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $  9.67               --             --         --           (0.31)%
         Highest contract charge 1.70% Class B (t)      $  9.66               --             --         --           (0.41)%
         All contract charges                                --                1      $      11         --
ProFund VP Biotechnology
------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.09               --             --         --             0.20%
         Highest contract charge 1.70% Class B (t)      $ 10.08               --             --         --             0.10%
         All contract charges                                --               --      $       4         --
Templeton Developing Markets Securities Fund
--------------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.30               --             --         --             1.58%
         Highest contract charge 1.70% Class B (t)      $ 10.29               --             --         --             1.58%
         All contract charges                                --                2      $      28         --
Templeton Global Bond Securities Fund
-------------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.05               --             --         --             0.20%
         Highest contract charge 1.70% Class B (t)      $ 10.05               --             --         --             0.20%
         All contract charges                                --                3      $      27         --

                                     FSA-127

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2009


8. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                              Years Ended December 31,
                                                     --------------------------------------------------------------------------
                                                                    Units Outstanding   Net Assets     Investment       Total
                                                      Units value         (000s)          (000s)     Income ratio**   Return***
                                                     ------------- ------------------- ------------ ---------------- ----------
Van Eck Worldwide Hard Assets Fund
----------------------------------
         Unit Value 1.30% to 1.70%*
  2009   Lowest contract charge 1.30% Class B (t)       $ 10.30            --                --             --          1.88%
         Highest contract charge 1.70% Class B (t)      $ 10.30            --                --             --          1.88%
         All contract charges                                --             1              $ 10             --

----------
(a) Units were made available for sale on May 9, 2005.
(b) Units were made available for sale on October 17, 2005.
(c) Units were made available for sale on September 18, 2006.
(d) A substitution of EQ/Capital Guardian Research was made for EQ/Capital Guardian U.S. Equity on July 6, 2007.
(e) A substitution of EQ/T. Rowe Price Growth Stock was made for EQ/Janus Large Cap Growth on July 6, 2007.
(f) A substitution of Multimanager Small Cap Growth was made for EQ/Wells Fargo Montgomery Small Cap on July 6, 2007.
(g) A substitution of EQ/Large Cap Value PLUS was made for EQ/AllianceBernstein Growth and Income on August 17, 2007.
(h) Units were made available for sale on May 29, 2007.
(i) EQ/Mid Cap Value PLUS replaced EQ/Ariel Appreciation II due to a fund merger on September 11, 2009.
(j) EQ/Mid Cap Value PLUS replaced EQ/Lord Abbett Mid Cap Value due to a fund merger on September 11, 2009.
(k) EQ/Mid Cap Value PLUS replaced EQ/Van Kampen Real Estate due to a fund merger on September 11, 2009.
(l) EQ/PIMCO Ultra Short Bond replaced EQ/AXA Rosenberg Value Long/Short Equity due to a fund merger on September 11, 2009.
(m) EQ/PIMCO Ultra Short Bond replaced EQ/Short Duration Bond due to a fund merger on September 11, 2009.
(n) Multimanager Aggressive Equity replaced Multimanger Health Care due to a fund merger on September 18, 2009.
(o) EQ/Core Bond Index replaced EQ/Long Term Bond due to a fund merger on September 25, 2009.
(p) EQ/Quality Bond PLUS replaced EQ/Caywood-Scholl High Yield due to a fund merger on September 25, 2009.
(q) EQ/Common Stock Index replaced EQ/Oppenheimer Main Street Opportunity due to a fund merger on September 18, 2009.
(r) EQ/Small Company Index replaced EQ/Oppenheimer Main Street Small Cap Index due to a fund merger on September 18, 2009.

                                    FSA-128

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Concluded)

December 31, 2009


8. Accumulation Unit Values (Continued)

(s) Units were made available for sale on June 08, 2009.
(t) Units were made available for sale on December 14, 2009.


* Expenses as a percentage of average net assets (0.00%, 0.50%, 1.30%, 1.70%, and 1.90% annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in direct reduction to unit values. Charges made directly to Contractowner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as Contractowners may not have selected all available and applicable contract options.

** The investment income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of mutual fund fees and expenses, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                                    FSA-129

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

                      AXA EQUITABLE LIFE INSURANCE COMPANY


 Report of Independent Registered Public Accounting Firm.................... F-1

 Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2009 and 2008.................. F-2
   Consolidated Statements of (Loss) Earnings, Years Ended
     December 31, 2009, 2008 and 2007....................................... F-3
   Consolidated Statements of Equity, Years Ended
     December 31, 2009, 2008 and 2007....................................... F-5
   Consolidated Statements of Comprehensive (Loss) Income,
     Years Ended December 31, 2009, 2008 and 2007........................... F-6
   Consolidated Statements of Cash Flows, Years Ended
     December 31, 2009, 2008 and 2007....................................... F-7
   Notes to Consolidated Financial Statements............................... F-9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company

In our opinion, based on our audits, the accompanying consolidated balance sheets and the related consolidated statements of (loss) earnings, of equity, of comprehensive (loss) income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, AXA Equitable changed its methods of accounting for noncontrolling interests in consolidated financial statements on January 1, 2009, for recognition and presentation of other-than-temporary impairment losses on April 1, 2009, fair value measurement on January 1, 2008 and for uncertainty in income taxes of January 1, 2007.



/s/ PricewaterhouseCoopers LLP
New York, New York

March 10, 2010

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2009 AND 2008


                                                                                    2009                 2008
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)
ASSETS
Investments:
   Fixed maturities available for sale, at fair value.......................  $     27,470.2       $     23,831.0
   Mortgage loans on real estate............................................         3,554.8              3,673.9
   Equity real estate, held for the production of income....................            98.5                 56.3
   Policy loans.............................................................         3,616.8              3,700.3
   Other equity investments.................................................         1,562.3              1,646.8
   Trading securities......................................................            484.6                322.7
   Other invested assets....................................................         1,482.6              1,500.9
                                                                              -----------------    -----------------
     Total investments......................................................        38,269.8             34,731.9
Cash and cash equivalents...................................................         1,791.7              2,403.2
Cash and securities segregated, at fair value...............................           985.7              2,572.6
Broker-dealer related receivables...........................................         1,087.6              1,020.4
Deferred policy acquisition costs...........................................         7,745.2              7,482.0
Goodwill and other intangible assets, net...................................         3,676.5              3,702.9
Amounts due from reinsurers.................................................         3,028.2              2,897.2
Loans to affiliates.........................................................         1,048.3                588.3
Other assets................................................................         8,254.9             13,240.8
Separate Accounts' assets...................................................        84,016.5             67,627.0
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $    149,904.4       $    136,266.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,107.3       $     24,742.5
Future policy benefits and other policyholders liabilities..................        17,726.7             17,733.1
Broker-dealer related payables..............................................           279.4                485.5
Customers related payables..................................................         1,430.7              2,753.1
Amounts due to reinsurers...................................................            81.2                 64.2
Short-term and long-term debt...............................................           449.0                484.6
Loans from affiliates.......................................................         1,325.0              1,325.0
Income taxes payable........................................................         3,356.0              3,794.4
Noncontrolling interest subject to redemption rights........................             -                  135.0
Other liabilities...........................................................         3,002.2              2,861.4
Separate Accounts' liabilities..............................................        84,016.5             67,627.0
                                                                              -----------------    -----------------
     Total liabilities......................................................       135,774.0            122,005.8
                                                                              -----------------    -----------------

Commitments and contingent liabilities (Notes 2, 7, 10, 11, 12, 13, 18 and 19)

EQUITY
AXA Equitable's equity:
   Common stock, $1.25 par value, 2.0 million shares authorized, issued and
     outstanding............................................................             2.5                  2.5
   Capital in excess of par value...........................................         5,582.3              5,184.1
   Retained earnings........................................................         6,311.8              8,412.6
   Accumulated other comprehensive loss.....................................        (1,035.7)            (2,235.6)
                                                                              -----------------    -----------------
   Total AXA Equitable's equity.............................................        10,860.9             11,363.6
                                                                              -----------------    -----------------
Noncontrolling interest.....................................................         3,269.5              2,896.9
                                                                              -----------------    -----------------
     Total equity...........................................................        14,130.4             14,260.5
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND EQUITY................................................  $    149,904.4       $    136,266.3
                                                                              =================    =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
                  YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007


                                                                      2009               2008               2007
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
REVENUES
Universal life and investment-type product
  policy fee income...........................................  $     2,918.4      $      2,951.7     $      2,741.7
Premiums......................................................          431.1               758.6              804.9
Net investment (loss) income:
   Investment (loss) income from
     derivative instruments...................................       (3,079.4)            7,302.1               86.6
   Other investment income....................................        2,098.9             1,751.9            2,567.1
                                                                -----------------  -----------------  -----------------
       Total net investment (loss) income.....................         (980.5)            9,054.0            2,653.7
Investment gains (losses), net:
   Total other-than-temporary impairment losses...............         (169.2)             (285.9)             (77.8)
   Portion of loss recognized in other
     comprehensive income.....................................            5.9                 -                  -
                                                                -----------------  -----------------  -----------------
       Net impairment losses recognized.......................         (163.3)             (285.9)             (77.8)
   Other investment gains (losses), net.......................          217.0               (52.6)              70.6
                                                                -----------------  -----------------  -----------------
         Total investment gains (losses), net.................           53.7              (338.5)              (7.2)
Commissions, fees and other income............................        3,385.2             4,549.0            5,173.7
(Decrease) increase in fair value of
   reinsurance contracts......................................       (2,565.9)            1,566.8                6.9
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        3,242.0            18,541.6           11,373.7
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,298.1             4,702.6            1,998.5
Interest credited to policyholders' account balances..........        1,004.3             1,065.3            1,065.2
Compensation and benefits.....................................        1,858.7             1,989.1            2,453.2
Commissions...................................................        1,033.0             1,437.1            1,744.2
Distribution plan payments....................................          207.6               274.4              335.1
Amortization of deferred sales commissions....................           54.9                79.1               95.5
Interest expense..............................................          107.8                51.5               58.2
Amortization of deferred policy acquisition costs.............          115.0             3,484.7            1,099.2
Capitalization of deferred policy acquisition costs...........         (975.3)           (1,394.1)          (1,719.3)
Rent expense..................................................          258.2               246.6              224.3
Amortization of other intangible assets.......................           24.1                23.7               23.2
Other operating costs and expenses............................        1,334.3             1,196.0            1,317.9
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,320.7            13,156.0            8,695.2
                                                                -----------------  -----------------  -----------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
                  YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
                                    CONTINUED


                                                                      2009               2008               2007
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)
(Loss) earnings from continuing operations
   before income taxes........................................  $    (3,078.7)     $      5,385.6     $      2,678.5
Income tax benefit (expense)..................................        1,272.1            (1,690.5)            (752.5)
                                                                -----------------  -----------------  -----------------

(Loss) earnings from continuing operations,
   net of income taxes........................................       (1,806.6)            3,695.1            1,926.0
Earnings (loss) from discontinued operations,
   net of income taxes........................................            2.7                (4.8)               7.7
Gains on disposal of discontinued operations,
   net of income taxes........................................            -                   6.3                2.8
                                                                -----------------  -----------------  -----------------

Net (loss) earnings...........................................       (1,803.9)            3,696.6            1,936.5
   Less: net earnings attributable to noncontrolling interest.         (358.9)             (470.0)            (702.9)
                                                                -----------------  -----------------  -----------------

Net (Loss) Earnings Attributable to AXA Equitable.............  $    (2,162.8)     $      3,226.6     $      1,233.6
                                                                =================  =================  =================


Amounts attributable to AXA Equitable:
   (Loss) earnings from continuing operations,
     net of income taxes......................................  $    (2,165.5)     $      3,225.1     $      1,223.1
   Earnings (loss) from discontinued operations,
     net of income taxes......................................            2.7                (4.8)               7.7
   Gain on disposal of discontinued operations,
     net of income taxes......................................            -                   6.3                2.8
                                                                -----------------  -----------------  -----------------
Net (Loss) Earnings...........................................  $    (2,162.8)     $      3,226.6     $      1,233.6
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                        CONSOLIDATED STATEMENTS OF EQUITY
                  YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

                                                                         2009               2008               2007
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)
EQUITY
AXA Equitable's equity:
   Common stock, at par value, beginning and end of year.......... $          2.5      $         2.5      $         2.5
                                                                   -----------------   ----------------   ----------------

   Capital in excess of par value, beginning of year..............        5,184.1            5,265.4            5,139.6
   Issuance of AllianceBernstein Units to noncontrolling interest.          (54.5)               -                  -
   Changes in capital in excess of par value......................          452.7              (81.3)             125.8
                                                                   -----------------   ----------------   ----------------
   Capital in excess of par value, end of year....................        5,582.3            5,184.1            5,265.4
                                                                   -----------------   ----------------   ----------------

   Retained earnings, beginning of year...........................        8,412.6            5,186.0            4,507.6
   Net (loss) earnings attributable to AXA Equitable..............       (2,162.8)           3,226.6            1,233.6
   Impact of implementing new accounting guidance,
     net of taxes.................................................           62.0                -                 44.8
   Dividends on common stock......................................            -                  -               (600.0)
                                                                   -----------------   ----------------   ----------------
   Retained earnings, end of year.................................        6,311.8            8,412.6            5,186.0
                                                                   -----------------   ----------------   ----------------

   Accumulated other comprehensive loss, beginning of year........       (2,235.6)            (267.9)            (167.3)
   Impact of implementing new accounting guidance,
     net of taxes ................................................          (62.0)               -                  -
   Other comprehensive income (loss) attributable to
     AXA Equitable................................................        1,261.9           (1,967.7)            (100.6)
                                                                   -----------------   ----------------   ----------------
   Accumulated other comprehensive loss, end of year..............       (1,035.7)          (2,235.6)            (267.9)
                                                                   -----------------   ----------------   ----------------

     TOTAL AXA EQUITABLE'S EQUITY, END OF YEAR....................       10,860.9           11,363.6           10,186.0
                                                                   -----------------   ----------------   ----------------

   Noncontrolling interest, beginning of year.....................        2,896.9            2,478.9            2,289.9
   Net earnings attributable to noncontrolling interest...........          358.9              470.0              702.9
   Other comprehensive income (loss)
     attributable to noncontrolling interest......................           66.2              (69.9)               9.8
   Issuance of AllianceBernstein Units to
     noncontrolling interest......................................           65.2               32.5               48.5
   Exercise of AB Put.............................................          135.0              495.5                -
   Dividends paid to noncontrolling interest......................         (319.4)            (562.6)            (751.6)
   Capital contributions..........................................            -                 12.8                -
   Other changes in noncontrolling interest.......................           66.7               39.7              179.4
                                                                   -----------------   ----------------   ----------------

   Noncontrolling interest, end of year...........................        3,269.5            2,896.9            2,478.9
                                                                   -----------------   ----------------   ----------------

TOTAL EQUITY, END OF YEAR......................................... $     14,130.4      $    14,260.5      $    12,664.9
                                                                   =================   ================   ================

                      AXA EQUITABLE LIFE INSURANCE COMPANY
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
                  YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

                                                                         2009               2008               2007
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)
COMPREHENSIVE (LOSS) INCOME
Net (loss) earnings............................................... $     (1,803.9)     $     3,696.6      $     1,936.5

Other comprehensive (loss) income, net of income taxes:
Change in unrealized gains (losses), net of
   reclassification adjustment....................................        1,331.2           (1,444.3)            (168.8)
Defined benefit plans:
   Net (loss) gain arising during year............................          (65.0)            (620.4)              38.8
   Prior service cost arising during year.........................            -                  -                  1.7
   Less: reclassification adjustment for:
     Amortization of net losses included in net periodic cost.....           64.6               30.8               41.2
     Amortization of net prior service credit
       included in net periodic cost..............................           (2.7)              (3.7)              (3.6)
     Amortization of net transition asset.........................            -                  -                  (.1)
                                                                   -----------------   ----------------   ----------------
       Other comprehensive (loss) income - defined benefit plans..           (3.1)            (593.3)              78.0
                                                                   -----------------   ----------------   ----------------

Comprehensive (loss) income.......................................         (475.8)           1,659.0            1,845.7
                                                                   -----------------   ----------------   ----------------

Comprehensive income attributable to noncontrolling interest......         (425.1)            (400.1)            (712.7)
                                                                   -----------------   ----------------   ----------------
Comprehensive (Loss) Income Attributable to AXA Equitable......... $       (900.9)     $     1,258.9      $     1,133.0
                                                                   =================   ================   ================






                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

                                                                       2009                2008               2007
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)

Net (loss) earnings...........................................   $     (1,803.9)     $     3,696.6      $      1,936.5
Adjustments to reconcile net (loss) earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........          1,004.3            1,065.3             1,065.2
  Universal life and investment-type product
     policy fee income........................................         (2,918.4)          (2,951.7)           (2,741.7)
  Net change in broker-dealer and customer related
     receivables/payables.....................................         (1,353.0)             618.9                98.5
  Change in net investment income related to
     derivative instruments...................................          3,079.4           (7,302.1)              (86.6)
  Change in reinsurance recoverable with affiliate............          1,485.7           (6,351.5)                -
  Investment (gains) losses, net..............................            (53.7)             338.5                 7.2
  Change in segregated cash and securities, net...............          1,586.8             (202.6)             (360.3)
  Change in deferred policy acquisition costs.................           (860.3)           2,090.6              (620.1)
  Change in future policy benefits............................           (755.2)           2,398.0                95.4
  Change in income taxes payable..............................         (1,223.2)           1,135.0               532.9
  Change in fair value of guaranteed minimum income benefit
     reinsurance contracts....................................          2,565.9           (1,566.8)               (6.9)
  Amortization of deferred sales commissions..................             54.9               79.1                95.5
  Amortization of reinsurance cost............................            318.3               11.0                 -
  Other depreciation and amortization.........................            156.0              140.4               133.8
  Amortization of other intangible assets, net................             24.1               23.7                23.2
  Gains on disposal of discontinued operations................              -                 (6.3)               (2.8)
  Other, net..................................................            109.5             (123.4)              167.6
                                                                 -----------------   -----------------  -----------------

Net cash provided by (used in) operating activities...........          1,417.2           (6,907.3)              337.4
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments of fixed maturities and
     mortgage loans on real estate............................          2,058.2            1,727.5             2,143.1
  Sales of investments........................................          6,737.3              796.2             2,356.5
  Sale of AXA Equitable Life and Annuity......................              -                 60.8                 -
  Purchases of investments....................................         (8,994.8)          (2,106.8)           (3,525.3)
  Cash settlements related to derivative instruments..........         (2,564.6)           5,337.0               (98.3)
  Change in short-term investments............................            140.3               29.3               107.0
  Decrease in loans to affiliates.............................              1.1                -                 400.0
  Increase in loans to affiliates.............................           (250.0)               -                (650.0)
  Change in capitalized software, leasehold improvements
     and EDP equipment .......................................           (120.7)            (163.1)             (205.0)
  Other, net..................................................              9.4              155.2               (91.2)
                                                                 -----------------   -----------------  -----------------

Net cash (used in) provided by investing activities...........         (2,983.8)           5,836.1               436.8
                                                                 -----------------   -----------------  -----------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
                                    CONTINUED

                                                                      2009               2008               2007
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................   $    3,394.9       $     4,384.5      $     4,102.1
    Withdrawals from and transfers to Separate Accounts.......       (2,160.9)           (2,602.8)          (3,831.7)
  Change in short-term financings.............................          (35.8)             (497.8)             199.0
  Increase in collateralized pledged liabilities..............          126.1               568.7                -
  Increase in collateralized pledged assets...................         (632.3)                -                  -
  Proceeds from loans from affiliates.........................            -               1,000.0                -
  Capital contribution........................................          438.9                 -                  -
  Shareholder dividends paid..................................            -                   -               (600.0)
  Other, net..................................................         (175.8)             (551.4)            (592.6)
                                                                -----------------  -----------------  -----------------

Net cash provided by (used in) financing activities...........          955.1             2,301.2             (723.2)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (611.5)            1,230.0               51.0
Cash and cash equivalents, beginning of year..................        2,403.2             1,173.2            1,122.2
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $    1,791.7       $     2,403.2      $     1,173.2
                                                                =================  =================  =================

Supplemental cash flow information:
  Interest Paid...............................................   $       16.6       $        34.4      $        52.6
                                                                =================  =================  =================
  Income Taxes Paid...........................................   $       43.8       $       257.3      $       178.1
                                                                =================  =================  =================




                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        AXA Equitable Life Insurance Company ("AXA Equitable," and collectively with its consolidated subsidiaries the "Company") is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). AXA Financial is a wholly owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

        The Company conducts operations in two business segments: the Insurance and Investment Management segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        Insurance
        ---------

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, variable and fixed-interest annuity products, mutual funds and other investment products and asset management principally to individuals and small and medium size businesses and professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Company's insurance business is conducted principally by AXA Equitable and, until August 1, 2008, its wholly owned life insurance subsidiary, AXA Equitable Life and Annuity Company ("AXA Life"). On August 1, 2008 AXA Equitable sold AXA Life to AXA Equitable Financial Services, LLC, a wholly-owned subsidiary of AXA Financial, for $60.8 million in cash, which approximated AXA Equitable's investment in AXA Life.

        Investment Management
        ---------------------

        The Investment Management segment is principally comprised of the investment management business of AllianceBernstein L.P., a Delaware limited partnership (together with its consolidated subsidiaries "AllianceBernstein"). AllianceBernstein provides research, diversified investment management and related services globally to a broad range of clients. Its principal services include: (a) institutional investment services, servicing institutional clients including unaffiliated corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments, and affiliates such as AXA and certain of its insurance company subsidiaries, by means of separately-managed accounts, sub-advisory relationships, structured products, collective investments trusts, mutual funds, hedge funds and other investment vehicles, (b) retail services, servicing individual clients, primarily by means of retail mutual funds sponsored by AllianceBernstein or an affiliated company, sub-advisory relationships with mutual funds sponsored by third parties, separately-managed account programs servicing private clients, sponsored by financial intermediaries worldwide, and other investment vehicles, (c) private client services, including high-net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations, and other entities, by means of separately-managed accounts, hedge funds, mutual funds, and other investment vehicles, and
        (d) Bernstein research services by means of independent research, portfolio strategy, and brokerage-related services, and issuers of publicly-traded securities seeking equity capital markets services. Principal subsidiaries of AllianceBernstein include: SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"); Sanford C. Bernstein & Co. LLC ("SCB LLC"); Sanford C. Bernstein Limited ("SCBL"); and SCB Partners, Inc. ("SCB Partners"). This segment includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        AllianceBernstein is a private partnership for Federal income tax purposes and, accordingly, is not subject to Federal and state corporate income taxes. However, AllianceBernstein is subject to a 4.0% New York City unincorporated business tax ("UBT"). Domestic corporate subsidiaries of AllianceBernstein are subject to Federal, state and local income taxes. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. The Company provides Federal and state income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are permanently invested outside the United States.

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc. (the "Bernstein Acquisition"). Following a two-year lockout period that ended October 2002, the former Bernstein shareholders were permitted to exercise the right to sell private limited partnership interests in AllianceBernstein L.P. (the "AllianceBernstein Units") that were acquired in the Bernstein Acquisition to AXA Financial or an affiliated company (the "AB Put"). In February 2007, AXA Financial purchased a tranche of 8.16 million AllianceBernstein Units pursuant to an exercise of the AB Put at a purchase price of approximately $745.7 million and recorded additional goodwill of $392.8 million and other intangible assets of $209.5 million. After this purchase, AXA Financial Group's beneficial ownership in AllianceBernstein L.P. increased by approximately 3.0% to 63.3%. Through December 31, 2008, the Company acquired 32.7 million AllianceBernstein Units pursuant to the AB Put at the aggregate market price of $1,631.1 million and recorded additional goodwill of $733.8 million and other intangible assets of $251.7 million. On January 6, 2009, AXA America Holdings Inc. ("AXA America"), the holding company for AXA Financial and an indirect wholly owned subsidiary of AXA, purchased the remaining 8.16 million AllianceBernstein Units from SCB Partners at a price of $18.349 per Unit pursuant to the final installment of the AB Put. As a result of this transaction, minority interest subject to redemption rights totaling $135.0 million were reclassified as noncontrolling interests in first quarter 2009.

        On March 30, 2009, AXA Bermuda sold 41.9 million AllianceBernstein Units to an affiliate of AXA. As a result of the sale, AXA Financial Group's consolidated economic interest in AllianceBernstein was reduced to 46.4% upon completion of this transaction. AXA Equitable's economic interest remained unchanged at 37.1%. As AXA Equitable remains the General Partner of the limited partnership, AllianceBernstein continues to be consolidated in the Company's consolidated financial statements.

        In 2009, AllianceBernstein awarded 9.8 million restricted Holding Units in connection with compensation plans for senior officers and employees and in connection with certain employee's employment and separation agreements. The restricted Holding Units had grant date fair values ranging from $16.79 to $28.38 and vest over a period ranging between two and five years. As a result, AXA Financial Group's and the Company's economic ownership of AllianceBernstein decreased to 44.8% and 35.9%, respectively. In 2009, as a result of the issuance of these restricted Holding Units, AXA Financial Group and the Company's Capital in excess of par value decreased by $92.5 million and $65.2 million, respectively, net of applicable taxes with respective increases in noncontrolling interests of $92.5 million and $65.2 million. On March 1, 2010, AllianceBernstein management announced their intention to make open-market purchases of up to 3.0 million Holding Units, from time to time and at their discretion, to help fund their incentive compensation award program's obligations.

        At December 31, 2009 and 2008, the Company's beneficial ownership in AllianceBernstein was approximately 35.9% and 37.4%, respectively. At December 31, 2009, AXA and its subsidiaries' beneficial ownership in AllianceBernstein was approximately 62.1%.


2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management for a fair statement of the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        At December 31, 2009 and 2008, respectively, the Insurance Group's General Account held $1.0 million and $1.8 million of investment assets issued by VIEs and determined to be significant variable interests under Financial Accounting Standards Board ("FASB") guidance Consolidation of Variable Interest Entities - Revised. At December 31, 2009 and 2008, respectively, as reported in the consolidated balance sheet, these investments included zero and $0.8 million of fixed maturities (collateralized debt and loan obligations) and $1.0 million and $1.0 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2009 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein reviews quarterly its investment management agreements and its investments in, and other financial arrangements with, certain entities that hold client assets under management ("AUM") to determine the entities that AllianceBernstein is required to consolidate under this guidance. These entities include certain mutual fund products, hedge funds, structured products, group trusts, collective investment trusts and limited partnerships.

        AllianceBernstein earned investment management fees on client AUM of these entities but derived no other benefit from those assets and cannot utilize those assets in its operations.

        At December 31, 2009, AllianceBernstein had significant variable interests in certain other structured products and hedge funds with approximately $60.3 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary of the expected losses or expected residual returns of these entities. AllianceBernstein's maximum exposure to loss in these entities is limited to its investments of $0.1 million in and prospective investment management fees earned from these entities.

        All significant intercompany transactions and balances have been eliminated in consolidation. The years "2009," "2008" and "2007" refer to the years ended December 31, 2009, 2008 and 2007, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

        Accounting Changes
        ------------------

        Effective January 1, 2009, the Company adopted the new guidance for presentation of noncontrolling interests in consolidated financial statements and was required to retrospectively conform all prior periods presented to:
           o recharacterize minority interests, previously classified within liabilities, as noncontrolling interests reported as a component of consolidated equity on the balance sheet, and to
           o include total income in net income, with separate disclosure on the face of the consolidated income statement of the attribution of income between controlling and noncontrolling interests.

        As a result, total equity at December 31, 2008 increased by $2,896.9 million, representing noncontrolling interest, and total liabilities at December 31, 2008 decreased by $2,896.9 million as a result of the elimination of minority interest. Additionally, for the year 2008 and 2007 respectively, (loss) earnings from continuing operations, net of income taxes increased by $470.0 million and $702.9 million and net earnings attributable to the noncontrolling interest increased by $470.0 million and $702.9 million.

        On a prospective basis, beginning January 1, 2009, this guidance required that increases and decreases in noncontrolling interests be accounted for as equity transactions with any difference between proceeds of a purchase or issuance of noncontrolling interests recognized as a change to the controlling entity's equity instead of current period gains/losses in the consolidated income statement. Only when the controlling entity loses control and deconsolidates a subsidiary will a gain or loss be recognized. The Emerging Issues Task Force ("EITF") subsequently issued related guidance to clarify that insurers would not be required to include majority owned investments when the ownership is through a Separate Account in the insurance company's evaluation of whether to consolidated such investments. This consensus is expected to be considered for finalization during the March 2010 EITF meeting.

        Effective January 1, 2009, the Company adopted new guidance for business combinations to be applied prospectively for all future acquisitions. While retaining the requirement to use purchase accounting for all business combinations, this guidance's new rules include the following:
          o The acquirer will recognize 100% of the fair values of acquired assets and assumed liabilities (with few exceptions) upon initially obtaining control of the target company, and any noncontrolling interest;
          o Contingent consideration will be included in the purchase price consideration on a fair value basis while transaction costs will be expensed as incurred; and
          o Costs expected to be incurred to effect a restructuring plan will be recognized as post-combination expenses.

        Beginning second quarter 2009, the Company implemented the new guidance that modified the recognition guidance for other-than-temporary impairments ("OTTI") of debt securities to make it more operational and expanded the presentation and disclosure of OTTI on debt and equity securities in the financial statements. For Available for Sale ("AFS") debt securities in an unrealized loss position, the total fair value loss is to be recognized in earnings as an OTTI if management intends to sell the debt security or more-likely-than-not will be required to sell the debt security before its anticipated recovery. If these criteria are not met, both qualitative and quantitative assessments are required to evaluate the security's collectability and determine whether an OTTI is considered to have occurred.

        The guidance required only the credit loss component of any resulting OTTI to be recognized in earnings, as measured by the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security, while the remainder of the fair value loss is recognized in other comprehensive income ("OCI"). In periods subsequent to the recognition of an OTTI, the debt security is accounted for as if it had been purchased on the measurement date of the OTTI, with an amortized cost basis reduced by the amount of the OTTI recognized in earnings.

        As required by the transition provisions of this guidance, at April 1, 2009, a cumulative effect adjustment was calculated for all AFS debt securities held for which an OTTI previously was recognized and for which there was no intention or likely requirement to sell the security before recovery of its amortized cost. This resulted in an increase to Retained earnings of $62.0 million at that date with a corresponding decrease to Accumulated other comprehensive income ("AOCI") to reclassify the noncredit portion of these previously recognized OTTI amounts. In addition, at April 1, 2009, the amortized cost basis of the AFS debt securities impacted by the reclassification adjustment was increased by $115.5 equal to the amount of the cumulative effect adjustment, pre-DAC and tax. The fair value of AFS debt securities at April 1, 2009 was unchanged as a result of the implementation of this guidance.

        (Loss) earnings from continuing operations, net of income taxes, and Net
        (loss) earnings attributable to AXA Equitable for 2009 reflected increases of $5.9 million, from recognition in OCI of the noncredit portions of OTTI subsequent to initial implementation of this guidance at April 1, 2009. The consolidated financial statements have been modified to separately present the total OTTI recognized in Investment (losses) gains, net, with an offset for the amount of noncredit OTTI recognized in OCI, on the face of the consolidated statements of earnings, and to present the OTTI recognized in AOCI on the face of the consolidated statements of equity and comprehensive income for all periods subsequent to implementation of this guidance. In addition, Note 3 has been expanded to include new disclosures about OTTI for debt securities regarding expected cash flows, and credit losses, including the methodologies and significant inputs used to determine those amounts.

        Effective April 1, 2009, the Company implemented additional guidance related to fair value measurements and disclosures when the volume and level of market activity for the asset or liability have significantly decreased in relation to normal market activity. This modification retains the "exit price" objective of fair value measurement and provides specific factors to consider for distinguishing distressed or forced transactions not determinative of fair value from orderly transactions between market participants under prevailing market conditions. Beginning in fourth quarter 2008, the Company concluded under previous guidance, that markets for certain commercial mortgage-backed securities ("CMBS") were inactive and, consequently, changed its methodology for measuring the fair value of the CMBS to minimize reliance on market trading activity and the pricing of isolated transactions. Implementation of the revised guidance did not have an impact on the Company's consolidated results of operations or financial position. At December 31, 2009 and 2008, the fair value of the Company's CMBS portfolio was $1,489.8 million and $1,674.7 million, respectively.

        Effective December 31, 2009, the Company implemented the FASB's amended guidance on Employers' Disclosures about Pension and Other Postretirement Benefits which required additional disclosures about plan assets, including more granular disclosure of asset classes, investment strategies and allocations, and measurements of fair value.

        Effective January 1, 2008, the Company implemented new guidance which established a single authoritative definition of fair value, set out a framework for measuring fair value, and required additional disclosures about fair value measurements. It applies only to fair value measurements that were already required or permitted under U.S. GAAP, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company's implementation of this guidance at January 1, 2008 required only a remeasurement of the fair value of the Guaranteed Minimum Income Benefit ("GMIB") reinsurance asset, resulting in an increase in net income of $68.8 million, related to an increase in the fair value of the GMIB reinsurance asset of $210.6 million, offset by increased DAC amortization of $104.7 million and increased Federal income taxes of $37.1 million. This increase in the GMIB reinsurance asset's fair value was due primarily to updates to the capital markets assumptions and risk margins, reflective of market participant assumptions required by the exit value model of this guidance.

        Effective January 1, 2008, new guidance permitted entities to elect to measure existing eligible financial assets and liabilities at fair value under the "fair value option." The objective was to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Management elected not to adopt the fair value option.

        On February 12, 2008, the FASB deferred the effective date of the fair value framework for one year for all non-financial assets and non-financial liabilities, including goodwill and other intangible assets, except for those items that are recognized or disclosed at fair value on a recurring basis (at least annually). This deferral delayed the application of this guidance to the Company's annual impairment testing of goodwill and other intangible assets until December 31, 2009. The adoption of this guidance did not have a significant impact on the methodologies, assumptions, or inputs used by the Company to measure fair value for these impairment assessments.

        Effective December 31, 2008, the Company adopted the new guidance for beneficial interests in securitized financial assets. This guidance conformed the other-than-temporary impairment assessment for interests in securitized financial assets to the model applicable to all other debt securities by permitting reasonable management judgment of the probability to collect all projected cash flows. Debt securities with amortized cost and fair values of approximately $1,631.1 million and $1,154.9 million, respectively at December 31, 2009 and $1,616.8 million and $1,156.3, respectively at December 31, 2008 were subject to this amendment. Adoption of this guidance had no impact on the Company's consolidated results of operations or financial position.

        On January 1, 2007, the Company adopted new guidance for accounting by insurance enterprises for deferred acquisition costs in connection with modifications or exchanges of insurance contracts. This guidance requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related deferred policy acquisition costs ("DAC") and other related balances must be written off. The adoption of this guidance did not have a material impact on AXA Financial Group's consolidated results of operations or financial position.

        New Accounting Pronouncements
        -----------------------------

        On June 12, 2009, the FASB issued new guidance that eliminates the concept of qualifying special-purpose entities ("QSPEs") and their exemption from consolidation in the financial statements of a transferor of financial assets. In addition, the new guidance modifies and clarifies the conditions for derecognition of transferred financial assets, including partial transfers and subsequent measurement of retained interests. Enhanced disclosure also is required about financial asset transfers and any continuing involvement of the transferor. For calendar-year consolidated financial statements, such as those of the Company, this new guidance is effective for interim and annual reporting periods beginning January 1, 2010. Management does not expect the implementation will have a material effect on the Company's consolidated financial statements.

        Also issued by the FASB on June 12, 2009 was new guidance that modifies the approach and increases the frequency for assessing whether a VIE must be consolidated and requires additional disclosures about an entity's involvement with VIEs. The guidance removes the quantitative-based risks-and-rewards calculation for identifying the primary beneficiary and, instead, requires a variable-interest holder to qualitatively assess whether it has a controlling financial interest in a VIE, without consideration of kick-out and participating rights unless unilaterally held. Continuous reassessments of whether an enterprise is the primary beneficiary of a VIE are required. For calendar-year consolidated financial statements, such as the Company, this new guidance is effective for interim and annual reporting periods beginning January 1, 2010; earlier application is prohibited. At the date of initial adoption, all existing consolidation conclusions are required to be recalculated under the new guidance, resulting in the reassessment of certain VIEs in which AllianceBernstein has a minimal financial ownership interest for potential consolidated presentation in the Company's consolidated financial statements, with corresponding offsets to noncontrolling interest. However, on December 4, 2009, in response to concerns raised by the asset management industry, the FASB issued an amendment deferring the effective date of this guidance as would be applied to certain investment funds and for which many of Alliance Bernstein's VIEs likely will be eligible. Management is currently evaluating the impact this new guidance may have on the Company. The adoption of this guidance may require that a significant amount of assets, liabilities, revenues and expenses of certain VIEs in which the Company has a minimal financial ownership interest be included in its consolidated financial statements, with corresponding offsets to noncontrolling interest.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Equitable. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the Superintendent of The New York State Insurance Department (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account.

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Investments
        -----------

        The carrying values of fixed maturities classified as available for sale are reported at fair value. Changes in fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary which are recognized in Investment (losses) gains, net. The redeemable preferred stock investments that are reported in fixed maturities include real estate investment trusts ("REIT"), perpetual preferred stock, and redeemable preferred stock. These securities may not have a stated maturity, may not be cumulative and do not provide for mandatory redemption by the issuer.

        The Company determines the fair value of fixed maturities and equity securities based upon quoted prices in active markets, when available, or through the use of alternative approaches when market quotes are not readily accessible or available. These alternative approaches include matrix or model pricing and use of independent pricing services, each supported by reference to principal market trades or other observable market assumptions for similar securities. More specifically, the matrix pricing approach to fair value is a discounted cash flow methodology that incorporates market interest rates commensurate with the credit quality and duration of the investment.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio and reviews AFS securities with unrealized losses for OTTI. Integral to this review is an assessment made each quarter, on a security-by-security basis, by the Company's Investments Under Surveillance Committee, of various indicators of credit deterioration to determine whether the investment security is expected to recover. This assessment includes, but is not limited to, consideration of the duration and severity of the unrealized loss, failure, if any, of the issuer of the security to make scheduled payments, actions taken by rating agencies, adverse conditions specifically related to the security or sector, the financial strength, liquidity, and continued viability of the issuer and, for equity securities only, the intent and ability to hold the investment until recovery, and results in identification of specific securities for which OTTI is recognized.

        If there is no intent to sell or likely requirement to dispose of the fixed maturity security before its recovery, only the credit loss component of any resulting OTTI is recognized in earnings and the remainder of the fair value loss is recognized in OCI. The amount of credit loss is the shortfall of the present value of the cash flows expected to be collected as compared to the amortized cost basis of the security. The present value is calculated by discounting management's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Projections of future cash flows are based on assumptions regarding probability of default and estimates regarding the amount and timing of recoveries. These assumptions and estimates require use of management judgment and consider internal credit analyses as well as market observable data relevant to the collectability of the security. For mortgage and asset-backed securities, projected future cash flows also include assumptions regarding prepayments and underlying collateral value.

        Mortgage loans on real estate are reported at their unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in Investment (losses) gains, net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests that the Company has control of and has a majority economic interest in (that is, greater than 50% of the economic return generated by the entity) or those that meet the requirements for consolidation under accounting guidance for consolidation of VIEs, are consolidated. Those that the Company does not have control of and does not have a majority economic interest in and those that do not meet the VIE requirements for consolidation are reported on the equity basis of accounting and are reported either with equity real estate or other equity investments, as appropriate. The Company records its interests in certain of these partnerships on a one quarter lag.

        Equity securities, which include common stock, and non-redeemable preferred stock classified as available for sale securities, are carried at fair value and are included in other equity investments with changes in fair value reported in comprehensive income (loss).

        Trading securities, which include equity securities and fixed maturities, are carried at fair value based on quoted market prices, with unrealized gains and losses reported in Net earnings.

        Corporate owned life insurance ("COLI") is purchased by the Company on the lives of certain key employees; certain subsidiaries of the Company are named as beneficiaries under these policies. COLI is carried at the cash surrender value of the policies. At December 31, 2009 and 2008, the carrying value of COLI was $720.2 million and $687.3 million, respectively, and is reported in Other invested assets in the consolidated balance sheets.

        Short-term investments are reported at amortized cost that approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, demand deposits, money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the recorded value is deemed to approximate fair value.

        All securities owned, including United States government and agency securities, mortgage-backed securities and futures and forwards transactions, are reported in the consolidated financial statements on a trade date basis.

        Derivatives
        -----------

        The Company has issued and continues to offer certain variable annuity products with Guaranteed Minimum Death Benefit ("GMDB"), GMIB and Guaranteed Withdrawal Benefit For Life ("GWBL") features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB/GWBL feature is that under-performance of the financial markets could result in GMIB/GWBL benefits, in the event of elections, being higher than what accumulated policyholders account balances would support. The Company uses derivatives for asset/liability risk management primarily to reduce exposures to equity market declines and interest rate fluctuations. Derivative hedging strategies are designed to reduce these risks from an economic perspective while also considering their impacts on accounting results. Operation of these hedging programs is based on models involving numerous estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates, election rates, market volatility and interest rates.

        A wide range of derivative contracts are used in these hedging programs, including exchange traded equity and interest rate futures contracts, total return and/or other equity swaps, interest rate swap and floor contracts and swaptions. For both GMDB and GMIB, the Company retains basis and most volatility risk and risk associated with actual versus expected assumptions for mortality, lapse, surrender, withdrawal and contractholder election rates, among other things. The derivative contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. In addition, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company.

        Reinsurance contracts covering GMIB exposure, as well as the GWBL features are considered derivatives for accounting purposes and, therefore, must be reported in the balance sheet at their fair value. GMIB reinsurance and GWBL features' fair values are reported in the consolidated balance sheets in Other assets and Future policy benefits and other policyholders liabilities, respectively. None of the derivatives used in these programs were designated as qualifying hedges under the guidance for derivatives and hedging. All gains (losses) on derivatives are reported in Net investment income in the consolidated statements of earnings except those resulting from changes in the fair values of the embedded derivatives: the GWBL features are reported in Policyholder's benefits, and the GMIB reinsurance contracts are reported on a separate line in the consolidated statement of earnings, respectively.

        In addition to its hedging program that seeks to mitigate economic exposures specifically related to variable annuity contracts with GMDB, GMIB, and GWBL features, beginning in fourth quarter 2008 and continuing in 2009, the Company implemented hedging programs to provide additional protection against the adverse effects of equity market and interest rate declines on its statutory liabilities.

        Margins (or "spreads") on interest-sensitive life insurance and annuity contracts are affected by interest rate fluctuations as the yield on portfolio investments, primarily fixed maturities, are intended to support required payments under these contracts, including interest rates credited to their policy and contract holders. The Company currently uses interest rate floors to reduce the risk associated with minimum crediting rate guarantees on these interest-sensitive contracts.

        The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. The Company controls and minimizes its counterparty exposure through a credit appraisal and approval process. In addition, the Company has executed various collateral arrangements with counterparties to over-the-counter derivative transactions that require both pledging and accepting collateral either in the form of cash or high-quality securities, such as Treasuries or those issued by government agencies. At December 31, 2009, the Company held $694.7 million in cash collateral delivered by trade counterparties, representing the fair value of the related derivative agreements. This unrestricted cash collateral is reported in Cash and cash equivalents, and the obligation to return it is reported in Other liabilities in the consolidated balance sheets.

        At December 31, 2009, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000, NASDAQ 100 and Emerging Market indices, having initial margin requirements of $266.4 million. At December 31, 2009, the Company had open exchange-traded futures positions on the 10-year and 30-year U.S. Treasury Note, having initial margin requirements of $59.5 million. At that same date, the Company had open exchange-trade future positions on the Euro Stoxx, FTSE 100, European, Australasia, Far East ("EAFE") and Topix indices as well as corresponding currency futures on the Euro/U.S. dollar, Yen/U.S. dollar and Pound/U.S. dollar, having initial margin requirements of $2.0 million. All exchange-traded futures contracts are net cash settled daily. All outstanding equity-based and treasury futures contracts at December 31, 2009 are exchange-traded and net settled daily in cash.

        Although notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of credit risk. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes. A derivative with positive value (a derivative asset) indicates existence of credit risk because the counterparty would owe money to the Company if the contract were closed. Alternatively, a derivative contract with negative value (a derivative liability) indicates the Company would owe money to the counterparty if the contract were closed. However, generally if there is more than one derivative transaction with a single counterparty, a master netting arrangement exists with respect to derivative transactions with that counterparty to provide for net settlement.

        Certain of the Company's standardized contracts for over-the-counter derivative transactions ("ISDA Master Agreements") contain credit risk related contingent provisions related to its credit rating. In some ISDA Master Agreements, if the credit rating falls below a specified threshold, either a default or a termination event permitting the counterparty to terminate the ISDA Master Agreement would be triggered. In all agreements that provide for collateralization, various levels of collateralization of net liability positions are applicable, depending upon the credit rating of the counterparty. The aggregate fair value of all collateralized derivative transactions that were in a liability position at December 31, 2009, was $598.3 million, for which the Company had posted collateral of $632.3 million in the normal operation of its collateral arrangements. If the investment grade related contingent features had been triggered on December 31, 2009, the Company would not have been required to post any additional collateral to its counterparties.

        Net Investment (Loss) Income, Investment (Losses) Gains, Net and Unrealized Investment Gains (Losses)
        ----------------------------------------------------------------

        Net investment income and realized investment (losses) gains, net (together, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in Investment (losses) gains, net.

        Realized and unrealized holding gains (losses) on trading securities are reflected in Net investment income.

        Unrealized investment gains (losses) on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to certain pension operations, Closed Block's policyholders dividend obligation, DAC related to universal life policies, investment-type products and participating traditional life policies.

        Fair Value of Other Financial Instruments
        -----------------------------------------

        Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

          Level 1 Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
          Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
          Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

        At December 31, 2009, investments classified as Level 1 comprise approximately 74.0% of invested assets measured at fair value on a recurring basis and primarily include redeemable preferred stock, cash and cash equivalents and Separate Accounts assets. Fair value measurements classified as Level 1 include exchange-traded prices of fixed maturities, equity securities and derivative contracts, and net asset values for transacting subscriptions and redemptions of mutual fund shares held by Separate Accounts. Cash equivalents classified as Level 1 include money market accounts, overnight commercial paper and highly liquid debt instruments purchased with an original maturity of three months or less, and are carried at cost as a proxy for fair value measurement due to their short-term nature.

        At December 31, 2009, investments classified as Level 2 comprise approximately 23.5% of invested assets measured at fair value on a recurring basis and primarily include U.S. government and agency securities and certain corporate debt securities, such as private fixed maturities. As market quotes generally are not readily available or accessible for these securities, their fair value measures are determined utilizing relevant information generated by market transactions involving comparable securities and often are based on model pricing techniques that effectively discount prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. These valuation methodologies have been studied and evaluated by the Company and the resulting prices determined to be representative of exit values. Segregated securities classified as Level 2 are U.S. Treasury Bills segregated by AllianceBernstein in a special reserve bank custody account for the exclusive benefit of brokerage customers, as required by Rule 15c3-3 of the Exchange Act and for which fair values are based on quoted yields in secondary markets.

        Observable inputs generally used to measure the fair value of securities classified as Level 2 include benchmark yields, reported secondary trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data. Additional observable inputs are used when available, and as may be appropriate, for certain security types, such as prepayment, default, and collateral information for the purpose of measuring the fair value of mortgage- and asset-backed securities. At December 31, 2009, approximately $1,907.7 million of AAA-rated mortgage- and asset-backed securities are classified as Level 2, including commercial mortgage obligations, for which the observability of market inputs to their pricing models is supported by sufficient, albeit more recently contracted, market activity in these sectors.

        As disclosed in Note 3, the net fair value of freestanding derivative positions is approximately $168.8 million at December 31, 2009, or approximately 11.4% of Other invested assets measured at fair value on a recurring basis. The majority of these derivative contracts is traded in the over-the-counter ("OTC") derivative market and is classified in Level 2. The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that require use of the contractual terms of the derivative instruments and multiple market inputs, including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, which then are applied to value the positions. The predominance of market inputs is actively quoted and can be validated through external sources or reliably interpolated if less observable.

        The credit risk of the counterparty and of the Company are considered in determining the fair values of all OTC derivative asset and liability positions, respectively, after taking into account the effects of master netting agreements and collateral arrangements. Each reporting period, the Company values its derivative positions using the standard swap curve and evaluates whether to adjust the embedded credit spread to reflect changes in counterparty or its own credit standing. As a result, the Company reduced the fair value of its OTC derivative asset exposures by $2.2 million at December 31, 2009 to recognize incremental counterparty non-performance risk. The unadjusted swap curve was determined to be reflective of the non-performance risk of the Company for purpose of determining the fair value of its OTC liability positions at June 30, 2009.

        At December 31, 2009, investments classified as Level 3 comprise approximately 2.5% of invested assets measured at fair value on a recurring basis and primarily include corporate debt securities, such as private fixed maturities. Determinations to classify fair value measures within Level 3 of the valuation hierarchy generally are based upon the significance of the unobservable factors to the overall fair value measurement. Included in the Level 3 classification at December 31, 2009 were approximately $365.2 million of fixed maturities with indicative pricing obtained from brokers that otherwise could not be corroborated to market observable data. The Company applies various due-diligence procedures, as considered appropriate, to validate these non-binding broker quotes for reasonableness, based on its understanding of the markets, including use of internally-developed assumptions about inputs a market participant would use to price the security. In addition, approximately $1,706.9 million of mortgage- and asset-backed securities, including CMBS, are classified as Level 3 at December 31, 2009. Prior to fourth quarter 2008, pricing of the CMBS was sourced from a third-party service, whose process placed significant reliance on market trading activity. Beginning in fourth quarter 2008, the lack of sufficient observable trading data made it difficult, at best, to validate prices of CMBS below the senior AAA tranche. Consequently, the Company instead applied a risk-adjusted present value technique to the projected cash flows of these securities, as adjusted for origination year, default metrics, and level of subordination, with the objective of maximizing observable inputs, and weighted the result with a 10% attribution to pricing sourced from the third party service. At December 31, 2009, the company continued to apply this methodology to measure the fair value of CMBS below the senior AAA tranche, having demonstrated ongoing insufficient frequency and volume of observable trading activity in these securities.

        Level 3 also includes the GMIB reinsurance asset and the GWBL features' liability, which are accounted for as derivative contracts. The GMIB reinsurance asset's fair value reflects the present value of reinsurance premiums and recoveries and risk margins over a range of market consistent economic scenarios while the GWBL related liability reflects the present value of expected future payments (benefits) less fees, adjusted for risk margins, attributable to the GWBL feature over a range of market-consistent economic scenarios. The valuations of both the GMIB asset and GWBL features' liability incorporate significant non-observable assumptions related to policyholder behavior, risk margins and projections of equity Separate Account funds consistent with the S&P 500 Index. Using methodology similar to that described for measuring non-performance risk of OTC derivative exposures, incremental adjustment is made to the resulting fair values of the GMIB asset to reflect changes in the claims-paying ratings of counterparties to the reinsurance treaties and of AXA Equitable, respectively. After giving consideration to collateral arrangements, the Company reduced the fair value of its GMIB asset by $44.8 million at December 31, 2009 to recognize incremental counterparty non-performance risk. The unadjusted swap curve was determined to be reflective of the AA quality claims-paying rating of AXA Equitable, therefore, no incremental adjustment was made for non-performance risk for purpose of determining the fair value of the GWBL features' liability embedded derivative at December 31, 2009.

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are measured using present value or other valuation techniques. The fair value determinations are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such adjustments do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair values cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Fair value measurements are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate, equity real estate held for production of income, and equity real estate held for sale, only when an other-than-temporary impairment or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. In 2009 and 2008, no assets were measured at fair value on a non-recurring basis.

        Certain financial instruments are excluded from fair value disclosures, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2009 and 2008.

        Fair values for mortgage loans on real estate are measured by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the fair value of the underlying collateral if lower.

        Other limited partnership interests and other equity investments, including interests in investment companies, are accounted for under the equity method.

        The fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC"), deferred annuities and certain annuities, which are included in Policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting current market rates.

        Fair values for long-term debt are determined using published market values, when available, or contractual cash flows discounted at market interest rates. The fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates its carrying value. The fair values of the Company's borrowing and lending arrangements with AXA affiliated entities are determined in the same manner as herein described for such transactions with third-parties.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of fees assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized in income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        DAC
        ---

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. When estimated gross profits are expected to be negative for multiple years of a contract's total life, DAC is amortized using the present value of estimated assessments. The effect on the amortization of DAC of revisions to estimated gross profits or assessments is reflected in earnings in the period such estimated gross profits or assessments are revised. A decrease in expected gross profits or assessments would accelerate DAC amortization. Conversely, an increase in expected gross profits or assessments would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets estimated future gross profit or assessment assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. At December 31, 2009, the average gross short-term and long-term annual return estimate is 9.0% (6.9% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.9% net of product weighted average Separate Account fees) and 0% ((2.1%) net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15.0% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0.0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2009, current projections of future average gross market returns assume a 0% annualized return for the next five quarters, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9% after eight quarters.

        At the end of each accounting period, the present value of estimated gross profits or assessments is updated based on historical and anticipated future experience. Due primarily to the significant reduction in Separate Accounts balances during 2008 and a change in the estimate of average gross short-term annual return on Separate Account balances to 9.0%, future estimated gross profits for certain issue years for the Accumulator(R) products were expected to be negative as the increases in the fair values of derivatives used to hedge certain risks related to these products are recognized in current earnings while the related reserves do not fully and immediately reflect the impact of equity and interest market fluctuations. As required under U.S. GAAP, for those issue years with future estimated negative gross profits, the DAC amortization method was permanently changed in fourth quarter 2008 from one based on estimated gross profits to one based on estimated account balances for the Accumulator(R) products, subject to loss recognition test.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and General Account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2009, the average rate of assumed investment yields, excluding policy loans, was 6.23% grading to 5.5% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the accumulated amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Contractholder Bonus Interest Credits
        -------------------------------------

        Contractholder bonus interest credits are offered on certain deferred annuity products in the form of either immediate bonus interest credited or enhanced interest crediting rates for a period of time. The interest crediting expense associated with these contractholder bonus interest credits is deferred and amortized over the lives of the underlying contracts in a manner consistent with the amortization of DAC. Unamortized balances are included in Other assets.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with GMDB and GWBL features and Guaranteed Minimum Accumulation Benefits ("GMAB"). AXA Equitable also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender and withdrawal rates, mortality experience, and, for contracts with the GMIB feature, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        Deferred cost of reinsurance associated with the reinsurance of GMDB and GMIB riders is amortized over the life of the underlying annuity contracts based on assessments.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 10.90% for life insurance liabilities and from 2.25% to 9.98% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2009, participating policies, including those in the Closed Block, represent approximately 8.4% ($25.9 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in Separate Accounts are reported at quoted market values or, where quoted values are not readily available or accessible for these securities, their fair value measures most often are determined through the use of model pricing that effectively discounts prospective cash flows to present value using appropriate sector-adjusted credit spreads commensurate with the security's duration, also taking into consideration issuer-specific credit quality and liquidity. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements.

        The investment results of Separate Accounts, including unrealized (losses) gains, on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2009, 2008 and 2007, investment results of such Separate Accounts were gains (losses) of $15,464.7 million, $(33,912.8) million and $5,347.4 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        The Company reports the General Account's interests in Separate Accounts as Trading securities in the consolidated balance sheets.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include the Investment Management segment's investment advisory and service fees, distribution revenues and institutional research services revenue. Investment advisory and service base fees, generally calculated as a percentage, referred to as basis points ("BPs"), of assets under management, are recorded as revenue as the related services are performed; they include brokerage transactions charges received by SCB LLC for certain retail, private client and institutional investment client transactions. Certain investment advisory contracts, including those with hedge funds, provide for a performance-based fee, in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the investment results in excess of or shortfall compared to a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of each contract's measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and SCBL, for independent research and brokerage-related services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares") are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which the deferred sales commissions are generally recovered. These commissions are recovered from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Effective January 31, 2009, back-end load shares are no longer offered to new investors by AllianceBernstein's U.S. funds. Management tests the deferred sales commission asset for recoverability quarterly and determined that the balance as of December 31, 2009 was not impaired.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC are based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the five-year, three-year and one-year periods and current quarterly periods ended December 31, 2009. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Goodwill and Other Intangible Assets
        ------------------------------------

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, and relates principally to the Bernstein Acquisition and purchases of AllianceBernstein units. In accordance with the guidance for Goodwill and Other Intangible Assets, goodwill is tested annually for impairment and at interim periods if events or circumstances indicate an impairment could have occurred. Based on the 2009 impairment testing performed as of December 31, 2009, management determined that goodwill was not impaired.

        Intangible assets related to the Bernstein Acquisition and purchases of AllianceBernstein Units include values assigned to contracts of businesses acquired. These intangible assets continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Other intangible assets are tested for impairment quarterly. Management determined that other intangible assets were not impaired at December 31, 2009.

        Other Accounting Policies
        -------------------------

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software that ranges between one and nine years.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. At January 1, 2007, as a result of adopting guidance for accounting for uncertainty in income taxes, the Company recognized a $44.8 million positive cumulative-effect adjustment to the January 1, 2007 balance of Retained earnings to reflect a decrease in the amount of unrecognized tax benefits.

        Discontinued operations include real estate held-for-sale.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:
           o Management having the authority to approve the action commits the organization to a plan to sell the property.
           o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.
           o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
           o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
           o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
           o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2009 were not significant.

3)     INVESTMENTS

        Fixed Maturities and Equity Securities
        --------------------------------------

        The following table provides additional information for fixed maturities and equity securities classified as available for sale:

                 AVAILABLE-FOR-SALE SECURITIES BY CLASSIFICATION

                                                              GROSS               GROSS
                                          AMORTIZED         UNREALIZED         UNREALIZED                             OTTI
                                            COST              GAINS              LOSSES          FAIR VALUE        IN AOCI (3)
                                      ------------------ -----------------  ------------------ ----------------  ---------------
                                                                              (IN MILLIONS)

DECEMBER 31, 2009:
------------------
Fixed Maturities:
    Corporate........................ $      19,437.7     $       991.5     $          235.1   $    20,194.1     $         .7
    U.S. Treasury, government
      and agency.....................         1,830.1              12.4                152.5         1,690.0              -
    States and political
      subdivisions...................           388.6               7.3                 14.2           381.7              -
    Foreign governments..............           270.4              32.0                   .1           302.3              -
    Commercial mortgage-backed.......         1,979.6               2.2                492.0         1,489.8              1.8
    Residential mortgage-backed(1)...         1,604.6              46.2                   .2         1,650.6              -
    Asset-backed(2)..................           278.2              10.9                 21.4           267.7              7.9
    Redeemable preferred stock.......         1,707.6               8.5                222.1         1,494.0              -
                                      ------------------ -----------------  ------------------ ----------------  ---------------
      Total Fixed Maturities.........        27,496.8           1,111.0              1,137.6        27,470.2             10.4

Equity securities....................            43.9               9.7                  -              53.6              -
                                      ------------------ -----------------  ------------------ ----------------  ---------------

Total at December 31, 2009........... $      27,540.7     $     1,120.7     $        1,137.6   $    27,523.8     $       10.4
                                      ================== =================  ================== ================  ===============

December 31, 2008
-----------------
Fixed Maturities:
    Corporate........................ $      18,696.8     $       232.2     $        1,713.9   $    17,215.1
    U.S. Treasury, government
      and agency.....................         1,054.7             279.5                  -           1,334.2
    States and political
      subdivisions...................           181.5              12.0                  9.1           184.4
    Foreign governments..............           214.3              37.3                  5.6           246.0
    Commercial mortgage-backed.......         2,215.5               4.0                544.8         1,674.7
    Residential mortgage-backed(1)...         1,679.0              60.5                   .4         1,739.1
    Asset-backed(2)..................           348.3              12.1                 34.7           325.7
    Redeemable preferred stock.......         1,820.9               1.0                710.1         1,111.8
                                      ------------------ -----------------  ------------------ ----------------
      Total Fixed Maturities.........        26,211.0             638.6              3,018.6        23,831.0

Equity securities....................            31.7               -                    4.9            26.8
                                      ------------------ -----------------  ------------------ ----------------

Total at December 31, 2008........... $      26,242.7     $       638.6     $        3,023.5   $    23,857.8
                                      ================== =================  ================== ================

        (1) Includes publicly traded agency pass-through securities and collateralized mortgage obligations
        (2) Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans
        (3) Amounts represent OTTI losses in AOCI, which were not included in earnings as a result of the adoption of new guidance on April 1, 2009.

        At December 31, 2009 and 2008, respectively, the Company had trading fixed maturities with an amortized cost of $114.6 million and $79.6 million and carrying values of $125.9 million and $76.2 million. Gross unrealized gains on trading fixed maturities were $12.3 million and $0.1 million and gross unrealized losses were $1.0 million and $3.5 million for 2009 and 2008, respectively.

        The contractual maturities of AFS fixed maturities (excluding redeemable preferred stock) at December 31, 2009 are shown in the table below. Bonds not due at a single maturity date have been included in the table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        AVAILABLE FOR SALE
                                                                ------------------------------------
                                                                   AMORTIZED
                                                                      COST            FAIR VALUE
                                                                -----------------  -----------------
                                                                           (IN MILLIONS)

Due in one year or less.......................................   $       874.9      $       898.9
Due in years two through five.................................         8,840.9            9,275.7
Due in years six through ten..................................         7,875.1            8,093.2
Due after ten years...........................................         4,335.9            4,300.3
                                                                -----------------  -----------------
     Subtotal.................................................        21,926.8           22,568.1
Commercial mortgage-backed bonds.............................          1,979.6            1,489.8
Residential mortgage-backed bonds.............................         1,604.6            1,650.6
Asset-backed bonds............................................           278.2              267.7
                                                                -----------------  -----------------
Total.........................................................   $    25,789.2      $    25,976.2
                                                                =================  =================

        During 2009, the Company recognized OTTI of $171.3 million on AFS fixed maturities, comprised of $165.4 million credit losses recognized in earnings and $5.9 million non-credit losses recognized in OCI. An additional $3.1 million OTTI was recognized in earnings related to AFS fixed maturities that the Company intended to sell or expected to be required to sell prior to recovering their amortized cost. No OTTI was recognized on equity securities.

        The following table sets forth the amount of credit loss impairments on fixed maturity securities held by the Company at the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts.


                   FIXED MATURITIES - CREDIT LOSS IMPAIRMENTS
                                  (IN MILLIONS)

        Balance at March 31, 2009                                                                      $         -
        Cumulative adjustment related to implementing new guidance on April 1, 2009...............            (121.7)
        Impact of Consolidation of Wind-up Annuities business.....................................              (5.6)
        Previously recognized impairments on securities that matured, paid, prepaid or sold.......             147.2
        Previously recognized impairments on securities impaired to fair value this period (1)....               -
        Impairments recognized this period on securities not previously impaired..................            (143.3)
        Additional impairments this period on securities previously impaired......................             (22.1)
        Increases due to passage of time on previously recorded credit losses.....................               -
        Accretion of previously recognized impairments due to increases in expected cash flows....               -
                                                                                                      -----------------
        Balance at December 31, 2009..............................................................     $      (145.5)
                                                                                                      =================

        (1) Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

        Net unrealized investment gains (losses) on fixed maturities and equity securities classified as available-for-sale are included in the consolidated balance sheets as a component of AOCI. The table below presents these amounts as of the dates indicated:

                                             DECEMBER 31,       December 31,
                                                 2009               2008
                                           -----------------  ------------------
                                                      (IN MILLIONS)

      AFS Securities:
        Fixed maturities:
          With OTTI loss.................   $        (10.9)    $          -
          All other......................            (15.7)          (2,380.0)
        Equity securities................              9.7               (4.9)
                                           -----------------  ------------------
      Net Unrealized Losses..............   $        (16.9)    $     (2,384.9)
                                           =================  ==================

        Changes in net unrealized investment gains (losses) recognized in AOCI include reclassification adjustments to reflect amounts realized in Net
        (loss) earnings for the current period that had been part of OCI in earlier periods. The tables that follow below present a rollforward of net unrealized investment gains (losses) recognized in AOCI, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other:

       NET UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES WITH OTTI LOSSES

                                                                                                                          AOCI
                                               NET                                                  DEFERRED             (LOSS)
                                           UNREALIZED                                                INCOME          RELATED TO NET
                                              GAINS                                                    TAX             UNREALIZED
                                           (LOSSES) ON                         POLICYHOLDERS       (LIABILITY)         INVESTMENT
                                           INVESTMENTS           DAC            LIABILITIES           ASSET          GAINS (LOSSES)
                                         ----------------   ---------------   ----------------   ----------------   ----------------
                                                                                (IN MILLIONS)

Balance, January 1, 2009..............   $         -        $          -      $           -      $          -       $           -
Cumulative impact of implementing
  new guidance on April 1, 2009.......            (7.0)                 .8                -                 2.2                (4.0)
Net investment gains (losses)
  arising during the period...........           (21.4)                -                  -                 -                 (21.4)
Reclassification adjustment for
  OTTI (losses):
     Included in Net (loss) earnings..            22.1                 -                  -                 -                  22.1
     Excluded from Net
       (loss) earnings (1)............            (4.6)                -                  -                 -                  (4.6)
Impact of net unrealized investment
  gains (losses) on:
     DAC..............................             -                   4.8                -                 -                   4.8
     Deferred income taxes............             -                   -                  -                 (.3)                (.3)
     Policyholders liabilities........             -                   -                  -                 -                   -
Impact of consolidation of Wind-up
  Annuities business..................             -                   -                  -                 -                   -
                                         ----------------   ---------------   ----------------   ----------------   ----------------
Balance, December 31, 2009............   $       (10.9)     $          5.6    $           -      $          1.9     $          (3.4)
                                         ================   ===============   ================   ================   ================

        (1) Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

           ALL OTHER NET UNREALIZED INVESTMENT GAINS (LOSSES) IN AOCI

                                                                                                                        AOCI
                                               NET                                                DEFERRED             (LOSS)
                                           UNREALIZED                                              INCOME          RELATED TO NET
                                              GAINS                                                  TAX             UNREALIZED
                                           (LOSSES) ON                        POLICYHOLDERS      (LIABILITY)         INVESTMENT
                                           INVESTMENTS           DAC           LIABILITIES          ASSET          GAINS (LOSSES)
                                         ----------------   ---------------  ----------------  ----------------   -----------------
                                                                               (IN MILLIONS)

Balance January 1, 2009...............   $    (2,384.9)     $        553.6   $           -     $        681.3     $      (1,150.0)
Cumulative impact of implementing
  new guidance on April 1, 2009.......          (108.5)               19.2               -               31.2               (58.1)
Net investment gains (losses)
  arising during the period...........         2,657.4                 -                 -                -               2,657.4
Reclassification adjustment for
  OTTI (losses):
     Included in Net (loss) earnings..          (115.1)                -                 -                -                (115.1)
     Excluded from Net
       (loss) earnings (1)............             4.6                 -                 -                -                   4.6
Impact of net unrealized investment
  gains (losses) on:
     DAC..............................             -                (601.7)              -                -                (601.7)
     Deferred income taxes............             -                   -                 -             (715.0)             (715.0)
     Policyholders liabilities........             -                   -                 -                -                   -
Impact of consolidation of Wind-up
  Annuities business..................           (59.6)                -                 -                -                 (59.6)
                                         ----------------   ---------------  ----------------  ----------------   -----------------
Balance, December 31, 2009............   $        (6.1)     $        (28.9)  $           -     $         (2.5)    $         (37.5)
                                         ================   ===============  ================  ================   =================

        (1) Represents "transfers out" related to the portion of OTTI losses during the period that were not recognized in earnings for securities with no prior OTTI loss.

        The following tables disclose the fair values and gross unrealized losses of the 744 issues at December 31, 2009 and 1,373 issues at December 31, 2008 of fixed maturities that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for the specified periods at the dates indicated:

                                                                 DECEMBER 31, 2009
                            --------------------------------------------------------------------------------------------
                               LESS THAN 12 MONTHS (1)        12 MONTHS OR LONGER (1)                TOTAL
                            -----------------------------  ----------------------------  -------------------------------
                                                GROSS                         GROSS                          GROSS
                                             UNREALIZED                     UNREALIZED                     UNREALIZED
                              FAIR VALUE       LOSSES        FAIR VALUE       LOSSES       FAIR VALUE        LOSSES
                            -------------  --------------  ------------   -------------  -------------   ---------------
                                                                   (IN MILLIONS)

  Fixed Maturities:
    Corporate.............. $     2,043.5  $      (53.9)   $    2,022.3   $     (181.2)  $     4,065.8   $     (235.1)
    U.S. Treasury,
      government and
      agency...............       1,591.7        (152.4)            -              -           1,591.7         (152.4)
    States and political
      subdivisions.........         209.7         (10.5)           23.5           (3.7)          233.2          (14.2)
    Foreign governments....          41.0           (.1)            5.1            -              46.1            (.1)
    Commercial
      mortgage-backed......          33.6         (15.7)        1,348.8         (476.2)        1,382.4         (491.9)
    Residential
      mortgage-backed......          54.1           (.1)            2.4            (.2)           56.5            (.3)
    Asset-backed...........          48.6          (8.5)           68.6          (12.9)          117.2          (21.4)
    Redeemable
      preferred stock......          51.2          (6.6)        1,283.3         (215.6)        1,334.5         (222.2)
                            -------------  --------------  ------------   -------------  -------------   ---------------
   Total                    $     4,073.4  $     (247.8)   $    4,754.0   $     (889.8)  $     8,827.4   $   (1,137.6)
                            =============  ==============  ============   =============  =============   ===============

        (1) The month count for aging of unrealized losses was reset back to historical unrealized loss month counts for securities impacted by the adoption of new guidance on April 1, 2009.

                                                                December 31, 2008
                           --------------------------------------------------------------------------------------------
                                Less Than 12 Months            12 Months or Longer                  Total
                           ------------------------------ -----------------------------  ------------------------------
                                              Gross                          Gross                          Gross
                                            Unrealized                     Unrealized                     Unrealized
                             Fair Value       Losses        Fair Value       Losses       Fair Value        Losses
                            -------------  --------------  ------------   -------------  -------------   ---------------
                                                                  (In Millions)

Fixed Maturities:
  Corporate..............   $     8,475.3  $     (985.0)   $    3,489.6   $     (728.9)  $   11,964.9    $   (1,713.9)
  U.S. Treasury,
    government and
    agency...............             -             -               -              -              -               -
  States and political
    subdivisions.........            52.2          (6.6)           17.7           (2.5)          69.9            (9.1)
  Foreign governments....            70.0          (5.6)            -              -             70.0            (5.6)
  Commercial mortgage-
     backed..............           308.7         (19.4)        1,342.5         (525.4)       1,651.2          (544.8)
  Residential mortgage-
     backed..............              .1           -               3.7            (.5)           3.8             (.5)
  Asset-backed...........            71.1          (6.7)           63.5          (28.0)         134.6           (34.7)
  Redeemable
    preferred stock......           510.0        (343.5)          521.8         (366.6)       1,031.8          (710.1)
                            -------------  --------------  ------------   -------------  -------------   ---------------

Total                       $     9,487.4  $   (1,366.8)   $    5,438.8   $   (1,651.9)  $   14,926.2    $   (3,018.7)
                            =============  ==============  ============   =============  =============  ================

        The Company's investments in fixed maturity securities do not include concentrations of credit risk of any single issuer greater than 10% of the consolidated equity of AXA Equitable other than securities of the U.S. government, U.S. government agencies, and certain securities guaranteed by the U.S. government. The

        Company maintains a diversified portfolio of corporate securities across industries and issuers and does not have exposure to any single issuer in excess of 0.39% of total investments. The largest exposures to a single issuer of corporate securities held at December 31, 2009 and 2008 were $149.8 million and $207.9 million, respectively. Corporate high yield securities, consisting primarily of public high yield bonds, are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or the National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2009 and 2008, respectively, approximately $2,211.7 million and $900.4 million, or 8.0% and 3.5%, of the $27,496.8 million and $26,211.0 million aggregate amortized cost of fixed maturities held by the Company were considered to be other than investment grade. These securities had net unrealized losses of $455.9 million and $214.2 million at December 31, 2009 and 2008, respectively.

        The Company does not originate, purchase or warehouse residential mortgages and is not in the mortgage servicing business. The Company's fixed maturity investment portfolio includes residential mortgage backed securities ("RMBS") backed by subprime and Alt-A residential mortgages, comprised of loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include Fair Isaac Credit Organization ("FICO") scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. Alt-A residential mortgages are mortgage loans where the risk profile falls between prime and subprime; borrowers typically have clean credit histories but the mortgage loan has an increased risk profile due to higher loan-to-value and debt-to-income ratios and/or inadequate documentation of the borrowers' income. At December 31, 2009, the Company owned $37.0 million in RMBS backed by subprime residential mortgage loans, and $23.0 million in RMBS backed by Alt-A residential mortgage loans. RMBS backed by subprime and Alt-A residential mortgages are fixed income investments supporting General Account liabilities.

        At December 31, 2009, the carrying value of fixed maturities that were non-income producing for the twelve months preceding that date was $20.6 million.

        For 2009, 2008 and 2007, respectively, investment income is shown net of investment expenses of $77.5 million, $101.3 million and $272.5 million.

        At December 31, 2009 and 2008, respectively, the Company's trading account securities had amortized costs of $331.7 million and $514.5 million and fair values of $484.6 million and $322.7 million. At December 31, 2009 and 2008, respectively, Other equity investments included the General Account's investment in Separate Accounts which had carrying values of $37.6 million and $38.5 million and costs of $34.9 million and $43.9 million as well as other equity securities with carrying values of $53.6 million and $26.8 million and costs of $43.9 million and $31.7 million.

        In 2009, 2008 and 2007, respectively, net unrealized and realized holding gains (losses) on trading account equity securities, including earnings (losses) on the General Account's investment in Separate Accounts, of $133.1 million, $(387.8) million and $35.6 million, respectively, were included in Net investment income in the consolidated statements of earnings.

        Mortgage Loans
        --------------

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to zero at December 31, 2009 and 2008, respectively. Gross interest income on these loans included in net investment income totaled zero, zero and $3.9 million in 2009, 2008 and 2007, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans was $3.3 million in 2007; there were no such amounts in 2009 and 2008.

        During 2009, 2008 and 2007, respectively, the Company's average recorded investment in impaired mortgage loans was $0.1 million, $7.4 million and $49.1 million. Interest income recognized on these impaired mortgage loans totaled $0.6 million and $4.5 million for 2008 and 2007, respectively; there was no such amount in 2009.

        At December 31, 2009 and 2008, respectively, there were no mortgage loans on real estate that had been classified as nonaccrual loans.

        Equity Real Estate
        ------------------

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2009 and 2008, respectively, the Company owned no real estate acquired in satisfaction of debt. During 2009, 2008 and 2007 no real estate was acquired in satisfaction of debt.

        Accumulated depreciation on real estate was zero and $189.8 million at December 31, 2009 and 2008, respectively. Depreciation expense on real estate totaled $9.2 million, $12.8 million and $14.2 million for 2009, 2008 and 2007, respectively.

        Valuation Allowances for Mortgage Loans and Equity Real Estate
        --------------------------------------------------------------

        There were no investment valuation allowances for mortgage loans and equity real estate at December 31, 2009. Investment valuation allowances for mortgage loans and equity real estate at December 31, 2008 and 2007 follows:

                                                     2008            2007
                                                -------------    -------------
                                                         (IN MILLIONS)

        Balances, beginning of year..........    $   1.4          $  21.0
        Additions charged to income..........        -               20.9
        Deductions for writedowns and
          asset dispositions.................       (1.4)           (40.5)
                                                -------------    -------------
        Balances, End of Year................    $   -            $   1.4
                                                =============    =============

        Balances, end of year comprise:
          Mortgage loans on real estate......    $   -            $   1.4
                                                -------------    -------------
        Total................................    $   -            $   1.4
                                                =============    =============

        Equity Method Investments
        -------------------------

        Included in other equity investments are interests in limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,308.4 million and $1,414.6 million, respectively, at December 31, 2009 and 2008. Included in equity real estate are interests in real estate joint ventures accounted for under the equity method with a total carrying value of $90.6 million and $48.3 million, respectively, at December 31, 2009 and 2008. The Company's total equity in net (losses) earnings for these real estate joint ventures and limited partnership interests was $(77.6) million, $(58.1) million and $237.1 million, respectively, for 2009, 2008 and 2007.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (3 and 4 individual ventures at

        December 31, 2009 and 2008, respectively) and the Company's carrying value and equity in net (loss) earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2009                2008
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        BALANCE SHEETS
        Investments in real estate, at depreciated cost......................    $      546.6       $      318.2
        Investments in securities, generally at fair value...................            33.9               47.3
        Cash and cash equivalents............................................            20.6                7.8
        Other assets.........................................................              .8                8.7
                                                                                ----------------   -----------------
        Total Assets.........................................................    $      601.9       $      382.0
                                                                                ================   =================

        Borrowed funds - third party.........................................    $      309.5       $      190.3
        Other liabilities....................................................            15.1                3.1
                                                                                ----------------   -----------------
        Total liabilities....................................................           324.6              193.4
                                                                                ----------------   -----------------

        Partners' capital....................................................           277.3              188.6
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital..............................    $      601.9       $      382.0
                                                                                ================   =================

        The Company's Carrying Value in Those Entities Included Above........    $      155.4       $      110.6
                                                                                ================   =================


                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............. $        30.3       $       59.9       $       77.5
        Net revenues of other limited partnership interests.           (5.4)               -                 15.3
        Interest expense - third party......................          (6.8)             (14.1)             (18.2)
        Other expenses......................................         (17.4)             (37.3)             (43.8)
                                                            -----------------   ----------------   -----------------
        Net Earnings........................................ $          .7       $        8.5       $       30.8
                                                            =================   ================   =================

        The Company's Equity in Net (Loss) Earnings of
          Those Entities Included Above.....................$         (2.4)     $        12.3       $       24.6
                                                            =================   ================   =================

        Derivatives
        -----------

        The table below presents quantitative disclosures about the Company's derivative instruments at December 31, 2009, including those embedded in other contracts though required to be accounted for as derivative instruments.

                       DERIVATIVE INSTRUMENTS BY CATEGORY
                   AT OR FOR THE YEAR ENDED DECEMBER 31, 2009

                                                              FAIR VALUE             GAINS (LOSSES)
                                                     -----------------------------    REPORTED IN
                                          NOTIONAL       ASSET         LIABILITY       NET (LOSS)
                                           AMOUNT      DERIVATIVES    DERIVATIVES       EARNINGS
                                         ----------  --------------  -------------   --------------
                                                     (IN MILLIONS)

FREESTANDING DERIVATIVES:
Equity contracts(1):
   Futures.........................      $  3,399.4  $       -         $     -       $  (1,141.5)
   Swaps...........................           801.0           .8            19.1          (270.7)
   Options.........................        11,650.0        920.1         1,138.6          (817.6)

Interest rate contracts (1):
   Floors..........................        15,000.0        299.6             -            (128.2)
   Swaps...........................         2,100.0         86.2            24.8          (178.4)
   Futures.........................         3,790.9          -               -            (526.1)
   Swaptions.......................         1,200.0         44.6             -             (16.9)

Other freestanding contracts (2):..             -            -               -               -
                                                                                      ------------
   NET INVESTMENT LOSS                                                                  (3,079.4)
                                                                                      ------------

EMBEDDED DERIVATIVES:
GMIB reinsurance contracts(2)......             -        2,255.8             -          (2,565.9)

GWBL features (3)..................             -            -              54.9           217.7

                                         ----------  --------------  -------------   --------------
Balances, Dec. 31, 2009............      $ 37,941.3  $   3,607.1       $ 1,237.4     $  (5,427.9)
                                         ==========  ==============  =============   ==============

        (1) Reported in Other invested assets in the consolidated balance sheets.
        (2) Reported in Other assets in the consolidated balance sheets.
        (3) Reported in Future policy benefits and other policyholder liabilities.

4)      GOODWILL AND OTHER INTANGIBLE ASSETS

        The carrying value of goodwill related to AllianceBernstein totaled $3,410.5 million and $3,413.8 million at December 31, 2009 and 2008, respectively. The Company tests this goodwill for recoverability each annual reporting period at December 31 and at interim periods if facts or circumstances are indicative of potential impairment. In accordance with the accounting guidance, the Company determined that goodwill was not impaired at December 31, 2009 and 2008 as the fair value of its investment in AllianceBernstein, the reporting unit, exceeded its carrying value at each respective measurement date.

        The Company primarily uses a discounted cash flow valuation technique to measure the fair value of its AllianceBernstein reporting unit for purpose of goodwill impairment testing. The estimated fair value is determined using a discounted cash flow valuation technique consisting of applying business growth rate assumptions over the estimated life of the goodwill asset and then discounting the resulting expected cash flows to arrive at a present value amount that approximates fair value. In these tests, the discounted expected cash flow model uses AllianceBernstein's current business plan, which factors in current market conditions and all material events that have impacted, or that management believes at the time could potentially impact, future expected cash flows for the first four years and a compounded annual growth rate thereafter. The resulting amount, net of noncontrolling interest, was tax-effected to reflect taxes incurred at the Company level. At December 31, 2009, the impairment test indicated that goodwill was not impaired.

        The gross carrying amount of AllianceBernstein related intangible assets were $555.4 million and $553.8 million at December 31, 2009 and 2008, respectively and the accumulated amortization of these intangible assets were $289.4 million and $265.3 million at December 31, 2009 and 2008, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $24.1 million, $23.7 million and $23.5 million for 2009, 2008 and 2007, respectively, and estimated amortization expense for each of the next five years is expected to be approximately $22.0 million. AllianceBernstein tests intangible assets for impairment quarterly by comparing their fair value, as determined by applying a present value technique to expected cash flows, to their carrying value. Each quarter, significant assumptions used to estimate the expected cash flows from these intangible assets, primarily investment management contracts, are updated to reflect management's consideration of current market conditions on expectations made with respect to customer account attrition and asset growth rates. As of December 31, 2009, AllianceBernstein determined that these intangible assets were not impaired.

        At December 31, 2009 and 2008, respectively, net deferred sales commissions totaled $90.2 million and $113.5 million and are included within the Investment Management segment's Other assets. The estimated amortization expense of deferred sales commissions based on the December 31, 2009 net asset balance for each of the next five years is $41.2 million, $24.7 million, $15.2 million, $7.9 million and $1.1 million. AllianceBernstein tests the deferred sales commission asset for impairment quarterly by comparing undiscounted future cash flows to the recorded value, net of accumulated amortization. Each quarter, significant assumptions used to estimate the future cash flows are updated to reflect management's consideration of current market conditions on expectations made with respect to future market levels and redemption rates. As of December 31, 2009, AllianceBernstein determined that the deferred sales commission asset was not impaired.

        To the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, AllianceBernstein's assets under management, revenues, profitability, and unit price likely would be adversely affected. As a result, more frequent impairment testing may be required and potentially could result in an impairment of the goodwill, intangible assets, and/or deferred sales commission asset attributable to AllianceBernstein. In addition, subsequent impairment testing may be based upon different assumptions and future cash flow projections than used at December 31, 2009 as management's current business plan could be negatively impacted by other risks to which AllianceBernstein's business is subject, including, but not limited to, retention of investment management contracts, selling and distribution agreements, and existing relationships with clients and various financial intermediaries. Any impairment would reduce the recorded goodwill, intangible assets, and/or deferred sales commission asset amounts with a corresponding charge to earnings.

5)      CLOSED BLOCK

        Summarized financial information for the Closed Block is as follows:

                                                                                         DECEMBER 31,
                                                                               ------------------------------
                                                                                    2009             2008
                                                                               -------------    -------------
                                                                                       (IN MILLIONS)

        CLOSED BLOCK LIABILITIES:
        Future policy benefits, policyholders' account balances and other....  $   8,411.7      $   8,544.8
        Other liabilities....................................................         69.8             71.3
                                                                               -------------    -------------
        Total Closed Block liabilities.......................................      8,481.5          8,616.1
                                                                               -------------    -------------

        ASSETS DESIGNATED TO THE CLOSED BLOCK:
        Fixed maturities, available for sale, at fair value (amortized
           cost of $5,575.5 and $5,517.6)....................................      5,631.2          5,041.5
        Mortgage loans on real estate........................................      1,028.5          1,107.1
        Policy loans.........................................................      1,157.5          1,180.3
        Cash and other invested assets.......................................         68.2            104.2
        Other assets.........................................................        264.1            472.4
                                                                               -------------    -------------
        Total assets designated to the Closed Block..........................      8,149.5          7,905.5
                                                                               -------------    -------------

        Excess of Closed Block liabilities over assets designated to
           the Closed Block..................................................        332.0            710.6

        Amounts included in accumulated other comprehensive income:
           Net unrealized investment gains (losses), net of deferred
             income tax (expense) benefit of $(23.4) and $166.4..............         43.6           (309.2)
                                                                               -------------    -------------

        Maximum Future Earnings To Be Recognized From
           Closed Block Assets and Liabilities...............................  $     375.6      $     401.4
                                                                               =============    =============

        Closed Block revenues and expenses were as follows:

                                                                   2009           2008           2007
                                                              -------------  -------------  -------------
                                                                           (IN MILLIONS)

        REVENUES:
        Premiums and other income............................ $      381.9   $     392.6    $     409.6
        Investment income (net of investment
           expenses of $.1, $1.1, and $.2)...................        481.6         496.0          501.8
        Investment (losses) gains, net:
            Total OTTI losses................................        (10.0)        (45.8)          (3.0)
            Portion of loss recognized in
              other comprehensive income.....................           .2           -              -
                                                              -------------  -------------  -------------
            Net impairment losses recognized.................         (9.8)        (45.8)          (3.0)
            Other investment gains (losses), net.............           .4          (1.7)          10.9
                                                              -------------  -------------  -------------
                Total investment (losses) gains, net.........         (9.4)        (47.5)           7.9
                                                              -------------  -------------  -------------
        Total revenues.......................................        854.1         841.1          919.3
                                                              -------------  -------------  -------------

        BENEFITS AND OTHER DEDUCTIONS:
        Policyholders' benefits and dividends................        811.7         818.7          828.2
        Other operating costs and expenses...................          2.6           7.4            2.7
                                                              -------------  -------------  -------------
        Total benefits and other deductions..................        814.3         826.1          830.9
                                                              -------------  -------------  -------------

        Net revenues before income taxes.....................         39.8          15.0           88.4
        Income tax expense...................................        (14.0)         (5.2)         (31.0)
                                                              -------------  -------------  -------------
        Net Revenues......................................... $       25.8   $       9.8    $      57.4
                                                              =============  =============  =============

        The balance for policyholder dividend obligation for both December 31, 2009 and December 31, 2008 was zero.

        During 2009, 2008 and 2007, the Closed Block's average recorded investment in impaired mortgage loans were zero, $0.4 million and $36.3 million, respectively. Interest income recognized on these impaired mortgage loans totaled zero, zero and $3.9 million for 2009, 2008 and 2007, respectively.

        There were no valuation allowances on mortgage loans at December 31, 2009 and 2008. Writedowns of fixed maturities were $9.8 million, $45.8 million and $3.0 million for 2009, 2008 and 2007, respectively.


6)      CONTRACTHOLDER BONUS INTEREST CREDITS

        Changes in the deferred asset for contractholder bonus interest credits are as follows:

                                                               DECEMBER 31,
                                                          ----------------------
                                                              2009        2008
                                                          ----------- ----------
                                                               (IN MILLIONS)

        Balance, beginning of year....................... $   807.9   $ 754.2
        Contractholder bonus interest credits deferred ..      60.6     137.6
        Amortization charged to income ..................     (73.6)    (83.9)
                                                          ----------- ----------
        Balance, End of Year ............................ $   794.9   $ 807.9
                                                          =========== ==========

7)      FAIR VALUE DISCLOSURES

        Assets and liabilities measured at fair value on a recurring basis are summarized below as of the dates indicated:

                  FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009

                                                 LEVEL 1          LEVEL 2         LEVEL 3           TOTAL
                                             -------------    -------------   -------------    -------------
                                                                     (IN MILLIONS)
ASSETS
Investments:
 Fixed maturities, available-for-sale:
    Corporate.........................       $       -        $   19,728.5    $      465.6     $  20,194.1
    U.S. Treasury, government
       and agency.....................               -             1,690.0             -           1,690.0
    States and political subdivisions.               -               334.3            47.4           381.7
    Foreign governments...............               -               281.6            20.7           302.3
    Commercial mortgage-backed(1).....               -                 -           1,489.8         1,489.8
    Residential mortgage-backed(1)....               -             1,650.6             -           1,650.6
    Asset-backed(2)...................               -                50.6           217.1           267.7
    Redeemable preferred stock........             190.6           1,291.0            12.4         1,494.0
                                             -------------    -------------   -------------    -------------
       Subtotal.......................             190.6          25,026.6         2,253.0        27,470.2
                                             -------------    -------------   -------------    -------------
 Other equity investments.............              90.3               -                .9            91.2
 Trading securities...................             423.0              60.9              .7           484.6
 Other invested assets................               -               (36.3)          299.6           263.3
Cash equivalents......................           1,366.5               -               -           1,366.5
Segregated securities.................               -               985.7             -             985.7
GMIB reinsurance contracts............               -                 -           2,255.8         2,255.8
Separate Accounts' assets.............          82,102.3           1,684.5           229.7        84,016.5
                                             -------------    -------------   -------------    -------------
    Total Assets......................       $  84,172.7      $   27,721.4    $    5,039.7     $ 116,933.8
                                             =============    =============   =============    =============

LIABILITIES
GWBL features' liability..............       $       -        $        -      $       54.9     $      54.9
                                             -------------    -------------   -------------    -------------
    Total Liabilities.................       $       -        $        -      $       54.9     $      54.9
                                             =============    =============   =============    =============

        (1) Includes publicly traded agency pass-through securities and collateralized obligations.
        (2) Includes credit-tranched securities collateralized by sub-prime mortgages and other asset types and credit tenant loans.

                  Fair Value Measurements at December 31, 2008

                                                Level 1          Level 2         Level 3            Total
                                             -------------    -------------   -------------    --------------
                                                                     (In Millions)
ASSETS
Investments:
  Fixed maturities, available-for-sale       $     149.9      $   21,256.7    $    2,424.4     $   23,831.0
  Other equity investments............              63.4               -               2.0             65.4
  Trading securities..................             322.6               -                .1            322.7
  Other invested assets...............              31.1             419.0           547.0            997.1
Loans to affiliates...................               -               588.3             -              588.3
Cash equivalents......................           1,832.3               -               -            1,832.3
Segregated securities.................               -             2,572.6             -            2,572.6
GMIB reinsurance contracts............               -                 -           4,821.7          4,821.7
Separate Accounts' assets.............          66,044.4           1,248.3           334.3         67,627.0
                                             -------------    -------------   -------------    --------------
    Total Assets......................       $  68,443.7      $   26,084.9    $    8,129.5     $  102,658.1
                                             =============    =============   =============    ==============

LIABILITIES
GWBL features' liability..............       $       -        $        -      $      272.6     $      272.6
                                             -------------    -------------   -------------    --------------
    Total Liabilities.................       $       -        $        -      $      272.6     $      272.6
                                             =============    =============   =============    ==============

        The table below presents a reconciliation for all Level 3 assets at December 31, 2009 and 2008, respectively:

                               LEVEL 3 INSTRUMENTS
                             FAIR VALUE MEASUREMENTS
                                  (IN MILLIONS)

                                                   U.S.                   STATE AND
                                                TREASURY,                 POLITICAL     COMMERCIAL     RESIDENTIAL
                                                GOVT AND     FOREIGN         SUB-        MORTGAGE-      MORTGAGE-       ASSET-
                                   CORPORATE     AGENCY       GOVTS       DIVISIONS       BACKED          BACKED        BACKED
                                  -----------  ----------   ----------   -----------   ------------   -------------   ---------
Balance, January 1, 2009........   $   411.1    $   -        $   64.0     $   55.4      $  1,587.3     $       -      $ 304.1
Total gains (losses), realized
 and unrealized, included in:
   Earnings as:
    Net investment income.......         1.9        -             -            -               3.1             -         (1.7)
    Investment (losses), net....       (40.4)       -             -            -             (23.8)            -        (19.6)
    (Decrease) increase in
     the fair value of the
     reinsurance contracts......         -          -             -            -               -               -          -
                                  -----------  ----------   ----------   -----------   ------------   -------------   ---------
      Subtotal..................       (38.5)       -             -            -             (20.7)            -        (21.3)
                                  -----------  ----------   ----------   -----------   ------------   -------------   ---------
   Other comprehensive
    income (loss)...............        13.9        -             2.5         (7.2)           49.1             -         20.3
Purchases/issuances.............       107.1        -             1.0          -               -               -          -
Sales/settlements...............       (41.5)       -             (.2)         (.8)         (127.3)            -        (47.9)
Transfers into/out of
 Level 3 (2)....................        13.5        -           (46.6)         -               1.4             -        (38.1)
                                  -----------  ----------   ----------   -----------   ------------   -------------   ---------
Balance, Dec. 31, 2009..........   $   465.6    $   -        $   20.7     $   47.4      $  1,489.8     $       -      $ 217.1
                                  ===========  ==========   ==========   ===========   ============   =============   ==========

        (1) Includes Trading Securities' Level 3 amount.
        (2) Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.

                                    REDEEMABLE        OTHER            OTHER             GMIB         SEPARATE          GWBL
                                     PREFERRED        EQUITY          INVESTED       REINSURANCE      ACCOUNTS        FEATURES
                                      STOCK        INVESTMENTS(1)      ASSETS           ASSET          ASSETS        LIABILITY
                                  --------------  ----------------  -------------   --------------  -------------  --------------
Balance, January 1, 2009......... $         2.5   $          2.1    $       547.0   $     4,821.7   $     334.3    $       272.6
Total gains (losses), realized
 and unrealized, included in:
   Earnings as:
    Net investment income....               -                -             (357.2)            -             -                -
    Investment (losses), net.             (45.1)             -                -               -           (94.8)             -
    (Decrease) increase in
     the fair value of the
     reinsurance contracts...               -                -                -          (2,746.3)          -                -
    Policyholders' benefits..               -                -                -               -             -             (229.6)
                                  --------------  ----------------  -------------   --------------  -------------  --------------
      Subtotal...............             (45.1)             -             (357.2)       (2,746.3)        (94.8)          (229.6)
                                  --------------  ----------------  -------------   --------------  -------------  --------------
   Other comprehensive
    income (loss)............              34.1              -                -               -             -                -
Purchases/issuances..........                                                 -             180.4           1.2             11.9
Sales/settlements............               -               (1.2)           109.8             -            (7.3)             -
Transfers into/out of
 Level 3 (2).................              20.9               .7              -               -            (3.7)             -
                                  --------------  ----------------  -------------   --------------  -------------  --------------
Balance, Dec. 31, 2009.......     $        12.4   $          1.6    $       299.6   $     2,255.8   $     229.7    $        54.9
                                  ==============  ================  =============   ==============  =============  ==============

        (1) Includes Trading securities' Level 3 amount.
        (2) Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.

                               LEVEL 3 INSTRUMENTS
                             FAIR VALUE MEASUREMENTS
                                  (IN MILLIONS)

                                       Fixed
                                     Maturities        Other           Other           GMIB           Separate       GWBL
                                     Available         Equity         Invested      Reinsurance       Accounts      Features
                                      For Sale     Investments(1)      Assets          Asset           Assets      Liability
                                   ------------   ---------------    ----------    -------------    -----------   ----------

Balance, Dec. 31, 2007..........   $   2,503.4    $       3.0        $    160.9    $    124.7       $      40.8   $    -
 Impact of adopting fair value
   guidance, included in
   earnings .................              -              -                 -           210.6               -          -
                                   ------------   ---------------    ----------    -------------    -----------   ----------
Balance, Jan. 1, 2008........          2,503.4            3.0             160.9         335.3              40.8        -
                                   ------------   ---------------    ----------    -------------    -----------   ----------
 Total gains (losses), realized
  and unrealized, included in:
    Earnings as:
     Net investment income...              3.3            -               359.3           -                 -          -
     Investment (losses)
      gains, net.............           (144.5)          (1.1)              -             -               (17.4)       -
     Commissions, fees and
      other income...........              -              -                 -         3,571.2               -          -
     Policyholders' benefits.              -              -                 -             -                 -        265.2
                                   ------------   ---------------    ----------    -------------    -----------   ----------
           Subtotal..........           (141.2)          (1.1)            359.3       3,571.2             (17.4)     265.2
                                   ------------   ---------------    ----------    -------------    -----------   ----------
     Other comprehensive
       (loss) income.........           (384.6)            .6               -             -                 -          -
 Purchases/issuances and
  sales/settlements, net.....            (85.6)           (.4)             26.8         915.2             248.6        7.4
 Transfers into/out of
  Level 3(2).................            532.4            -                 -             -                62.3        -
                                   ------------   ---------------    ----------    -------------    -----------   ----------
Balance, Dec. 31, 2008.......      $   2,424.4    $       2.1        $    547.0    $  4,821.7       $     334.3   $  272.6
                                   ============   ===============    ==========    =============    ===========   ==========


        (1) Includes Trading securities' Level 3 amount.
        (2) Transfers into/out of Level 3 classification are reflected at beginning-of-period fair values.

        The table below details changes in unrealized gains (losses) for 2009 and 2008 by category for Level 3 assets still held at December 31, 2009 and 2008, respectively:

                                                              EARNINGS
                                         ----------------------------------------------------
                                                          INVESTMENT        CHANGE IN
                                              NET            GAINS        FAIR VALUE OF                         POLICY-
                                          INVESTMENT       (LOSSES),       REINSURANCE                          HOLDERS'
                                            INCOME            NET           CONTRACTS            OCI            BENEFITS
                                         ------------    ------------    --------------     -------------    --------------
                                                                          (IN MILLIONS)
Level 3 Instruments
Full Year 2009
Still Held at December 31, 2009:
   Change in unrealized gains
   or losses
     Fixed maturities,
      available-for-sale:
        Corporate....................    $      -        $      -        $       -          $      (2.2)     $       -
        U.S. Treasury, government
          and agency.................           -               -                -                  -                -
        State and political
          subdivisions...............           -               -                -                 (7.3)             -
        Foreign governments..........           -               -                -                  2.5              -
        Commercial
          mortgage-backed............           -               -                -                 36.8              -
        Residential
          mortgage-backed............           -               -                -                  -                -
        Asset-backed.................           -               -                -                  7.1              -
        Redeemable preferred stock...           -               -                -                 34.1              -
                                         ------------    ------------    --------------     -------------    --------------
            Subtotal.................           -               -                -                 71.0              -
     Equity securities,
        available for sale...........           -               -                -                  -                -
     Other equity investments........           -               -                -                  0.2              -
     Other invested assets...........        (247.4)            -                -                  -                -
     Cash equivalents................           -               -                -                  -                -
     Segregated securities...........           -               -                -                  -                -
     GMIB reinsurance contracts......           -               -           (2,565.9)               -                -
     Separate Accounts' assets.......           -             (95.5)             -                  -                -
     GWBL features' liability........           -               -                -                  -              217.7
                                         ------------    ------------    --------------     -------------    --------------
         Total.......................    $   (247.4)     $    (95.5)     $  (2,565.9)       $      71.2      $     217.7
                                         ============    ============    ==============     =============    ==============

                                                               Earnings
                                              -------------------------------------------
                                                                              Change in
                                                  Net         Investment    Fair Value of                    Policy-
                                              Investment        Gains        Reinsurance                     holders'
                                                Income      (Losses), Net     Contracts          OCI         Benefits
                                              ----------    -------------   -------------    -----------    -----------
                                                                            (In Millions)
Full Year 2008
Still Held at December 31, 2008:
   Change in unrealized gains or losses
     Fixed maturities, available
       for sale....................           $       -     $        -      $        -      $     (394.1)   $        -
     Other equity investments......                   -              -               -                .6             -
     Other invested assets.........                 386.1            -               -               -               -
     Cash equivalents..............                   -              -               -               -               -
     Segregated securities.........                   -              -               -               -               -
     GMIB reinsurance contracts....                   -              -           3,571.2             -               -
     Separate Accounts' assets.....                   -            (16.6)            -               -               -
     GWBL features' liability......                   -              -               -               -             265.2
                                              -----------   -------------   ------------    -------------   ------------
       Total.......................           $     386.1   $      (16.6)   $    3,571.2    $     (393.5)   $      265.2
                                              ===========   =============   ============    =============   ============

        Fair value measurements are required on a non-recurring basis for certain assets, including goodwill, mortgage loans on real estate, equity real estate held for production of income, and equity real estate held for sale, only when an other-than-temporary impairment or other event occurs. When such fair value measurements are recorded, they must be classified and disclosed within the fair value hierarchy. At December 31, 2009 and 2008, no assets were required to be measured at fair value on a non-recurring basis.

        The carrying values and fair values for financial instruments not otherwise disclosed in Notes 3, 6, 11 and 17 are presented below. Certain financial instruments are exempt from the requirements for fair value disclosure, such as insurance liabilities other than financial guarantees and investment contracts and pension and other postretirement obligations.

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              2009                               2008
                                                ---------------------------------  ---------------------------------
                                                   CARRYING           FAIR            Carrying            Fair
                                                    VALUE             VALUE            Value             Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        Consolidated:
        -------------
          Mortgage loans on real estate......... $    3,554.8     $     3,547.4     $     3,673.9     $    3,624.5
          Other limited partnership interests...      1,308.4           1,308.4           1,414.6          1,414.6
          Policyholders liabilities:
            Investment contracts................      2,721.0           2,729.4           3,072.9          3,162.5
            Loans to Affiliates.................      1,048.3           1,077.2             588.3            588.3
          Long-term debt........................        199.9             226.0             199.9            190.8

        Closed Blocks:
        --------------
          Mortgage loans on real estate......... $    1,028.5     $     1,021.2     $     1,107.1     $    1,102.6
          Other equity investments..............          1.5               1.5               2.7              2.7
          SCNILC liability......................          7.6               7.6               8.6              8.6

        Wind-up Annuities(1):
        ---------------------
          Mortgage loans on real estate......... $        -       $         -       $         1.2     $        1.3
          Other equity investments..............          -                 -                 1.3              1.3
          Guaranteed interest contracts.........          -                 -                 5.5              6.2

        (1) At December 31, 2009, the remaining assets and liabilities of the group non-participating wind-up annuity line of business ("Wind-up Annuities") were consolidated into the Company's consolidated balance sheet on a line by line basis. At December 31, 2009 Wind-up Annuities had mortgage loans on real estate with a carrying value of $150.4 million and fair value of $156.4 million; other equity investment, with a carrying value and fair value of $1.3 million and guaranteed interest contracts with a carrying value of $5.4 million and a fair value of $5.6 million.

8)      GMDB, GMIB, GWBL AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB, GMIB and GWBL
           ------------------------------------------------

        The Company has certain variable annuity contracts with GMDB, GMIB, and/or GWBL features in-force that guarantee one of the following:

          o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

          o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

          o Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages;

          o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit which may include a five year or annual reset; or

          o Withdrawal: the withdrawal is guaranteed up to a maximum amount per year for life.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance at January 1, 2007.........................  $       163.7      $         228.3    $         392.0
          Paid guarantee benefits..........................          (30.6)                (2.7)             (33.3)
          Other changes in reserve.........................          120.0                 84.3              204.3
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2007.......................          253.1                309.9              563.0
          Paid guarantee benefits..........................          (72.8)                (8.2)             (81.0)
          Other changes in reserve.........................          800.6              1,678.2            2,478.8
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2008.......................          980.9              1,979.9            2,960.8
          Paid guarantee benefits..........................         (249.1)               (57.6)            (306.7)
          Other changes in reserve.........................          354.7               (309.4)              45.3
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2009.......................  $     1,086.5      $       1,612.9    $       2,699.4
                                                            =================   ================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                  GMDB
                                                            -----------------
                                                             (IN MILLIONS)

        Balance at January 1, 2007.........................  $        23.6
          Paid guarantee benefits ceded....................           (7.6)
          Other changes in reserve.........................           11.5
                                                            -----------------
        Balance at December 31, 2007.......................           27.5
          Paid guarantee benefits..........................           (7.1)
          Other changes in reserve.........................          306.9
                                                            -----------------
        Balance at December 31, 2008.......................          327.3
          Paid guarantee benefits..........................          (86.6)
          Other changes in reserve.........................          164.3
                                                            -----------------
        Balance at December 31, 2009.......................  $       405.0
                                                            =================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value.

        The December 31, 2009 values for variable annuity contracts in-force on such date with GMDB and GMIB features are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                     RETURN
                                                       OF
                                                     PREMIUM        RATCHET        ROLL-UP         COMBO             TOTAL
                                                 --------------  ------------   -------------   --------------   --------------
                                                                             (DOLLARS IN MILLIONS)
        GMDB:
        -----
          Account values invested in:
             General Account..................   $    11,156     $     279      $      161      $       531      $    12,127
             Separate Accounts................   $    25,729     $   6,944      $    4,231      $    31,686      $    68,590
          Net amount at risk, gross...........   $     2,444     $   1,728      $    2,861      $    10,511      $    17,544
          Net amount at risk, net of
             amounts reinsured................   $     2,444     $     1,102    $    1,933      $     4,357      $     9,836
          Average attained age of
             contractholders..................            49.7          62.3            67.0             62.5             53.4
          Percentage of contractholders
             over age 70......................             7.6%         24.8%           41.8%            23.8%            12.9%
          Range of contractually specified
             interest rates..................           N/A             N/A            3%-6%         3%-6.5%          3%-6.5%

        GMIB:
        -----
          Account values invested in:
             General Account..................          N/A             N/A     $       36      $       775      $       811
             Separate Accounts................          N/A             N/A     $    2,836      $    43,484      $    46,320
          Net amount at risk, gross...........          N/A             N/A     $    1,318      $     1,027      $     2,345
          Net amount at risk, net of
             amounts reinsured................          N/A             N/A     $      386      $       253      $       639
          Weighted average years remaining
             until annuitization..............          N/A             N/A              1.1              7.0              6.5
          Range of contractually
             specified interest rates........           N/A             N/A          3%-6%           3%-6.5%          3%-6.5%

        The GWBL related liability was $54.9 million at December 31, 2009; which is accounted for as an embedded derivative. This liability reflects the present value of expected future payments (benefits) less the fees attributable to the GWBL feature over a range of market consistent economic scenarios.

        B) Separate Account Investments by Investment Category Underlying GMDB and GMIB Features
           -------------------------------------------------------------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option, which is part of the General Account and variable investment options that invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                 DECEMBER 31,
                                                        ---------------------------
                                                             2009           2008
                                                        ------------  -------------
                                                             (IN MILLIONS)

       GMDB:
          Equity......................................   $ 41,447      $ 30,428
          Fixed income................................      3,957         3,745
          Balanced....................................     20,940        17,469
          Other.......................................      2,246         2,410
                                                        ------------  -------------
          Total.......................................   $ 68,590      $ 54,052
                                                        ============  =============

       GMIB:
          Equity......................................   $ 27,837      $ 19,138
          Fixed income................................      2,514         2,219
          Balanced....................................     15,351        12,887
          Other.......................................        618         1,272
                                                        ------------  -------------
          Total.......................................   $ 46,320      $ 35,516
                                                        ============  =============


        C) Hedging Programs for GMDB, GWBL and GMIB Features
           -------------------------------------------------

        Beginning in 2003, AXA Equitable established a program intended to hedge certain risks associated first with the GMDB feature and, beginning in 2004, with the GMIB feature of the Accumulator(R) series of variable annuity products. This program currently utilizes derivative instruments, such as exchange-traded futures contracts, options and interest rate swap and floor contracts as well as repurchase agreement transactions, that collectively are managed in an effort to reduce the economic impact of unfavorable changes in GMDB, GMIB and GWBL exposures attributable to movements in the equity and fixed income markets. At the present time, this program hedges such economic risks on products sold from 2001 forward, to the extent such risks are not reinsured. At December 31, 2009, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $36.45 billion and $6.99 billion, respectively, with the GMDB feature and $17.98 billion and $260.0 million, respectively, with the GMIB feature.

        These programs do not qualify for hedge accounting treatment. Therefore, gains or losses on the derivatives contracts used in these programs, including current period changes in fair value, are recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse Guarantee
            -------------------------------------------------------------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in Future policy benefits and other policyholders liabilities, and the related reinsurance ceded:

                                                                 DIRECT       REINSURANCE
                                                               LIABILITY         CEDED             NET
                                                            -------------   --------------  ------------
                                                                             (IN MILLIONS)

       Balance at January 1, 2007.........................   $     66.8      $     (47.9)    $     18.9
          Other changes in reserves.......................         68.2            (59.7)           8.5
                                                            -------------   --------------  ------------
       Balance at December 31, 2007.......................        135.0           (107.6)          27.4
          Other changes in reserves.......................         68.0            (45.0)          23.0
                                                            -------------   --------------  ------------
       Balance at December 31, 2008.......................        203.0           (152.6)          50.4
          Other changes in reserves.......................         52.0            (21.0)          31.0
                                                            -------------   --------------  ------------
       Balance at December 31, 2009.......................   $    255.0      $    (173.6)    $     81.4
                                                            =============   ==============  ============


9)      REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsures most of its new variable life, universal life and term life policies on an excess of retention basis. The Insurance Group maintains a maximum retention on each single life policy of $25.0 million and on each second-to-die policy of $30.0 million with the excess 100% reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        At December 31, 2009, the Company had reinsured with non-affiliates and affiliates in the aggregate approximately 6.5% and 37.4%, respectively, of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 72.8% of its current liability exposure resulting from the GMIB feature. See Note 8.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives, at December 31, 2009 and 2008 were $2,255.8 million and $4,821.7 million, respectively. The (decreases) increases in estimated fair value were $(2,565.9) million, $1,566.8 million and $6.9 million for 2009, 2008 and 2007, respectively.

        At December 31, 2009 and 2008, respectively, third-party reinsurance recoverables related to insurance contracts amounted to $3,028.2 million and $2,897.2 million. Reinsurance payables related to insurance contracts totaling $79.7 million and $62.7 million are included in other liabilities in the consolidated balance sheets at December 31, 2009 and 2008, respectively.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $207.0 million and $236.8 million at December 31, 2009 and 2008, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid-up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        The Insurance Group has also assumed accident, health, annuity, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. In addition to the sale of insurance products, the Insurance Group currently acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. Reinsurance assumed reserves at December 31, 2009 and 2008 were $648.1 million and $732.3 million, respectively.

        The following table summarizes the effect of reinsurance:

                                                                2009             2008           2007
                                                            -------------  --------------   ------------
                                                                           (IN MILLIONS)

        Direct premiums....................................  $     838.2    $    848.3       $    855.1
        Reinsurance assumed................................        202.0         193.8            193.0
        Reinsurance ceded..................................       (609.1)       (283.5)          (243.2)
                                                            -------------  --------------   ------------
        Premiums                                             $     431.1    $    758.6       $    804.9
                                                            =============  ==============   ============

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $     197.1    $    169.1       $    153.9
                                                            =============  ==============   ============
        Policyholders' Benefits Ceded......................  $     485.2    $  1,221.8       $    510.7
                                                            =============  ==============   ============
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $       -      $     33.2       $     56.1
                                                            =============  ==============   ============

        Individual Disability Income and Major Medical
        ----------------------------------------------

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $92.0 million and $94.4 million at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, respectively, $1,667.4 million and $1,680.8 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Net incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized below:

                                                                 2009             2008             2007
                                                            --------------   --------------   --------------
                                                                              (IN MILLIONS)

        Incurred benefits related to current year..........  $       37.6     $      35.5      $       32.9
        Incurred benefits related to prior years...........           6.4             4.2              13.2
                                                            --------------   --------------   --------------
        Total Incurred Benefits............................  $       44.0     $      39.7      $       46.1
                                                            ==============   ==============   ==============

        Benefits paid related to current year..............  $       12.7     $      10.8      $       11.9
        Benefits paid related to prior years...............          34.1            28.8              32.8
                                                            --------------   --------------   --------------
        Total Benefits Paid................................  $       46.8     $      39.6      $       44.7
                                                            ==============   ==============   ==============


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          DECEMBER 31,
                                                                              ------------------------------
                                                                                    2009           2008
                                                                              --------------  --------------
                                                                                      (IN MILLIONS)
        Short-term debt:
        AllianceBernstein commercial paper
          (with interest rates of 0.2% and 1.8%).............................  $      249.1    $      284.8
                                                                              --------------  --------------
            Total short-term debt............................................         249.1           284.8
                                                                              --------------  --------------

        Long-term debt:
        AXA Equitable:
          Surplus Notes, 7.70%, due 2015.....................................         199.9           199.8
                                                                              --------------  --------------
            Total long-term debt.............................................         199.9           199.8
                                                                              --------------  --------------

        Total Short-term and Long-term Debt..................................  $      449.0    $      484.6
                                                                              ==============  ==============

        Short-term Debt
        ---------------

        On September 23, 2008, AXA Equitable repaid its $350.0 million promissory note, $101.7 million of which was included in Wind-up Annuities discontinued operations.

        On July 17, 2008, AXA Equitable was accepted as a member of the Federal Home Loan Bank of New York ("FHLBNY"), which provides AXA Equitable with access to collateralized borrowings and other FHLBNY products. As membership requires the ownership of member stock, AXA Equitable purchased stock to meet their membership requirement ($12.9 million, as of December 31, 2009). Any borrowings from the FHLBNY require the purchase of FHLBNY activity based stock in an amount equal to 4.5% of the borrowings. AXA Equitable's borrowing capacity with FHLBNY is $1.00 billion. As a member of FHLBNY, AXA Equitable can receive advances for which it would be required to pledge qualified mortgage-backed assets and government securities as collateral. At December 31, 2009, there were no outstanding borrowings from FHLBNY.

        As of December 31, 2009, SCB LLC maintained four separate uncommitted credit facilities with various banks totaling $525.0 million. In addition, SCB LLC has two lines of credit with a commercial bank as of December 31, 2009 and December 31, 2008, one for $75.0 million secured by U.S. Treasury Bills and a second for $50.0 million secured by pledges of equity securities.

        In January 2008, SCB LLC entered into a $950.0 million three-year revolving credit facility with a group of commercial banks to fund its obligations resulting from engaging in certain securities trading and other customer activities. Under the revolving credit facility, the interest rate, at the option of SCB LLC, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds rate.

        AllianceBernstein has a $1,000.0 million five-year revolving credit facility with a group of commercial banks and other lenders that expires in 2011. The revolving credit facility is intended to provide back-up liquidity for their $1,000.0 million commercial paper program although they borrow directly under the facility from time to time. Under the revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to LIBOR or the Federal Funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. Amounts borrowed under the commercial paper program reduce amounts available for direct borrowing under the revolving credit facility on a dollar-for-dollar basis. AllianceBernstein was in compliance with the covenants as of December 31, 2009.

        Long-term Debt
        ---------------

        At December 31, 2009, the Company was not in breach of any long-term debt covenants.


11)     RELATED PARTY TRANSACTIONS

        Loans to Affiliates
        -------------------

        In September 2007, AXA issued $650.0 million in 5.40% senior unsecured notes to AXA Equitable. These notes pay interest semi-annually and mature on September 30, 2012.

        Loans from Affiliates
        ---------------------

        In 2005, AXA Equitable issued a note to AXA Financial in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        In November 2008, AXA Financial purchased a $500.0 million callable 7.1% surplus note from AXA Equitable. The note pays interest semi-annually and matures on December 1, 2018.

        In December 2008, AXA Financial purchased a $500.0 million callable 7.1% surplus note from AXA Equitable. The note pays interest semi-annually and matures on December 1, 2018.

        Other Transactions
        ------------------

        On June 17, 2009, AXA Equitable's continuing operations and its discontinued Wind-up Annuities business sold a jointly owned real estate property valued at $1.10 billion to a non-insurance subsidiary of AXA Financial in exchange for $700.0 million in cash and $400.0 million in 8% ten year term mortgage notes on the property reported in Loans to affiliates in the consolidated balance sheets. The $438.9 million after-tax excess of the property's fair value over its carrying value was accounted for as a capital contribution to AXA Equitable.

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $56.3 million, $76.2 million and $63.1 million, respectively, for 2009, 2008 and 2007.

        In 2009, 2008 and 2007, respectively, the Company paid AXA Distribution and its subsidiaries $634.0 million, $754.2 million and $806.9 million of commissions and fees for sales of insurance products. The Company charged AXA Distribution's subsidiaries $402.4 million, $320.5 million and $340.2 million, respectively, for their applicable share of operating expenses in 2009, 2008 and 2007, pursuant to the Agreements for Services.

        In fourth quarter 2008, AXA Equitable reinsured the GMDB and GMIB riders on the Accumulator(R) products sold on or after January 1, 2006 and in-force at September 30, 2008 with AXA Financial (Bermuda) Ltd. ("AXA Bermuda"), an affiliate that is an indirect wholly owned subsidiary of AXA Financial. AXA Equitable transferred cash and derivative instruments with a fair value of $6,892.5 million equal to the market value of the insurance liabilities assumed by AXA Bermuda on October 1, 2008 and income derived from the hedges related to these riders for the period from October through December 2008, to that entity. AXA Bermuda will manage the dynamic hedging program to mitigate risks related to the reinsured riders. In fourth quarter 2008, AXA Equitable recorded a GMDB reinsurance recoverable and a GMIB reinsurance asset totaling $3,385.7 resulting in a cost of reinsurance of $3,506.8 million. The cost of this arrangement has been deferred and will be amortized over the life of the underlying annuity contracts. Amortization of the cost in 2010 is expected to be approximately $348.0 million.

        Various AXA affiliates cede a portion of their life and health insurance business through reinsurance agreements to AXA Cessions, an AXA affiliated reinsurer. AXA Cessions, in turn, retroceded a quota share portion of these risks to AXA Equitable on a one-year term basis. Premiums earned in 2009, 2008 and 2007 under this arrangement totaled approximately $0.6 million, zero and $1.7 million, respectively. Claims and expenses paid in 2009, 2008 and 2007 were $0.5 million, zero and $1.1 million, respectively.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements including technology and professional development arrangements. AXA Equitable and AllianceBernstein incurred expenses under such agreements of approximately $152.0 million, $157.8 million and $143.6 million in 2009, 2008 and 2007, respectively. Expense reimbursements by AXA and AXA affiliates to AXA Equitable under such agreements totaled approximately $50.3 million, $63.0 million and $58.4 million in 2009, 2008 and 2007, respectively. The net receivable related to these contracts was approximately $5.6 million and $3.4 million at December 31, 2009 and 2008, respectively.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein. These revenues are described below:

                                                                    2009               2008              2007
                                                              --------------      --------------    --------------
                                                                                  (IN MILLIONS)
        Investment advisory and services fees..............   $       658.5       $       870.5     $      1,027.6
        Distribution revenues..............................           277.3               378.4              473.4
        Other revenues - shareholder servicing fees........            90.1                99.0              103.6
        Other revenues - other.............................             7.0                 6.9                6.5
        Institutional research services....................             1.1                 1.2                1.6

12)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are generally based on a cash balance formula and/or, for certain participants, years of service and average earnings over a specified period in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service and average final base salary. The Company uses a December 31 measurement date for its pension plans.

        For 2009, cash contributions by AllianceBernstein and the Company (other than AllianceBernstein) to their respective qualified pension plans were $12.8 million and $19.0 million. The Pension Protection Act of 2006 (the "Pension Act") introduced new funding requirements for single-employer defined benefit pension plans, provided guidelines for measuring pension plan assets and obligations for funding purposes, introduced benefit limitations for certain underfunded plans, and raised tax deduction limits for contributions to retirement plans. Most of these changes were effective by December 31, 2009, including funding-based limits on future benefit accruals and payments. The Company's funding policy to its qualified pension plans (other than those of AllianceBernstein) is to make annual aggregate contributions of approximately $30.0 million unless the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended by the Pension Act, is greater. Cash contributions during 2010 are estimated to be approximately $215.0 million. AllianceBernstein's policy is to satisfy its funding obligation to its qualified retirement plan each year in an amount not less than the minimum required by ERISA, as amended by the Pension Act, and not greater than the maximum it can deduct for Federal income tax purposes.

        Effective December 31, 2008, AllianceBernstein amended its qualified pension plan to eliminate all future accruals for future services and compensation increases. This amendment was considered a plan curtailment and resulted in a decrease in the Projected Benefit Obligation ("PBO") of approximately $13.1 million, which was offset against existing deferred losses in accumulated other comprehensive income (loss). In addition, as a result of all future service being eliminated, AllianceBernstein accelerated recognition of the existing prior service credit of $3.5 million in fourth quarter 2008.

        Components of net periodic pension expense for the Company's qualified and non-qualified plans were as follows:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Service cost.......................................  $        38.3       $       41.6       $       39.0
        Interest cost......................................          136.2              134.1              128.8
        Expected return on assets..........................         (125.6)            (194.4)            (191.0)
        Curtailment gain...................................            -                 (3.5)               -
        Net amortization...................................           95.3               42.6               57.5
        Plan amendments....................................            1.8                -                  -
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Expense.......................  $       146.0       $       20.4       $       34.3
                                                            =================   ================   =================

        Changes in the PBO of the Company's qualified and non-qualified plans were comprised of:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     2009                2008
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)

        Projected benefit obligation, beginning of year.......................   $    2,181.1       $    2,222.1
        Service cost..........................................................           30.3               33.6
        Interest cost.........................................................          136.2              134.1
        Actuarial losses (gains)..............................................           68.8              (27.6)
        Plan curtailment......................................................            -                (13.1)
        Benefits paid.........................................................         (177.0)            (168.0)
        Plan amendments.......................................................            1.8                -
                                                                                ----------------   -----------------
        Projected Benefit Obligation, End of Year..............................  $    2,241.2       $    2,181.1
                                                                                ================   =================

        The following table discloses the change in plan assets and the funded status of the Company's qualified and non-qualified pension plans:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2009               2008
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)

        Pension plan assets at fair value, beginning of year....................   $    1,460.4      $     2,415.7
        Actual return on plan assets............................................          104.1             (813.6)
        Contributions...........................................................           31.8               35.6
        Benefits paid and fees..................................................         (190.3)            (177.3)
                                                                                  ----------------  -----------------
        Pension plan assets at fair value, end of year..........................        1,406.0            1,460.4
        PBO.....................................................................        2,241.2            2,181.1
                                                                                  ----------------  -----------------
        Excess of PBO Over Pension Plan Assets..................................   $     (835.2)     $      (720.7)
                                                                                  ================  =================

        Amounts recognized in the accompanying consolidated balance sheets to reflect the funded status of these plans were accrued pension costs of $835.2 million and $720.7 million at December 31, 2009 and 2008, respectively. The aggregate PBO and fair value of pension plan assets for plans with PBOs in excess of those assets were $2,241.2 million and $1,406.0 million, respectively at December 31, 2009 and $2,181.1 million and $1,460.4 million, respectively, at December 31, 2008. The aggregate accumulated benefit obligation and fair value of pension plan assets for pension plans with accumulated benefit obligations in excess of those assets were $2,206.4 million and $1,406.0 million, respectively, at December 31, 2009 and $2,137.7 million and $1,460.4 million, respectively, at December 31, 2008. The accumulated benefit obligation for all defined benefit pension plans were $2,206.4 million and $2,137.7 million at December 31, 2009 and 2008, respectively.

        The following table discloses the amounts included in accumulated other comprehensive income at December 31, 2009 and 2008 that have not yet been recognized as components of net periodic pension cost:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   2009                 2008
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Unrecognized net actuarial loss .................................... $      1,492.9       $      1,497.0
        Unrecognized prior service cost.....................................            7.5                  3.2
        Unrecognized net transition asset...................................            (.5)                 (.6)
                                                                            -------------------  -------------------
             Total ......................................................... $      1,499.9       $      1,499.6
                                                                            ===================  ===================

        The estimated net actuarial loss, prior service credit, and net transition asset expected to be reclassified from accumulated other comprehensive income and recognized as components of net periodic pension cost over the next year are $124.0 million, $(0.9) million, and (0.1) million, respectively.

        The following table discloses the allocation of the fair value of total plan assets for the qualified plans of the Company at December 31, 2009 and 2008:

                                                                                     DECEMBER 31,
                                                                            ------------------------
                                                                               2009         2008
                                                                            -----------  -----------
                                                                                  (IN MILLIONS)

       Fixed maturities..................................................        45.3%       27.9%
       Equity securities.................................................        37.0        54.1
       Equity real estate................................................        11.6        16.7
       Cash and short-term investments...................................         6.1         1.3
                                                                                -------     ------
                                                                                100.0%      100.0%
                                                                                =======     ======

        The primary investment objective of the qualified pension plans of the Company is to maximize return on assets, giving consideration to prudent risk. Guidelines regarding the allocation of plan assets are formalized by the Investment Committee established by the funded benefit plans of AXA Equitable and are designed with a long-term investment horizon. In January 2009, the asset allocation strategy of the qualified defined benefit pension plans was revised to target 30%-40% equities, 50%-60% high quality bonds, and 10%-15% equity real estate and other investments. Prior to this change, the target asset mix included equity securities, fixed maturities and real estate at 65%, 25% and 10%, respectively. Exposure to real estate investments offers diversity to the total portfolio and long-term inflation protection.

        During fourth quarter 2008, a short-term hedge program were executed by the AXA Equitable qualified pension plans to minimize further downside equity risk, which in 2009 was extended for a period of one year.

        The following table discloses the fair values of plan assets and their level of observability within the fair value hierarchy for the qualified pension plans of the Company at December 31, 2009.

                                                                       AT DECEMBER 31, 2009
                                                --------------------------------------------------------------------
                                                   LEVEL 1           LEVEL 2          LEVEL 3            TOTAL
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        ASSET CATEGORIES
        Fixed maturities:
          Corporate............................. $        -       $       414.8     $         -       $      414.8
          US Treasury, government
            and agency..........................          -               192.4               -              192.4
          States and political subdivisions.....          -                 9.2               -                9.2
          Foreign governments...................          -                 -                 -                -
          Commercial mortgage-backed............          -                 -                 -                -
          Asset-backed..........................          -                 -                 -                -
          Other structured debt.................          -                 -                 6.5              6.5
        Common and preferred equity.............        574.7               1.4               -              576.1
        Mutual funds............................          5.0               -                 -                5.0
        Hedge funds.............................          -                 6.5               -                6.5
        Derivatives, net........................        (95.9)              -                 -              (95.9)
        Private real estate investment funds....          -                 -                12.1             12.1
        Private investment trusts...............          -                44.4             146.7            191.1
        Commercial mortgages....................          -                 -                 1.8              1.8
        Cash and cash equivalents...............         32.0               1.4               -               33.4
        Short-term investments..................         29.2              23.8               -               53.0
                                                ---------------  ----------------  ---------------   ---------------
          Total................................. $      545.0     $       693.9     $       167.1     $    1,406.0
                                                ===============  ================  ===============   ===============

        At December 31, 2009, assets classified as Level 1, Level 2 and Level 3 comprise approximately 38.8%, 49.3% and 11.9%, respectively, of qualified pension plan assets. See Note 2 for a description of the fair value hierarchy. The fair values of qualified plan assets are measured and ascribed to levels within the fair value hierarchy in a manner consistent with the invested assets of the Company that are measured at fair value on a recurring basis. Except for an investment of approximately $146.7 million in a private real estate investment trust through a pooled separate account, there are no significant concentrations of credit risk arising within or across categories of qualified plan assets.

        The table below presents a reconciliation for all Level 3 qualified plan assets at December 31, 2009.

                                                           PRIVATE REAL
                                                              ESTATE         PRIVATE
                                             FIXED          INVESTMENT     INVESTMENT      COMMERCIAL
                                          MATURITIES(1)       FUNDS          TRUSTS        MORTGAGES       TOTAL
                                          -------------   -------------   ------------   -------------   ----------
                                                                    (IN MILLIONS)

       Balance at
        December 31, 2008.............    $        5.9    $       15.4    $      224.4   $        2.1    $   247.8
       Actual return on Plan assets:
          Relating to assets still
          held at December 31, 2009...              .6            (2.6)          (77.7)           (.1)       (79.8)
          Relating to assets sold
          during 2009.................             -               (.1)            -               .1          -
       Purchases, sales, issues
        and settlements, net..........             -               (.6)            -              (.3)         (.9)
       Transfers into/
        out of Level 3................             -               -               -              -            -
       Balance at                         ------------    ------------    ------------   ------------    ----------
        December 31, 2009.............    $        6.5    $       12.1    $      146.7   $        1.8    $   167.1
                                          =============   =============   ============   =============   ===========

        (1) Includes commercial mortgage- and asset-backed securities and other structured debt.

        The discount rate assumptions used by the Company to measure the benefits obligations and related net periodic cost of its qualified and non-qualified pension plans reflect the rates at which those benefits could be effectively settled. Projected nominal cash outflows to fund expected annual benefits payments under each of the Company's qualified and non-qualified pension plans were discounted using a published high-quality bond yield curve. The discount rate used to measure each of the benefits obligation at December 31, 2009 and 2008 represents the level equivalent spot discount rate that produces the same aggregate present value measure of the total benefits obligation as the aforementioned discounted cash flow analysis. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2009 and 2008.

                                                                                   2009               2008
                                                                               -------------      -------------
       Discount rates:
         Benefit obligation...............................................         6.00%              6.50%
         Periodic cost....................................................         6.50%              6.25%(1)

       Rates of compensation increase:
         Benefit obligation and periodic cost.............................         6.00%              6.00%

       Expected long-term rates of return on pension
          plan assets (periodic cost).....................................         6.75%              8.50%

        (1) For pension plans remeasured in second quarter 2008, periodic cost was recalculated using a discount rate of 6.75% for the remainder of the year.

        The expected long-term rate of return assumption on plan assets is based upon the target asset allocation of the plan portfolio and is determined using forward-looking assumptions in the context of historical returns and volatilities for each asset class. The decrease in the expected long-term rate of return assumption in 2009 reflected the revised asset allocation strategy implemented in January 2009.

        Prior to 1987, participants' benefits under AXA Equitable's qualified plan were funded through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $15.5 million, $17.3 million and $18.9 million for 2009, 2008 and 2007, respectively.

        The following table provides an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2010, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2009 and include benefits attributable to estimated future employee service.

                                                              PENSION
                                                              BENEFITS
                                                          ----------------
                                                            (IN MILLIONS)
                               2010...................... $       185.7
                               2011......................         194.1
                               2012......................         195.7
                               2013......................         194.7
                               2014......................         194.1
                               Years 2015-2019...........         947.9

        AllianceBernstein maintains several unfunded long-term incentive compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made, however, ACMC, Inc. ("ACMC"), a direct wholly owned subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under this plan as well as other assumed contractual unfunded deferred compensation arrangements covering certain executives. For the remaining active plans, benefits vest ratably over periods ranging from 3 to 8 years, and the related costs are amortized as compensation and benefit expense over the shorter of the vesting period or other basis provided for by specific plan provisions. Prior to 2009, participants in these plans designated the percentages of their awards to be allocated among notional investments in Holding Units, AllianceBernstein investment services, and, in certain instances, options to acquire Holding Units. Beginning in 2009, annual awards granted under the Amended and Restated AllianceBernstein Incentive Compensation Award Program were in the form of restricted Holding Units. The Company recorded compensation and benefit expenses in connection with these long-term incentive compensation plans of AllianceBernstein totaling $221.1 million, $133.1 million and $289.1 million for 2009, 2008 and 2007, respectively. As further described in Note 13, the cost of the 2009 awards made in the form of restricted Holding Units was measured, recognized, and disclosed as a share-based compensation program.


13)     SHARE-BASED COMPENSATION AND OTHER COMPENSATION PROGRAMS

        AXA and AXA Financial sponsor various share-based compensation plans for eligible employees and associates of AXA Financial and its subsidiaries, including the Company. AllianceBernstein also sponsors its own unit option plans for certain of its employees. Activity in these share-based plans in the discussions that follow relates to awards granted to eligible employees and associates of AXA Financial and its subsidiaries under each of these plans in the aggregate, except where otherwise noted.

        For 2009, 2008 and 2007, respectively, the Company recognized compensation costs of $78.4 million, $33.8 million and $81.2 million for share-based payment arrangements as further described herein.

        Performance Units. On May 10, 2009, approximately 318,051 performance units earned under the AXA Performance Unit Plan 2007 were fully vested for total value of approximately $5.1 million. Distributions to participants were made on May 21, 2009, resulting in cash settlements of approximately 85% of these performance units for aggregate value of approximately $4.3 million and equity settlements of the remainder with approximately 46,615 restricted AXA ADRs for aggregate value of approximately $0.8 million.

        On March 20, 2009, under the terms of the AXA Performance Unit Plan 2009, the AXA Management Board awarded approximately 1.3 million unearned performance units to employees of AXA Financial's subsidiaries. During each year that the performance unit awards are outstanding, a pro-rata portion of the units may be earned based on criteria measuring the performance of AXA and AXA Financial Group. The extent to which performance targets are met determines the number of performance units earned, which may vary between 0% and 130% of the number of performance units at stake. Performance units earned under the 2009 plan generally cliff-vest on the second anniversary of their award date. When fully-vested, the performance units earned will be settled in cash or, in some cases, a combination of cash (70%) and stock (30%), the latter equity portion having transfer restrictions for a two-year period. For 2009 awards, the price used to value the performance units at settlement will be the average opening price of the AXA ordinary share for the last 20 trading days of the vesting period converted to U.S. dollars using the Euro to U.S. dollar exchange rate on the last day of the vesting period. For 2009, the Company recognized compensation expense of approximately $4.6 million in respect of the March 20, 2009 grant of performance units.

        On March 31, 2008, approximately 702,404 performance units earned under the AXA Performance Unit Plan 2006 were fully vested for total value of approximately $24.2 million, including incremental units earned from having exceeded targeted 2007 performance criteria by 0.68%. Distributions to participants were made on April 10, 2008, resulting in cash settlements of approximately 78% of these performance units for aggregate value of approximately $18.6 million and equity settlements of the remainder with approximately 153,494 restricted AXA ADRs for aggregate value of approximately $5.6 million.

        For 2009, 2008 and 2007, the Company recognized compensation costs of $4.6 million, $5.5 million and $11.6 million, respectively, for performance units earned to date. The change in fair value of these awards is measured by the closing price of the underlying AXA ordinary shares or AXA ADRs. The cost of performance unit awards are, as adjusted for achievement of performance targets and pre-vesting forfeitures is attributed over the shorter of the cliff-vesting period or to the date at which retirement eligibility is achieved. The value of performance units earned and reported in Other liabilities in the consolidated balance sheets at December 31, 2009 and 2008 was $17.5 million and $17.3 million, respectively. Approximately 718,754 outstanding performance units are at risk to achievement of 2010 performance criteria, primarily representing one-half of the award granted on March 31, 2009.

        Option Plans. On March 20, 2009, approximately 1.7 million options to purchase AXA ordinary shares were granted under the terms of the Stock Option Plan at an exercise price of 10.00 Euros. Approximately 1.4 million of those options have a four-year graded vesting schedule, with one-third vesting on each of the second, third, and fourth anniversaries of the grant date, and approximately 0.3 million have a four-year cliff vesting term. In addition, approximately 0.2 million of the total options awarded on March 20, 2009 are further subject to conditional vesting terms that require the AXA ordinary share price to outperform the Euro Stoxx Insurance Index measured between March 20, 2009 and March 20, 2013. All of the options granted on March 20, 2009 have a ten-year contractual term. Beginning at the grant date, the total fair value of this award, net of expected forfeitures, of approximately $3.7 million is charged to expense over the shorter of the vesting term or the period up to the date at which the participant becomes retirement eligible. For 2009, the expense associated with the March 20, 2009 grant of options was approximately $1.4 million.

        On January 23, 2009, AllianceBernstein granted to selected senior officers approximately 6.5 million options to purchase Holding Units under the terms of its long-term incentive plan, having an aggregate fair value of approximately $22.9 million. Except for certain option awards granted in 2007 pursuant to a special deferred compensation program, outstanding options to purchase AllianceBernstein Holding Units generally vest ratably over a five year period.

        The number of AXA ADRs authorized to be issued pursuant to option grants and, as further described below, restricted stock grants under The AXA Financial, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") is approximately 124.5 million less the number of shares issued pursuant to option grants under The AXA Financial, Inc. 1991 Stock Incentive Plan (the predecessor plan to the Stock Incentive Plan). The aggregate number of AllianceBernstein Holding Units subject to options granted or otherwise awarded under its long-term incentive compensation plans, may not exceed 41.0 million. At December 31, 2009, approximately 19.6 million options to purchase AllianceBernstein Holding Units and 15.2 million other unit awards, net of forfeitures, were subject to the aggregate allowable maximum.

        A summary of the activity in the AXA, AXA Financial and AllianceBernstein option plans during 2009 follows:

                                                                     Options Outstanding
                           ------------------------------------------------------------------------------------------------------
                                  AXA Ordinary Shares                     AXA ADRs               AllianceBernstein Holding Units
                           ---------------------------------   ------------------------------   ---------------------------------
                                                Weighted                          Weighted                           Weighted
                               Number           Average             Number         Average          Number            Average
                             Outstanding        Exercise         Outstanding       Exercise       Outstanding         Exercise
                            (In Millions)        Price          (In Millions)       Price        (In Millions)         Price
                           --------------    ---------------   --------------   -------------   ---------------  ----------------
Options outstanding at
   January 1, 2009........          13.8     (euro)    26.54           12.3      $     20.40             6.7     $        66.11
Options granted...........           2.1     (euro)    10.78             .2      $     12.00             6.6     $        17.06
Options exercised.........            .3     (euro)     -              (1.0)     $     16.01             -       $         -
Options forfeited, net....          (1.2)    (euro)    27.06            (.6)     $     26.74            (0.9)    $        45.09
Options expired...........           -                                  -                                (.3)    $        30.21
                           --------------                     ---------------                   ---------------
Options Outstanding at
   December 31, 2009......          15.0     (euro)    23.75           10.9      $     19.95            12.1     $        41.79
                           ==============    ===============  ===============   =============   ===============  ================
Aggregate Intrinsic
   Value(1)...............                   (euro)     -                        $     64.4                      $         -
                                             ===============                    =============                    ================
Weighted Average
   Remaining
   Contractual Term
   (in years).............           6.92                               3.18                               -
                           ==============                     ===============                   ===============
Options Exercisable at
   December 31, 2009......           6.2     (euro)    24.85           10.9      $     19.4              2.8     $        51.91
                           ==============    ===============  ===============   =============   ===============  ================
Aggregate Intrinsic
   Value(1)...............                   (euro)     -(2)                     $     64.0                      $         -(2)
                                             ===============                    =============                    ================
Weighted Average
   Remaining
   Contractual Term
   (in years).............           5.54                               3.16                             2.9
                           ==============                     ===============                   ===============

        (1) Intrinsic value, presented in millions, is calculated as the excess of the closing market price on December 31, 2009 of the respective underlying shares over the strike prices of the option awards.

        (2) The aggregate intrinsic value on options outstanding, exercisable and expected to vest is negative and is therefore presented as zero in the table above.

        Cash proceeds received from employee exercises of options to purchase AXA ADRs in 2009 was $15.8 million. The intrinsic value related to employee exercises of options to purchase AXA ADRs during 2009, 2008 and 2007 were $7.7 million, $43.5 million and $141.4 million, respectively, resulting in amounts currently deductible for tax purposes of $2.7 million, $14.6 million and $48.0 million, respectively, for the periods then ended. In 2009, 2008 and 2007, windfall tax benefits of approximately $2.3 million, $10.0 million and $34.3 million, respectively, resulted from employee exercises of stock option awards.

        At December 31, 2009, AXA Financial held 1.3 million AXA ADRs in treasury at a weighted average cost of approximately $25.38 per ADR, of which approximately 1.1 million were designated to fund future exercises of outstanding employee stock options and the remainder of approximately
        0.2 million units was available for general corporate purposes, including funding other stock-based compensation programs. These AXA ADRs were obtained primarily by exercise of call options that had been purchased by AXA Financial beginning in fourth quarter 2004 to mitigate the U.S. dollar price and foreign exchange risks associated with funding exercises of employee stock options. These call options expired on November 23, 2009. During 2009, AXA Financial utilized approximately 1.0 million AXA ADRs from treasury to fund exercises of employee stock options. Outstanding employee options to purchase AXA ordinary shares began to become exercisable on March 29, 2007, coincident with the second anniversary of the first award made in 2005, and exercises of these awards are funded by newly issued AXA ordinary shares.

        For the purpose of estimating the fair value of employee stock option awards, the Company applies the Black-Scholes-Merton formula and attributes the result over the requisite service period using the graded-vesting method. A Monte-Carlo simulation approach was used to model the fair value of the conditional vesting feature of the awards of options to purchase AXA ordinary shares. Shown below are the relevant input assumptions used to derive the fair values of options awarded in 2009, 2008 and 2007, respectively.

                                                 AXA Ordinary Shares               AllianceBernstein Holding Units
                                           ---------------------------------   ----------------------------------------
                                             2009       2008        2007           2009          2008         2007
                                           --------   ---------   ----------   ------------   ----------   ------------

        Dividend yield....................  10.69%      7.12%       4.10%         5.2-6.1%        5.4%       5.6-5.7%

        Expected volatility...............   57.5%      34.7%       27.5%          0-44.6%       29.3%     27.7-30.8%

        Risk-free interest rates..........   2.74%      4.19%       4.40%         1.6-2.1%        3.2%       3.5-4.9%

        Expected life in years............    5.5        6.0         5.5          6.0-6.5         6.0        6.0-9.5

        Weighted average fair value per
          option at grant date............ $ 2.57     $ 5.70      $ 9.61       $     3.52     $ 10.85      $   15.96

        For 2009, 2008 and 2007, the Company recognized compensation costs for employee stock options of $20.2 million, $27.0 million, and $38.8 million, respectively. As of December 31, 2009, approximately $53.5 million of unrecognized compensation cost related to unvested employee stock option awards, net of estimated pre-vesting forfeitures, is expected to be recognized by the Company over a weighted average period of 4.2 years.

        Restricted Awards. Under the Stock Incentive Plan, AXA Financial grants restricted AXA ADRs to employees of its subsidiaries. Generally, all outstanding restricted AXA ADR awards have vesting terms ranging from three to five years. Under The Equity Plan for Directors (the "Equity Plan"), AXA Financial grants non-officer directors restricted AXA ADRs and unrestricted AXA ADRs annually. Similarly, AllianceBernstein awards restricted AllianceBernstein Holding Units to independent directors of its General Partner. In addition, under its Century Club Plan, awards of restricted AllianceBernstein Holding Units that vest ratably over three years are made to eligible AllianceBernstein employees whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds.

        In 2009, AllianceBernstein awarded approximately 1.4 million restricted Holding Units in connection with certain employment and separation agreements with vesting terms ranging from two to five years. In addition, approximately 8.4 million restricted Holding Units were granted by AllianceBernstein under its 2009 incentive compensation program with ratable vesting over a four year period. The aggregate grant date fair values of these 2009 restricted Holding Unit awards was approximately $256.6 million. On December 19, 2008, in accordance with the terms of his employment agreement, AllianceBernstein awarded Mr. Kraus, Chairman and CEO of AllianceBernstein, approximately 2.7 million restricted AllianceBernstein Holding Units with a grant date fair value of $19.20 per Holding Unit. These Holding Units vest ratably over a 5-year period and are subject to accelerated vesting.

        For 2009, 2008 and 2007, respectively, the Company recognized compensation costs of $44.6 million, $6.1 million and $8.6 million for awards outstanding under these restricted award plans. The fair values of awards made under these plans are measured at the date of grant by reference to the closing price of the unrestricted shares, and the result generally is attributed over the shorter of the requisite service period, the performance period, if any, or to the date at which retirement eligibility is achieved and subsequent service no longer is required for continued vesting of the award. At December 31, 2009, approximately 12.5 million restricted awards remain unvested, including restricted awards of AllianceBernstein Holding units. At December 31, 2009, approximately $236.6 million of unrecognized compensation cost related to these unvested awards, net of estimated pre-vesting forfeitures, is expected to be recognized over a weighted average period of 3.9 years.

        The following table summarizes unvested restricted AXA ADR activity for 2009.

                                                                  Weighted
                                                 Shares of        Average
                                                Restricted       Grant Date
                                                   Stock         Fair Value
                                              --------------   ---------------

        Unvested as of January 1, 2009.......      461,102      $      31.92
        Granted..............................       63,088      $      12.30
        Vested...............................      118,626      $      22.31
        Forfeited............................        1,079
                                              --------------
        Unvested as of December 31, 2009.....      404,485      $      31.74
                                              ==============

        Restricted AXA ADRs vested in 2009, 2008 and 2007 had aggregate vesting date fair values of approximately $1.5 million, $3.3 million and $7.0 million, respectively. In 2008, 149,413 restricted AXA ADRs were granted, having an aggregate grant-date fair value of $5.6 million.

        Tandem SARs/NSOs. In January 2001, certain employees exchanged fully vested in-the-money AXA ADR options for tandem Stock Appreciation Rights/AXA ADR non-statutory options ("tandem SARs/NSOs") of then-equivalent intrinsic value. The Company recorded compensation expense for these fully-vested awards of $(0.5) million, $(5.5) million and zero for 2009, 2008 and 2007, respectively, reflecting the impact in those periods of the change in the market price of the AXA ADR on the cash-settlement value of the SARs component of the outstanding tandem SARs/NSOs. The value of these tandem SARs/NSOs at December 31, 2009 and 2008 was $0.7 million and $1.2 million, respectively. At December 31, 2009, 133,266 tandem SARs/NSOs were outstanding, for which the SARs component had maximum value of $2.0 million. Approximately 80% of these tandem SARs/NSOs expired on February 16, 2010, with the remainder to expire in third quarter 2010. During 2009, 2008 and 2007, respectively, approximately 11,368, 0.7 million and 0.4 million of these awards were exercised at an aggregate cash-settlement value of $0.1 million, $9.2 million and $7.2 million.

        SARs. On March 20, 2009, 129,722 Stock Appreciation Rights ("SARs") with a 4-year cliff-vesting schedule were granted to certain associates of AXA Financial subsidiaries. These SARs entitle the holder to a cash payment equal to any appreciation in the value of the AXA ordinary share over 10.00 Euros as of the date of exercise. At December 31, 2009, 731,959 million SARs were outstanding, having weighted average remaining contractual term of 8.0 years. The accrued value of SARs at December 31, 2009 and 2008 was $1.1 million and $0.4 million, respectively, and recorded as liabilities in the consolidated balance sheets. For 2009, 2008 and 2007, the Company recorded compensation expense for SARs of $0.7 million, $(2.3) million and $1.0 million, respectively, reflecting the impact in those periods of the changes in their fair values as determined by applying the Black Scholes-Merton formula and assumptions used to price employee stock option awards.

        AXA Shareplan. In 2009, eligible employees of participating AXA Financial subsidiaries were offered the opportunity to reserve a subscription to purchase newly issued AXA stock, subject to plan limits, under the terms of AXA Shareplan 2009. Similar to the AXA Shareplan programs previously offered in 2001 through 2008, the plan offered two investment alternatives that, with limited exceptions, restrict sale or transfer of the purchased shares for a period of five years. "Investment Option A" permitted participants to purchase AXA ADRs at a 20% formula discounted price of $22.06 per share. "Investment Option B" permitted participants to purchase AXA ordinary shares at the same formula discounted price on a leveraged basis with a guaranteed return of initial investment plus a variable percentage of any appreciation in the value of the total shares purchased. The Company recognized compensation expense of $7.0 million in 2009, $1.1 million in 2008 and $27.7 million in 2007 in connection with each respective year's offering of AXA Shareplan, representing the aggregate discount provided to participants for their purchase of AXA stock under each of those plans, as adjusted for the post-vesting, five-year holding period. Participants in AXA Shareplans 2009, 2008 and 2007 primarily invested under Investment Option B for the purchase of approximately 5.5 million, 6.5 million and
        5.3 million AXA ordinary shares, respectively.

        AXA Miles Program. On July 1, 2007, under the terms of the AXA Miles Program 2007, the AXA Management Board granted 50 AXA Miles to every employee of AXA for purpose of enhancing long-term employee-shareholder engagement. Each AXA Mile represents the right to receive one unrestricted AXA ordinary share on July 1, 2011, conditional only upon continued employment with AXA at the close of the four-year cliff-vesting period with exceptions for retirement, death, and disability. For AXA Financial participants, settlement of the right to receive each unrestricted AXA ordinary share will be made in the form of an AXA ADR. The grant date fair value of approximately 449,400 AXA Miles awarded to employees of AXA Financial's subsidiaries was approximately $19.4 million, measured as the market equivalent of a vested AXA ordinary share. Beginning on July 1, 2007, the total fair value of this award, net of expected forfeitures, has been expensed over the shorter of the vesting term or to the date at which the participant becomes retirement eligible. For 2009, 2008 and 2007, respectively, AXA Financial Group recognized compensation expense of approximately $1.8 million, $1.9 million and $5.4 million in respect of this grant of AXA Miles. Provided certain performance targets are achieved, an additional allocation of 50 AXA Miles per employee will be considered for future award under terms then-to-be-determined and approved by the AXA Management Board.

14)     NET INVESTMENT (LOSS) INCOME AND INVESTMENT GAINS (LOSSES), NET

        The following table breaks out Net investment (loss) income by asset category:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Fixed maturities...................................  $    1,582.3        $    1,668.6       $    1,728.5
        Mortgage loans on real estate......................         231.3               251.7              233.5
        Equity real estate.................................           5.7                11.7               14.2
        Other equity investments...........................         (67.8)             (110.9)             236.6
        Policy loans.......................................         238.3               251.3              255.9
        Short-term investments.............................          20.5                30.8               55.1
        Derivative investments.............................      (3,079.4)            7,302.1               86.6
        Broker-dealer related receivables..................          14.8                65.5              234.6
        Trading securities.................................         137.2              (343.5)              29.5
        Other investment income............................          14.2                27.9               51.7
                                                            -----------------   ----------------   -----------------
          Gross investment (loss) income...................        (902.9)            9,155.2            2,926.2

        Investment expenses................................         (73.2)              (64.7)             (78.1)
        Interest expense...................................          (4.4)              (36.5)            (194.4)
                                                            -----------------   ----------------   -----------------

        Net Investment (Loss) Income.......................  $     (980.5)       $    9,054.0       $    2,653.7
                                                            =================   ================   =================

        For 2009, 2008 and 2007, respectively, Net investment (loss) income from derivatives included $(1,769.1) million, $6,622.6 million and $16.4 million of realized (losses) gains on contracts closed during those periods and $(1,310.3) million, $679.5 million and $70.2 million of unrealized (losses) gains on derivative positions at each respective year end.

        Investment gains (losses), net including changes in the valuation allowances, are as follows:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Fixed maturities...................................  $        (2.5)      $     (367.3)      $      (55.6)
        Mortgage loans on real estate......................            -                  2.3                7.8
        Equity real estate.................................            (.1)              (1.6)               7.3
        Other equity investments...........................           53.3               11.5               16.9
        Other(1)...........................................            3.0               16.6               16.4
                                                            -----------------   ----------------   -----------------
        Investment Gains (Losses), Net.....................  $        53.7       $     (338.5)      $       (7.2)
                                                            =================   ================   =================

        (1) In 2008 and 2007, respectively, AllianceBernstein issued units to its employees under long-term incentive plans. As a result of these transactions, the Company recorded non-cash realized gains of $9.9 million and $15.5 million for 2008 and 2007, respectively. In 2009, the FASB issued new guidance in which a gain or loss will be recognized only when an entity loses control and deconsolidates a subsidiary. As a result, in 2009, no gain or loss was recorded on these transactions.

        Writedowns of fixed maturities were $163.4 million, $285.9 million and $79.0 million in 2009, 2008 and 2007, respectively. There were no writedowns of mortgage loans on real estate in 2009, 2008 and 2007. There were no writedowns of equity real estate in 2009, 2008 and 2007.

        For 2009, 2008 and 2007, respectively, proceeds received on sales of fixed maturities classified as AFS amounted to $2,900.7 million, $324.4 million and $1,554.6 million. Gross gains of $319.5 million, $3.3 million and $12.6 million and gross losses of $127.8 million, $94.5 million and $20.3 million were realized on these sales in 2009, 2008 and 2007, respectively. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2009, 2008 and 2007 amounted to $2,353.4 million, $(2,525.8) million and $(376.4) million, respectively.

        For 2009, 2008 and 2007, respectively, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances totaled $39.5 million, $47.7 million and $52.7 million.

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

        The net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balance, Attributable to AXA Equitable,
          beginning of year................................ $     (1,270.8)     $       103.6      $       282.2
        Changes in unrealized investment gains
          (losses) on investments..........................        2,494.0           (2,608.8)            (380.5)
        Impact of unrealized investment gains (losses)
          attributable to:
            Participating group annuity contracts, Closed
               Block policyholder dividend
               obligation and other........................           58.2             (163.7)              24.8
            DAC............................................         (578.4)             582.0               83.5
            Deferred income tax (expense) benefit..........         (704.6)             746.2              103.4
                                                            -----------------   ----------------   -----------------
        Total..............................................           (1.6)          (1,340.7)             113.4
        Less: Changes in unrealized investment (gains)
          losses attributable to noncontrolling interest...          (66.2)              69.9               (9.8)
                                                            -----------------   ----------------   -----------------
        Balance Attributable to AXA Equitable,
          End of Year...................................... $       (67.8)      $    (1,270.8)     $       103.6
                                                           =================   ================   =================

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities............................... $         33.0      $    (2,450.4)     $       155.5
            Other equity investments.......................            8.5               (2.1)               0.8
                                                            -----------------   ----------------   -----------------
              Total........................................           41.5           (2,452.5)             156.3
          Impact of unrealized investment (losses) gains
            attributable to:
            Participating group annuity contracts, Closed
               Block policyholder dividend
               obligation and other........................          (70.4)            (128.6)              35.1
            DAC............................................          (23.3)             555.1              (26.9)
            Deferred income tax (expense) benefit .........           (0.6)             704.0              (42.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................          (52.8)          (1,322.0)             122.3
        Less: (Income) loss attributable to
          noncontrolling interest..........................          (15.0)              51.2              (18.7)
                                                            -----------------   ----------------   -----------------
        Balance Attributable to AXA Equitable,
          End of Year...................................... $        (67.8)     $    (1,270.8)     $       103.6
                                                            =================   ================   =================

15)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Income tax expense:
          Current (benefit) expense .......................  $       (81.1)      $     (319.7)      $      464.0
          Deferred (benefit) expense.......................       (1,191.0)           2,010.2              288.5
                                                            -----------------   ----------------   -----------------
        Total..............................................  $    (1,272.1)      $    1,690.5       $      752.5
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects are as follows:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Expected income tax (benefit) expense..............  $    (1,077.5)      $    1,885.1       $      937.5
        Noncontrolling interest............................         (104.8)            (132.3)            (227.3)
        Separate Accounts investment activity..............          (71.6)             (66.5)             (52.0)
        Non-taxable investment (loss) income...............          (26.9)              26.1              (21.7)
        Adjustment of tax audit reserves...................           (7.4)               9.9               21.5
        State income taxes.................................           11.6               20.5               50.2
        AllianceBernstein Federal and foreign taxes........            6.3              (53.3)              40.2
        Other..............................................           (1.8)               1.0                4.1
                                                            -----------------   ----------------   -----------------
        Income Tax (Benefit) Expense.......................  $    (1,272.1)      $    1,690.5       $      752.5
                                                            =================   ================   =================

        On August 16, 2007, the IRS issued Revenue Ruling 2007-54 that purported to change accepted industry and IRS interpretations of the statutes governing the computation of the Separate Account dividends received deduction ("DRD"). This ruling was suspended on September 25, 2007 in Revenue Ruling 2007-61, and the U.S. Department of the Treasury (the "Treasury") indicated that it would address the computational issues in a regulation project. Any regulations that the Treasury ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. The ultimate timing and substance of any such regulations are unknown, but they could result in the elimination of some or all of the Separate Account DRD tax benefit that the Company receives.

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2009                  December 31, 2008
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)

        Compensation and related benefits......  $     438.0      $        -        $      297.1      $       -
        Reserves and reinsurance...............          -               878.7               -            1,465.8
        DAC....................................          -             2,307.6               -            2,209.5
        Unrealized investment losses...........         40.2               -               683.6              -
        Investments............................          -               584.7               -              722.2
        Other..................................         67.0               -                 -               47.0
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     545.2      $    3,771.0      $      980.7      $   4,444.5
                                                ===============  ================  ===============   ===============

        The Company provides income taxes on the undistributed earnings of non-U.S. corporate subsidiaries except to the extent that such earnings are permanently invested outside the United States. As of December 31, 2009, $534.4 million of accumulated undistributed earnings of non-U.S. corporate subsidiaries were permanently invested. At existing applicable income tax rates, additional taxes of approximately $88.1 million would need to be provided if such earnings were remitted.

        At December 31, 2009, the total amount of unrecognized tax benefits was $599.9 million, of which $425.5 million would affect the effective rate and $174.4 million was temporary in nature. At December 31, 2008, the total amount of unrecognized tax benefits was $506.6 million, of which $372.6 million would affect the effective rate and $134.0 million was temporary in nature.

        The Company recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. Interest and penalties included in the amounts of unrecognized tax benefits at December 31, 2009 and 2008 were $81.0 million and $77.3 million, respectively. Tax (benefit) expense for 2009, 2008 and 2007, respectively, reflected $3.7 million, $8.7 million and $22.5 million in interest related to unrecognized tax benefits.

        A reconciliation of unrecognized tax benefits (excluding interest and penalties) follows:

                                                                    2009               2008               2007
                                                              ----------------   ----------------   ----------------
                                                                                   (IN MILLIONS)
       Balance at January 1...............................    $         428.6    $         343.6    $         325.2
       Additions for tax positions of prior years.........              146.2               81.3               19.2
       Reductions for tax positions of prior years........              (50.2)              (4.9)              (1.5)
       Additions for tax positions of current years.......                1.3                 .9                3.4
       Reductions for tax positions of current year.......                -                  -                 (0.3)
       Settlements with tax authorities...................               (5.8)               7.7               (2.4)
                                                              ----------------   ----------------   ----------------
       Balance, December 31...............................    $         520.1    $         428.6    $         343.6
                                                              ================   ================   ================

        The IRS completed its examination of the Company's 2002 and 2003 Federal corporate income tax returns and issued its Revenue Agent's Report in second quarter 2008. The Company has appealed an issue to the Appeals Office of the IRS. In addition, AllianceBernstein settled various examinations by state and local tax authorities. It is reasonably possible that the total amounts of unrecognized tax benefits will change due to IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

        In 2009, IRS examinations for years subsequent to 2003 for the Company have been initiated. It is reasonably possible that the total amounts of unrecognized tax benefits will change due to IRS proceedings and the addition of new issues for open tax years. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.


16)     DISCONTINUED OPERATIONS

        The Company's discontinued operations include: equity real estate held-for-sale; disposals of businesses; and, through December 31, 2009, Wind-up Annuities. No real estate was held for sale at December 31, 2009 and 2008. The following tables reconcile the Earnings (losses) from discontinued operations, net of income taxes and Gains on disposal of discontinued operations, net of income taxes to the amounts reflected in the consolidated statements of earnings for the three years in the period ended December 31, 2009:

                                                                          2009          2008            2007
                                                                      -------------  ------------   -------------
                                                                                    (IN MILLIONS)

       EARNINGS (LOSSES) FROM DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Wind-up Annuities.............................................  $     (9.7)    $   (27.5)     $      (.1)
       Real estate held-for-sale.....................................        12.4          22.7             6.8
       Disposal of business - Enterprise.............................         -             -               1.0
                                                                      -------------  ------------   -------------
       Total.........................................................  $      2.7     $    (4.8)     $      7.7
                                                                      =============  ============   =============

       GAINS ON DISPOSAL OF DISCONTINUED OPERATIONS,
          NET OF INCOME TAXES:
       Real estate held for sale.....................................  $      -       $     6.3      $      3.2
       Disposal of business - Enterprise.............................         -             -               (.4)
                                                                      -------------  ------------   -------------
       Total.........................................................  $      -       $     6.3      $      2.8
                                                                      =============  ============   =============

        During second quarter 2009, an equity real estate property jointly owned by Wind-up Annuities and AXA Equitable's continuing operations was sold to a wholly owned subsidiary of AXA Financial. Wind-up Annuities recorded book value at the date of sale was of $123.5 million. Proceeds on the sale that were received by Wind-up Annuities' were $319.6 million. In connection with the sale, Wind-up Annuities acquired a $150.0 million mortgage from the affiliate on the property sold and a $50.3 million interest in another equity real estate property from continuing operations.

        Disposal of Businesses
        ----------------------

        In accordance with their October 2006 agreement, during 2007, AXA Financial and its subsidiaries, AXA Equitable, Enterprise and Enterprise Fund Distributors, Inc., ("EFD") transferred to Goldman Sachs Asset Management L.P. ("GSAM") assets of the business of serving as sponsor of and investment manager to 27 of the 31 funds of AXA Enterprise Multi-manager Funds Trust, AXA Enterprise Funds Trust and The Enterprise

        Group of Funds, Inc. (collectively, the "AXA Enterprise Funds") and completed the reorganization of such funds to corresponding mutual funds managed by GSAM. In 2008, AXA Financial completed the reorganization and/or liquidation of the remaining four retail mutual funds in AXA Enterprise Funds of the remaining funds which together had approximately $661.9 million in assets under management as of December 31, 2007. As a result of management's disposition plan, AXA Enterprise Funds advisory and distribution and investment management contracts and operations were reported as Discontinued Operations. In 2007, $0.7 million pre-tax ($0.4 million post-tax) of severance and transaction costs were recorded as a result of the disposition of the funds. Proceeds received in 2007, on the disposition of the AXA Enterprise Funds totaled $26.3 million.

        In 2009 and 2008, there were no impairments recorded on intangible assets associated with AXA Enterprise Fund's investment management contracts based upon fair value. At December 31, 2009 and 2008, there were no assets or liabilities related to these operations.

        Wind-up Annuities
        -----------------

        In 1991, management discontinued the business of Wind-up Annuities, the terms of which were fixed at issue, and which were sold to corporate sponsors of terminated qualified defined benefit plans, and for which a premium deficiency reserve and an allowance for future losses based upon projected future cash flows had been established. Due to the significant decline in in-force business, at December 31, 2009 the remaining assets and liabilities of the Wind-up Annuities were consolidated into the Company's consolidated balance sheet on a line-by-line basis.

        The Company evaluates the need for an allowance for future losses quarterly; the process involved comparison of the current period's results of Wind-up Annuities to previous projections and re-estimation of future expected losses, if appropriate, to determine whether an adjustment was required. Investment and benefit cash flow projections were updated annually as part of the Company's annual planning process. If the Company's analysis in any given period indicates that an allowance for future losses was not necessary, any current period Wind-up Annuities' operating losses or earnings were recognized as (Losses) earnings from discontinued operations, net of income taxes in the consolidated statements of earnings. At December 31, 2009, no allowance for future losses was necessary based upon projections of reasonably assured future net investing and operating cash flows.

        The determination of projected future cash flows involved numerous estimates and subjective judgments regarding the expected performance of invested assets held for the Wind-up Annuities' business and the expected run-off of Wind-up Annuities liabilities. There can be no assurance the projected future cash flows will not differ from the cash flows ultimately realized. To the extent actual results or future projections of Wind-up Annuities are lower than management's current estimates and assumptions and result in operating losses not being offset by reasonably assured future net investing and operating cash flows, an allowance for future losses may be necessary. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, the establishment of a loss allowance liability may result.

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                  2009(1)                2008
                                                                              -----------------    -----------------
                                                                                          (IN MILLIONS)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $530.5 and $661.8)..............................  $      543.5         $      602.1
        Mortgage loans on real estate........................................         150.4                  1.2
        Equity real estate...................................................          92.2                162.2
        Other invested assets................................................          84.4                  1.3
                                                                              -----------------    -----------------
          Total investments..................................................         870.5                766.8
        Other assets.........................................................            .5                 77.1
                                                                              -----------------    -----------------
        Total Assets.........................................................  $      871.0         $      843.9
                                                                              =================    =================

        Policyholders liabilities............................................  $      705.1         $      723.4
        Other liabilities....................................................         165.9                120.5
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $      871.0         $      843.9
                                                                              =================    =================

        (1) Amounts are now included in the consolidated balance sheet at December 31, 2009 on a line-by-line basis.

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $10.2, $19.3 and $19.6)..............  $        60.0       $       64.0       $       64.9
        Investment (losses) gains, net:
          Total OTTI losses................................           (5.1)              (5.6)              (8.6)
          Portion of loss recognized in other
             comprehensive income..........................            -                  -                  -
                                                            -----------------   ----------------   -----------------
               Net impairment losses recognized............           (5.1)              (5.6)              (8.6)
          Other investment (losses) gains, net.............           (1.3)                .8                7.8
                                                            -----------------   ----------------   -----------------
                 Total investment losses, net..............           (6.4)              (4.8)               (.8)
                                                            -----------------   ----------------   -----------------
        Policy fees, premiums and other income.............           (2.8)                .1                 .2
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           50.8               59.3               64.3
                                                            -----------------   ----------------   -----------------

        Benefits and other deductions......................           69.2              101.7               80.0
        Losses charged to the
          allowance for future losses......................            -                  -                (15.6)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................          (18.4)             (42.4)               (.1)

        Income tax benefit ................................            8.7               14.9                -
                                                            -----------------   ----------------   -----------------

        Losses from Wind-up Annuities......................  $        (9.7)      $      (27.5)      $        (.1)
                                                            =================   ================   =================

17)     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

        Accumulated other comprehensive (loss) income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Unrealized gains (losses) on investments........... $          9.2      $    (1,322.0)     $       122.3
        Defined benefit pensions plans.....................         (967.9)            (964.8)            (371.5)
        Impact of implementing new accounting guidance,
          net of taxes.....................................          (62.0)               -                  -
                                                            -----------------   ----------------   -----------------
        Total accumulated other
          comprehensive loss...............................       (1,020.7)          (2,286.8)            (249.2)
        Accumulated other comprehensive (income) loss
          attributable to noncontrolling interest..........          (15.0)              51.2              (18.7)
                                                            -----------------   ----------------   -----------------
        Accumulated Other Comprehensive Loss Attributable
          to AXA Equitable................................. $     (1,035.7)     $    (2,235.6)     $      (267.9)
                                                            =================   ================   =================

        The components of other comprehensive loss for the past three years follow:

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net unrealized gains (losses) on investments:
          Net unrealized gains (losses) arising during
            the period..................................... $      2,391.1      $    (2,533.5)     $      (357.8)
          (Gains) losses reclassified into net (loss)
            earnings during the period.....................         (164.9)              75.3               22.7
                                                            -----------------   ----------------   -----------------
        Net unrealized gains (losses) on investments.......        2,556.0           (2,608.8)            (380.5)
        Adjustments for policyholders liabilities,
            DAC and deferred income taxes..................       (1,224.8)           1,164.5              211.7
                                                            -----------------   ----------------   -----------------

        Change in unrealized gains (losses),
          net of adjustments...............................        1,331.2           (1,444.3)            (168.8)
        Change in defined benefits pension plans...........           (3.1)            (593.3)              78.0
                                                            -----------------   ----------------   -----------------
        Total other comprehensive income (loss),
          net of income taxes..............................        1,328.1           (2,037.6)             (90.8)
        Other comprehensive (income) loss
          attributable to noncontrolling interest..........          (66.2)              69.9               (9.8)
                                                            -----------------   ----------------   -----------------
        Other Comprehensive Income (Loss)
          Attributable to AXA Equitable.................... $      1,261.9      $    (1,967.7)     $      (100.6)
                                                            =================   ================   =================


18)     COMMITMENTS AND CONTINGENT LIABILITIES

        Debt Maturities
        ---------------

        At December 31, 2009, aggregate maturities of the long-term debt, including any current portion of long-term debt, based on required principal payments at maturity were none for 2010-2014 and $200.0 million thereafter.

        Leases
        ------

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under non-cancelable operating leases for 2010 and the four successive years are $203.9 million, $205.2 million, $212.5 million, $218.8 million, $210.7 million and $2,243.3 million thereafter. Minimum future sublease rental income on these non-cancelable operating leases for 2010 and the four successive years is $8.4 million, $5.4 million, $4.0 million, $3.9 million, $3.6 million and $9.4 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under non-cancelable capital leases for 2010 and the four successive years is $0.6 million, $0.5 million, $0.4 million, $0.2 million, $0.1 million and zero thereafter.

        Restructuring
        -------------

        As part of the Company's on-going efforts to reduce costs and operate more efficiently, from time to time, management has approved and initiated plans to reduce headcount and relocate certain operations. The restructuring costs and liabilities associated with the Company's initiatives were as follows:

                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2009                2008               2007
                                                            ------------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year.......................... $        59.6      $        30.7      $        18.3
        Additions  .........................................          79.1               67.9               24.9
        Cash payments ......................................        (111.5)             (33.8)             (10.8)
        Other reductions....................................          (6.9)              (5.2)              (1.7)
                                                            ------------------  -----------------  ------------------
        Balance, End of Year ............................... $        20.3      $        59.6      $        30.7
                                                            ==================  =================  ==================

        Guarantees and Other Commitments
        --------------------------------

        The Company provides certain guarantees or commitments to affiliates, investors and others. At December 31, 2009, these arrangements include commitments by the Company to provide equity financing of $615.1 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $59.8 million of undrawn letters of credit related to reinsurance at December 31, 2009. AXA Equitable had $56.8 million of commitments under existing mortgage loan agreements at December 31, 2009.

        In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCBL incurred in the ordinary course of its business in the event SCBL is unable to meet these obligations. During 2009, AllianceBernstein was not required to perform under the agreement and at December 31, 2009 had no liability outstanding in connection with the agreement.


19)     LITIGATION

        A putative class action entitled Eagan et al. v. AXA Equitable Life Insurance Company was filed in the District Court for the Central District of California in December 2006 against AXA Equitable as plan sponsor and fiduciary for an ERISA retiree health plan. The action was brought by two plan participants on behalf of all past and present employees and agents who received retiree medical benefits from AXA Equitable at any time after January 1, 2004, or who will receive such benefits in 2006 or later, excluding certain retired agents. Plaintiffs allege that AXA Equitable's adoption of a revised version of its retiree health plan in 1993 (the "1993 Plan") was not authorized or effective. Plaintiffs contend that AXA Equitable has therefore breached the retiree health plan by imposing the terms of the 1993 Plan on plaintiffs and other retirees. Plaintiffs allege that, even if the 1993 Plan is controlling, AXA Equitable has violated the terms of the retiree health plan by imposing health care costs and coverages on plaintiffs and other retirees that are not authorized under the 1993 Plan. Plaintiffs also allege that AXA Equitable breached fiduciary duties owed to plaintiffs and retirees by allegedly misrepresenting and failing to disclose information to them. The plaintiffs seek compensatory damages, restitution and injunctive relief prohibiting AXA Equitable from violating the terms of the applicable plan, together with interest and attorneys' fees. In March 2007, AXA Equitable filed a motion to dismiss. In July 2007, the plaintiffs filed an amended complaint that (i) redefined the scope of the class to now include all retired employee and independent contractor agents formerly employed by AXA Equitable who received medical benefits after December 1, 2000 or who will receive such benefits in the future, excluding certain retired agents, and (ii) eliminated the claim based on a breach of fiduciary duty and certain claims related to health care costs. In September 2007, AXA Equitable filed its answer to the amended complaint. In April 2008, the plaintiffs filed a motion for class certification. In January 2009, AXA Equitable filed a motion to dismiss the complaint for lack of subject matter jurisdiction, which was denied by the Court in February 2009. In March 2009, AXA Equitable stipulated to class certification relating to the imposition of a "cap" or "company contribution limit" on the amount it would contribute to retiree's health care costs. In June 2009, AXA Equitable filed an opposition to class certification of the claim in which plaintiffs allege that AXA Equitable improperly replaced certain health care options with purportedly inferior options. In December 2009, the Court denied the health care options class certification, allowing plaintiffs to replead. In January 2010, the plaintiffs filed a second amended complaint. The trial date is currently scheduled for June 2010.

        ALLIANCEBERNSTEIN LITIGATION

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, AllianceBernstein Corporation, AXA Financial, certain investment company funds (the "U.S. Funds") distributed by AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint alleges that certain defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating various securities laws.

        Following October 2003, additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against AllianceBernstein and certain other defendants. In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein.

        In April 2006, AllianceBernstein and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The settlement amount ($30 million), which AllianceBernstein previously accrued and disclosed, has been disbursed. The derivative claims brought on behalf of AllianceBernstein Holding, in which plaintiffs seek an unspecified amount of damages, remain pending.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management intends to vigorously defend against the allegations made by the plaintiffs in the actions described above and believes that the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Management cannot make an estimate of loss, if any, or predict whether or not any of the litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the type of matters described above, a number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, contract administration and other matters. The resolution of the lawsuits alleging these and other claims in the past have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable and AXA Life, like other life and health insurers, from time to time are involved in such litigations. Some of these actions and proceedings filed against AXA Equitable and its subsidiaries have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.


20)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the applicable states' insurance law, a domestic life insurer may, without prior approval of the Superintendent, pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $311.6 million during 2010. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2009, 2008 and 2007, the Insurance Group statutory net income (loss) totaled $1,782.9 million, $(1,074.8) million and $605.8 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $3,838.0 million and $3,588.1 million at December 31, 2009 and 2008, respectively. In 2007, AXA Equitable paid $600.0 million in shareholder dividends; no dividends were paid in 2009 and 2008.

        At December 31, 2009, AXA Equitable, in accordance with various government and state regulations, had $84.4 million of securities on deposit with such government or state agencies.

        In fourth quarter 2008, AXA Equitable issued two $500.0 million surplus notes to AXA Financial. The notes, both of which mature on December 1, 2018, have a fixed interest rate of 7.1%. The accrual and payment of interest expense and the payment of principal related to surplus notes require approval from the New York State Insurance Department ("the NYID"). Interest expense in 2010 will approximate $71.0 million.

        At December 31, 2009 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by NYID and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2009.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from U.S. GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total equity under U.S. GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from U.S. GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under U.S. GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with limited recognition of deferred tax assets while under U.S. GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and U.S. GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under U.S. GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under U.S. GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in U.S. GAAP; (i) computer software development costs are capitalized under U.S. GAAP but expensed under SAP; (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under U.S. GAAP and (k) the fair valuing of all acquired assets and liabilities including intangible assets are required for U.S. GAAP purchase accounting.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by NYID laws and regulations with net earnings and equity on a U.S. GAAP basis.

                                                                  2009               2008                2007
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Net change in statutory surplus and
          capital stock.................................... $        (39.1)     $    (3,414.3)     $        71.7
        Change in AVR......................................          288.9             (808.4)            (167.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................          249.8           (4,222.7)             (95.5)
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (5,995.3)               3.2              415.1
          DAC..............................................          860.4           (2,089.9)             620.1
          Deferred income taxes............................        1,167.0           (4,116.6)            (677.8)
          Valuation of investments.........................         (659.3)           3,695.4                2.8
          Valuation of investment subsidiary...............         (578.9)           5,046.4              461.7
          Change in fair value of GMIB
             reinsurance contracts.........................       (2,565.9)           1,566.8                6.9
          Pension adjustment..............................            17.0            1,389.7                -
          Premiums and benefits ceded to AXA Bermuda......         5,540.8            2,846.7                -
          Issuance of surplus notes.......................             -             (1,000.0)               -
          Shareholder dividends paid......................             -                  -                600.0
          Changes in non-admitted assets...................           29.5              136.9               19.4
          Other, net.......................................          (32.4)             (12.6)            (150.3)
          U.S. GAAP adjustments for Wind-up Annuities .....         (195.5)             (16.7)              31.2
                                                            -----------------   ----------------   -----------------
        U.S. GAAP Net (Loss) Earnings ..................... $     (2,162.8)     $     3,226.6      $     1,233.6
                                                            =================   ================   =================

                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2009               2008                2007
                                                            -----------------   ----------------   ------------------
                                                                                 (IN MILLIONS)

        Statutory surplus and capital stock................ $      3,115.9      $     3,155.0      $     6,569.3
        AVR................................................          722.0              433.1            1,242.7
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        3,837.9            3,588.1            7,812.0
        Adjustments:
          Future policy benefits and policyholders'
             account balances..............................       (1,463.6)          (1,487.3)          (2,270.2)
          DAC..............................................        7,745.2            7,482.0            9,019.3
          Deferred income taxes............................       (3,704.9)          (4,585.1)          (1,089.3)
          Valuation of investments.........................          672.8           (2,312.5)             457.1
          Valuation of investment subsidiary...............       (1,018.9)             588.1           (4,458.3)
          Fair value of GMIB reinsurance contracts.........        2,255.8            4,821.7              124.7
          Deferred cost of insurance ceded
             to AXA Bermuda................................        3,177.5            3,495.8                -
          Non-admitted assets..............................        1,036.2            1,144.0            1,014.5
          Issuance of surplus notes........................       (1,524.9)          (1,524.9)            (524.8)
          Other, net.......................................         (152.2)             141.3               76.0
          U.S. GAAP adjustments for Wind-up Annuities......            -                 12.4                1.5
                                                            -----------------   ----------------   ------------------
        U.S. GAAP Total AXA Equitable Equity............... $     10,860.9      $    11,363.6      $    10,162.5
                                                            =================   ================   ==================

21)     BUSINESS SEGMENT INFORMATION

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2009               2008               2007
                                                            -----------------   ----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT REVENUES:
       Insurance..........................................   $       336.3       $    15,075.4     $     6,903.3
       Investment Management (1)..........................         2,941.7             3,542.7           4,561.8
       Consolidation/elimination..........................           (36.0)              (76.5)            (91.4)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $     3,242.0       $    18,541.6     $    11,373.7
                                                            =================   ================  ==================

        (1) Intersegment investment advisory and other fees of approximately $55.6 million, $93.3 million and $128.9 million for 2009, 2008 and 2007, respectively, are included in total revenues of the Investment Management segment.

       SEGMENT (LOSS) EARNINGS FROM CONTINUING                    2009                2008               2007
          OPERATIONS BEFORE INCOME TAXES:                   -----------------   -----------------  -----------------
                                                                                   (IN MILLIONS)

       Insurance..........................................   $    (3,665.7)     $     4,453.8      $     1,278.0
       Investment Management..............................           588.7              932.2            1,400.5
       Consolidation/elimination..........................            (1.7)               (.4)               -
                                                            -----------------   -----------------  -----------------
       Total (Loss) Earnings from Continuing Operations
          before Income Taxes.............................   $    (3,078.7)     $     5,385.6      $     2,678.5
                                                            =================   =================  =================

                                                                                     DECEMBER 31,
                                                                    ------------------------------------------------
                                                                             2009                     2008
                                                                    -----------------------   ----------------------
                                                                                     (IN MILLIONS)
       SEGMENT ASSETS:
       Insurance..........................................            $    139,202.3           $    123,757.3
       Investment Management..............................                  10,770.7                 12,520.2
       Consolidation/elimination..........................                     (68.6)                   (11.2)
                                                                    -----------------------   ----------------------
       Total Assets.......................................            $    149,904.4           $    136,266.3
                                                                    =======================   ======================

        In accordance with SEC regulations, securities with a fair value of $947.9 million and $2,547.9 million have been segregated in a special reserve bank custody account at December 31, 2009 and 2008, respectively, for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

22)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2009 and 2008 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)
        2009
        ----
        Total Revenues................ $      1,320.3     $     (1,033.8)     $     1,685.1        $     1,270.4
                                       =================  =================   ==================   ==================

        Loss from Continuing
          Operations, Net of Income
          Taxes....................... $       (315.4)    $     (1,347.4)     $      (140.6)       $      (362.1)
                                       =================  =================   ==================   ==================

        Net Loss, Attributable to
          AXA Equitable............... $       (310.3)    $     (1,343.9)     $      (145.1)       $      (363.5)
                                       =================  =================   ==================   ==================

        2008
        ----
        Total Revenues................ $      3,782.6     $      2,401.3      $     3,377.7        $     8,980.0
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations, Net of
          Income Taxes................ $        595.6     $        505.1      $        91.6        $     2,032.8
                                       =================  =================   ==================   ==================

        Net Earnings, Attributable to
          AXA Equitable............... $        607.4     $        510.6      $        96.6        $     2,012.0
                                       =================  =================   ==================   ==================

                                     PART C

                               OTHER INFORMATION
                               -----------------

Item 24. Financial Statements and Exhibits.

         (a) The following Financial Statements are included in Part B of the Registration Statement:

               The financial statements of AXA Equitable Life Insurance Company and Separate Account No. 49 will be included in the Statement of Additional Information and filed by Pre-Effective Amendment.

         (b) Exhibits.

         The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

         1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

         2.   Not applicable.

         3. (a) Form of Distribution Agreement among Equitable Distributors, Inc., Separate Account Nos. 45 and 49 and The Equitable Life Assurance Society of the United States, previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

              (b) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of certain separate accounts and Equitable Distributors, Inc., previously filed with this Registration Statement, File No. 333-05593 on May 1, 1998.

              (c) Form of Sales Agreement among Equitable Distributors, Inc., as Distributor, a Broker-Dealer (to be named) and a General Agent (to be named), previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

              (d) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 previously filed with this Registration Statement File No. 333-05593 on April 25, 2001.

              (e) Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with this Registration Statement, File No. 333-05593, on April 25, 2001.

              (f) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed
                   April 19, 2004.

              (g) First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

              (h) Second Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

              (i) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, previously filed with this Registration Statement, File No. 333-05593, on April 20, 2005.

              (j) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, previously filed with this Registration Statement, File No. 333-05593, on April 20, 2005.

              (k) First Amendment to Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life Separate Accounts more particularly described in the Distribution Agreement and Equitable Distributors, Inc. incorporated herein by reference to
                   Exhibit 3(j) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

               (l) Third Amendment to General Agent Sales Agreement dated as of
                   January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(k) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

               (m) Fourth Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to
                   Exhibit 3(l) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

               (n) Fifth Amendment, dated as of November 1, 2006, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 4(p), filed on April 24, 2007.

               (o) Sixth Amendment, dated as of February 15, 2008, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(q), filed on April 20, 2009.

               (p) Seventh Amendment, dated as of February 15, 2008, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(r), filed on April 20, 2009.

               (q) Eighth Amendment, dated as of November 1, 2008, to General
                   Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) to Exhibit 3(s), filed on April 20, 2009.

          4. (a) Form of Endorsement Applicable to Traditional IRA (Form No. 2010IRA-I-PCS) is filed herewith.

               (b) Form of Endorsement Applicable to Non-Qualified Contracts
                   (Form No. 2010NQ-I-PCS) is filed herewith.

               (c) Form of Endorsement Applicable to Roth IRA Contracts (Form
                   No. 2010ROTH-I-PCS) is filed herewith.

               (d) Form of Flexible Premium Deferred Variable and Index Linked
                   Annuity Contract (Form No. 2010PCSBASE-I-A) is filed herewith.

               (e) Form of Data Page (Part A - Personal Data) (Form
                   No. 2010PCSDP) is filed herewith.

               (f) Form of Data Page (Part C - Charges) (Form No. 2010PCSDP-ADV)
                   is filed herewith.

               (g) Form of Data Page (Part C - Charges) (Form No. 2010PCSDP-B)
                   is filed herewith.

         5.    (a)     Form of Enrollment Form/Application 2010 PCS App 01 (AXA
                       Advisors) is filed herewith.

               (b) Form of Enrollment Form/Application 2010 PCS App 02 (AXA Distributors) is filed herewith.

               (c) Form of Enrollment Form/Application 2010 PCSI App 01 (AXA Advisors) is filed herewith.

               (d) Form of Enrollment Form/Application 2010 PCSI App 02 (AXA Distributors) is filed herewith.

         6.   (a)      Restated Charter of Equitable, as amended January 1,
                       1997, previously filed with this Registration Statement
                       No. 333-05593 on March 6, 1997.

              (b) By-Laws of Equitable, as amended November 21, 1996, previously filed with this Registration Statement No. 333-05593 on March 6, 1997.

              (c) By-Laws of AXA Equitable, as amended September 7, 2004, filed with this Registration Statement File No. 333-05593.

              (d) Restated Charter of AXA Equitable, as amended December 6, 2004, incorporated herein by reference to Exhibit No. 3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.

         7.   Not applicable.

         8.   (a)      Form of Participation Agreement among EQ Advisors Trust
                       Equitable, Equitable Distributors, Inc. and EQ Financial
                       Consultants, Inc., (now AXA Advisors, LLC) incorporated by reference to the Registration Statement of EQ
                       Advisors Trust on Form N-1A. (File Nos. 333-17217 and
                       811-07953). Filed August 28, 1997.

              (b) Form of Participation Agreement among AXA Premier VIP Trust, Equitable Distributors, Inc., AXA Distributors, LLC, and AXA Advisors, LLC, previously filed with this Registration Statement File No. 333-60730 on December 5, 2001.

              (c) Form of Participation Agreement among EQ Advisors Trust, Equitable, AXA Distributors LLC and AXA Advisors, LLC, incorporated herein by reference to Exhibit 23.(h)(4)(ix) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A to the Registration Statement of EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on January 15, 2004.

              (d) Participation Agreement by and Among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on Behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (e) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company, AllianceBernstein L.P., and AllianceBernstein Investments, Inc., previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (f) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (g) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (h) Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation, and The Equitable Life Assurance Society of the United States, dated May 1, 2003, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (i) Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/ Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (j) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, L.P., and Goldman, Sachs & Co., dated October 20, 2009, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (k) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (l) Form of Fund Participation Agreement among AXA Equitable Life Insurance Company, Lazard Retirement Series, Inc., and Lazard Asset Management Securities LLC, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (m) Participation Agreement among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, dated July 18, 2002, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (n) Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (o)(i) Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (o)(ii) Form of Third Amendment to the Participation Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (p)(i)  Participation Agreement among MONY Life Insurance
                       Company, ProFunds, and ProFunds Advisors LLC, dated May 1, 2002, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (p)(ii) Form of Amendment No. 1 to the Participation Agreement, (the "Agreement") dated May 1, 2002 by and among MONY Life Insurance Company, ProFunds and ProFunds Advisors LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (q)(i) Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and MONY Life Insurance Company, dated August 7, 2000, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

              (q)(ii) Form of Amendment No. 1 to the Participation Agreement, (the "Agreement") dated August 7, 2000 by and among MONY Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Associates Corporation (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on November 16, 2009.

         9.   Opinion and Consent of Counsel of AXA Equitable is filed herewith.

         10.  (a)      Consent of PricewaterhouseCoopers LLP is filed herewith.

              (b)      Powers of Attorney are filed herewith.

         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

Item 25. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
30 Beekman Place, Apt. 8A
New York, NY 10022

Danny L. Hale                               Director
900 20th Avenue South
Nashville, TN 37212

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Peter S. Kraus                              Director
Alliance Bernstein Corporation
1345 Avenue of the Americas
New York, NY 10105

Scott D. Miller                             Director
SSA & Company
315 East Hopkins Avenue
Suite 401
Aspen, CO 81611

Joseph H. Moglia                            Director
TD Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutsky                            Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834

Richard C. Vaughan                          Director
764 Lynnmore Lane
Naples, FL 34108-7522

OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

OTHER OFFICERS
--------------

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Executive Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Chief Accounting Officer

*Jennifer Blevins                           Executive Vice President

*Mary Fernald                               Senior Vice President and
                                            Chief Underwriting Officer

*David Kam                                  Senior Vice President and Actuary

*Richard S. Dziadzio                        Executive Vice President and
                                            Chief Financial Officer

*Barbara Goodstein                          Executive Vice President

*Andrew J. McMahon                          Executive Vice President

*Claude Methot                              Executive Vice President

*Andrew Raftis                              Senior Vice President and Auditor

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*James F. Mullery                           Senior Vice President

*Anne M. Katcher                            Senior Vice President and
                                            Senior Actuary

*Anthony F. Recine                          Senior Vice President,
                                            Chief Compliance Officer and
                                            Associate General Counsel

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Dave S. Hattem                             Senior Vice President and
                                            Deputy General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Michel Perrin                              Senior Vice President and Actuary

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Executive Vice President and
                                            Chief Actuary

*James A. Shepherdson                       Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

          Separate Account No. 49 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

          AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

          Set forth below are the subsidiary charts for the Holding Company and
AXA:

The AXA Group Organizational Charts January 1st, 2010, is incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-160951) filed on July 26, 2010.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------
        AS OF :  JUNE 30, 2010

                                                                                 State of    State of
                                                                    Type of     Incorp. or   Principal   Federal
                                                                   Subsidiary    Domicile    Operation   Tax ID #
                                                                   ----------    --------    ---------   ---------

                                                                                -------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                             DE          NY      13-3623351
---------------------------------------------------------------------------------------------------------------------
  MONY Agricultural Investment Advisers, Inc.                      Operating        DE          CO      75-2961816
  -------------------------------------------------------------------------------------------------------------------
  MONY Capital Management, Inc.                                    Operating        DE          NY      13-4194065
  -------------------------------------------------------------------------------------------------------------------
  MONY Asset Management, Inc.                                      Operating        DE          NY      13-4194080
  -------------------------------------------------------------------------------------------------------------------
  787 Holdings, LLC                                                Operating        DE          NY      See Note 19
  -------------------------------------------------------------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Notes 2 & 16)                            DE          NY      52-2197822
  -------------------------------------------------------------------------------------------------------------------
    AXA Financial (Bermuda) Ltd.*                                  Insurance     Bermuda      Bermuda   14-1903564
    -----------------------------------------------------------------------------------------------------------------
    AXA Distribution Holding Corporation  (Note 2)                                  DE          NY      13-4078005
    -----------------------------------------------------------------------------------------------------------------
      AXA Advisors, LLC     (Note 5)                                                DE          NY      13-4071393
      ---------------------------------------------------------------------------------------------------------------
      AXA Network, LLC     (Note 6)                                Operating        DE          NY      06-1555494
      ---------------------------------------------------------------------------------------------------------------
         AXA Network of Alabama, LLC                               Operating        AL          AL      06-1562392
         ------------------------------------------------------------------------------------------------------------
         AXA Network of Connecticut, Maine and New York, LLC       Operating        DE          NY      13-4085852
         ------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of Massachusetts, LLC        Operating        MA          MA      04-3491734
         ------------------------------------------------------------------------------------------------------------
         AXA Network of Nevada, Inc.                               Operating        NV          NV      13-3389068
         ------------------------------------------------------------------------------------------------------------
         AXA Network of Puerto Rico, Inc.                          Operating       P.R.        P.R.     66-0577477
         ------------------------------------------------------------------------------------------------------------
         AXA Network Insurance Agency of Texas, Inc.               Operating        TX          TX      75-2529724
      ---------------------------------------------------------------------------------------------------------------
      PlanConnect, LLC                                             Operating        DE          NY      27-1540220
    -----------------------------------------------------------------------------------------------------------------
    AXA Equitable Life Insurance Company (Note 2 & 9) *             Insurance       NY          NY      13-5570651
    -----------------------------------------------------------------------------------------------------------------
      Equitable Deal Flow Fund, L.P.                               Investment       DE          NY      13-3385076
      ---------------------------------------------------------------------------------------------------------------
         Equitable Managed Assets, L.P.                            Investment       DE          NY      13-3385080
      ---------------------------------------------------------------------------------------------------------------
      Real Estate Partnership Equities (various)                   Investment       **                       -
      ---------------------------------------------------------------------------------------------------------------
      Equitable Holdings, LLC  (Notes 3 & 4)                          HCO           NY          NY      22-2766036
      ---------------------------------------------------------------------------------------------------------------
         See Attached Listing A
      ---------------------------------------------------------------------------------------------------------------
      ACMC, LLC     (Note 4)                                          HCO           DE          NY      13-2677213
      ---------------------------------------------------------------------------------------------------------------
      EVSA, Inc.                                                   Investment       DE          PA      23-2671508
    -----------------------------------------------------------------------------------------------------------------
    AXA Equitable Life and Annuity Company * (Note 10, 17 & 18)     Insurance       NY          NY      13-3198083
    -----------------------------------------------------------------------------------------------------------------
    MONY Life Insurance Company *                                   Insurance       NY          NY      13-1632487
    -----------------------------------------------------------------------------------------------------------------
          See Attached Listing C
          -----------------------------------------------------------------------------------------------------------


                                                                                 Parent's
                                                                    Number of   Percent of
                                                                      Shares     Ownership           Comments
                                                                      Owned     or Control   (e.g., Basis of Control)
                                                                      -----     ----------   ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
-------------------------------------------------------------------
  MONY Agricultural Investment Advisers, Inc.                                     100.00%
  -----------------------------------------------------------------
  MONY Capital Management, Inc.                                                   100.00%
  -----------------------------------------------------------------
  MONY Asset Management, Inc.                                                     100.00%
  -----------------------------------------------------------------
  787 Holdings, LLC                                                               100.00%
  -----------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Notes 2 & 16)                     -    100.00%
  -----------------------------------------------------------------
    AXA Financial (Bermuda) Ltd.*                                       250,000   100.00%
    ---------------------------------------------------------------
    AXA Distribution Holding Corporation  (Note 2)                        1,000   100.00%
    ---------------------------------------------------------------
      AXA Advisors, LLC     (Note 5)                                         -    100.00%
      -------------------------------------------------------------
      AXA Network, LLC     (Note 6)                                          -    100.00%
      -------------------------------------------------------------
         AXA Network of Alabama, LLC                                         -    100.00%
         ----------------------------------------------------------
         AXA Network of Connecticut, Maine and New York, LLC                 -    100.00%
         ----------------------------------------------------------
         AXA Network Insurance Agency of Massachusetts, LLC                  -    100.00%
         ----------------------------------------------------------
         AXA Network of Nevada, Inc.                                              100.00%
         ----------------------------------------------------------
         AXA Network of Puerto Rico, Inc.                                         100.00%
         ----------------------------------------------------------
         AXA Network Insurance Agency of Texas, Inc.                      1,050   100.00%
      -------------------------------------------------------------
      PlanConnect, LLC                                                            100.00%
    ---------------------------------------------------------------
    AXA Equitable Life Insurance Company (Note 2 & 9) *               2,000,000   100.00%    NAIC # 62944
    ---------------------------------------------------------------
      Equitable Deal Flow Fund, L.P.                                         -         -     G.P. & L.P.
      -------------------------------------------------------------
         Equitable Managed Assets, L.P.                                      -         -     G.P.
      -------------------------------------------------------------
      Real Estate Partnership Equities (various)                             -         -     **
      -------------------------------------------------------------
      Equitable Holdings, LLC  (Notes 3 & 4)                                 -    100.00%
      -------------------------------------------------------------
         See Attached Listing A
      -------------------------------------------------------------
      ACMC, LLC     (Note 4)                                          5,000,000   100.00%
      -------------------------------------------------------------
      EVSA, Inc.                                                             50   100.00%
    ---------------------------------------------------------------
    AXA Equitable Life and Annuity Company * (Note 10, 17 & 18)                   100.00%
    ---------------------------------------------------------------
    MONY Life Insurance Company *                                                 100.00%
    ---------------------------------------------------------------
          See Attached Listing C
          ---------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------

      * Affiliated Insurer
     ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of AXA Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.
    *** All subsidiaries are corporations, except as otherwise noted.

        1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

        2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
               Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
               Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
               Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.
               Effective November 30, 2007, the name of AXA Financial Services, LLC was changed to AXA Equitable Financial Services, LLC.

        3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

        4. In October 1999, AllianceBernstein Holding L.P. ("AllianceBernstein Holding L.P.") reorganized by transferring its business and assets to AllianceBernstein L.P., a newly formed private partnership ("AllianceBernstein").

            As of May 31, 2010, AXF's subsidiaries own 45.06% of the issued and outstanding units of limited partnership interest in AllianceBernstein (the "AllianceBernstein Units"), as follows:
                 AXA Financial Bermuda, held directly 15,276,937 AllianceBernstein Units (5.54%),
                 AXA Equitable Life directly own 29,100,290 AllianceBernstein Units (10.55%),
                 ACMC, LLC own 66,220,822 AllianceBernstein Units (24%), and MONY owns 6,841,642 (2.48%) of AllianceBernstein Units and MLOA owns 2,587,472 (.94%) of AllianceBernstein Units

               AllianceBernstein Corporation also own a 1% general partnership interest in AllianceBernstein L.P.

               In addition, ACMC, LLC own 722,178 units (0.26%), representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding (the "AllianceBernstein Holding Units"). AXA Equitable Life own 822,178 units of general partnership interest (0.29%), in AllianceBernstein Holding L.P. AllianceBernstein Holding Units are publicly traded on the New York Stock exchange.

        5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

        6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

        7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

        8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

        9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.

        10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.

        11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold.

        12. Effective May 26, 2005, Matrix Capital Markets Group was sold.

        12. Effective May 26, 2005, Matrix Private Equities was sold.

        13. Effective December 2, 2005, Advest Group was sold.

        14. Effective February 24, 2006, Alliance Capital Management Corporation changed its name to AllianceBernstein Corporation.

        15. Effective July 11, 2007, Frontier Trust Company, FSB was sold.

        16. Effective November 30, 2007, AXA Financial Services, LLC changed its name to AXA Equitable Financial Services, LLC.

        17. Effective August 1, 2008, AXA Equitable Life Insurance Company tranferred ownership of AXA Life and Annuity Company to AXA Equitable Financial Services, LLC.

        18. Effective September 22, 2008, AXA Life and Annuity Company changed its name to AXA Equitable Life and Annuity Company.

        19. The EIN for 787 Holdings, LLC is 27-0294443, to be used for federal employment taxes and certain federal excise taxes.

            For federal tax purposes, it should generally use AXA Financial's
               EIN, which is 13-3623351.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------

Dissolved      - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was
                    sold to Credit Suisse Group.
               - 100 Federal Street Funding Corporation was dissolved August 31,
                    1998.
               - 100 Federal Street Realty Corporation was dissolved December
                    20, 2001.
               - CCMI Corp. was dissolved on October 7, 1999.
               - ELAS Realty, Inc. was dissolved January 29, 2002.
               - EML Associates, L.P. was dissolved March 27, 2001.
               - EQ Services, Inc. was dissolved May 11, 2001.
               - Equitable BJVS, Inc. was dissolved October 3, 1999.
               - Equitable Capital Management Corp. became ECMC, LLC on
                    November 30, 1999.
               - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
               - Equitable JVS II, Inc. was dissolved December 4, 1996
               - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                    dissolved on December 31, 2000.
               - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
               - EREIM Managers Corporation was dissolved March 27, 2001.
               - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
               - EVLICO, Inc. was dissolved in 1999.
               - Franconom, Inc. was dissolved on December 4, 2000.
               - GP/EQ Southwest, Inc. was dissolved October 21, 1997
               - HVM Corp. was dissolved on Feb. 16, 1999.
               - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
               - Prime Property Funding, Inc. was dissolved in Feb. 1999.
               - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
               - Six-Pac G.P., Inc. was dissolved July 12,1999
               - Paramount Planners, LLC., a direct subsidiary of AXA
                    Distribution Holding Corporation, was dissolved on December 5, 2003
               - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
               - ECLL Inc. was dissolved July 15, 2003
               - MONY Realty Partners, Inc. was dissolved February 2005.
               - Wil-Gro, Inc. was dissolved June, 2005.
               - Sagamore Financial LLC was dissolved August 31, 2006.
               - Equitable JVS was dissolved August, 2007.
               - Astor Times Square Corp. dissolved as of April 2007.
               - Astor/Broadway Acquisition Corp. dissolved as of  August 2007.
               - PC Landmark, Inc. has been administratively dissolved.
               - EJSVS, Inc. has been administratively dissolved.
               - STCS, Inc. was dissolved on August 15, 2007.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                                State of    State of
                                                                                   Type of     Incorp. or   Principal      Federal
                                                                                  Subsidiary    Domicile    Operation     Tax ID #
                                                                                  ----------    --------    ---------     ---------
AXA Financial, Inc.
-------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     --------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        -----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                             Operating        DE          NY        13-3049038
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Casualty Insurance Company *                              Operating        VT          VT        06-1166226
              ----------------------------------------------------------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                  Operating        DE          NY        13-3266813
              ----------------------------------------------------------------------------------------------------------------------
                 Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                           Investment       DE          NY        13-3544879
              ----------------------------------------------------------------------------------------------------------------------
              AllianceBernstein Corporation (See Note 4 on Page 2)                Operating        DE          NY        13-3633538
              ----------------------------------------------------------------------------------------------------------------------
                 See Attached Listing B
              ----------------------------------------------------------------------------------------------------------------------
              AXA Distributors, LLC                                               Operating        DE          NY        52-2233674
              ----------------------------------------------------------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC               Operating        DE          AL        52-2255113
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                           Operating        DE       CT, ME,NY    06-1579051
                  ------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC          Operating        MA          MA        04-3567096
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                 Operating        TX          TX        74-3006330
              ----------------------------------------------------------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                        Operating        DE          NY        13-3813232
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)       Operating        DE          NJ        22-3492811
              ----------------------------------------------------------------------------------------------------------------------


                                                                                             Parent's
                                                                                 Number of  Percent of
                                                                                  Shares    Ownership            Comments
                                                                                   Owned    or Control   (e.g., Basis of Control)
                                                                                   -----    ----------   ------------------------
AXA Financial, Inc.
-------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     --------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        -----------------------------------------------------------------------
           Equitable Holdings, LLC
           ----------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                                  500    100.00%
              -------------------------------------------------------------------
              Equitable Casualty Insurance Company *                                 1,000    100.00%
              -------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                         -    100.00%
              -------------------------------------------------------------------
                 Equitable Capital Private Income & Equity                                                ECMC is G.P.
                   Partnership II, L.P.                                                  -          -     ("Deal Flow Fund II")
              -------------------------------------------------------------------
              AllianceBernstein Corporation (See Note 4 on Page 2)                     100    100.00%
              -------------------------------------------------------------------
                 See Attached Listing B
              -------------------------------------------------------------------
              AXA Distributors, LLC                                                      -    100.00%
              -------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC                      -    100.00%
                 ----------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                                  -    100.00%
                  ---------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC                 -    100.00%
                 ----------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                    1,000    100.00%
              -------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                           1,000    100.00%
              -------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)            100    100.00%
              -------------------------------------------------------------------


     * Affiliated Insurer


    Equitable Investment Corp merged into Equitable Holdings, LLC on
       November 30, 1999.
    Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp.
    Effective January 1, 2002, Equitable Distributors, Inc. merged into AXA
       Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------
LISTING B - ALLIANCEBERNSTEIN CORPORATION
-----------------------------------------


                                                                                              State of      State of
                                                                              Type of        Incorp. or     Principal       Federal
                                                                             Subsidiary       Domicile      Operation      Tax ID #
                                                                             ----------       --------      ---------      ---------
AXA Financial, Inc.
-------------------------------------------------------------------------
    AXA Equitable Financial Services, LLC   (Note 2)
    ---------------------------------------------------------------------
       AXA Equitable Life Insurance Company*
       ------------------------------------------------------------------
          Equitable Holdings, LLC
          --------------------------------------------------------------------------------------------------------------------------
             AllianceBernstein Corporation                                                      DE            NY         13-3633538
             -----------------------------------------------------------------------------------------------------------------------
                AllianceBernstein Holding L.P. (See Note 4 on Page 2)     HCO (NYSE: AB)        DE            NY         13-3434400
                --------------------------------------------------------------------------------------------------------------------
                AllianceBernstein L.P.  (See Note 4 on Page 2)              Operating           DE            NY         13-4064930
                --------------------------------------------------------------------------------------------------------------------
                   AllianceBernstein Trust Company, LLC                     Operating           NH            NY         13-4064930
                   -----------------------------------------------------------------------------------------------------------------
                   Cursitor Alliance LLC                                       HCO              DE            MA         22-3424339
                   -----------------------------------------------------------------------------------------------------------------
                   Alliance Capital Management LLC                             HCO              DE            NY              -
                   -----------------------------------------------------------------------------------------------------------------
                      Sanford C. Bernstein & Co., LLC                       Operating           DE            NY         13-4132953
                   -----------------------------------------------------------------------------------------------------------------
                   AllianceBernstein Corporation of Delaware                   HCO              DE            NY         13-2778645
                   -----------------------------------------------------------------------------------------------------------------
                      AllianceBernstein International, LLC.                 Operating           DE            NY              -
                      --------------------------------------------------------------------------------------------------------------
                               Sanford C. Bernstein (Schweiz) GmbH          Operating      Switzerland    Switzerland         -
                      --------------------------------------------------------------------------------------------------------------
                      ACAM Trust Company Private Ltd.                       Operating         India          India            -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein (Argentina) S.R.L.                  Operating       Argentina      Argentina          -
                      --------------------------------------------------------------------------------------------------------------
                      ACM Software Services Ltd.                            Operating           DE            NY         13-3910857
                      --------------------------------------------------------------------------------------------------------------
                      Alliance Barra Research Institute, Inc.                  HCO              DE            NY         13-3548918
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Japan Inc.                             HCO              DE           Japan       13-3009358
                      --------------------------------------------------------------------------------------------------------------
                               AllianceBernstein Japan Ltd.                 Operating         Japan          Japan            -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Invest. Management Australia
                        Limited                                             Operating       Australia      Australia          -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Global Derivatives Corp.            Operating           DE            NY         13-3626546
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Investimentos (Brazil) Ltda.        Operating         Brazil        Brazil            -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Limited                             Operating          U.K.          U.K.             -
                      --------------------------------------------------------------------------------------------------------------
                               ACM Bernstein GmbH                           Operating        Germany        Germany           -
                               -----------------------------------------------------------------------------------------------------
                               AllianceBernstein Services Limited           Operating          U.K.          U.K.             -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein (Luxembourg) S.A.                   Operating          Lux.          Lux.             -
                      --------------------------------------------------------------------------------------------------------------
                               AllianceBernstein (France) SAS               Operating         France        France            -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein (Mexico) S. de R.L. de C.V.         Operating         Mexico        Mexico            -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Australia Limited                   Operating       Australia      Australia          -
                      --------------------------------------------------------------------------------------------------------------
                      AllianceBernstein Canada, Inc.                        Operating         Canada        Canada       13-3630460
                      --------------------------------------------------------------------------------------------------------------

                                                                                               Parent's
                                                                                  Number of   Percent of
                                                                                   Shares     Ownership           Comments
                                                                                    Owned     or Control  (e.g., Basis of Control)
                                                                                    -----     ----------  ------------------------
AXA Financial, Inc.
---------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ----------------------------------------------------------------------------
        AXA Equitable Life Insurance Company*
        -------------------------------------------------------------------------
           Equitable Holdings, LLC
           -----------------------------------------------------------------------
              AllianceBernstein Corporation                                                               owns 1% GP interest in
                                                                                                          AllianceBernstein L.P. and
                                                                                                          100,000 GP units in
                                                                                                          AllianceBernstein Holding
                                                                                                          L.P.
              --------------------------------------------------------------------
                 AllianceBernstein Holding L.P. (See Note 4 on Page 2)
                 -----------------------------------------------------------------
                 AllianceBernstein L.P.  (See Note 4 on Page 2)
                 -----------------------------------------------------------------
                    AllianceBernstein Trust Company, LLC                                         100.00%  Sole member interest
                    --------------------------------------------------------------
                    Cursitor Alliance LLC                                                        100.00%
                    --------------------------------------------------------------
                    Alliance Capital Management LLC                                              100.00%
                    --------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                                           100.00%
                    --------------------------------------------------------------
                    AllianceBernstein Corporation of Delaware                             10     100.00%
                    --------------------------------------------------------------
                       AllianceBernstein International, LLC.                                     100.00%  Owned by AllianceBerstein
                                                                                                          Corporation of Deleware
                       -----------------------------------------------------------
                                Sanford C. Bernstein (Schweiz) GmbH                              100.00%  Owned by AllianceBerstein
                                                                                                          International LLC.
                       -----------------------------------------------------------
                       ACAM Trust Company Private Ltd.                                           100.00%
                       -----------------------------------------------------------
                       AllianceBernstein (Argentina) S.R.L.                                       99.00%  AllianceBernstein Oceanic
                                                                                                          Corporation owns 1%
                       -----------------------------------------------------------
                       ACM Software Services Ltd.                                                100.00%
                       -----------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                         1,000     100.00%
                       -----------------------------------------------------------
                       AllianceBernstein Japan Inc.
                       -----------------------------------------------------------
                                AllianceBernstein Japan Ltd.                                     100.00%
                       -----------------------------------------------------------
                       AllianceBernstein Invest. Management Australia Limited                    100.00%
                       -----------------------------------------------------------
                       AllianceBernstein Global Derivatives Corp.                      1,000     100.00%
                       -----------------------------------------------------------
                       AllianceBernstein Investimentos (Brazil) Ltda.                             99.00%  AllianceBernstein Oceanic
                                                                                                          Corporation owns 1%
                       -----------------------------------------------------------
                       AllianceBernstein Limited                                     250,000     100.00%
                       -----------------------------------------------------------
                                ACM Bernstein GmbH                                               100.00%
                                --------------------------------------------------
                                AllianceBernstein Services Limited                     1,000     100.00%
                       -----------------------------------------------------------
                       AllianceBernstein (Luxembourg) S.A.                             3,999      99.98%  AllianceBernstein Oceanic
                                                                                                          Corporation owns .025%
                       -----------------------------------------------------------
                                AllianceBernstein (France) SAS                                   100.00%
                       -----------------------------------------------------------
                       AllianceBernstein (Mexico) S. de R.L. de C.V.                             100.00%
                       -----------------------------------------------------------
                       AllianceBernstein Australia Limited                                        50.00%  3rd party (NMFM) owns 50%
                       -----------------------------------------------------------
                       AllianceBernstein Canada, Inc.                                 18,750     100.00%
                       -----------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------
LISTING B - ALLIANCEBERNSTEIN CORPORATION
-----------------------------------------


                                                                                             State of      State of
                                                                              Type of       Incorp. or     Principal       Federal
                                                                             Subsidiary      Domicile      Operation      Tax ID #
                                                                             ----------      --------      ---------      ---------
AXA Financial, Inc.
---------------------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Note 2)
  -------------------------------------------------------------------------
     AXA Equitable Life Insurance Company*
     ----------------------------------------------------------------------
        Equitable Holdings, LLC
        ----------------------------------------------------------------------------------------------------------------------------
           AllianceBernstein Corporation                                                        DE            NY         13-3633538
           -------------------------------------------------------------------------------------------------------------------------
              AllianceBernstein L.P.                                         Operating          DE            NY         13-4064930
              ----------------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Corporation of Delaware (Cont'd)             HCO             DE            NY         13-2778645
                 -------------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Investment Research (Proprietary)      Operating      So Africa      So Africa          -
                       Limited
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein (Singapore) Ltd.                       Operating      Singapore      Singapore          -
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                   HCO         Mauritius      Mauritius          -
                    ----------------------------------------------------------------------------------------------------------------
                             Alliance Capital Asset Management               Operating        India          India            -
                                (India) Private Ltd
                             -------------------------------------------------------------------------------------------------------
                             AllianceBernstein Invest. Res. & Manage.        Operating        India          India            -
                                (India) Pvt
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Oceanic Corporation                       HCO             DE            NY         13-3441277
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Real Estate, Inc.                       Operating          DE            NY         75-3165543
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Corporate Finance Group Incorporated.           Operating          DE            NY         52-1671668
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Eastern Europe, Inc.                               HCO             DE            NY         13-3802178
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Asset Management (Korea) Ltd.          Operating        Korea          Korea            -
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Investments, Inc.                      Operating          DE            NY         13-3191825
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Investor Services, Inc.                Operating          DE            TX         13-3211780
                    ----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Hong Kong Limited                      Operating      Hong Kong      Hong Kong          -
                    ----------------------------------------------------------------------------------------------------------------
                             AllianceBernstein Taiwan Ltd.                   Operating        Taiwan        Taiwan            -
                    ----------------------------------------------------------------------------------------------------------------
                    Sanford C. Bernstein Limited                             Operating         U.K.          U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                             Sanford C. Bernstein (CREST Nominees) Ltd.      Operating         U.K.          U.K.             -
                    ----------------------------------------------------------------------------------------------------------------
                    Sanford C. Bernstein Proprietary Limited                  Inactive      Australia      Australia          -
                    ----------------------------------------------------------------------------------------------------------------

                                                                                          Parent's
                                                                            Number of    Percent of
                                                                             Shares      Ownership            Comments
                                                                              Owned      or Control   (e.g., Basis of Control)
                                                                              -----      ----------   ------------------------
AXA Financial, Inc.
---------------------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Note 2)
  -------------------------------------------------------------------------
     AXA Equitable Life Insurance Company*
     ----------------------------------------------------------------------
        Equitable Holdings, LLC
        -------------------------------------------------------------------
           AllianceBernstein Corporation
           ----------------------------------------------------------------
              AllianceBernstein L.P.
              -------------------------------------------------------------
                 AllianceBernstein Corporation of Delaware (Cont'd)
                 ----------------------------------------------------------
                    AllianceBernstein Investment Research (Proprietary)                  100.00%
                       Limited
                    -------------------------------------------------------
                    AllianceBernstein (Singapore) Ltd.                                   100.00%
                    -------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                            100.00%
                    -------------------------------------------------------
                             Alliance Capital Asset Management                            75.00%   3rd party (Ankar Capital India
                                (India) Private Ltd                                                Pvt. Ltd.) owns 25%
                             ----------------------------------------------
                             AllianceBernstein Invest. Res. & Manage.                    100.00%
                                (India) Pvt
                    -------------------------------------------------------
                    AllianceBernstein Oceanic Corporation                     1,000      100.00%
                    -------------------------------------------------------
                    Alliance Capital Real Estate, Inc.                                   100.00%
                    -------------------------------------------------------
                    Alliance Corporate Finance Group Incorporated.            1,000      100.00%
                    -------------------------------------------------------
                    Alliance Eastern Europe, Inc.                                        100.00%
                    -------------------------------------------------------
                    AllianceBernstein Asset Management (Korea) Ltd.                      100.00%
                    -------------------------------------------------------
                    AllianceBernstein Investments, Inc.                         100      100.00%
                    -------------------------------------------------------
                    AllianceBernstein Investor Services, Inc.                   100      100.00%
                    -------------------------------------------------------
                    AllianceBernstein Hong Kong Limited                                  100.00%
                    -------------------------------------------------------
                             AllianceBernstein Taiwan Ltd.                                99.00%   Others own 1%
                    -------------------------------------------------------
                    Sanford C. Bernstein Limited                                         100.00%
                    -------------------------------------------------------
                             Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%   Devonshire House, 1 Mayfair
                                                                                                   Place
                    -------------------------------------------------------
                    Sanford C. Bernstein Proprietary Limited                             100.00%   Inactive
                    -------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q2-2010
-------------------------------------------------------------
LISTING C - MONY
----------------


                                                                                           State of       State of
                                                                           Type of        Incorp. or      Principal       Federal
                                                                          Subsidiary       Domicile       Operation      Tax ID #
                                                                          ----------       --------       ---------      ---------
AXA Financial, Inc.
------------------------------------------------------------------------------------------------------------------------------------
  MONY Agricultural Investment Advisers, Inc.                              Operating           DE             CO         75-2961816
  ----------------------------------------------------------------------------------------------------------------------------------
  MONY Capital Management, Inc.                                            Operating           DE             NY         13-4194065
  ----------------------------------------------------------------------------------------------------------------------------------
  MONY Asset Management, Inc.                                              Operating           DE             NY         13-4194080
  ----------------------------------------------------------------------------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Note 2)
  ----------------------------------------------------------------------------------------------------------------------------------
     AXA Equitable Life Insurance Company *
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Life Insurance Company *                                         Insurance           NY             NY         13-1632487
      ------------------------------------------------------------------------------------------------------------------------------
        MONY International Holdings, LLC                                      HCO              DE             NY         13-3790446
        ----------------------------------------------------------------------------------------------------------------------------
           MONY International Life Insurance Co. Seguros de Vida S.A.*     Insurance       Argentina       Argentina     98-0157781
           -------------------------------------------------------------------------------------------------------------------------
           MONY Financial Resources of the Americas Limited                   HCO           Jamaica         Jamaica
           -------------------------------------------------------------------------------------------------------------------------
           MBT, Ltd.                                                       Operating    Cayman Islands  Cayman Islands   98-0152047
           -------------------------------------------------------------------------------------------------------------------------
              MONY Consultoria e Corretagem de Seguros Ltda.               Operating         Brazil         Brazil
              ----------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of the Americas, Ltd.*           Insurance    Cayman Islands  Cayman Islands   98-0152046
        ----------------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company of America*                            Insurance           AZ             NY         86-0222062
        ----------------------------------------------------------------------------------------------------------------------------
        U.S. Financial Life Insurance Company *                            Insurance           OH             OH         38-2046096
        ----------------------------------------------------------------------------------------------------------------------------
        MONY Financial Services, Inc.                                         HCO              DE             NY         11-3722370
        ----------------------------------------------------------------------------------------------------------------------------
           Financial Marketing Agency, Inc.                                Operating           OH             OH         31-1465146
           -------------------------------------------------------------------------------------------------------------------------
           MONY Brokerage, Inc.                                            Operating           DE             PA         22-3015130
           -------------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Ohio, Inc.                           Operating           OH             OH         31-1562855
              ----------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Alabama, Inc.                        Operating           AL             AL         62-1699522
              ----------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Texas, Inc.                          Operating           TX             TX         74-2861481
              ----------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Massachusetts, Inc.                  Operating           MA             MA         06-1496443
              ----------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Washington, Inc.                     Operating           WA             WA         91-1940542
              ----------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of New Mexico, Inc.                     Operating           NM             NM         62-1705422
           -------------------------------------------------------------------------------------------------------------------------
           1740 Ventures, Inc.                                             Operating           NY             NY         13-2848244
           -------------------------------------------------------------------------------------------------------------------------
           Enterprise Capital Management, Inc.                             Operating           GA             GA         58-1660289
           -------------------------------------------------------------------------------------------------------------------------
              Enterprise Fund Distributors, Inc.                           Operating           DE             GA         22-1990598
           -------------------------------------------------------------------------------------------------------------------------
           MONY Assets Corp.                                                  HCO              NY             NY         13-2662263
           -------------------------------------------------------------------------------------------------------------------------
              MONY Benefits Management Corp.                               Operating           DE             NY         13-3363383
           -------------------------------------------------------------------------------------------------------------------------
           1740 Advisers, Inc.                                             Operating           NY             NY         13-2645490
           -------------------------------------------------------------------------------------------------------------------------
           MONY Securities Corporation                                     Operating           NY             NY         13-2645488
            ------------------------------------------------------------------------------------------------------------------------
              Trusted Insurance Advisers General Agency Corp.              Operating           MN             NY         41-1941465
              ----------------------------------------------------------------------------------------------------------------------
              Trusted Investment Advisers Corp.                            Operating           MN             NY         41-1941464
              ----------------------------------------------------------------------------------------------------------------------

                                                                                          Parent's
                                                                           Number of     Percent of
                                                                            Shares       Ownership            Comments
                                                                             Owned       or Control    (e.g., Basis of Control)
                                                                             -----       ----------    ------------------------
AXA Financial, Inc.
-------------------------------------------------------------------------
  MONY Agricultural Investment Advisers, Inc.                                             100.00%
  -----------------------------------------------------------------------
  MONY Capital Management, Inc.                                                           100.00%
  -----------------------------------------------------------------------
  MONY Asset Management, Inc.                                                             100.00%
  -----------------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Note 2)
  -----------------------------------------------------------------------
     AXA Equitable Life Insurance Company *
     --------------------------------------------------------------------
     MONY Life Insurance Company *                                                        100.00%
      -------------------------------------------------------------------
        MONY International Holdings, LLC                                                  100.00%
        -----------------------------------------------------------------
           MONY International Life Insurance Co. Seguros de Vida S.A.*                    100.00%
           --------------------------------------------------------------
           MONY Financial Resources of the Americas Limited                                99.00%
           --------------------------------------------------------------
           MBT, Ltd.                                                                      100.00%       79% by MONY Int'l Holdings &
                                                                                                        21% by MONY Financial
                                                                                                        Resources
           --------------------------------------------------------------
              MONY Consultoria e Corretagem de Seguros Ltda.                               99.00%
              -----------------------------------------------------------
              MONY Life Insurance Company of the Americas, Ltd.*                          100.00%
        -----------------------------------------------------------------
        MONY Life Insurance Company of America*                                           100.00%
        -----------------------------------------------------------------
        U.S. Financial Life Insurance Company *                            405,000        100.00%
        -----------------------------------------------------------------
        MONY Financial Services, Inc.                                        1,000        100.00%
        -----------------------------------------------------------------
           Financial Marketing Agency, Inc.                                     99         99.00%
           --------------------------------------------------------------
           MONY Brokerage, Inc.                                              1,500        100.00%
           --------------------------------------------------------------
              MBI Insurance Agency of Ohio, Inc.                                 5        100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Alabama, Inc.                              1        100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Texas, Inc.                               10        100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Massachusetts, Inc.                        5        100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Washington, Inc.                           1        100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of New Mexico, Inc.                           1        100.00%
           --------------------------------------------------------------
           1740 Ventures, Inc.                                               1,000        100.00%
           --------------------------------------------------------------
           Enterprise Capital Management, Inc.                                 500        100.00%
           --------------------------------------------------------------
              Enterprise Fund Distributors, Inc.                             1,000        100.00%
           --------------------------------------------------------------
           MONY Assets Corp.                                               200,000        100.00%
           --------------------------------------------------------------
              MONY Benefits Management Corp.                                 9,000        100.00%
           --------------------------------------------------------------
           1740 Advisers, Inc.                                              14,600        100.00%
           --------------------------------------------------------------
           MONY Securities Corporation                                       7,550        100.00%
            -------------------------------------------------------------
              Trusted Insurance Advisers General Agency Corp.                1,000        100.00%
              -----------------------------------------------------------
              Trusted Investment Advisers Corp.                                  1        100.00%
              -----------------------------------------------------------


    -  As of February 18, 2005, MONY Realty Capital, Inc. was sold.
    -  As of February 2005, MONY Realty Partners, Inc. was dissolved
    - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLC and an individual holds one share of its stock for Jamaican regulatory reasons.
    - MONY Consultoria e Corretagem de Seguros Ltda., is 99% owned by MONY International Holdings, LLC and an individual holds one share of its stock for Brazilian regulatory reasons.
    - Financial Marketing Agency, Inc., is 99% owned by MONY International Holdings, LLC and an individual in Ohio holds one share of its stock for regulatory reasons.
    -  Enterprise Accumulation Trust was merged into EQAT on July 9, 2004
    -  MONY Series Funds, Inc. was merged into EQAT on July 9, 2004
    -  As of August 31, 2006, Sagamore Financial LLC was dissolved
    -  MONY Benefits Service Corp. was sold on January 26, 2007.
    - As of November 30, 2007, MONY Holdings LLC merged into AXA Equitable Financial Services, LLC.
    -  MONY Bank & Trust Company of the Americas, Ltd. changed its name to
       MBT Ltd.

Item 27. Number of Contractowners

         As of the date of this filing, there were 335,516 Qualified Contract owners and/or 226,401 Non-Qualified Contract owners of the contracts offered by the Registrant.

Item 28. Indemnification

     (a) Indemnification of Directors and Officers

         The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                 (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                      (b) To the extent permitted by the law of the State of New
                          York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

         The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, St. Paul Travelers, Zurich Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

     (b) Indemnification of Principal Underwriters

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

     (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriters

     (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301, A and I, and MONY's MONY Variable Account S, MONY America Variable Account S and Keynote Series Account. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY, NY 10104.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.


(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Director and Senior Vice President

*Andrew J. McMahon                    Chairman of the Board and Director

*Christine Nigro                      President and Director

*Richard S. Dziadzio                  Director

*Barbara Goodstein                    Director

*James A. Shepherdson                 Director

*William Degnan                       Senior Vice President

Jeffrey Green                         Senior Vice President
4251 Crums Mill Road
Harrisburg, PA 17112

*Kevin R. Byrne                       Executive Vice President and Treasurer

*Patricia Roy                         Chief Compliance Officer

*Philip Pescatore                     Chief Risk Officer

*Maurya Keating                       Vice President and Associate
                                      General Counsel

*Anthony Sages                        Chief Sales Officer

*Francesca Divone                     Secretary

*Susan Vesey                          Assistant Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President of
                                      Business Development

*William Miller, Jr.                  Director, Executive Vice President and
                                      Chief Sales Officer

*Michael Gregg                        Executive Vice President

*Gary Hirschkron                      Executive Vice President

*Michael McCarthy                     Senior Vice President and National Sales
                                      Manager

*Joanne Petrini-Smith                 Executive Vice President

*Lee Small                            Senior Vice President and
                                      National Sales Manager

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Nelida Garcia                        Senior Vice President

*Peter Golden                         Senior Vice President

*David Kahal                          Senior Vice President

*Kevin Kennedy                        Senior Vice President

*Diana Keary                          Senior Vice President

*Harvey Fladeland                     Senior Vice President

*Andrew Marrone                       Senior Vice President

*Kevin Molloy                         Senior Vice President

*Marian Sole                          Senior Vice President

*Mark Teitelbaum                      Senior Vice President

*Mary Toumpas                         Senior Vice President

*Ronald R. Quist                      Vice President and Treasurer

*Norman J. Abrams                     Vice President and General Counsel

*Nicholas Gismondi                    Vice President and Chief Financial Officer

*Gregory Lashinsky                    Assistant Vice President - Financial
                                      Operations Principal

*Francesca Divone                     Assistant Secretary

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.  Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, MO, 64105.


Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          AXA Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective Certificates.

          The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b)of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                   SIGNATURES



     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf, in the City and State of New York, on this 20th day of September, 2010.




                               SEPARATE ACCOUNT No. 49 OF
                               AXA EQUITABLE LIFE INSURANCE COMPANY
                                           (Registrant)

                               By: AXA Equitable Life Insurance Company
                                           (Depositor)


                               By: /s/ Dodie Kent
                                  ---------------------
                               Dodie Kent
                               Vice President and Associate General Counsel
                               AXA Equitable Life Insurance Company

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Amendment to the Registration Statement to be signed on its behalf, in the City and State of New York, on this 20th day of September, 2010.




                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                    (Depositor)


                                         By: /s/ Dodie Kent
                                            ---------------------------------
                                            Dodie Kent
                                            Vice President and
                                            Associate General Counsel
                                            AXA Equitable Life Insurance Company



         As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Richard S. Dziadzio                       Executive Vice President and
                                           Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and
                                           Chief Accounting Officer


*DIRECTORS:

Christopher M. Condron       Anthony J. Hamilton          Joseph H. Moglia
Henri de Castries            Mary R. (Nina) Henderson     Lorie A. Slutsky
Denis Duverne                James F. Higgins             Ezra Suleiman
Charlynn Goins               Peter S. Kraus               Peter J. Tobin
Danny L. Hale                Scott D. Miller              Richard C. Vaughan






*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

September 20, 2010.

                                 EXHIBIT INDEX


EXHIBIT NO.                                                          TAG VALUE
-----------                                                          ---------
4. (a)       Form of Endorsement Applicable to Traditional IRA       EX-99.4a
             Contracts (2010IRA-I-PCS).

   (b)       Form of Endorsement Applicable to Non-Qualified         EX-99.4b
             Contracts (2010NQ-I-PCS).

   (c)       Form of Endorsement Applicable to Roth IRA Contracts    EX-99.4c
             (2010ROTH-I-PCS).

   (d)       Form of Flexible Premium Deferred Variable and Index    EX-99.4d
             Linked Annuity Contract (2010PCSBASE-I-A).

   (e)       Form of Data Page (Part A - Personal Data)              EX-99.4e
             (2010PCSDP).

   (f)       Form of Data Page (Part C - Charges) (2010PCSDP-ADV).   EX-99.4f

   (g)       Form of Data Page (Part C - Charges) (2010PCSDP-B).     EX-99.4g

5. (a)       Form of Enrollment Form/Application 2010 PCS App 01     EX-99.5a
             (AXA Advisors).

   (b)       Form of Enrollment Form/Application 2010 PCS App 02     EX-99.5b
             (AXA Distributors).

   (c)       Form of Enrollment Form/Application 2010 PCSI App 01    EX-99.5c
             (AXA Advisors).

   (d)       Form of Enrollment Form/Application 2010 PCSI App 02    EX-99.5d
             (AXA Distributors).

9.           Opinion and Consent of Counsel                          EX-99.9
10.(a)       Consent of PricewaterhouseCoopers LLP                   EX-99.10a
10.(b)       Powers of Attorney                                      EX-99.10b